Exhibit 1.2

Prospectus dated November 18, 2004.

ISPAT INTERNATIONAL N.V.

A public company with limited liability incorporated in The Netherlands with its statutory seat in Rotterdam, The Netherlands.

Issuing of 139,659,790 type I registered class A common shares, each with a nominal value of €0.01 (the “Issued A Shares”) and 385,340,210 registered class B common shares, each with a nominal value of €0.10 (the “Issued B Shares”), both in the share capital of Ispat International N.V. (“INV”).  The Issued A Shares and the Issued B Shares collectively being referred to as the “Issued Shares”.

The Issued Shares are offered to Richmond Investment Holdings Limited (“Richmond Holdings”), or such other person as Richmond Holdings shall direct (the “Transferee”), in consideration for the sale and transfer by Richmond Holdings or the Transferee to INV of 500,000,000 registered common shares, each with a nominal value of $0.10, in the share capital of LNM Holdings N.V. (“LNM Holdings”), a company organized under the laws of the Netherlands Antilles, which shares (the “Purchased Shares”) constitute the entire issued and outstanding share capital of LNM Holdings (the “Transaction”).  Upon completion of the acquisition, Richmond Holdings or the Transferee will receive 0.27931958 type I registered class A common shares and 0.77068042 registered class B common shares of INV, subject to the limitations described in this prospectus, for each LNM Holdings common share, or, in the aggregate, 139,659,790 INV class A common shares and 385,340,210 INV class B common shares.  As a result of the Transaction, LNM Holdings will become a wholly owned subsidiary of INV.  In order to effect the payment obligation for the Issued Shares, Richmond Holdings shall contribute and transfer (or procure the contribution and transfer of) the Purchased Shares to INV, and INV shall accept the contribution and transfer of the Purchased Shares as a contribution in kind, which contribution will fulfill the payment obligations on the Issued Shares.  It is expected that payment for and delivery of the Issued Shares will be made on or about December 17, 2004.

No person other than Richmond Holdings or the Transferee can subscribe for or will be issued the Issued Shares.

INV’s class A common shares are listed on the Official Segment of the stock market of Euronext Amsterdam and on the New York Stock Exchange under the symbol “IST”.  INV has applied, subject to the transaction being completed, to have its symbol on Euronext Amsterdam and on the New York Stock Exchange changed to “MT”.

Application has been made to list the Issued A Shares on the Official Segment of the stock market of Euronext Amsterdam and on the New York Stock Exchange under the symbol “MT”.  No application for listing has been or will be made for any class B common shares, including the Issued B Shares.  Listing and trading of the Issued A Shares on Euronext Amsterdam is expected to commence on December 17, 2004; listing of the Issued A Shares on the New York Stock Exchange is expected to commence on December 17, 2004, in each case, unforeseen circumstances excepted; and the Issued A Shares may be eligible to be resold in the United States on or about January 26, 2005, subject to the applicable restrictions of the U.S. Securities Act of 1933, as amended.  See “THE PROPOSED TRANSACTION—Restrictions.”

Euronext Amsterdam Codes:	New York Stock Exchange Codes:

ISIN: NL0000361939	US4648991036

Common Code: 007870558	010557119

Securities Code: 36193

The Issued Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or with any securities regulatory authority of any state or other jurisdiction in the United States.  Accordingly, none of the Issued Shares may be offered, granted, issued, sold, pledged or otherwise transferred or encumbered within the United States, except in certain transactions that are exempt from registration under the U.S. Securities Act of 1933, as amended, and in compliance with any applicable securities laws.

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful.

RESTRICTIONS

NO PERSON OTHER THAN RICHMOND HOLDINGS OR THE TRANSFEREE CAN SUBSCRIBE FOR OR WILL BE ISSUED THE INV CLASS A COMMON SHARES OR THE INV CLASS B COMMON SHARES TO BE ISSUED IN CONNECTION WITH THE ACQUISITION OF LNM HOLDINGS BY INV.  THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL ANY SECURITY TO ANY PERSON OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY FROM ANY PERSON, OTHER THAN RICHMOND HOLDINGS OR THE TRANSFEREE.

UPON COMPLETION OF THE ACQUISITION, RICHMOND HOLDINGS OR THE TRANSFEREE WILL RECEIVE 0.27931958 TYPE I REGISTERED CLASS A COMMON SHARES AND 0.77068042 REGISTERED CLASS B COMMON SHARES OF INV, SUBJECT TO THE LIMITATIONS DESCRIBED IN THIS PROSPECTUS, FOR EACH LNM HOLDINGS COMMON SHARE, OR, IN THE AGGREGATE, 139,659,790 INV CLASS A COMMON SHARES AND 385,340,210 INV CLASS B COMMON SHARES.  SUCH CLASS A COMMON SHARES AND CLASS B COMMON SHARES WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND THE HOLDER OF SUCH INV CLASS A COMMON SHARES AND CLASS B COMMON SHARES MAY NOT SELL OR DISPOSE OF ANY OF SUCH COMMON SHARES OTHER THAN PURSUANT TO A REGISTERED OFFERING OR IN A TRANSACTION EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT OF 1933, AS AMENDED.

Table of Contents

CERTAIN DEFINED TERMS
General Terms
Industry Terms

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

WHERE YOU CAN FIND MORE INFORMATION ABOUT INV

RELATIONSHIP BETWEEN CREDIT SUISSE FIRST BOSTON AND INV

RESPONSIBILITY STATEMENT

RELIANCE ON INFORMATION

SUMMARY

INV SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

LNM HOLDINGS SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

SELECTED PRO FORMA CONDENSED CONSOLIDATED COMBINED FINANCIAL INFORMATION

RECENT DEVELOPMENTS

STOCK PRICE HISTORY

RISK FACTORS
Risk Factors Related to the Acquisition
Risk Factors Related to INV’s Business
Risk Factors Related to LNM Holdings’ Business
Risk Factors Related to INV’s and LNM Holdings’ Businesses

THE COMBINED COMPANIES’ STRATEGY

INDUSTRY OVERVIEW
Steel-Making Process
Products

INV
History and Development of INV
Products
Raw Materials
Management
Marketing and Sales
Organizational Structure
Property, Plant and Equipment
Regulation and Litigation

LNM HOLDINGS

i

History and Development
Products
Raw Materials
Management
Marketing and Sales
Organizational Structure
Property, Plant and Equipment
Regulation and Litigation

INV SUMMARY FINANCIAL INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR INV
Factors Affecting the Business
Critical Accounting Policies and Use of Judgments and Estimates
Review of Operating Results
Liquidity and Capital Resources
Research and Development, Patents and Licenses
Trend Information
Recent Developments
Off-Balance Sheet Arrangements
Tabular Disclosure of Contractual Obligations
Quantitative and Qualitative Disclosures Concerning Market Risk

LNM HOLDINGS SUMMARY FINANCIAL INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR LNM HOLDINGS
Recent Developments
Factors Affecting the Business
Critical Accounting Policies and Use of Judgments and Estimates
Liquidity and Capital Resources
Research and Development, Patents and Licenses
Trend Information
Off-Balance Sheet Arrangements
Tabular Disclosure of Contractual Obligations
Quantitative and Qualitative Disclosures Concerning Market Risk

THE EXTRAORDINARY MEETING
Date, Time, Place and Purpose of the Extraordinary Meeting
Other Extraordinary Meeting Resolutions
Shareholders Entitled to Vote
Vote Required
Voting Registered Shares
Voting Bearer Shares
Voting Shares Held in “Street Name”
Approval of Other Matters
Revocation of Proxy
Adjournments and Postponements

THE PROPOSED TRANSACTION
Overview
Issuance of Common Shares to Richmond Holdings or the Transferee
Listing of the INV Class A Common Shares
Background of the Transaction
Our Reasons for the Transaction

Opinions of our Financial Advisors
Recommendation of the Special Committee and INV’s Board of Directors
Interests of the Controlling Shareholder in the Transaction
Restrictions
No Appraisal Rights
No Pre-Emptive Rights
Proposed Amendments to INV’s Articles of Association
Accounting Treatment
Fees and Expenses

THE ACQUISITION AGREEMENT
Structure
Representations and Warranties
Conduct of the Businesses of INV and LNM Holdings Pending the Acquisition
Covenants
Indemnification
Conditions to the Acquisition
Termination
Governing Law; Dispute Resolution (Arbitration)

OTHER AGREEMENTS
Voting Agreement
Non-Competition Agreement
Confidentiality Agreement

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES OF INV
Announced Changes of Directors and Senior Management
Directors and Senior Management
Board of Directors
Senior Management
Compensation
Stock Option Plan
Board Practices
Board Committees
Audit Committee
Remuneration Committee
Nomination Committee
Employees
Share Ownership

MAJOR SHAREHOLDERS AND NOTIFICATION OBLIGATIONS
Major Shareholders
Notification Obligations
Voting Rights
Conversion: Restriction on Transfers
Related Party Transactions

DESCRIPTION OF INV’S COMMON SHARES
Share Capital
Corporate Purpose
Dividends
Shareholder Meetings and Voting Rights
Liquidation Rights
Pre-Emptive Rights
Issue of Common Shares
Purchase of Own Common Shares

Reduction of Share Capital
Board of Directors
Amendment of INV’s Articles of Association
Annual Accounts

TAX CONSIDERATIONS
Dutch Tax Considerations
U.S. Tax Considerations

ENFORCEABILITY OF CIVIL LIABILITIES

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

AUDITORS’ STATEMENTS

INV FINANCIAL STATEMENTS

LNM HOLDINGS FINANCIAL STATEMENTS

Annexes

Annex A	Acquisition Agreement, dated as of October 24, 2004, between Ispat International N.V. and Richmond Investment Holdings Limited

Annex B	Voting Agreement, dated as of October 24, 2004, between Ispat International N.V. and Ispat International Investments, S.L., Sociedad Unipersonal

Annex C	Opinion of Credit Suisse First Boston LLC dated as of October 24, 2004

Annex D	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated as of October 24, 2004

CERTAIN DEFINED TERMS

General Terms

All references in this document to “we,” “us” and “our” refer to Ispat International N.V. and its subsidiaries.  In addition, all references in this document to “INV” are to Ispat International N.V. and its subsidiaries; references to “CIL” are to Caribbean Ispat Limited; references to “IEG” are to Ispat Europe Group S.A., which includes Ispat Hamburger Stahlwerke GmbH (“IHSW”), Ispat Stahlwerk Ruhrort GmbH (“ISRG”), Ispat Walzdraht Hochfeld GmbH (“IWHG”), Ispat Unimétal S.A. (“Unimétal”), Trefileurope S.A. (“Trefileurope”) and Societe Metallurgique de Revigny S.N.C.; references to “Inland” are to Ispat Inland Inc.; references to “Imexsa” are to Ispat Mexicana, S.A. de C.V.; references to “ISL” are to Ispat Shipping Limited; references to “Ispat Duisburg” are to, collectively, ISRG and IWHG; references to “Ispat Germany” are to, collectively, Ispat Duisburg and IHSW; and references to “Sidbec” are to Ispat Sidbec Inc.

All references in this document to “LNM Holdings” are to LNM Holdings N.V. and its subsidiaries; references to “BH Steel” are to BH Steel Zelgezara Zenica; references to “Iscor” are to Ispat Iscor Limited; references to “Ispat Annaba” are to Ispat Annaba SPA; references to “Ispat Karmet” are to Ispat Karmet OJSC; references to “Ispat Nova Hut” are to Ispat Nova Hut a.s.; references to “Ispat Petrotub” are to Petrotub Roman S.A.; references to “Ispat Polska” are to Ispat Polska Stal S.A.; references to “Ispat Siderurgica” are to Ispat Siderurgica S.A.; references to “Ispat Sidex” are to Ispat Sidex S.A.; references to “Ispat Tebessa” are to Ispat Tebessa SPA; references to “Ispat Tepro” are to SC Ispat Tepro S.A.; and references to “LNM Marketing” are to LNM Marketing FZE.

acquisition agreement:  The Acquisition Agreement, dated as of October 24, 2004, between Ispat International N.V. and Richmond Investment Holdings Limited, attached hereto as Annex A.

Annual production capacity:  The production capacity of plant and equipment based on existing technical parameters as estimated by management.

Articles of Association:  The Articles of Association of INV, dated June 2, 2004.

BAA:  The Business Assistance Agreement between LNM Holdings and Iscor, which was approved by Iscor’s shareholders in January 2002.

CDSOA:  The U.S. Continued Dumping and Subsidy Offset Act of 2000.

CI processes:  The continuous improvement processes, an element of KMP.

CIT:  The U.S. Court of International Trade.

Citigroup:  Citigroup Global Markets Limited.

Cleary Gottlieb:  Cleary, Gottlieb, Steen & Hamilton.

Competitor:  As defined in the non-competition agreement between Mr. Lakshmi N. Mittal and INV to be executed simultaneously with the completion of the acquisition of LNM Holdings by INV, any person anywhere in the world that engages in the business of manufacturing, producing or supplying iron ore, coke, iron, steel or iron or steel products.

Controlling shareholder:  All references to the “controlling shareholder” refer, collectively, to Mr. and Mrs. Lakshmi N. Mittal and the members of their immediate family.

Corporacion del Balsas:  Corporacion del Balsas, S.A. de C.V.

Credit Suisse First Boston:  Credit Suisse First Boston LLC.

Currencies:  Unless otherwise stated in the document, references to “U.S. dollars” or “$” are to the currency of the United States of America; all references to “C$” are to Canadian dollars, the currency of Canada; references to “Euro” or “€” are to the currency of the member states of the European Union that adopted a single currency in accordance with the Treaty of Rome established by the European Economic Community, as amended by the Treaty of the European Union signed at Maastricht on February 7, 1992; references to “DM” are to Deutsche Marks, the former currency of Germany; references to “KZT” are to the Kazakh tenge, the currency of the Republic of Kazakhstan; references to “Pesos” are to Mexican Pesos, the currency of Mexico; references to “NLG” are to Dutch guilders, the former currency of The Netherlands; and references to “R” are to South African rand, the currency of South Africa.

Deloitte & Touche:  Deloitte & Touche LLP.

Directive:  Directive 2003/87/EC dated October 13, 2003, pursuant to which the European Union established a scheme for greenhouse gas emission allowance trading within the European Community.

Disclosure Act:  The Dutch Act on Disclosure of Holdings in Listed Companies 1996 (Wet Melding Zeggenschap in ter beurze genoteerde vennootschappen 1996), as amended.

DSG:  DSG Dradenauer Stahlgesellschaft mbH.

Dutch resident individuals and Dutch resident entities:  Individuals and corporate entities who are resident or deemed to be resident in The Netherlands for Dutch tax purposes.

Dutch Securities Act:  The Dutch Act on the Supervision of the Securities Trade 1995 (Wet toezicht effectenverkeer 1995), as amended.

Environmental Liability Directive:  EU Directive 2004/35/EC of April 21, 2004 on Environmental Liability with Regard to the Prevention and Remedy of Environmental Damage.

EPA:  The U.S. Environmental Protection Agency.

EPA Consent Decree:  The consent decree that Inland entered into with the EPA, which requires the investigation and remediation of the Indiana Harbor Works.

EU-15:  The European Union before the addition of 10 new member states in 2004.

EU-25:  The European Union after the addition of 10 new member states in 2004.

Eurozone:  As used herein, “Eurozone” refers to the following countries that have adopted the Euro:  Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal, and Spain.

extraordinary meeting:  The extraordinary general meeting of shareholders of INV that will be held at 10:30 A.M. on December 15, 2004 at the Hilton Rotterdam, Weena 10, 3012 CM Rotterdam, The Netherlands.

GDP:  Gross domestic product.

Houlihan Lokey:  Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

ISG:  International Steel Group Inc.

ISG Merger:  The proposed merger of INV and ISG pursuant to the Agreement and Plan of Merger and Reorganization among INV, Park Acquisition Corp., and ISG, dated as of October 24, 2004.

Ispat Investments:  Ispat International Investments, S.L., Sociedad Unipersonal

Ispat Stock Option Plan:  The Ispat Global Stock Option Plan.

ITC:  The U.S. International Trade Commission.

KMP:  The Knowledge Management Program implemented by INV and LNM Holdings.

LIBOR:  The London Interbank Offered Rate.

LNM Holdings Audited Consolidated Financial Statements:  The December 31, 2001, 2002 and 2003 audited consolidated financial statements of LNM Holdings.

Macedonian Operations:  RZ Valavnica za Lenti AD and RZ Ladna Valavnica AD.

NAFTA:  North American Free Trade Agreement.

NautaDutilh:  NautaDutilh N.V.

Non-Permitted Transferee:  Under the Shareholder’s Agreement, a person that is not a Permitted Transferee.

NRDA:  The Natural Resource Damages Act.

Operating subsidiary:  The term “operating subsidiary” refers to each of the subsidiaries of INV that is engaged in the manufacture of steel and steel-related products.

Operating unit:  The term “operating unit” refers to each of the subsidiaries of LNM Holdings that is engaged in the manufacture of steel and steel-related products.

Opinion 25:  APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations.

PBGC:  Pension Benefit Guaranty Corporation.

PCI:  PCI Associates.

Pena Colorada:  Consorcio Minero Benito Juarez Pena Colorada, S.A. de CV.

Pemex:  Pemex Gas y Petroquimica Basica.

Permitted Transferee:  Under the Shareholder’s Agreement, a transferee to whom a person holding record or beneficial ownership of INV class B common shares may transfer such INV class B common shares.

PFIC:  Passive foreign investment company.

PHS:  Polski Huty Stali S.A.

PLIPDECO:  Point Lisas Industrial Port Development Company.

Pro Forma Financial Statements:  The unaudited pro forma consolidated financial information based on the historical financial statements of INV and LNM Holdings for the year ended December 31, 2003 and the six months ended June 30, 2004, adjusted to give effect to the acquisition of LNM Holdings by INV.

Purchaser Shareholder Approval:  The approval by the requisite affirmative vote of the shareholders of INV in accordance with Section 2:107A of the Dutch Civil Code and our Articles of Association of:  (i) the acquisition agreement and the transactions referred to therein; (ii) the amendment of INV’s Articles of Association to increase INV’s authorized capital to an extent sufficient to permit the issuance of the class A common shares and class B common shares to be issued to Richmond Holdings, or the Transferee; (iii) the delegation of authority to INV’s board of directors to issue the INV class A common shares and class B common shares to be issued to Richmond Holdings, or the Transferee; and (iv) the appointment of Ms. Vanisha Mittal Bhatia as a member of INV’s board of directors (so long as such appointment shall be in accordance with all director independence requirements applicable to INV’s board of directors under INV’s Deed of Incorporation, Articles of Association, internal corporate governance policies and applicable law).

Richmond Holdings:  Richmond Investment Holdings Limited.

Ryerson Tull:  Ryerson Tull, Inc.

Sales:  All references herein to “Sales” include shipping and handling fees and costs as per EITF Issue No. 00-10.  All references to “Net Sales” exclude shipping and handling fees and costs.

SAIL:  Steel Authority of India Limited.

SFAS 123:  Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation.

SFAS 145:  Statement of Financial Accounting Standard No. 145, Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.

SFAS 148:  Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation.

Shareholder’s Agreement:  The shareholder and registration rights agreement between INV, LNM Holdings S.L. (subsequently renamed Ispat International Investments S.L.) and Mr. Lakshmi N. Mittal, dated August 13, 1997.

shipments:  All references herein to shipments are to shipments of steel products and include certain de minimis intercompany quantities, unless otherwise noted.

Shearman & Sterling:  Shearman & Sterling LLP.

Sider:  Groupe Sider.

Special Committee:  The special committee of independent directors formed by INV’s board of directors to negotiate the terms of the acquisition agreement on behalf of INV’s board of directors.

Special Reserve:  The special share premium reserve that INV is required to maintain pursuant to Article 36.1 of its Articles of Association.

street name:  Securities are referred to as being held in a “street name” when securities are held in the name of a broker or other nominee, as opposed to holding them in the customer’s name.

Thyssen:  Thyssen Stahl AG.

Transferee:  Any person that Richmond Holdings shall direct to receive INV common shares and who Richmond Holdings procures to sell the LNM Holdings common shares pursuant to the acquisition agreement.

U.S. GAAP:  U.S. Generally Accepted Accounting Principles.

US Steel:  United States Steel Corporation.

Industry Terms

Annealing:  A heat or thermal process by which a previously cold-rolled steel coil is made more suitable for forming and bending.  The steel sheet is heated to a designated temperature for a sufficient amount of time and then cooled.  This process is undertaken, as the bonds between the grains of the metal are stretched when a coil is cooled and cold rolled, leaving the steel brittle and breakable.  Annealing “recrystallizes” the grain structure of steel by allowing for the formation of new bonds at high temperatures.

Cold-rolled steel coils may be annealed by either batch or continuous process.  In batch annealing, three to four coils are stacked on top of each other, and a cover is placed on top.  For up to three days, the steel is heated in a non-oxygen atmosphere (so it will not rust) and slowly cooled.  In continuous annealing, normally part of a coating line, the steel is uncoiled and run through a series of vertical hooks within a heater.  The temperature and cooling rates are controlled to obtain the desired mechanical properties for the steel.

Bar:  Long steel products that are rolled from billets.  Merchant bar and reinforcing bar (rebar) are two common categories of bars.  Merchant bars include rounds, flats, angles, squares and channels that are used by fabricators to manufacture a wide variety of products, such as furniture, stair railings and farm equipment.  Rebar is used to strengthen concrete in highways, bridges and buildings.

Basic oxygen furnace:  A pear-shaped furnace lined with heat-resistant (refractory) bricks, refines molten iron from the blast furnace and scrap into steel.

Billet / Bloom:  Billets and blooms are semi-finished steel products.  Billets generally have square cross sections up to 155 millimeters x 155 millimeters, and blooms have square cross sections generally greater than 155 millimeters x 155 millimeters.  These products are either rolled or continuously cast and are further processed by rolling to produce finished products such as wire rod, merchant bars and other sections.

Blast furnace:  A vertical cylinder lined with heat-resistant (refractory) bricks, used by integrated steel mills to smelt iron from ore, producing “hot metal.”  Its name comes from the “blast” of hot air and gases forced up through the iron ore, coke and limestone that load the furnace.

Calcium silicon injection:  A process by which calcium silicide is injected into steel to remove sulphur from the steel and to modify the shape of remaining sulphides in the steel, improving ductility and toughness.

Coating:  The process of covering steel with another material (tin, chrome, zinc), primarily to improve corrosion resistance.

Coils:  Steel sheet that has been wound.  A slab that has been rolled in a hot-strip mill can be more than 1,600 meters long; coils are the most efficient way to store and transport sheet steel.

Coke:  The basic fuel consumed in blast furnaces in smelting iron.  Coke is a processed form of coal.  About 450 kilograms of coke are needed to process a tonne of hot metal, an amount that constitutes more than 50% of an integrated steel mill’s total energy use.  Coke is used because metallurgical coal burns sporadically and reduces into a sticky mass.  Processed coke, however, burns steadily inside and out, and is not crushed by the weight of the iron ore in the blast furnace.  It is produced inside coke ovens, in which coal is heated without oxygen for approximately 18 hours to drive off gases and impurities.

Coking coal:  Bituminous coal used in the production of coke in coke ovens, and which is generally low in sulphur and phosphorous content.

Cold-rolled sheet:  Cold-rolled sheet is hot-rolled sheet that has been further processed through a pickle line and then successively passed through a rolling mill without reheating until the desired gauge, or thickness, and other physical properties have been achieved.  Cold rolling reduces gauge and hardens the steel and, when further processed through an annealing furnace and a temper mill, improves uniformity, ductility and formability.

Continuous casting:  A method of pouring steel directly from a ladle through a tundish into a mold, shaped to form billets, blooms or slabs.  Continuous casting avoids the need for large mills for rolling ingots into slabs.  Continuous cast slabs also solidify in a few minutes, versus several hours for an ingot.  Because of this, the chemical composition and mechanical properties are more uniform.

Converter:  Machinery that changes hot metal into steel, generally an electric arc furnace or basic oxygen furnace in modern steelmaking.

COREX®:  A two-stage process for producing liquid iron using coal as the main energy source.

Direct reduced iron:  Iron produced by a direct reduction process that removes the oxygen from iron ore without melting it.  Direct reduced iron is used as feedstock for electric arc furnaces and is a high quality substitute for scrap.

Electric arc furnace:  A steel-making furnace in which scrap (or direct reduced iron) generally constitutes 100% of the charge and heat is supplied from electricity that arcs from the graphite electrodes to the metal bath.

Fines:  Refers to iron ore with particles in the range of 0.10 to 6.35 millimeters in diameter.

Finishing lines:  The portion of the steel-making complex that processes semi-finished steel (slabs or billets) into forms that can be used by others.  Finishing lines can include rolling mills, pickle lines, tandem mills, annealing facilities and temper mills.

Flat-rolled steel/flat products:  Category of steel that includes sheet, strip, plate and tin plate, among others, and is produced from slabs.

Galvanized steel:  Steel coated with a thin layer of zinc to provide corrosion resistance in underbody auto parts, garbage cans, storage tanks, fencing wire and other products.  Sheet steel normally must be cold-rolled prior to galvanizing.  Galvanized steel products are subdivided into hot-dipped galvanized and electrogalvanized steel.  Electrogalvanizing equipment is more expensive to build and operate than hot-dipping equipment, but it gives the steel maker more precise control over the weight of the zinc coating.

Gcal:  Gigacalorie, a unit for measuring energy.

Hot metal:  The name for the melted iron produced in a blast furnace, containing a large quantity of carbon (above 1.5%).  Solidified hot metal is called “pig iron.”

Hot strip mill:  The rolling mill that reduces a hot slab into a coil of specified thickness; the whole processing is done at a relatively high temperature (when the steel is still red).

Hot-rolled sheet:  A product that is minimally processed steel that is used in the manufacture of various non-surface critical applications.  All flat-rolled steel sheet is initially hot-rolled, a process that consists of passing a cast slab through a multi-stand rolling mill (with each stand constituting a roll) to reduce its thickness to less than 12 millimeters.  Flat-rolled steel sheet that has been wound is referred to as “coiled.”

HyL I, HyL III:  Processes for producing, among other things, direct reduced iron that was developed by Hylsamex, S.A. de C.V.  The processes reduce iron ore lump or pellets with reformed natural gas in a vertical shaft furnace.  The Hyl I process uses four fixed-bed reactors; Hyl III uses a single-shaft furnace.

Ingot:  A form of semi-finished steel.  Liquid steel is teemed (poured) into molds, where it slowly solidifies.  Once the steel is solid, the mold is stripped, and the 25- to 30-ton ingots are then ready for subsequent rolling or forging.

Integrated mills:  Facilities that make steel by processing iron ore and other raw materials in blast furnaces.  Technically, only the production process used to produce steel differentiates integrated mills from mini-mills.

Integrated mini-mills:  Integrated mini-mills are mini-mills that produce their own metallic raw materials that consist of high quality scrap substitutes such as direct reduced iron.  Unlike most mini-mills, integrated mini-mills are able to produce steel with the quality of an integrated producer, since scrap substitutes such as direct reduced iron are derived from virgin iron ore, which has fewer impurities.

Interstitial free steel:  A sheet steel product with very low carbon levels that is used primarily in automotive deep-drawing applications.

Iron ore:  Mineral containing enough iron to be a commercially viable source of the element for use in steel making.

Ladle metallurgy station:  An intermediate steel processing unit that further refines the chemistry and temperature of molten steel while it is still in the ladle.  The ladle metallurgy step comes after the steel is melted and refined in the electric arc or basic oxygen furnace, but before steel is sent to the continuous caster.

Ladle refining:  A process by which molten steel is transferred in a ladle for further refining after being “tapped” from the electric arc or basic oxygen furnace to either (i) remove impurities still contained within the steel and/or (ii) add alloy additions.

Long products:  Classification of steel products that includes bars, rods and structural products that are “long” rather than “flat” and that are produced from blooms or billets.

Long ton:  A unit of weight equivalent to 2,240 pounds.

Melt shop:  The part of the steel plant where liquid iron is produced.

MIDREX®:  MIDREX® is a process that converts iron oxide pellets and lump iron ore into direct reduced iron.

MIDREX® MEGAMOD®:  A large-scale furnace using the MIDREX® process to produce direct reduced iron.

Mini-mill:  Steel mills that melt scrap metal in an electric arc furnace to produce steel.

MVA:  Mega-volt ampere.

Pellets:  Balls of agglomerated iron ore particles of a size and quality suitable for particular steel-making processes, which are produced in a pelletizing plant.

Pig iron:  See “Hot metal.”

Pickling:  A process that cleans a steel coil of rust, dirt and oil in an acid bath so that further work can be done to the metal.

Pulverized coal injection facility:  A blast furnace enhancement to reduce an integrated mill’s reliance on coke (because of environmental problems with its production).  Up to 30% of coke charged into the blast furnace can be replaced by this talcum-like coal power, which is injected through nozzles at the bottom or the furnace.

Rebar or reinforcement bar:  A commodity-grade steel used to strengthen concrete in highway and building construction.

Reline:  A process whereby an old refractory lining of a furnace or ladle is removed and replaced with a new refractory lining.  This process is required as part of periodic maintenance.

RHTL:  Ruhrstahl Heraeus Top Lance, a type of vacuum degasser.

Rolled steel products:  Steel reduced to a desired thickness by being passed through a set of rollers.

SBQ:  special bar quality steel.

Scrap (ferrous):  Ferrous (iron-containing) material that generally is remelted and recast into new steel in an electric arc furnace or as part of the charge in a basic oxygen furnace.  Scrap includes waste steel generated from within the steel mill, through edge trimming and rejects, as well as excess steel trimmed by auto and appliance stampers, which is auctioned to scrap buyers as factory bundles.

Semi-finished steel:  Steel shapes—for example, blooms, billets or slabs—that later are rolled into finished products such as beams, bars or sheet.

Sheet steel:  Thin, flat-rolled steel created in a hot-strip mill by rolling a cast slab flat while maintaining the side dimensions.  The malleable steel lengthens to several thousand feet as it is squeezed by the rolling mill.  The most common differences among steel bars, strip, plate and sheet are the physical dimensions of width and gauge (thickness).

Slab:  A slab is a semi-finished steel product obtained by rolling ingots on a rolling mill or processing them through a continuous caster and cutting them into various lengths.  A slab has a rectangular cross section and is used as a starting material in the production process of flat products (e.g., hot rolled coils).

Specialty steel:  Soft-alloy steel produced by the addition of various metals (e.g., manganese) in small quantities during the steel making process to improve mechanical properties such as strength and resistance to stress.  Specialty steels are intermediary products between standard steel grades and stainless steel alloys (with a high content of nickel and chrome).  Specialty steel products are typically used as long products (e.g., specialty bar quality, bearing steel, tool steel and speed steel).

Substrate:  Raw material used as an input for steel processing.  For example, hot-rolled sheet is the substrate for cold-rolling operations.

Tandem furnace:  A form of open hearth furnace in which hot metal, scrap and limestone are combined to produce steel.  The charge is placed in the first hearth and heated, and the second hearth is used for refining the steel produced in the first hearth.  Heat generated in the second hearth is used to heat the first hearth, thereby reducing the total energy consumption in comparison to a traditional open hearth furnace.

Tandem mill:  A type of cold-rolling mill that imparts great strength, a uniform and smooth surface, and reduced thickness to the steel sheet.  Unlike the original single-stand mills, a tandem mill rolls steel through a series of rolls (generally three to five in a row) to achieve a desired thickness and surface quality.

Temper mill:  A type of cold-rolling mill, usually with only one or two stands, that finishes cold-rolled, annealed sheet steel by improving the finish or texture to develop the required final mechanical properties.  By changing the rolls of the temper mill, steel can be shipped with a shiny, dull or grooved surface.

Ton:  As used herein, “ton” means a short ton.  A short ton is equal to 907.2 kilograms or 2,000 pounds.

Tonne:  As used herein, “tonne” means a metric tonne.  A metric tonne is equal to 1,000 kilograms or 2,204.6 pounds.

Tundish:  The shallow refractory-lined basin on top of the continuous caster.  It receives the liquid steel from the ladle, prior to the cast, allowing the operator to precisely regulate the flow of metal into the mold.

Vacuum degassing:  An advanced steel refining facility that removes oxygen, hydrogen and nitrogen under low pressures (in a vacuum) to produce ultra-low carbon steel for demanding electrical and automotive applications.  Normally performed in the ladle, the removal of dissolved gases results in a cleaner, higher-quality, more pure steel.

Wire rod:  Wire rod is ring-shaped coiled steel with diameters ranging from 5.5 to 42 millimeters.  Wire rod is used in the automotive, construction, welding and engineering sectors.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, and the documents to which we refer you in this prospectus, contain forward-looking statements based on estimates and assumptions.  Forward-looking statements include information concerning possible or assumed future results of operations of INV, the business of INV and LNM Holdings, the expected completion and timing of the acquisition and other information relating to the acquisition.  There are forward-looking statements throughout this prospectus, including, among others, under the headings “SUMMARY,” “RISK FACTORS,” “THE COMPANIES’ COMBINED STRATEGY,” “INV,” “LNM HOLDINGS,” “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR INV,” “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR LNM HOLDINGS,” “THE PROPOSED TRANSACTION,” “THE ACQUISITION AGREEMENT,” “OTHER AGREEMENTS” and “Opinions of our Financial Advisors” and in statements containing the words “believes,” “plans,” “expects,” “anticipates,” “intends,” “estimates” or other similar expressions.  For each of these statements, you should be aware that forward-looking statements involve known and unknown risks and uncertainties.  Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that the actual results or developments we anticipate will be realized, or even if realized, that they will have the expected effects on the business or operations of INV and/or LNM Holdings.  These forward-looking statements speak only as of the date on which the statements were made and we undertake no obligation to publicly update or revise any forward-looking statements made in this prospectus or elsewhere as a result of new information, future events or otherwise, except as required by applicable laws and regulations, such as the Listing and Issuing Rules (Fondsenreglement) of Euronext Amsterdam N.V.  In addition to other factors and matters contained or incorporated in this prospectus, we believe the following factors could cause actual results to differ materially from those discussed in the forward-looking statements:

These factors include, among other things:

•                  our ability to integrate the businesses of INV and LNM Holdings;

•                  uncertainty as to the actions of our controlling shareholder;

•                  our ability to maintain operational flexibility given our debt level;

•                  our ability to retain members of the senior management team;

•                  the risk of reduced efficiencies due to our limited capital expenditures;

•                  fluctuations in currency exchange rates;

•                  our ability to operate within the limitations imposed by financing arrangements;

•                  our ability to obtain financing on acceptable terms to finance our growth;

•                  uncertainty as to the revenues generated by our subsidiaries;

•                  the risk of significant supply shortages and increases in the cost of raw materials, energy and transportation;

•                  the risk of labor disputes;

•                  the risk of increasing prices and other forms of competition in the steel industry;

•                  increased competition from substitute materials (e.g., aluminum); and

•                  our ability to successfully operate within a cyclical industry.

WHERE YOU CAN FIND MORE INFORMATION ABOUT INV

INV files annual reports on Form 20-F and submits reports of a foreign private issuer on Form 6-K and other information with the U.S. Securities and Exchange Commission.  You may read and copy any reports or other information that we file with, or furnish to, the U.S. Securities and Exchange Commission at the following location of the U.S. Securities and Exchange Commission:

Public Reference Room
450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549
United States of America

Please call the U.S. Securities and Exchange Commission at (+1) (202) 942-8090 for further information on the public reference rooms.  You may also obtain copies of this information by mail from the Public Reference Section of the U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, United States of America, at prescribed rates.  INV’s public filings are also available to the public from document retrieval services and the internet website maintained by the U.S. Securities and Exchange Commission at www.sec.gov.

Reports or other information concerning us may also be inspected at the offices of the New York Stock Exchange at:

20 Broad Street
New York, NY 10005
United States of America

Any person to whom this prospectus is delivered may request copies of reports or other information concerning us, without charge, by written or telephonic request directed to us at INV, 15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands, Attention:  Corporate Secretary.  If you would like to request documents, please do so by December 8, 2004, in order to receive them before the extraordinary general meeting of shareholders of INV (the “extraordinary meeting”).

We are “incorporating by reference” certain documents that we file with the U.S. Securities and Exchange Commission, which means that we disclose important information to you by referring you to those documents.  The information incorporated by reference herein is considered to be part of this prospectus, and we may amend or supplement this prospectus by submitting material to the U.S. Securities and Exchange Commission on Form 6-K, which will automatically update and supersede this information.  We incorporate by reference the following documents:

•                  our reports on Form 6-K, submitted to the U.S. Securities and Exchange Commission on August 5, 2004, October 25, 2004 and October 28, 2004; and

•                  any future submissions by INV to the U.S. Securities and Exchange Commission on Form 6-K after the date of this prospectus and prior to December 15, 2004, that are identified in such forms as being incorporated by reference into this prospectus.

This prospectus is dated November 18, 2004.  You should not assume that the information contained in this prospectus is accurate as of any date other than that date, and the mailing of this prospectus to shareholders shall not create any implication to the contrary.  The foregoing does not affect our obligation to make a public announcement pursuant to the Listing and Issuing Rules (Fondsenreglement) of Euronext Amsterdam N.V., if applicable.

Copies of this prospectus and the proxy statement, in the English language, INV’s Articles of Association and the draft deed of amendment of the Articles of Association, in the Dutch and English languages, and the annual accounts and the auditors’ reports thereon in respect of INV for the financial years ended December 31, 2003, 2002 and 2001, respectively, which documents are incorporated by reference herein, are available free of charge, with full observation of the restrictions set out in this prospectus, at:

•                  the website of the U.S. Securities and Exchange Commission at www.sec.gov (English only);

•                  the offices of INV, 15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands, Telephone: +31 10 217 8800;

•                  Kas Bank, N.V., Spuistraat 172, 1012 VT Amsterdam, The Netherlands (Department Corporate Actions Domestic; telephone number +31 20 557 2604, fax number +31 20 557 6100); and

•                  The Bank of New York, 101 Barclay Street, 22nd Floor West, New York, New York 10286, U.S.A. (offices of Mr. Brian Heston).

Copies of this prospectus and INV’s Articles of Association, in the Dutch and English languages, are also available free of charge on the website of Euronext Amsterdam at www.euronext.com to Dutch residents only.

RELATIONSHIP BETWEEN CREDIT SUISSE FIRST BOSTON AND INV

Credit Suisse First Boston acted as financial advisor to the Special Committee in connection with its evaluation of the acquisition and will receive a fee for its services, a portion of which became payable upon Credit Suisse First Boston rendering its opinion and a portion of which is contingent upon the consummation of the acquisition of LNM Holdings by INV.  In addition, INV has agreed to indemnify Credit Suisse First Boston for certain liabilities and other items arising out of its engagement, including as listing agent of INV for Euronext Amsterdam.  Credit Suisse First Boston and its affiliates have in the past provided, and in the future Credit Suisse First Boston and its affiliates may provide, investment banking and other financial services to INV and LNM Holdings and their affiliates, for which Credit Suisse First Boston has received, and would expect to receive, compensation.  In addition, with the Special Committee’s consent, Credit Suisse First Boston is currently acting as financial advisor to INV in connection with the proposed acquisition of ISG and it or one of its affiliates may provide or otherwise assist INV in obtaining all or part of the financing required for such acquisition.  In the ordinary course of its business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of INV for its and its affiliates’ own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

RESPONSIBILITY STATEMENT

INV, having made all reasonable enquiries, confirms that, to the best of its knowledge and belief as at the date hereof, the information provided by it and contained in this prospectus is, in all material respects, true and accurate and not misleading, and that there are no other facts the omission of which would, in the context of the issue of common shares in connection with the acquisition, make any statement in this prospectus misleading in any material respect.  INV is responsible for the accuracy and completeness of the information contained in this prospectus (save for the information provided on page 195, “Report of Independent Auditors on Ispat International N.V.’s Selected Historical and Summary Financial Information,” provided by Deloitte Accountants B.V., on pages 12, “Relationship Between Credit Suisse First Boston and INV” and 149, “Opinion of Credit Suisse First Boston” as well as Annex C to the prospectus, all provided by Credit Suisse First Boston LLC (“Credit Suisse First Boston”), on pages 149 and 150, “Opinion of Houlihan Lokey” as well as Annex D to the prospectus, provided by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”), on pages 26 and 27, “LNM’s Holdings Selected Historical Consolidated Financial Information,” 35-37, “Risk Factors Related to LNM Holdings’ Business,” 61-75, “LNM Holdings,” 111-112, “LNM Holdings Summary Financial Information,” 113-140, “Management’s Discussion and Analysis of Financial Condition and Results of Operations for LNM Holdings” and the LNM Holdings Financial Statements on pages F-67 to F-98, which information is provided by LNM Holdings and on page 195, “Report of Independent Auditors on LNM Holdings N.V.’s Selected Historical Consolidated and Summary Financial Information,” provided by Ernst & Young Accountants).

RELIANCE ON INFORMATION

With the exception of INV and Credit Suisse First Boston, in its capacity as listing agent of INV for Euronext Amsterdam, respectively, no person is authorized to give any information or to make any representation not contained in this prospectus and, if given or made, any information or representation not contained in this prospectus must not be relied upon as having been authorized by INV or Credit Suisse First Boston.  Neither the delivery of this prospectus at any time nor any issue of common shares made on the basis hereof, shall under any circumstances imply that the information contained herein is correct at any time subsequent to the date of this prospectus.

SUMMARY

This summary highlights selected information in this prospectus and may not contain all of the information that is important to you.  You should carefully read this entire prospectus and the other documents we refer to for a more complete understanding of the acquisition.  In particular, you should read the documents attached to this prospectus, including the acquisition agreement, which is attached as Annex A, and the voting agreement, which is attached as Annex B.  In addition, we incorporate by reference important business and financial information about INV into this prospectus.  You may obtain the information incorporated by reference into this prospectus without charge by following the instructions in the section entitled “WHERE YOU CAN FIND MORE INFORMATION ABOUT INV” on page 11.

Summary of the Acquisition

We are proposing to acquire LNM Holdings pursuant to an acquisition agreement dated as of October 24, 2004, between INV and Richmond Investment Holdings Limited (“Richmond Holdings”).  Assuming the acquisition agreement and the transactions referred to therein are approved and the related resolutions are passed by our shareholders at the extraordinary meeting and the other closing conditions under the acquisition agreement are satisfied or waived, we will acquire all the LNM Holdings common shares and LNM Holdings will become a wholly owned subsidiary of INV.  Upon completion of the acquisition, Richmond Holdings, or such other person as Richmond Holdings shall direct (the “Transferee”), will receive 0.27931958 type I registered class A common shares and 0.77068042 registered class B common shares of INV, subject to the limitations described in this prospectus, for each LNM Holdings common share, or, in the aggregate, 139,659,790 INV class A common shares and 385,340,210 INV class B common shares.

While the acquisition agreement was being negotiated, Mr. Lakshmi N. Mittal was Chairman of the board of directors of both INV and LNM Holdings.  In addition, Mr. and Mrs. Lakshmi N. Mittal and the members of their immediate family—our controlling shareholder—owned directly and through a holding company 500,000,000 LNM Holdings common shares (100% of the issued and outstanding class) and 26,169,500 INV class A common shares (57.57% of the issued and outstanding class (save for class A common shares held in treasury)) and 72,150,000 INV class B common shares (100% of the issued and outstanding class).  As a result of its ultimate ownership of INV common shares, our controlling shareholder holds 97.485% of the voting interest in INV, allowing it to determine the outcome of INV’s extraordinary meeting.

In light of the potential conflict of interest, INV’s board of directors formed the Special Committee.  The Special Committee negotiated the terms of the acquisition agreement on behalf of INV’s board of directors and INV.  The Special Committee independently selected and retained legal, financial and tax and accounting advisors to assist it in its deliberations.  The Special Committee unanimously approved the acquisition agreement and unanimously recommended that it be approved by INV’s board of directors.

INV’s board of directors, except for Messrs. Lakshmi N. Mittal and Aditya Mittal who did not participate in light of the potential conflict of interest, acting on the unanimous recommendation of the Special Committee, has unanimously approved the acquisition agreement and the transactions referred to therein and has resolved to recommend that the holders of INV common shares vote “FOR” the approval of the acquisition agreement and the transactions referred to therein.

Information about INV (Page 48) and LNM Holdings (Page 61)

INV
15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands
+31 10 217 8800

We are the world’s eleventh largest steel producer based on 2003 shipments,(1) with steel-making operations in seven countries.  Our operating philosophy embraces both integrated and integrated mini-mill processes for steel

(1)           Source:  International Iron and Steel Institute Report, “World Steel in Figures 2004.”

making.  Our steel shipments have increased from 1.5 million tons in 1992 to 15.2 million tons in 2003.  In 2003, our consolidated sales, operating income and net income were $5,441 million, $151 million and $66 million, respectively.  For the six months ended June 30, 2004, our consolidated sales, operating income and net income were $3,864 million, $584 million and $427 million, respectively.

LNM Holdings N.V.
Landhuis Joonchi, Kaya Richard J. Beaujon z/n Curacao, Netherlands Antilles

+5999 736 6277

LNM Holdings is one of the world’s largest steel producers,(2) and operates steel-making and processing facilities in seven countries.  LNM Holdings primarily operates integrated steelmaking facilities.  LNM Holdings has in recent years significantly increased its production and shipments of steel products, primarily through the acquisition of additional steel producing assets.  LNM Holdings shipped a total of 12.3 million tons of steel and steel products in 2003.  In 2003, its consolidated sales, operating income and net income were $4,167 million, $1,136 million and $1,116 million, respectively.  In the six months ended June 30, 2004, consolidated sales, operating income and net income were $5,977 million, $1,900 million and $1,400 million, respectively.

The Extraordinary Meeting

Date, Time and Place (Page 141)

The extraordinary meeting will be held at 10:30 A.M. on December 15, 2004 at the Hilton Rotterdam, Weena 10, 3012 CM Rotterdam, The Netherlands.

Purpose (Page 141)

You will be asked to consider and vote upon a proposal to approve the acquisition agreement and the transactions referred to therein.  Assuming the acquisition agreement and the transactions referred to therein are approved and the related resolutions are passed by our shareholders at the extraordinary meeting and the other closing conditions under the acquisition agreement are satisfied or waived, we will acquire all the LNM Holdings common shares and LNM Holdings will become a wholly owned subsidiary of INV.  Upon completion of the acquisition, Richmond Holdings or the Transferee will receive 0.27931958 type I registered class A common shares and 0.77068042 registered class B common shares of INV, subject to the limitations described in this prospectus, for each LNM Holdings common share, or, in the aggregate, 139,659,790 INV class A common shares and 385,340,210 INV class B common shares.

Other Extraordinary Meeting Resolutions (Page 141)

In addition to the proposal to approve the acquisition agreement and the transactions referred to therein, the following proposed resolutions will also be voted on by holders of INV common shares at the extraordinary meeting:

•                  a proposal to appoint Ms. Vanisha Mittal Bhatia as a member of INV’s board of directors (Class A Managing Director) for a term commencing on the day following the extraordinary meeting and ending on the date of the Annual General Meeting of Shareholders to be held in 2008;

•                  a proposal to amend INV’s Articles of Association and to authorize each member of INV’s board of directors as well as each lawyer and paralegal practicing with NautaDutilh N.V. (“NautaDutilh”) to implement the amendment of the Articles of Association;

•                  a proposal to grant the authority to INV’s board of directors for a period of 18 months (until June 14, 2006), to acquire INV class A common shares and class B common shares;

(2)           Source:  International Iron and Steel Institute Report, “World Steel in Figures 2004.”

•                  a proposal to grant the authority to INV’s board of directors for a period of five years (until December 14, 2009) to issue and/or grant rights to subscribe for shares with respect to:

(i)             all unissued INV class A common shares into which the authorized share capital is divided at the time the resolution to issue and /or grant rights to subscribe for shares is taken by INV’s board of directors; and

(ii)          such number of INV class B common shares to be issued pursuant to the acquisition agreement; and

•                  a proposal to grant the authority to INV’s board of directors for a period of five years (until December 14, 2009) to limit or exclude the pre-emptive rights in respect of issues of INV class A common shares.

Shareholders Entitled to Vote (Page 141)

Only the holders of our registered common shares outstanding on the day of the extraordinary meeting and the holders of our bearer shares who deposit proof of ownership no later than 5:00 P.M. (Dutch time) on December 8, 2004, or in either case, their duly appointed proxies, are entitled to vote at the extraordinary meeting.  On October 25, 2004, there were 45,460,434 INV class A common shares (excluding treasury shares) and 72,150,000 INV class B common shares outstanding.

Vote Required (Page 142)

Each holder of class A common shares may cast one vote per share and each holder of class B common shares may cast 10 votes per share.  Except as provided for otherwise below, approval of the acquisition agreement, the proposed amendment of INV’s Articles of Association and the other resolutions proposed at the extraordinary meeting require the affirmative vote of a majority of the votes cast at the extraordinary meeting.  The proposal to grant authority to INV’s board of directors to limit or exclude pre-emptive rights requires a majority of at least two-thirds of the votes cast if less than half of the issued share capital of INV is present or represented at the extraordinary meeting.

Voting Agreement (Page 160)

On October 24, 2004, simultaneously with the signing of the acquisition agreement, Ispat International Investments, S.L., Sociedad Unipersonal (“Ispat Investments”), a company that our controlling shareholder owns, entered into a voting agreement with INV.  Pursuant to the terms of the voting agreement, Ispat Investments agreed to vote all of the INV common shares that it owns, among other things, for approval of the acquisition agreement at the extraordinary meeting.  As of the date of this prospectus, Ispat Investments was the owner of 26,100,000 INV class A common shares and 72,150,000 INV class B common shares, giving it control of 97.476% of the voting interest in INV.  As a result, approval of the acquisition agreement is assured.  Nonetheless, you should vote your common shares at the extraordinary meeting.

Voting and Proxies (Page 142)

Holders of bearer shares who wish to attend the extraordinary meeting or who wish to be represented at the extraordinary meeting are required to deposit proof of ownership no later than 5:00 P.M. (Dutch time) on December 8, 2004, at Kas Bank N.V., Spuistraat 172, 1012 VT Amsterdam, The Netherlands (Department Corporate Actions Domestic).  In addition, holders of bearer shares who wish to be represented at the extraordinary meeting by proxy are required to deposit a written power of attorney no later than 5:00 P.M. (Dutch time) on December 8, 2004, at Kas Bank N.V., Spuistraat 172, 1012 VT Amsterdam, The Netherlands (Department Corporate Actions Domestic).  Holders of registered shares who wish to exercise their shareholders’ rights, either in person or by proxy, are requested to complete, sign and send the proxy card no later than 5:00 P.M. (New York time) on December 8, 2004, to the office of the Bank of New York 101 Barclay Street, 22nd Floor West, New York, New York 10286, U.S.A. (offices of Mr. Brian Heston).  If your shares are held in “street name” by your broker, you should instruct your broker on how to vote your shares using the instructions provided by your broker.

Revocability of Proxy (Page 143)

Any INV shareholder of record who executes and returns a proxy may revoke the proxy at any time before it is voted in either of the following ways:

•                  delivering a subsequently dated proxy or by giving written notice of revocation, which is requested to be received by the Bank of New York, 101 Barclay Street, 22nd Floor West, New York, New York 10286, U.S.A. (offices of Mr. Brian Heston) no later than 5:00 P.M. (New York time) on December 8, 2004, or

•                  attending the extraordinary meeting and voting in person by ballot.

Simply attending the extraordinary meeting will not constitute revocation of a proxy.  If you have instructed your broker to vote your shares, the above-described options for revoking your proxy do not apply and instead you must follow the directions provided by your broker to change these instructions.

The Proposed Transaction

Overview (Page 144)

We are proposing to acquire LNM Holdings pursuant to an acquisition agreement dated as of October 24, 2004, between INV and Richmond Holdings.  Assuming the acquisition agreement and the transactions referred to therein are approved and the related resolutions are passed by our shareholders at the extraordinary meeting and the other closing conditions under the acquisition agreement are satisfied or waived, we will acquire all the LNM Holdings common shares and LNM Holdings will become a wholly owned subsidiary of INV.  Upon completion of the acquisition, Richmond Holdings or the Transferee will receive 0.27931958 type I registered class A common shares and 0.77068042 registered class B common shares of INV, subject to the limitations described in this prospectus, for each LNM Holdings common share, or, in the aggregate, 139,659,790 INV class A common shares and 385,340,210 INV class B common shares.  As a result of its ultimate ownership of INV common shares, our controlling shareholder holds 97.485% of the voting interest in INV, allowing it to determine the outcome of INV’s extraordinary meeting.

In order to effect the payment obligation for the INV class A common shares and class B common shares, Richmond Holdings shall contribute and transfer (or procure the contribution and transfer of) the LNM Holdings common shares to INV, and INV shall accept the contribution and transfer of the LNM Holdings common shares as a contribution in kind, which contribution will fulfill the payment obligations on the INV class A common shares and class B common shares to be issued to Richmond Holdings or the Transferee upon completion of the acquisition.  It is expected that payment for, and delivery of, the new INV class A common shares and class B common shares to be issued upon completion of the acquisition will be made on or about December 17, 2004.

We are working toward completing the acquisition as quickly as possible, and we anticipate that it will be completed before the end of this year.  In order to complete the acquisition, we must obtain shareholder approval and satisfy the other closing conditions under the acquisition agreement.

The INV class A common shares are listed on the Official Segment of the stock market of Euronext Amsterdam and on the New York Stock Exchange under the symbol “IST”.  INV has applied, subject to the completion of the acquisition of LNM Holdings, to have its symbol on Euronext Amsterdam and on the New York Stock Exchange changed to “MT”.

Application has been made to list the INV class A common shares to be issued in connection with the acquisition of LNM Holdings on the Official Segment of the stock market of Euronext Amsterdam and on the New York Stock Exchange under the symbol “MT”.  No application for listing has been or will be made for any INV class B common shares.  Listing and trading of the new INV class A common shares on Euronext Amsterdam is expected to commence on December 17, 2004; listing of the new INV class A common shares on the New York Stock Exchange is expected to commence on December 17, 2004, in each case, unforeseen circumstances excepted;

and the Issued A Shares may be eligible to be resold in the United States on or about January 26, 2005, subject to the applicable restrictions of the U.S. Securities Act of 1933, as amended.  See “THE PROPOSED TRANSACTION—Restrictions.”

Issuance of Common Shares to Richmond Holdings or the Transferee (Page 144)

The issue of common shares to Richmond Holdings or the Transferee pursuant to the acquisition agreement will take place by (i) a resolution of INV’s board of directors to issue the common shares pursuant to the authority granted following the extraordinary meeting, (ii) the signing of a deed of issue of common shares and contribution of LNM Holdings common shares between INV, LNM Holdings and Richmond Holdings or the Transferee, and (iii) the execution of the deed of amendment of INV’s Articles of Association, including the increase of INV’s authorized share capital.  Pursuant to the laws of The Netherlands, INV’s board of directors will be required to prepare a description of the contribution in kind (i.e., the LNM Holdings common shares) on the basis of which an auditor’s certificate will need to be obtained, certifying that the value of the LNM Holdings common shares is at least equal to the nominal value of the common shares of INV issued to Richmond Holdings or the Transferee in exchange for the LNM Holdings common shares.

Opinions of our Financial Advisors (Page 149)

On October 24, 2004, Credit Suisse First Boston, a financial advisor to the Special Committee, delivered its opinion to the Special Committee that, as of such date, the consideration to be paid by INV pursuant to the acquisition agreement is fair to INV from a financial point of view.  The full text of the opinion of Credit Suisse First Boston, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with such opinion, is attached to this prospectus as Annex C.  Shareholders of INV are urged to, and should, read such opinion in its entirety.

On October 24, 2004, Houlihan Lokey, also a financial advisor to the Special Committee, delivered its opinion to the Special Committee that, as of such date, the consideration to be paid by INV pursuant to the acquisition agreement is fair from a financial point of view to the shareholders of INV other than the controlling shareholder.  The full text of the opinion of Houlihan Lokey, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with such opinion, is attached to this prospectus as Annex D.  Shareholders of INV are urged to, and should, read such opinion in its entirety.

Recommendation of the Special Committee and INV’s Board of Directors (Page 150)

INV’s board of directors formed the Special Committee to independently represent the interests of INV’s minority shareholders in evaluating and negotiating the purchase of all the LNM Holdings common shares in light of the fact that LNM Holdings is ultimately owned by our controlling shareholder.  The Special Committee is composed of three independent directors, Mr. Muni Krishna T. Reddy, Ambassador Andrés Rozental and Mr. René Lopez.  The Special Committee independently selected and retained legal, financial and accounting advisors to assist it in its deliberations.

On October 24, 2004, upon receipt of the written opinions of its financial advisors, the Special Committee delivered a letter to INV’s board of directors recommending that INV’s board of directors approve the acquisition agreement.  On October 24, 2004, based in part on the recommendation of the Special Committee, INV’s board of directors, except for Messrs. Lakshmi N. Mittal and Aditya Mittal who did not participate in light of the potential conflict of interest, by the unanimous vote of the remaining directors:

•                  approved the acquisition agreement and the transactions referred to therein; and

•                  resolved to recommend that the holders of INV common shares vote “FOR” the approval of the acquisition agreement and the transactions referred to therein.

INV’s board of directors also resolved to recommend that the holders of INV common shares vote “FOR” the other proposals set out in the Notice of the Extraordinary General Meeting of Shareholders of Ispat International N.V.

Interests of the Controlling Shareholder in the Transaction (Page 150)

While the acquisition agreement was being negotiated, our controlling shareholder owned directly and through a holding company 26,169,500 INV class A common shares (57.57% of the issued and outstanding class (save for class A common shares held in treasury)) and 72,150,000 INV class B common shares (100% of the issued and outstanding class).(3)  As a result of its ultimate ownership of INV common shares, our controlling shareholder holds 97.485% of the voting interest in INV, allowing it to determine the outcome of INV’s extraordinary meeting.

Upon completion of the acquisition, the controlling shareholder will receive through a holding company 0.27931958 type I registered class A common shares and 0.77068042 registered class B common shares of INV, subject to the limitations described in the prospectus, for each LNM Holdings common share, or, in the aggregate, 139,659,790 INV class A common shares and 385,340,210 INV class B common shares.  Upon completion of the acquisition, the controlling shareholder will own directly and through holding companies 165,829,290 INV class A common shares (89.58% of the issued and outstanding class (save for the common shares held in treasury)) and 457,490,210 INV class B common shares (100% of the issued and outstanding class).  As a result of its ultimate ownership of INV common shares, the controlling shareholder will hold 97.00% of the economic interest and 99.59% of the voting interest in INV.

No Appraisal Rights (Page 151)

The acquisition does not entitle you to appraisal rights.

No Pre-Emptive Rights (Page 151)

Pursuant to INV’s Articles of Association, with respect to the issuance of common shares against a contribution in kind (being the LNM Holdings common shares), shareholders of INV are not entitled to pre-emptive rights.

Proposed Amendments to INV’s Articles of Association (Page 151)

The proposed amendment of INV’s Articles of Association will (i) increase the authorized share capital of INV from €12,215,000 divided into 500,000,000 class A common shares and 72,150,000 class B common shares to €122,150,000, divided into 5,000,000,000 class A common shares and 721,500,000 class B common shares and (ii) change the name of INV to Mittal Steel Company N.V.

The Acquisition Agreement

Representations and Warranties (Page 152)

The acquisition agreement contains customary representations and warranties for the benefit of both INV and Richmond Holdings that are subject to, in some cases, specified exceptions and qualifications.

Indemnification (Page 156)

INV shall be indemnified and held harmless by Richmond Holdings or the Transferee for and against any and all losses (including attorneys’ and consultants’ fees and expenses) actually suffered or incurred by INV (including any action brought or otherwise initiated by any of them), arising out of or resulting from:

(3)           These shares are held by Ispat Investments, which company is controlled by our controlling shareholder.

•                  the breach of any representation or warranty made by Richmond Holdings or the Transferee contained in the acquisition agreement; or

•                  the breach of any covenant or agreement of Richmond Holdings or the Transferee contained in the acquisition agreement.

Richmond Holdings or the Transferee shall not be liable for any claim for indemnification unless and until the aggregate amount of indemnifiable losses that may be recovered from Richmond Holdings or the Transferee equals or exceeds $100 million, after which Richmond Holdings or the Transferee shall be liable only for all of such losses in excess of $100 million.  No losses may be claimed by an indemnified party or shall be included in calculating the aggregate amount of indemnifiable losses other than losses in excess of $2 million resulting from any single or aggregated claims arising out of the same facts, events or circumstances.  In addition, the maximum amount of indemnifiable losses that may be recovered from Richmond Holdings or the Transferee shall be an amount equal to $1 billion.

Any indemnification obligations of Richmond Holdings or the Transferee under the acquisition agreement will be effected by a post-acquisition adjustment of the class A common share exchange ratio and the class B common share exchange ratio, as follows.  The class A common share exchange ratio and the class B common share exchange ratio shall be adjusted by the transfer by Richmond Holdings or the Transferee (for no consideration (om niet)) to INV of INV common shares having an aggregate value equal to the loss required to be indemnified by Richmond Holdings or the Transferee.  For the purpose of such indemnification obligations, the INV class A common shares and class B common shares will each be valued at $25.34 per share, the closing price of the INV class A common shares on the New York Stock Exchange on October 22, 2004.  Neither Richmond Holdings nor the Transferee shall transfer any of such shares unless at the time of such transfer, at least 7.51682% of such shares shall be owned by persons who have agreed in writing to be bound by the indemnification obligations of Richmond Holdings or the Transferee under the acquisition agreement.

INV is not entitled to, and may not under any circumstances seek, monetary damages for a breach of any term of the acquisition agreement.

On the date the Transferee agrees to be bound to the terms of the acquisition agreement, such Transferee shall become bound by the indemnification obligations described above and Richmond Holdings shall have no further liability thereunder.

Conditions to Closing (Page 157)

Before we can complete the acquisition, a number of conditions must be satisfied or waived, including those summarized below:

•                  the absence of any governmental orders that have the effect of making the acquisition illegal or that otherwise prohibit the closing;

•                  accuracy in all material respects of each party’s representations and warranties in the acquisition agreement;

•                  material compliance by each party with its covenants in the acquisition agreement;

•                  the following actions shall have been approved by the requisite affirmative vote of the shareholders of INV in accordance with Section 2:107A of the Dutch Civil Code and our Articles of Association (collectively, the “Purchaser Shareholder Approval”):

•                  the acquisition agreement and the transactions referred to therein;

•                  the amendment of INV’s Articles of Association to increase INV’s authorized capital to an extent sufficient to permit the issuance of the class A common shares and class B common shares to be issued to Richmond Holdings, or the Transferee;

•                  the delegation of authority to INV’s board of directors to issue the INV class A common shares and class B common shares to be issued to Richmond Holdings, or the Transferee; and

•                  the appointment of Ms. Vanisha Mittal Bhatia as a member of INV’s board of directors (so long as such appointment shall be in accordance with all director independence requirements applicable to INV’s board of directors under INV’s Deed of Incorporation, Articles of Association, internal corporate governance policies and applicable law);

•                  absence of any material adverse effect in LNM Holdings’ condition (financial or otherwise), results of operations, assets, liabilities, properties or business;

•                  absence of any material adverse effect in INV’s condition (financial or otherwise), results of operations, assets, liabilities, properties or business;

•                  the execution of a Non-Competition Agreement between INV and our controlling shareholder; and

•                  the provisional admission to listing on the Official Segment of the stock market of Euronext Amsterdam and the approval for listing on the New York Stock Exchange of the INV class A common shares to be issued to Richmond Holdings or the Transferee under the acquisition agreement, subject only to official notice of issuance.

Termination of the Acquisition Agreement (Page 158)

The acquisition agreement may be terminated and the transactions referred to therein may be abandoned at any time prior to the closing of the acquisition, notwithstanding the INV shareholders’ approval of the acquisition agreement and the transactions referred to therein, as follows:

•                  by mutual written consent of INV and Richmond Holdings;

•                  by either INV or Richmond Holdings if the closing of the acquisition shall not have occurred on or before December 31, 2004, or such later date, but in no event later than March 31, 2005, if any approval, consent or confirmation of any national, federal, state or regional government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body, Euronext Amsterdam or the New York Stock Exchange that is required to consummate the acquisition has not been obtained in time to reasonably permit the closing of the acquisition to occur on or before December 31, 2004 or if any national, federal, state or regional government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body has enacted, issued, promulgated, enforced or entered any order that is then in effect and has the effect of making the acquisition illegal or otherwise prohibiting consummation of the acquisition; provided, however, that the right to terminate the acquisition agreement shall not be available to any party whose failure to fulfill any obligation under the acquisition agreement has been the cause of, or resulted in, the failure of the closing of the acquisition to occur on or before such date;

•                  by either INV or Richmond Holdings if any governmental authority in Algeria, Bosnia and Herzegovina, the British Virgin Islands, the Czech Republic, Dubai, the Former Yugoslav Republic of Macedonia, Luxembourg, The Netherlands, the Netherlands Antilles, Poland, the Republic of Kazakhstan, Romania, the Republic of South Africa or the United States shall have issued any injunction, order, decree or ruling that has the effect of prohibiting consummation of the transactions contemplated by the acquisition agreement;

•                  by either INV or Richmond Holdings if the Purchaser Shareholder Approval is not obtained at the extraordinary meeting;

•                  by INV upon a breach of any representation, warranty, covenant or agreement on the part of Richmond Holdings set forth in the acquisition agreement or if any representation or warranty of Richmond Holdings shall have become untrue, in either case such that the closing conditions would not be satisfied; provided, however, that if such breach is curable by Richmond Holdings or the Transferee, INV may not terminate the acquisition agreement so long as Richmond Holdings or the Transferee continues to exercise its best efforts to cure such breach; and

•                  by Richmond Holdings or the Transferee upon a breach of any representation, warranty, covenant or agreement on the part of INV set forth in the acquisition agreement or if any representation or warranty of INV shall have become untrue, in either case such that the closing conditions would not be satisfied; provided, however, that if such breach is curable by INV, Richmond Holdings or the Transferee may not terminate the acquisition agreement so long as INV continues to exercise its best efforts to cure such breach.

INV SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following table presents selected consolidated financial information of INV for the years ended December 31, 2001, 2002 and 2003 and for the six months ended June 30, 2003 and 2004.  This selected historical financial information should be read in conjunction with “UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION,” “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR INV” and the audited consolidated financial statements of INV, each included elsewhere in this prospectus or incorporated by reference herein.

				Six Months Ended June 30,
(All amounts in $ millions except per share and quantity information)	Year Ended December 31,			(Unaudited)
	2001	2002	2003	2003	2004
Statement of Income Data
Sales (1)	4,486	4,889	5,441	2,738	3,864
Cost of Sales (exclusive of depreciation)	4,273	4,356	4,943	2,430	3,090
Gross profit (before deducting depreciation)	213	533	498	308	774
Depreciation	177	177	183	91	99
Selling, general and administrative expenses	155	152	164	84	91
Other operating expenses	75	62	—	—	—
Operating income / (loss)	(194)	142	151	133	584
Adjusted Operating Income / (Loss) (2)	(119)	204	151	133	584
Other income (expense) – net (3)	13	44	53	20	37
Financing costs:
Net interest expenses	(228)	(203)	(151)	(78)	(87)
Net gain / (loss) from foreign exchange and monetary positions	(9)	23	4	(2)	2
Income / (Loss) before taxes (3)	(418)	6	57	73	536
Net income / (loss)	(312)	49	66	65	427
Basic and diluted earnings / (loss) per common share (4)	(2.58)	0.40	0.53	0.52	3.60
Cash dividends per common share (5)	—	—	—	—	—

	Year Ended December 31,			Six Months Ended June 30,
(All amounts in $ millions except per share and quantity information)	2001	2002		(Unaudited)
	Restated (6)	Restated (6)	2003	2003	2004
Other Data:
Net cash provided by operating activities	22	138	189	73	284
Net cash used in investing activities	(35)	(80)	(124)	(24)	(19)
Net cash used by financing activities	(118)	(71)	(63)	(63)	(202)
Capital Expenditures	(97)	(108)	(164)	(56)	(56)
Gross margin (as percentage of Sales)	4.75%	10.90%	9.15%	11.25%	20.00%
Operating margin (as percentage of Sales)	(4.32)%	2.90%	2.78%	4.86%	15.11%
Adjusted Operating margin (2)	(2.65)%	4.17%	2.78%	4.86%	15.11%
Total production of direct reduced iron (thousand tonnes)	4,918	5,893	7,202	3,617	3,812
Total shipments of steel products (thousand tons)	14,118	15,037	15,162	7,792	8,281

				Six Months Ended June 30,
(All amounts in $ millions except per share and quantity information)	Year Ended December 31,			(Unaudited)
	2001	2002	2003	2003	2004
Balance Sheet Data
Cash and cash equivalents, including short-term investments	85	77	80	65	143
Property, plant and equipment – net	3,109	3,035	3,091	3,050	3,028
Total assets	5,313	5,512	5,635	5,588	5,924
Payable to banks and current portion of long-term debt	338	262	363	268	167
Long-term debt	2,041	2,022	1,914	1,984	1,950
Shareholders’ equity	338	128	149	223	518

(1)          In 2001, INV adopted EITF 00-10 (issued by the FASB Emerging Issues Task Force) which requires the inclusion of all shipping and handling fees and costs billed to customers in the Sales figure as well as in Cost of Sales.  In the above, the Sales are inclusive of shipping and handling fees and costs; and Sales and Cost of Sales for 2001, 2002 and 2003 are based on the EITF 00-10 methodology.  The application of EITF 00-10 does not affect earnings, as it only involves inclusion of shipping and handling fees and costs in both Sales and Cost of Sales.

A reconciliation of Sales and Net Sales is given below:

(All amounts in $ millions)	2001	2002	2003
Sales	4,486	4,889	5,441
Less: Freight and handling costs	208	243	247
Net Sales	4,278	4,646	5,194

(2)          Adjusted Operating Income / (Loss) is after adjusting for certain other operating expenses.  A reconciliation of reported operating income / (loss) to Adjusted Operating Income / (Loss) is given below:

(All amounts in $ millions)	2001	2002	2003
Reported Operating Income / (Loss)	(194)	142	151
Add: Other Operating Expenses	—	—	—
Write down in value of e-commerce software	17	—	—
Provision for arbitration related to scrap Supply contract	19	—	—
Irish Ispat Closure	17	—	—
Impairment loss on oceangoing vessels	22	—	—
Write-down of 2A Bloomer and 21” Bar Mill	—	23	—
Write-down in investments of Empire Mine	—	39	—
Adjusted Operating Income / (Loss)	(119)	204	151

(3)          During the first quarter of 2003, INV purchased $22 million ($39 million in first quarter of 2002) of its own bonds at discounts from face value.  As a result of these purchases, INV recognized a gain of $13 million ($19 million net of tax in 2002) in Other income.  In accordance with adoption of Statement of Financial Accounting Standard No. 145, Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (“SFAS 145”), by INV as of January 1, 2003, gain or loss on extinguishments of debt that was previously classified as an extraordinary item in prior periods was reclassified and included within Other (income) expense, net on INV’s income statement.

(4)          Earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the periods presented.

(5)          Dividends are presented on a cash basis.

(6)          Subsequent to the issuance of the consolidated financial statements for the period ended December 31, 2003, INV determined that it should have eliminated the gains on the early extinguishment of debt in computing 2002 and 2001 Cash flows provided from operating activities rather than being reported as part of INV’s Cash flow used by financing activities.  Additionally, in 2001, a non-cash equity investment was included in Cash flows from operating activities and investing activities, rather than being excluded from the statement of Cash flows and disclosed as a non-cash investment.  A restatement of the consolidated financial statements was reflected in INV’s Form 20-F/A, dated August 9, 2004.

	As Previously Reported	As Restated Year Ended December 31, 2002
Year Ended December 31, 2002
Cash flows provided by operating activities	168	138
Cash flows used in financing activities	(101)	(71)
Year Ended December 31, 2001
Cash flows provided by operating activities	40	22
Cash flows used in investing activities	(48)	(35)
Cash flows used in financing activities	(123)	(118)

LNM HOLDINGS SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following table presents selected consolidated financial information of LNM Holdings for the years ended December 31, 2001, 2002 and 2003 and for the six months ended June 30, 2003 and 2004.  This selected historical financial information should be read in conjunction with “UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION,” “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR LNM HOLDINGS” and the audited consolidated financial statements of LNM Holdings, each included elsewhere in this prospectus.

				Six Months Ended June 30,
	Year Ended December 31,			(Unaudited)
	2001	2002	2003	2003	2004
	(All amounts in $ millions, except per share and quantity information)
Statement of Income Data:
Sales (1)	946	2,228	4,167	1,973	5,977
Cost of sales (exclusive of depreciation) (1)	679	1,425	2,664	1,238	3,661
Gross profit (before deducting depreciation)	267	803	1,503	735	2,316
Gross margin (as percentage of sales)	28%	36%	36%	37%	39%
Depreciation	52	89	148	70	161
Selling, general and administrative expenses	58	154	219	102	255
Other operating expenses
Operating income	157	560	1,136	563	1,900
Operating margin (as percentage of sales)	17%	25%	27%	29%	32%
Other income – net (3)	7	4	32	6	38
Income from equity investments	—	95	159	76	—
Financing costs
Interest expense	(12)	(24)	(33)	(21)	(30)
Interest income	5	5	9	3	21
Net gain / (loss) from foreign exchange and monetary position	(9)	(8)	40	5	(1)
Income before taxes and minority interest	148	632	1,343	632	1,928
Net income	113	546	1,116	532	1,400
Common shares outstanding (millions) (2)	500	500	500	500	500
Basic and diluted earnings per common share (3)	0.23	1.09	2.23	1.06	2.80
Cash dividends per common share (4)	—	—	0.33	—	0.77

				Six Months Ended June 30,
	Year Ended December 31,			(Unaudited)
	2001	2002	2003	2003	2004
	(All amounts in $ millions, except per share and quantity information )
Balance Sheet Data:
Cash and cash equivalents, including short-term investments	140	340	820	412	1,387
Property, plant and equipment – net	1,029	1,059	1,563	1,432	4,226
Total assets	1,850	2,430	4,538	3,848	9,671
Payable to banks and current portion of long-term debt	132	59	177	134	256
Long-term debt	213	350	613	611	713
Shareholders’ equity	768	1,314	2,412	1,744	3,766

Other Data:
Net cash provided by operating activities	215	401	1,249	417	1,174
Net cash used in investing activities	(149)	(288)	(572)	(311)	(254)
Net cash provided from (used in) financing activities	26	87	(219)	(37)	(381)
Total shipments of steel products (thousand tons)	4,516	9,510	12,284	5,921	12,663

(1)          In 2001, LNM Holdings adopted EITF 00-10 (issued by the FASB Emerging Issues Task Force) which requires the inclusion of all shipping and handling fees and costs billed to customers in the Sales figure as well as in Cost of Sales.  Sales are inclusive of shipping and handling fees and costs, and Sales and Cost of Sales presented for all periods are based on the EITF 00-10 methodology.  The application of EITF 00-10 does not affect earnings, as it only involves inclusion of shipping and handling fees and costs in both Sales and Cost of Sales.  A reconciliation of Sales and Net Sales is given below:

				Six Months Ended June 30,
	Year Ended December 31,			(Unaudited)
	2001	2002	2003	2003	2004
Sales	946	2,228	4,167	1,973	5,977
Less: Freight and handling billed to customers	84	119	178	79	170

Net Sales	862	2,109	3,989	1,894	5,807

(2)          Adjusted to give effect to a 10-for-1 share split effective October 14, 2004.

(3)          Earnings per common share are calculated by dividing net income by the weighted average number of common shares outstanding during the periods presented.

(4)          Dividends are presented on a cash basis.

SELECTED PRO FORMA CONDENSED CONSOLIDATED COMBINED FINANCIAL INFORMATION

(All amounts in $ millions)	Year Ended December 31, 2003	Six Months Ended June 30, 2004

Condensed Statement of Income Data:
Gross revenue	9,567	9,726
Gross profit	1,999	3,077
Net income	1,182	1,817

(All amounts in $ millions)	Year Ended December 31, 2003	Six Months Ended June 30, 2004

Condensed Statement Balance Sheet
Current assets	3,683	6,977
Total assets	10,137	15,543
Current liabilities	2,379	3,763
Total liabilities	7,576	11,271
Net assets	2,561	4,272

RECENT DEVELOPMENTS

On November 15, 2004, Standard & Poor’s Ratings Services raised its long-term corporate credit ratings for INV to “BBB” from “BB-”, with a positive outlook.  At the same time Standard & Poors raised the debt ratings on Inland and IEG to “BBB” from “BB-”, with a positive outlook.

On October 27, 2004, Moody’s Investors Service placed all ratings of INV and IEG under review with a positive outlook.

On October 25, 2004, INV announced that its board of directors had approved a definitive agreement under which INV will merge (the “ISG Merger”) with International Steel Group Inc. (“ISG”).  ISG is one of the largest integrated steel producers in North America(4) and, since being formed in 2002, has grown rapidly by acquiring the steel making assets of LTV, Acme Steel and Bethlehem Steel, among others.

The ISG Merger is subject to approval by the shareholders of ISG and INV, as well as regulatory approvals and satisfaction of other customary closing conditions.  In addition, the ISG Merger is subject to the completion of the acquisition of LNM Holdings by INV.  INV expects that the ISG Merger will be completed in the first quarter of 2005.

Under the terms of the agreement with ISG, ISG shareholders will receive $21.00 per share in cash and a number of INV shares equal to $21.00 divided by the average closing price of INV for the 20 trading days prior to two days before the effective date of the merger, up to a maximum of 0.6087 shares and a minimum of 0.4793 shares.  The value in the merger would be $42.00 per ISG share, or $4.5 billion in the aggregate if the average price of INV class A common shares for the 20 trading days prior to two days before the effective date of the merger is between $34.50 and $43.81 per share.  ISG shareholders will be able to elect between cash and INV class A common shares, subject to proration such that 50% of the total consideration will be in cash and 50% will be in INV class A common shares.

Assuming the completion of the acquisition of LNM Holdings by INV, following the completion of the ISG Merger, ISG shareholders, on a fully diluted basis, will own between approximately 7% and 9% of INV, depending on the average price of INV class A common shares for the 20 trading days prior to two days before the effective date of the merger.

STOCK PRICE HISTORY

The following chart sets forth the stock price history of INV from November 7, 2003 to November 12, 2004.(5)

(4)               Source:  International Iron and Steel Institute Report, “World Steel in Figures 2004.”

(5)               Source:  FactSet.

The following table sets forth the closing stock price history of INV from November 7, 2003 to November 12, 2004.(6)

11/07/2003	$6.16
11/10/2003	6.27
11/11/2003	6.37
11/12/2003	6.33
11/13/2003	6.39
11/14/2003	6.71
11/17/2003	6.62
11/18/2003	6.55
11/19/2003	6.67
11/20/2003	6.60
11/21/2003	6.61
11/24/2003	6.67
11/25/2003	6.80
11/26/2003	6.85
11/28/2003	6.85
12/01/2003	7.20
12/02/2003	7.19
12/03/2003	7.45
12/04/2003	7.30
12/05/2003	7.08
12/08/2003	7.18
12/09/2003	7.31
12/10/2003	7.60
12/11/2003	7.95
12/12/2003	8.15
12/15/2003	8.25
12/16/2003	8.26
12/17/2003	8.26
12/18/2003	8.37
12/19/2003	8.37
12/22/2003	8.74
12/23/2003	8.71
12/24/2003	8.74
12/26/2003	8.79
12/29/2003	8.96
12/30/2003	8.87
12/31/2003	8.87
1/02/2004	8.99
1/05/2004	9.20
1/06/2004	9.19
1/07/2004	9.05
1/08/2004	8.60
1/09/2004	8.19
1/12/2004	7.40
1/13/2004	7.93
1/14/2004	8.25
1/15/2004	8.25
1/16/2004	$7.92
1/20/2004	8.07
1/21/2004	8.16
1/22/2004	8.25
1/23/2004	8.18
1/26/2004	8.01
1/27/2004	7.86
1/28/2004	7.60
1/29/2004	7.35
1/30/2004	7.49
2/02/2004	7.56
2/03/2004	7.45
2/04/2004	7.41
2/05/2004	7.30
2/06/2004	7.70
2/09/2004	7.75
2/10/2004	7.75
2/11/2004	7.98
2/12/2004	8.03
2/13/2004	8.00
2/17/2004	8.23
2/18/2004	8.36
2/19/2004	8.35
2/20/2004	8.24
2/23/2004	8.26
2/24/2004	8.25
2/25/2004	8.26
2/26/2004	8.30
2/27/2004	8.48
3/01/2004	8.60
3/02/2004	8.82
3/03/2004	8.91
3/04/2004	8.97
3/05/2004	9.09
3/08/2004	9.06
3/09/2004	9.05
3/10/2004	8.99
3/11/2004	8.94
3/12/2004	9.02
3/15/2004	9.01
3/16/2004	9.40
3/17/2004	9.44
3/18/2004	9.65
3/19/2004	10.88
3/22/2004	10.18
3/23/2004	10.23
3/24/2004	9.97
3/25/2004	$10.07
3/26/2004	10.15
3/29/2004	10.61
3/30/2004	10.80
3/31/2004	10.95
4/01/2004	11.20
4/02/2004	11.49
4/05/2004	11.66
4/06/2004	11.78
4/07/2004	11.63
4/08/2004	11.39
4/12/2004	11.65
4/13/2004	11.31
4/14/2004	11.08
4/15/2004	11.00
4/16/2004	11.37
4/19/2004	11.45
4/20/2004	11.26
4/21/2004	11.19
4/22/2004	11.45
4/23/2004	11.47
4/26/2004	11.55
4/27/2004	11.56
4/28/2004	11.25
4/29/2004	10.90
4/30/2004	10.76
5/03/2004	10.65
5/04/2004	10.75
5/05/2004	10.77
5/06/2004	11.03
5/07/2004	11.00
5/10/2004	10.85
5/11/2004	10.90
5/12/2004	10.85
5/13/2004	10.93
5/14/2004	10.92
5/17/2004	10.91
5/18/2004	11.50
5/19/2004	11.60
5/20/2004	11.66
5/21/2004	12.50
5/24/2004	12.20
5/25/2004	12.49
5/26/2004	12.46
5/27/2004	12.65
5/28/2004	12.61
6/01/2004	12.74
6/02/2004	$12.77
6/03/2004	12.60
6/04/2004	12.60
6/07/2004	12.68
6/08/2004	12.74
6/09/2004	12.65
6/10/2004	13.25

6/14/2004	12.95
6/15/2004	13.10
6/16/2004	12.94
6/17/2004	13.44
6/18/2004	13.45
6/21/2004	13.45
6/22/2004	13.50
6/23/2004	14.16
6/24/2004	14.17
6/25/2004	14.34
6/28/2004	14.76
6/29/2004	15.00
6/30/2004	14.70
7/01/2004	14.95
7/02/2004	14.95
7/06/2004	14.77
7/07/2004	15.04
7/08/2004	14.99
7/09/2004	15.01
7/12/2004	15.03
7/13/2004	15.14
7/14/2004	15.82
7/15/2004	15.70
7/16/2004	16.02
7/19/2004	15.90
7/20/2004	16.00
7/21/2004	15.80
7/22/2004	15.70
7/23/2004	15.70
7/26/2004	15.78
7/27/2004	16.01
7/28/2004	16.51
7/29/2004	17.00
7/30/2004	17.55
8/02/2004	19.10
8/03/2004	19.50
8/04/2004	19.37
8/05/2004	23.76
8/06/2004	24.74
8/09/2004	25.65
8/10/2004	$27.65
8/11/2004	27.29
8/12/2004	25.22
8/13/2004	25.90
8/16/2004	26.10
8/17/2004	26.10
8/18/2004	26.08
8/19/2004	26.24
8/20/2004	26.10
8/23/2004	25.64
8/24/2004	25.65
8/25/2004	25.60
8/26/2004	25.29
8/27/2004	25.40
8/30/2004	25.45
8/31/2004	25.20
9/01/2004	24.99
9/02/2004	$25.77
9/03/2004	27.14
9/07/2004	29.68
9/08/2004	29.28
9/09/2004	29.81
9/10/2004	29.94
9/13/2004	30.02
9/14/2004	29.99
9/15/2004	29.45
9/16/2004	29.26
9/17/2004	28.35
9/20/2004	27.30
9/21/2004	27.75
9/22/2004	27.37
9/23/2004	27.04
9/24/2004	27.10
9/27/2004	26.40
9/28/2004	$27.90
9/29/2004	27.75
9/30/2004	29.00
10/01/2004	28.91
10/04/2004	31.71
10/05/2004	31.89
10/06/2004	32.87
10/07/2004	31.85
10/08/2004	31.57
10/11/2004	31.11
10/12/2004	31.18
10/13/2004	27.25
10/14/2004	28.88
10/15/2004	29.05
10/18/2004	28.67
10/19/2004	25.75
10/20/2004	25.73
10/21/2004	$25.34
10/22/2004	25.34
10/25/2004	32.30
10/26/2004	34.69
10/27/2004	33.35
10/28/2004	33.18
10/29/2004	33.66
11/01/2004	34.00
11/02/2004	35.36
11/03/2004	36.30
11/04/2004	36.35
11/05/2004	36.31
11/08/2004	37.31
11/09/2004	37.77
11/10/2004	37.12
11/11/2004	37.38
11/12/2004	38.40

RISK FACTORS

You should carefully consider the following risk factors in deciding whether to vote for the approval of the acquisition agreement.  The business, financial condition or results of operations of INV and LNM Holdings could be materially adversely affected by any of the risks and uncertainties described below.  Additional risks not presently known to either INV or LNM Holdings, or that they currently deem immaterial, may also impair their respective and combined financial condition and business operations.

Risk Factors Related to the Acquisition

Integration of INV and LNM Holdings may negatively affect our business

If we complete the proposed acquisition, we will integrate two companies that have previously operated independently.  Integrating our operations and personnel with those of LNM Holdings will be a complex process.  We may not be able to integrate the operations of LNM Holdings with our operations rapidly or without encountering difficulties.  The successful integration of INV with LNM Holdings will require, among other things, integration of LNM Holdings’ and INV’s products, sales and marketing operations, information and software systems and coordination of future efforts.  The diversion of the attention of management to the integration effort and any difficulties encountered in combining operations could adversely affect the combined company’s businesses.  Further, the process of combining INV and LNM Holdings could negatively impact employee morale and the ability of INV to retain some of INV’s and LNM Holdings’ key personnel after the acquisition.

After the acquisition, INV will still have a controlling shareholder who can appoint its directors and determine the outcome of shareholder votes

After the acquisition, our controlling shareholder will continue to have the power to elect the majority of the members of our board of directors, and to exercise voting control over the decisions adopted at our general meetings of shareholders, including matters involving mergers or other business combinations, the acquisition or disposition of assets, and the incurrence of indebtedness.  Circumstances may occur in which the interests of our controlling shareholder could be in conflict with the interests of our other shareholders.  In addition, our controlling shareholder may pursue certain transactions that in its view will enhance its equity investment, even though such transactions may not be in the interest of other shareholders.

Because we are issuing common shares to acquire LNM Holdings, your ownership percentage in INV will, as a result of the acquisition of LNM Holdings, be less than your current ownership percentage in INV

As a result of the acquisition, holders of INV common shares will experience a substantial reduction in their percentage ownership interests relative to their percentage ownership interests in INV prior to the acquisition.  Upon completion of the acquisition, the controlling shareholder will own directly and through holding companies 165,829,290 INV class A common shares (89.58% of the issued and outstanding class (save for the common shares held in treasury)) and 457,490,210 INV class B common shares (100% of the issued and outstanding class).  As a result of its ultimate ownership of INV common shares, the controlling shareholder will hold 97.00% of the economic interest and 99.59% of the voting interest in INV.  Based on the number of issued and outstanding INV class A common shares on September 30, 2004, the minority shareholders of INV, on a fully diluted basis, owned 16.99% of the issued and outstanding INV class A common shares.  Upon completion of the acquisition, the minority shareholders of INV, on a fully diluted basis, will own 3.13% of the issued and outstanding INV class A common shares.

Risk Factors Related to INV’s Business

Our high debt level may limit our flexibility in managing our business

At June 30, 2004, we had outstanding $2,117 million in aggregate principal amount of indebtedness consisting of $167 million of short-term indebtedness (including current portion of long-term debt) and $1,950 million of long-term indebtedness.  Additionally, a portion of our working capital financing consists of uncommitted lines of credit, which may be cancelled by the lenders in certain circumstances.

The high level of debt outstanding could have important adverse consequences to INV, including the following:

•                  we have significant cash interest expense and principal repayment obligations;

•                  our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired;

•                  our current debt level may limit our flexibility to adjust to changing market conditions, reduce our ability to withstand competitive pressures and make us more vulnerable to a downturn in general economic conditions; and

•                  adverse business conditions may lead to difficulties in debt servicing which may limit our ability to make acquisitions, finance capital expenditures and working capital requirements.

We have guaranteed our subsidiaries’ debt, which may limit our flexibility in managing our business

We have provided guarantees for some of the debt and credit lines of our operating subsidiaries.  We may also enter into liquidity support agreements that may require us to make capital contributions or subordinated loans to certain of our subsidiaries.  Out of the total debt of $2,117 million at June 30, 2004 of our operating subsidiaries, approximately $1,410 million was guaranteed by INV.  Some of these guarantees have provisions whereby a default in one operating subsidiary could, under certain circumstances, lead to defaults at other operating subsidiaries.

Any possible invocation of any of these guarantees could cause some or all of the other guaranteed debt to accelerate, creating severe liquidity pressures.  Further, it may also limit our ability to raise additional financing and may limit our flexibility in managing our business.

We have limited our capital expenditures

Due to severe liquidity constraints during the last three years, our capital expenditures have been limited to spending required to maintain the operating condition of our plant and equipment.  Capital expenditures in 2003 were $164 million, as compared to $108 million in 2002 and $97 million in 2001.  Of the total capital expenditures mentioned above, $89 million in 2003 and $12 million in 2002 pertained to the reline of Blast Furnace No. 7 at Inland.  Capital expenditures during the second quarter of 2004 were $35 million and the six months ended June 30, 2004 was $56 million.

Our limited capital expenditures may affect our ability to upgrade current, or purchase new, plant and equipment and may, therefore, lead to reduced efficiencies.  Any reduction in efficiency may adversely affect our revenues, profit margins and cash flows as well as our competitive position.

Pension plan under-funding at some of our operating subsidiaries and the need to make substantial cash contributions, which may increase in the future, may reduce the cash available for our business

INV’s principal operating subsidiaries in Canada, France, Germany, Trinidad and the United States provide defined benefit pension plans to their employees.  Some of these plans are currently under-funded, in particular Inland’s pension plan.  As at December 31, 2003, the value of Inland’s pension plan assets was $1,781.4 million, while the projected benefit obligation was $2,555.9 million, resulting in a deficit of $774.5 million.  A large part of our pension liabilities and funding requirements are at our U.S. operating subsidiary.  See Note 11 to our Consolidated Financial Statements.

The funded status of Inland’s pension plan has been adversely affected in the last few years by a number of factors including low interest rates, which have impacted investment returns and discount rate assumptions and weak equity market performance.  This also has had an impact on required future cash funding requirements.  In addition to our agreement with the Pension Benefit Guaranty Corporation (the “PBGC”), we are also required to make significant cash contributions pursuant to Title I of the Employee Retirement Income Security Act of 1974, as amended, or ERISA.  Assuming modestly rising interest rates and reasonable market returns, the total of these contribution requirements (including the contributions required under the agreement with the PBGC) could exceed $500 million over the next few years and could be significantly higher depending on future asset performance, the levels of interest rates used to determine ERISA minimum funding requirements, actuarial assumptions and experience, union negotiated changes, future government regulations and the terms of the agreement with PBGC.  Total cash contributions made to Inland’s pension plan were $313 million from 1998 through December 31, 2003.  The contribution required in 2004 is $111 million, of which $67 million had been paid as of June 30, 2004.

Our funding obligations depend upon future asset performance, the level of interest rates used to measure ERISA minimum funding levels, actuarial assumptions and experience, union negotiated changes, future government regulation and the terms of the agreement with PBGC.  Due to the large number of variables that determine pension funding requirements, which are difficult to predict, as well as any legislative action, future cash funding requirements for our pension plans could be significantly higher than amounts currently estimated.  These funding requirements could have a material unfavorable impact on our business, operating results and cash flows.

The absence of domestic markets for certain operating subsidiaries of INV may limit the flexibility in managing our business

Some of our operating subsidiaries are primarily export oriented, as domestic markets are not adequate to support operations.  Any rise in trade barriers or trade related actions in main export markets, or any fall in demand in these markets due to weak economic conditions or other reasons, may adversely affect the operations of these subsidiaries and may limit our flexibility in managing our business.  See “INV — Regulation and Litigation” and Note 16 to our Consolidated Financial Statements.

We may be unable to fully utilize our deferred tax asset

As at June 30, 2004, we had $508 million recorded as a deferred tax asset on our balance sheet.  These assets can only be utilized if, and to the extent that, our operating subsidiaries generate adequate levels of taxable income in future periods to setoff the loss carryforwards and reverse the temporary differences before they expire.  Our ability to generate taxable income is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.  Consequently, we cannot assure you that we will generate sufficient taxable income to realize our deferred tax asset.  If we generate lower taxable income than the amount we have assumed in determining the deferred tax asset, then a valuation reserve will be required, with a corresponding charge against income.

Credit rating downgrades or similar triggers may affect our flexibility in managing our business

INV does not have a high credit rating and has been downgraded by the rating agencies in the past.  For example, during the course of 2002 as a result of developments relating to the restructuring of the debt at Imexsa, certain of the credit ratings of INV and its subsidiaries were downgraded.  Following the successful restructuring of Imexsa, these credit ratings were upgraded, although in certain instances not to previous levels.  More recently, in October 2003, our credit rating was placed on credit watch for a possible downgrade by Standard & Poor’s arising from concerns relating to liquidity.  This credit watch was removed on March 5, 2004.  Although we do not have negative rating triggers in our debt agreements, any decline in our credit rating may lead to some of our lenders recalling loans, withdrawing credit lines or increasing the cost of borrowing.  Any of these actions may adversely affect liquidity management, our competitiveness and our ability to manage our business.

Our shareholders may have more limited rights in certain circumstances than shareholders of a U.S. corporation

We are incorporated under the laws of The Netherlands, and our corporate affairs are governed by our Articles of Association and regulations of our board of directors and the laws of The Netherlands.  Principles of law relating to matters such as the validity of corporate procedures, the fiduciary duties of our management, directors and controlling shareholder and the rights of our shareholders differ from those that would apply if we were incorporated in a jurisdiction within the United States.  As a result, our shareholders may have more difficulty in protecting their interests in the face of actions by our management, directors or controlling shareholder than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction.

Future sales of our common shares may affect the market price of our shares

Sales, or the possibility of sales, of substantial numbers of our common shares in the public markets, including in The Netherlands and the United States, following the acquisition of LNM Holdings could have an adverse effect on the market price of the INV common shares.  Any subsequent offering of the common shares of INV may have rights, preferences or privileges senior to those of the common shares of INV currently outstanding.

Risk Factors Related to LNM Holdings’ Business

LNM Holdings has made significant capital expenditures and other commitments in connection with certain acquisitions

In connection with the acquisition of certain of its operating units, LNM Holdings has made significant capital expenditures and other commitments with various governmental bodies.  LNM Holdings expects to fund such capital expenditures primarily through internal sources, but there can be no assurance that LNM Holdings will be able to generate or obtain sufficient funds to meet these requirements in the future or to complete these projects on a timely basis or at all.  In addition, completion of these projects may be affected by factors that are beyond the control of LNM Holdings.  See “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF LNM HOLDINGS—Liquidity and Capital Resources—Tabular Disclosure of Contractual Obligations.”

LNM Holdings has also made certain commitments relating to employees at its operating units.  In many of these jurisdictions, LNM Holdings has agreed that it will not make collective dismissals for certain periods.  These periods generally extend up to 10 years following the date of acquisition.  The inability to make such dismissals may affect the ability of LNM Holdings to coordinate its workforce in response to changing market conditions and may have an effect on its results of operations.

Although LNM Holdings has remained in compliance with its obligations under the relevant acquisition agreements, LNM Holdings may not be able to remain in compliance with some or all of these requirements in the future.  Failure to remain in compliance may result in forfeiture of part of LNM Holdings’ investment and/or the loss of certain tax and regulatory benefits and may therefore have an adverse effect on its business and results of operations.

LNM Holdings has experienced rapid growth in a relatively short period of time.  LNM Holdings may not have the management resources or sufficient levels of investment to continue to meet its strategic objectives

LNM Holdings has experienced rapid growth and development, particularly in the size of its assets, in a relatively short period of time and may continue to do so in order to pursue its strategic objectives.  Such growth entails significant investment, as well as increased operating costs.  Overall growth in LNM Holdings’ business also requires greater allocation of management resources from daily operations.  In addition, the management of such growth (including management of multiple operating assets) will require, among other things, the continued development of LNM Holdings’ financial and information management control systems, the ability to integrate newly acquired assets with existing operations, the ability to attract and retain sufficient numbers of qualified management and other personnel, the continued training of such personnel and the presence of adequate supervision.  Failure to manage such growth, while at the same time maintaining adequate focus on the existing assets of LNM Holdings, could have a material adverse effect on its business, financial condition, results of operations and prospects.

LNM Holdings relies on economic growth in the countries in which its operating units operate, which may not continue.  A slowdown in economic growth in such countries may have a material adverse effect on its business

LNM Holdings’ business strategy was developed partly based on the assumptions that economic growth in the countries in which it operates and the modernization, restructuring and upgrade of the physical infrastructure in such countries will continue, thus creating an increased demand for LNM Holdings’ steel products and maintaining a stable level of steel prices in such countries and in other key product markets.  While the demand in these countries for steel and steel products has gradually increased, there is no assurance that this trend will continue.  Any slowdown in the development of these economies or any reduction in the investment budgets of governmental agencies and companies responsible for the modernization of such physical infrastructure may have a material adverse effect on LNM Holdings’ business, financial condition and prospects.

LNM Holdings is subject to political and social uncertainties in the countries in which it operates.  Any disruption or volatility in the political or social environment in those countries may have an adverse effect on LNM Holdings

Since the 1980s, many of the countries in which LNM Holdings operates have been undergoing substantial political transformations, from centrally-controlled command economies to pluralist market-oriented democracies.  There can be no assurance that the political and economic reforms necessary to complete such a transformation will continue.  In addition, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict.  The political systems in these countries may be vulnerable to the populations’ dissatisfaction with reforms, social and ethnic unrest and changes in governmental policies, any of which could have a material adverse effect on the operations of LNM Holdings and its ability to continue to do business in these countries or at all.

LNM Holdings is subject to economic risks and uncertainties in the countries in which it operates.  Any deterioration or disruption of the economic environment in those countries may have a material adverse effect

Over the past few years, many of the countries in which LNM Holdings operates have experienced economic growth and improved economic stability in certain sectors.  However, there can be no assurance that economic growth will continue in the future and the legal systems in these countries, in particular with respect to bankruptcy proceedings, remains underdeveloped.  Although economic conditions have improved in the last two and a half years, the prospect still exists of widespread bankruptcy, mass unemployment and the deterioration of certain sectors of these economies.  No assurance can be given that reform policies will continue to be implemented and, if implemented, will be successful, that these countries will remain receptive to foreign trade and investment, or that their economies will improve.

LNM Holdings may encounter difficulties in enforcing foreign court judgments or arbitral awards in certain countries in which it operates

Some of the countries in which LNM Holdings operates are not parties to multilateral or bilateral treaties with western jurisdictions for the mutual enforcement of court judgments.  Consequently, should a judgment be obtained from a court in any such jurisdictions it is unlikely to be given direct effect in the courts of these countries.  However, all of the countries in which LNM Holdings’ major operating units are located are parties to the 1958 New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards.  Accordingly, most of the agreements to which LNM Holdings’ operating units in such jurisdictions are party contain provisions allowing for arbitration of disputes.  A foreign arbitral award obtained in a state that is party to that convention should be recognized and enforced by a court in a signatory country (subject to the qualifications provided for in the convention and requirements established by relevant legislation).  Reliance upon international treaties may meet with resistance or a lack of understanding on the part of the applicable court or other officials, thereby introducing delay and unpredictability into the process of enforcing any foreign judgment or any foreign arbitral award in these countries.

As a privately-held company, LNM Holdings has been subject to less stringent corporate governance requirements than a public company, which provides less protection to investors

LNM Holdings has not been subject to U.S. securities laws, including rules requiring LNM Holdings to have independent directors or an audit committee composed of independent directors.  LNM Holdings is not subject to the same corporate governance standards as a U.S. public company and the security holders of LNM Holdings do not have the protections provided by having independent directors and audit committee members.

Risk Factors Related to INV’s and LNM Holdings’ Businesses

Because INV and LNM Holdings are holding companies with no revenue-generating operations, both INV and LNM Holdings depend on cash flows and subsidiaries’ earnings, which may not be sufficient to meet future needs

Because INV and LNM Holdings are holding companies with no business operations of their own, both INV and LNM Holdings are dependent upon the earnings and cash flows of, and dividends and distributions from, operating subsidiaries to pay expenses, meet any future debt obligations and pay any cash dividends or distributions on the common shares of INV or LNM Holdings, respectively, including dividends or distributions to INV after the acquisition.  If INV or LNM Holdings are unable to generate sufficient cash flow from such earnings and distributions from their subsidiaries, both companies may have to delay or cancel the payment of dividends on their common shares.  Other potential measures to obtain funds, such as by selling assets, may be restricted by INV’s or LNM Holdings’ operating subsidiaries’ debt instruments.

INV is incorporated under the laws of The Netherlands.  As a result, subject to applicable legal requirements, INV can only pay dividends and other distributions to the extent it receives dividends and other distributions from its operating subsidiaries, recognizes gain from the sale of assets or records share premium as a result of the issuance of common shares.  See Notes 8 and 10 to INV’s Consolidated Financial Statements.  In addition, since INV has guaranteed certain debt obligations of some of its operating subsidiaries, INV faces other limitations under the guarantees on its ability to make dividend payments, distributions and other similar payments as well as on the ability to incur additional debt.  See “DESCRIPTION OF INV’S COMMON SHARES” and Notes 8 and 10 to INV’s Consolidated Financial Statements.

INV and LNM Holdings may encounter supply shortages and increases in cost of raw materials, energy and transportation

Steel production requires substantial amounts of raw materials and energy, including iron ore fines, iron ore pellets, scrap, electricity, natural gas, coal and coke.  Any prolonged interruption in the supply of raw materials or energy, or substantial increases in their costs, could adversely affect the business, financial condition, results of operations and prospects of steel companies.  The availability and prices of raw materials may be negatively affected by:

•                  new laws or regulations;

•                  suppliers’ allocations to other purchasers;

•                  interruptions in production by suppliers;

•                  accidents or other similar events at suppliers’ premises or along the supply chain;

•                  changes in exchange rates;

•                  consolidation in steel-related industries;

•                  worldwide price fluctuations and other factors; and

•                  availability and cost of transportation.

In addition, energy costs, including the cost of natural gas and electricity, make up a substantial portion of the cost of goods sold by steel companies.  The price of energy has varied significantly in the past and may vary significantly in the future largely as a result of market conditions and other factors beyond the control of steel companies.  Because the production of direct reduced iron and steel involves the use of significant amounts of natural gas, steel companies are sensitive to the price of natural gas.

Further, global developments, particularly the dramatic increase in the demand for materials and inputs used in steel manufacturing from China, may cause severe shortages and/or substantial price increases of key raw materials and ocean transportation capacity.  Inability to recoup such cost increases from increases in the selling prices of steel companies’ products, or inability to cater to their customers’ demands because of non-availability of key raw materials or other inputs, may adversely impact the operations and profits of steel companies.

While INV and LNM Holdings have been able to procure sufficient supplies of raw materials to meet their production needs, there can be no assurance that either INV or LNM Holdings will be able to procure adequate supplies in the future.  In addition, neither INV nor LNM Holdings generally procures supplies under long-term contracts; supply contracts typically have terms of one year.  Any prolonged interruption, discontinuation or other disruption in the supply of raw materials or energy, or substantial increases in their costs, could adversely affect the business, financial condition, results of operations and prospects of INV and LNM Holdings.

INV or LNM Holdings could experience labor disputes that could disrupt operations

A substantial majority of the employees of INV and LNM Holdings are represented by labor unions and are covered by collective bargaining or similar agreements, which are subject to periodic renegotiation.  Strikes or work stoppages could occur prior to, or during the negotiations leading to new collective bargaining agreements, during wage and benefits negotiations or, occasionally, during other periods for other reasons.

Any such breakdown leading to work stoppage and disruption of operations could have an adverse effect on the operations and financial results of INV and LNM Holdings.  Additionally, many of the contractors working at INV’s and LNM Holdings’ operating subsidiaries’ plants employ workers who are represented by various trade unions.  Disruptions with these contractors could also adversely impact the operations of INV and LNM Holdings.

INV and LNM Holdings may face significant price and other forms of competition from other steel producers, which could hurt results of operations

Generally, the markets in which steel companies conduct business are highly competitive.  Increased competition could cause INV or LNM Holdings to lose market share, increase expenditures or reduce pricing, any one of which could hurt the results of operations of INV or LNM Holdings.  The global steel industry has historically suffered from substantial over-capacity.  Excess capacity in some of the products sold by INV or LNM Holdings will intensify price competition for such products.  This could require INV or LNM Holdings to reduce the price for their products and, as a result, negatively impact their results of operations.  INV and LNM Holdings compete primarily on the basis of quality and the ability to meet customers’ product specifications, delivery schedules and price.  Some of the competitors of INV and LNM Holdings may:

•                  benefit from greater capital resources;

•                  have different technologies;

•                  have lower raw material and energy costs; and

•                  have lower employee post-retirement benefit costs.  See “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR INV.”

In addition, the competitive position of INV and LNM Holdings within the global steel industry may be affected by, among other things:

•                  the recent trend toward consolidation amongst competitors in the steel industry, particularly in Europe and the United States;

•                  exchange rate fluctuations that may make the products of INV and LNM Holdings less competitive in relation to the products of steel companies based in other countries; and

•                  the development of new technologies for the production of steel and steel-related products.

Competition from other materials may negatively affect the results of operations of INV and LNM Holdings

In many applications, steel competes with other materials, such as aluminum (particularly in the automobile industry), cement, composites, glass, plastic and wood.  Additional substitutes for steel products could adversely affect future market prices and demand for steel products.

The competitive position of INV and LNM Holdings depends on each of their senior management teams and the loss of any member from such senior management teams could have a material adverse impact on the business of INV and LNM Holdings, respectively

The ability of INV and LNM Holdings to maintain a competitive position and to implement business strategy is dependent to a large degree on the services of each of their senior management teams and particularly Lakshmi N. Mittal, Chairman of INV’s board of directors and Chief Executive Officer of both INV and LNM Holdings.  The loss of or any diminution in Mr. Lakshmi N. Mittal’s services or those of the members of the senior management teams of INV or LNM Holdings, respectively, or an inability to attract, retain and maintain additional senior management personnel, could materially hurt the business, financial condition, results of operations or prospects of INV and LNM Holdings, respectively.  INV and LNM Holdings may not be able to retain their existing senior management personnel or to attract additional qualified senior management personnel in the future.  Neither INV nor LNM Holdings maintains key man life insurance on any members of their senior management.

INV and LNM Holdings may experience currency fluctuations and become subject to exchange controls that could adversely affect each of their businesses

INV and LNM Holdings operate and sell products in a number of countries, and as a result, the business, financial condition, results of operations and prospects of INV and LNM Holdings, respectively, could be adversely affected by fluctuations in exchange rates.  Major changes in exchange rates, particularly changes in the value of the U.S. dollar against the currencies of countries in which INV and LNM Holdings operate, could have an adverse effect on the business and profits of INV and LNM Holdings, respectively.

The imposition of exchange controls or other similar restrictions on currency convertibility in the countries in which INV and LNM Holdings operate could adversely affect the business, financial condition, results of operations and prospects of INV and LNM Holdings, respectively.  For example, some operations involving South African rand and the Kazakh tenge are subject to limitations imposed by the South African Reserve Bank and National Bank of Kazakhstan, respectively.  These restrictions have not historically had a material impact on the operations of Iscor or Ispat Karmet, respectively.  However, these or other restrictions could in the future adversely affect the financial condition or results of operations of INV or LNM Holdings.

Equipment downtime or shutdowns could adversely affect the results of operations of INV and LNM Holdings, respectively

Steel manufacturing processes are dependent on critical steel-making equipment, such as furnaces, continuous casters, rolling mills and electrical equipment (such as transformers), and this equipment may incur downtime as a result of unanticipated failures or other events, such as fires or furnace breakdowns.  The manufacturing plants of INV and LNM Holdings, respectively, have experienced, and may in the future experience, plant shutdowns or periods of reduced production as a result of such equipment failures or other events.  Such disruptions could have an adverse effect on the operations, customer service levels and financial results of INV and LNM Holdings, respectively.

The income tax liability of INV and LNM Holdings may substantially increase if the tax laws and regulations in countries in which INV and LNM Holdings operate change or are subject to varying interpretations and inconsistent enforcement or if the operating subsidiaries of INV or LNM Holdings are unable to utilize certain tax benefits

Taxes payable by companies in many of the countries in which INV and LNM Holdings operate are substantial and include value added tax, excise duties, profit taxes, payroll-related taxes, property taxes and other taxes.  Historically, the system of tax collection in some of these countries has been relatively ineffective.  However, there have been some reforms of the applicable tax systems that have resulted in some improvements.

Tax laws and regulations in some of the countries in which INV and LNM Holdings operate may be subject to frequent change, varying interpretation and inconsistent enforcement.  In addition to the usual tax burden imposed on taxpayers, these conditions create uncertainty as to the tax implications of some business decisions.  This uncertainty could expose INV and LNM Holdings to significant fines and penalties and to enforcement measures despite the best efforts of INV and LNM Holdings, respectively, at compliance, and could result in a greater than expected tax burden.  See “INV—Regulation and Litigation” and Note 16 to INV’s Consolidated Financial Statements.

In addition, many of the jurisdictions in which INV and LNM Holdings operate have adopted transfer pricing legislation.  While INV and LNM Holdings each believe that their operations are conducted in compliance with applicable transfer pricing legislation, if tax authorities impose significant additional tax liabilities as a result of transfer pricing adjustments, it could have a material adverse impact on INV and LNM Holdings, respectively.  Ineffective tax collection systems and continuing budget requirements may increase the likelihood of the imposition of arbitrary or onerous taxes and penalties in the future, which could have a material adverse effect on the business, financial condition and results of operations of INV and LNM Holdings, respectively.

The operating subsidiaries of INV and the operating units of LNM Holdings also receive certain tax benefits (such as net operating losses), which resulted in temporary reductions or limitations on the total tax liability of the relevant operating subsidiary or operating unit.  The loss of these benefits on their scheduled expiration or as a result of a failure to comply with conditions imposed in connection with the acquisition of the relevant operating subsidiary may cause a corresponding increase in the tax liability associated with these operations.

It is possible that taxing authorities in the countries in which INV and LNM Holdings each operate will introduce additional revenue raising measures.  Although it is unclear how these provisions would operate, introduction of any such provisions may affect the overall tax efficiency of INV and LNM Holdings and may result in significant additional taxes becoming payable.  Although INV and LNM Holdings will each undertake to minimize such exposures, neither company can offer any assurance that additional tax exposure will not arise or that any such additional tax exposure could not have a material adverse effect on the business, financial condition and results of operations of INV and LNM Holdings, respectively.

INV and LNM Holdings may face a significant increase in their respective income taxes if tax rates in the jurisdictions in which they operate increase and/or are modified by regulatory authorities in an adverse manner.  This may adversely affect the cash flows, liquidity and ability to pay dividends of INV and LNM Holdings, respectively.  See “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR INV—Review of Operating Results—Year Ended December 31, 2003 compared to Year Ended December 31, 2002—Income Taxes.”

The controlling shareholders of INV and LNM Holdings can appoint the members of the boards of directors of INV and LNM Holdings, respectively, and determine the outcome of shareholder votes

As of the date of this prospectus, the controlling shareholders of INV and LNM Holdings can effect the appointment of the members of the boards of directors of INV and LNM Holdings, respectively, and determine the outcome of any action requiring shareholder approval.  In addition, the controlling shareholders will have the ability to prevent or cause a change in control of INV or LNM Holdings, respectively.

The over-dependence on domestic markets of certain subsidiaries of INV and LNM Holdings may limit the flexibility in managing the businesses of INV and LNM Holdings

Certain subsidiaries of INV and LNM Holdings are currently substantially dependent on the domestic markets in their countries of operation.  While this provides stability to their operations most of the time by building long-term customer relationships, it could also in certain situations have an adverse impact.  A prolonged fall in demand prompted by weak economic or industry conditions may adversely affect financial results, as non-domestic market alternatives may be difficult to find.

Natural disasters could significantly damage the production facilities of INV or LNM Holdings

Natural disasters could significantly damage the production facilities and the general infrastructure of INV or LNM Holdings.  In particular, the regions in which Imexsa’s production facilities and Ispat Karmet are located have in the past experienced earthquakes.  Extensive damage to either facility, or any other major production complexes, whether as a result of an earthquake or other natural disaster, could materially hurt the business, financial condition, results of operations or prospects of INV or LNM Holdings.

The insurance policies of INV and LNM Holdings provide limited coverage, potentially leaving INV and LNM Holdings uninsured against some business risks

The occurrence of an event that is uninsurable or not fully insured could materially affect the financial condition, results of operations and prospects of INV or LNM Holdings.  INV and LNM Holdings maintain comprehensive insurance on all property and equipment in amounts believed to be consistent with industry practices but INV and LNM Holdings may not be fully insured against some business risks.  The insurance policies of INV and LNM Holdings cover physical loss or damage to the property and equipment of INV and LNM Holdings, respectively, on a reinstatement basis arising from a number of specified risks and certain consequential losses, including business interruption arising from the occurrence of an insured event under the policy.  Under these policies, damages and losses caused by certain natural disasters, such as earthquakes, floods and windstorms, are also covered.  Each of the operating subsidiaries of INV and LNM Holdings also maintains various other insurances, such as workmen’s compensation insurance and marine insurance.  Notwithstanding the insurance coverage that INV and LNM Holdings carry, the occurrence of an accident that causes losses in excess of limits specified under the policy, or losses arising from events not covered by insurance policies, could have a material adverse effect on the financial condition of INV or LNM Holdings.

Product liability claims could adversely affect the operations of INV and LNM Holdings

INV and LNM Holdings sell products to major manufacturers of a large number of goods.  Furthermore, the products of INV and LNM Holdings are also sold to, and used in, certain safety-critical applications.  If INV or LNM Holdings were to sell steel that is inconsistent with the specifications of the order or the requirements of the application, significant disruptions to the customer’s production lines could result.  There could also be significant consequential damages resulting from the use of such products.  Both INV and LNM Holdings have a limited amount of product liability insurance coverage and a major claim for damages related to products sold could have a material adverse impact on the financial results of either INV or LNM Holdings, respectively.

Steel companies are subject to stringent environmental regulations, and INV and LNM Holdings may be required to spend considerable amounts of money in order to comply with such regulations

Steel companies have spent, and can be expected to spend in the future, substantial amounts to comply with environmental laws and regulations, which, over time, have become more stringent.  The operations of steel companies are subject to strict environmental laws and regulations in each of the jurisdictions in which they operate.  These laws and regulations govern, generally, air and water pollution, the management and disposal of hazardous substances and the remediation of contamination.  These requirements, or enforcement of these requirements, may become even more stringent in the future.  Failure to comply could result in the assessment of civil and criminal penalties, the suspension of operations and lawsuits by private parties.

Furthermore, the new rules relating to Carbon Emissions Trading in the European Union as well as any new or additional environmental compliance requirements that may arise out of the implementation by different countries of the Kyoto Protocol (United Nations Framework on Climate Change, 1992) may impose new and/or additional rules or more stringent environmental norms that steel companies may have to comply with.  Such requirements may require additional capital expenditures or modifications in operating practices, particularly at steel companies operating in countries that have recently joined the European Union or are scheduled to join the European Union in the near future.  If any of these new rules, regulations, norms or allocations contain major changes or are introduced very rapidly, there could be a significant adverse impact on the business, financial condition, results of operations, cash flows or prospects of INV and LNM Holdings.

Inland is involved in various environmental and other administrative or judicial actions initiated by governmental agencies.  In 1990, Inland was a party to a lawsuit filed by the Environmental Protection Agency (the “EPA”) under the Resource Conservation and Recovery Act.  In 1993, Inland entered into a consent decree, which, among other things, requires the investigation and remediation of the Indiana Harbor Works (the “EPA Consent Decree”).  Corrective actions relating to the EPA Consent Decree may require significant expenditures over the next several years that may be material to the results of operations, the financial position and the liquidity of INV.  At June 30, 2004 and December 31, 2003, Inland’s reserves for environmental liabilities totaled $36.9 million and $36.8 million, respectively, $22.2 million and $22.1 million of which is related to the sediment remediation under the EPA Consent Decree.  See “INV—Regulation and Litigation” and Note 16 to INV’s Consolidated Financial Statements.

In addition, LNM Holdings has agreed to make certain capital expenditures related to environmental matters in connection with its acquisition of certain of its operating units.  See “RISK FACTORS—Risk Factors Related to LNM Holdings’ Business—LNM Holdings has made significant capital expenditures and other commitments in connection with certain acquisitions.”

Cyclicality of the steel industry

The steel industry is highly cyclical and is affected significantly by general economic conditions and other factors such as worldwide production capacity, fluctuations in steel imports/exports and tariffs.  Steel prices are sensitive to a number of supply and demand factors.  Steel markets recently have been experiencing larger and more pronounced cyclical fluctuations.  This trend, combined with the upward pressure on costs of key inputs, mainly metallics and energy, presents an increasing challenge for steel producers.  The key drivers for maintaining a competitive position and good financial performance in this challenging environment are product differentiation, customer service, cost reduction and cash management.

The volatility and the length and nature of business cycles affecting the steel industry have become increasingly unpredictable, and the recurrence of another major downturn in the industry may have a material adverse impact on the business, operations, profits and financial condition of many steel companies.

International trade actions or regulations and trade-related legal proceedings may adversely affect sales, revenues and business in general of steel companies

Many steel companies are international operations with sales spanning many countries, and therefore, their businesses have significant exposure to the effects of trade actions and barriers.  Recently, various countries, including the United States, have instituted, or are contemplating the institution of, trade actions and barriers.

Neither INV nor LNM Holdings can predict the timing and nature of similar or other trade actions by the United States or any other country.  Because of the international nature of the operations of INV and LNM Holdings, the businesses of INV and LNM Holdings may be affected by any trade actions or restrictions introduced by any country in which INV and LNM Holdings sell, or have the potential to sell, their products.  Any such trade actions could adversely affect the business, financial condition, results of operations, cash flows or prospects of INV and LNM Holdings and, depending on the timing, nature and jurisdiction of such actions, such adverse effects could be material.

In addition to the more general trade barriers described above, if any steel company were party to a regulatory or trade-related legal proceeding that was decided adversely to such company, or an operating subsidiary thereof, it could adversely affect the business, financial condition, results of operations, cash flows or prospects of such company.  See “INV—Regulation and Litigation” and Note 16 to INV’s Consolidated Financial Statements.

Steel companies are susceptible to changes in governmental policies and international economic conditions

Governmental, political and economic developments relating to inflation, interest rates, taxation, currency fluctuations, social or political instability, diplomatic relations, international conflicts and other factors may adversely affect the business, financial condition, results of operations, cash flows or prospects of international steel companies.  Neither INV nor LNM Holdings has, and neither currently intends to obtain, political risk insurance in any country in which it conducts its business.

Significant expenditures and senior management time may be required with respect to the internal controls of INV and LNM Holdings to ensure compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 when the regulations of the U.S. Securities and Exchange Commission thereunder come fully into effect

Section 404 of the Sarbanes-Oxley Act and the regulations of the U.S. Securities and Exchange Commission thereunder, upon becoming effective, will require senior executive and senior financial officers of INV and LNM Holdings to assess on a regular basis the internal controls for financial reporting, evaluate the effectiveness of such internal controls and disclose any material weaknesses in such internal controls.  The external auditors of INV and LNM Holdings will also be required to provide an attestation of management’s evaluation.  The rules regarding management’s report on internal controls and attestation will apply to INV and LNM Holdings from the fiscal year ending December 31, 2005.

THE COMBINED COMPANIES’ STRATEGY

Following the acquisition of LNM Holdings, our strategy will be to enhance long-term shareholder value by continuously strengthening our position as the most efficient, high quality steel producer and by leveraging and expanding our global position and operational integration.

Our strategy includes the following key elements:

•                  Leverage our Global Position.  Our position as one of the largest and most global steel producers in the world(7) will provide opportunities to achieve operational synergies and cost savings;

•                  Organic Growth.  We will continue to examine and pursue opportunities to improve the operating performance of our facilities and to enhance our low cost production capabilities and our capacity for producing higher value-added products.  This will be accomplished by targeted market and product development, focused capital expenditures and careful cost management;

•                  Increased Vertical Integration.  We believe that as an integrated steel producer, we benefit from being able to control key inputs in our steelmaking business.  We intend to become increasingly self-sufficient with respect to the supply of raw materials by acquiring or increasing our holdings of iron ore and coking coal reserves;

•                  Leverage Group-Wide Procurement Synergies.  In addition to our efforts to increase our self-sufficiency in raw materials and supplementary materials, we will seek to develop and secure the highest quality and cost competitive supply base as well as sourcing alternatives from national, regional and global suppliers.  We will pursue these objectives by adopting regional and global procurement strategies, to be executed on either a local or a centralized basis as appropriate;

•                  Strengthen our Leading Market Positions and Reputation for Quality.  Over the years, we have built strong customer franchises in a number of markets and products.  We intend to continue partnering with key customers in research and development efforts and in assisting them with their product design initiatives.  We believe this helps ensure strong, long-term customer relationships and enables us to produce and sell a broader range of higher quality steel products and create long-term growth opportunities;

•                  Sustain an Investment Grade Profile.  We will strive to maintain a solid financial standing during all phases of the business cycle, as it enables us to achieve our objectives and provides us with the financial flexibility to make attractive investments and acquisitions, without creating operational constraints; and

•                  Create a World Class, Learning Business Environment that Encourages Talent Development.  Our people are critical to our success, and they are some of the most talented in the industry.  Knowledge integration and continuous improvement lie at the heart of our management philosophy, and we will always strive to identify, nurture and incentivize the best talent within the company.

(7)                                  Source:  International Iron and Steel Institute Report, “World Steel in Figures 2004.”

INDUSTRY OVERVIEW

Steel-Making Process

Historically, primary steel producers have been divided into “integrated” and “mini-mill” producers.  Over the past few decades, a third type of steel producer has emerged that combines the strengths of both the integrated and the mini-mill processes and they are referred to as “integrated mini-mill producers.”

Integrated Steel Making

In integrated steel production, coal is converted to coke in a coke oven, and then combined in a blast furnace with iron ore and limestone to produce pig iron, which is subsequently combined with scrap in a converter, which is generally a basic oxygen or tandem furnace, to produce raw or liquid steel.  Once produced, the liquid steel is metallurgically refined and then transported to a continuous caster for casting into a slab, which is then further shaped or rolled into its final form.  Various finishing or coating processes may follow this casting and rolling.  Recent modernization efforts by integrated steel producers have focused on cutting costs through eliminating unnecessary production steps, reducing manning levels through automation, and decreasing waste generated by the process.  In recent years, integrated steel production has declined as a proportion of total steel production due to the high costs of building, operating and maintaining integrated steel operations, including lost production time associated with periodic blast furnace relinings.  This reduction in integrated production capacity has increased the market share of the remaining producers of the highest value-added products that require the cleanest steel.

Mini-Mills

A mini-mill employs an electric arc furnace to directly melt scrap and/or scrap substitutes such as direct reduced iron, thus entirely replacing all of the steps up to and including the energy-intensive blast furnace.  A mini-mill incorporates the melt shop, ladle metallurgical station, casting, and rolling into a unified continuous flow.  Mini-mills are generally characterized by lower costs of production and higher productivity than integrated steel makers.  These attributes are due in part to the lower capital costs and lower operating costs resulting from the streamlined melting process and more efficient plant layouts of mini-mills.  The quality of steel produced by mini-mills is primarily limited by the quality of the metallic raw materials used in liquid steel making, which is affected by the limited availability of high-quality scrap or virgin ore-based metallics for use in the electric arc furnaces.  Mini-mills are substantially dependent on scrap, which in recent years has been characterized by price volatility, generally rising prices and limited availability from time to time.

Integrated Mini-Mills

Integrated mini-mills are mini-mills that produce their own metallic raw materials consisting of high quality scrap substitutes, such as direct reduced iron.  Unlike most mini-mills, integrated mini-mills are able to produce steel with the quality of an integrated producer, since scrap substitutes such as direct reduced iron are derived from virgin iron ore, which has fewer impurities.  The internal production of scrap substitutes as the primary metallic feedstock provides integrated mini-mills with a competitive advantage over traditional scrap-based mini-mills by insulating the integrated mini-mills from dependence on scrap, which is generally more expensive and has been subject to price volatility, generally rising prices and limited availability from time to time.  The internal production of metallic feedstock also enables integrated mini-mills to reduce handling and transportation costs.  The high percentage use of scrap substitutes such as direct reduced iron also allows the integrated mini-mills to take advantage of periods of low scrap prices by procuring a wide variety of lower-cost scrap grades, which can be blended with the higher-purity direct reduced iron charge.  Because the production of direct reduced iron involves the use of significant amounts of natural gas, integrated mini-mills are more sensitive to the price of natural gas than mini-mills using scrap.

Products

Steel makers primarily produce two types of steel products, flat-rolled and long.  Flat-rolled products, such as sheet or plate, are produced from semi-finished slabs.  Long products, such as bars, rods and structural shapes, are rolled from blooms and/or billets.

Flat Products

Slab.  A slab is a semi-finished steel product obtained by rolling ingots on a rolling mill or processing them through a continuous caster and cutting them into various lengths.  A slab has a rectangular cross section and is used as a starting material in the production process of other flat products (e.g., hot rolled sheet).

Hot-Rolled Sheet.  Hot-rolled sheet is minimally processed steel that is used in the manufacture of various non-surface critical applications, such as automobile suspension arms, frames, wheels, and other unexposed parts in auto and truck bodies, agricultural equipment, construction products, machinery, tubing, pipe and guard rails.  All flat-rolled steel sheet is initially hot-rolled, a process that consists of passing a cast slab through a multi-stand rolling mill to reduce its thickness to less than 12 millimeters.  Flat-rolled steel sheet that has been wound is referred to as “coiled.”

Cold-Rolled Sheet.  Cold-rolled sheet is hot-rolled sheet that has been further processed through a pickle line, which is an acid bath that removes scaling from steel’s surface, and then successively passed through a rolling mill without reheating until the desired gauge, or thickness, and other physical properties have been achieved.  Cold rolling reduces gauge and hardens the steel and, when further processed through an annealing furnace and a temper mill, improves uniformity, ductility and formability.  Cold rolling can also impart various surface finishes and textures.  Cold-rolled steel is used in exposed steel applications that demand higher surface quality or finish, such as exposed automobile and appliance panels.  As a result, the prices of cold-rolled sheet are higher than the prices of hot-rolled sheet.  Typically, cold-rolled sheet is coated or painted prior to sale to an end-user.

Coated Sheet.  Coated sheet is cold-rolled steel that has been coated with zinc to render it corrosion-resistant and to improve its paintability.  Hot-dipped galvanized, electro-galvanized and aluminized products are types of coated sheet.  These are also the highest value-added sheet products because they require the greatest degree of processing and tend to have the strictest quality requirements.  Coated sheet is used for many applications, often where exposed to the elements, such as automobile exteriors, major household appliances, roofing and siding, heating and air conditioning equipment, air ducts and switch boxes, as well as in certain packaging applications, such as food containers.

Long Products

Bars.  Bars are long steel products that are rolled from billets.  Merchant bar and reinforcing bar (rebar) are two common categories of bars.  Merchant bars include rounds, flats, angles, squares, and channels that are used by fabricators to manufacture a wide variety of products such as furniture, stair railings, and farm equipment.  Rebar is used to strengthen concrete in highways, bridges and buildings.

Billets / Blooms.  Billets and blooms are semi-finished steel products.  Billets generally have square cross sections up to 155 millimeters x 155 millimeters, and blooms have square cross sections generally greater than 155 millimeters x 155 millimeters.  These products are either rolled or continuously cast and is used for further processing by rolling to produce finished products like wire rod, bars and other sections.

Special Bar Quality (“SBQ”).  SBQ steel is the highest quality steel long product, and is typically used in safety-critical applications by manufacturers of engineered products.  SBQ steel must meet specific applications’ needs for strength, toughness, fatigue life and other engineering parameters.  SBQ steel is the only bar product that typically requires customer qualification, and is generally sold under contract to long-term customers.  End-markets are principally the automotive, heavy truck and agricultural sectors, and products made with SBQ steel include axles, crankshafts, transmission gears, bearings and seamless tubes.

Wire Rods.  Wire rod is ring-shaped coiled steel with diameters ranging from 5.5 to 42 millimeters.  Wire rod is used in the automotive, construction, welding and engineering sectors.

Wire Products.  Wire products include a broad range of products produced by cold reducing wire rod through a series of dies to improve surface finish, dimensional accuracy and physical properties.  Wire products are used in a variety of applications such as springs, concrete wire, electrical conductors and structural cables.

Seamless Tube.  Seamless tubes have outer dimensions of approximately 25 to 508 millimeters.  They are produced by piercing solid steel cylinders in a forging operation in which the metal is worked from both the inside as well as the outside.  The final product is a tube with uniform properties from the surface through the wall and from one end to the other.

Welded Pipes and Tubes.  Welded pipes and tubes are manufactured from steel sheet that is bent into a cylinder and welded either longitudinally or helically.

Direct Reduced Iron

Direct reduced iron is iron produced by a direct reduction process that removes the oxygen from the iron ore without melting it.  Direct reduced iron is used as feedstock for electric arc furnaces and is a high quality substitute for scrap.

INV

History and Development of INV

INV is a public limited liability company incorporated under the laws of The Netherlands on May 27, 1997, to hold various steel and steel-related companies that were contributed or transferred to INV by its controlling shareholder in connection with a reorganization that was consummated in July 1997.

The registered offices of INV are located at 15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands.  The telephone number of the registered offices is +31 10 217 8800.  INV is registered at the Commercial Register in Rotterdam under number 24275428.

We are the world’s eleventh largest steel producer based on 2003 shipments,(8) with steel-making operations in six countries.  Our operating philosophy embraces both integrated mini-mill and blast furnace processes for steel making.  Our steel shipments have increased from 1.5 million tons in 1992 to 15.2 million tons in 2003.  In 2003, our consolidated sales, operating income and net income were $5,441 million, $151 million and $66 million, respectively.

We have grown through a series of acquisitions and by improving the operating performance of each acquired facility, through focused capital expenditure programs and implementation of improved management practices, resulting in increases in production and shipment of steel products, reduction in cash costs of production and increases in productivity.  Our aggregate capital expenditures were approximately $164 million, $108 million and $97 million during 2003, 2002 and 2001 respectively.  Since 2000, we have not made any significant acquisitions.

Recent Developments

On November 15, 2004, Standard & Poor’s Ratings Services raised its long-term corporate credit ratings for INV to “BBB” from “BB-”, with a positive outlook.  At the same time Standard & Poors raised the debt ratings on Inland and IEG to “BBB” from “BB-”, with a positive outlook.

On October 27, 2004, Moody’s Investors Service placed all ratings of INV and IEG under review with a positive outlook.

On October 25, 2004, INV announced that its board of directors had approved the ISG Merger.  ISG is one of the largest integrated steel producers in North America (9) and, since being formed in 2002, has grown rapidly by acquiring the steel making assets of LTV, Acme Steel and Bethlehem Steel, among others.

The ISG Merger is subject to approval by the shareholders of ISG and INV, as well as regulatory approvals and satisfaction of other customary closing conditions.  In addition, the ISG Merger is subject to the completion of the acquisition of LNM Holdings by INV.  INV expects that the ISG Merger will be completed in the first quarter of 2005.  See “RECENT DEVELOPMENTS.”

Business Overview

We have a high degree of both product and geographic diversification.  We produce a broad range of finished and semi-finished steel products that include hot-rolled sheet, cold-rolled, electro-galvanized and coated steels, bars, wire rods, wire products, pipes, billets, blooms and slabs.  Our plants manufacture steel products to various specifications, including many difficult and technically sophisticated ones; and they sell these products to customers for use in a number of high-end applications.  During 2003, we shipped our products to over 80 countries worldwide, with our largest markets in North America and Europe.  See “INV—Products.”  We conduct our

(8)                                  Source:  International Iron and Steel Institute Report, “World Steel in Figures 2004.”

(9)                                  Source:  International Iron and Steel Institute Report, “World Steel in Figures 2004.”

business through our subsidiaries operating in six countries.  Most of these operations are strategically located with access to on-site deep-water port facilities, which allow for cost-efficient import of raw materials and export of steel products.  During 2003, we had approximately 15,000 employees.

The following tables set forth our operations in our geographic areas of operation:

Operating Subsidiary	Product Category	Production Process	2003 Steel Shipments
			(thousand tons)
Americas

	Flat / Long	Mini-mill, integrated mini-mill, basic oxygen furnace	11,608

Europe
	Flat / Long	Mini-mill, integrated mini-mill, basic oxygen furnace	3,554
Total			15,162

(All amounts in $ millions)	America	Europe	Rest of World	Others & Eliminations	Consolidated
Year Ended December 31, 2001
Sales to unaffiliated customers	3,535	1,249	1	(299)	4,486
Net sales	3,404	1,172	1	(299)	4,278
Operating income	(166)	44	—	(72)	(194)
Depreciation	162	12	—	3	177
Capital expenditures	73	25	—	(1)	97
Total assets at December 31, 2001 (year end)	5,945	593	—	(1,225)	5,313

Year Ended December 31, 2002
Sales to unaffiliated customers	4,066	1,383	4	(564)	4,889
Net Sales	3,918	1,288	4	(564)	4,646
Operating income	149	31	—	(38)	142
Depreciation	159	14	—	4	177
Capital expenditures	81	26	—	1	108
Total assets at December 31, 2002 (year end)	6,017	828	—	(1,333)	5,512

Year Ended December 31, 2003
Sales to unaffiliated customers	4,239	1,566	33	(397)	5,441
Net Sales	4,085	1,473	33	(397)	5,194
Operating income	133	26	—	(8)	151
Depreciation	163	17	—	3	183
Capital expenditures	142	22	—	—	164
Total assets at December 31, 2003 (year end)	6,104	1,085	—	(1,554)	5,635

Products

We have a high degree of product diversification.  Our plants produce a broad range of finished and semi finished steel products that include hot rolled sheet, cold rolled, electro galvanized and coated steels, bars, wire rods, wire products, pipes, billets, blooms and slabs.  Our plants manufacture steel products of different specifications, including many difficult and technically sophisticated ones, and they sell these products to demanding customers for use in a number of high-end applications.

Our principal products currently include:

•                  direct reduced iron;

•                  semi-finished flat products such as slabs;

•                  finished flat products such as hot and cold-rolled and hot dipped and electro galvanized steels;

•                  semi-finished long products such as blooms and billets; and

•                  finished long products such as bars, wire rods and wire products.

In 2003, we remained the world’s largest producer of direct reduced iron with total production of 7.2 million tonnes.  Direct reduced iron enables INV to control the quality and consistency of its metallic input, which is essential to ensure uniform high quality of the finished products.  It has historically given INV a cost advantage compared to scrap.

The following table sets forth our total production of direct reduced iron, and our total shipments of flat and long products in 2003 by major product category:

	Americas	Europe	Total

Direct reduced iron production (tonnes)	6,637	565	7,202
Flat products shipments (tons)
Semi-finished	3,877	—	3,877
Finished	5,381	—	5,381
Long products shipments (tons)
Semi-finished	309	872	1,181
Finished	2,042	2,682	4,724
Total steel products	11,608	3,554	15,162

Raw Materials

Our principal raw materials are iron ore fines, iron ore pellets, scrap, alloys and coke.

Our main suppliers for iron ore include Companhia Vale do Rio Doce and MineraAoes Brasileiras Reunidas S.A. in Brazil, Shougang Hierro Peru S.A in Peru, Corporacion Venezolana de Guyana in Venezuela and Quebec Cartier Mining Co. in Canada.  In addition, we obtain a portion of our iron ore from the Minorca and Empire mines in the United States and iron ore pellets from Consorcio Minero Benito Juarez Pena Colorada, S.A. de CV (“Pena Colorada”) in Mexico.  Minorca mine is 100% owned by Inland and Inland also has a 21% interest in Empire mine.  Imexsa holds a 50% equity interest in Pena Colorada.  We normally procure our scrap locally, from suppliers with proximity to our operating plants.

Metallurgical coke is only used at Inland.  Like many other steel industry raw materials the market for coke has also been affected by the developments in the Chinese market.  Rapidly rising demand for coke combined with port congestion in the Far East has created an extremely challenging market situation, affecting both availability and prices.

Management

The Chairman and Chief Executive Officer of INV is Mr. Lakshmi N. Mittal.  Mr. Mittal’s vision and his ability to guide INV in its formulation and execution of appropriate business strategies to meet the challenges of an increasingly dynamic industry and business environment, has helped us to emerge as a world leader in steel production utilizing the integrated mini-mill and blast furnace processes, with a strong manufacturing base in the North American Free Trade Agreement (“NAFTA”) region and Europe.

Local management operates each operating subsidiary with assistance from our corporate management team.  Each operating subsidiary maintains its own manufacturing, engineering and commercial staff who implement our business strategy on a daily basis.  In addition, we have a corporate management team that assists our operating subsidiaries at a strategic level.  Within corporate management there are specialized and experienced executives in fields such as finance, marketing, purchasing, operations, shipping, human resources, communications, internal assurance, strategic planning, technology and law.

In conjunction with LNM Holdings, we implement our Knowledge Management Program (“KMP”).  KMP are intended to develop, share and utilize the knowledge and experience of both INV and LNM Holdings in order to accelerate improvements in business performance.  KMP seeks to build, share and utilize knowledge and experience to accelerate improvement in business performance.  KMP are quality, cost and efficiency improvement programs designed to allow each operating subsidiary to benefit from the best practices utilized by other operating subsidiaries.  KMP includes meetings between senior and middle level managers at the various operating subsidiaries to share technical and operating experiences and expertise, coordinate activities and to receive updates as to technical and commercial developments and company-wide practices, as well as focused technical efficiency programs, undertaken on a centralized basis.  We believe that KMP contributes to reducing procurement and conversion costs through bulk purchasing and improving overall profitability and operating efficiencies through mutual assistance.

Marketing and Sales

Our marketing strategy is to work with our customers on product development to meet their present and future requirements while utilizing our assets in the most efficient and profitable manner.  We focus our efforts on providing solutions to our customers to reduce their costs and becoming their preferred supplier of high quality steel products.

The large majority of our products are sold directly to customers through our own sales force.  A small proportion is sold to intermediate international traders.

Organizational Structure

INV is a holding company with no business operations of its own.  All of our significant subsidiaries are wholly owned by INV, indirectly through intermediate holding companies.  The following chart represents the operational structure, and not the legal or ownership structure, of INV.

*                 Each of these companies accounts for 10% or more of the net sales of INV.

The following table sets forth the registered office of each significant subsidiary.

Subsidiary	Registered office

Ispat Inland Inc.	3210 Watling Street
East Chicago, IN 46312
U.S.A.

Ispat Mexicana, S.A. de C.V.	Fco. J. Mújica No. 1-B
Apartado Postal No. 19-A
Cd. Lázaro Cárdenas Mich.
C.P. 60950
México

Ispat Sidbec Inc.	4000 route des Aciéres
Contrecoeur (Québec)
J0L 1C0
Canada

Caribbean Ispat Limited	Mediterranean Drive
Point Lisas
Couvas
Trinidad and Tobago

Ispat Europe Group S.A.	34-38 Avenue de la Liberté
L-1930 Luxembourg
Luxembourg

Property, Plant and Equipment

Our principal operating subsidiaries are Inland, Imexsa, Sidbec, CIL and IEG.  In addition, we conduct operations through other subsidiaries and affiliates.  All of our operating subsidiaries are wholly owned by INV through intermediate holding companies.

Certain of INV’s assets are encumbered in favor of our lenders.  See Note 8 to our Consolidated Financial Statements.

Ispat Inland Inc. (“Inland”)

General

Inland is the fourth largest integrated producer of steel in the United States, with shipments of 5.3 million tons in 2003.  Inland was established in 1893 and produces and sells a wide range of steel products, largely carbon and high-strength low-alloy steel grades, in flat-rolled and bar forms.

Flat products generated 89% of Inland’s 2003 revenue.  This division manufactures and sells hot-rolled, cold-rolled, coated and galvanized steel sheets used in various applications including automotive, steel service center, appliance, office furniture and electrical motor markets.  Inland’s flat products division also manages Inland’s iron ore and iron-making operations, and produces the major portion of its raw steel requirements.  Inland is one of the leading producers in the United States of automotive sheet, the highest value-added flat-rolled carbon steel product, and the largest supplier of steel to the appliance market.  Over 80% of Inland’s flat-rolled steel revenues are generated by value-added cold-rolled or coated steels.  Nearly all of Inland’s steel products are made to fill specific orders due to the unique chemistry, surface quality, and width and gauge requirements of our customers.

Inland’s bar division generated 11% of Inland’s 2003 revenue, and manufactures and sells a variety of bar products, including SBQ to the automotive industry directly, as well as to forgers and cold finishers, and also to heavy equipment manufacturers and steel service centers.  SBQ steel is used by our customers in the automotive, agricultural and transportation industries, among others, to manufacture products such as axles and bearings.

All raw steel made by Inland is produced at its Indiana Harbor Works located in East Chicago, Indiana.  The property on which this plant is located, consisting of approximately 1,900 acres, is held by Inland in fee.  The basic production facilities of Inland at its Indiana Harbor Works consist of blast furnaces for making iron; basic oxygen and electric furnaces for making steel; a continuous billet caster, a continuous combination slab/bloom caster and two continuous slab casters; and a variety of rolling mills and processing lines that produce finished steel mill products.  A continuous annealing line and slitting equipment are leased by Inland.  Inland has granted the PBGC a lien upon the caster facility to secure the payment of future pension funding obligations.  Substantially all of the remaining property, plant and equipment at the Indiana Harbor Works, other than the Caster Facility and leased equipment, is subject to the lien of the First Mortgage of Inland dated April 1, 1928, as amended and supplemented.  The Indiana Harbor Works is also subject to a second lien in favor of the United Steelworkers of America to secure a post-retirement health benefit.

I/N Tek, a partnership in which a subsidiary of Inland owns a 60% interest, has constructed a 1.7 million ton annual production capacity cold-rolling mill on approximately 200 acres of land, which it owns in fee, located near New Carlisle, Indiana.  Substantially all the property, plant and equipment owned by I/N Tek is subject to a lien securing related indebtedness.  The I/N Tek facility is adequate to serve the present and anticipated needs of Inland planned for such facility.

I/N Kote, a partnership in which a subsidiary of Inland owns a 50% interest, has constructed a one million ton annual production capacity steel galvanizing facility on approximately 25 acres of land, which it owns in fee, located adjacent to the I/N Tek site.  Substantially all the property, plant and equipment owned by I/N Kote is subject to a lien securing related indebtedness.  The I/N Kote facility is adequate to serve the present and anticipated needs for galvanized products of Inland planned for such facility.

PCI Associates (“PCI”), a partnership in which a subsidiary of Inland owns a 50% interest, has constructed a pulverized coal injection facility on land located within the Indiana Harbor Works.  Inland leases PCI Associates the land upon which the facility is located.  A 50% undivided interest in substantially all of the property, plant and equipment at the PCI facility is subject to a long-term lease, with the balance of the PCI facility owned by PCI Associates.  The PCI facility is adequate to serve the present and anticipated needs of Inland planned for such facility.

Inland owns property at the Indiana Harbor Works used in connection with a joint coke and energy production project with Sun Coal Company and Primary Energy LLC.

A subsidiary of Inland owns a fleet of 350 coal hopper cars (100-ton capacity each) used in unit trains to move coal and coke to the Indiana Harbor Works.  Inland time-charters three vessels for the transportation of iron ore and limestone on the Great Lakes.  During 1998, Inland transferred ownership of such vessels to a third party subject to a lien in favor of the PBGC on the vessels to secure the payment of future pension funding obligations.  Such equipment is adequate, when combined with purchases of transportation services from independent sources, to meet the present and anticipated transportation needs of Inland.

Inland also owns and maintains research and development laboratories in East Chicago, Indiana.  Such facilities are adequate to serve its present and anticipated needs.

Production Facilities

The following table sets forth a general description of Inland’s principal production units.

Facility	Capacity (per year)	Production (2003)
3 blast furnaces	5.7 million tons of hot metal	4.2 million tons
2 basic oxygen furnaces	5.9 million tons of liquid	4.7 million tons
3 slab and bloom casters	5.6 million tons	4.6 million tons
80” Hot strip mill	6.0 million tons	5.1 million tons
Cold rolling mill:
2 continuous pickle lines	3.1 million tons	2.4 million tons
56” and 80” tandem mill	3.7 million tons	2.4 million tons
Continuous annealing facilities	457,000 tons	304,000 tons
Batch annealing facility	1.7 million tons	1.6 million tons
3 temper rolling mills	2.9 million tons	2.1 million tons
5 finishing lines	2.1 million tons	1.7 million tons
3 coating lines	928,000 tons	750,000 tons
1 electric arc furnace	610,000 tons of liquid steel	372,000 tons
1 continuous billet caster	800,000 tons	359,000 tons
12” bar mill	700,000 tons	522,000 tons

Ispat Mexicana, S.A. de C.V. (“Imexsa”)

General

Imexsa is the largest steel producer in Mexico, and it is the world’s largest supplier of slabs to the merchant market.  Slabs are purchased both by steel manufacturers without primary steel making facilities and by steel manufacturers with either a temporary or permanent reliance on external sources for a portion or all of their needs.  Imexsa’s product line mainly caters to high-end applications of its customers.

Imexsa utilizes direct reduced iron as its primary metallic input for virtually all of its production.  Imexsa operates a pelletizer plant, two direct reduced iron plants, an electric arc furnace-based steel making plant and continuous casting facilities.  Imexsa has advanced secondary metallurgical capabilities, including ladle refining, vacuum degassing and calcium silicon injection, which permit it to produce higher quality slabs that are used for specialized steel applications in the automotive, line pipe manufacturing, shipbuilding and appliance industries.

Imexsa’s production facilities are located on 1,075 acres adjacent to a major deep-water port in Lazaro Cardenas, Michoacan, Mexico, through which most of its slabs are shipped for export and its raw materials are received.  The port is the largest bulk material handling port in Mexico and the second largest bulk material handling port in Latin America.  The port includes a metals and minerals wharf with three berths, operated by our joint venture, Corporacion del Balsas, S.A. de C.V. (“Corporacion del Balsas”), under a concession from the Mexican government, which expires in 2014, and a multipurpose terminal berth operated by Imexsa, which currently accepts vessels up to Handymax size.  Imexsa operates the multipurpose terminal berth under a concession from the Mexican government, which expires in 2010.

During 2003, Imexsa received re-certification for QS 9000 through 2006 (previously obtained in 1999 and valid through 2003) and holds several certifications for manufacturing customer specific shipbuilding grades of steel.  Some of the value-added products developed in 2003 were heat-treatment grades for plate manufacturing, oil country tubular goods, high chromium grade for oil exploration applications and also for the gas transportation industry.  As part of moving up the value chain, Imexsa has invested $13.6 million in a Ruhrstahl Heraeus Top Lance (“RHTL”) plant.  The new plant, which commenced operations in October 2004, will enable it to produce up to 1.0 million tons of ultra low carbon interstitial free steel mainly for the automobile segment.  Imexsa (through an affiliate) is also constructing an oxygen gas plant, in which it is investing $10.5 million and which is expected to be operational by the end of January 2005.  Since its inception, Imexsa has been an export-focused company.  In 2003, approximately 71% of Imexsa’s slabs were exported to finished steel product manufacturers in China, Germany, Korea, Thailand and the United States through the dedicated deep-water port facilities located adjacent to its production complex in Lazaro Cardenas, on Mexico’s Pacific coast.

In addition to its core steel-making facilities, Imexsa holds a 50% equity interest in Pena Colorada, an iron ore mining and pelletizing company.  This joint venture is implementing an expansion program that is expected to increase its capacity by 0.5 million tonnes, to 4.0 million tonnes of pellets by the fourth quarter of 2004, of which Imexsa’s share is 50%.  Imexsa also has strategic interests in several other ancillary companies, which provide significant benefits.  These include:

•                  a 50% interest in Corporacion del Balsas, which manages captive port facilities for handling raw materials;

•                  a 50% interest in Servicios Siderurgicos Integrados, S.A. de C.V., which provides various products such as industrial gas and services to Imexsa, at its cost of producing these services; and

•                  50% interest in Cal del Balsas, S.A. de C.V., which produces lime products.

Production Facilities

The following table sets forth a general description of Imexsa’s principal production units:

Facility	Capacity (per year)	Production (2003)
Pelletizer plant	4.0 million tonnes of pellets	3.2 million tonnes
Direct reduced iron plant	2.4 million tonnes of direct reduced iron	2.0 million tonnes
Direct reduced iron plant	1.7 million tonnes of direct reduced iron	1.5 million tonnes
4 electric arc furnaces	4.0 million tons of liquid steel	3.3 million tons

Facility	Capacity (per year)	Production (2003)
2 continuous casters	3.8 million tons of slabs	3.1 million tons
Thermal power station	40 megawatts (two 20-megawatt units)	88.24 million kwg

Ispat Sidbec Inc. (“Sidbec”)

General

Sidbec is the fourth largest steelmaker in Canada, based on 2003 shipments of approximately 1.6 million tons of finished steel products.  Sidbec manufactures a wide range of steel products, including hot, cold and galvanized sheet, wire rods, bar and pipe products, and markets these products primarily in Canada and the United States.  Sidbec is currently the only Canadian steelmaker utilizing internally produced direct reduced iron as the primary raw material for steel making.

Production Facilities

Sidbec’s facilities are located in the Province of Quebec on approximately 1,050 acres of land in Contrecoeur, 100 acres in Longueuil and 23 acres in Montreal.  The following table sets forth a general description of Sidbec’s principal production facilities.

Facility	Capacity (per year)	Production (2003)
2 direct reduced iron plants	1.5 million tonnes of direct reduced iron	503,000 tonnes
2 electric arc furnaces	1.8 million tons of liquid steel	1.7 million tons
1 continuous caster	900,000 tons of slabs	800,000 tons
1 six-strand billet caster	900,000 tons of billets	800,000 tons
Hot strip mill	683,000 tons of hot bands	640,000 tons
Cold rolling mill:
Pickling line	470,000 tons	430,000 tons
2 cold-rolling mills	470,000 tons	379,000 tons
19 annealing furnaces	330,000 tons	261,000 tons
1 temper mill	330,000 tons	261,000 tons
2 rod and bar mills	860,000 tons of rods and bars	718,000 tons
1 pipe mill	109,000 tons of pipe	76,000 tons

Caribbean Ispat Limited (“CIL”)

General

CIL, located in Trinidad and Tobago, is the largest steelmaker in the Caribbean, based on 2003 shipments of one million tons of steel products.  CIL operates direct reduced iron plants, an electric arc furnace-based steel-making plant, continuous casting facilities and a high-speed rolling mill.  CIL produces wire rods for use in a wide range of industrial applications, including the manufacture of welding electrodes, cables, chains, springs, fasteners, wire strands and wire ropes, pre-stressed concrete strands, tire beads, as well as in the construction industry.  In 2003, substantially all of CIL’s wire rod shipments were exported, primarily to steel fabricators in South and Central America, the Caribbean and the United States.  CIL is also a significant producer, exporter, and user of direct reduced iron.

Production Facilities

CIL’s facilities are located on approximately 260 acres at the Point Lisas Industrial Complex in Point Lisas, Couva, Trinidad and Tobago.  CIL leases the property on which the facilities are located from Point Lisas Industrial Port Development Company (“PLIPDECO”).  On February 12, 1996, CIL and PLIPDECO entered into a lease agreement extending the terms of the lease of such property until April 10, 2038.  The following table and discussion set forth a general description of CIL’s principal production facilities.

Facility	Capacity (per year)	Production (2003)(1)
2 direct reduced iron plants	1.3 million tonnes of direct reduced iron	965,000 tonnes
	1.4 million tonnes of direct reduced iron	1,310,000 tonnes
2 electric arc furnaces	1.2 million tons of liquid steel	1,029,000 tons
2 continuous casters	1.1 million tons of billets	988,000 tons
1 rod mill	810,000 tons of wire rods	706,000 tons

(1)          Production facility details include the production numbers for each step in the steel making process.  Output from one step in the process is used as input in the next process.  Hence, the summation of production numbers will not give the quantity of saleable finished steel products.

CIL’s production facilities are located adjacent to a dedicated deep-water dock facility near the waterfront of the Gulf of Paria.  CIL operates the facility, which is leased from National Energy Corporation of Trinidad and Tobago Limited through 2015, for the receipt and dispatch of various raw materials, consumables and finished products.  The berth of the dock facility has a service length of about 450 yards and a depth of 45 feet.  The primary imported materials received at the dock are iron ore pellets and limestone.

Ispat Europe Group S.A. (“IEG”)

IEG is the holding company of all our operating subsidiaries in Europe.  The principal steel making operations are in Hamburg, Germany, Duisburg, Germany and Unimetal, France.  The principal products are wire rods, bars, billets and blooms.  IEG is the largest producer of high quality wire rods in Europe.  In addition, it has a number of downstream facilities in Belgium, France, Germany, Italy and the United Kingdom.  The downstream business is one of the largest in Europe.  The products include wires for various applications, including springs, elevator ropes, hoisting ropes, wire mesh and bright drawing bars.

Principal Production Facilities

Facility	Capacity (per year)	Production (2003)
1 direct reduced iron plant	600,000 tonnes	565,000 tonnes
2 electric arc furnaces	2,800,000 tons of liquid steel	2,200,000 tons
4 continuous casters	6,300,000 tons of billets/blooms	3,525,000 tons
2 billet rolling mills	2,000,000 tons of billets	1,147,600 tons
3 wire rod mills	2,992,000 tons of wire rods	2,098,200 tons

Regulation and Litigation

Government Regulation

INV is subject to government regulation, as set forth in “Risk Factors Related to INV’s and LNM Holdings’ Businesses—International trade actions or regulations and trade-related legal proceedings may adversely affect sales, revenues and business in general of steel companies,” “—Steel companies are subject to stringent environmental regulations, and INV and LNM Holdings may be required to spend considerable amounts of money in order to comply with such regulations” and “—Steel companies are susceptible to changes in governmental policies and international economic conditions” and “Litigation,” below.

Litigation

In addition to the matters discussed below, INV is party to various legal actions arising in the ordinary course of business.  INV does not believe that the adverse determination of any such pending routine litigations, either individually or in the aggregate, will have a material adverse affect on results of operations, its financial condition or cash flows.

Ispat Inland Inc. (“Inland”)

In 1990, Inland was party to a lawsuit filed by the EPA under the Resource Conservation and Recovery Act.  In 1993, Inland entered into the EPA Consent Decree, which, among other things, requires the investigation and remediation of the Indiana Harbor Works.  At June 30, 2004 and December 31, 2003, Inland’s reserves for environmental liabilities totaled $36.8 million and $36.8 million, respectively, $22.2 million and $22.1 million of which is related to the sediment remediation under the EPA Consent Decree.

On September 15, 2003, Inland entered into a settlement agreement with Ryerson Tull, pursuant to which Ryerson Tull paid Inland $21 million to release Ryerson Tull from various environmental and other indemnification obligations arising out of the sale by Ryerson Tull of Inland to INV in 1998.  The $21 million received from Ryerson Tull was paid into Inland’s pension plan, and went to reduce the amount of a Ryerson Tull guaranty/letter of credit provided to the PBGC upon the sale of Inland.  Inland also agreed with Ryerson Tull to, among other things, make specified monthly contributions to Inland’s pension plan totaling $29 million over the 12-month period beginning January 2004, thereby eliminating, by the end of such year, the obligation of Ryerson Tull to provide the continuing guaranty and letter of credit to the PBGC, which guaranty/letter of credit Inland had previously committed to take all necessary action to eliminate.  On September 15, 2004, Inland contributed the remaining $29 million.  In addition, Inland committed to reimburse Ryerson Tull for the cost of the letter of credit to the PBGC, and to give Ryerson Tull one-third of any proceeds that may become payable in connection with the Natural Resource Damages Act (the “NRDA”) settlement under an environmental insurance policy.

In October 1996, Inland was identified as a potentially responsible party due to alleged releases of hazardous substances from its Indiana Harbor Works facility and was notified of the NRDA trustees’ intent to perform an environmental assessment on the Grand Calumet River and Indiana Harbor Canal System.  A form of consent decree has been negotiated, which Inland currently believes will be approved by the appropriate court before the end of 2004.  Under the decree, Inland would pay approximately $1.5 million in the first year and approximately $1.7 million in each of the four years thereafter, for a total of approximately $8.2 million.  Inland has also incurred approximately $0.5 million in costs related to this matter which will be payable within 30 days of the approval of the consent decree.  Although Inland has taken an accounting reserve on this matter for approximately $8.7 million, Inland currently believes that, as a result of related ongoing negotiations with the EPA, Inland will be able to reduce the amount of a separate $28 million environmental reserve established concerning Inland’s EPA Consent Decree by approximately $7 to $9 million.  Until such time as the matter is finally resolved, it is not possible to accurately predict, beyond the currently established reserve, the amount of Inland’s potential liability or whether this potential liability could materially affect Inland’s financial position.

Inland expects to make capital expenditures of $2 million to $5 million annually in each of the next five years for construction and have ongoing annual expenditures (non-capital) of $35 million to $40 million for the operation of air and water pollution control facilities to comply with current federal state and local laws and regulations.

Inland is currently negotiating a new labor agreement with the United Steelworkers of America, as the previous agreement expired on July 31, 2004.  Under the terms of the previous agreement, both parties agreed to negotiate a successor agreement without resorting to strikes or lockouts.  In addition, both parties agreed that open issues would be submitted to binding arbitration and that the successor agreement will be based on the agreements currently in place at other domestic integrated steel producers.  The parties have not reached an agreement and arbitration proceedings are likely to commence in January 2005.

In 2000 and 2002, U.S. petitioners sought to have antidumping and countervailing duties assessed against cold-rolled imports from 12 countries and 20 countries, respectively.  On both occasions, the U.S. International

Trade Commission (the “ITC”) issued negative final injury determinations, effectively terminating the investigations.  U.S. petitioners appealed the 2000 ITC decision to the U.S. Court of International Trade (the “CIT”), which remanded that decision to the ITC on October 28, 2003.  On April 30, 2004, the ITC published its revised findings and affirmed the previous determinations.  U.S. petitioners appealed the 2002 ITC decision to the CIT; the appeal was denied by the CIT on February 19, 2004, upholding the ITC’s final negative injury determination.  Also, in May of 2004, the U.S. Department of Commerce and the ITC began a review of existing countervailing duty and antidumping orders against hot-rolled carbon steel flat products from Brazil, Japan and Russia that could result in the termination of such orders.  Hearings are scheduled to occur in February and March 2005.  These events could have an adverse impact on the financial condition of Inland.

Under the U.S. Continued Dumping and Subsidy Offset Act of 2000 (the “CDSOA”), commonly known as the “Byrd Amendment,” Inland was awarded approximately $1.2 million in collected customs duties for the year 2002, based on its participation in or support for various U.S. anti-dumping and countervailing duty cases.  The payment is based on “qualifying expenditures” and is distributed to U.S. steel companies out of funds collected from foreign producers under anti-dumping and countervailing duty orders.  Inland was scheduled to receive approximately $2 million under the CDSOA for the year 2003, but the funds have been withheld by U.S. Customs pending a resolution of the issue of whether “successor companies” can receive CDSOA distributions.  On September 2, 2002, the WTO issued a final ruling condemning the CDSOA.  In its ruling the WTO recommended that the United States repeal the Byrd Amendment in order to comply with its findings.  The U.S. government has appealed the decision, but the future of the CDSOA and offset distributions is questionable.

Caribbean Ispat Limited (“CIL”)

In December 2001, CIL settled arbitration proceedings with respect to a scrap supply contract.  This amounted to $21 million, of which $16 million was paid in cash and the balance of $5 million is being paid in 12 quarterly installments, which started on March 31, 2002.  No interest is to accrue on the remaining balance unless the remaining installments are not paid when due.  During 2002, a claim by a third party for alleged entitlement to the settlement monies was the subject of separate proceedings in Trinidad, which has been settled without any additional liability for INV.

In September 2003, the owners of a bulk cargo vessel commenced arbitration proceedings against CIL and an affiliate in connection with the loss of the vessel, which had been carrying a cargo of direct reduced iron supplied by CIL from Trinidad to Indonesia.  INV is unable to estimate the amount of liability, if any, arising from these proceedings.  In October 2004, INV provided cash security of $9.4 million in accordance with a court order.

Ispat Hamburger Stahlwerke GmbH (“IHSW”)

In 1994, the European Commission raised claims of €47 million for repayment by DSG Dradenauer Stahlgesellschaft mbH (“DSG”), a former subsidiary of INV, of loan amounts alleged to qualify as improper subsidies from the City of Hamburg.  In April 2002, the European Court of Justice decided that the loan was an unauthorized subsidy under European Commission law.  DSG stated that the loan had been fully repaid.  At first instance, the court in Hamburg, Germany confirmed the position of DSG.  However, in April 2004, the High Court in Hamburg ruled that DSG is obliged to pay DM 1 million (€0.5 million) to the City of Hamburg.  DSG is appealing this decision.  INV cannot predict the final outcome of these proceedings.  In August 2004, DSG filed for bankruptcy and a receiver was appointed by the court.  In August 2002, DSG was sold and consequently is no longer a subsidiary of INV.

Irish Ispat Limited (“Irish Ispat”)

In May 2003, the Irish government commenced proceedings against Imexsa and INV, claiming certain environmental cleanup costs relating to the site of Irish Ispat, which was closed in 2001.  See “INV—History and Development.”  In April 2004, the Irish government filed a Notice of Discontinuance of its claim against INV and served its Statement of Claim against Imexsa in May 2004.  In October 2004, Imexsa served a Request for Further and Better Particulars of Statement of Claim.  INV is currently unable to assess the amount, if any, of Imexsa’s liability.

Trefileurope S.A. (“Trefileurope”)

In late 2002, three subsidiaries of INV (Trefileurope, Trefileurope Italia S.r.l. and Fontainunion S.A.), along with other European manufacturers of pre-stressed wire and strands steel products, received notice from the European Commission that it was conducting an investigation into possible anti-competitive practices by these companies.  INV and its subsidiaries are cooperating fully with the European Commission in this investigation.  The European Commission can impose fines (up to a maximum of 10% of annual revenues) for breaches of EU competition law.  INV is currently unable to assess the ultimate outcome of the proceedings before the European Commission or the amount of any fines that may result.  As the alleged anti-competitive activities would have taken place in large part prior to the acquisition of the subsidiaries, INV has notified the previous owners that it will seek indemnification for costs resulting from the investigation.

Ispat Sidbec Inc. (“Sidbec”)

In March 2004, a group of residents in Nova Scotia brought a potential class action in the Supreme Court of Nova Scotia against various parties, including Sidbec, alleging various torts for damage allegedly caused by the steel plant and coke ovens formerly owned and occupied by Dominion Steel and Coal Corporation from 1927 to 1967.  INV acquired Sidbec in 1994 and the plaintiffs are attempting to establish that Sidbec thereby assumed the liabilities of the former occupiers.  The plaintiffs are now seeking to have the claim approved as a class action, though the court has not yet issued a decision on this matter.  INV is currently unable to assess the outcome of these proceedings or the amount of Sidbec’s potential liability, if any.

LNM HOLDINGS

History and Development

LNM Holdings is registered under the laws of the Netherlands Antilles to hold directly or indirectly certain subsidiaries involved in steel manufacturing activities.  LNM Holdings’ registered offices are located at Landhuis Joonchi, Kaya Richard J. Beaujon z/n Curacao, Netherlands Antilles.  LNM Holdings has no manufacturing operations of its own and its major assets are interests in the stock of its operating units and trading subsidiaries.

LNM Holdings is one of the world’s largest steel producers,(10) and operates steel-making and processing facilities in seven countries.  LNM Holdings has in recent years significantly increased its production and shipments of steel products, primarily through the acquisition of additional steel producing assets.  LNM Holdings shipped a total of 12.3 million tons of steel and steel products in 2003.  In 2003, its consolidated sales, operating income and net income were $4,167 million, $1,136 million and $1,116 million, respectively.  In the six months ended June 30, 2004, its consolidated sales, operating income and net income were $5,977 million, $1,900 million and $1,400 million, respectively.

Since 1995, LNM Holdings has acquired formerly state-owned steel making assets, which currently constitute its major operating units:

•                  In 1995, LNM Holdings acquired a 100% interest in Ispat Karmet, one of the largest single site steel production facilities in the CIS countries, based in the Republic of Kazakhstan.

•                  In 2001, LNM Holdings acquired a 91.6% interest, increased to 99.4% in September 2003, in Ispat Sidex, one of the largest single site steel producers in Central and Eastern Europe, located in Romania.  LNM Holdings also acquired a 70.8% interest in Ispat Tepro, a 69.8% interest in Ispat Petrotub and an 80.9% interest in Ispat Siderurgica, all of which are steel product manufacturers located in Romania, in July 2003, December 2003 and April 2004, respectively.

•                  In 2001, LNM Holdings acquired a 70% interest in Ispat Annaba, a major steel producer in Northern Africa, located in Algeria.

•                  In January 2003, LNM Holdings acquired a 69.7% economic and voting interest, subsequently increased to a 74.3% economic and voting interest, in Ispat Nova Hut, the largest steel producer in the Czech Republic.

•                  LNM Holdings concluded a Business Assistance Agreement with Iscor in November 2001 pursuant to which it agreed to provide Iscor with business, technical, purchasing and marketing assistance for a three-year period and also undertook to acquire a strategic shareholding in Iscor by March 2003.  In June 2004, LNM Holdings gained majority control of Iscor when it increased its interest to slightly over 50%.  Iscor, which is located in South Africa, is the largest steel producer in Africa.

•                  In March 2004, LNM Holdings acquired a 69% economic and voting interest in Ispat Polska.  In conjunction with the acquisition of a controlling interest in Ispat Polska, LNM Holdings irrevocably committed to purchase an additional 25% interest by December 2007.  Simultaneously, Polish state authorities irrevocably committed to sell this additional 25% interest in Ispat Polska to LNM Holdings.  Ispat Polska, which is located in Poland, is one of the largest steel producers in Central and Eastern Europe, and produces a wide range of steel products.

•                  In May 2004, LNM Holdings acquired interests in RZ Ladna Valavnica AD, which operates a 1.1 million ton annual capacity cold rolling mill, and RZ Valavnica za Lenti AD, which operates a 1.1

(10)                            Source:  International Iron and Steel Institute Report, “World Steel in Figures 2004.”

million ton annual capacity hot rolling mill, both of which are located near Skopje, Macedonia.  The initial shareholdings of LNM Holdings in RZ Ladna Valavnica AD and RZ Valavnica za Lenti AD were 44.5% and 56.8%, respectively, increased to 88.3% and 77.3%, respectively, by November 2004.  These facilities were non-operational from late 2003 through June 2004.

•                  In August 2004, LNM Holdings completed negotiations with the government of Bosnia and Herzegovina and the Kuwaiti Investment Agency to acquire 51% of BH Steel in Bosnia for $65 million in cash and $15 million of in-kind consideration.  The acquisition is expected to be completed by the end of 2004.  BH Steel has current annual production capacity of approximately 220,000 tons of steel and produces a variety of long products, including forgings, bar and rod.

•                  In April 2004, LNM Holdings entered into a joint venture with RZR Ljubija a.d. under which LNM Holdings acquired a 51% ownership interest in the Ljubija iron ore mines in Bosnia and Herzegovina for $15 million.  This transaction was completed in August 2004.  These mines have been non-operational since the early 1990s.

•                  In January 2004, LNM Holdings announced that it had reached an agreement with the administration of the Yingkou Economic and Technical Development Zone to establish a cold rolling and coating plant in Yingkou, Liaoning Province, Peoples Republic of China.  Planning for the facility, which would have an annual production capacity of approximately 440,000 tons and require total investment of approximately $100 million through 2006, is currently underway.

The following table sets forth the principal products produced at each major operating unit of LNM Holdings.

Major Production Facilities	Year Acquired	Location	Product Category	Production Process	2003 Steel Shipments
					(thousand tons)
Europe
Ispat Polska	2004 (1)	Poland	Flat, Long	Basic oxygen furnace	6,026

Ispat Sidex	2001	Romania	Flat, Long	Basic oxygen furnace	4,299
Ispat Nova Hut	2003	Czech Republic	Flat, Long	Tandem furnace	2,898

Rest of World
Ispat Karmet	1995	Kazakhstan	Flat, Long	Basic oxygen furnace	4,133
Iscor	2004 (2)	South Africa	Flat, Long	Basic oxygen furnace / electric arc furnace	6,899
Ispat Annaba	2001	Algeria	Flat, Long	Basic oxygen furnace / electric arc furnace	1,009

(1)          Consolidated into LNM Holdings’ consolidated financial statements with effect from March 5, 2004.

(2)          Consolidated into LNM Holdings’ consolidated financial statements with effect from January 1, 2004.  Iscor was previously accounted for under the equity method.

Products

Operational Overview

LNM Holdings has in recent years significantly increased its production and shipments of steel products, primarily through the acquisition of additional steel producing assets.  Total shipments in 2003 were approximately 12.3 million tons, of which 77% were flat products and 23% were long and other products.  The relative share of long products in total shipments has increased since the acquisition of Ispat Nova Hut in 2003, as Ispat Nova Hut produces primarily long products.

The following table presents LNM Holdings shipments by principal product type for the years ended December 31, 2003, 2002 and 2001 and for the six months ended June 30, 2004.

Shipment by Products

	Year Ended December 31,						Six Months Ended June 30,
Product	2001	%	2002	%	2003	%	2004	%
	(thousand tons, except percentages)
Flat	4,297	95	8,385	88	9,401	77	8,578	68
Semi-finished	269	6	392	4	261	2	891	7
Finished	4,028	89	7,993	84	9,140	75	7,687	61
Long	219	5	1,125	12	2,883	23	4,085	32
Semi-finished	105	2	672	7	481	4	534	4
Finished	114	3	453	5	2,402	19	3,551	28
Total	4,516	100	9,510	100	12,284	100	12,663	100

LNM Holdings has a high level of both product and geographic diversification.  LNM Holdings produces a broad range of flat and long finished and semi-finished steel products.  During 2003, LNM Holdings shipped its products to more than 50 countries worldwide, with its largest markets in Europe and Asia.  It conducts its business through operating units that engage in steel-making and processing in seven countries.  These operating units are generally located with access to rail and deep-water port facilities, which enable cost-efficient imports of raw materials and exports of steel products.

Raw Materials

The principal raw material inputs used by LNM Holdings are iron ore, coal, coke and scrap.  LNM Holdings procures certain raw materials from its own resources and purchases the balance from third parties.  As part of its strategy of increasing upstream integration, LNM Holdings has recently sought to expand its ownership of iron ore and coal supplies, and it also aims to become more self-sufficient in coke production.

LNM Holdings’ sources iron ore primarily from its captive mines and long-term contracts.  Its captive mines, located in Algeria and Kazakhstan, supply significant portions of the requirements of Ispat Annaba and Ispat Karmet, respectively, while Iscor sources its requirements primarily through a long-term resource sharing agreement with a South African mine.  The balance of the iron ore is sourced primarily under long-term contracts with leading global suppliers.  LNM Holdings sourced approximately one quarter of its total iron ore requirements and approximately one half of its coking coal requirements in 2003 from its mines.

Captive production of coke was approximately 6.3 million tonnes in 2003, constituting more than 80% of LNM Holdings’ coke requirement.  In 2004, LNM Holdings expects its total coke production and consumption to be in balance.

Scrap is generally procured locally by each operating unit.

LNM Holdings consumed approximately 1.5 million tonnes of direct reduced iron in 2003 at Iscor, all of which it obtained from its own production.

Management

Operating Units

The Chairman of LNM Holdings is Mr. Lakshmi N. Mittal.  LNM Holdings’ corporate management team consists of, among others, experienced executives in fields such as finance, marketing, purchasing, operations, shipping, human resources, communications, internal assurance, strategic planning, technology and law.  This team provides business assistance to each operating unit, which in turn is managed by local management that is responsible for implementing the business strategy of LNM Holdings.

Knowledge Management Programs

LNM Holdings implements KMP in conjunction with INV.  KMP are intended to develop, share and utilize the knowledge and experience of both INV and LNM Holdings in order to accelerate improvements in business performance.  KMP seeks to build, share and utilize knowledge and experience to accelerate improvement in business performance.  KMP are quality, cost and efficiency improvement programs designed to allow each operating unit to benefit from the best practices utilized by other operating units.  KMP include meetings between senior and middle level managers at the various operating units to share technical and operating experiences and expertise, coordinate activities and to receive updates as to technical and commercial developments and company-wide practices, as well as focused technical efficiency programs, undertaken on a centralized basis.  KMP contribute to reducing procurement and conversion costs through bulk purchasing and improving overall profitability and operating efficiencies through mutual assistance.

One element of KMP is continuous improvement processes (“CI processes”).  CI processes are a series of programs that seek to ensure that the performance of LNM Holdings operating units improves at a faster rate than its competitors; that improvement is sustainable over the longer term; and that the company can achieve excellence in all core processes.  CI is an integral component of the benefits that LNM Holdings brings to its acquisitions of under performing assets.

The process of CI involves detailed analysis and assessment of each operating unit in establishing an annual operating plan that seeks to stretch past performance, but is also achievable.  Once annual operating plans are set, a performance management process provides real time awareness of performance against plan.  Another team of experienced practitioners works with business unit management teams to identify and establish improvement targets, establish and coach front-line improvement teams, and to strengthen the performance management process.

Marketing and Sales

LNM Holdings markets its products through a combination of local, regional and centralized approaches.  LNM Holdings is increasingly seeking to capture the benefits of centralized coordination, in order to expand opportunities for marketing steel products and enhancing customer relationships.

 Sales arrangements are made using a combination of direct sales, through dedicated marketing offices / networks and usage of international / regional and domestic trading houses, as appropriate.  Export sales by Ispat Karmet, Ispat Sidex and Ispat Annaba to certain regions are made through a wholly owned subsidiary of LNM Holdings, LNM Marketing, which is located in the United Arab Emirates.  LNM Marketing has established regional offices to coordinate product marketing and customer relationships in Austria, China, Russia and Turkey, among other locations.  Benefits resulting from the centralization of the marketing function at LNM Marketing include presenting a single “face” to customers; improved stability of customer contacts and relationships; improved price realization and customer development; and development of common regional pricing policies.

Organizational Structure

LNM Holdings is a holding company with no business operations of its own.  All of its principal operating units are wholly owned by LNM Holdings, either directly or indirectly through intermediate holding companies.  The following chart presents the principal steel making operations, and not the legal or ownership structure, of LNM Holdings.

LNM Holdings and INV have a common controlling shareholder.  However, LNM Holdings has maintained corporate independence from INV.  LNM Holdings and INV do not have cross ownerships or guarantees and the two companies operate with separate boards of directors, except for the two common members of their respective boards of directors, Messrs. Lakshmi Mittal and Aditya Mittal.  It is also proposed to appoint Ms. Vanisha Mittal Bhatia, a member of the Board of Directors of LNM Holdings, as a member of INV’s board of directors (Class A Managing Director) at the extraordinary meeting.  LNM Holdings has a core management team and, through the Management Services Agreement, accesses certain INV expertise, including KMP, research and development, procurement, marketing, project development and management, legal and benchmarking.  See “INV Management Services Agreement,” below.

Ownership Structure

Mr. Lakshmi N. Mittal and Mrs. Usha Mittal are the ultimate beneficial owners of LNM Holdings through an intermediate holding company.  Mr. Lakshmi N. Mittal, his son Mr. Aditya Mittal and his daughter Ms. Vanisha Mittal Bhatia serve on the LNM Holdings Board of Directors; Mr. Lakshmi N. Mittal is the Chairman and Mr. Aditya Mittal is the Vice Chairman.  Messrs. Lakshmi N. Mittal and Aditya Mittal also serve on INV’s board of directors.  Following the acquisition of LNM Holdings by INV, the controlling shareholder will own approximately 97.00% of the economic interest and 99.59% of the voting interest in INV’s shares.  See “THE PROPOSED TRANSACTION.”

INV Management Services Agreement

LNM Holdings has obtained management and support services from INV since 1997.  In 2001, 2002 and 2003, the fees charged by INV to LNM Holdings for these services were $6.7 million, $4.5 million and $9.1 million, respectively.

Property, Plant and Equipment

Europe

LNM Holdings conducts its steel making operations in Europe through three major operating units, Ispat Polska, Ispat Sidex and Ispat Nova Hut, as well as other units in Romania and Macedonia.

Ispat Polska Stal S.A. (“Ispat Polska”)

General

LNM Holdings currently holds a 69% economic and voting interest in Ispat Polska, as well as the irrevocable right to purchase an additional 25% interest in Ispat Polska.  Polish state authorities, which currently hold these shares, have irrevocably committed to sell them to LNM Holdings.  The remaining shares are held by employees of Ispat Polska.  LNM Holdings is also in the process of acquiring certain shares of Ispat Polska currently held by its employees.

Ispat Polska, formerly Polski Huty Stali S.A. (“PHS”), in 2003 took control of the businesses of four steel companies:  Huta Katowice S.A., Huta T. Sendzimira S.A., Huta Florian S.A. and Huta Cedler S.A., all of which were then Polish state-owned enterprises.  Ispat Polska is the largest steel producer in Poland, with an annual production capacity of approximately 8.3 million tons of crude steel.  The agreement for the acquisition of Ispat Polska by LNM Holdings was concluded in October 2003 and the acquisition was completed in March 2004.  The major operations of Ispat Polska are based in Dąbrowa Górnicza, Kraków, Sosnowiec and Świętochłowice, Poland.

Ispat Polska produces a wide range of steel products, including both long products (including billets, blooms, sections, rails, and wire rods and tubes) and flat products (including slabs, hot-rolled products, cold-rolled products and galvanized and coated coils).

The sale of Ispat Polska by the government of Poland was part of its initiative to restructure its national steel industry.  Pursuant to the acquisition agreement, LNM Holdings committed to make capital expenditures of $623 million through December 2009, as well as to comply with the PHS restructuring plan that the government of Poland agreed with the European Commission as part of the European Union accession process, including the shutdown of some rolling and finishing facilities and minimum employment levels.  Approximately $515 million of the required capital investment is expected to be completed by the end of 2006, including construction of a continuous slab caster, modernization of rolling mills at Krakόw and Sosnowiec and construction of a color coating line.

In connection with the combination of four steel companies into Ispat Polska, Ispat Polska also became the owner of shares in a number of related companies.  Some of these subsidiaries operate rolling mills that engage in converting billets, slabs and other semi-finished products into a range of finished products.

Production Facilities

The following are the principal production facilities of Ispat Polska:

Facility	Capacity (per year)	Production (2003)
	(thousand tons, except as noted)
13 coke oven batteries (1)	5,340 thousand tonnes	5,191thousand tonnes
2 sintering plants	8,200 thousand tonnes	7,732 thousand tonnes
5 blast furnaces (four operational)	7,385	6,133
2 converter plants with six basic oxygen furnaces	8,377	6,797
2 continuous steel casters (for billets and blooms)	3,307	2,937
1 continuous steel caster (for slabs)	1,984	1,919
Breakdown mill	2,646	1,789

Continuous billet mill	1,102	827
Hot rolling mill	2,205	1,823
Cold rolling mill	1,929	945
Heavy-section mill	1,047	1,059 (2)
Medium-section mill	937	941 (2)
Galvanizing line	300	258
Wire rod mill	606	541
Tube mill	276	116
Cold rolled strip plant	88	88
Wire plants	120	115

(1)                                  Includes coke production of Zaklady Koksownicze Zdzieszowice, a subsidiary of Ispat Polska.

(2)                                  Production in excess of the stated capacity is possible by adjusting the facility loading and product mix.

Products and Raw Materials

Ispat Polska’s product range includes slabs, billets, blooms, sections, hot-rolled sheets and strips, cold-rolled sheets and strips, galvanized sheets, welded tubes, wire rods and other wire products and coated sheets.

More than 50% of Ispat Polska’s products are sold in the domestic market, while the remainder are exported, primarily to customers located in other member states of the European Union.  Ispat Polska ships its products primarily to customers in the construction, engineering, transport, mining and automotive industries.

Ispat Polska meets its iron ore requirements largely from suppliers in Ukraine and Russia.  It obtains coking coal from domestic suppliers.  Its requirements of coke are met by a combination of captive production and intercompany supplies.

Ispat Sidex

General

LNM Holdings acquired 91.6% of Combinatul Siderurgica Sidex S.A. Galati, now Ispat Sidex, from the Authority for Privatization and Management of State Ownership of Romania in November 2001, and increased its interest to 99.4% in September 2003.  Ispat Sidex operates the largest integrated steel plant in Romania and is among the largest producers of steel in Central and Eastern Europe.

According to its own estimates, Ispat Sidex produces over 75% of the total steel consumption in Romania.  Ispat Sidex enters into long-term agreements with domestic customers in the shipbuilding, construction, automotive and appliance sectors.

In connection with its acquisition by LNM Holdings, Ispat Sidex agreed with the Romanian government to make capital expenditures of approximately $251 million from November 2001 through December 2006, of which $76 million is to be used for environmental projects, as well as a further $100 million in capital expenditures from 2007 through 2011.  These investments are secured by a pledge of a portion of LNM Holdings’ shares in Ispat Sidex.  These investments, which have totaled $143 million through December 2003, have included modernizing a slab caster, pickling line, tandem mill and re-heating furnaces in the hot-rolling and plate mill; reconstructing a coke oven battery; implementing new computer software; and investments in equipment for desulphurizing coke oven gas.

LNM Holdings has provided employment commitments for a five-year period from the date of its acquisition of Ispat Sidex during which it agreed not to engage in any collective dismissals of employees at Ispat Sidex.  Pursuant to the acquisition agreement, Ispat Sidex is also exempt from enforcement of new Romanian fiscal and environmental laws that would adversely affect Ispat Sidex until Romania joins the European Union and exempt from certain direct taxes, indirect taxes and customs duties.  In addition, the government of Romania has committed to Ispat Sidex to pass legislation indemnifying Ispat Sidex for certain past obligations and liabilities and providing Ispat Sidex with additional income tax benefits.  This legislation has not yet been passed.

Production Facilities

Ispat Sidex has a total annual production capacity of approximately 7.0 million tons of crude steel.  The following table sets forth a general description of Ispat Sidex’s principal production facilities:

Facility	Capacity (per year)	Production (2003)
	(thousand tons, except as noted)
6 coke ovens	2,212 thousand tonnes	1,637 thousand tonnes
3 sintering plants	8,150 thousand tonnes	5,670 thousand tonnes
5 blast furnaces	6,750	4,493
6 basic oxygen furnaces	7,055	5,006
4 continuous slab casters	3,913	4,356(1)
5 continuous bloom casters	596	398
1 billet mill	661	371
2 heavy plate mills	2,315	1,689
1 hot strip mill	3,527	2,256
Cold rolling mill	1,742	826
Hot dip galvanizing line	220	187
Welded pipe plant	49	22

(1)          Production in excess of the design capacity is achieved by improved control and production parameters.

Products and Raw Materials

Ispat Sidex produces and markets a large variety of products, including slabs, billets, plates, hot rolled, cold rolled and galvanized sheet and large diameter longitudinally welded pipes.  Approximately 25% of its products are sold domestically.  Sales outside the domestic market, Europe, Canada and the United States are made by LNM Marketing.

Ispat Sidex purchases iron ore (including lump ore and pellets) primarily from suppliers in Australia, Brazil, India, Ukraine, Russia, South Africa, Venezuela and Canada.

Ispat Sidex obtains coking coal from intercompany sources, as well as from external suppliers located in Russia, Ukraine and the United States.  Ispat Sidex fulfills its coke requirements from its own production as well as from suppliers in Russia and Ukraine.

Ispat Nova Hut

General

In January 2003, LNM Holdings acquired a 69.7% economic and voting interest, subsequently increased to a 74.3% voting interest, in Ispat Nova Hut, the largest steel producer in the Czech Republic.  This includes voting rights due to 13.9% of Ispat Nova Hut’s shares that LNM Holdings does not own but are to be transferred to it following the resolution of a dispute between the government of the Czech Republic and another party.  The sale of Ispat Nova Hut by the government of the Czech Republic was part of an initiative to restructure the Czech steel industry.  LNM Holdings made capital expenditure commitments totaling $243 million over 10 years, including $135 million from 2003 through 2007 and $20 million for environmental improvements.  Upon acquisition, LNM Holdings rescheduled the debt obligations of the Nova Hut Group with a consortium of Czech and international banks and led by the International Finance Corporation.

Ispat Nova Hut is the largest steel producer in the Czech Republic, with an annual production capacity of over 3.6 million tons of crude steel.

In connection with the acquisition, Ispat Nova Hut also committed to follow the medium term restructuring plan approved by the European Commission.  This plan includes reductions in capacity and employment levels and contributions for developments in the surrounding region.

Production Facilities

Ispat Nova Hut’s production facilities are located in Ostrava, Czech Republic.  The sinter plant and blast furnaces, although located on the same site as the remainder of the production facilities, are owned and operated by Vysoké Pece Ostrava, a.s., in which LNM Holdings has a total interest of 83%.  The following table sets forth a general description of Ispat Nova Hut’s principal production facilities:

Facility	Capacity (per year)	Production (2003) (2)
	(thousand tons, except as noted)
3 coke ovens	1,500 thousand tonnes	1,493 thousand tonnes
2 sinter plants (1)	3,640 thousand tonnes	3,380 thousand tonnes
4 blast furnaces (1)	3,789	3,675
Steel mill with 4 open hearth tandem furnaces	3,638	3,404
3 continuous casters	3,667	3,345
Hot strip mill	1,217	1,007
2 section mills	1,400	1,306
Wire rod mill	675	649
2 seamless tube mills	315	303
Spiral welding shop	50	46
Power plant	201 MW	1,507 GWh

(1)          Owned and operated by Vysoké Pece Ostrava, a.s.

(2)          Production facility details include the production numbers for each step in the steel making process.  Output from one step in the process is used as input in the next process.  Hence, the summation of production numbers will not give the quantity of saleable finished steel products.

Ispat Nova Hut also has a controlling ownership share in several other small operating companies, including cold rolling mills, hot rolling mills and a welded tube manufacturer.

Products and Raw Materials

Ispat Nova Hut produces mostly long products.  Over 40% of Ispat Nova Hut’s production is sold in the domestic market, and the remainder is sold primarily to customers in other European countries.  Ispat Nova Hut sells most of its production directly to end users, primarily in the engineering, automotive and construction industries, as well as to “stockists” (small-lot resellers).

Ispat Nova Hut imports most of its iron ore requirement from suppliers in Ukraine, other CIS countries, Brazil and Canada.  Ispat Nova Hut purchases coking coal primarily from suppliers in the Czech Republic and Poland.  Ispat Nova Hut meets approximately 80% of its coke requirement from its own production.

Rest of World

LNM Holdings conducts its operations in the Rest of World region through three major operating units, Ispat Karmet, Iscor and Ispat Annaba.

Ispat Karmet

General

LNM Holdings acquired steel manufacturing facilities in the Karaganda region of the Republic of Kazakhstan in November 1995 from the government of the Republic of Kazakhstan.  LNM Holdings subsequently acquired a nearby power plant and coal and iron ore mines.  These facilities are now all held by Ispat Karmet and its subsidiaries.  Since its acquisition by LNM Holdings, Ispat Karmet’s annual shipments of finished products have increased from the pre-acquisition level of 2.5 million tons to 4.1 million tons in 2003.  This increase has been accomplished primarily by investment in Ispat Karmet’s operating equipment and through application of the operating, financial, procurement and marketing strategies and strengths of LNM Holdings.  The share of Ispat Karmet’s value-added products, primarily cold-rolled and coated products, in its total output has increased from 6% in 1995 to over 55% in 2003.

In December 2001, Ispat Karmet signed an investment agreement with the government of the Republic of Kazakhstan, pursuant to which Ispat Karmet agreed to make capital expenditures of approximately $580 million.  Total related capital expenditures through June 2004 were $318 million.  These capital expenditures have included reconstructing blast furnaces, constructing a continuous caster, constructing a coke oven battery, constructing a tin plate rolling mill and establishing a galvanizing line.  Ispat Karmet is also constructing two twin strand slab casters and conducting a major overhaul of a blast furnace.  Ispat Karmet plans to construct a color coating line, an additional cold rolling mill, a coke oven battery and a tinning line in 2005 and 2006.

LNM Holdings has also agreed not to undertake collective dismissals with respect to Ispat Karmet employees.  In connection with the acquisition of Ispat Karmet LNM Holdings was also exempted from compliance with certain changes in environmental laws for 10 years from the date of acquisition.

Production Facilities

Ispat Karmet’s integrated steel plant consists of three basic oxygen furnace and four blast furnaces, with a total annual production capacity of 6.6 million tons of crude steel.  Ispat Karmet’s rolled steel is shipped to customers in coil, strip or sheet form.  In 2002, Ispat Karmet obtained EN ISO 9001-2000 certification for one of its galvanizing lines and in 2003 it obtained this certification for its rolling mills.

Over 90% of Ispat Karmet’s production is exported, and the production that is sold domestically accounts for nearly all domestic steel consumption.

The following table sets forth a general description of Ispat Karmet’s principal production facilities:

Facility	Capacity (per year)	Production (2003)
	(thousand tons, except as noted)
5 coke oven batteries	2,470 thousand tonnes	2,483 (1) thousand tonnes
1 sintering plant	6,500 thousand tonnes	6,378 thousand tonnes
4 blast furnaces	4,768	4,560
3 basic oxygen furnaces	5,732	5,410
2 slab mills	6,614	4,755
1 hot strip mill	5,071	4,329
2 cold rolling mills	2,632	2,369
3 electrolytic tinning lines	413	297
2 hot-dip galvanizing and aluminum-zinc coating lines	883	794

(1)               Production in excess of the stated capacity is possible by adjusting the facility loading and product mix.

Products and Raw Materials

Ispat Karmet’s product range of flat steel products includes pig iron, slabs, hot and cold rolled coils and sheets, black plates, covers, tin plates, hot dipped galvanized products and pipes.

Ispat Karmet sells steel products to a range of industries, including the tube and pipe making sectors, and manufacturers of consumer goods and appliances.  Export sales of products manufactured by Ispat Karmet other than to customers in Europe, the Russian Federation and other CIS countries are conducted by LNM Marketing.  LNM Marketing purchases steel products from Ispat Karmet pursuant to an agreement that extends through 2009, according to which prices are based on historical averages, increased annually at a fixed rate.

A significant percentage of Ispat Karmet’s production is exported to China and other countries in West, Central and Southeast Asia.

Ispat Karmet obtains approximately half of its iron ore and all of its coking coal requirements from its own mines, and purchases the balance of its iron ore requirements from regional suppliers.  Ispat Karmet meets its entire coke requirements from captive production.

Ispat Karmet owns and operates its own electricity generation facility, which consists of six coal-fired boilers and four steam turbine driven generators with a total generating capacity of 639 MW.  This facility supplies approximately 90% of Ispat Karmet’s electricity consumption.

Iscor

General

Iscor is the largest steel producer in Africa, and has an installed annual production capacity of 9.2 million tons of crude steel.  In 2001, LNM Holdings acquired 8.26% of the shares in Iscor, and increased its interest to 34.8% through additional purchases during 2002.  In December 2002, LNM Holdings made an offer to Iscor shareholders to acquire up to an additional 12.19% of Iscor’s issued share capital.  This offer was fully subscribed, and acquisition of these shares was completed in February 2003, as a result of which LNM Holdings’ ownership of Iscor increased to 47%.  In return for the offer, the shareholders agreed to waive their right to receive a mandatory offer when LNM Holdings’ shareholding in Iscor exceeded 35%.  By December 31, 2003, LNM Holdings had made additional purchases by which it increased its interest in Iscor to 49.99% and following approval from the South African Competition Tribunal, LNM Holdings acquired a further 2,000 shares in June 2004, increasing its shareholding in Iscor to slightly over 50% (Iscor is consolidated into LNM Holdings’ consolidated financial statements from January 1, 2004).

Approximately 70% of Iscor’s sales in 2003 were of flat products and 30% were of long products.  According to its own estimates, Iscor has an overall domestic market share of approximately 66%.

Production Facilities

Iscor operates two integrated steel plants, a facility based on COREX furnaces and direct reduced iron facilities.  Iscor has four production facilities:  Vanderbijlpark Works and Saldanha Steel, which produce flat products, and Newcastle and Vereeniging Works, which produce long steel products.  Iscor’s Vanderbijlpark Works is located in South Africa’s Gauteng Province and has an annual production capacity of 4.7 million tons.  Saldanha Steel, based on South Africa’s west coast near the deep-sea port of Saldanha, is a technologically modern facility with an annual production capacity of 1.4 million tons.  Newcastle Works, located in the northern part of Kwa-Zulu Natal Province, has an annual production capacity of 2.0 million tons.  Vereeniging Works located in Gauteng province, has an annual production capacity of 0.4 million tons of specialty steel products.  The following table sets forth a general description of Iscor’s principal production facilities:

Facility	Capacity	Production (2003) (1)
	(thousand tons, except as noted)
10 coke oven batteries	2,853 thousand tonnes	2,213 thousand tonnes
2 sintering plants	4,643 thousand tonnes	4,159 thousand tonnes
5 direct reduced iron kilns and one MIDREX® converter	1,696 thousand tonnes	1,567 thousand tonnes
3 blast furnaces	4,950	4,942
1 COREX® C2000 furnace	876	779
5 basic oxygen furnaces	5,638	4,934
5 electric arc furnaces	3,590	2,876
2 ladle furnaces	3,086	2,063
Continuous casting – four slab, two bloom and one billet casters	8,509	7,359
2 hot strip mills	4,335	4,261
1 hot plate mill	537	273
2 cold rolling mills with five stand tandem mills	1,669	1,367
Bar, rod and billet mills	3,412	3,072
Galvanizing lines – two continuous, one electrolytic	645	504
2 tinning lines – one continuous, one for cans	462	372
2 continuous pickling lines	1,769	1,628
2 continuous annealing lines	601	537
3 tempering mills	733	562

(1)               Production facility details include the production numbers for each step in the steel making process.  Output from one step in the process is used as input in the next process.  Hence, the summation of production numbers will not give the quantity of saleable finished steel products.

Business Assistance Agreement

At the time of its initial investment in Iscor in November 2001, LNM Holdings entered into a Business Assistance Agreement (“BAA”) with Iscor, and which expires on December 31, 2004.  Within the framework of the BAA, LNM Holdings undertook to provide Iscor with business, technical, purchasing and marketing assistance; to assist Iscor in attaining additional sustainable savings; and to invest a minimum of $75 million in acquiring a strategic shareholding in Iscor prior to March 2003.  The agreement originally provided for LNM Holdings to be allotted a certain percentage of shares in Iscor through the end of 2004, contingent on the achievement of specified cost savings, but was amended in December 2003 to provide for payment in either shares or cash.

LNM Holdings qualified for remuneration during the June 2003 sustainability period and was paid R613 million (approximately $94 million) in cash in December 2003 and qualified for a final payment of R731 million in cash (approximately $114 million) in the June 2004 sustainability period.

Products and Raw Materials

Iscor’s range of products include hot rolled sheets, cold rolled sheet, coated sheet, wire rod and forged steel.  Most of Iscor’s production is sold domestically.  Asia is its largest export market, though significant quantities are also sold to customers in Europe and other parts of Africa.  Iscor’s steel products are marketed internationally through Macsteel International B.V., a joint venture with Macsteel Holdings (Pty) Limited in which Iscor holds a 50% interest.  Macsteel International purchases products from Iscor, and charges a contractual gross margin for its services with respect to these sales.

Iscor obtains approximately 70% of its iron ore requirements pursuant to a mineral resource sharing agreement with Sishen Iron Ore Mine, which is located in South Africa’s Northern Cape Province, and purchases most of the remainder of its requirements from another mine in South Africa.  Iscor purchases coking coal from domestic suppliers as well as suppliers in Australia and New Zealand.  Iscor depends primarily on captive production for its coke requirements.

Ispat Annaba

General

Ispat Annaba, located in Algeria, is a joint venture entered into in October 2001 between LNM Holdings and Groupe Sider (“Sider”), an agency of the government of the Republic of Algeria, pursuant to which LNM Holdings acquired a 70% ownership in Ispat Annaba.  LNM Holdings simultaneously acquired a 70% interest in Ispat Tebessa, an iron ore producer that supplies Ispat Annaba, from Enterprise Publique Economique du Fer et du Phosphate (“Ferphos”) for a capital contribution of $5 million.  LNM Holdings also has a right of first refusal on the purchase of the remaining 30% of Ispat Annaba and Ispat Tebessa should either Sider or Ferphos, respectively, sell its remaining interest.  Ispat Annaba is the only integrated steel plant in Algeria, with an annual production capacity of approximately 2.0 million tons of crude steel.  Ispat Annaba also owns port facilities at Annaba, which is located approximately 17 km away from its steel producing operations, for handling exports of steel products and imports of raw materials.

In connection with its acquisition, LNM Holdings provided capital expenditure commitments for Ispat Annaba of $140 million (of which environmental investment commitments amount to $25 million) over 10 years from the date of acquisition, including minimum investment of $80 million and a minimum shipping level of 1.3 million tons per year by October 2006.  LNM Holdings also provided employment commitments extending through October 2005 during which it agreed that it would not undertake any collective dismissals and agreed to provide a working capital facility of $15 million for five years.  LNM Holdings also agreed to make capital expenditures of $30 million at Ispat Tebessa, $20 million of which is to be invested through 2006.

Production Facilities

Ispat Annaba’s production facilities consist of six basic oxygen furnaces and one electric arc furnace.  Ispat Annaba completed the modernization of its hot strip mill in 2002, and completed construction of a new bar mill with an annual production capacity of 400,000 tons in March 2004.

The following table sets forth a general description of Ispat Annaba’s principal production facilities:

Facility	Capacity (per year)	Production (2003)
	(thousand tons, except as noted)
2 coke making batteries (1 operational)	565 thousand tonnes	574 thousand tonnes (1)
1 sintering plant	3,170 thousand tonnes	1,865 thousand tonnes
2 blast furnaces	1,896	1,048
6 basic oxygen furnaces and one electric arc furnace	1,989	1,157
Hot rolling mill	1,984	563
Cold rolling mill	992	310
2 bar and rod mills	896	331 (2)

(1)               Production in excess of capacity is achieved by adjusting the coal blend.

(2)               New bar mill completed in March 2004.

Products and Raw Materials

Ispat Annaba produces both long and flat products.  The flat product range includes slabs, hot rolled and cold rolled coils and sheets, hot dipped galvanized products and tin plates, and the long product range includes billets, wire rods, rebars and seamless tubes.  Ispat Annaba supplies products primarily to the construction, housing, engineering, packaging and petrochemical industries.

Approximately two-thirds of Ispat Annaba’s products are sold domestically, with large quantities exported to customers in Europe and the Maghreb region of northern Africa.

Ispat Annaba obtains approximately 70% of its iron ore requirement from Ispat Tebessa, and imports the balance.  Ispat Annaba purchases coking coal from various suppliers, including suppliers located in the United States and Australia, and fulfills its coke requirements from its own production.

Regulation and Litigation

Government Regulation

The operations of LNM Holdings are subject to various regulatory regimes in the regions in which LNM Holdings conducts its operations.  The following is a discussion of the principal features of selected regulatory regimes that are or are likely to affect the operations of LNM Holdings.

Environmental Regulation

LNM Holdings is subject to various environmental laws and regulations in the jurisdictions in which it conducts its operations.  These regulations include requirements to obtain permits for certain emissions made in the ordinary course of its business and to conduct certain land and soil restoration activities.  In connections with some of its acquisitions, LNM Holdings has also committed to make certain investments in pollution control measures and environmental abatement.

EU Directive 2004/35/EC of April 21, 2004 on Environmental Liability with Regard to the Prevention and Remedy of Environmental Damage (the “Environmental Liability Directive”) provides for remedies for damage to the environment.  While the manner and impact of the implementation of the Environmental Liability Directive is not yet certain, LNM Holdings is closely monitoring the potential impact on its operations.

EU Directive 2003/87/EC of October 13, 2003 established a program under which member states are allowed to trade greenhouse gas emission allowances within the European Community, subject to certain conditions.  Member States must ensure that, from January 1, 2005, no installation undertakes certain activities specified in the Directive that results in emissions specified in relation to that activity unless its operator holds a permit issued by a competent authority.  The Directive also establishes carbon dioxide emission trading starting from January 1, 2005.

The operations of Ispat Karmet are subject to oversight by the Ministry of Natural Resources and Environmental Protection of Kazakhstan, which establishes pollution limits and quotas.  Relevant legislation imposes various fees for discharges of pollutants and other environmental damage and limits for discharges, and entities that emit pollution in excess of these amounts must pay higher rates.  According to the terms of its acquisition by LNM Holdings, through 2005 Ispat Karmet is required to make annual expenditures on pollution control measures of at least KZT 200 million (approximately $1.5 million) and to adhere to environmental regulations in effect as of November 17, 1995.

Foreign Trade

Exports of steel products manufactured by Ispat Karmet require licenses from the Ministry of Industry and Trade of the Republic of Kazakhstan.  Each export transaction requires an individual license, which is valid for up to six months.

Foreign Exchange

Some operations involving the South African rand are subject to limitations imposed by the South African Reserve Bank.  For example, approval of the South African Reserve Bank is required in order to obtain foreign financing.  These restrictions have not historically had a material impact on the operations of Iscor.

The purchase and sale of foreign currency by Kazakh residents (including individuals and legal entities) is restricted by the National Bank of Kazakhstan.  Purchases and sales of foreign currency may only be conducted by residents through authorized banks or other authorized organizations.  Payments in “routine currency operations” may be made by residents of Kazakhstan to non-residents through authorized banks without restriction.  Such “routine currency operations” include import/export settlements with payment within 180 days; short-term loans with terms of less than 180 days; dividends, interest and other income from deposits, investments, loans and other operations; and non-commercial transactions such as wages, pensions, and alimony.  Operations involving the movement of capital from residents to non-residents require a license from the National Bank of Kazakhstan, and transactions involving the movement of capital from non-residents to residents must be registered with the National Bank of Kazakhstan.  Licenses are issued on a case-by-case basis, and are valid only for a single transaction.  These transactions include payments for exclusive rights to intellectual property; payments for rights to immovable property; settlements for import/export transactions and loans having terms of more than 180 days; and international transfers of pension assets and insurance and re-insurance contracts of an accumulative nature.  Most transactions in which Ispat Karmet engages are not currently subject to licensing or registration requirements from the National Bank of Kazakhstan.

Litigation

In addition to the matters discussed below, LNM Holdings is from time to time the subject of legal proceedings and regulatory investigations in the ordinary course of its business.  LNM Holdings does not believe that the adverse determination of these routine litigations, either individually or in the aggregate, will have a material adverse affect on its results of operations, financial condition or cash flow.

In September 2004, the Environment Inspection Department of the Republic of Kazakhstan raised a claim for KZT 2,663,411,150 (approximately $20 million), alleging that Ispat Karmet had failed to obtain the necessary approvals from the Environment Ministry and had therefore engaged in pollution without permission during the first six months of 2004.  Ispat Karmet believes that it has acted in accordance with the terms of agreement by which it was acquired by LNM Holdings, which required compliance with environmental norms existing as of the date of such agreement and to make specified minimum investments in controlling environmental pollution, and Ispat Karmet plans to defend the matter.

Sidex International Plc, a joint venture that Ispat Sidex formed with Balli Steel Plc in 1997, in 2002 raised a claim of approximately $49 million for non-delivery of steel by Ispat Sidex from 1998 onwards as well as interest, damages and costs.  Ispat Sidex disputes this claim, and has brought a counterclaim for non-payment by SIP plus damages, interest and costs, in a total amount exceeding the amount of the claim raised by Sidex International Plc.  Arbitration proceedings began in mid-November 2004.  LNM Holdings expects to be indemnified by the government of Romania if an award is granted in favor of Sidex International Plc by a competent court or arbitration tribunal by a definite and irrevocable decision with respect to this claim.

INV SUMMARY FINANCIAL INFORMATION

The following table presents selected consolidated financial information of INV for the years ended December 31, 2001, 2002 and 2003 and for the six months ended June 30, 2003 and 2004.  This selected consolidated financial information should be read in conjunction with “UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION,” “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR INV” and the audited consolidated financial statements of INV, each included elsewhere in this prospectus or incorporated by reference herein.

				Six Months Ended June 30,
(All amounts in $ millions except per share and	Year Ended December 31,			(Unaudited)
quantity information)	2001	2002	2003	2003	2004
Statement of Income Data
Sales (1)	4,486	4,889	5,441	2,738	3,864
Cost of Sales (exclusive of depreciation)	4,273	4,356	4,943	2,430	3,090
Gross profit (before deducting depreciation)	213	533	498	308	774
Depreciation	177	177	183	91	99
Selling, general and administrative expenses	155	152	164	84	91
Other operating expenses	75	62	—	—	—
Operating income / (loss)	(194)	142	151	133	584
Adjusted Operating Income / (Loss) (2)	(119)	204	151	133	584
Other income (expense) – net (3)	13	44	53	20	37
Financing costs:
Net interest expenses	(228)	(203)	(151)	(78)	(87)
Net gain / (loss) from foreign exchange and monetary positions	(9)	23	4	(2)	2
Income / (Loss) before taxes (3)	(418)	6	57	73	536
Net income / (loss)	(312)	49	66	65	427
Basic and diluted earnings / (loss) per common share (4)	(2.58)	0.40	0.53	0.52	3.60
Cash dividends per common share (5)	—	—	—	—	—

				Six Months Ended June 30,
(All amounts in $ millions except per share and	Year Ended December 31,			(Unaudited)
quantity information)	2001	2002	2003	2003	2004
	Restated (6)	Restated (6)
Other Data:
Net cash provided by operating activities	22	138	189	73	284
Net cash used in investing activities	(35)	(80)	(124)	(24)	(19)
Net cash used by financing activities	(118)	(71)	(63)	(63)	(202)
Capital Expenditures	(97)	(108)	(164)	(56)	(56)
Gross margin (as percentage of Sales)	4.75%	10.90%	9.15%	11.25%	20.00%
Operating margin (as percentage of Sales)	(4.32)%	2.90%	2.78%	4.86%	15.11%
Adjusted Operating margin (2)	(2.65)%	4.17%	2.78%	4.86%	15.11%
Total production of direct reduced iron (thousand tonnes)	4,918	5,893	7,202	3,617	3,812
Total shipments of steel products (thousand tons)	14,118	15,037	15,162	7,792	8,281

				Six Months Ended June 30,
(All amounts in $ millions except per share and quantity	Year Ended December 31,			(Unaudited)
information)	2001	2002	2003	2003	2004
Balance Sheet Data
Cash and cash equivalents, including short-term investments	85	77	80	65	143
Property, plant and equipment – net	3,109	3,035	3,091	3,050	3,028
Total assets	5,313	5,512	5,635	5,588	5,924
Payable to banks and current portion of long-term debt	338	262	363	268	167
Long-term debt	2,041	2,022	1,914	1,984	1,950
Shareholders’ equity	338	128	149	223	518

(1)               In 2001, INV adopted EITF 00-10 (issued by the FASB Emerging Issues Task Force) which requires the inclusion of all shipping and handling fees and costs billed to customers in the Sales figure as well as in Cost of Sales.  In the above, the Sales are inclusive of shipping and handling fees and costs; and Sales and Cost of Sales for 2001, 2002 and 2003 are based on the EITF 00-10 methodology.  The application of EITF 00-10 does not affect earnings, as it only involves inclusion of shipping and handling fees and costs in both Sales and Cost of Sales.

A reconciliation of Sales and Net Sales is given below:

(All amounts in $ millions)	2001	2002	2003
Sales	4,486	4,889	5,441
Less: Freight and handling costs	208	243	247
Net Sales	4,278	4,646	5,194

(2)               Adjusted Operating Income / (Loss) is after adjusting for certain other operating expenses.  A reconciliation of reported operating income / (loss) to Adjusted Operating Income / (Loss) is given below:

(All amounts in $ millions)	2001	2002	2003
Reported Operating Income / (Loss)	(194)	142	151
Add: Other Operating Expenses
Write down in value of e-commerce software	17	—	—
Provision for arbitration related to scrap Supply contract	19	—	—
Irish Ispat Closure	17	—	—
Impairment loss on oceangoing vessels	22	—	—
Write-down of 2A Bloomer and 21” Bar Mill	—	23	—
Write-down in investments of Empire Mine	—	39	—
Adjusted Operating Income / (Loss)	(119)	204	151

(3)               During the first quarter of 2003, INV purchased $22 million ($39 million in first quarter of 2002) of its own bonds at discounts from face value.  As a result of these purchases, INV recognized a gain of $13 million ($19 million net of tax in 2002) in Other income.  In accordance with adoption of SFAS 145 by INV as of January 1, 2003, gain or loss on extinguishments of debt that was previously classified as an extraordinary item in prior periods was reclassified and included within Other (income) expense, net on INV’s income statement.

(4)               Earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the periods presented.

(5)               Dividends are presented on a cash basis.

(6)               Subsequent to the issuance of the consolidated financial statements for the period ended December 31, 2003, INV determined that it should have eliminated the gains on the early extinguishment of debt in computing 2002 and 2001 Cash flows provided from operating activities rather than being reported as part of INV’s Cash flow used by financing activities.  Additionally, in 2001, a non-cash equity investment was included in Cash flows from operating activities and investing activities, rather than being excluded from the statement of Cash flows and disclosed as a non-cash investment.  A restatement of the consolidated financial statements was reflected in INV’s Form 20-F/A, dated August 9, 2004.

(All amounts in $ millions)	As Previously Reported	As Restated Year Ended December 31, 2002
Year Ended December 31, 2002
Cash flows provided by operating activities	168	138
Cash flows used in financing activities	(101)	(71)
Year Ended December 31, 2001
Cash flows provided by operating activities	40	22
Cash flows used in investing activities	(48)	(35)
Cash flows used in financing activities	(123)	(118)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR INV

Certain sections of this Management’s Discussion and Analysis of Financial Condition and Results of Operations for INV include forward-looking statements concerning trends or events potentially affecting the businesses of INV.  These forward-looking statements typically contain words such as “anticipates,” “believes,” “estimates,” “expects” or similar words indicating that future outcomes are not known with certainty and are subject to risk factors that could cause these outcomes to differ significantly from those projected.  These statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors that could cause future outcomes to differ materially from those set forth in forward-looking statements.

This section has been updated to give effect to the restatement as discussed in Note 21 to the audited consolidated financial statements, and should be read in conjunction with the accompanying audited consolidated financial statements, which have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).  The Consolidated Financial Statements, which include the accounts of INV and its subsidiaries, all of which are controlled by INV, have been prepared in accordance with U.S. GAAP.  Inter-company balances and transactions have been eliminated on consolidation.  Total shipments of steel products include intercompany shipments.  All references to “Sales” include shipping and handling fees and costs as per EITF Issue No. 00-10.  All references to “Net Sales” exclude shipping and handling fees and costs.  See “INV SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION,” footnote 1, for reconciliation between Sales and Net Sales.

The records of each of our operating subsidiaries are maintained in the currency of the country in which the operating subsidiary is located, using the statutory or generally accepted accounting principles of such country.  For consolidation purposes, the financial statements that result from such records have been translated to conform to U.S. GAAP and converted into U.S. dollars, the reporting currency.  The functional currency for Sidbec is the Canadian dollar, for IEG is the Euro and for all other operating subsidiaries is the U.S. dollar.  Transactions in currencies other than the functional currency of a subsidiary are recorded at the rates of exchange prevailing at the date of the transaction.  Monetary assets and liabilities in currencies other than the functional currency are re-measured at the rates of exchange prevailing at the balance sheet date and the related transaction gains and losses are reported in the statements of income.  Upon consolidation, the results of operations of our subsidiaries and affiliates whose functional currency is other than the U.S. dollar are translated into U.S. dollars at weighted average exchange rates in the year and assets and liabilities are translated at year-end exchange rates.  Translation adjustments are presented as a separate component of other comprehensive income in the Consolidated Financial Statements and are included in net earnings only upon sale or liquidation of the underlying foreign subsidiary or affiliated company.

Recent Developments

On October 25, 2004, INV announced that its board of directors had approved the ISG Merger.  ISG is one of the largest integrated steel producers in North America(11) and, since being formed in 2002, has grown rapidly by acquiring the steel making assets of LTV, Acme Steel and Bethlehem Steel, among others.

The ISG Merger is subject to approval by the shareholders of ISG and INV, as well as regulatory approvals and satisfaction of other customary closing conditions.  In addition, the ISG Merger is subject to the completion of the acquisition of LNM Holdings by INV.  INV expects that the ISG Merger will be completed in the first quarter of 2005.

Under the terms of the agreement with ISG, ISG shareholders will receive $21.00 per share in cash and a number of INV shares equal to $21.00 divided by the average closing price of INV for the 20 trading days prior to two days before the effective date of the merger, up to a maximum of 0.6087 shares and a minimum of 0.4793 shares.  The value in the merger would be $42.00 per ISG share, or $4.5 billion in the aggregate if the average price of INV class A common shares for the 20 trading days prior to two days before the effective date of the merger is between $34.50 and $43.81 per share.  ISG shareholders will be able to elect between cash and INV class A

(11)         Source:  International Iron and Steel Institure Report, “World Steel in Figure 2004”.

common shares, subject to proration such that 50% of the total consideration will be in cash and 50% will be in INV class A common shares.

Following the completion of the ISG Merger, ISG shareholders will own between approximately 6.9% and 8.6% of INV, depending on the average price of INV class A common shares for the 20 trading days prior to two days before the effective date of the merger.

Nine Months Ended September 30, 2004, compared to Nine Months Ended September 30, 2003

Review of Operating Results

INV reported an increase in net income to $887 million for the nine months ended September 30, 2004, compared to net income of $55 million for the nine months ended September 30, 2003.

During the nine months ended September 30, 2004, INV experienced benefits from the continued increase in the global demand and prices for steel beginning in 2004.  Sales of INV increased to $6.3 billion for the nine months ended September 30, 2004, compared to $4.0 billion for the nine months ended September 30, 2003.  This was partly due to an increase in average prices realized, which increased by 40% for the nine months ended September 30, 2004 compared to the same period in 2003.  The average price realized improved as a result of higher base selling prices, surcharges in the cost of raw materials and a more favorable product mix.  INV’s shipments increased to 12.4 million tons compared to 11.4 million tons for the same period in 2003.

The following tables give a summary of sales and shipment numbers at our main operating subsidiaries:

	Sales Nine months ended
	2004	2003
	($ millions)	($ millions)
Subsidiary
Inland, Sidbec	3,038	2,096
IEG	1,535	1,060
Other Subsidiaries	1,747	876

	Shipments Nine months ended
	2004	2003
	(thousand tons)	(thousand tons)
Subsidiary
Inland, Sidbec	5,470	5,105
IEG	3,081	2,774
Other Subsidiaries	3,838	3,495

As a result of the increase in the cost of iron ore, scrap, electricity, natural gas and transportation costs related to key inputs, the average cost per ton for INV increased by 20%, compared to the nine months ended September 30, 2003.  The rise in input prices for INV continues to be primarily a result of strong demand for steel from China.

Operating income for INV for the nine months ended September 30, 2004 was $1.2 billion, compared to a $129 million for the nine months ended September 30, 2003.

The following table gives a summary of operating income numbers at our main operating subsidiaries:

	Operating Income Nine months ended
	2004	2003
	($ millions)	($ millions)
Subsidiary
Inland, Sidbec	569	0
IEG	138	26
Other Subsidiaries	536	103

Liquidity and Capital Resources

INV’s principal sources of liquidity are cash generated from its operations and various working capital credit lines at its operating subsidiaries.

Capital expenditures for the nine months ended September 30, 2004 were $93 million, compared to $135 million for the nine months ended September 30, 2003.

Cash and cash equivalents were $170 million as at September 30, 2004, compared to $71 million as at September 30, 2003.

As of September 30, 2004 INV’s total external debt, which includes both long-term debt and short-term debt, was $1.8 billion, compared to $2.3 billion as at September 30, 2003.  Most of the external debt is secured by liens on specified assets of the relevant INV subsidiary and carry interest rates at varying levels based on a combination of fixed and variable interest rates.  Under most of the loan agreements, INV’s subsidiaries are required to comply with certain financial covenants.  As of September 30, 2004, INV’s subsidiaries were in compliance with all such covenants.  Approximately $1.2 billion of INV’s total external debt is guaranteed by INV.  INV has been able to decrease its total debt largely by prepaying long-term debt at its operating subsidiaries.  As a result, total debt has decreased by $514 million for the nine months ended September 30, 2004.

Outlook

In a press release dated October 25, 2004 announcing INV’s third quarter results 2004, INV stated the following in relation to the outlook for the fourth quarter 2004:  “The Company expects improved selling prices arising out of prior bookings of orders.  However, shipments in the fourth quarter will be lower due to seasonal factors.  There is also likely to be continued pressure on availability and cost of all major inputs.  Working capital is expected to continue to increase due to increases in input prices and costs.  Capital expenditures are expected to be slightly higher in the fourth quarter than in the third.  Overall, the Company expects to benefit from market conditions for its products.  The fourth quarter is expected to be in line with the third quarter.”

Factors Affecting the Business

Cyclicality of the Steel Industry

The steel industry is highly cyclical and is affected significantly by general economic conditions and other factors such as worldwide production capacity, fluctuations in steel imports/exports and tariffs.  Steel prices are sensitive to a number of supply and demand factors.  Recently, steel markets have been experiencing larger and more pronounced cyclical fluctuations.  This trend, combined with the upward pressure on costs of key inputs, mainly metallics and energy, presents an increasing challenge for steel producers.  The key drivers for maintaining a competitive position and good financial performance in this challenging environment are product differentiation, customer service, cost reduction and cash management.

In 2001, the steel industry faced a severe downturn, which gradually reversed in 2002.  Section 201 trade rulings in the United States and certain emerging shifts in global supply and demand for steel brought about improvements in both demand for and pricing of steel products.

In 2003, world crude steel production increased by 7%, primarily due to China where production increased by 21%, making it the largest steel producing nation.  Further, steel imports into China increased by 53% from 2002 to meet the demand from the automobile, white goods and construction sectors.  The strong demand in China increased prices for steel as well as key raw materials such as iron ore, coke, scrap and alloys.  To partly mitigate these input cost increases, steel companies in the United States started applying surcharges ranging from $20-$100 per ton in early 2004.

2004 sees similar trends to the previous year in terms of steel prices and raw material costs.  World crude steel production increased by 7.9% to 503.3 million metric tonnes in the first six months of 2004 compared to the same period in 2003.  The growth in 2004 continues to be led by China, which increased production by 21%, while growth in North America was 3% and growth in the European Union (including the 10 new member states in 2004 (the “EU-25”)) was 4%, largely led by robust growth in industrial production and gross domestic product (“GDP”) from the new member states of the European Union.  Costs of key raw materials have continued to increase due to lack of availability and higher freight costs, leading to even higher steel prices.(12)

Consolidation in the U.S. Steel Industry

Within the past two years, the U.S. steel industry has significantly consolidated, led by ISG, United States Steel Corporation (“US Steel”) and Nucor.  ISG is a new company formed through the acquisition by ISG of Bethlehem Steel, LTV, Acme Steel, Weirton Steel and Georgetown Steel in 2004.  US Steel acquired National Steel; Nucor acquired Birmingham Steel and Trico; while Steel Dynamics acquired Qualitech Steel and GalvPro.

The trend in consolidation is gradually coming to Europe, led by acquisitions made by The LNM Group and reports that other leading European steel producers are exploring opportunities to consolidate the European steel industry.

Global Steel Trade

The steel industry’s and our ability to sell products is influenced in varying degrees by trends in global trade for steel products, particularly trends in imports of steel products into our principal markets.  In the United States, Section 201 tariffs were in place through most of 2003.  U.S. steel imports fell by 29% primarily due to higher prices in China and most other markets, higher ocean freight costs and the weakening of the U.S. dollar.

In 2004, high freight costs and continuing demand in China, Asia and Europe protected the U.S. market from cheaper imports.  As a result, prices in North America have also shown an increasing trend in the first six months of 2004.  The increase in the average selling price is due to higher base prices, the industry’s implementation of pricing surcharges of over a $100 per ton designed to offset escalation in the prices of key input commodities such as coke, scrap and iron ore and continued strong demand from end-user segments.

The European Long Products Steel Industry

Overall GDP growth in the European Union (before the addition of 15 new member states in 2004 (the “EU-15”)) economies was 2%, driven by slow export-led growth in 2004 and reflected by modest growth in the steel industry.  The sharp appreciation of the Euro against the U.S. dollar receded during the second quarter of 2004 and eased steel imports into the EU-25.  Steel imports also declined due to the strong demand in the United States, Asia and China at attractive prices compared to 2003.  Industrial production in the EU-15 increased by 2.1% in the first half of 2004 compared to the same period last year.  Year-on-year, all end-user segments for steel showed an improvement in the first half of 2004 in line with the overall economic recovery.

Raw Materials and Ocean Freight Costs

Raw material prices and ocean freight costs have continued to increase in 2004, except for a marginal slow down in the second quarter of 2004.  These price increases are mainly due to shortages of key raw materials, ships as well as port congestion, which reduces availability of ships and consequently increases freight rates.

Chinese steel mills, which have usually sourced their iron ore from Australia, had to source iron ore from as far as Brazil to meet growing demand.  Imports of iron ore into China continued to increase by 48% through the first quarter of 2004 compared to the same period in 2003.  Iron ore deliveries into China are expected to be 200

(12)         Although steel prices do follow trends in raw material prices, the percent movements may not be to the same extent.  Percent increases in costs of input factors are driven by demand-supply balance, availability and demand from alternative markets.  Similarly steel pricing and demand is driven by demand from the end-user segments.  Steel price surcharges are often implemented to recover costs on contracted steel prices to recover increases in input costs.  However, spot market steel prices and short-term contracts are driven by market prices.

million tonnes in 2004.  This demand has increased not just iron ore prices by up to 40%, but also freight costs as demand for Capesize vessels increased in 2004.

Coking coal prices have been volatile over the last year.  Prices increased substantially due to increased demand.  However, coking coal prices eased marginally in the first half of 2004 on the back of increased coal production in the United States after a fire disrupted production in 2003 and improved coke export licenses in China.  China has also agreed to ship coke without export licenses, which also reduced prices during the first half of 2004.  Compared to 2003, however, coke export prices have increased in China due to a new value-added tax as well as removal of tax credits available in 2003.  Further, coke exports from China are also affected by the quality of transport infrastructure.  Overall, prices have increased more than three-fold compared to levels at the beginning of 2003.

Natural gas prices in North America continued to be close to $6 per mmbtu through most the first half of 2004.  Demand for natural gas in North America is increasing at around 3% per annum while supplies are increasing by only 1%.  Prices did not ease during the summer of 2004 mainly due to higher oil prices, flat imports, delays in bringing new production to market and sustained demand.

Demand for high-grade scrap continued to be robust in the first half of 2004.  During the first half of 2004, scrap prices in North America continued to be well over $300 per long ton for automotive bundles due to a combination of strong demand from the steel industry, transport availability and cost.  Scrap prices in Europe continued to increase on the back of export-led demand from Turkey and Asia.

Ocean freight rates declined from the all-time highs of February 2004 and began to rise again in July, exposing the fragile state of this supply/demand balance.  Strong demand in China for metallics has also increased the need for Capesize and Panamex vessels(13) to transport coking coal and ore.  In addition, longer voyage times to the Far East and port congestion in Asia as well as at loading ports contributed to the shortage of ships in the Western Hemisphere.  Given the inelastic nature of shipping capacity in the short term, this has increased freight costs by up to five times from September 2002 levels.

Impact of Exchange Rate Movements

The comparability of our consolidated financial statements for the periods presented in this prospectus is affected by currency translation resulting from our global operations.  This translation primarily affects those subsidiaries whose functional currency is other than the U.S. dollar.  The U.S. dollar weakened against the Euro by 7% and against the Canadian dollar by 3% from December 2003.  These exchange rate movements had an adverse impact on costs and competitive position of some of our subsidiaries, particularly our Canadian operating subsidiary.  On the other hand, Inland, our U.S. operating subsidiary should benefit going forward as imports become more expensive due to the weakness of the U.S. dollar.

Fluctuations in the exchange rates of the U.S. dollar, the Euro, the Canadian dollar, the Peso and other currencies expose our global business operations and, consequently, our reported financial results and cash flows to transaction risk.  We manage this risk through specific hedges to the extent management considers possible.

Critical Accounting Policies and Use of Judgments and Estimates

The information regarding and analysis of INV’s operational results and financial condition are based on figures contained in INV’s Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP.  The preparation of these financial statements requires INV’s management to make judgments in relation to certain estimates and assumptions used in the application of accounting policies.  These judgments and estimates are made on the basis of available facts and are a normal part of the process of preparing financial statements.  While

(13)         Capesize ships are very large bulk carriers with deadweight exceeding 150,000 tons.  Such ships are unable to go through the Suez Canal and therefore have to sail round the Cape of Good Hope to and from Europe.  Panamax ships are large ships capable of transiting the Panama Canal and have a deadweight of 55,000 tons.  (The maximum beam and draught allowed in the canal is approximately 106 feet and 39 feet fresh water).

the use of different assumptions and estimates could have caused the results to be different from those reported, INV believes that the possibility of material differences between two periods is considerably reduced because of the consistency in the application of such judgments.

The accounting policies that INV considers critical, in terms of the likelihood of a material impact arising from a change in the assumptions or estimates used in the application of the accounting policy in question, are outlined below.

Impairment of Long Lived Assets

According to SFAS No. 144, an impairment loss must be recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value.  The carrying amount of a long-lived asset is not recoverable if it exceeds the expected sum of the undiscounted cash flows over its remaining useful life.  Additionally, Accounting Principles Board (APB) No. 18, “The Equity Method of Accounting For Investment in Common Stock,” requires that a loss in value of an equity method investment that is other than a temporary decline should be recognized.  Based on these accounting standards, INV recognized the following impairments in 2002:

•                  Impairment of the idled 2A Bloomer and 21” Bar Mill at Inland, resulting in an asset write-off of $23 million, following an assessment that those facilities, which were idled in the fourth quarter of 2001, were unlikely to be restarted; and

•                  Write-off of the assets associated with the Empire Mine of $39 million in connection with the sale, effective December 31, 2002, of part of our interest in the Empire Partnership (and the sale of our related fluxing equipment) to a subsidiary of Cleveland-Cliffs Inc., thereby reducing our interest in the Empire Mine from 40% to 21%.  INV has assessed the impact of SFAS 144 in 2003 and concluded that there was no impact on the 2003 financial statements.

Deferred Tax Assets

INV charges tax expenses or accounts for tax credits based on the differences between the financial statement amounts and the tax base amounts of assets and liabilities.  Deferred tax assets are also recognized for the estimated future effects of tax losses carried forward.  INV annually reviews the deferred tax assets in the different jurisdictions in which it operates to assess the possibility of realizing such assets based on projected earnings.  It takes an appropriate valuation allowance where it appears more likely than not, based on these projections, that the deferred tax assets will not be realized.  INV expects that it is more likely than not that the deferred tax assets of $508 million as of June 30, 2004 will be fully realized.

Provisions for Pensions and Other Post Employment Benefits (SFAS 87 and 106)

INV’s operating subsidiaries have different types of pension plans for their employees.  Also, most of the subsidiaries in North America offer post employment benefits, primarily post employment health care.  The expense associated with these pension plans and employee benefits, as well as the carrying amount of the related liability/asset on the balance sheet is based on a number of assumptions and factors such as the discount rate, expected wage increases, expected return on plan assets, future health care cost trends and market value of the underlying assets.  Changes in any of these assumptions or market values, particularly in the case of the U.S. and Canadian subsidiaries, could have a material impact on the associated liabilities.  In 2003, the combined effects of improved market value of underlying pension assets and a reduction in the discount rate from 7.1% to 6.25% at the U.S. operating subsidiary resulted in an after tax charge of $82 million to Other Comprehensive Income (2002:  $273 million).

Review of Operating Results

Six Months Ended June 30, 2004 compared to Six Months Ended June 30, 2003(14)

INV reported an increase in net income to $427 million for the six months ended June 30, 2004, compared to $65 million for the six months ended June 30, 2003.

During the six months ended June 30, 2004, INV experienced benefits from the continued increase in the global demand for steel from 2003.  Sales of INV increased by 41% to $3,864 million for the six months ended June 30, 2004, compared to $2,738 million for the six months ended June 30, 2003.  This was partly due to an increase in average prices realized, which increased by 30% for the six months ended June 30, 2004 compared to the same period in 2003.  The average price realized improved as a result of higher base selling prices, surcharges in the cost of raw materials and a more favorable product mix.  INV’s shipments increased by 6% to 8.3 million tons compared to the same period in 2003.

The following tables give a summary of sales and shipment numbers at our main operating subsidiaries:

	Sales Six months ended
	2004	2003
	($ millions)	($ millions)
Subsidiary
Inland, Sidbec	1,862	1,410
IEG	1006	731
Other Subsidiaries	996	597

	Shipments Six months ended
	2004	2003
	(thousand tons)	(thousand tons)
Subsidiary
Inland, Sidbec	3,627	3,433
IEG	2,126	1,941
Other Subsidiaries	2,528	2,418

As a result of the increase in the cost of iron ore, scrap, electricity, natural gas and transportation costs related to key inputs, the average cost per ton for INV increased by 18%, compared to the six months ended June 30, 2003.  The rise in input prices for INV continues to be primarily a result of strong demand for steel from China.  However, INV’s gross margins increased from 11.25% for the six months ended June 30, 2003 to 20% for the six months ended June 30, 2004.  This increase is primarily due to increases in selling prices and increases in shipments, offset by higher input costs.

Operating income for INV for the six months ended June 30, 2004 was $584 million, compared to $133 million for the six months ended June 30, 2003.  Selling general and administrative expenses for INV increased by 8.3% for the six months ended June 30, 2004, to $91 million, compared to $84 million for the six months ended June 30, 2003 due to increased sales activity and higher transportation costs.

Interest expenses for INV increased from $85 million to $88 million as a result of costs arising from the debt issuance undertaken by Inland to refinance a term loan.

The following tables give a summary of operating income numbers at our main operating subsidiaries:

(14)         This interim presentation of operating results classifies our operations into two major regions:  “Europe” and “Americas.”  This presentation differs from the historical presentation of our operating results.  However, this interim presentation represents how we intend to present our financial information going forward.

	Operating Income Six months ended
	2004	2003
	($ millions)	($ millions)
Subsidiary
Inland, Sidbec	262	31
IEG	60	26
Other Subsidiaries	262	76

Year Ended December 31, 2003 compared to Year Ended December 31, 2002

During 2003, INV experienced some of the benefits from an increase in global demand for steel.  Sales increased by 11% to $5,441 million in 2003 due to a better average price realization.  Average prices realized in U.S. dollar terms increased by 7% due to a favorable mix of products.  Shipments increased by 1% to 15.2 million tons.  Net Sales (sales less freight and other handling costs) increased by 12% to $5,194 million.

Average cost per ton increased by 10% compared to 2002, to $308 primarily due to the increase in cost of iron ore, scrap, electricity, natural gas and transportation costs of key inputs.  The rise in input prices was primarily due to strong demand from the Chinese steel industry.  Consequently, gross margins declined from 11.5% to 9.6% in 2003 as increases in input costs could not be fully recovered through increases in prices.

Operating income in 2003 was $151 million compared to $142 million in 2002.  However, after adjusting for certain one-time items discussed below, operating income declined by 26% in 2003.  This was due to a combination of lower gross profits and increase in selling general and administrative expenses.  Selling general and administrative expenses increased by 8% primarily because of the appreciation of the Euro and the Canadian dollar against the U.S. dollar.  However, in local currency, these expenses decreased from 2002 levels in local currency.

Interest expenses decreased by 26% due to lower average borrowings and lower interest rates.  On the other hand current income tax provision increased to $57 million due to certain additional provisions in our U.S. operating subsidiary.

A combination of the above factors contributed to the increase in net income from $49 million in 2002 to $66 million in 2003.

The key performance indicators which management uses to analyze each operating subsidiary are Net Sales, average selling price, shipments, cost per ton, production, gross profit and operating income.  Management’s analysis of liquidity and capital resources is driven by working capital and operating cash flow.  The following analysis presents key performance indicators by each operating unit.  The gross profit and operating income analyses is carried out for INV as a whole.

Net Sales and Average Selling Prices

INV uses Net Sales numbers for managing its business.  All analyses presented here onwards are based on Net Sales numbers.  Net Sales exclude shipping and handling fees and costs charged to customers.  See “INV SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION,” footnote 1, for a reconciliation between Sales and Net Sales.  Net Sales numbers are stand-alone numbers for certain operating subsidiaries and include inter-company shipments.  The following table gives a summary of key Net Sales numbers:

	Net Sales (1)		Change in
	2003	2002	Net Sales	Shipments	Average Selling Price
	($ millions)	($ millions)	(%)	(%)	(%)
Subsidiary
Inland	2,151	2,223	(3)	(6)	3
Imexsa	850	649	31	23	9
Sidbec	560	534	5	2	(8	)*
CIL – Steel	234	183	28	17	9
CIL – Direct reduced iron	142	138	3	(8)	11
IEG	1,297	1,129	15	(10)	5	*

*                      For Sidbec and IEG change in Net Selling Price is based on Canadian dollar and Euro prices respectively.

(1)  Net Sales numbers are standalone numbers for certain operating subsidiaries and include inter-company sales.

At Inland, steel shipments in 2003 decreased to 5.3 million tons due to lower production levels resulting from the reline of the Blast Furnace No. 7 and generally softer market conditions.  The reduction in sales volume decreased sales revenue by 6% while higher selling prices increased sales revenue by 3%.  Average selling prices per ton increased by 3% to $419 per ton in 2003 from $407 per ton in 2002.  The improvement in prices came largely from our contract business, which more than offset the deterioration in spot market prices.

Imexsa benefited significantly from the strong global demand for slabs in 2003.  Imexsa’s Net Sales increased 31% compared to the prior year due to higher shipments.  Though Imexsa’s principal markets are NAFTA member states, higher demand in Asia, particularly China, resulted in lower imports from Asia and increased demand for Imexsa’s products in its principal markets.  Shipments to Asia contributed 22% of total shipments compared to none in 2002.  In 2002, production was disrupted by a natural gas shortage due to an explosion at the facilities of Pemex Gas y Petroquimica Basica (“Pemex”) in the fourth quarter.  During 2003, approximately 155,000 tons of production was lost due to a strike.  Average selling prices also increased by 9% during the year due to strength of the metallics market.

Sidbec’s performance was affected by the appreciation of the Canadian dollar by 12%, weak market conditions in North America and U.S. tariffs.  In Canadian dollars, average prices declined by 8% due to an unfavorable mix of products.  Weaker sales of finished products and higher sales of semi-finished products, namely slabs and billets, reduced the average price realization in 2003.  The United States is the main export market for wire rods and these sales were adversely affected by the strength of the Canadian dollar and U.S. tariffs.

Net Sales at CIL increased by 17% compared to 2002 primarily due to higher sales of wire rods and billets.  Billet sales benefited from a strong overseas demand led by a tight market for metallics.  Average billet prices increased by 19% and shipments increased by 171%.  CIL’s billet shipments and prices benefited from the strong demand for metallics in China.  Wire rod sales increased by 8% due to a 10% increase in average prices, offset by a decline in shipments by 2% due to the weak market in the United States and the impact of tariffs.  Wire rod prices improved primarily due to a better geographic mix.

IEG’s Net Sales increased by 15% compared to 2002 mainly due to the translation effect of the appreciation of the Euro in 2003.  The Euro appreciated by 20% against the U.S. dollar in 2003.  Average selling prices increased by approximately 5% in Euros and by 26% in U.S. dollar terms.  Shipments declined by 10% due to weak market conditions during 2003.

Cost of Sales and Cost Per Ton

Cost per ton at Inland increased by 9% in 2003 over the prior year.  Higher costs were incurred for natural gas, scrap, pension costs and higher absorption of fixed costs due to lower production.  Natural gas cost, which is largely driven by spot market gas prices in North America, increased by 90% from 2002 levels.  Average cost of scrap increased by 28% in 2003 due to strong export demand for scrap from China.  Inland’s average cost was also affected by the purchase of slabs during the reline of Blast Furnace No. 7, which increased overall cost of sales by $53 million, based on management estimates.  Lower production was largely due to the reline of Blast Furnace No. 7 for 77 days in 2003.

Imexsa’s cost per ton increased in 2003 by 9% over the prior year due to higher prices of natural gas, electricity and pellet feed.  Natural gas prices at Imexsa increased by 9% due to strong demand in North America.  Increases in natural gas prices were mitigated to some extent through gas hedges.  Pellet feed costs increased due to higher prices and higher ocean freight costs.  Higher labor costs under a new wage agreement also contributed to an increase in the cost per ton.

Cost per ton at Sidbec increased in 2003 by 13% mainly due to higher scrap, natural gas and direct reduced iron prices combined with the appreciation in the Canadian dollar by 12%.  Scrap prices increased by 37% at Sidbec due to the strength of the Canadian dollar and shortage of scrap in North America, which increased scrap prices.  Natural gas costs increased by 32% due to higher natural gas prices.

CIL’s cost per ton for direct reduced iron increased by 8% in 2003 mainly due to a 15% increase in iron ore prices.  Cost per ton of steel was flat, as increases in metallics cost and higher absorption of fixed costs were offset by improved yield and lower costs of billets used in wire rods.  Wire rod production was lower due to weaker demand and temporary shutdown for plant improvements to increase the efficiency of the wire rod plant.

Cost per ton at IEG increased in 2003 by 27% over the prior year, in U.S. dollars terms due to the weakening of the U.S. dollar, increase in iron ore prices, increase in scrap prices, higher energy costs and higher absorption of fixed costs due to lower shipments.  In Euro terms, the cost per ton increased by 6% primarily due to an 18% increase in scrap prices and a 6% increase in electricity prices.

Gross Profit

Overall gross profit (sales less cost of sales, excluding depreciation) declined by 7% and gross margin (gross profit divided by Net Sales) declined to 9.6% (2002:  11.5%).(15)  Increases in average selling price were only 7% compared to increase in the average cost per ton of 10%, which reduced the overall gross margins.  The comparative numbers of gross margin at INV’s operating subsidiaries were as follows:

	Gross Margin
	(%)
	2003	2002
(Subsidiary)
Inland	5.6	9.8
Imexsa	14.7	14.9
Sidbec	5.3	13.9
CIL	20.2	13.8
IEG	9.2	10.0

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased in 2003, by 8% mainly due to the appreciation of the Euro and the Canadian dollar against the U.S. dollar.  In local currency terms, these expenses were lower than 2002.

Other Operating Expenses

Other operating expenses in 2002 related to $39 million towards the write-off of Empire Mine investments and $23 million towards an impairment loss on the 2A Bloomer and 21” Bar mill.  These costs were absent in 2003.  See Note 13 to our Consolidated Financial Statements.

Operating Income

Comparative numbers of operating income and operating margin at INV’s operating subsidiaries were as follows:

	Operating Income / (Loss)			Operating Margin
	($ Millions)			(%)
	2003	2002		2003	2002
(Subsidiary)
Inland	(4)	33	*	(0.2)	1.2
Imexsa	84	61		9.8	9.4
Sidbec	(6)	41		(1.2)	7.7
CIL	51	18		13.4	5.6
IEG	27	31		2.1	2.7

(15)         Management believes that gross margin provides useful management information as a measure of gross profit over net sales.

* After write down of $62 million towards Empire Mine and 2A Bloomer and 21” Bar Mill

After adjusting for other operating expenses, adjusted operating income reduced by 26% during 2003.  Management believes that adjusted operating income is a useful indicator of the underlying trend in operating income.  These items represent items relating to impairment of fixed assets, write off of investments and closure of a subsidiary in 2001.  The inclusion of these items in operating income does not reflect the true underlying trend of operating income.  See “INV SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION,” footnote 2, and Note 13 to our Consolidated Financial Statements.  A reconciliation of reported operating income with adjusted operating income is summarized below:

(All amounts in $ millions)	2003	2002	2001

Reported Operating Income	151	142	(194)
Add: Other Operating Expenses	—	62	75
Adjusted Operating Income	151	204	(119)
Adjusted Operating Margin as a percentage of gross sales	2.8%	4.2%	(2.7)%

Other Income/(Expense)

Other income was higher by $9 million, or 20%, during 2003.  This increase was mainly due to the following one-time items:

On September 15, 2003, Inland entered into a settlement agreement with Ryerson Tull, pursuant to which Ryerson Tull paid Inland $21 million to release Ryerson Tull from various environmental and other indemnification obligations arising out of the sale by Ryerson Tull of Inland to INV in 1998.  The $21 million received from Ryerson Tull was paid into Inland’s pension plan, and went to reduce the amount of a Ryerson Tull guaranty/letter of credit provided to the PBGC upon the sale of Inland.  Inland also agreed with Ryerson Tull to, among other things, make specified monthly contributions to Inland’s pension plan totaling $29 million over the 12-month period beginning January 2004, thereby eliminating, by the end of such year, the obligation of Ryerson Tull to provide the continuing guaranty and letter of credit to the PBGC, which guaranty/letter of credit Inland had previously committed to take all necessary action to eliminate.  On September 15, 2004, Inland contributed the remaining $29 million.  In addition, Inland committed to reimburse Ryerson Tull for the cost of the letter of credit to the PBGC, and to give Ryerson Tull one-third of any proceeds that may become payable in connection with the NRDA settlement under an environmental insurance policy.

INV’s facilities in Duisburg, Germany had land in excess of current and future requirements.  This surplus land was sold in 2003 resulting in a gain of $3 million, which was recognized as Other income.

During the first quarter of 2003, INV purchased $25 million ($39 million in first quarter of 2002) of its own bonds at discounts from face value.  As a result of these purchases, INV recognized a gain of $14 million ($19 million net of tax in 2002) in Other income.  In accordance with SFAS 145 by INV as at January 1, 2003, gain or loss on extinguishments of debt that was previously classified as an extraordinary item in prior periods was reclassified and included within Other (income) expense, net on INV’s income statement.

Other components of Other income include (i) higher profits from joint ventures; (ii) income from royalties for the use of the INV trademark; and (iii) income from management services.  For further details see Note 6 to our Consolidated Financial Statements.

Financing Costs

Net interest expense (interest expenses less interest income) was 26% lower in 2003 at $151 million.  Interest expense decreased as a result of lower average borrowings and lower interest rates, which reduced borrowing costs.

Net Gain or Loss from Foreign Exchange

INV uses U.S. dollars as its reporting currency.  Movements in the exchange rates of the currencies of the countries in which INV has operations versus the U.S. dollar have an impact on the earnings of INV.  Such exchange rate movements, however, affect both revenues and costs.

At INV’s Canadian operating subsidiary, there is a U.S. dollar denominated term loan with an outstanding balance at December 31, 2003 of $236 million related to the acquisition of Inland.  Movements in the Canadian dollar / U.S. dollar exchange rates result in foreign exchange gains and losses at the subsidiary level, however, these are eliminated on consolidation.

At IEG and the Trinidadian operating subsidiary, the net impact of exchange rate movements is not significant.

At the Mexican operating subsidiary, exchange rate movements have an impact on earnings arising from (i) translation of certain Peso denominated liabilities, primarily deferred tax; (ii) the impact on local currency cost items; and (iii) tax credits or expense arising from translation of the U.S. dollar denominated monetary liabilities.  In 2003, Imexsa recorded an exchange gain of $6 million compared to $24 million in 2002.  This was mainly due to the lower depreciation of the Peso against the U.S. dollar.  In 2002, the Peso depreciated by 14% against the U.S. dollar, as compared to 8% in 2003.

Income Tax

INV recorded a current tax expense of $22 million in 2003 ($18 million in 2002).  Apart from the normal tax on profits, INV’s current tax expenses increased due to certain additional non-cash provisions made at Inland.  In 2002, the deferred tax benefit was higher due to the exchange loss on dollar denominated net monetary liabilities arising from depreciation of the currency during the year at Imexsa.  In 2003, this benefit was significantly lower at Imexsa.

Effect of Change in Accounting Principle

INV adopted the provisions of SFAS 143, Accounting for Asset Retirement Obligations, from January 1, 2003.  Based on analysis INV has performed, it has been determined that the assets for which an asset retirement obligation must be recorded are INV’s Minorca Mine, a subsidiary of Inland, and a property in Hamburg.  The cumulative impact of adopting SFAS 143 on January 1, 2003, is an increase in assets and liabilities of $9 million and $19 million, respectively.  At IEG, there was a provision of $11 million for retirement obligations on the same asset but not calculated in accordance with the provisions of SFAS 143.  Since this provision was no longer required, it was reversed.  Accordingly, a cumulative post-tax gain of $1 million is reflected on the Consolidated Statement of Income as a Cumulative Effect of Change in Accounting Principle.

Year Ended December 31, 2002 compared to Year Ended December 31, 2001

In 2002, INV’s sales volumes and selling prices increased by 7% and 6%, respectively, compared to 2001.  Operating income in 2002 was $142 million as compared to an operating loss of $194 million in 2001.  Net income for 2002 was $49 million as against net loss of $312 million for 2001.

Revenue

Sales increased by 9% from $4,486 million in 2001 to $4,889 million in 2002.  Total steel shipments increased by 7% from 14.1 million tons to 15.0 million tons.  Net Sales also went up during the same period from $4,278 million to $4,646 million, an increase of 9%.  Please refer to “INV SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION” for reconciliation between Sales and Net Sales.

INV uses Net Sales numbers for managing its business.  All the analyses presented here onwards are based on Net Sales numbers.

All the North American subsidiaries achieved improvements both in volume and average selling prices due to general improvements in the market conditions.  At IEG, Net Sales in U.S. dollars were higher due to appreciation of the Euro by 6% during the same period whereas steel shipments remained flat and average selling prices in Euros were marginally lower.

The following table gives a summary of key sales numbers:

	Net Sales (1)		Change in
	2002	2001	Net Sales	Shipments	Average Selling Price
	($ millions)	($ millions)%		%	%
Subsidiary
Inland	2,223	2,008	11	6	5
Imexsa	649	470	38	18	18
Sidbec	534	463	15	7	7
CIL – Steel	183	156	17	13	3
CIL – Direct reduced iron	138	128	8	1	7
IEG	1,129	1,070	5	1	(1	)*

*  For IEG the percentage change is based on Euro selling prices.

(1) Net Sales numbers are stand-alone for certain operating subsidiaries and include inter-company shipments.

At Inland, the 5% increase in selling prices was primarily due to an improvement in the spot market prices and certain contract sales, that were negotiated in the second half of 2002 as well as better product mix.

At Imexsa, shipments increased by 18% in spite of loss of production in the fourth quarter of 2002 caused by natural gas supply disruption following an explosion at the supplier’s premises.  Additionally, there was an 18% increase in selling prices primarily due to improved market conditions for slabs, mainly in the United States market, helped in part by the favorable Section 201 trade ruling.

At Sidbec, the 7% increase in shipments and the 7% increase in selling prices were primarily due to general improvement in the North American market environment following the Section 201 ruling in the United States.

At CIL, steel shipments in 2002 were higher by 13% as compared to 2001.  This, however, was primarily due to the fact that shipments in 2001 were partly impacted by the caster project implementation in the fourth quarter.  Direct reduced iron shipments were marginally higher in spite of being negatively impacted by non-availability of ships due to the prolonged general strike in Venezuela in the fourth quarter of 2002.  This impact was offset in part by higher selling prices primarily due to better market conditions.

At IEG, Net Sales in U.S. dollars were higher due to appreciation of the Euro against the U.S. dollar by 6% during the same period whereas steel shipments remained flat and average selling prices in Euros were marginally lower.

Costs

INV’s focus on cost reductions continued in 2002, resulting in cost savings of $125 million.  However, there were increases in the prices of key metallic inputs such as iron ore and scrap, resulting in a lower net cost reduction.

At Inland, costs were lower excluding the negative impact of $62 million from two one-time items as discussed below.  This was due to the benefits of ongoing cost saving efforts offset in part by increased prices of metallics.

At Imexsa, costs were marginally lower due to increased production offset in part by higher metallic prices.

At Sidbec, cost increased primarily due to increased cost of metallic inputs offset in part by better raw material input mix and ongoing cost reduction effort.

At CIL, cost of steel decreased primarily due to increased production as against the previous year.  Direct reduced iron cost decreased mainly due to better ore mix offset in part by higher costs.

At IEG, costs continued to be negatively impacted by increases in the prices of scrap.  Other increases include wage increases as per collective agreements.  These cost increases were partly mitigated by ongoing cost saving efforts.

The selling, general and administrative expenses were marginally lower, in spite of higher levels of operations.

Gross Profit and Operating Income

INV improved in both gross profit (sales less cost of sales, exclusive of depreciation) and operating income as a result of continuous cost reduction efforts as well as marginal increase in selling prices.  Gross profit increased by 150% from $213 million to $533 million.  There was an operating income of $142 million in 2002 as compared with an operating loss of $194 million in 2001.

The gross profit margin (gross profit as a % of Net Sales) improved from 5.0% to 11.5%, mainly due to improvements at the North American subsidiaries offset in part by reduction in IEG.  The operating margin (operating income as a % of Net Sales) was positive at 3.0% as against negative at 4.5% in 2001.

The comparative numbers of gross profit margin at INV’s operating subsidiaries were as follows:

	Gross Profit Margin (%)
	2002	2001
(Subsidiary)
Inland	10.0	0.5
Imexsa	14.9	3.7
Sidbec	13.9	9.0
CIL	13.8	4.7
IEG	10.0	11.3

Comparative numbers of operating income and operating margin at INV’s operating subsidiaries were as follows:

	Operating Income			Operating Margin
	($ millions)			(%)
	2002		2001	2002	2001
(Subsidiary)
Inland	33	(1)	(127) (2)	1.5	(6.3)
Imexsa	61		(18)	9.4	(3.8)
Sidbec	41		5	7.7	1.1
CIL	18		(11)	5.6	(3.8)
IEG	31		38	2.7	3.6

(1)               After write down of $62 million towards Empire Mine and 2A Bloomer and 21” Bar Mill.

(2)               After including $38 million towards certain one-time items.  (Reference is made to the subsection on “One-Time Items (Expense) Income,” below).

Other operating expenses during the year were $62 million as against $75 million in the previous year.  (Reference is made to the subsection on “One-Time Items (Expense) Income,” below).

Financing Costs

Net interest expense (interest expenses less interest income) was $203 million in 2002 compared to $228 million in 2001.  The decrease in interest expense was primarily due to the following reasons:

•                  interest expense in the fourth quarter of 2001 was higher due to inclusion of non-cash expenses of $15 million in accordance with SFAS No. 133, from marking to market value, in an interest hedge contract;

•                  savings in interest cost on floating rate debt due to a fall in the London Interbank Offered Rate (“LIBOR”); and

•                  reduction of debt.

This decrease was offset in part by debt restructuring costs at Imexsa.

Impact of Exchange Rate Movements

INV uses U.S. dollars as its reporting currency and has major steel manufacturing operations in six countries, including the United States.  Movements in the exchange rates of the currencies of the countries in which it has operations versus the U.S. dollar could normally be expected to have an impact on the earnings of INV.  Such exchange rate movements, however, affect both revenues and costs.  At INV’s Canadian, European and Trinidadian subsidiaries, the net impact of exchange rate movements is not significant.  At the Mexican subsidiary, exchange rate movements have an impact on earnings arising from (i) translation of certain Peso denominated liabilities, primarily deferred tax; (ii) the impact on local currency cost items; and (iii) tax credits or expense arising from translation of the U.S. denominated monetary liabilities.  In 2002, there was a gain from foreign exchange of $23 million and a Deferred Tax Credit of $56 million.

One-Time Items (Expense) Income

INV recorded the following one-time items (all amounts in $ millions):

Item Description	2002	2001	Included in
Slab reheating furnace start-up costs	—	(28)	Cost of Sales
Workforce restructuring provision	—	(18)	Cost of Sales
Credit for settlement of lawsuit	—	8	Cost of Sales
Write down in value of e-commerce software	—	(17)	Other operating expenses
Impairment loss on ocean-going vessels	—	(22)	Other operating expenses
Provision for arbitration related to scrap supply contract	—	(19)	Other operating expenses
Irish Ispat Closure	—	(17)	Other operating expenses
Write-off of investments in e-commerce activities	—	(19)	Other income / (expense)
Write-down of 2A Bloomer and 21” Bar Mill	(23)	—	Other operating expenses
Write-down in investments of Empire Mine	(39)	—	Other operating expenses
Gain on sale of assets by pipe making subsidiary in Mexico	7	—	Other income / (expense)
	(62)	(132)

During 2002, INV recognized impairment of its idled 2A Bloomer and 21” Bar Mill at Inland, resulting in an asset write-off of $23 million.  In the case of the 2A Bloomer, Inland conducted a FAS 144 impairment test based on the comparative costs of the two alternatives of (i) using the Bloomer to produce billets and purchase additional slabs and (ii) idle the Bloomer and purchase billets instead.  It was determined, following the above comparative evaluation and based on current and expected market conditions for semi-finished steel, that it would not be economical to operate the 2A Bloomer.

In the case of the 21” Bar Mill, Inland took into account the fact that, arising from recent developments in the market, its competitive position has been adversely affected.  Inland determined, considering this and other factors, that the continued operation of the 21” Bar Mill will not generate positive long-term cash flow.

Inland also recognized the write-off of its investment in the Empire Mine.  The amount of the write-off was $39 million.  The write-off was based on the determination, following a FAS 144 impairment test, which was performed taking into account the negative and deteriorating financial performance over the last two years as well as the terms of the recently concluded sale of part of its interest in the Mine, that its investment in the Mine was impaired and the fair value of the investment was $1.

Imexsa recorded a gain of $7 million, representing its share of the profit arising from the sale of assets of its 51%-owned pipe making subsidiary.

During 2002, the U.S. operating subsidiary purchased $39 million bonds at discounts from face value.  As a result of these early redemptions, the U.S. operating subsidiary recognized an extraordinary gain of $30 million.  This gain after tax was $19 million.

NOTE:  In accordance with SFAS 145 by INV as of January 1, 2003, gain or loss on extinguishments of debt that was previously classified as an extraordinary item in prior periods was reclassified and included within Other (income) expense, net on INV’s income statement.

Income Tax

INV recorded a current tax expense of $18 million ($8 million in 2001) in 2002 primarily due to inclusion of certain tax payments at Imexsa arising as a result of the 1999 reforms of the Mexican Tax Code’s Consolidation Regime.

There was a deferred tax benefit of $72 million in 2002 (benefit of $114 million in 2001).  The deferred tax benefit was primarily due to the exchange loss on the U.S. dollar denominated net monetary liabilities arising from depreciation of the currency during the year in Mexico as well as losses at Inland due to non-cash write down as discussed above.

Net Income

There was a net income of $49 million in 2002 compared to a net loss of $312 million in 2001 due to the reasons discussed before.  The 2002 net income included an extraordinary gain of $19 million after tax arising out of repurchase of debt at a discount at Inland as mentioned before.

Liquidity and Capital Resources

Six Months Ended June 30, 2004 compared to Six Months Ended June 30, 2003

INV’s principal sources of liquidity are cash generated from its operations and various working capital credit lines at its operating subsidiaries.

In the first six months of 2004, INV generated $284 million from its operating activities, compared to $73 million for the same period in 2003.  This increase was due to higher volumes of operations and sales offset by higher inventory levels.

Capital expenditures for the six months ended June 30, 2004 were $56 million, compared to $56 million for the six months ended June 30, 2003.  Capital expenditures throughout the six months ended June 30, 2004 included furnace repair for Blast Furnace No. 6 at Inland at a cost of approximately $3 million, installation of zinc quench technology at Inland at a cost of approximately $2 million, RHTL degasser and oxygen plant at Imexsa at a cost of approximately $21 million and a change of tubes and catalyst for the direct reduced iron plant at CIL at a cost of approximately $5 million.

Cash and cash equivalents were $143 million at June 30, 2004, compared to $65 million at June 30, 2003.  In addition, INV’s operating subsidiaries had available borrowing capacity of $223 million at June 30, 2004, which included receivable factoring and securitization facilities.

At June 30, 2004 INV’s total external debt, which includes both long-term debt and short-term debt, was $2,117 million, compared to $2,251 million at June 30, 2003.  Most of the external debt is secured by liens on specified assets of the relevant INV subsidiary and carry interest rates at varying levels based on a combination of fixed and variable interest rates.  Under most of the loan agreements, INV’s subsidiaries are required to comply with certain financial covenants.  As of June 30, 2004, INV’s subsidiaries were in compliance with all such covenants.  Approximately $1,410 million of INV’s total external debt is guaranteed by INV.  INV has been able to decrease its total debt largely by prepaying long-term debt at its operating subsidiaries.  As a result, total debt has decreased by $160 million for the six months ended June 30, 2004, compared to debt reduction of $54 million in the same period of 2003.

Year Ended December 31, 2003 compared to Year Ended December 31, 2002

INV’s principal sources of liquidity are cash generated from operations and various working capital credit lines at its operating subsidiaries.  A summary of the cash flow is given below.

(All amounts in $ millions)	2001	2002	2003
	Restated (1)	Restated (1)
Net cash provided from operating activities	22	138	189
Net cash used in investing activities	(35)	(80)	(124)
Net cash used by financing activities	(118)	(71)	(63)

(1)               Subsequent to the issuance of the consolidated financial statements for the period ended December 31, 2003, INV determined that it should have eliminated the gains on the early extinguishment of debt in computing 2002 and 2001 Cash flows provided from operating activities rather than being reported as part of INV’s Cash flow used by financing activities.  Additionally, in 2001, a non-cash equity investment was included in Cash flows from operating activities and investing activities, rather than being excluded from the statement of Cash flows and disclosed as a non-cash investment.  A restatement of the consolidated financial statements was reflected in INV’s Form 20-F/A, dated August 9, 2004.

(All amounts in $ millions)	As Previously Reported	As Restated Year Ended December 31, 2002
Year Ended December 31, 2002
Cash flows provided by operating activities	168	138
Cash flows used in financing activities	(101)	(71)
Year Ended December 31, 2001
Cash flows provided by operating activities	40	22
Cash flows used in investing activities	(48)	(35)
Cash flows used in financing activities	(123)	(118)

Net Cash Provided From Operating Activities

In 2003, cash flow from operations increased by 37% or $51 million mainly due to improvement in working capital.  Net working capital (defined as Accounts Receivable plus Inventories plus Other Current Assets minus Trade Accounts Payable minus Accrued Expenses) contributed $172 million to operating cash flows primarily due to the reduction of inventories and receivables.  Inventories decreased by $106 million and trade accounts receivable decreased by $49 million.  Cash flow from operating activities also included $126 million of cash contribution to its pension plan by our U.S. operating subsidiary.

Net Cash Provided From Investing Activities

Net cash used in investing activities increased by $44 million due to capital expenditures on the reline of Blast Furnace No. 7 at Inland.  The reline of Blast Furnace No. 7 constituted $89 million of the total capital expenditures of $164 million.  Other capital expenditures at Inland aggregated $22 million.

Capital expenditures in 2003 were $164 million as against $108 million in 2002 and $97 million in 2001.  Apart from $89 million in 2003 and $12 million in 2002 spent on the reline of Blast Furnace No. 7 at Inland (included in the total capital expenditures mentioned above) capital expenditures in 2003 and 2002 were largely restricted to spending required to maintain the operating condition of our plant and equipment.

INV expects to incur the following amounts, over and above the maintenance capital expenditures on the following projects in 2004:

•                  furnace repair for Blast Furnace No. 6 at Inland, $3 million;

•                  installation of zinc quench technology at Inland, $2 million;

•                  RHTL degasser and an oxygen plant at Imexsa, $21 million; and

•                  change of tubes and catalyst for a direct reduced iron plant at CIL, $5 million.

Net Cash Provided From Financing Activities

Net utilization of cash from financing activities was reduced to $63 million (2002 utilization:  $71 million).  Total long-term debt repaid during 2003 was $155 million (2002:  $118 million).  INV also received a long-term loan of $94 million from an affiliate.  See Note 6 to our Consolidated Financial Statements.

Total debt decreased by $7 million in 2003.  This reduction is a result of debt repayments of $152 million at certain of our subsidiaries offset by $145 million relating to additional borrowing and the exchange rate impact.  INV has scheduled amortizations of debt in 2004 of $196 million.  In general, INV plans to accelerate debt reduction by using all surplus cash generated towards debt repayment.  INV expects its liquidity to improve in 2004.  The improvement is expected to come mainly from cash generated by operations.  Overall liquidity in 2004 is expected to be adequate to meet the needs of the business, to finance capital expenditures (expected to be approximately $105 million), meet the scheduled amortization of debt, and provide for additional debt amortization.  See also

“MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR INV—Recent Developments.”

Sources and Uses of Cash

Working Capital

At December 31, 2003, INV’s cash and cash equivalents amounted to $80 million ($77 million at December 31, 2002).  In addition, INV’s operating subsidiaries had available borrowing capacity under their various credit lines, including receivable factoring and securitization facilities, of $337 million ($308 million at December 31, 2002).  The following table gives the details of working capital credit facilities at our principal operating subsidiaries:

Subsidiary

	Limit		Utilization		Availability*
(All amounts in $ millions)	Dec. 2002	Dec. 2003	Dec. 2002	Dec. 2003	Dec. 2002	Dec. 2003
Inland	294	381	234	281	60	100
Sidbec	111	123	13	30	98	93
CIL	57	65	57	61	0	4
IEG	66	75	41	50	25	25

* Corresponding exercisable limits are lower and based on the level of inventory/receivable.

Factoring and Securitization

In addition to the credit facilities listed above, certain of INV’s European subsidiaries were parties to receivables factoring and securitization facilities as per the following details:

Subsidiary

	Limit		Utilization		Availability*
(All amounts in $ millions)	Dec. 2002	Dec. 2003	Dec. 2002	Dec. 2003	Dec. 2002	Dec. 2003
IEG – Receivables Factoring	257	261	132	159	125	102

*  Corresponding exercisable limits are lower, which are based on the level of inventory/receivable.

Debt

INV’s total external debt—both long and short term—was $2,277 million at December 31, 2003.  The corresponding amount as at December 31, 2002 was $2,284 million.  The following table gives details of debt at our principal operating subsidiaries:

Subsidiary

	Long-Term Debt (LTD)		Payable to Bank		Current Portion of LTD		Total Debt
(All amounts in $ millions)	Dec. 2002	Dec. 2003	Dec. 2002	Dec. 2003	Dec. 2002	Dec. 2003	Dec. 2002	Dec. 2003
Inland	1,086	1,100	9	21	7	7	1,102	1,128
Imexsa	428	387	0	0	15	31	443	418
Sidbec	236	118	13	30	54	119	303	267
CIL	106	80	57	61	29	26	192	167
IEG	131	139	41	50	4	1	176	190

Total debt of IEG in local currency terms was reduced by €18 million for the year.  The increase in the U.S. dollar amount is due to translation from the Euro to the U.S. dollar.

Most of INV’s debt is secured by liens on specified assets of the relevant subsidiary and carries interest rates at varying levels based on a combination of fixed and variable interest rates.  The details are given in Note 8 to our Consolidated Financial Statements.  Most of the loan agreements require our subsidiaries to comply with certain financial and other covenants.  At December 31, 2003, all our subsidiaries were in compliance with all such covenants.  Approximately $1.5 billion of the above debt was guaranteed by INV.

Please refer to “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR INV—Trend Information—Funding” for a discussion on certain refinancing activities.

Inland Pension Funding

On September 15, 2003, Inland entered into a settlement agreement with Ryerson Tull, pursuant to which Ryerson Tull paid Inland $21 million to release Ryerson Tull from various environmental and other indemnification obligations arising out of the sale by Ryerson Tull of Inland to INV in 1998.  The $21 million received from Ryerson Tull was paid into Inland’s pension plan, and went to reduce the amount of a Ryerson Tull guaranty/letter of credit provided to the PBGC upon the sale of Inland.  Inland also agreed with Ryerson Tull to, among other things, make specified monthly contributions to Inland’s pension plan totaling $29 million over the 12-month period beginning January 2004, thereby eliminating, by the end of such year, the obligation of Ryerson Tull to provide the continuing guaranty and letter of credit to the PBGC, which guaranty/letter of credit Inland had previously committed to take all necessary action to eliminate.  On September 15, 2004, Inland contributed the remaining $29 million.  In addition, Inland committed to reimburse Ryerson Tull for the cost of the letter of credit to the PBGC, and to give Ryerson Tull one-third of any proceeds that may become payable in connection with the NRDA settlement under an environmental insurance policy.

Inland has made cash contributions to its pension plan of approximately $313 million since 1998 through December 31, 2003, including approximately $125 million during 2003.  The contribution required in 2004 is $111 million, of which $67 million had been paid as of June 30, 2004.

Funding obligations depend upon future asset performance, the level of interest rates used to measure Employee Retirement Income Security Act minimum funding levels, actuarial assumptions, union negotiated changes and future government regulation.  Any such funding requirements could have an unfavorable impact on our borrowing arrangements and cash flows.

For further details concerning our pension plans, please refer to Note 11 to our Consolidated Financial Statements.

Shareholders’ Equity

In 2003, the combined effect of improved market value of underlying pension assets and a reduction in the discount rate from 7.1% to 6.25% resulted in an after tax charge of $79 million to Other Comprehensive Income (2002:  $273 million).

Shareholders’ equity increased by $21 million to $149 million at December 31, 2003.  During 2003, INV repurchased 2.6 million of its own shares for $9 million.

Year Ended December 31, 2002 compared to Year Ended December 31, 2001

INV’s principal sources of liquidity are cash generated from its operations and various working capital credit lines at its operating subsidiaries.

In 2002, INV generated $138 million of cash from its operating activities as compared with $22 million during 2001.  Since volumes of operations and sales were higher than the last year, particularly in the fourth quarter, inventory levels were higher, and net working capital (defined as Accounts Receivable plus Inventories plus Other Current Assets minus Trade Accounts Payable minus Accrued Expenses) was also higher.

Capital expenditures during 2002 were $108 million compared to $97 million in 2001.  Capital expenditures during the year included partial reline of Blast Furnace No. 5 at Inland at a cost of approximately $17 million.  INV also incurred $13 million for the preparatory work for the reline of Blast Furnace No. 7 of Inland and completion of a bar mill upgrade (Kocks Block) at Unimétal at a cost of $4 million.

At December 31, 2002, INV’s cash and cash equivalents were $77 million ($85 million at December 31, 2001).  In addition, INV’s operating subsidiaries had available borrowing capacity under their various credit lines, including receivable factoring and securitization facilities, of $308 million ($354 million at December 31, 2001).  The following table gives the details of working capital credit facilities at various units:

Subsidiary

(All amounts in $	Limit		Utilization		Availability*
millions)	2002	2001	2002	2001	2002	2001
Inland	294	305	234	202	60	103
Sidbec	111	105	13	13	98	92
CIL	57	81	57	81	0	—
IEG	66	87	41	31	25	56

Off-Balance Sheet Arrangements

For a discussion of our off-balance sheet arrangements, refer to Note 19 to our Consolidated Financial Statements.

Sources and Uses of Cash

Factoring and Securitization

In addition to the credit facilities listed above, certain of INV’s European subsidiaries were parties to receivables factoring and securitization facilities as per the following details:

Subsidiary

	Limit		Utilization		Availability*
(All amounts in $ millions)	2002	2001	2002	2001	2002	2001
IEG – Receivables Factoring	257	213	132	110	125	103

*  Corresponding exercisable limits are lower, which are based on the level of inventory/receivable.

For further details, please refer to Note 19 to our Consolidated Financial Statements.

Debt (Refer to Note 8 to our Consolidated Financial Statements)

INV’s total external debt, both long and short term, was $2,284 million.  The corresponding amount as at December 31, 2001 was $2,379 million.  The following table gives significant details:

Subsidiary

(All amounts in $	Long-Term Debt (LTD)		Payable to Bank		Current Portion of LTD		Total Debt
millions)	2002	2001	2002	2001	2002	2001	2002	2001
Inland	1,086	1,093	9	23	7	7	1,102	1,123
Imexsa	428	377	0	0	15	124	443	501
Sidbec	236	295	13	13	54	18	303	326
CIL	106	135	57	81	29	26	192	242
IEG	131	120	41	31	4	0	176	151

Most of the debt is secured by liens on specified assets of the relevant subsidiary and carry interest rates at varying levels based on a combination of fixed and variable interest rates.  The details are given in Note 8 to our Consolidated Financial Statements.  Most of the loan agreements require our subsidiaries to comply with certain financial and other covenants.  At December 31, 2002, all our subsidiaries were in compliance with all such covenants.

Approximately $1.6 billion of the above debt was guaranteed by INV.

INV has been able to decrease its total debt at all its operating subsidiaries.  At IEG, although Long-Term Debt was reduced during the year by €10 million, the translation effect arising from the strengthening of the Euro against the U.S. dollar by 19% caused the Long-Term Debt, in U.S. dollars, to increase by $11 million.

Debt repayments during the year were $105 million.

The main sources of the improvements in cash generated by operations are higher average selling prices of its products, higher shipments and cost savings from its ongoing cost reduction program (offset partly by expected increases in certain key cost items).  However, the expected improvements in liquidity are not entirely dependent on higher prices and cost reductions.  If average selling prices and cost levels were to stay at the same levels as in the fourth quarter of 2002, INV’s overall liquidity would still be adequate to take care of working capital needs of the business, capital expenditures as planned and scheduled amortization of debt.  In such an event, the impact will be only on cash availability to repay debt over and above the scheduled amortizations.

Out of the $308 million undrawn lines available at December 31, 2002, $57 million at CIL consisted of uncommitted (on demand) lines,(16) while all the rest consisted of committed lines.

Shareholders’ Equity

As a result of changes in market interest rates, the market value of pension assets and key assumptions used in estimating pension cost and liability, INV’s U.S. and Canadian subsidiaries recorded additional minimum pension liability.  This adjustment was recorded in Other Comprehensive Income and the amount was approximately $273 million net of income tax.  The shareholders’ equity reduced from $338 million at December 31, 2001 to $128 million at December 31, 2002.  Out of the above Other Comprehensive Income adjustment of $273 million, Inland recorded a $251 million Additional Minimum Pension Liability due to the combined effects of declining equity market performance and a reduction in the discount rate from 7.5% to 7.1%.

Treasury Stock Movements

During the year 2002, INV sold 2,117,781 of its treasury stock shares to Ispat Inland Savings and Investment Plan for a total consideration of $5 million.  Also, INV bought back 139,200 of its shares from the open market during the year at an average consideration of $2.25 per share under a share buy-back program announced by INV on October 28, 2002.

Research and Development, Patents and Licenses

Research and development costs were $14 million in 2003, unchanged from 2002.  These costs are fully expensed as incurred.

Trend Information

Steel Industry

In 2003-2004, steel markets have been dominated by increased consumption in China due to the high GDP growth and capital investment.  In 2004, China is expected to increase production of crude steel by 13% and contribute 28% of global steel output.  This rate of growth is expected to slow down gradually in the second half of 2004 due to tightening economic policies of the Chinese government.  Excluding China, steel production is expected

(16)         An uncommitted (on demand) line is a credit line that the bank can withdraw at any time, similar to temporary bank overdrafts.  The withdrawal of such facility is entirely at the discretion of the bank.

to increase by 6% in 2004 driven by strong economic recovery in Asia, Europe, Japan and the United States.  Steel producers in Europe are expected to pass on announced price increases for the fourth quarter of 2004 on the back of high world price rises during the summer, due to strong U.S. stock rebuilding and a rebound in Chinese industrial investment.  The general confidence of steel manufacturers in this rising trend of steel prices until the end of 2004 has resulted in further announcements of price increases for early 2005.  This is likely to be more difficult to pass on if recent price weakness in the United States persists and Chinese demand slows once again.  Currently there are three threats to the growth in the global steel industry for the remainder of 2004:

•                  Recent increases in interest rates in China, combined with other forms of government intervention to curb current inflation rates, could result in lower fixed asset investment and depreciate the Renminbi against the U.S. dollar;

•                  Chinese demand and high ocean freight costs reduced imports into the EU-25 and United States.  However, this trend may not continue if there is a slow down in the Chinese economy.  This could encourage cheaper imports into these markets and affect steel producers; and

•                  Rising oil prices could affect economic growth globally and affect steel demand and consumption.  In addition, rising oil prices will also be reflected in higher natural gas prices as the Northern Hemisphere enters the winter season.

In North America, base price increases and price surcharges to compensate for the surge in raw material price were announced in December 2003, and again in 2004.  The full impact on the contract side of the business of base price increases are expected to benefit the second half of 2004 and the first half of 2005.  However, spot prices for hot rolled and cold rolled products have slightly softened since August 2004.

In Europe, real steel consumption is expected to increase by 3% in 2004.  In addition to some export-led growth, stock replenishment from end-user segments.  2004 started with lower stocks and the economic recovery in Europe has seen improving demand in capital goods, which is expected to increase steel consumption in tubes, mechanical engineering, automotives and construction sectors.  However, the slow pace of recovery in Germany is likely to dampen growth.

Sales

The second half of 2004 should continue to see increases in sales due to stronger demand, improved steel prices and higher operating levels.  Higher demand for steel is driven not only by China but also the recovery in United States, Europe, Japan and Asia.  INV’s U.S. operating subsidiary is expected to show better results in the second half of 2004.  Our Mexican and Trinidadian operating subsidiaries are expected to benefit from higher prices for slabs, billets and direct reduced iron.  IEG is expected to increase prices with the increase in demand and to recover increasing raw material costs.  Overall, we expect higher shipments, higher average price and improved product mix.

Costs

The increased global demand for steel has resulted in significant price increases for key commodity inputs such as iron ore, scrap, coke and alloys.  Price increases in 2004 are expected to be exacerbated by limited availability and continuing volatility in the commodities markets.  Input price increases will adversely impact our operating costs significantly.  Shortage of supply of key raw materials may also result in production constraints.  However, our internal resources and negotiated commitments should enable us to avoid any material decrease in steel production resulting from shortfalls in raw materials.

In 2004, world iron ore prices increased by 9%, in addition to approximately 20% increase in the previous two years.  This trend is expected to continue in the foreseeable future with iron ore producers already announcing price increases of 20% for 2005 contracts.  Most of the increase in demand is expected to come from China and the rest from Europe, Japan and other countries as world steel production is forecast to exceed one billion tons.  INV’s iron ore requirements will be met through production from its wholly or partly owned mines, long-term purchase contracts and some spot purchases.

INV does not have any long-term contracts for scrap.  Consequently, IEG and Sidbec are vulnerable to movements in spot market scrap prices.  However, scrap constitutes only a portion of the metallics requirements of these two subsidiaries.  In addition, CIL, IHSW and Sidbec also use internally produced direct reduced iron.  IEG also uses hot metal, which it procures under long-term contracts with ThyssenKrupp and Arcelor in Germany and France respectively.

Coking coal availability is expected to continue to be tight in 2004.  INV’s major coke requirements are at Inland.  Approximately 65% of its coke requirements are satisfied under a long-term purchase contract with a supplier that constructed a heat recovery coke battery on land leased from Inland at our Indiana Harbor Works.  Most of our requirements for 2004 have been contracted.

The surge in oil prices, expectations of a severe winter in the Northern Hemisphere and increase in consumption of natural gas has contributed to higher prices during 2004.  High natural gas prices are expected to continue for the foreseeable future.  The natural gas futures contracts for December 2004 in North America are currently trading at around $8 per mmbtu.

Ocean freight costs have marginally eased from peak levels in early 2004, but the market continues to be firm.  The continuing increases in global demand, particularly in China for iron ore and metallics are expected to continue to fuel demand and consequently increase freight costs for the remainder of 2004.  INV has contracted a portion of its ocean freight requirements.

Funding

We have $531 million of scheduled debt amortization between 2004 and 2006, $175 million of which is from a revolving credit facility at our U.S. operating subsidiary that we expect to refinance or extend.  Out of this $381 million relates to our U.S. and Canadian operating subsidiaries, $181 million at Inland and $200 million at Sidbec.

On March 25, 2004, INV and Inland guaranteed $800 million principal amount of senior secured notes issued by Ispat Inland ULC, a wholly owned subsidiary of INV.  This offering was comprised of $150 million of floating rate notes bearing interest at LIBOR plus 6.75% due April 1, 2010 and $650 million of fixed rate notes bearing interest at 9.75% (issued at 99.212% to yield 9.875%) due April 1, 2014.  The $775.5 million net proceeds from the offering were used (i) to retire the entire balance outstanding of $661.5 million of Tranche B and Tranche C loans under the Credit Agreement dated July 16, 1998, as amended, with a syndicate of financial institutions for whom Credit Suisse First Boston was the agent, and (ii) repay the entire balance outstanding of $105 million under the inventory revolving credit facility, with the remainder of the proceeds used to reduce the amount outstanding under the receivables revolving credit facility.  Series U and W First Mortgage Bonds were retired at the close of the refinancing.  The early retirement of the term loans was done at par, without prepayment penalty.

Sidbec has obtained an extension of the maturity of both the July 2004 and January 2005 installments to January 2006.  In addition, Sidbec has also extended its working capital credit facility by five years.

We expect the pension expense at Inland for 2004 will be higher due to a further decrease in interest rates during 2003.  The contribution required in 2004 is $111 million, of which $67 million had been paid as of June 30, 2004.

Recent Developments

Countervailing Duty at Sidbec

On November 3, 2003, following a joint request from U.S. producers and our Canadian operating subsidiary, the U.S. Department of Commerce initiated a changed circumstances review of the countervailing duty order on carbon and certain alloy steel wire rod from Canada.  These duties were imposed in 2001.  As a result, the U.S. Department of Commerce revoked the countervailing duty order on January 23, 2004 and instructed U.S. Customs to refund all countervailing duty deposits made by the Canadian operating subsidiary on or after February 8, 2002.  See also “INV—Regulation and Litigation.”

Sale, Chartering and Refinancing of Ships

On March 21, 2003, INV sold M/V Ispat Kirti for $7.5 million and by a charter agreement of the same date chartered the same vessel for a term of six years.

By an agreement dated August 22, 2003, M/V Bulk Ispat Leher, jointly owned by INV and Coeclerici Ceres Bulk Carriers N.V., was refinanced through DVD Bank A.G. for $15 million.

On February 18, 2004, INV sold M/V Geeta for $18.2 million and by a charter agreement of the same date chartered the same vessel for a term of five years with an option to the buyer of the ship to extend the term of the charter by an additional two years.

On November 1, 2004, INV sold M/V Ispat Umang for $20.5 million.

Carbon Emissions Trading

Under Directive 2003/87/EC (the “Directive”) dated October 13, 2003 the European Union, established a scheme for greenhouse gas emission allowance trading within the European Community.  Member States must ensure that, from January 1, 2005, no installation undertakes any activity listed in Annex I of the Directive, resulting in emissions specified in relation to that activity unless its operator holds a permit issued by a competent authority.  INV is currently examining the matter and will formulate a response to this development designed to ensure compliance.

Income Taxes

Germany has introduced significant tax law changes, which may result in increased tax payments from fiscal years 2004 onwards.  Major items are the introduction of a restriction concerning the utilization of loss carryforwards (minimum taxation), which affects the German subsidiaries in respect of corporate tax.  The loss utilization is restricted to only 60% of the annual taxable income.  In addition, tightened thin capitalization rules have been introduced, which could have a significant impact as from 2005.  The debt to equity ratio for the qualified German holding companies has been set at 1.5:1 instead of previous 3:1.  See “RISK FACTORS—Risk Factors Related to INV’s and LNM Holdings’ Businesses—The income tax liability of INV and LNM Holdings may substantially increase if the tax laws and regulations in countries in which INV and LNM Holdings operate change or are subject to varying interpretations and inconsistent enforcement or if the operating subsidiaries of INV or LNM Holdings are unable to utilize certain tax benefits.”

Off-Balance Sheet Arrangements

We have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.  For a discussion of off-balance sheet arrangements for the year ended December 31, 2002 compared to year ended December 31, 2001, refer to Note 19 to our Consolidated Financial Statements.

Tabular Disclosure of Contractual Obligations

INV has various purchase commitments for materials, supplies and items of permanent investment incidental to the ordinary course of business.  Management believes that these commitments are not in excess of current market prices and reflect normal business operations.  INV had outstanding at December 31, 2003, various long-term obligations that will become due in 2004 and beyond.  These various purchase commitments and long-term obligations will have an effect on INV’s future liquidity and capital resources.  The table below shows, by major category of commitment and long-term obligations outstanding as of December 31, 2003, INV’s current estimate of their annual maturities.

Nature and business purpose of the transaction

(All amounts in $ millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations—Note 8 to our Consolidated Financial Statements	2,110	196	1,497	102	315

Operating Lease Obligations—Note 15 to our Consolidated Financial Statements	89	19	27	4	39

Environmental Commitments*	—	—	—	—	—

I/N Kote Debt Guarantee	55	—	55	—	—

Pension Agreements*	139	112	27	—	—

Other Post-Retirement Benefits*	249	48	98	103	—

Purchase Obligations	3,296	335	664	619	1,678

Other Long-Term Liabilities	132	18	19	8	87

Total of above*	6,070	728	2,387	836	2,119

* These are not the total obligations, refer to the discussion below.

Estimated payments for long-term obligations have been determined by INV based on payment schedules for those long-term obligations where set payments exist.  For long-term obligations with no set payment schedules, estimates have been made by INV based on the most likely timing of cash payments based on the facts and circumstances that exist as of December 31, 2003.  The ultimate timing of these future cash flows may differ due to events and circumstances that are out of the direct control of INV.  Also included are liabilities related to environmental matters, which are further discussed in Note 16 to our Consolidated Financial Statements.  For further details on commitments, please refer to Note 15 to our Consolidated Financial Statements.

In addition to the long-term obligations and commitments disclosed above, INV has, in the normal course of business, provided guarantees to third parties in connection with indebtedness of its subsidiaries.  INV estimates that the fair value of these guarantees is not material and does not expect to incur material losses as a result of these guarantees.  INV has provided guarantees to third parties for indebtedness of its subsidiaries, the outstanding value of which was approximately $1.5 billion as at December 31, 2003.  As of December 31, 2003, based on the scheduled amortizations of the guaranteed debt the outstanding value of these guarantees will decrease by $177 million in 2004, $942 million between 1 and 3 years; $236 million between 3 and 5 years and $165 million beyond 5 years.  See Note 15 to our Consolidated Financial Statements.

Environmental Commitments

On June 10, 1993, the U.S. District Court for the Northern District of Indiana entered the EPA Consent Decree that resolved all matters raised by a lawsuit filed by the EPA against, among others, Inland.  Inland cannot presently reasonably estimate the costs or time required to satisfy these obligations under the EPA Consent Decree.  In October 1996, the Indiana Department of Environmental Management, as lead administrative trustee, notified Inland and other potentially responsible parties that the natural resource trustees (which also include the Indiana Department of Natural Resources, the U.S. Department of the Interior, the Fish and Wildlife Service and the National Park Service) intended to perform a natural resource damage assessment on the Grand Calumet River and Indiana Harbor Canal System.  It is not possible to predict the timing or the total obligation.  At December 31, 2003, we have recognized $37 million for environmental liabilities.

Pension Agreements

These amounts are required under Inland’s agreements with the PBGC and Ryerson Tull.  We have not included any amounts that may be required beyond these contractual commitments due to the significant difficulty in forecasting these amounts with any accuracy.

Other Post-Retirement Benefits

We accrue an annual cost for these benefit obligations under plans covering current and future retirees in accordance with generally accepted accounting principles.  These amounts could differ significantly from the estimates forecasted because of changes in Medicare, or other regulations and/or health care costs.  We believe it is impossible to make an accurate prediction of cash requirements for these obligations beyond five years.

Quantitative and Qualitative Disclosures Concerning Market Risk

Our primary market risk exposures are to interest rate fluctuations and to exchange rate movements.  We use financial instruments, including fixed and variable rate debts, as well as swap and collar contracts to finance our operations and to hedge interest rate exposures.  We do not hold or issue derivative financial instruments for trading purposes.  The fair value information presented is based on the information available to management as of the date of the balance sheet.  Although we are not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since the debt dates, and therefore, the current estimates of fair value may differ significantly from the amounts presented herein.  The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require considerable judgment in interpreting market data and the developing estimates.  The estimates presented herein are not necessarily indicative of the amounts that we could realize in the current market exchange.

Interest Rate Sensitivity

For debt obligations the following table presents principal cash flows and related interest rates by fiscal year of maturity.  Variable rates disclosed represent the weighted average rate of the portfolio at the end of the period.  For the interest rate swaps and collars, the table presents notional amounts and related interest rates by fiscal year of maturity.  For these instruments, the variable rates presented are based on employed forward (spot) rates in the yield curve as of the end of each fiscal year.  Employed forward (spot) rates should not be considered the predictor for actual or future interest rates.

	Expected maturity date fiscal year end 2003
Long-term debt	Interest rate at December 31, 2003	2004	2005	2006	2007
	(amounts in $ millions)
VARIABLE INTEREST RATES:

First Mortgage Bonds		7	331	324	—
Average Interest Rate	5.41%	6.10%	7.58%	8.49%

Revolving credit facilities		—	150	—	90
Average Interest Rate	2% to 4%		2.69% to 4.69%		5.08% to 7.08%

Senior Secured Credit Facilities		119	117	—	—
Average Interest Rate	5.41% to 5.91%	6.10% to 6.60%	7.58% to 8.08%

Bank Loans		5	35	84	84
Average Interest Rate	3.35% to 4.99%	4.03% to 5.68%	5.52% to 7.16%	6.43% to 8.07%	7.09% to 8.73%

Debt from an Affiliate		—	94	—	—
Average Interest Rate	4.15%		6.32%

Export-Import Bank of the United States		6	6	6	6
Average Interest Rate	2.05%	2.74%	4.22%	5.13%	5.79%

International Finance Corporation		8	3	2
Average Interest Rate	5.19% to 5.30%	5.36% to 5.47%	6.71% to 6.82%	7.77% to 7.88%

Others	1% to 10%	14	10	4	4
		159	746	420	184

Long-term debt	2008	Years thereafter	Total	Fair value
	(amounts in $ millions)
VARIABLE INTEREST RATES:

First Mortgage Bonds	—	—	662	582
Average Interest Rate

Revolving credit facilities	—	—	240	240
Average Interest Rate

Senior Secured Credit Facilities	—	—	236	236
Average Interest Rate

Bank Loans	84	56	348	348
Average Interest Rate	7.56% to 9.20%	7.56% to 9.20%

Debt from an Affiliate	—	—	94	94
Average Interest Rate

Export-Import Bank of the United States	5	—	29	29
Average Interest Rate	6.26%

International Finance Corporation	—	—	13	13
Average Interest Rate

Others	1	—	33	33
	90	56	1,655	1,575

	Expected maturity date fiscal year end 2003
Long-term debt	Interest rate at December 31, 2003	2004	2005	2006	2007
	(amounts in $ millions)
FIXED INTEREST RATES:

Senior Secured Notes		15	18	24	22
	10.40%	10.40%	10.40%	10.40%	10.40%

Senior Export Notes		20	21	—	—
	11.17%	11.17%	11.17%

Industrial development revenue bonds			1	5	40
		5.75% to 7.90%	5.75% to 7.90%	5.75% to 7.90%	5.75% to 7.90%

Senior Secured Notes in Euros		—	—	—	—
	11.875%

Others	0.6% to 7.54%	2	1
		37	41	29	77
		196	787	449	261

Long-term debt	2008	Years thereafter	Total	Fair value
	(amounts in $ millions)
FIXED INTEREST RATES:

Senior Secured Notes	9	—	88	84
	10.40%	10.40%

Senior Export Notes	—	—	41	41

First Mortgage Bonds	—	38	84	69
		5.75% to 7.90%

Industrial development revenue bonds	—	84	99	53
		5.75% to 7.24%

Senior Secured Notes in Euros	—	137	137	107
		11.875%

Others	3	—	6	6
	12	259	455	360
	102	315	2,110	1,935

The following table presents principal cash flows and related interest rates by fiscal year of maturity for the year ended 2002.

	Expected maturity date fiscal year end 2002
Long-term debt	Interest rate at December 31, 2002	2003	2004	2005	2006
	(amounts in $ millions)
VARIABLE INTEREST RATES:

First Mortgage Bonds		7	7	330	324
Average Interest Rate	5.65%	5.82%	7.17%	8.23%	8.92%

Revolving credit facilities		—	76	149	—
Average Interest Rate	2.44% to 2.94%		3.96% to 4.46%	5.02% to 5.52%

Senior Secured Credit Facilities	54	119	118	—
Average Interest Rate	4.90% to 5.90%	5.07% to 6.07%	6.42% to 7.42%	7.48% to 8.48%

Bank Loans		4	5	63	85
Average Interest Rate	4.20% to 6.08%	4.37% to 6.25%	5.72% to 7.60%	6.78% to 8.66%	7.48% to 9.36%

Export-Import Bank of the United States		—	6	6	6
Average Interest Rate	2.50%	2.67%	4.02%	5.08%	5.78%

International Finance Corporation		13	8	3	2
Average Interest Rate	5.19% to 5.30%	5.36% to 5.47%	6.71% to 6.82%	7.77% to 7.88%	8.47% to 8.58%

Others	5% to 10%	20	13	13	4
		98	234	682	421

Long-term debt	2007	Years thereafter	Total	Fair value
	(amounts in $ millions)
VARIABLE INTEREST RATES:

First Mortgage Bonds	—	—	668	443

Revolving credit facilities	—	—	225	225

Senior Secured Credit Facilities	—	—	291	291

Bank Loans	—	195	352	352
Average Interest Rate		7.97% to 9.85%

Export-Import Bank of the United States	—	11	29	29
Average Interest Rate		6.27%

International Finance Corporation	—	—	26	26

Others	4	1	55	55
	4	207	1,646	1,421

	Expected maturity date fiscal year end 2003
Long-term debt	Interest rate at December 31, 2002	2003	2004	2005	2006
	(amounts in $ millions)
FIXED INTEREST RATES:

Senior Secured Notes	13	15	18	23
	10.40%	10.40%	10.40%	10.40%	10.40%

Senior Export Notes		11	20	31	—
	11.17%		11.17%	11.17%	11.17%

First Mortgage Bonds		—	1	2	5
	5.75% to 7.90%		5.75% to 7.90%	5.75% to 7.90%	5.75% to 7.90%

Industrial development revenue bonds
	5.75% to 7.25%	—	—	—	—

Senior Secured Notes denominated in Euros
	11.875%	—	—	—	—

Others	0.58% to 7.54%	3	3	1	—
		27	39	52	28
		125	273	734	449

Long-term debt	2007	Years thereafter	Total	Fair value
	(amounts in $ millions)
FIXED INTEREST RATES:

Senior Secured Notes	23	9	101	101
	10.40%	10.40%

Senior Export Notes	—	—	62	62

First Mortgage Bonds	39	41	88	57
	5.75% to 7.90%	5.75% to 7.90%

Industrial development revenue bonds	20	92	112	35
		5.75% to 7.25%

Senior Secured Notes denominated in Euros		129	129	115
		11.875%

Others	—	2	9	9
	82	273	501	379
	86	480	2,147	1,800

Interest Rate Instruments

The U.S. operating subsidiary entered into a hedge as required under the agreement.  It is a five-year interest rate collar based on LIBOR with a floor of 4.50% and a ceiling of 6.26% on a notional amount of $450 million.  The facilities and the hedge are fully and unconditionally guaranteed by INV.  The hedge expired on October 16, 2003.

The Senior Secured Credit Facility is collateralized by all property, plant and equipment of the Canadian operating subsidiary and a second ranking charge on accounts receivables and inventories.  INV had no interest rate swap agreement as of December 31, 2003 (2002:  $200 million).

Exchange Rate Sensitivity

INV has operations in various countries around the world.  Each operation actively manages its foreign currency exposure by using derivative financial instruments.  We have established a control environment, which includes policies and procedures for risk assessment and the approval and monitoring of derivative financial instruments activities.  These contracts generally are short term in nature.  In this way, we believe that we have substantially mitigated a significant portion of the foreign exchange exposure.  At December 31, 2002 and 2003, the estimated fair value of these forward exchange contracts amount to $16 million and $78 million, respectively, with a total notional contract amount of $16 million and $78 million, respectively.

Commodity Price Sensitivity

INV utilizes derivative commodity instruments not for trading purposes but to hedge exposure to fluctuations in the costs of natural gas and certain nonferrous commodities.  Timing of these transactions corresponds to the expected need for the underlying physical commodity and is intended as a hedge against the cost volatility of these commodities.  Contracts generally do not extend out beyond one year.

At the U.S. operating subsidiary, futures and swap contracts are used to manage fluctuations in the cost of natural gas and certain nonferrous metals, primarily zinc which is used in the coating of steel.  Timing of these transactions corresponds to the expected need for the underlying physical commodity and is intended as a hedge (not as defined by SFAS No. 133) against the cost volatility of these commodities.  The counterparties to these contracts are internationally recognized companies that are not considered a credit risk by the U.S. operating subsidiary.  Such contracts generally do not extend out beyond three years.  At December 31, 2003 and 2002, the U.S. operating subsidiary had entered into contracts for these commodities for notional amounts of $6 million and $15 million respectively.

At the Canadian operating subsidiary, an annual consumption of natural gas of Canadian dollar 79 million (2002:  Canadian dollar 38 million) at an exchange rate of 0.76 (Canadian dollar to U.S. dollar) would result in an annual consumption of $60 million (2002:  $29 million).  Therefore, a hypothetical 10% fluctuation in the purchase price of natural gas would have an impact on pre-tax income at the Canadian operating subsidiary of approximately $6 million (2002:  $3 million).

The Mexican operating subsidiary utilizes derivative commodity instruments not for trading purposes but to hedge exposure to fluctuations in the costs of natural gas.  In February 2001, the Mexican operating subsidiary entered into a fixed price natural gas contract with Pemex at a price of $4 per mmbtu, excluding transportation charges, for a volume of 25,350 G cal per day.  This contract expired in December 31, 2003.  As of December 31, 2003, INV had entered into contracts in the futures market for a total volume of 7,300,000 mmbtu to cover a part of 2004 requirements, at an average net price of $5.59 per mmbtu (excluding transportation charges).  A hypothetical 10% fluctuation on the purchase price of natural gas will have an impact on pre-tax income of approximately $23 million.  The fair value of such contracts at December 31, 2003 was $47 million (2002:  $161 million).

LNM HOLDINGS SUMMARY FINANCIAL INFORMATION

The following table presents selected consolidated financial information of LNM Holdings for the years ended December 31, 2001, 2002 and 2003 and for the six months ended June 30, 2003 and 2004.  This selected consolidated financial information should be read in conjunction with “UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION,” “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR LNM HOLDINGS” and the audited consolidated financial statements of LNM Holdings, each included elsewhere in this prospectus.

				Six Months Ended June 30,
	Year Ended December 31,			(Unaudited)
	2001	2002	2003	2003	2004
	(All amounts in $ millions, except per share and quantity information)
Statement of Income Data:
Sales (1)	946	2,228	4,167	1,973	5,977
Cost of sales (exclusive of depreciation) (1)	679	1,425	2,664	1,238	3,661
Gross profit (before deducting depreciation)	267	803	1,503	735	2,316
Gross margin (as percentage of sales)	28%	36%	36%	37%	39%
Depreciation	52	89	148	70	161
Selling, general and administrative expenses	58	154	219	102	255
Other operating expenses
Operating income	157	560	1,136	563	1,900
Operating margin (as percentage of sales)	17%	25%	27%	29%	32%
Other income — net (3)	7	4	32	6	38
Income from equity investments	—	95	159	76	—
Financing costs
Interest expense	(12)	(24)	(33)	(21)	(30)
Interest income	5	5	9	3	21
Net gain / (loss) from foreign exchange and monetary position	(9)	(8)	40	5	(1)
Income before taxes and minority interest	148	632	1,343	632	1,928
Net income	113	546	1,116	532	1,400
Common shares outstanding (millions) (2)	500	500	500	500	500
Basic and diluted earnings per common share (3)	0.23	1.09	2.23	1.06	2.80
Cash dividends per common share (4)	—	—	0.33	—	0.77

				Six Months Ended June 30,
	Year Ended December 31,			(Unaudited)
	2001	2002	2003	2003	2004
	(All amounts in $ millions, except per share and quantity information)
Balance Sheet Data:
Cash and cash equivalents, including short-term investments	140	340	820	412	1,387
Property, plant and equipment — net	1,029	1,059	1,563	1,432	4,226
Total assets	1,850	2,430	4,538	3,848	9,671
Payable to banks and current portion of long-term debt	132	59	177	134	256
Long-term debt	213	350	613	611	713
Shareholders’ equity	768	1,314	2,412	1,744	3,766

Other Data:
Net cash provided by operating activities	215	401	1,249	417	1,174
Net cash used in investing activities	(149)	(288)	(572)	(311)	(254)
Net cash provided from (used in) financing activities	26	87	(219)	(37)	(381)
Total shipments of steel products (thousand tons)	4,516	9,510	12,284	5,921	12,663

(1)               In 2001, LNM Holdings adopted EITF 00-10 (issued by the FASB Emerging Issues Task Force) which requires the inclusion of all shipping and handling fees and costs billed to customers in the Sales figure as well as in Cost of Sales.  Sales are inclusive of shipping and handling fees and costs, and Sales and Cost of Sales presented for all periods are based on the EITF 00-10 methodology.  The application of EITF 00-10 does not affect earnings, as it only involves inclusion of shipping and handling fees and costs in both Sales and Cost of Sales.  A reconciliation of Sales and Net Sales is given below:

				Six Months Ended June 30,
	Year Ended December 31,			(Unaudited)
	2001	2002	2003	2003	2004

Sales	946	2,228	4,167	1,973	5,977
Less: Freight and handling billed to customers	84	119	178	79	170

Net Sales	862	2,109	3,989	1,894	5,807

(2)               Adjusted to give effect to a 10-for-1 share split effective October 14, 2004.

(3)               Earnings per common share are calculated by dividing net income by the weighted average number of common shares outstanding during the periods presented.

(4)               Dividends are presented on a cash basis.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR LNM HOLDINGS

Certain sections of this Management’s Discussion and Analysis of Financial Condition and Results of Operations include forward-looking statements concerning trends or events potentially affecting the businesses of LNM Holdings.  These forward-looking statements typically contain words such as “anticipates,” “intends,” “believes,” “estimates,” “expects” or similar words indicating that future outcomes are not known with certainty and are subject to risk factors that could cause these outcomes to differ significantly from those projected.  These statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors that could cause future outcomes to differ materially from those set forth in forward-looking statements.

The following discussion should be read in conjunction with the Consolidated Financial Statements, related notes and other information included elsewhere herein.  The Consolidated Financial Statements, which include the accounts of LNM Holdings and its subsidiaries, have been prepared in accordance with U.S. GAAP.  Inter-company balances and transactions have been eliminated on consolidation.  Total shipments of steel products include intercompany shipments.  All references to “Sales” include shipping and handling fees and costs billed to customers as per EITF Issue No. 00-10.  All references to “Net Sales” exclude shipping and handling fees and costs billed to customers.  See “LNM HOLDINGS SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION,” footnote 1, for a reconciliation between Sales and Net Sales.

The records of each of the operating units of LNM Holdings are maintained in the currency of the country in which the operating unit is located, using the statutory or generally accepted accounting principles of such country.  For consolidation purposes, the financial statements that result from such records have been translated to conform to U.S. GAAP and converted into U.S. dollars, LNM Holdings’ reporting currency.  The Czech koruna is the functional currency of Ispat Nova Hut, the Polish zloty is the functional currency of Ispat Polska and the South African rand is the functional currency of Iscor.  The U.S. dollar is the functional currency of LNM Holdings’ other significant operating units.  Transactions in currencies other than the functional currency of an operating unit are recorded at the rates of exchange prevailing at the date of the transaction.  Monetary assets and liabilities in currencies other than the functional currency of the relevant operating unit are re-measured at the rates of exchange prevailing at the balance sheet date and the related transaction gains and losses are reported in the statements of income.  Upon consolidation, the results of operations of our operating units and affiliates whose functional currency is other than the U.S. dollar are translated into U.S. dollars at weighted average exchange rates in the applicable year and assets and liabilities are translated into U.S. dollars at year-end exchange rates.  Translation adjustments are presented as a separate component of other comprehensive income in the Consolidated Financial Statements and are not included in net income.

Recent Developments

Dividend

Following its good financial performance and continued strong cash generation, LNM Holdings declared a dividend of $2 billion in October 2004.  LNM Holdings intends to pay the dividend during November and December of 2004.

Recent Acquisitions

As discussed more fully under “Description of LNM,” LNM Holdings completed a number of acquisitions of steel producing assets during 2001, 2002 and 2003.  LNM Holdings has completed a number of additional acquisitions in 2004, as set forth below.

In August 2004, LNM Holdings completed negotiations with the government of the Federation of Bosnia-Herzegovina and the Kuwaiti Investment Agency to acquire 51% of BH Steel in Bosnia.

In June 2004, LNM Holdings purchased 2,000 additional shares in Iscor, raising its stake in Iscor to just above 50%.

In May 2004, LNM Holdings acquired interests in RZ Ladna Valavnica AD, which operates a 1.1 million ton annual capacity cold rolling mill, and RZ Valavnica za Lenti AD, which operates a 1.1 million ton annual capacity hot rolling mill, both of which are located near Skopje, Macedonia.  The initial shareholdings of LNM Holdings in RZ Ladna Valavnica AD and RZ Valavnica za Lenti AD were 44.5% and 56.8%, respectively, increased to 88.3% and 77.3%, respectively, by November 2004.  These facilities were non-operational from late 2003 through June 2004.

On April 30, 2004, LNM Holdings entered into a joint venture agreement with RZR Ljubija a.d., for participation in the mining and development of the Ljubija iron ore mines in Bosnia and Herzegovina.  The Company contributed $15 million in order to acquire a 51% shareholding in the joint venture.

On April 5, 2004, LNM Holdings acquired 81% of the shares of S.C. Siderurgica S.A., a steel manufacturing company in Romania, for $1 million, as well as commitments to invest $12 million through 2014 on technological development, $4 million for environmental improvements through 2009 and to provide a working capital loan of $5 million by the end of 2004.

In March 2004, LNM Holdings acquired a 69% economic and voting interest in Ispat Polska.  In conjunction with the acquisition of a controlling interest in Ispat Polska, LNM Holdings irrevocably committed to purchase an additional 25% interest by December 2007.  Simultaneously, Polish state authorities, which currently hold these shares, have committed irrevocably to sell this additional 25% interest in Ispat Polska to LNM Holdings.  Ispat Polska, which is located in Poland, is one of the largest steel producers in Central and Eastern Europe, and produces a wide range of steel products.

For additional information regarding the above-mentioned acquisitions, see “UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION,” and Notes 3 and 20 to the LNM Holdings Consolidated Financial Statements included herein.

Expansion of European Union

On April 16, 2003, the member states of the European Union agreed, effective May 1, 2004, to expand the European Union to include the following 10 new Member States:  Cyprus, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, Slovakia and Slovenia.  This expansion will impact the free movement of goods, capital and persons as well as the provision of services across national borders, subject to certain transitional arrangements.  The acceding countries include several major steel producing and consuming countries, including two—Czech Republic and Poland—in which we have significant operations.

Income Taxes

Reductions in the corporate tax rate are being implemented in Romania and the Czech Republic, which LNM Holdings believes will have a positive impact on the European region’s effective tax rate.  Due primarily to the various tax agreements in place in certain other countries where LNM operates, LNM Holdings does not believe that there will be a significant impact from changes in the tax regimes in such countries in the foreseeable future.

LNM Holdings’ overall effective tax rate is expected to increase as a result of relatively high tax rates applicable to South African and Polish subsidiaries and due to the exhaustion of tax loss carryforwards in the Czech Republic.

Nine Months Ended September 30, 2004, compared to Nine Months Ended September 30, 2003

Summary

Europe

LNM Holdings’ consolidated financial statements for the nine months ended September 30, 2004 include the results of operations of Ispat Polska, which results were not included in the nine months ended September 30, 2003.  The results of Ispat Polska were included from March 5, 2004, the date of its acquisition by LNM Holdings.

In addition to the acquisition of Ispat Polska, the following events took place during the periods under review and have had a significant effect on LNM Holdings’ results of operations:

LNM Holdings acquired Ispat Nova Hut on January 31, 2003.  Therefore the relevant results of operations of Ispat Nova Hut for 2003 are included only for the eight months ended September 30, 2003.

In addition, LNM Holdings acquired controlling interests in Ispat Tepro in July 2003, Ispat Petrotub in December 2003, Ispat Siderurgica in April 2004 and both RZ Valavnica Z.A. Lenti AD and RZ Ladna Valavnica AD (the “Macedonian Operations”) in May 2004.  Therefore, the results of these operating units are included in LNM Holdings’ consolidated results for the nine months ended September 30, 2004, but are not included for the comparable period in 2003.

Rest of World

After LNM Holdings increased its equity interest in Iscor from 49.9% to slightly over 50% in 2004, it consolidated Iscor’s results of operations in its financial statements.  Therefore, LNM Holdings consolidated financial statements for the nine months ended September 30, 2004 include the results of operations of Iscor for the entire period.  Prior to January 1, 2004 LNM Holdings’ investment in Iscor was accounted for under the equity method, pursuant to which LNM Holdings recorded a percentage of Iscor’s net income equal to its equity interest as “income from equity investment.”  Although the inclusion of Iscor’s results in LNM Holdings’ consolidated financial statements in the nine months ended September 30, 2004 resulted in significant increases in LNM Holdings’ consolidated figures for, among other things, sales, shipments, net sales, operating income, gross profit and selling, general and administrative expenses during that period, the increase in LNM Holdings’ equity interest was not large enough to have a material effect on its net income.

As a result of the factors described above, the results of operations for LNM Holdings for the periods set forth below are not directly comparable.

Review of Operating Results

During the nine months ended September 30, 2004, LNM Holdings experienced benefits from the continued increase in the global demand and prices for steel.  Sales of LNM Holdings increased to $9.9 billion for the nine months ended September 30, 2004, compared to $3.1 billion for the nine months ended September 30, 2003.  Excluding sales at Ispat Polska and Iscor, LNM Holdings sales increased to $4.9 billion in the nine months ended September 30, 2004 from $3.1 billion in the nine months ended September 30, 2003.  This increase was partly attributable to an increase in average selling prices, which increased by 51% in the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003.  Excluding shipments of Ispat Polska, Iscor and the other newly acquired operating units, LNM Holdings’ shipments increased to 10.5 million tons in the nine months ended September 30, 2004 compared to 9.1 million tons for the same period in 2003.

LNM Holdings reported an increase in net income before minority interest to $2.7 billion in the nine months ended September 30, 2004, compared to a net income before minority interest of $829 million in the nine months ended September 30, 2003.

The following tables give a summary of sales and shipments in LNM Holdings’ operating regions:

	Sales Nine months ended
	2004	2003
	($ millions)	($ millions)
Region
Europe (1)	5,689	1,684
Rest of World (2)	4,253	1,418
Total	9,942	3,102

	Shipments Nine months ended
	2004	2003
	(‘000 tons)	(‘000 tons)
Region
Europe (1)	10,409	5,156
Rest of World (2)	9,179	3,901
Total	19,588	9,057

(1)               Includes results of Ispat Nova Hut from January 31, 2003 and Ispat Polska from March 5, 2004.

(2)               Includes results of Iscor from January 2004.

Average cost per ton increased by 65% during the nine months ended September 2004 compared to the corresponding period in 2003, primarily due to increases in the costs of key raw materials, such as iron ore, coal and coke.  For example, a reduction in coke exports from China due primarily to strong local demand, and the elimination of Chinese tax rebates for coke exports led to an increase in global coke prices.

LNM Holdings’ operating income in the nine months ended September 30, 2004 was $3.2 billion, compared to $853 million in the nine months ended September 30, 2003.

The following tables give a summary of operating income in LNM Holdings’ operating regions:

	Operating Income Nine months ended
	2004	2003
	($ millions)	($ millions)
Region
Europe (1)	1,373	249
Rest of World (2)	1,786	604
Total	3,159	853

(1)               Includes results of Ispat Nova Hut from January 31, 2003 and Ispat Polska from March 5, 2004.

(2)               Includes results of Iscor from January 2004.

Liquidity and Capital Resources

LNM Holdings’ principal sources of liquidity are cash generated from its operations and various working capital credit lines at its operating subsidiaries.

Capital expenditures for the nine months ended September 30, 2004 were $430 million, compared to $157 million for the nine months ended September 30, 2003.  Capital expenditures during the nine months ended September 30, 2004 included investments in blast furnaces and casters at LNM Holdings’ operating units.

Cash and cash equivalents were $2,154 million at September 30, 2004, compared to $649 million at September 30, 2003.

LNM Holdings’ total external debt, which includes both long-term debt and short-term debt, increased by

$320 million, to $1,047 million in the nine months ended September 30, 2004 from $727 million in the nine months ended September 30, 2003, primarily as a result of inclusion of debt at Ispat Polska and Iscor, as well as an increase in long-term debt at LNM Holdings.  Most of the external debt is secured by liens on specified assets of the relevant LNM Holdings operating unit and carries interest rates at varying levels based on a combination of fixed and variable interest rates.  Under most of their loan agreements, LNM Holdings’ operating units are required to comply with certain financial covenants.

In June 2004, LNM Holdings executed a revolving credit facility of $400 million and a term facility of $100 million.  See “Trend Information—Funding,” below.

In October 2004, LNM Holdings declared a $2 billion dividend.  See “Recent Developments.”

Factors Affecting the Business

Cyclicality of the Steel Industry

The steel industry has been subject to cycles in demand and prices and is generally affected by worldwide economic conditions and other factors, such as changes in worldwide production capacity, availability of raw materials and other key inputs, fluctuations in steel imports/exports, tariffs and other trade actions.  In recent years, the steel industry has seen relatively large and sudden cyclical fluctuations, combined with higher costs for raw materials and other key inputs.  LNM Holdings believes that the key drivers for maintaining a competitive position and good financial performance in this challenging environment are product differentiation, customer service, cost reduction and working capital management.

In 2001 the steel industry had one of the worst years in its recent history.  The global economic downturn caused a severe reduction in demand and prices, which led to decreased production and sales revenue.  In 2002 there was a gradual reversal of the cycle, which brought about improvements in demand and, consequently, prices for steel products.

In 2003, steel production increased, primarily due to increased demand from and production in China, which contributed to higher prices for steel products and key raw materials.

During the six months ended June 30, 2004, world demand for steel products was again greatly influenced by demand growth in China.  Higher economic growth in Central and Eastern Europe and in Asia, and an economic recovery in developed countries, also led to improved market conditions and resulted in higher prices for steel products.  Production grew at a slower pace than demand, due to general shortages, and higher prices, of certain important raw materials.

Global Steel Trade

LNM Holdings’ sales, and the sales of other steel manufacturers, are affected by trends in global trade for steel products, particularly with regard to imports of steel products into its principal sales markets.  In the U.S., section 201 tariffs were in place through most of 2003 which, combined with higher prices in most other markets, including China, higher ocean freight costs and the weakening of the U.S. dollar, caused U.S. steel imports to fall by 29%.  Steel prices continued to rise in the first half of 2004 primarily driven by strong demand from China.

Raw Materials and Ocean Freight Costs

In 2003, coke prices increased for a number of reasons, most importantly a reduction in exports from Asia, particularly China.  An increase in Chinese steel production resulted in a decrease in Chinese coke exports from 15.2 million tonnes in 2002 to 13.3 million tonnes in 2003.  In addition, in 2003 there were shutdowns of obsolete coke batteries in the United States and a fire at a significant coke mine in West Virginia, all of which negatively affected coke production in the United States.  These factors led to a shortage of coke which, combined with a rise in demand for coking coal, resulted in a three-fold increase in prices of coke globally.

Since the beginning of 2003, prices for certain grades of iron ore increased between 20-40%.  This was caused, in part, by a shortage of iron ore, which was exacerbated by greatly increased demand for steel in China.  An imbalance of shipping capacity during 2003 led to increased ocean freight costs.

Prices of ferro-alloys and other inputs also increased sharply in 2003-2004, primarily due to strong demand from China and other markets.

Impact of Exchange Rate Movements

The comparability of our consolidated financial statements for the periods presented in this document are affected by currency translation resulting from our global operations.  This translation risk primarily affects those operating units whose functional currency is other than the U.S. dollar.  The U.S. dollar weakened against the euro, Algerian dinar, Czech koruna, Kazakh tenge, Polish zloty, Romanian lei and South African rand during the period from December 2001 to June 30, 2004, but LNM Holdings does not believe that this has had a material adverse effect on its results of operations.

The financial statements in this document have been prepared in accordance with U.S. GAAP and are stated in U.S. dollars.  Accordingly, transactions and balances not already measured in U.S. dollars have been translated into U.S. dollars in accordance with the relevant provision of SFAS No. 52, “Foreign Currency Translation.”  Under SFAS No. 52, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the balance sheet dates, or average rates for the period, as appropriate.  Exchange gains and losses arising from the translation of monetary assets and liabilities that are not denominated in U.S. dollars are credited or charged to operations.

Fluctuations in the exchange rates of the euro, Algerian dinar, Czech koruna, Kazakh tenge, Polish zloty, Romanian lei and South African rand expose our global business operations and, consequently, our reported financial results and cash flows to transaction risk.  We manage this risk through specific hedges at the operating unit level to the extent management considers advisable, but within limits set by the Board of Directors.

Critical Accounting Policies and Use of Judgments and Estimates

The information regarding and analysis of LNM Holdings’ operational results and financial condition are based on figures contained in its Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP.  The preparation of these financial statements requires LNM Holdings’ management to make judgments in relation to certain estimates and assumptions used in the application of accounting policies.  These judgments and estimates are made on the basis of available facts and are a normal part of the process of preparing financial statements.  While the use of different assumptions and estimates could have caused the results to be different from those reported, LNM Holdings believes that the possibility of material differences between two periods is considerably reduced because of the consistency in the application of such judgments.

The accounting policies that LNM Holdings considers critical, in terms of the likelihood of a material impact arising from a change in the assumptions or estimates used in the application of the accounting policy in question, are outlined below.

Valuation of Long-Lived Assets

Long-lived assets held and used by LNM Holdings’ and its subsidiaries, such as property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  For the purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted future net cash flows of the individual assets and consolidated cash flows for long-lived assets, not identifiable individually.  If the undiscounted future net cash flows are less than the carrying amount of the asset, the asset is deemed impaired.  When impairment is identified, the carrying value of the asset is adjusted to its fair value.  Significant management judgment is required in the forecasting of future operating results used in the preparation of estimated cash flows and others may reasonably arrive at different conclusions.  Actual future net sales and the remaining economic useful life of the assets could differ from the estimates used to assess the recoverability.  In that event, impairment charges or shortened useful lives of certain long-lived assets could be required.  To date, no impairments have been recognized.

Deferred Income Tax Assets and Liabilities

Deferred income tax assets and liabilities have been recorded for the differences between the financial accounting and income tax basis of assets and liabilities, and for certain income tax loss carryforwards.  Recorded deferred income tax assets and liabilities are described in detail in “Income Taxes” in the Notes to the Consolidated Financial Statements.  LNM Holdings reviews annually the deferred tax assets in different jurisdictions in which it operates to assess the possibility of realizing the assets based on projected earnings.  Significant factors considered by management in the determination of the probability of the realization of deferred tax assets include historical operating results and expectations of future earnings and taxable income.

Also, as part of the process of preparing consolidated financial statements, LNM Holdings’ is required to estimate the full-year income and the related income tax expense in each jurisdiction in which it operates.  Changes in the geographical mix or estimated level of pretax income can impact our overall income tax expense.  This process involves estimating our current tax liabilities in each jurisdiction in which LNM Holdings operates.

Purchase Accounting

Accounting for acquisitions requires allocation of the cost of the enterprise to the specific assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition.  Accounting principles allow up to one year to acquire all necessary valuation information for the allocation.  While independent appraisals and other valuations are used to allocate the cost of acquisitions, management is required to make significant estimates and assumptions, for example, regarding the obsolescence of certain inventory items acquired that are not expected to be used.  In addition, when the fair value of the assets acquired exceeds their cost, LNM Holdings is required to pro rate that excess to reduce non current assets making the amount initially assigned to all assets and liabilities more important.  LNM Holdings’ makes estimates of fair value based upon assumptions believed to be reasonable.  These estimates are based on historical experience and information obtained from the management of acquired companies.  Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions and estimates.

Review of Operating Results

LNM Holdings is one of the largest steel producers in the world(17) with steelmaking facilities in seven countries across three continents.  Its operations can be classified into two major regions – “Europe” and “Rest of World.”  The European region includes Ispat Polska (Poland) Ispat Sidex (Romania), Ispat Nova Hut (Czech Republic), smaller operating units such as Ispat Tepro, Ispat Petrotub and Ispat Siderurgica (Romania), RZ Valavnica Z.A. Lenti AD and RZ Ladna Valavnica AD (Macedonia).  The Rest of World region includes Ispat Karmet (Kazakhstan), Iscor (South Africa) and Ispat Annaba and Ispat Tebessa (Algeria).  Sales between operating units that are located in different regions are adjusted through eliminations, which are reflected in the Rest of World region.

LNM Holdings has grown through a series of successful acquisitions.  In 2001, LNM Holdings’ steel shipments were 4.5 million tons and its net sales were $862 million.  In the six months ended June 30, 2004, total steel shipments (including shipments by Ispat Polska after its consolidation into the Consolidated Financial Statements from March 5, 2004 and Iscor after its consolidation from January 1, 2004) were 12.7 million tons and net sales were $5,807 million.

LNM Holdings produces a broad range of high quality, finished and semi-finished steel products.  Its balanced portfolio of flat and long products includes high quality cold rolled, hot rolled, galvanized and coated steels, slabs, wire rods, pipes, tin plates and tubes.  Additionally, LNM Holdings has a high degree of both product and geographic diversification focusing on steel production, with vertically integrated supplementary operations

(17)         Source:  International Iron and Steel Institute Report, “World Steel in Figures 2004.”

such as coal and iron ore mining and energy production.  During 2003, LNM Holdings shipped its products to over 50 countries worldwide with its largest sales markets in Europe, Africa and Asia.

Six Months Ended June 30, 2004 compared to Six Months Ended June 30, 2003

Summary

Europe

LNM Holdings’ consolidated financial statements for the six months ended June 30, 2004 include the results of operations of Ispat Polska, which results were not included in the six months ended June 30, 2003.  The results of Ispat Polska were included from March 5, 2004, the date of its acquisition by LNM Holdings.

In addition to the acquisition of Ispat Polska, the following events took place during the periods under review and have had a significant effect on LNM Holdings’ results of operations:

LNM Holdings acquired Ispat Nova Hut on January 31, 2003.  Therefore the relevant results of operations of Ispat Nova Hut for 2003 are included only for the five months ended June 30, 2003.

In addition, LNM Holdings acquired controlling interests in Ispat Tepro in July 2003, Ispat Petrotub in December 2003, Ispat Siderurgica in April 2004 and both RZ Valavnica Z.A. Lenti AD and RZ Ladna Valavnica AD (the “Macedonian Operations”) in May 2004.  Therefore, the results of these operating units are included in LNM Holdings’ consolidated results for the six months ended June 30, 2004, but are not included for the comparable period in 2003.  Sales made by these five operating units together represented approximately 2% of LNM Holdings’ total sales in the six months ended June 30, 2004.

Rest of World

After LNM Holdings increased its equity interest in Iscor from 49.9% to slightly over 50% in 2004, it consolidated Iscor’s results of operations in its financial statements.  Therefore, LNM Holdings consolidated financial statements for the six months ended June 30, 2004 include the results of operations of Iscor for the entire period.  Prior to January 1, 2004 LNM Holdings’ investment in Iscor was accounted for under the equity method, pursuant to which LNM Holdings recorded a percentage of Iscor’s net income equal to its equity interest as “income from equity investment.”  Although the inclusion of Iscor’s results in LNM Holdings’ consolidated financial statements in the six months ended June 30, 2004 resulted in significant increases in LNM Holdings’ consolidated figures for, among other things, sales, shipments, net sales, operating income, gross profit and selling, general and administrative expenses during that period, the increase in LNM Holdings’ equity interest was not large enough to have a material effect on its net income.

As a result of the factors described above, the results of operations for LNM Holdings for the periods set forth below are not directly comparable.

Results of Operations

During the six months ended June 30, 2004 LNM Holdings completed the acquisition of Ispat Polska into its European region.  Due to its experience in augmenting its business through strategic acquisitions, LNM Holdings believes that it has been able to successfully manage the integration of Ispat Polska into its business.

The raw materials market generally experienced imbalances between supply and demand during the first half of 2004, which led to higher pricing of key inputs.  At the same time, demand for steel products strengthened, which resulted in selling prices and demand for steel products increasing at higher rates than prices and demand for raw materials.  In these challenging market circumstances, LNM Holdings has been able to meet its procurement requirements.

Sales in the European region increased by $1,415 million in the six months ended June 30, 2004, due to the inclusion of Ispat Polska and the “other newly acquired operating units” of Ispat Tepro, Ispat Petrotub, Ispat Siderurgica and the Macedonian Operations.

The consolidation of Iscor’s financials increased sales in the Rest of World Region by $1,586 million in the six months ended June 30, 2004.  Excluding these effects, LNM Holdings’ sales increased by $1,003 million, to $2,976 million in the six months ended June 30, 2004 from $1,973 million in the six months ended June 30, 2003.  This increase was primarily due to higher prices and increased shipments resulting from strong demand.

Excluding the effects related to Ispat Polska, Iscor and the other newly acquired operating units, shipments and average selling price per ton increased significantly in both the European and the Rest of World operating regions in the six months ended June 30, 2004, as a result of increased worldwide demand for steel products and favorable results from LNM Holdings’ continued focus on sales of value-added products.

Average cost per ton increased at all of LNM Holdings’ operating units in the six months ended June 30, 2004, primarily as a result of increases in raw material costs and the costs of other key inputs, appreciation of the Kazakh tenge with respect to Ispat Karmet and decreased capacity utilization at Ispat Annaba.

LNM Holdings’ operating income increased by $1,337 million to $1,900 million in the six months ended June 30, 2004 from $563 million in the six months ended June 30, 2003 primarily due to increased margins, the inclusion of the results of Ispat Polska and the change in the accounting treatment of LNM Holdings’ investment in Iscor.

For the reasons set forth above, LNM Holdings’ net income before minority interest increased to $1,620 million in the six months ended June 30, 2004 from $569 million in the six months ended June 30, 2003.

Net Sales and Average Selling Prices

The key performance indicators which management uses to analyze each region are net sales, average selling price, shipments, cost per ton, gross profit and operating income.  Management’s analysis of liquidity and capital resources is driven by working capital and operating cash flow.

LNM Holdings uses Net Sales (sales less freight and other costs) numbers for managing its business.  All analyses presented here onwards are based on Net Sales numbers.  The following table gives a summary of key Net Sales numbers:

	Net Sales		Changes in
	June 30,				Average Selling
Region	2004	2003	Net Sales	Shipments	Price
	($ millions)		(%)	(%)	(%)

Europe (1)	3,239	1,066	204	95	53
Rest of World (2)	2,568	828	210	139	45
Total	5,807	1,894	207	114	50

(1)               Includes results of Ispat Nova Hut from January 31, 2003 and Ispat Polska from March 5, 2004.

(2)               Includes results of Iscor from January 2004.

The table above includes the results of Ispat Polska, Iscor and the other newly acquired operating units.  Excluding the effects on average selling price per ton related to Ispat Polska, Iscor and other newly acquired operating units, LNM Holdings’ average selling price per ton in U.S. dollar terms increased by 45% in the European region, and 41% in the Rest of World region, for an overall increase of 43% in the six months ended June 30, 2004 compared to the six months ended June 30, 2003.  These price increases were primarily the result of increased worldwide demand for steel products and favorable results from LNM Holdings’ continued focus on sales of value-added products.

The inclusion of Ispat Polska and the other newly acquired operating units increased shipments in the European region by 2,540 thousand tons in the six months ended June 30, 2004.  The increase in shipments in the six months ended June 30, 2004, related to the consolidation of Iscor into the Rest of World region totaled 3,412 thousand tons.

Excluding these effects shipments increased by 790 thousand tons, to 6,711 thousand tons in the six months ended June 30, 2004 from 5,921 thousand tons in the six months ended June 30, 2003, due to higher sales and increased demand, as well as operational improvements.

Cost per Ton

Excluding the effects on costs per ton related to Ispat Polska, Iscor and the other newly acquired operating units, LNM Holdings’ average cost per ton increased by 28% in the six months ended June 30, 2004 compared to the six months ended June 30, 2003, primarily as a result of higher raw material costs, both generally and with respect to increased production of value added products, as well as increases in the costs of other key inputs.

Excluding the effects on costs per ton related to Ispat Polska and the other newly acquired operating units, average cost per ton increased by 28% in the European region.  The increase in the European region was partially offset by benefits derived from the introduction of cost reduction programs at Ispat Nova Hut.

Excluding the effects on costs per ton related to Iscor, average cost per ton increased by 22% in the Rest of World region.  In addition to higher costs related to raw materials and other inputs, the increase in the Rest of World region was affected by appreciation of the Kazakh tenge and decreased capacity utilization at Ispat Annaba.

Gross Margin

The following table illustrates the gross margin (as a percentage of net sales) at each of LNM Holdings’ operating regions for the relevant periods:

	Gross Margin (%) June 30,
Region	2004	2003
Europe (1)	33	27
Rest of World (2)	49	54
Total	40	39

(1)               Includes results of Ispat Nova Hut from January 31, 2003 and Ispat Polska from March 5, 2004.

(2)               Includes results of Iscor from January 2004.

LNM Holdings’ gross margin increased slightly from 39% in the six months ended June 30, 2003 to 40% in the six months ended June 30, 2004.

In the European region, gross margin increased to 33% in the six months ended June 30, 2004 from 27% in the six months ended June 30, 2003 primarily due to increases in average selling prices that were greater than increases in costs.

Including gross margin at Iscor, gross margin in the Rest of World region decreased to 49% in the six months ended June 30, 2004 from 54% in the six months ended June 30, 2003.  Excluding the effects on gross margin related to Iscor, gross margin in the Rest of World region increased to 68% in the six months ended June 30, 2004 from 54% in the six months ended June 30, 2003.

The inclusion of Ispat Polska increased selling, general and administrative expenses by $40 million in the six months ended June 30, 2004, while increases relating to the consolidation of Iscor’s results were $70 million.  Selling and administrative expenses were also affected by expenses at the other newly acquired operating units, which expenses totaled $9 million in the six months ended June 30, 2004.

Excluding these effects, LNM Holdings’ selling, general and administrative expenses increased by $34 million, to $136 million in the six months ended June 30, 2004 from $102 million in the six months ended June 30, 2003, primarily because of increased sales and higher charges for support services from INV.

Operating Income

Operating income and operating margin (as a percentage of net sales) at LNM Holdings’ regions were as follows:

	Operating Income June 30,		Operating Margin June 30,
Region	2004	2003	2004	2003
	($ millions)		(%)
Europe (1)	792	159	24	15
Rest of World (2)	1,108	404	43	49
Total	1,900	563	33	30

(1)               Includes results of Ispat Nova Hut from January 31, 2003 and Ispat Polska from March 5, 2004.

(2)               Includes results of Iscor from January 2004.

Operating income equals gross profit less selling, general and administrative expenses and depreciation.

LNM Holdings’ operating income increased by $1,337 million to $1,900 million in the six months ended June 30, 2004 from $563 million in the six months ended June 30, 2003 due, in part, to the inclusion of the results of Ispat Polska and the change in accounting treatment of Iscor.  The inclusion of operating income of Ispat Tepro and Ispat Siderurgica, and operating losses of Ispat Petrotub and the Macedonian Operations, had a minimal effect on LNM Holdings’ operating income in the European region.

Excluding the increases in operating income related to Ispat Polska, Iscor and the other newly acquired operating units, the increase in operating income was primarily due to increased margins, particularly at Ispat Nova Hut in the European region and Ispat Karmet in the Rest of World region, as well as benefits derived from reductions in fixed costs and employee related charges.

Other Income/(Expense)

Other income increased by $32 million, to $38 million in the six months ended June 30, 2004 from $6 million in the comparable period in 2003, primarily due to the inclusion of income from affiliates related to Iscor.

Financing Costs

LNM Holdings’ interest expense increased by $9 million, to $30 million in the six months ended June 30, 2004 from $21 million in the six months ended June 30, 2003, primarily due to the inclusion of interest expense at Ispat Polska and Iscor and interest expense related to an additional borrowing at LNM Holdings.

Income Tax

Current income tax provision increased by $218 million in the six months ended June 30, 2004, due to the inclusion of taxes at Ispat Polska and Iscor, as well as increased taxes at Nova Hut due to the exhaustion of tax loss carryforwards that were available to it in the six months ended June 30, 2003.

Year Ended December 31, 2003 compared to Year Ended December 31, 2002

Summary

The following events occurred in 2003, which have had a significant effect on LNM Holdings’ results of operations:

Europe

LNM Holdings’ consolidated financial statements for 2003 included the results of operations of a newly acquired operating unit in the European region, Ispat Nova Hut, for the eleven months ended December 31, 2003 (i.e. from the date of its acquisition).  The results of Ispat Nova Hut were not included in 2002.  In addition, LNM Holdings acquired Ispat Tepro and Ispat Petrotub during 2003.

Rest of World

In 2003, LNM Holdings increased its equity interest in Iscor from 34.8% to 49.9%.  Therefore the percentage of Iscor’s net income that LNM Holdings recorded in its financial statements as “income from equity investment” increased from 34.8% to 49.9%.  In addition, during December 2003, LNM Holdings received $94 million in remuneration from Iscor under the BAA.

For the reasons stated above, the results of operations for LNM Holdings for the periods set forth below are not directly comparable.

Results of Operations

LNM Holdings enjoyed the benefits of increased demand and higher prices for steel products during the first quarter of 2003, fueled by strong demand from China.  Worldwide demand was lower during the second quarter and continued to lessen during the rest of the year.  Nonetheless, overall prices increased during 2003, due to continued strong demand from Asia, in particular from China.

The inclusion of the results of Nova Hut resulted in an increase in sales in the European region of $1,162 million in 2003.  Excluding this effect, sales in the European region increased to $1,226 million in 2003 from $899 million in 2002.

In the Rest of World region, sales increased by $449 million, to $1,779 million in 2003 from $1,330 million in 2002.  These increases were primarily attributable to increased demand for steel products and higher international steel prices.

LNM Holdings’ overall average selling prices increased by 35% in 2003.

Excluding the results of Ispat Nova Hut, average selling prices in the European region increased by 25% in 2003.  If the results of Ispat Nova Hut are included, average selling prices in the European region increased by 32% during the same period.

In the Rest of World region, average selling price increased by 41% in 2003.

Excluding the effects on results related to the inclusion of Ispat Nova Hut, average cost per ton increased by 15% in the European region in 2003 compared to 2002, while average cost per ton increased by 16% in the Rest of World Region, for an overall increase of 17%.  These increases were primarily the result of higher raw material costs, reflecting the general state of the market in a time of high demand, but also reflecting, in part, LNM Holdings’ increased focus on production of value added products.

The inclusion of expenses at Nova Hut resulted in an increase in selling, general and administrative expenses of $40 million in 2003.  Excluding this effect, selling, general and administrative expenses increased by $25 million, to $179 million in 2003 from $154 million in 2002, primarily as a result of increased professional fees and head office expenses, as well as higher management fees and royalty payments to INV under the Management Services Agreement.

LNM Holdings’ operating income increased by $576 million, to $1,136 million in 2003 from $560 million in 2002, due to higher selling prices and volumes, offset in part by increases in raw material costs and the costs of other key inputs and freight.

For the reasons set forth above (including a positive $64 million resulting from the increase in LNM Holdings’ equity interest in Iscor), net income before minority interest increased by $594 million, to $1,151 million in 2003 from $557 million in 2002.

The key performance indicators which management uses to analyze each region are net sales, average selling price, shipments, cost per ton, gross profit and operating income.  Management’s analysis of liquidity and capital resources is driven by working capital and operating cash flow.

Net Sales and Average Selling Prices

LNM Holdings uses Net Sales (sales less freight and other costs) numbers for managing its business.  All analyses presented here onwards are based on Net Sales numbers.  The following table gives a summary of key Net Sales numbers:

	Net Sales		Changes in
	December 31,				Average Selling
Region	2003	2002	Net Sales	Shipments	Price
	($ millions)		(%)	(%)	(%)

Europe (1)	2,313	865	167	77	32
Rest of World	1,676	1,244	35	(6)	41
Total	3,989	2,109	89	29	35

(1)               Includes results of Ispat Nova Hut from January 31, 2003.

In 2003, the inclusion of Nova Hut resulted in increases in net sales of $1,147 and in shipments of 2.9 million tons in the European region.

In the Rest of World region, net sales increased by 35%, or $432 million, to $1,676 million in 2003 from $1,244 million in 2002, primarily due to a 41% increase in average selling price.  Stronger demand led to higher selling prices and increased sales to customers in Asia, particularly in China.

During the same period, shipments decreased by 6% in the Rest of World region.  The decrease in shipments occurred as a result of temporary reductions in overall volumes at the relevant operating units, due, in part, to an increased focus on production and sales of value added products at Ispat Annaba.

In the European region, the average selling price increased by 32% in 2003, primarily driven by improved market conditions and increased sales of relatively higher priced Nova Hut products.

In the Rest of World region, average selling price increased by 41% in 2003 compared to 2002, primarily due to improved market conditions and an increase in sales of value added products at Ispat Annaba.  LNM Holdings’ overall average selling price realized increased by 35%.

Cost Per Ton

Excluding effects related to average cost per ton at Ispat Nova Hut, LNM Holdings’ average cost per ton increased by 17% in 2003 compared to 2002, primarily due to higher costs of raw materials and other inputs.

In the European region, average cost per ton increased by 15% at Ispat Sidex during the same period, primarily due to increases in input costs, particularly raw materials and energy.

In the Rest of World region, in addition to increases in input costs, lower capacity utilization at Ispat Annaba and strengthening of the Kazakh tenge against the Dollar contributed to a 16% increase in average cost per ton in 2003 compared to 2002.

Gross Profit

LNM Holdings’ gross profit increased by $700 million to $1,503 million in 2003 from $803 million in 2002, due to higher selling prices and increased shipments, offset in part by increases in raw material costs and the costs of other key inputs and freight.

Excluding the effects on gross profit related to Ispat Nova Hut, gross profit increased by $160 million in the European region, to $308 million in 2003 from $148 million in 2002.

In the Rest of World region, gross profit increased by $291 million to $946 million.

Gross Margin

The following table illustrates the gross margin (as a percentage of net sales) at each of LNM Holdings’ operating regions for the relevant periods:

	Gross Margin (%) December 31,
Region	2003	2002
Europe (1)	24	17
Rest of World	56	53
Total	38	38

(1)               Includes results of Ispat Nova Hut from January 31, 2003.

LNM Holdings’ overall gross margin remained flat at 38% in 2003 and 2002.

Gross margin in the European region increased to 24% in 2003 from 17% in 2002, primarily due to price increases at Ispat Sidex and the inclusion of the results of Ispat Nova Hut.

Gross margin in the Rest of World region increased to 56% in 2003 from 53% in 2002, as a result of increased average selling prices, which were partially offset by higher costs of sales.

Operating Income

Operating income and operating margin (as a percentage of net sales) at LNM Holdings’ operating regions were as follows:

	Operating Income December 31,		Operating Margin December 31,
Region	2003	2002	2003	2002
	($ millions)		(%)
Europe (1)	293	39	13	5
Rest of World	843	521	50	42
Total	1,136	560	28	27

(1)               Includes results of Ispat Nova Hut from January 31, 2003.

Operating income equals gross profit less Selling, General and Administrative expenses and Depreciation.

Other Income / (Expense)

LNM Holdings’ other income increased by $28 million, to $32 million in 2003 from $4 million in 2002.  Other income included payments made by Iscor under the BAA that were not reflected under “income from equity investment” in LNM Holdings’ financial statements.

The increase in other income was partially offset in the Rest of World region by an increase in “other expenses” at Ispat Annaba.

In the European region, “other income” included income from affiliates at Ispat Nova Hut.

Financing Costs

LNM Holdings’ interest expense increased by $9 million, to $33 million in 2003 from $24 million in 2002, primarily due to the inclusion of interest expense at Ispat Nova Hut in the European region, which was partially offset by decreased interest expense at Ispat Sidex related to the reclassification of certain bank charges as selling, general and administrative expenses in 2003.  The increase in LNM Holdings’ overall interest expense in 2003 was also offset by decreased interest expense at Ispat Karmet as a result of certain debt repayments.

Net Gain or Loss from Foreign Exchange

The reporting currency of LNM Holdings is the U.S. dollar.  Movements in the exchange rates of the currencies of the countries in which LNM Holdings operates versus the U.S. dollar have an impact on its earnings.  Such exchange rate movements can have an effect on both revenues and costs.  LNM Holdings experienced a gain from foreign exchange of $40 million in 2003, which included gains at Ispat Nova Hut and Ispat Sidex in the European region and gains at LNM Marketing, Ispat Karmet and Ispat Annaba in the Rest of World region.

Income Tax

Current income tax expense decreased to $21 million in 2003 from $46 million in 2002, primarily due to decreased income taxes at Ispat Karmet under the tax regime described below.  This decrease was partially offset by increases in income tax at the LNM Holdings’ level due to higher corporate income.

Ispat Karmet has entered into various agreements with the Kazakhstan government.  Under these agreements, Ispat Karmet made certain capital expenditure commitments and, contingent upon Ispat Karmet satisfying its obligations thereunder, the Kazakh government agreed to provide tax concessions.  Ispat Karmet has provided for deferred taxes with respect to the amounts of such concessions at the statutory rate, until it determines that it has met the conditions specified in the agreement.  Ispat Karmet will continue to monitor its progress towards meeting the obligations and the effect of such progress on the tax provisions in its financial statements.

Minority Interest

Minority interest in income of subsidiaries amounted to $35 million in 2003.  This consisted of the share of minority shareholders in the net income of mainly Ispat Nova Hut, Ispat Annaba and Ispat Sidex.

Year Ended December 31, 2002 compared to Year Ended December 31, 2001

LNM Holdings’ results of operations for 2002 and 2001 are not directly comparable, primarily due to acquisitions that occurred during these periods.  LNM Holdings acquired Ispat Sidex on November 15, 2001.  Therefore, LNM Holdings’ consolidated financial statements for 2002 include the results of operation of Ispat Sidex for the entire year, while the 2001 consolidated financial statements for 2001 include Ispat Sidex’s results only for the six-week period ended December 31, 2001.  Ispat Sidex was the only operating unit in the European region for 2002 and the relevant period in 2001.

In the Rest of World region, LNM Holdings acquired Ispat Annaba in October 2001, and its consolidated financial statements for 2001 include the results of Ispat Annaba only for the period between October 18, 2001 and December 31, 2001.  Also, in 2002, LNM Holdings’ increased its equity interest in Iscor from 8.3% to 34.8%.  The increase in LNM Holdings’ equity interest in Iscor resulted in an increase in LNM Holdings net income of $95 million.

Following sharp increases in steel production resulting from improvements during the Asian economic recovery, coupled with a general drop in demand, steel prices had fallen by the end of 2001 to reach their lowest level in almost 30 years.  This led to overcapacity and the imposition of various trade actions under which governments sought to protect their domestic steel industries from low priced imports.  The announcement of trade restrictions, combined with reduced production, led to a recovery in prices during 2002, which, along with other factors that occurred towards the end of the second quarter, caused favorable reactions in the steel markets.  An important factor was a significant increase in demand from emerging and other markets, most notably China, and the pronouncement of Section 201 trade rulings by the United States.

As part of LNM Holdings’ strategy to increase production and sales of value added products, Ispat Karmet reduced its sales of slabs and increased its production and sales of galvanized and cold rolled products.  In addition, Ispat Sidex increased its production and sales of higher value items such as cold rolled and galvanized products.  This contributed to the increases in both sales and average selling price in 2002.  In addition to the factors described above, LNM Holdings faced the challenge of successfully integrating Ispat Sidex into the European region and Ispat Annaba into the Rest of World region.

Results of Operations

As a result of the inclusion of full year results of Ispat Sidex, sales increased in the European region by $807 million in 2002 compared to the prior year.  As a result of the inclusion of full year results of Ispat Annaba, sales increased in the Rest of World region by $279 million in 2002 compared to the prior year.  Excluding the increases in sales related to Ispat Sidex and Ispat Annaba, LNM Holdings’ overall sales increased by $196 million, to $1,142 million in 2002 from $946 million in 2001, primarily due to higher prices, increased production and an improved product mix towards value added products.

Average selling price per ton in U.S. dollar terms decreased by 2% in the European region and increased by 27% in the Rest of World region, for an overall increase of 22% in 2002 compared to 2001.  The increase was primarily due to higher demand for steel products and an increased emphasis on production of value added products.

The inclusion of full year results for Ispat Sidex in 2002 (compared to the inclusion of a partial period in 2001) resulted in an increase in shipments in the European region of 3.6 million tons, while the inclusion of full year results for Ispat Annaba in 2002 (compared to the inclusion of a partial period in 2001) resulted in an increase in the Rest of World region of 1.2 million tons.  Excluding these effects, shipments increased to 4.2 million tons in 2002 from 4.0 million tons in 2001, due to higher demand and improvements in transportation methods.

The inclusion of full year results for Ispat Sidex and Ispat Annaba in 2002 (compared to the inclusion of partial periods in 2001), resulted in an increase in LNM Holdings’ net sales of $1,053 million.  Excluding these effects, net sales (sales less freight and other costs) increased by $194 million to $1,056 million in 2002 from $862 million in 2001.

Average cost per ton decreased by 19% in the European region in 2002 compared to 2001 and 3% in the Rest of World region in the same period, due to improved efficiencies.  LNM Holdings’ overall average cost per ton increased by 12% as a result of a higher cost base in the European region, which was related to an improved product mix towards value added products.

The inclusion of full year results for Ispat Sidex and Ispat Annaba in 2002 (compared to the inclusion of partial periods in 2001), resulted in an increase in selling general and administrative expenses of $34 million in the European region and $39 million in the Rest of World Region, respectively.  Excluding these effects, LNM Holdings’ selling general and administrative expenses increased by $23 million, to $81 million in 2002 from $58 million in 2001, respectively, which increases were primarily attributable to increases in insurance expense and property taxes.

LNM Holdings’ operating income increased by $53 million in the European region in 2002 compared to 2001 and $350 million in the Rest of World region in the same period.  The increase in operating income was primarily the result of higher sales and higher average prices in the Rest of World region.  In addition, the inclusion of full year results of Ispat Sidex and Ispat Annaba contributed to the overall increase in operating income.

For the reasons set forth above (including the $95 million improvement in net income resulting from the increase in LNM Holdings’ equity interest in Iscor), net income before minority interest increased by $446 million, to $557 million in 2002 from $111 million in 2001.

The key performance indicators which management uses to analyze each operating unit are Net Sales, average selling price, shipments, cost per ton, gross profit and operating income.  Management’s analysis of liquidity and capital resources is driven by working capital and operating cash flow.

The gross profit and operating income analyses set forth below are provided for the Company as a whole.

Net Sales and Average Selling Prices

LNM Holdings uses Net Sales numbers for managing its business.  All analyses presented here onwards are based Net Sales numbers.  The following table gives a summary of key Net Sales numbers:

	Net Sales		Changes in
	December 31,				Average Selling
Region	2002	2001	Net Sales	Shipments	Price
	($ millions)		(%)	(%)	(%)

Europe (1)	865	89	872	908	(2)
Rest of World (2)	1,244	773	61	33	27
Total	2,109	862	145	111	22

(1)               Consists of data from Ispat Sidex, which LNM Holdings acquired in November 2001.  The figures for 2001 include data for the six week period ended December 31, 2001.

(2)               Includes data from Ispat Annaba, which LNM Holdings acquired in October 2001.  The figures for 2001 include data for Ispat Annaba for the period from October 18, 2001 through December 31, 2001.

In the European region, Net Sales increased as a result of inclusion of full year operations of Ispat Sidex (compared to the inclusion of a partial period in 2001) by 872%, to $865 million in 2002 from $89 million in 2001.

In the Rest of World region, shipments increased by 33% in 2002 compared to 2001.  The increase in steel shipments resulted from increased production capacity and higher demand, particularly from China and Southeast Asia.

Net sales in the Rest of World region increased by 61% during the same period.  This increase in net sales was largely attributable to an improved product mix towards value added products.  For example, the completion of galvanizing line 2 at Ispat Karmet increased production capacity for galvanized steel products.

LNM Holdings’ overall average selling prices per ton increased by 22% in 2002 compared to 2001, largely due to an increase in sales of value added products, particularly coated products, coupled with a reduction in sales of lower end products, such as slabs.

Cost per ton

Average cost per ton decreased by 19% in the European region in 2002 compared to 2001 and 3% in the Rest of World region for the same period.  These decreases occurred primarily as a result of improvements in operational efficiencies.  However, LNM Holdings’ overall average cost per ton increased by 12% in 2002 compared to 2001, primarily due to the inclusion, for the first time, of a higher cost base in the European region.

Gross Profit

LNM Holdings’ gross profit (sales less cost of sales, excluding depreciation) increased by $536 million to $803 million in 2002 from $267 million in 2001.

In the European region, gross profit increased by $147 million to $148 million in 2002 from $1 million in 2001, primarily due to the inclusion of full year results for Ispat Sidex in 2002 (compared to the inclusion of a partial period in 2001).  The elimination of barter sales transactions and improved procurement policies at Ispat Sidex also contributed to higher gross profits.

In the Rest of World region, gross profits increased by $389 million to $655 million in 2002 from $266 million in 2001.  The increase was mainly due to the inclusion of full year results of Ispat Annaba, as well as increased sales derived from an improved product mix that was partially offset by increases in costs of raw material and other inputs.

Gross Margin

LNM Holdings’ gross margin (as a percentage of net sales) increased to 38% in 2002 from 31% in 2001 due to higher selling prices and cost reduction programs implemented by LNM Holdings, which increase was partially offset by increased costs for raw materials and other inputs.  The following table sets forth the gross margin at LNM Holdings’ operating regions:

	Gross Margin (%) December 31,
	2002	2001
Europe	17	1
Rest of World	53	34
Total	38	31

Operating Income

Operating income and operating margin (as a percentage of net sales) at LNM Holdings’ operating regions for the relevant periods were as follows:

	Operating Income ($ M) December 31,		Operating Margin (%) December 31,
Region	2002	2001	2002	2001
Europe (1)	39	(14)	5	(16)
Rest of World (2)	521	171	42	22
Total	560	157	27	18

(1)               Consists of data for Ispat Sidex, which LNM Holdings acquired in November 2001.  The figures for 2001 operating income are for the six weeks ended December 31, 2001.

(2)               Includes data for Ispat Annaba, which LNM Holdings acquired in October 2001.  The figures for 2001 operating income include results of Ispat Annaba for the period between October 18, 2001 and December 31, 2001.

Operating income equals gross profit less selling, administrative and general expenses and depreciation.

Other Income/(Expense)

LNM Holdings recorded other income of $4 million in 2002, compared to $7 million in 2001.

Financing Costs

Interest expense increased by $12 million, to $24 million in 2002 from $12 million in 2001.  This increase was primarily the result of a net increase in overall borrowing and was partially offset by decreased interest expense at Ispat Karmet as a result of certain debt repayments.

Net Gain or Loss from Foreign Exchange

The reporting currency of LNM Holdings is the U.S. dollar.  Movements in the exchange rates of the currencies of the countries in which LNM Holdings operates versus the U.S. dollar have an impact on its earnings.  Such exchange rate movements can have an impact on both revenues and costs.  LNM Holdings experienced a net loss from foreign exchange of $8 million in 2002 ($9 million in 2001).

Income Tax

As a result of improved earnings, current income tax expenses increased by $28 million to $46 million in 2002, from $18 million in 2001.

Minority Interest

Minority interest in income of subsidiaries was $11 million in 2002.  This consisted of the share of minority shareholders in the net income of Ispat Sidex and Ispat Annaba.

Liquidity and Capital Resources

Summary

Six months ended June 30, 2004 compared to six months ended June 30, 2003

The Company’s principal sources of liquidity are cash generated from operations, external financing (at LNM Holdings and at its operating units) and various working capital credit lines at its operating units.

In June 2004, LNM Holdings executed a revolving credit facility of $400 million and a term facility of $100 million.  See “Trend Information—Funding,” below.

In October 2004, LNM Holdings declared a $2 billion dividend.  See “Recent Developments.”

Cash flow from operations increased by $757 million, to $1,174 million, in the six months ended June 30, 2004 from $417 million in the six months ended June 30, 2003, as a result of higher net income, offset in part by increased working capital.

LNM Holdings expects that the sources of liquidity will be adequate in 2005 to meet the needs of its business, to finance its capital expenditures, meet scheduled debt payments, and provide for additional debt amortization.

LNM Holdings’ capital expenditures totaled $244 million in the six months ended June 30, 2004 compared to $87 million in the six months ended June 30, 2003.  In the European Region, capital expenditures increased to $86 million in the six months ended June 30, 2004 from $29 million in the six months ended June 30, 2003, primarily due to the inclusion of capital expenditures at Ispat Polska and an increase in capital expenditures at Ispat Sidex related to the reconstruction of a pickling line and the modernization of a continuous caster.

In the Rest of World region capital expenditures increased to $158 million in the six months ended June 30, 2004 from $58 million in the six months ended June 30, 2003.  This increase is primarily attributable to an increase in capital expenditures at Ispat Karmet related to reconstruction of blast furnace no. 4 and construction of a new continuous caster and the inclusion of capital expenditures at Iscor.

Cash and cash equivalents were $1,387 million at June 30, 2004 compared to $412 million at June 30, 2003.  In addition, LNM Holdings’ operating units had available borrowing capacity of $341 million for the six months ended June 30, 2004.

LNM Holdings’ total external debt was $969 million at June 30, 2004 compared to $745 million at June 30, 2003.

Approximately 80% of the debt of LNM Holdings’ operating units is secured by liens on specified assets of the relevant operating unit and carries interest rates at varying levels based on a combination of fixed and variable interest rates.  See Note 11 of the Consolidated Financial Statements.  Most of the loan agreements of LNM Holdings’ operating units require the operating unit to comply with certain financial and other covenants.  Approximately, $243 million of the long-term debt of our operating units is guaranteed by LNM Holdings.

Cash Flows

The Company’s principal sources of liquidity are cash generated from operations, external financings (at LNM Holdings and at its operating units) and various working capital credit lines at its operating units.  A summary of LNM Holdings’ cash flow is given below.

	For the year ended December 31,
(All amounts in $ millions)	2003	2002	2001
Net cash provided from operating activities	1,249	401	215
Net cash used in investing activities	(572)	(288)	(149)
Net cash provided from (used in) financing activities	(219)	87	26

Year ended December 31, 2003 compared to year ended December 31, 2002

Net Cash Provided From Operating Activities

Cash flow from operations increased by $848 million, to $1,249 million in 2003 compared to $401 million in 2002, primarily due to higher net income, while net working capital (Accounts Receivable plus Inventories plus Other Current Assets minus Trade Accounts Payable minus Accrued Expenses) increased by $147 million.  The increase in working capital was due to an increase in inventories (including raw materials and production in progress) of $124 million, an increase in prepaid expenses of $89 million and an increase in trade accounts receivable of $49 million.  These factors were offset in part by increases in accrued expenses and other liabilities of $94 million and increases in accounts payable of $21 million.  Increased production in response to higher demand, and increases in prices and raw material costs, were the primary drivers of these changes.

Net Cash Used in Investing Activities

Net cash used in investing activities increased by $284 million, to $572 million in 2003 compared to $288 million in 2002 due to higher investments in Property, Plant and Equipment and in affiliates.

LNM Holdings’ capital expenditures increased by $100 million, from $157 million in 2002 to $257 million in 2003.

In the European region, a portion of the increase in capital expenditures was related to the inclusion of Ispat Nova Hut in 2003, where significant investments were made in the by-products plant and in modernizing a blast furnace and a tandem furnace.  The main drivers of capital expenditure growth in the European region, however, were projects at Ispat Sidex, including reconstruction of battery no. 2 in the coke oven plant, modernization of caster 1 in basic oxygen furnace 1 and reconstruction of pickling line no. 2.

In the Rest of World region, Ispat Karmet made significant capital expenditures related to the installation of the continuous caster, reconstruction of Blast Furnace 3, as well as investments in its coal division.  In addition, Ispat Annaba invested in a bar mill.

Net Cash Provided From / (Used in) Financing Activities

Net cash provided from (used in) financing activities increased by $306 million, to $(219) million in 2003 compared to $87 million in 2002, primarily due to dividend payments and repayments of debt.

Sources and Uses of Cash

Working Capital

Cash and cash equivalents were $820 million at December 31, 2003 compared to $340 million at December 31, 2002.  The following table sets forth details regarding working capital credit facilities at LNM Holdings’ principal operating regions for the relevant periods:

	Limit As of December 31,		Utilization As of December 31,		Availability As of December 31,
(All amounts in $ millions)	2003	2002	2003	2002	2003	2002
Europe	86	51	74	51	12	—
Rest of World	92	69	20	13	72	56
Total	178	120	94	64	84	56

Debt

LNM Holdings’ total external debt was $790 million at December 31, 2003 compared to $409 million at December 31, 2002.  The external debt figure for Europe in 2002 does not include any external debt of Ispat Nova Hut for that period.  The following table sets forth details regarding external debt at LNM Holdings’ operating regions for the relevant periods:

	Long-Term Debt As of December 31,		Payable to Bank As of December 31,		Current Portion of Long- Term Debt As of December 31,		Total Debt As of December 31,
(All amounts in $ millions)	2003	2002	2003	2002	2003	2002	2003	2002
Europe	413	117	54	31	62	2	529	150
Rest of World	200	233	23	13	38	13	261	259
Total	613	350	77	44	100	15	790	409

Shareholders’ Equity

Shareholders’ equity increased by $1,098 million, to $2,412 million at December 31, 2003 from $1,314 million at December 31, 2002, due to retention of earnings.

Year ended December 31, 2002 compared to year ended December 31, 2001

Net Cash Provided From Operating Activities

Cash flow provided from operations increased by $186 million, to $401 million in 2002 compared to $215 million in 2001, primarily due to improvements in net income, while net working capital (Accounts Receivable plus Inventories plus Other Current Assets minus Trade Accounts Payable minus Accrued Expenses) increased by $142 million as a result of higher inventories and other current assets, and lower trade accounts payable.

Net Cash Used in Investing Activities

Net cash used in investing activities increased by $139 million, to $288 million in 2002 compared to $149 million in 2001 due to higher investments in Property, Plant and Equipment and in affiliates.  Capital expenditures were $157 million in 2002 compared to $103 million in 2001, primarily as a result of increased capital expenditures related to partial relining of a blast furnace at Ispat Karmet and modernization of a hot strip mill at Ispat Annaba.

Net Cash Provided From Financing Activities

Net cash provided from financing activities increased by $61 million, to $87 million in 2002 compared to $26 million in 2001, primarily as a result of a net increase in borrowings.

Sources and Uses of Cash

Working Capital

Cash and cash equivalents were $340 million at December 31, 2002 compared to $140 million at December 31, 2001.  The following table sets forth details regarding working capital credit facilities at LNM Holdings’ operating regions for the relevant periods:

	Limit As of December 31,		Utilization As of December 31,		Availability As of December 31,
(All amounts in $ millions)	2002	2001	2002	2001	2002	2001
Europe	51	30	51	30	—	—
Rest of World	69	69	13	28	56	41
Total	120	99	64	58	56	41

Debt

LNM Holdings’ total external debt was $409 million at December 31, 2002 compared to $345 million at December 31, 2001.  The following table sets forth details regarding external debt at LNM Holdings’ principal operating regions for the relevant periods:

	Long-Term Debt As of December 31,		Payable to Bank As of December 31,		Current Portion of Long- Term Debt As of December 31,		Total As of December 31,
(All amounts in $ millions)	2002	2001	2002	2001	2002	2001	2002	2001
	($ million)
Europe	117	18	31	90	2	1	150	109
Rest of World	233	195	13	27	13	14	259	236
Total	350	213	44	117	15	15	409	345

Shareholders’ Equity

Shareholders’ equity increased by $546 million, to $1,314 million at December 31, 2002 from $768 million at December 31, 2001, resulting primarily from the retention of earnings.

Research and Development, Patents and Licenses

LNM Holdings has not incurred significant research and development costs in the past.  LNM Holdings has received research and development services from INV, for which it paid appropriate fees.

Trend Information

Steel Industry

Estimated steel production increased at an average rate of 1.6% per year during the period between 1990 and 2000.  (Source: World Steel Dynamics)  During the period between 2000 and 2003, steel production increased at an average rate of 4.4% per year.  However, global crude steel production increased by 7% in 2003, from 902 million metric tonnes in 2002 to 965 million metric tonnes in 2003.  The steel markets continue to be significantly influenced by demand from China primarily for steel-related inputs.  Global demand for steel products is expected to remain relatively strong in the near term, despite an expected decrease in Chinese demand.

LNM Holdings expects the Central and Eastern European and Asian, steel industries to continue to benefit from increased domestic and global demand for steel.  In 2003, consumption of finished steel products rose 7.3% year-on-year and we expect consumption to continue to grow, with engineering, construction and tube production being the main drivers of domestic demand.

Steel prices were very strong in the first half of 2004, and global steel prices are expected to remain strong through the first half of 2005.  LNM Holdings expects steel prices in the countries in which it operates to generally track international prices.  Further, LNM Holdings believes that the accession of 10 new countries into the European Union in May 2004 will add steel producing capacity, and may lead to some pressure on prices after the transitional arrangements come to an end.  Production in end-user steel industries is expected to continue the modest recovery observed during the last year.

Sales

LNM Holdings expects to increase its steel production and shipments of steel products in response to increased demand and favorable steel prices.  It also intends to increase and modernize its production capacities if such trends continue.  Continuing improvement in the Central & Eastern European and Asian steel markets would result in increased sales and positive results for its businesses.

Costs

LNM Holdings expects its steel costs per tonne to remain relatively stable, as a result of higher production volumes and cost savings from the continuing integration of recently acquired operating units.  In addition, LNM Holdings expects that efficiency and output gains arising as a result of its targeted capital expenditure program will help to offset any increases in payroll costs and raw material prices and potential increases in energy prices.  For example, Ispat Sidex has completed the reconstruction of coke battery no. 2, which it believes will reduce its dependence on external coke suppliers and reduce its coke production costs.  Ispat Sidex has also modernized its slab caster, which it expects will result in increased slab production, and reconstructing its pickling line, which will result in lower electricity and natural gas usage, as well as increase production of cold rolled products.  Ispat Karmet is installing a continuous caster and reconstructing some of its blast furnaces, which it believes will enhance productivity and production.

Funding

LNM Holdings has approximately $250 million of scheduled debt repayments between 2004 and 2006.  Approximately $105 million of this amount is related to debt at Ispat Nova Hut.

In June 2004, LNM Holdings finalized a three year, revolving credit facility in an aggregate amount of $400 million, which is extendable for two additional years.  The Lead Arrangers of the credit facility, ABN AMRO Bank N.V., Citibank International PLC, Credit Suisse First Boston International, HSBC Bank PLC and UBS Limited, committed $250 million of the total amount, and it is expected that the remaining $150 million will be syndicated during 2004.

 At the same time, LNM Holdings concluded a $100 million term facility with the International Finance Corporation, repayable between 2007 and 2012.

While LNM Holdings believes that financing activities in progress will be completed as planned, no assurance can be given that any such transactions will be completed on time, on the terms currently contemplated or at all.

Off-Balance Sheet Arrangements

LNM Holdings has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Tabular Disclosure of Contractual Obligations

LNM Holdings has, in the ordinary course of its business, entered into various purchase commitments for materials, supplies and items of permanent investment.  LNM Holdings’ management believes that these commitments are not in excess of current market prices and reflect normal business practices and operations.  At December 31, 2003, LNM Holdings had outstanding certain long-term obligations that will become due in 2004 and in later years.  These purchase commitments and long-term obligations will have an effect on LNM Holdings’ future liquidity and capital resources.  The table below shows, by major category, commitments and long-term obligations outstanding as of December 31, 2003, and LNM Holdings’ current estimate of their annual maturities.

	Payments Due by Period
(All amounts in $ millions) Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-Term Debt Obligations	713	100	205	111	297
Capital (Finance) Lease Obligations (1)	—	—	—	—	—
Operating Lease Obligations (2)	—	—	—	—	—
Purchase Obligations	421	381	29	10	1
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet (3)	101	—	101	—	—
Acquisition/SPA Commitments	798	189	361	172	76
Total	2,033	670	696	293	374

(1)               LNM Holdings had no capital lease obligations as of December 31, 2003.

(2)               LNM Holdings had no operating lease obligations as of December 31, 2003.

(3)               Consists of deferred VAT and social contribution obligation payable to Ministry of Finance, Romania.

The table above does not include contractual obligations of Ispat Polska, Iscor or other acquisitions made by LNM Holdings after December 31, 2003.  Ispat Polska had $41 million in long-term debt and $276 million in other long-term obligations as of June 30, 2004.  Of this total amount, approximately $247 million is due within the next five years.

Iscor had $13 million in long-term debt and $189 million in other long-term obligations as of June 30, 2004.  Of this total amount, approximately $106 million is due within the next five years.

Long-term debt and other long-term liabilities associated with other acquisitions made after December 31, 2003 were not material.  See the Consolidated Interim Financial Statements of LNM Holdings for the Six Months ended June 30, 2004 included elsewhere herein.

Investment Commitment

The following table sets forth LNM Holdings’ capital expenditure commitments in connection with its acquisitions of certain steel producing assets:

Region/Operating Unit	Jurisdiction	Amount of capital expenditure commitment	Period for capital expenditure
Europe
Ispat Polska	Poland	$623 million	2004-2009
Ispat Sidex	Romania	$351 million (including $76 million environmental)	$251 million between 2001-2006 $100 million between 2007-2011
Ispat Nova Hut	Czech Republic	$243 million (including $20 million environmental)	$135 million between 2003-2007 $108 million between 2008-2012

Other	Romania	$57 million (including $18 million environmental)	2004-2014
Total in Europe		$1,274 million
Rest of World
Ispat Karmet	Kazakhstan	$580 million	$440 million between 2001-2004 $115 million in 2005 $25 million in 2006

Ispat Annaba	Algeria	$140 million	$80 million between 2001-2006 $60 million between 2007-2011

Ispat Tebessa	Algeria	$30 million	$20 million between 2001-2006 $10 million between 2007-2011
Total in Rest of World		$750 million
Total		$2,024 million

Europe

Ispat Polska

The sale of Ispat Polska by the government of Poland was part of its initiative to restructure its national steel industry.  As part of the acquisition agreement, in addition to the acquisition price of $476 million for its 69% economic and voting interest, LNM Holdings committed to make capital expenditures of $623 million through December 2009, as well as to comply with the Ispat Polska restructuring plan that the government of Poland agreed with the European Commission as part of the European Union accession process.  This includes the shutdown of some rolling and finishing facilities and minimum employment levels.  Approximately $515 million of the required capital investment is expected to be completed by the end of 2006, including construction of a continuous steel caster, modernization of rolling mills and construction of a color coating line, with the balance expected to be made between 2007 and 2009.  Also as part of this agreement, Polish state authorities irrevocably committed to sell their additional 25% interest in Ispat Polska to LNM Holdings.

Ispat Sidex

In connection with its acquisition by LNM Holdings, Ispat Sidex agreed with the Romanian government to make capital expenditures of approximately $251 million from November 2001 through December 2006, of which $76 million is to be used for environmental projects, as well as a further $100 million in capital expenditures from 2007 through 2011.  These investments are secured by a pledge of a portion of LNM Holdings’ shares in Ispat Sidex.  These investments, which have totaled $143 million through December 2003, have included modernizing a slab caster, pickling line, tandem mill and re-heating furnaces in the hot-rolling and plate mill; reconstructing a coke oven battery; implementing SAP computer software; and investments and equipment for desulphurizing coke oven gas.

Ispat Nova Hut

In connection with this acquisition of Ispat Nova Hut from the government of the Czech Republic, LNM Holdings made capital expenditure commitments totaling $243 million over 10 years, including $135 million from 2003 through 2007 and $20 million for environmental improvements.  LNM Holdings also rescheduled debt obligations of the Nova Hut Group of $249 million with a consortium of Czech and international banks and led by the International Finance Corporation.  In addition, Ispat Nova Hut committed to comply with the medium term restructuring plan approved by the European Commission.

Other European Subsidiaries

LNM Holdings has agreed to make capital expenditures of approximately $57 million over the next 10 years in relation to its other operating units in the European region.

Rest of World

Ispat Karmet

In December 2001, Ispat Karmet signed an investment agreement with the government of the Republic of Kazakhstan, pursuant to which Ispat Karmet agreed to make capital expenditures of approximately $580 million.  Total related capital expenditures through June 2004 were $318 million.  These capital expenditures have included reconstructing blast furnaces, constructing a continuous caster, constructing a coke oven battery, constructing a tin plate rolling mill and establishing a galvanizing line.  Ispat Karmet is also constructing two twin strand slab casters and conducting a major overhaul of a blast furnace.  Ispat Karmet plans to construct a color coating line, an additional cold rolling mill, a coke oven battery and a tinning line in 2005 and 2006.

Ispat Annaba

In connection with its acquisition of Ispat Annaba, LNM Holdings provided capital expenditure commitments of $140 million including environmental investment commitments of $25 million over 10 years from the date of acquisition, including minimum investment of $80 million and a minimum shipping level of 1.3 million tons per year by October 2006.  LNM Holdings’ agreements with the government of Algeria also relate to taxation levels and employment related issues.  LNM Holdings’ has also agreed to make capital expenditures of $30 million at Ispat Tebessa over 10 years after the date of its acquisition, including a minimum investment of $20 million by October 2006.

Quantitative and Qualitative Disclosures Concerning Market Risk

In the normal course of business, our financial position is routinely subject to a variety of risks.  We are exposed to market risks associated with foreign currency exchange rates, interest rates, commodities and equity prices.  We are also subject to the risks associated with the business environment in which we operate, including the collectibility of accounts receivable.

LNM Holdings does not hold or issue derivative financial instruments for trading purposes.

Currency risk

The functional currencies for Ispat Polska, Ispat Nova Hut and Iscor are the zloty, koruna and rand, respectively.  The U.S. dollar is the functional currency of the other significant operating units.  LNM Holdings’ reporting currency is the U.S. dollar.

LNM Holdings has $329 million in dollar-denominated variable rate debt and $153 million in euro-denominated variable rate debt.  LNM Holdings does not enter into significant hedging arrangements with respect to currency risk.

The table below summarizes LNM Holdings’ debt position by currency and rate method as of December 31, 2003.

	(in millions of dollars)
Rate Method	Dollar	Euro	Koruna	Total
Fixed Rate	161	—	15	176
Variable Rate	329	153	55	537
Total	490	153	70	713

Interest rate risk

LNM Holdings’ interest rate exposure results mainly from its debt obligations.  LNM Holdings had $713 million of long-term debt (including the current portion of long-term debt) outstanding at December 31, 2003.  Of this amount, $537 million is variable rate debt with a fair value of $537 million.  The remaining $176 million is fixed-rate debt with a fair value of $173 million.  Assuming a hypothetical 10% increase or decrease in interest rates at December 31, 2003, LNM Holdings estimates that the fair value of this fixed rate debt would change by $1 million.  Fair market values are based upon market prices or current borrowing rates with similar rates and maturities.

Based upon borrowings outstanding at December 31, 2003, a 10% increase or decrease in the cost of LNM Holdings variable rate debt would result in a change in pretax interest expense of $2 million.

LNM Holdings has entered into a hedging arrangement with respect to 50% of the interest on the Euro and dollar denominated tranches of loans from the International Finance Corporation to Ispat Nova Hut.  Other than this transaction, LNM Holdings has not entered into transactions designed to hedge against interest rate risks, which may exist under our current or future indebtedness.  LNM Holdings will continue to assess its options for hedging interest rate risks and may enter into such arrangements in the future.

The table below presents the principle cash flows and related range of interest rates, by expected maturity dates, of our variable and fixed-rate debt obligations as of December 31, 2003.

Expected maturity date as of December 31,

(all amounts in $ thousands)

Fixed	Currency	2004	2005	2006	2007	Thereafter	Total	Actual Int. Rate

Gov’t of Algeria	$		—	—	—	143,000	143,000	5.00%

Ministry of Finance, Romania		$—	883	883	883	2,091	4,740	6.30%

Ministry of Finance, Romania		$—	368	714	985	10,318	12,385	7.24%

Eximbank		$647	—	—	—	—	647	8.82%

Romanian Commercial bank		$105	—	—	—	—	105	8.00%

Total Fixed $		752	1,251	1,597	1,868	155,409	160,877

Variable	Currency	2004	2005	2006	2007	Thereafter	Total	Actual Int. Rate

EBRD		$8,018	8,017	8,017	—	—	24,052	5.50%
						—
IFC		$4,553	4,553	4,553	—	—	13,659	5.50%

Romanian Commercial Bank		$—	—	14,461	—	—	14,461	4.22%

IFC (tranche A)		$2,089	4,166	4,166	4,166	22,913	37,500	2.66%

IFC (tranche B)		$4,499	8,986	8,986	8,986	49,423	80,880	2.66%

GE Capital Hire Purchase		$744	784	818	853	30,151	33,350	4.30%

CSFB, Repalon		$25,000	—	—	—	—	25,000	4.67%

EBRD		$16,667	16,667	16,667	16,667	33,332	100,000	4.72%

Total Variable $		61,570	43,173	57,668	30,672	135,819	328,902

Variable	Currency	2004	2005	2006	2007	Thereafter	Total	Actual Int. Rate

KFW-Germany	EURO	3,680	3,512	3,512	3,512	9,488	23,704	2.63%

IFC	EURO	2,254	4,497	4,497	4,497	24,732	40,477	3.65%

IFC	EURO	4,945	9,870	9,870	9,870	54,288	88,843	3.65%

Total Variable Euro		10,879	17,879	17,879	17,879	88,508	153,024

Fixed	Currency	2004	2005	2006	2007	Thereafter	Total	Actual Int. Rate

Union Banka in Bankruptcy	CZK	12,598	—	—	—	—	12,598	22.00%

Ceska	CZK	209	—	—	—	—	209	44.00%

Konpo	CZK	2,388	—	—	—	—	2,388	25.00%

Total Fixed CZK		15,195	—	—	—	—	15,195

Variable	Currency	2004	2005	2006	2007	Thereafter	Total	Actual Int. Rate

Konpo	CZK	5,138	—	—	—	—	5,138	5.10%

Czech Syndicated	CZK	2,599	5,197	5,197	5,197	28,587	46,777	3.56%

Ceska	CZK	3,425	—	—	—	—	3,425	5.07%

Total Variable CZK		11,162	5,197	5,197	5,197	28,587	55,340

Commodity Price Risk

In the normal course of our business, we are primarily exposed to market risk of price fluctuations related to the purchase, production and sale of steel products, and to a lesser extent, to the purchase, production and sale of coal, coke and other products, such as zinc and aluminum.

LNM Holdings does not use derivative instruments for trading purposes, but rather to hedge exposure to fluctuations in the costs of aluminum and zinc.  The volumes hedged and related gains and losses were not material for the year ended December 31, 2003.

Safe Harbor

All information that is not historical in nature and disclosed under “Review of Operating Results,” above, is deemed to be a forward-looking statement.

THE EXTRAORDINARY MEETING

Date, Time, Place and Purpose of the Extraordinary Meeting

This prospectus is being furnished to our shareholders as part of the solicitation of proxies by our board of directors for use at the extraordinary meeting to be held at 10:30 A.M. on December 15, 2004 at the Hilton Rotterdam, Weena 10, 3012 CM Rotterdam, The Netherlands.  The purpose of the extraordinary meeting is for our shareholders to consider and vote upon a proposal to approve the acquisition agreement and the transactions referred to therein and to pass certain other resolutions.  In order for the acquisition to occur, our shareholders must approve the acquisition agreement and the transactions referred to therein, as well as pass the proposals to (i) amend INV’s Articles of Association to increase INV’s authorized capital; (ii) delegate the authority to INV’s board of directors to issue INV class A common shares and class B common shares pursuant to the acquisition agreement; and (iii) appoint Ms. Vanisha Mittal Bhatia as a member of INV’s board of directors (Class A Managing Director).  A copy of the acquisition agreement is attached to this prospectus as Annex A.  This prospectus, together with a form of proxy, are first being mailed to our registered shareholders on or about November 18, 2004.  In addition, a proxy statement and the accompanying Notice of Extraordinary General Meeting of Shareholders of Ispat International N.V. and agenda, are first being mailed to our registered shareholders on or about November 18, 2004.  Holders of bearer shares can obtain a copy of the prospectus and all materials relating thereto as set out in “WHERE YOU CAN FIND MORE INFORMATION ABOUT INV.”

Other Extraordinary Meeting Resolutions

In addition to the proposal to approve the acquisition agreement and the transactions referred to therein, the following proposed resolutions will be voted on by holders of INV common shares:

•                  a proposal to appoint Ms. Vanisha Mittal Bhatia as a member of INV’s board of directors (Class A Managing Director) for a term commencing on the day following the extraordinary meeting and ending on the date of the Annual General Meeting of Shareholders to be held in 2008;

•                  a proposal to amend INV’s Articles of Association and to authorize each member of INV’s board of directors as well as each lawyer and paralegal practicing with NautaDutilh to implement the amendment of the Articles of Association;

•                  a proposal to grant the authority to INV’s board of directors for a period of 18 months (until June 14, 2006), to acquire INV class A common shares and class B common shares;

•                  a proposal to grant the authority to INV’s board of directors for a period of five years (until December 14, 2009) to issue and/or grant rights to subscribe for shares with respect to:

(i)             all unissued INV class A common shares into which the authorized share capital is divided at the time the resolution to issue and /or grant rights to subscribe for shares is taken by INV’s board of directors; and

(ii)          such number of INV class B common shares to be issued pursuant to the acquisition agreement; and

•                  a proposal to grant the authority to INV’s board of directors for a period of five years (until December 14, 2009) to limit or exclude the pre-emptive rights in respect of issues of INV class A common shares.

Shareholders Entitled to Vote

Only the holders of our registered common shares outstanding on the day of the extraordinary meeting and the holders of our bearer shares who deposit proof of ownership no later than 5:00 P.M. (Dutch time) on December 8, 2004, or in either case their duly appointed proxies, are entitled to vote at the extraordinary meeting.  On October

25, 2004, there were 45,460,434 INV class A common shares (excluding treasury shares) and 72,150,000 INV class B common shares outstanding.

Vote Required

Each holder of class A common shares may cast one vote per share and each holder of class B common shares may cast 10 votes per share.  Except as provided for otherwise below, approval of the acquisition agreement, the proposed amendment of INV’s Articles of Association and the other resolutions proposed at the extraordinary meeting require the affirmative vote of a majority of the votes cast at the extraordinary meeting.  The proposal to grant authority to INV’s board of directors to limit or exclude pre-emptive rights requires a majority of at least two-thirds of the votes cast if less than half of the issued share capital of INV is present or represented at the extraordinary meeting.  As of the date of the prospectus, our controlling shareholder owned directly and through a holding company 26,169,500 INV class A common shares (57.57% of the issued and outstanding class (save for class A common shares held in treasury)) and 72,150,000 INV class B common shares (100% of the issued and outstanding class).  As a result of its ultimate ownership of INV common shares, our controlling shareholder holds 97.485% of the voting interest in INV, allowing it to determine the outcome of INV’s extraordinary meeting.

Voting Registered Shares

Common shares cannot be voted at the extraordinary meeting unless the registered shareholder is present in person or is represented by a written proxy.  For those registered shareholders who are unable to attend the extraordinary meeting in person, the enclosed proxy card naming The Bank of New York as proxy holder, with full power of substitution, is a means by which such registered shareholder may authorize the voting of their shares at the extraordinary meeting.  If the proxy in the enclosed form is duly executed and returned all common shares represented thereby will be voted and, where specification is made by the holder of shares on the form of proxy, will be voted by the proxy holder in accordance with such specification.  If no specification is made in the proxy, the proxy will be voted by the proxy holder “FOR” approval of the acquisition agreement and the other matters properly brought before the extraordinary meeting.  In the event a registered shareholder wishes to use any other form of proxy, such proxy shall be voted in accordance with the specifications given therein.

If you wish to exercise your shareholder rights, either in person or by proxy, you are requested to complete, sign and send the proxy card no later than 5:00 P.M. (New York time) on December 8, 2004, to the office of the Bank of New York 101 Barclay Street, 22nd Floor West, New York, NY 10286, U.S.A. (offices of Mr. Brian Heston).  The shares for which the proxy is given must be registered in the name of the shareholder on the date of the extraordinary meeting.  The proxy holder shall present the duly executed proxy to obtain admission to the extraordinary meeting and exercise the shareholder rights represented by such proxy.

Voting Bearer Shares

Holders of bearer shares who wish to attend the extraordinary meeting or who wish to be represented at the extraordinary meeting are required to deposit proof of ownership no later than 5:00 P.M. (Dutch time) on December 8, 2004, at Kas Bank N.V., Spuistraat 172, 1012 VT Amsterdam, The Netherlands (Department Corporate Actions Domestic).  In addition, holders of bearer shares who wish to be represented at the extraordinary meeting by proxy are required to deposit a written power of attorney no later than 5:00 P.M. (Dutch time) on December 8, 2004, at Kas Bank N.V., Spuistraat 172, 1012 VT Amsterdam, The Netherlands (Department Corporate Actions Domestic).

Voting Shares Held in “Street Name”

If your common shares are held in “street name” by your broker, you should instruct your broker how to vote your common shares using the instructions provided by your broker.  If you have not received such voting instructions or require further information regarding such voting instructions, contact your broker and they can give you directions on how to vote your common shares.  Under the rules of the New York Stock Exchange, brokers who hold common shares in “street name” for customers may not exercise their voting discretion with respect to the approval of non-routine matters such as the acquisition proposal and thus, absent specific instructions from the beneficial owner of such shares, brokers are not empowered to vote such common shares with respect to the approval of such proposals (i.e., “broker non-votes”).  Because the approval of the acquisition agreement requires the affirmative vote of the majority of the votes cast at the extraordinary meeting, your failure to vote, including a broker non-vote or an abstention, will not be treated as a vote cast and, therefore, will have no effect on the proposal to approve the acquisition agreement.

Approval of Other Matters

INV does not expect that any matter other than the proposals set forth above will be brought before the extraordinary meeting.  If, however, such a matter is properly presented at the extraordinary meeting or any adjournment or postponement of the extraordinary meeting, the persons appointed as proxies will have discretionary authority to vote the shares represented by duly executed proxies in accordance with their discretion and judgment, all subject to mandatory provisions of the laws of The Netherlands and INV’s Articles of Association.

Revocation of Proxy

You may revoke your proxy at any time before the vote is taken at the extraordinary meeting.  To revoke your proxy, you must either (i) deliver a subsequently dated proxy or give written notice of revocation, which is requested to be received by the Bank of New York (offices of Mr. Brian Heston), 101 Barclay Street, 22nd Floor West, New York, New York 10286, U.S.A. no later than 5:00 P.M. (New York time) on December 8, 2004, or (ii) attend the extraordinary meeting and vote in person by ballot.  If you have instructed your broker to vote your shares, the above-described options for revoking your proxy do not apply and instead you must follow the directions provided by your broker to change these instructions.

Adjournments and Postponements

Although it is not expected, the extraordinary meeting may be adjourned or postponed for the purpose of soliciting additional proxies.  Subject to the laws of The Netherlands, any adjournment or postponement may be made without notice, other than by an announcement made at the extraordinary meeting, by approval of the holders of a majority of the outstanding INV common shares present in person or represented by proxy at the extraordinary meeting.  Any signed proxies received by INV will be voted in favor of an adjournment or postponement in these circumstances.  Any adjournment or postponement of the extraordinary meeting for the purpose of soliciting additional proxies will allow shareholders of INV who have already sent in their proxies to revoke them at any time prior to their use.

THE PROPOSED TRANSACTION

Overview

We are proposing to acquire LNM Holdings pursuant to an acquisition agreement dated as of October 24, 2004, between INV and Richmond Holdings.  Assuming the acquisition agreement and the transactions referred to therein are approved and the related resolutions are passed by our shareholders at the extraordinary meeting and the other closing conditions under the acquisition agreement are satisfied or waived, we will acquire all the LNM Holdings common shares and LNM Holdings will become a wholly owned subsidiary of INV.  Upon completion of the acquisition, Richmond Holdings or the Transferee will receive 0.27931958 type I registered class A common shares and 0.77068042 registered class B common shares of INV, subject to the limitations described in this prospectus, for each LNM Holdings common share, or, in the aggregate, 139,659,790 INV class A common shares and 385,340,210 INV class B common shares.

The INV class A common shares and the class B common shares to be issued to Richmond Holdings or the Transferee upon completion of the acquisition of LNM Holdings will, upon issue, have the same rights as the existing issued class A common shares and class B common shares in the share capital of INV, including the right to dividends (if any) with respect to the financial year ending December 31, 2004 and subsequent years.

Richmond Holdings was incorporated under the laws of the British Virgin Islands on November 16, 1988 (registration number 11001).  Our controlling shareholder owns 100% of the share capital of Richmond Holdings.  In its capacity as holding company, Richmond Holdings owns 100% of the share capital of LNM Holdings.

Kas Bank N.V. is the paying agent for dividends payable on INV common shares in The Netherlands, and the Bank of New York is the paying agent for dividends payable on INV common shares in the United States.

We are working toward completing the acquisition as quickly as possible, and we anticipate that it will be completed before the end of this year.  In order to complete the acquisition, we must obtain shareholder approval and satisfy the other closing conditions under the acquisition agreement.

Issuance of Common Shares to Richmond Holdings or the Transferee

The issue of common shares to Richmond Holdings or the Transferee pursuant to the acquisition agreement will take place by (i) a resolution of INV’s board of directors to issue the common shares pursuant to the authority granted following the extraordinary meeting, (ii) the signing of a deed of issue of common shares and contribution of LNM Holdings common shares between INV and Richmond Holdings or the Transferee, and (iii) the execution of the deed of amendment of INV’s Articles of Association, including the increase of INV’s authorized share capital.  Pursuant to the laws of The Netherlands, INV’s board of directors will be required to prepare a description of the contribution in kind (i.e., the LNM Holdings common shares) on the basis of which an auditor’s certificate will need to be obtained, certifying that the value of the LNM Holdings common shares is at least equal to the nominal value of the common shares of INV issued to Richmond Holdings or the Transferee in exchange for the LNM Holdings common shares.

INV shall register Richmond Holdings or the Transferee in its Dutch and, if applicable, U.S. share register as the owner of the INV class A common shares and class B common shares issued in connection with the acquisition, all in accordance with INV’s Articles of Association.

Listing of the INV Class A Common Shares

The INV class A common shares are listed on the Official Segment of the stock market of Euronext Amsterdam and on the New York Stock Exchange under the symbol “IST”.  INV has applied, subject to the completion of the acquisition of LNM Holdings, to have its symbol on Euronext Amsterdam and on the New York Stock Exchange changed to “MT”.

Application has been made to list the INV class A common shares to be issued in connection with the acquisition of LNM Holdings on the Official Segment of the stock market of Euronext Amsterdam and on the New York Stock Exchange under the symbol “MT”.  No application for listing has been or will be made for any INV class B common shares.  Listing and trading of the new INV class A common shares on Euronext Amsterdam is expected to commence on December 17, 2004; listing of the new INV class A common shares on the New York Stock Exchange is expected to commence on December 17, 2004, in each case, unforeseen circumstances excepted; and the Issued A Shares may be eligible to be resold in the United States on or about January 26, 2005, subject to the applicable restrictions of the U.S. Securities Act of 1933, as amended.  See “THE PROPOSED TRANSACTION—Restrictions.”

Background of the Transaction

In recent years, due to INV’s financial situation and high leverage, and its decision to focus on debt reduction, INV has been unable to make significant acquisitions.  During this period, however, LNM Holdings has been able to make acquisitions and has done so.  The recent improvement in conditions in the steel industry generally and the resulting improvement in INV’s financial situation and reduction in its leverage has meant that INV may again be in a position to consider significant acquisitions.  This, in turn, increases the risk that conflicts could develop between INV and LNM Holdings and their respective businesses, including the risk of INV and LNM Holdings competing for the same acquisition targets.

Our controlling shareholder has been considering ways to combine the INV and LNM Holdings businesses and to eliminate this risk of conflicts, as well as to allow the shareholders of INV and LNM Holdings to share in this and other benefits of combining the two businesses.  On August 5, 2004, our controlling shareholder requested that INV call a meeting of its board of directors.  On August 11, INV’s board of directors met by telephone.  At this meeting, Mr. Lakshmi N. Mittal made a proposal that INV consider acquiring LNM Holdings.  After making this proposal, Messrs. Lakshmi N. Mittal and Aditya Mittal withdrew from the meeting, and the remaining members of INV’s board of directors discussed the proposal and how best to proceed.  Following this discussion, INV’s board of directors decided to appoint the Special Committee, which is composed of Mr. Muni Krishna T. Reddy, Ambassador Andrés Rozental and Mr. René Lopez.  The Special Committee was authorized, among other things, to consider the proposal, to discuss with LNM Holdings and its representatives any modifications in the proposed transaction or in its implementation deemed to be desirable by the Special Committee, to negotiate definitive agreements with respect to the proposed transaction, and to report to INV’s board of directors the Special Committee’s recommendations and conclusions with respect to the proposed transaction.  The Special Committee was also authorized to retain advisors in its sole discretion.

Immediately upon its appointment, the Special Committee held an initial meeting by telephone to discuss the situation and to plan a course of action.  At this meeting, the members of the Special Committee voted to appoint Mr. Reddy as chairman of the Special Committee.  In addition, the Special Committee determined to hold its next meeting in New York on August 19 to interview and appoint advisors and to conduct an initial review of the issues surrounding the proposed transaction as well as to establish a process for moving forward in its deliberations.

The Special Committee met on August 19 in New York.  At this meeting, the committee decided to appoint Credit Suisse First Boston as its financial advisor, Shearman & Sterling LLP (“Shearman & Sterling”) as its U.S. and international legal counsel, NautaDutilh as its Dutch legal counsel, and Deloitte & Touche LLP (“Deloitte & Touche”) as its accounting and tax advisors.  The Special Committee also asked INV’s management to conduct operational due diligence on LNM Holdings.  At this meeting, each of the advisors discussed with the Special Committee how they should proceed and reviewed with the Special Committee, on an initial basis, certain other issues relating to the proposed transaction.  Following these discussions, the Special Committee decided to request a more formal proposal from LNM Holdings.  This request was conveyed to LNM Holdings, and, later that day, Ondra Otradovec, Director, Corporate Finance of LNM Holdings, sent a letter to the Special Committee.  In the letter, LNM Holdings stated that it wished to propose a possible combination of LNM Holdings and INV.  LNM Holdings stated that it believed the proposal “would resolve INV’s high indebtedness and provide shareholders of INV with access to growth.”  The letter also stated that the proposal was “well-timed for INV, following a period of strong recovery in the INV share price.”  LNM Holdings indicated that it would propose a relative valuation based on the 2004 estimated EBITDA of both businesses and stated that, for the purpose of calculating enterprise value,

LNM Holdings believed that liabilities should include “deferred employee benefits.”  LNM Holdings also stated that it would make a dividend distribution of $2 billion prior to effecting the transaction.

Effective August 23, INV and Richmond Holdings signed a mutual confidentiality agreement, and, beginning on August 27, at the request of the Special Committee, members of INV’s management began meetings in Rotterdam with members of LNM Holdings’ management to start their mutual due diligence efforts and those of the advisors to the Special Committee and to LNM Holdings.  These meetings continued during the week of August 30 when representatives of Credit Suisse First Boston and Deloitte & Touche were also in attendance.

On September 2, the Special Committee met by telephone to review progress and various issues associated with the proposed transaction.  On September 7, following a request from LNM Holdings, INV acknowledged receipt of LNM Holdings’ letter of August 19.  During the weeks of September 6 and 13, INV and LNM Holdings and their respective financial and accounting advisors continued their due diligence activities and during the week of September 13 INV’s legal advisors began their review of materials made available in LNM Holdings data rooms.

On September 17, the Special Committee met in New York and reviewed the due diligence work being undertaken by each of Credit Suisse First Boston, Deloitte & Touche and Shearman & Sterling and the Special Committee asked numerous questions about their due diligence work.  The Special Committee also reviewed with Shearman & Sterling certain key issues arising in connection with a possible acquisition agreement for the proposed transaction.  The Special Committee then considered a summary of proposed terms for an acquisition agreement, which had been sent the day before to Shearman & Sterling by one of LNM Holdings’ counsel, Cleary, Gottlieb, Steen & Hamilton (“Cleary Gottlieb”).  The Special Committee instructed Shearman & Sterling to begin preparing a draft acquisition agreement along the lines of their earlier discussion and not to attempt to negotiate LNM Holdings’ summary of proposed terms.  The Special Committee also discussed certain timing considerations relating to the proposed transaction, including LNM Holdings’ expressed desire to complete the transaction before the end of the year.  In light of these timing considerations, while emphasizing that no decision had yet been taken on the advisability of the proposed transaction, the Special Committee directed Shearman & Sterling to begin work on a proxy statement and prospectus so as not to lose time should the Special Committee ultimately approve a transaction.

During the week of September 27, mutual due diligence activities continued.  On September 29, following a telephonic meeting of the Special Committee at which the committee received status reports from its various advisors, Shearman & Sterling sent initial drafts of the acquisition agreement and of the voting agreement to Cleary Gottlieb.

On October 5, Cleary Gottlieb provided Shearman & Sterling with a mark-up of the draft of the acquisition agreement reflecting the comments of LNM Holdings and Richmond Holdings.  On October 7, in accordance with the instructions of LNM Holdings, Citigroup Global Markets Limited (“Citigroup”), one of LNM Holdings’ financial advisors, sent a letter to Credit Suisse First Boston, which proposed an exchange ratio of 1.407 shares of INV for each share of LNM Holdings acquired by INV and implicitly valued INV at its then-current aggregate market capitalization.

On October 8, the Special Committee met in New York with each of Credit Suisse First Boston, Deloitte & Touche and Shearman & Sterling to again review the progress of their diligence work.  Credit Suisse First Boston also presented to the Special Committee its preliminary valuation of each of INV and LNM Holdings.  The members of the Special Committee asked numerous questions about their due diligence work.  The Special Committee also considered the proposal contained in the October 7 letter and instructed Credit Suisse First Boston to orally respond to Citigroup that the valuation of INV at its then-current aggregate market capitalization was inappropriate.  The Special Committee then reviewed with Shearman & Sterling the principal issues relating to the acquisition agreement raised by the mark-up from Cleary Gottlieb.  Due to the engagement of Credit Suisse First Boston as financial advisor for INV in connection with the proposed acquisition of ISG, the Special Committee determined that it should obtain a second fairness opinion in connection with the proposed acquisition of LNM Holdings.  Accordingly, the Special Committee met with representatives of Houlihan Lokey concerning the qualifications and expertise of Houlihan Lokey.  Following its meeting with such representatives, the Special Committee resolved to engage Houlihan Lokey and authorized management to negotiate the terms of such engagement, within certain specified parameters.  The Special Committee also resolved to continue to explore the proposed transaction and instructed each of Credit Suisse First Boston, Deloitte & Touche and Shearman & Sterling to continue their due diligence and to present their findings at the next meeting of the Special Committee.

On October 13, following discussions among representatives of INV, LNM Holdings, Shearman & Sterling and Cleary Gottlieb regarding the acquisition agreement, Shearman & Sterling provided Cleary Gottlieb with a revised draft of the acquisition agreement.  On October 14, Cleary Gottlieb provided Shearman & Sterling with a mark-up of the draft acquisition agreement, reflecting the comments of LNM Holdings and Richmond Holdings.

On October 15, the Special Committee held a telephonic meeting, at which the committee received status reports from its various advisors and reviewed with Shearman & Sterling the issues raised by Cleary Gottlieb’s mark-up of the acquisition agreement.

During the week of October 18, 2004, Shearman & Sterling and Cleary Gottlieb exchanged drafts and mark-ups of the acquisition agreement, and Credit Suisse First Boston continued its discussions with Citigroup concerning the relative valuation of INV and LNM Holdings.  In addition, Credit Suisse First Boston and Shearman & Sterling continued to progress their respective due diligence efforts.

On October 22, Shearman & Sterling met with Cleary Gottlieb in New York to attempt to resolve some of the outstanding issues with respect to the acquisition agreement.  Credit Suisse First Boston also held meetings with Citigroup in an effort to reach agreement on the appropriate relative valuation of INV and LNM Holdings.  On the evening of October 22, the Special Committee met in New York and received updates from each of Deloitte & Touche and Shearman & Sterling on their respective due diligence activities.  Houlihan Lokey made a presentation to the Special Committee on the status of its relative valuation of each of INV and LNM Holdings.  Credit Suisse First Boston also presented to the Special Committee an updated version of its preliminary valuation of each of INV and LNM Holdings.  The Special Committee then discussed with Shearman & Sterling and NautaDutilh the remaining open issues with respect to the draft acquisition agreement and then adjourned for the evening.  Following the adjournment of the Special Committee meeting, members of senior management of INV and LNM Holdings, together with the respective legal and financial advisors, met with respect to the remaining open issues.

In the morning of October 23, the Special Committee reconvened its meeting and held discussions with its various advisors regarding open issues relating to the acquisition agreement.  The Special Committee then met with INV’s board of directors (except for Messrs. Lakshmi N. Mittal and Aditya Mittal, who did not participate in light of the potential conflict of interest) and delivered an update to INV’s board of directors regarding the status of the Special Committee’s process.  Following the conclusion of the Special Committee meeting, negotiations between members of senior management of INV and LNM Holdings and the respective legal and financial advisors continued.

On October 24, the Special Committee met in New York to review with senior management, and with representatives of Credit Suisse First Boston, Shearman & Sterling and NautaDutilh, the terms and conditions of the proposed acquisition agreement.  During this meeting, the Special Committee received the written opinion of Credit Suisse First Boston that, as of October 24, 2004, the consideration to be paid in the acquisition is fair to INV from a financial point of view.  The Special Committee also received the written opinion of Houlihan Lokey that, as of October 24, 2004, the consideration to be paid by INV in the acquisition is fair from a financial point of view to the holders of the class A common shares of INV other than the controlling shareholder.  Following further discussion, the Special Committee unanimously resolved to approve the acquisition agreement and to recommend to INV’s board of directors that it approve the acquisition agreement.

Immediately following the conclusion of the meeting of the Special Committee, on October 24, INV’s board of directors met in New York and received the resolutions of the Special Committee approving the acquisition agreement and recommending that INV’s board of directors also approve it.  Based in part on the recommendation of the Special Committee, INV’s board of directors, except for Messrs. Lakshmi N. Mittal and Aditya Mittal, who did not participate in light of the potential conflict of interest, by the unanimous vote of the remaining directors, approved the acquisition agreement and the transactions referred to therein and resolved to recommend that the holders of INV common shares vote in favor of the approval of the acquisition agreement and the transactions referred to therein.  Following the conclusion of the meeting of INV’s board of directors, on October 24, the acquisition agreement was signed in New York.

Our Reasons for the Transaction

The Special Committee unanimously approved the acquisition agreement and unanimously resolved to recommend that INV’s board of directors approve the acquisition agreement.

In reaching its decision to approve the acquisition agreement and to recommend that INV’s board of directors approve the acquisition agreement, the Special Committee consulted with its financial advisors and legal counsel, as well as INV’s management, and carefully considered a number of factors and potential benefits.  The Special Committee did not consider it practical, nor did it try, to rank or weight the importance of each factor, and individual members of the Special Committee may have given different weight to different factors.

The following list of factors is not exhaustive, but is believed to include all material factors considered by the Special Committee:

•                  Global Scale and Presence.  Following the acquisition of LNM Holdings, INV will be one of the largest steel companies in the world,(18) with expected pro forma revenues for 2004 in excess of $22 billion, expected pro forma steel shipments of approximately 42 million tons, operations in 14 countries on four continents, and approximately 150,000 employees.  INV’s scale and global presence will enhance its position in an industry that has recently experienced significant consolidation and is moving towards becoming a truly global market.  In addition, the global expansion of INV through its acquisition of LNM Holdings will diversify its revenue base;

•                  Expanded Access to Markets.  Following the acquisition of LNM Holdings, INV will increase its ability to access key markets that are expected to experience above-average growth in steel consumption, such as Eastern Europe, Asia and Africa.  The acquisition will also unify INV’s and LNM Holdings’ sales platforms, expand INV’s global marketing network and enable INV to serve all the major steel consuming markets;

•                  Enhanced Access to Financing.  INV’s expanded scale is likely to improve its analyst coverage, enhancing its access to capital markets.  In addition, INV’s acquisition of LNM Holdings should have a positive influence on its balance sheet by further reducing its debt-to-equity ratio.  Expected pro forma net debt for 2004 is $0.6 billion (after payment of the dividend of $2 billion).  This further reduction in leverage is likely to result in an increased credit rating, enhancing INV’s ability to obtain financing.  These factors will further increase INV’s ability to pursue return-driven capital expenditure programs and other organic growth initiatives and, coupled with the enhanced attractiveness of INV’s shares as an acquisition currency, should place INV in a superior position to pursue significant acquisitions, should it choose to do so;

•                  Vertical Integration.  LNM Holdings’ operations include several coal and iron ore mines in strategic locations near rapidly expanding markets.  Because raw materials prices are currently a key driver of margins in the steel industry, INV should derive competitive advantages from the high degree of vertical integration of LNM Holdings’ business;

•                  Improved Procurement Capability.  INV’s increased scale and global position following the acquisition of LNM Holdings are likely to generate significant cost savings resulting from an integrated procurement capability for raw materials;

•                  Elimination of Potential Conflicts.  LNM Holdings is wholly owned by INV’s controlling shareholder.  In recent years, due to INV’s financial situation and high leverage, and its decision to focus on debt reduction, INV has been unable to make significant acquisitions.  During this period, however, LNM Holdings has been able to make acquisitions and has done so.  The recent improvement in conditions

(18)    Source:  International Iron and Steel Institute Report, “World Steel in Figures 2004.”

in the steel industry generally and the resulting improvement in INV’s financial situation and reduction in its leverage has meant that INV may again be in a position to consider significant acquisitions.  This, in turn, increases the risk that conflicts could develop between INV and LNM Holdings and their respective businesses.  The combination of INV’s and LNM Holdings’ businesses eliminates any potential conflicts and, as explained above, enhances INV’s ability to pursue significant acquisitions; and

•                  Opinions of Financial Advisors.  On October 24, 2004, Credit Suisse First Boston delivered its opinion to the Special Committee that, as of such date, the consideration to be paid by INV in the acquisition is fair to INV from a financial point of view (a copy of Credit Suisse First Boston’s written opinion is attached to this prospectus as Annex C).  On October 24, 2004, Houlihan Lokey delivered its opinion to the Special Committee that, as of such date, the consideration to be paid by INV in the acquisition is fair from a financial point of view, to the holders of the class A common shares of INV other than the controlling shareholder (a copy of Houlihan Lokey’s written opinion is attached to this prospectus as Annex D).

Based in part on the recommendation of the Special Committee and the factors listed above, INV’s board of directors, except for Messrs. Lakshmi N. Mittal and Aditya Mittal, who did not participate in light of the potential conflict of interest, by the unanimous vote of the remaining directors, has approved the acquisition agreement and the transactions referred to therein and recommends that the holders of INV common shares vote in favor of the approval of the acquisition agreement and the transactions referred to therein.

Opinions of our Financial Advisors

Opinion of Credit Suisse First Boston

At a meeting of the Special Committee on October 24, 2004 held to evaluate the acquisition of LNM Holdings by INV, Credit Suisse First Boston delivered to the Special Committee its written opinion dated October 24, 2004, to the effect that, as of that date and based on and subject to the assumptions, limitations and qualifications described in its written opinion, the consideration to be paid in the acquisition is fair to INV from a financial point of view.  The full text of Credit Suisse First Boston’s written opinion, dated October 24, 2004, to the Special Committee, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached to this prospectus as Annex C.

Credit Suisse First Boston acted as financial advisor to the Special Committee in connection with its evaluation of the acquisition and will receive a fee for its services, a portion of which became payable upon Credit Suisse First Boston rendering its opinion and a portion of which is contingent upon the consummation of the acquisition of LNM Holdings by INV.  In addition, INV has agreed to indemnify Credit Suisse First Boston for certain liabilities and other items arising out of its engagement.  Credit Suisse First Boston and its affiliates have in the past provided, and in the future Credit Suisse First Boston and its affiliates may provide, investment banking and other financial services to INV and LNM Holdings and their affiliates, for which Credit Suisse First Boston has received, and would expect to receive, compensation.  In addition, with the Special Committee’s consent, Credit Suisse First Boston is currently acting as financial advisor to INV in connection with the proposed acquisition of ISG and it or one of its affiliates may provide or otherwise assist INV in obtaining all or part of the financing required for such acquisition.  In the ordinary course of its business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of INV for its and its affiliates’ own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Opinion of Houlihan Lokey

The Special Committee of INV’s board of directors retained Houlihan Lokey to act as a financial advisor with respect to the acquisition.  On October 24, 2004, Houlihan Lokey delivered an opinion to the Special Committee that, as of such date, the consideration to be paid by INV in the acquisition of LNM Holdings is fair from a financial point of view to the holders of the INV class A common shares other than the controlling shareholder.  The full text of Houlihan Lokey’s opinion is attached to this prospectus as Annex D.  Houlihan Lokey’s opinion was provided only to the Special Committee and not to any shareholder of INV, does not address any aspect of the acquisition other than the fairness of the consideration to be paid by INV in connection with the acquisition, from a financial point of view, to the shareholders of INV, does not address INV’s underlying business decision to acquire LNM Holdings, does not address any other transaction, including the proposed merger with ISG, does not constitute a recommendation to the shareholders of INV as to how they should vote with respect to the acquisition, the proposed merger with ISG or any other transaction, and is subject to other assumptions, limitations and matters set forth therein.  In addition, Houlihan Lokey was not requested to, and did not, negotiate the terms of the acquisition or advise INV or any members of its board of managing directors with respect to any alternatives to the acquisition.  You are urged to read the opinion carefully and in its entirety, as this summary may not describe all of the terms of Houlihan Lokey’s opinion that may be important to you.

Houlihan Lokey will receive a fee for its services, one-half of which became payable upon Houlihan Lokey’s execution of an engagement letter with INV and one-half of which became payable upon Houlihan Lokey rendering its opinion.  In addition, INV has agreed to indemnify Houlihan Lokey for certain liabilities and other items arising out of its engagement.  In the future, Houlihan Lokey and its affiliates may provide investment banking and other financial services to INV, LNM Holdings and their affiliates, for which Houlihan Lokey would expect to receive compensation.

Recommendation of the Special Committee and INV’s Board of Directors

On October 24, 2004, upon receipt of the written opinions of its financial advisors, the Special Committee delivered a letter to INV’s board of directors recommending that INV’s board of directors approve the acquisition agreement.  On October 24, 2004, based in part on the recommendation of the Special Committee, INV’s board of directors, except for Messrs. Lakshmi N. Mittal and Aditya Mittal, who did not participate in light of the potential conflict of interest, by the unanimous vote of the remaining directors:

•                  approved the acquisition agreement and the transactions referred to therein; and

•                  resolved to recommend that the holders of INV common shares vote “FOR” the approval of the acquisition agreement and the transactions referred to therein.

INV’s board of directors also resolved to recommend that the holders of INV common shares vote “FOR” the other proposals set out in the Notice of the Extraordinary General Meeting of Shareholders of Ispat International N.V.

Interests of the Controlling Shareholder in the Transaction

As of the date of this prospectus, our controlling shareholder owned directly and through a holding company (i) 500,000,000 LNM Holdings common shares (100% of the issued and outstanding class) and (ii) 26,169,500 class A common shares (57.57% of the issued and outstanding class (save for class A common shares held in treasury)) and 72,150,000 class B common shares (100% of the issued and outstanding class) in the capital of INV.(19)  Upon completion of the acquisition, the controlling shareholder will own directly and through holding companies 165,829,290 INV class A common shares (89.58% of the issued and outstanding class (save for the common shares held in treasury)) and 457,490,210 INV class B common shares (100% of the issued and outstanding class).  As a result of its ultimate ownership of INV common shares, the controlling shareholder will hold 97.00% of the economic interest and 99.59% of the voting interest in INV, allowing it to determine the outcome of any INV general shareholders meeting.

Restrictions

No person other than Richmond Holdings or the Transferee can subscribe for or will be issued the INV class A common shares or the INV class B common shares to be issued in connection with the acquisition of LNM

(19)    These shares are held by Ispat Investments, which company is controlled by our controlling shareholder.

Holdings by INV.  This prospectus does not constitute an offer to sell any security to any person or a solicitation of an offer to buy any security from any person, other than Richmond Holdings or the Transferee.

Upon completion of the acquisition, Richmond Holdings or the Transferee will receive 0.27931958 type I registered class A common shares and 0.77068042 registered class B common shares of INV, subject to the limitations described in this prospectus, for each LNM Holdings common share, or, in the aggregate, 139,659,790 INV class A common shares and 385,340,210 INV class B common shares.  Such class A common shares and class B common shares will not be registered under the U.S. Securities Act of 1933, as amended, and the holder of such INV class A common shares and class B common shares may not sell or dispose of any of such common shares other than pursuant to a registered offering or in a transaction exempt from the registration requirements of the U.S. Securities Act of 1933, as amended.

No Appraisal Rights

The shareholders of INV are not entitled to appraisal rights in connection with the acquisition.

No Pre-Emptive Rights

Pursuant to INV’s Articles of Association, with respect to the issuance of common shares against a contribution in kind (being the LNM Holdings common shares), shareholders of INV are not entitled to exercise pre-emptive rights.

Proposed Amendments to INV’s Articles of Association

The proposed amendment of INV’s Articles of Association will (i) increase the authorized share capital of INV from €12,215,000 divided into 500,000,000 class A common shares and 72,150,000 class B common shares to €122,150,000, divided into 5,000,000,000 class A common shares and 721,500,000 class B common shares and (ii) change the name of INV to Mittal Steel Company N.V.

Accounting Treatment

INV anticipates that the acquisition of LNM Holdings will be accounted for as a combination of entities under common control for accounting and financial reporting purposes.  Under this method of accounting, recorded assets and liabilities of INV and LNM Holdings are carried forward at their historical amounts, income of the combined corporations will include income of INV and LNM Holdings for the entire fiscal year in which the acquisition occurs and the reported income of the separate corporations for prior periods will be combined.

Fees and Expenses

The expenses incurred and to be incurred in connection with the issue of the INV common shares as described in this prospectus and to be paid by INV are estimated in the aggregate to be approximately $967,000.  Such expenses include fees paid to INV’s financial adviser (Credit Suisse First Boston), accounting fees (Deloitte Accountants B.V.), legal fees (Shearman & Sterling, NautaDutilh and Stibbe), fees paid to The Bank of New York, printing costs and out-of-pocket expenses, among others.  Except as set forth above, INV will not pay any fees or commissions to any broker, dealer or other person in connection with the issue of the INV common shares as described in this prospectus.  INV will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding the prospectus materials to their customers (including the sending of proxy solicitation materials to the beneficial owners of shares traded on the New York Stock Exchange, which are registered in a register kept by or on behalf of INV by its New York transfer agent).

THE ACQUISITION AGREEMENT

The following is a summary description of certain provisions of the acquisition agreement dated as of October 24, 2004.  This summary is qualified in its entirety by reference to the complete text of the acquisition agreement, which is attached to this prospectus as Annex A.  All shareholders are urged to read the acquisition agreement in its entirety because it is the legal document that governs the acquisition.

Structure

We are proposing to acquire LNM Holdings pursuant to an acquisition agreement between INV and Richmond Holdings.  Assuming the acquisition agreement and the transactions referred to therein are approved and the related resolutions are passed by our shareholders at the extraordinary meeting and the other closing conditions under the acquisition agreement are satisfied or waived, we will acquire all the LNM Holdings common shares and LNM Holdings will become a wholly owned subsidiary of INV.  Upon completion of the acquisition, Richmond Holdings or the Transferee will receive 0.27931958 type I registered class A common shares and 0.77068042 registered class B common shares of INV, subject to the limitations described in this prospectus, for each LNM Holdings common share, or, in the aggregate, 139,659,790 INV class A common shares and 385,340,210 INV class B common shares.

In order to effect the payment obligation for the INV class A common shares and class B common shares, Richmond Holdings shall contribute and transfer (or procure the contribution and transfer of) the LNM Holdings common shares to INV, and INV shall accept the contribution and transfer of the LNM Holdings common shares as a contribution in kind, which contribution will fulfill the payment obligations on the INV class A common shares and class B common shares to be issued to Richmond Holdings or the Transferee upon completion of the acquisition.  It is expected that payment for, and delivery of, the new INV class A common shares and class B common shares to be issued upon completion of the acquisition will be made on or about December 17, 2004.

Representations and Warranties

We make customary representations and warranties in the acquisition agreement that are subject to, in some cases, specified exceptions and qualifications.  The representations and warranties relate to, among other things:

•                  INV’s and its subsidiaries’ proper organization and corporate power to operate their businesses;

•                  INV’s and its material subsidiaries’ organizational documents;

•                  INV’s and its material subsidiaries’ capitalization, including in particular the number of common shares outstanding as of the date of the acquisition agreement;

•                  the valid issuance of the common shares to be issued pursuant to the acquisition agreement;

•                  INV’s and its subsidiaries’ corporate power and authority to enter into the acquisition agreement and to consummate the transactions referred to therein;

•                  the absence of any violation or conflict with INV’s and its subsidiaries’ organizational documents, applicable law or certain agreements as a result of entering into the acquisition agreement and consummating the acquisition;

•                  consents and approvals of, and filings and notifications with, governmental entities as a result of entering into the acquisition agreement;

•                  INV’s and its material subsidiaries’ possession of all licenses, permits and governmental authorizations necessary to operate their properties and carry on their businesses;

•                  INV’s and its subsidiaries’ filings with the U.S. Securities and Exchange Commission since January 1, 2001, and the financial statements contained therein;

•                  the absence of certain material liabilities, other than as set forth on our consolidated balance sheet as at December 31, 2003 and our unaudited interim financial statements as at June 30, 2004;

•                  the absence of certain changes to INV’s and its subsidiaries’  businesses and events affecting INV’s and its subsidiaries’ businesses or their ability to complete the acquisition since December 31, 2003;

•                  employment and labor matters affecting INV and its material subsidiaries, including matters related to INV’s and its material subsidiaries’  employee benefit plans;

•                  real property owned and leased by INV and its material subsidiaries and title to assets;

•                  INV’s and its subsidiaries’ payment of taxes and accurate filing of tax returns;

•                  the adequacy of insurance coverage for INV and its material subsidiaries and the validity of their insurance policies;

•                  the absence of litigation or outstanding court orders against INV and its material subsidiaries;

•                  the receipt of a fairness opinion of Credit Suisse First Boston; and

•                  the absence of undisclosed broker’s fees.

The acquisition agreement also contains customary representations and warranties made by Richmond Holdings that are subject, in some cases, to specified exceptions and qualifications.  The representations and warranties relate to, among other things:

•                  its and LNM Holdings’ and its material subsidiaries’ proper organization and corporate power to operate their businesses;

•                  LNM Holdings’ and its material subsidiaries’ organizational documents;

•                  LNM Holdings’ capitalization, including in particular the number of common shares outstanding as of the date of the acquisition agreement;

•                  its corporate power and authority to enter into the acquisition agreement and to consummate the transactions referred to therein;

•                  the absence of any violation or conflict with its or LNM Holdings’ or its material subsidiaries’ organizational documents, applicable law or certain agreements as a result of entering into the acquisition agreement and consummating the acquisition;

•                  consents and approvals of, and filings and notifications with, governmental entities as a result of the acquisition;

•                  LNM Holdings’ and its material subsidiaries’ possession of all licenses, permits and governmental authorizations necessary to operate their properties and carry on their businesses;

•                  LNM Holdings’ consolidated financial statements;

•                  the absence of certain material liabilities, other than as set forth on LNM Holdings’ consolidated balance sheet as at December 31, 2003 and its unaudited interim financial statements as at June 30, 2004;

•                  the compliance of LNM Holdings’ and its material subsidiaries’ accounting system with U.S. GAAP;

•                  the absence of certain changes to LNM Holdings’ business and events affecting LNM Holdings’ business or its ability to consummate the acquisition since December 31, 2003;

•                  the absence of litigation or outstanding court orders against LNM Holdings and its material subsidiaries;

•                  employment and labor matters affecting LNM Holdings and its subsidiaries, including matters related to its employee benefit plans;

•                  real property owned and leased by LNM Holdings and its material subsidiaries and title to assets;

•                  LNM Holdings’ intellectual property;

•                  LNM Holdings’ material contracts;

•                  LNM Holdings’ payment of taxes and accurate filing of tax returns;

•                  LNM Holdings’ environmental permits and liabilities;

•                  the adequacy of LNM Holdings’ and its material subsidiaries’ insurance coverage and the validity of their insurance policies;

•                  the status of Richmond Holdings as an accredited investor and other U.S. securities laws matters; and

•                  the absence of undisclosed broker’s fees.

Conduct of the Businesses of INV and LNM Holdings Pending the Acquisition

Under the acquisition agreement, Richmond Holdings has agreed that, except with the prior written consent of INV (which consent shall not be unreasonably withheld), between October 24, 2004 and the completion of the acquisition:

•                  LNM Holdings shall conduct its business in the ordinary course of business, in a manner consistent with past practice; and

•                  Richmond Holdings shall use its reasonable best efforts to preserve substantially intact the business organization of LNM Holdings, to keep available the services of the current officers of LNM Holdings and to preserve the current relationships of LNM Holdings with customers, suppliers and other persons with which LNM Holdings or any material subsidiary has significant business relations.

By way of amplification, Richmond Holdings has agreed that during the same time period, except with the prior written consent of INV, LNM Holdings will not, among other things:

•                  amend or otherwise change its organizational documents;

•                  issue, sell or encumber its securities or assets;

•                  declare or pay any dividends with respect to its common stock, other than payment in respect of the dividend in the amount of $2 billion declared on October 8, 2004;

•                  reclassify, recapitalize, combine, exchange, split, reverse split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, or issue at a discount, declare a stock dividend or otherwise change in a like manner any of its share capital;

•                  acquire any businesses, properties or assets;

•                  incur any indebtedness, make loans or grant security interest in any assets, other than under existing credit facilities;

•                  enter into any contract or agreement other than in the ordinary course of business and consistent with past practice;

•                  authorize, or make any commitment with respect to, any single capital expenditure that is in excess of $25 million or capital expenditures other than pursuant to any capital expenditure plan previously disclosed to INV;

•                  amend, modify or consent to the termination of any material contract, other than in the ordinary course of business and consistent with past practice;

•                  adopt, enter into or amend compensation, severance or other benefit plan arrangements;

•                  increase the compensation payable or benefits provided to directors and officers earning in excess of $200,000 per annum or grant any severance or termination pay to, or enter into any employment agreement with, any director or officer;

•                  take any action that would materially affect its accounting policies or procedures;

•                  pay, discharge or satisfy any material claim, liability or obligation, other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in its interim financial statements or subsequently incurred in the ordinary course of business and consistent with past practice;

•                  commence or settle any material litigation, suit, claim, action, proceeding or investigation; and

•                  announce an intention, enter into any formal or informal agreement or otherwise make a commitment to do any of the foregoing.

Under the acquisition agreement, INV has agreed that, unless Richmond Holdings consents in writing (such consent not to be unreasonably withheld), between October 24, 2004 and the completion of the acquisition:

•                  INV shall conduct its business in the ordinary course of business, in a manner consistent with past practice; and

•                  INV shall not reclassify, recapitalize, combine, exchange, split, reverse split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, issue at a discount, declare a stock dividend, or otherwise change in a like manner any of its share capital (except any issue of shares pursuant to the scheduled exercise of options under the Ispat Global Stock Option Plan (the “Ispat Stock Option Plan”)), unless the class A and class B exchange ratios are appropriately adjusted to reflect the same.

Covenants

The acquisition agreement obligates INV and Richmond Holdings to undertake or cause to be undertaken certain actions pending the completion of the acquisition.  Such obligations include, among others:

•                  Access to Information.  Each of INV and Richmond Holdings shall (i) afford the other party access at reasonable times to its and its subsidiaries’ officers, employees, agents, properties, offices and other facilities and to the books and records thereof for the purpose of conducting whatever investigations the other party deems necessary and (ii) furnish promptly to the other party such information concerning its business as the other party or its representatives may reasonably request;

•                  Notification of Certain Matters.  Each of INV and Richmond Holdings shall give prompt notice to the other party of (i) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which could reasonably be expected to cause any representation or warranty of such first party contained in the acquisition agreement to be untrue or inaccurate in any material respect and (ii) any failure of such first party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it in the acquisition agreement;

•                  Further Action; Reasonable Best Efforts.  With certain exceptions, each of INV and Richmond Holdings shall use its reasonable best efforts to take or cause to be taken all actions necessary to consummate the transactions contemplated by the acquisition agreement; and

•                  Consents of Accountants.  Each party shall use reasonable efforts to cause to be delivered to each other consents from INV’s and LNM Holdings’ independent auditors, respectively, in a form reasonably satisfactory to the recipient and customary in scope and substance for consents delivered by independent public accountants in connection with this prospectus.

Indemnification

Survival of Representations and Warranties

The representations and warranties of Richmond Holdings contained in the acquisition agreement will survive until June 30, 2007.  The representations and warranties of INV contained in the acquisition agreement will terminate upon completion of the acquisition.

Indemnification by Richmond Holdings

INV shall be indemnified and held harmless by Richmond Holdings or the Transferee for and against any and all losses (including attorneys’ and consultants’ fees and expenses) actually suffered or incurred by INV (including any action brought or otherwise initiated by INV), arising out of or resulting from:

•                  the breach of any representation or warranty made by Richmond Holdings or the Transferee contained in the acquisition agreement; or

•                  the breach of any covenant or agreement of Richmond Holdings or the Transferee contained in the acquisition agreement.

On the date the Transferee agrees to be bound to the terms of the acquisition agreement, such Transferee shall become bound by the indemnification obligations described above and Richmond Holdings shall have no further liability thereunder.

Limits on Indemnification

Richmond Holdings or the Transferee shall not be liable for any claim for indemnification unless and until the aggregate amount of indemnifiable losses that may be recovered from Richmond Holdings or the Transferee equals or exceeds $100 million, after which Richmond Holdings or the Transferee shall be liable only for all of such losses in excess of $100 million.  No losses may be claimed by an indemnified party or shall be included in calculating the aggregate amount of indemnifiable losses other than losses in excess of $2 million resulting from any single or aggregated claims arising out of the same facts, events or circumstances.  In addition, the maximum amount of indemnifiable losses that may be recovered from Richmond Holdings or the Transferee shall be an amount equal to $1 billion.

Satisfaction of Indemnification Provisions

Any indemnification obligations of Richmond Holdings or the Transferee under the acquisition agreement will be effected by a post-acquisition adjustment of the class A common share exchange ratio and the class B common share exchange ratio.  The class A common share exchange ratio and the class B common share exchange ratio shall be adjusted by the transfer by Richmond Holdings or the Transferee (for no consideration (om niet)) to INV of common shares having an aggregate value equal to the loss required to be indemnified by Richmond Holdings or the Transferee.  For the purpose of such indemnification obligations, the INV class A common shares and class B common shares will each be valued at $25.34 per share, the closing price of the INV class A common shares on the New York Stock Exchange on October 22, 2004.  Neither Richmond Holdings nor the Transferee shall transfer any of such shares unless at the time of such transfer, at least 7.51682% of such shares (i.e., the percentage of such shares having an aggregate value equal to $1 billion, the maximum amount payable by Richmond Holdings or the Transferee under the indemnification provisions of the acquisition agreement, based upon the valuation of $25.34 per share) shall be owned by persons who have agreed in writing to be bound by the indemnification obligations of Richmond Holdings or the Transferee under the acquisition agreement.

INV is not entitled to, and may not under any circumstances seek, monetary damages for a breach of any term of the acquisition agreement.

Enforcement of Indemnification Provisions

INV’s board of directors has expressly delegated to the Audit Committee the exclusive authority to make any and all decisions related to or arising from the indemnification provisions of the acquisition agreement, including, without limitation, the investigation and pursuit of all potential claims thereunder or in connection therewith.

Conditions to the Acquisition

Obligations of Both Parties

The obligations of INV and Richmond Holdings to complete the acquisition are subject to the satisfaction or waiver of specified conditions, including the following:

•                  the absence of any governmental orders that have the effect of making the acquisition illegal or that otherwise prohibit the closing;

•                  the following actions shall have been approved by the requisite affirmative vote of the shareholders of INV in accordance with Section 2:107A of the Dutch Civil Code and our Articles of Association (collectively, the “Purchaser Shareholder Approval”):

•                  the acquisition agreement and the transactions referred to therein;

•                  the amendment of INV’s Articles of Association to increase INV’s authorized capital to an extent sufficient to permit the issuance of the class A common shares and class B common shares to be issued to Richmond Holdings, or the Transferee;

•                  the delegation of authority to INV’s board of directors to issue the INV class A common shares and class B common shares to be issued to Richmond Holdings, or the Transferee; and

•                  the appointment of Ms. Vanisha Mittal Bhatia to INV’s board of directors (so long as such appointment shall be in accordance with all director independence requirements applicable to INV’s board of directors under INV’s Deed of Incorporation, Articles of Association, internal corporate governance policies and applicable law); and

•                  the provisional admission to listing on the Official Segment of the stock market of Euronext Amsterdam and the approval for listing on the New York Stock Exchange of the INV class A common shares to be issued to Richmond Holdings or the Transferee under the acquisition agreement, subject only to official notice of issuance.

Obligations of INV

The obligations of INV to complete the acquisition are subject to the satisfaction or waiver of specified conditions, including the following:

•                  the representations and warranties of Richmond Holdings contained in the acquisition agreement shall be true and correct in all material respects as of the closing of the acquisition, as though made on and as of the closing of the acquisition, except to the extent expressly made as of an earlier date, in which case, as of such earlier date (provided that any representation or warranty that is qualified by materiality or a material adverse effect shall be true and correct in all respects as of the closing of the acquisition, or as of such particular earlier date, as the case may be);

•                  Richmond Holdings shall have performed or complied in all material respects with all agreements and covenants required by the acquisition agreement to be performed or complied with by it on or prior to the closing of the acquisition;

•                  no material adverse effect of LNM Holdings shall have occurred since the date of the acquisition agreement; and

•                  INV and the controlling shareholder shall have entered into the non-competition agreement.

Obligations of Richmond Holdings

The obligations of Richmond Holdings to complete the acquisition are subject to the satisfaction or waiver of specified conditions, including the following:

•                  the representations and warranties of INV contained in the acquisition agreement shall be true and correct in all material respects as of the closing of the acquisition, as though made on and as of the closing of the acquisition, except to the extent expressly made as of an earlier date, in which case, as of such earlier date (provided that any representation or warranty that is qualified by materiality or a material adverse effect of INV shall be true and correct in all respects as of the closing of the acquisition, or as of such particular earlier date, as the case may be);

•                  INV shall have performed or complied in all material respects with all agreements and covenants required by the acquisition agreement to be performed or complied with by it on or prior to the closing of the acquisition; and

•                  no material adverse effect of INV shall have occurred since the date of the acquisition agreement.

Termination

The acquisition agreement may be terminated and the transactions referred to therein may be abandoned at any time prior to the closing of the acquisition, notwithstanding the INV shareholders’ approval of the acquisition and the transactions thereby, as follows:

•                  by mutual written consent of INV and Richmond Holdings;

•                  by either INV or Richmond Holdings if the closing of the acquisition shall not have occurred on or before December 31, 2004, or such later date, but in no event later than March 31, 2005, if any approval, consent or confirmation of any national, federal, state or regional government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body, Euronext Amsterdam or the New York Stock Exchange that is required to consummate the acquisition has not been obtained in time to reasonably permit the closing of the acquisition to occur on or before December 31, 2004 or if any national, federal, state or regional government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body has enacted, issued, promulgated, enforced or entered any order that is then in effect and has the effect of making the acquisition illegal or otherwise prohibiting consummation of the acquisition; provided, however, that the right to terminate the acquisition agreement shall not be available to any party whose failure to fulfill any obligation under the acquisition agreement has been the cause of, or resulted in, the failure of the closing of the acquisition to occur on or before such date;

•                  by either INV or Richmond Holdings if any governmental authority in Algeria, Bosnia and Herzegovina, the British Virgin Islands, the Czech Republic, Dubai, the Former Yugoslav Republic of Macedonia, Luxembourg, The Netherlands, the Netherlands Antilles, Poland, the Republic of Kazakhstan, Romania, the Republic of South Africa or the United States shall have issued any injunction, order, decree or ruling that has the effect of prohibiting consummation of the transactions referred to therein;

•                  by either INV or Richmond Holdings if the Purchaser Shareholder Approval is not obtained;

•                  by INV upon a breach of any representation, warranty, covenant or agreement on the part of Richmond Holdings set forth in the acquisition agreement or if any representation or warranty of Richmond Holdings shall have become untrue, in either case such that the closing conditions would not be satisfied; provided, however, that if such breach is curable by Richmond Holdings or the Transferee, INV may not terminate the acquisition agreement so long as Richmond Holdings or the Transferee continues to exercise its best efforts to cure such breach; and

•                  by Richmond Holdings or the Transferee upon a breach of any representation, warranty, covenant or agreement on the part of INV set forth in the acquisition agreement or if any representation or warranty of INV shall have become untrue, in either case such that the closing conditions would not be satisfied; provided, however, that if such breach is curable by INV, Richmond Holdings or the Transferee may not terminate the acquisition agreement so long as INV continues to exercise its best efforts to cure such breach.

Governing Law; Dispute Resolution (Arbitration)

The acquisition agreement shall be governed by, and construed in accordance with, the laws of The Netherlands.  Any dispute, controversy, claim or difference of any kind arising out of or in connection with the acquisition agreement or the transactions referred to therein shall be finally settled under the then existing Rules of Arbitration of the International Chamber of Commerce, as modified by the acquisition agreement, by three arbitrators appointed in accordance with such Rules of Arbitration as so modified.  Of the three arbitrators, INV shall nominate one arbitrator, Richmond Holdings shall nominate one arbitrator, and the third arbitrator, who will act as chair of the arbitral tribunal, will be appointed pursuant to the Rules of Arbitration of the International Chamber of Commerce.  In addition, the arbitral tribunal shall not award punitive damages.

OTHER AGREEMENTS

Voting Agreement

On October 24, 2004, simultaneously with the signing of the acquisition agreement, Ispat Investments, a company that our controlling shareholder owns, entered into a voting agreement with INV (a copy of which is attached to this prospectus as Annex B).  Pursuant to the terms of the voting agreement, Ispat Investments agreed to vote at the extraordinary meeting all of the INV common shares that it owns (i) in favor of the approval of the acquisition agreement and the transactions referred to therein, (ii) against any action, agreement, transaction (other than the acquisition agreement or the transactions referred to therein) or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of INV under the acquisition agreement (save where such action, agreement, transaction or proposal has been approved by INV’s board of directors) or that would be reasonably likely to result in any of the conditions to INV’s obligations under the acquisition agreement not being fulfilled and (iii) in favor of any other matter necessary to the consummation of the acquisition of LNM Holdings and considered and voted upon by the holders of INV common shares.  As of the date of this prospectus, Ispat Investments was the owner of 26,100,000 INV class A common shares and 72,150,000 INV class B common shares, giving it control of 97.476% of the voting interest in INV.  As a result, approval of the acquisition agreement is assured.  Nonetheless, you should vote your common shares at the extraordinary meeting.

The obligation of Ispat Investments under the voting agreement to vote all of the INV common shares that it owns in favor of the approval of the acquisition agreement will terminate upon the earliest of (i) completion of the acquisition, (ii) termination of the acquisition agreement and (iii) the withdrawal or adverse modification of the recommendation of INV’s board of directors to the shareholders of INV that they vote in favor of the approval of the acquisition agreement and the transactions referred to therein.

Non-Competition Agreement

Pursuant to the acquisition agreement, Mr. Lakshmi N. Mittal has agreed to enter into a non-competition agreement with INV, to be executed simultaneously with the completion of the acquisition.  Pursuant to the non-competition agreement, Mr. Lakshmi N. Mittal will agree, for a period commencing upon the completion of the acquisition agreement and expiring June 30, 2007, not to, without the consent of the Audit Committee, directly or indirectly acquire an interest in, manage, operate, join, control, lend money or render financial or other assistance to or participate in or be connected with, as an officer, employee, partner, shareholder, consultant or otherwise, any person anywhere in the world that engages in the business of manufacturing, producing or supplying iron ore, coke, iron, steel or iron or steel products (a “Competitor”).  The non-competition agreement contains certain exceptions relating to limited lending on the part of Mr. Lakshmi N. Mittal.  The non-competition agreement further provides that ownership of securities having no more than five percent of the outstanding voting power of any Competitor that is listed on any national securities exchange anywhere in the United States, Canada or Europe or 10% of the outstanding voting power of any Competitor that is listed on a national securities exchange anywhere else in the world, will not be deemed to be in violation of the non-competition agreement, so long as Mr. Lakshmi N. Mittal does not have any other connection or relationship with such Competitor.  In addition, INV will not be deemed to be a Competitor under the non-competition agreement, and Pt. Ispat Indo will not be deemed to be a Competitor so long as it does not (i) own an interest in, manage, operate, join, control, lend money or render financial or other assistance to or participate in or become connected with, as a partner, shareholder, consultant or otherwise, any Competitor carrying on business outside Indonesia (provided that Pt. Ispat Indo may own an equity interest in any joint venture so long as Pt. Ispat Indo’s direct and indirect equity or partnership interest therein does not exceed 20% and is not the largest equity or partnership interest therein) or (ii) own, manage or operate any material assets located outside Indonesia and relating to the business of manufacturing, producing or supplying iron ore, coke, iron, steel or iron or steel products.

Confidentiality Agreement

Pursuant to the Confidentiality Agreement, dated August 23, 2004, between INV and Richmond Holdings, each of INV and Richmond Holdings agreed, except as required by law, to keep confidential and not to disclose or reveal any confidential information of the other party to any person other than certain of its representatives, and not to use such confidentiality information for any purpose other than in connection with the evaluation or consummation of the acquisition.  Confidential information does not include, however, information that (i) is or becomes generally available to the public (other than as a result of wrongful disclosure); (ii) was already available to the party receiving such information on a non-confidential basis; or (iii) becomes available to a party on a non-confidential basis from a person who is not prohibited from disclosing such information to such party.  If a party is required by law to disclose any confidential information, such party must notify the party that provided the information and disclose only that portion of the information that it is legally required to disclose.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES OF INV

Announced Changes of Directors and Senior Management

Assuming completion of the ISG Merger and the acquisition of LNM Holding by INV, Mr. Lakshmi N. Mittal will remain chairman and chief executive officer of INV.  Wilbur L. Ross, chairman of ISG, will become a member of INV’s board of directors.  Aditya Mittal will become president and group chief financial officer and remain a member of INV’s board of directors.  Malay Mukherjee will remain chief operating officer.  Rodney Mott, president and chief executive officer of ISG, will become chief executive officer of INV’s combined U.S. operations.

Directors and Senior Management

Management of our business is vested in INV’s board of directors.  Mr. Lakshmi N. Mittal is Chairman of the board of directors and Chief Executive Officer of INV.  In establishing our strategic direction and corporate policies, Mr. Lakshmi N. Mittal is supported by members of INV’s executive management team with substantial professional and worldwide steel industry experience.

It is our intention, and our controlling shareholder has confirmed to us that it intends, to maintain on INV’s board of directors at all times at least two directors who are not and have not been senior managers or employees of any of INV’s subsidiaries or affiliates.

We continue to have a strong emphasis on corporate governance.  INV has five external directors on its board of directors.  INV’s Audit Committee, Nomination Committee, Remuneration Committee and Special Committee are comprised exclusively of three independent members each.

As of the date of this prospectus, the members of our board of directors are as set forth below:

Name	Age	Date Joined Board	Position within INV

Lakshmi N. Mittal	54	May 1997	Chairman of INV’s Board of Directors and Chief Executive Officer

Aditya Mittal	28	May 2000	Member of INV’s Board of Directors and Director of Finance

Malay Mukherjee	56	July 1997	Member of INV’s Board of Directors and President and Chief Operating Officer

Ambassador Andrés Rozental (1) (2) (3) (4) (5)	59	July 1997	Member of INV’s Board of Directors

Fernando Ruiz Sahagun (4)	61	July 1997	Member of INV’s Board of Directors

Narayanan Vaghul (1) (2) (3) (4)	67	July 1997	Member of INV’s Board of Directors

René Lopez (3) (4) (5)	59	November 2002	Member of INV’s Board of Directors

Muni Krishna T. Reddy (1) (2) (4) (5)	59	November 2002	Member of INV’s Board of Directors

(1)  Audit Committee

(2)  Nomination Committee

(3)  Remuneration Committee

(4)  Non-Executive

(5)  Special Committee

The business address of each of the members of INV’s board of directors is at INV’s offices at 15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands.

Board of Directors

Lakshmi N. Mittal

Mr. Lakshmi N. Mittal is the Chairman of the boards of directors of INV and LNM Holdings, and is the Chief Executive Officer of INV.  In addition, Mr. Lakshmi N. Mittal is the founder of INV and The LNM Group and has been responsible for the strategic direction and development of both companies.  He is also a non-executive director of Iscor, an executive committee member of the International Iron and Steel Institute and a director of ICICI Bank Ltd.  Mr. Lakshmi N. Mittal was named Steel Maker of the Year in 1996 by New Steel, a leading industry publication.  He was also awarded the 8th honorary Willy Korf Steel Vision Award, the highest recognition for worldwide achievement in the steel industry.  The award was presented by American Metal Market and World Steel Dynamics.

Aditya Mittal

Mr. Aditya Mittal joined INV in January 1997, where he is now the Director of Finance.  From 1997 to 2000, he served as Head of Mergers and Acquisitions at INV.  In addition, Mr. Mittal joined LNM Holdings in January 1997, where he is now Vice-Chairman of the Board of Directors and Head of Mergers and Acquisitions and has been responsible for all its acquisitions since 2000.  Mr. Aditya Mittal also serves on INV’s board of directors and the board of directors of Iscor.  From 1996 to 1997, Mr. Aditya Mittal worked at Credit Suisse First Boston in the mergers and acquisitions area.  He holds a bachelor’s degree in economics from the Wharton School in Pennsylvania, United States with specialization in strategic management and corporate finance, from which he graduated magna cum laude.  He is the son of Mr. Lakshmi N. Mittal.

Malay Mukherjee

Mr. Mukherjee is the President and Chief Operating Officer of INV and has over 31 years of experience in a range of technical, commercial and general management roles in the steel industry.  Mr. Mukherjee has held various senior management positions within INV, including Managing Director of Imexsa and President and CEO of IEG.  He has also served as Managing Director of Ispat Karmet, a subsidiary of LNM Holdings.

Ambassador Andrés Rozental

Ambassador Andrés Rozental has a long and distinguished career in the Mexican Diplomatic Service.  Over the past 35 years, he has held various senior government and diplomatic posts including Ambassador of Mexico to the United Kingdom, Ambassador of Mexico to the Kingdom of Sweden, Ambassador, Permanent Representative to the United Nations in Geneva, as well as Deputy Foreign Minister of Mexico.  From December 2000 to January 2002, he was Ambassador-at-Large and Special Presidential Envoy for President Fox of Mexico.  Ambassador Rozental has received several awards, including the Grand Cross of the Polar Star (Sweden) and the Grand Cross of the Civil Merit Order (Spain).  He is also an officer of the National Order of Merit (France).  Ambassador Rozental is currently a member of the board of managing directors of Deutsche Bank Latin American Investment Trust, Aeroplazas de Mexico and Inmobiliaria Fumisa.  He is Chairman of the Board of Latinoamericana de Duty Free and the President of his own consulting firm, Rozental & Asociados in Mexico City.

Fernando Ruiz Sahagun

Mr. Ruiz has approximately 30 years of experience in the field of accounting, finance and tax and is currently a partner at Chevez, Ruiz, Zamarripa y Cia., S.C., a leading tax consulting firm in Mexico.  Mr. Ruiz is a member of several professional associations, including the Instituto Mexicano de Ejecutivos de Finanzas, Colegio de Contadores Publicos de Mexico, Instituto de Contadores Publicos and Academia de Estudios Fiscales de la Contaduria Publica.  He is the President of the Business Coordinator Counsel’s Tax Committee (CCE) and a board member of various companies including Kimberly Clark de Mexico, S.A. de C.V., Accel, S.A. de C.V., Grupo Financiero Santander Serfin, S.A. de C.V., Corporacion San Luis, S.A. de C.V., Grupo Palacio de Hierro, S.A. de C.V., Grupo Camesa, S.A. de C.V., BASF Mexicana, S.A. de C.V. (a subsidiary of BASF AG), Bacardi, S.A. de C.V. (a subsidiary of Bacardi International Ltd.), Grupo México, S.A. de C.V. and Innova, S. de. R.L. de C.V.

Muni Krishna T. Reddy

Mr. Reddy has over 34 years of experience in financial services and he is presently the Chairman of State Bank of Mauritius Ltd (SBM Group) and Chairman of Bank SBM Madagascar.  He holds the following directorships:  Chairman of the Board of SBM Nedbank International Ltd.; Director on the Boards of Air Mauritius Ltd; British American (Holdings) Ltd; British American Insurance Company of the Bahamas Ltd; British American International Corporation Ltd; British American (UK) Ltd; Fidelity Bank & Trust International Ltd; GloBAL Financial Services Group plc, Malta; India Growth Fund Inc, New York; Intercommercial Bank Ltd, Trinidad; Intercommercial Trust & Merchant Bank Ltd; Mauritius Telecom Ltd; Overseas Telecommunication Services Ltd and South East Asia Regional Fund Ltd.  Mr. Reddy has taken over as Chairman of SBM Group in October 2003, having been the Chief Executive Officer of SBM Group for more than 16 years.  Prior to taking over as Chief Executive Officer of SBM Group in 1987, Mr. Reddy worked in Singapore and India.  Mr. Reddy was conferred in 1993 with the title “Grand Officer of the Order of the Star and Key of the Indian Ocean” (GOSK), by the government of the Republic of Mauritius for distinguished services in banking.

René Lopez

Mr. Lopez has approximately 36 years of experience in international finance, manufacturing and marketing with multinational corporations including Alcatel-Alsthom and GEC Alsthom, where he has worked since 1966.  He was President and General Manager of Alcatel-Alsthom and GEC Alsthom Canada.  Currently Mr. Lopez is owner and President of Gesterel Inc. in Canada, a consultancy services boutique specializing in mergers and acquisitions, finance and technology transfer management.

Narayanan Vaghul

Mr. Vaghul has 48 years of experience in the financial sector and has been the Chairman of Industrial Credit and Investment Corporation of India Limited for 16 years and of ICICI Bank for the last two years.  Prior to this, he was Chairman of the Bank of India and Executive Director of the Central Bank of India.  He was chosen as the Businessman of the Year in 1992 by Business India, a leading Indian publication, and has served as a consultant to the World Bank, the International Finance Corporation and the Asian Development Bank.  Mr. Vaghul was also a visiting Professor at the Stern Business School at New York University.  Mr. Vaghul is Chairman of the Indian Institute of Finance Management & Research and is also a board member of various other companies, including Wipro Limited, Mahindra & Mahindra Limited, Nicholas Piramal India Limited, Apollo Hospitals Limited and Himatsingka Seide Limited.

Senior Management

Bhikam C. Agarwal

Mr. Agarwal is the Chief Financial Officer of INV and has over 28 years of experience in steel and related industries.  He has held various senior executive positions within INV since its first acquisition in 1989.  He has been responsible for the financial strategy of INV and has been chief coordinator of its prior activities in the capital markets, two of which received “deal of the year” awards from International Financing Review, a leading global financial publication.  Mr. Agarwal has also led the finance and accounting functions of INV across all the operating subsidiaries.

Ashok Aranha

Mr. Aranha joined INV in 1991 and is responsible for the development and implementation of INV’s purchasing strategy and the implementation of most global purchases for INV.  He has over 34 years of experience in materials and procurement management.  Mr. Aranha was the Head of Materials at IHSW and at CIL prior to this position.  He holds an MBA from XLRI, Jamshedpur, India.

Vijay K. Bhatnagar

Mr. Bhatnagar is the Managing Director of Imexsa since October 2002 and has over 34 years of experience in aluminum and electronics industries.  He is a metallurgical engineer by qualification and worked in various line and staff positions at INDAL (formerly a subsidiary of Alcan Aluminium) in India for over 31 years.  He later became the Joint Managing Director and then the Managing Director of AT&S Indian operations (a subsidiary of AT&S AG Austria) and worked in these positions from 1999 until 2002.

Arvind Chopra

Mr. Chopra joined INV in April 2000 and is responsible for the facilitation of management’s performance of risk assessments and for the evaluation of internal controls.  He is also in charge of the independent internal auditing function.  Formerly a partner with KPMG, Mr. Chopra has over 18 years of experience in internal auditing, risk management, internal control evaluations and corporate governance related matters.  He has also held positions at Arthur Andersen, Nestle and Price Waterhouse.  Mr. Chopra is a member of Institute of Chartered Accountants of India and the Institute of Internal Auditors.

Leonard Chuderewicz

Mr. Chuderewicz joined Inland in February 2004.  Prior to this, he was a career employee of US Steel, with 32 years of service in a variety of management positions.  Among his positions at US Steel were general manager of their Gary Indiana Works, president of USS/Kobe Steel Company, a bar products joint venture, president of USS-Posco Industries, a cold rolling/coating joint venture, and president of the Double Eagle Steel Coating Company.  Mr. Chuderewicz holds a bachelor’s degree in electrical engineering from the University of Pittsburgh in Pittsburgh, United States and an MBA from Duquesne University in Pittsburgh, United States.

Simon Evans

Mr. Evans joined INV in September 2001 as General Counsel.  He has over 15 years of experience in corporate and commercial law in both industry and private practice.  Formerly, Mr. Evans was European Counsel at Rohm and Haas and prior to that he worked at the law firm Taylor Joynson Garrett, London.  Mr. Evans is a graduate of Oxford University in Oxford, England and the College of Law, Guildford in Surrey, England.

Denis Fraser

Mr. Fraser is the executive vice president and Chief Operating Officer of Sidbec.  Mr. Fraser joined Sidbec in February 1999 as Commercial Director, Wire Rod, and was until April 2002, General Manager of the Wire Rod business unit.  Mr. Fraser holds a bachelor’s degree in mechanical engineering from the Ecole Polytechnique and an MBA in Finance and Accountancy from McGill University in Quebec, Canada.  In his 19-year career with a major oil company prior to joining Sidbec, he held several key positions in operations, sales and marketing.

Alain Grenaut

Mr. Grenaut is the Chief Executive Officer of Unimétal.  Prior to this, he was the Corporate Marketing Director of Lucchini Group for two years, and before that as, Vice-President for Strategy, Research and Development at IEG.  He has vast experience of long products in the European Steel Industry, having been responsible for various functions in Quality Control, Production and Marketing for different French and European companies during the last 33 years.  He is a graduate of the French High School of Mines.

John Kuriyan

Mr. Kuriyan is the Managing Director of CIL and has over 31 years of experience in engineering, manufacturing and general management in the steel and tire industry.  Prior to joining CIL, he was Director General of Servicios Siderurgicos Integrados, S.A. de C.V., a subsidiary of Imexsa.  He has also served as Senior Vice President, Manufacturing at Dunlop India Limited and as President and CEO of Falcon Tyres Limited.  He is a

graduate of the Indian Institute of Technology in Delhi, India and holds a bachelor’s degree in mechanical engineering and is a postgraduate from the same institute in industrial engineering.

Bernard Laupretre

Mr. Laupretre was appointed the Chief Executive Officer of Trefileurope, a wire drawing company and subsidiary of Ispat Duisburg in Europe in September 2002.  He joined INV in February 1990 and has held various senior management positions.  Mr. Laupretre holds an engineer degree from the Ecole Nationale Supérieure D’Arts et Métiers in Paris, France and an MBA from ISA in France.

Richard Leblanc

Mr. Leblanc is the President and Chief Executive Officer of Sidbec and has approximately 35 years of experience in the steel industry.  Mr. Leblanc spent 18 years in various senior management positions at Stelco Inc. before joining Sidbec in 1987 as Vice-President, Production.  He became President and Chief Executive Officer in 1996.  Mr. Leblanc is a Director of the American Iron and Steel Institute and the Canadian Steel Producers Association.  He holds a bachelor’s degree in electrical engineering from Laval University in Quebec, Canada.

Greg Ludkovsky

Dr. Ludkovsky is Chief Technology Officer of INV, as well as Vice President Research and Development and Chief Technology Officer of Inland.  Mr. Ludkovsky joined Inland Steel in 1979 and advanced through a number of positions in steel products research prior to becoming Vice President, Research and Development of Inland Steel in 1995.  Dr. Ludkovsky has a PhD in Metallurgical Engineering.

Gregor Munstermann

Mr. Munstermann has been Managing Director of IHSW since March 2001.  He has over 16 years of experience in the steel industry.  His previous positions include General Manager of the Steel Plant and the Direct Reduction Plant, IHSW.  Mr. Munstermann holds a Diploma at University Clausthal-Zellerfeld in Germany.

Jean-Pierre Picard

Mr. Picard, Director, Marketing, Flat Products is responsible for flat products marketing strategy ensuring a strong market driven approach in the development of INV’s business strategy and the delivery of value to the customers.  He joined Sidbec in 1980 as Vice-President of Marketing and Sales.  He was previously Senior Vice-President of British Steel, Canada where he worked for 13 years.  Mr. Picard has been active in many steel industry related associations.  He holds a master’s degree in commercial sciences from Laval University in Quebec, Canada.

Thekkemadom N. Ramaswamy

Mr. Ramaswamy is Director, Finance for INV.  He is responsible for corporate finance and financial strategy.  He has 34 years of experience covering a wide range of financial management functions and has been with INV since 1989, previously holding positions as General Manager, Finance at CIL (1989 - 1992), Director, Finance at Imexsa (1992 - 1994) and CFO at Sidbec (1994 - 2002).  He holds a bachelor’s of commerce degree from the University of Madras, India, an MBA from the Indian Institute of Management in Ahmedabad, India and is a Fellow Member of The Association of Chartered Certified Accountants, UK.

Gerhard Renz

Mr. Renz is the President and Chief Operating Officer of IEG and has over 30 years of experience in the steel industry.  Mr. Renz formerly worked as the Managing Director of Ispat Duisburg.  Mr. Renz is a board member of Verein Deutsche Eisenhuttenleute, Wirtschaftsvereinigung Stahl and the European Iron and Steel Institute.  He holds a bachelor’s degree in engineering.

Michal G. Rippey

Mr. Rippey joined the Inland Steel (now Inland) finance organization in 1984 and advanced through positions of increasing responsibility before being named vice president Finance and CFO Inland in 1998.  His responsibilities also include purchasing and marketing functions for INV.  Mr. Rippey has a bachelor’s degree from Indiana University in Indiana, United States; a master’s degree in banking and finance from Loyola University in Illinois, United States; and an MBA from the University of Chicago in Illinois, United States.

Henk Scheffer

Mr. Scheffer joined INV in March 2003 as Company Secretary, and he is responsible for compliance with corporate legal requirements and supporting and facilitating INV’s board of directors.  Previously, Mr. Scheffer worked at Canon for 13 years in various legal and general management positions.  Mr. Scheffer holds a law degree from Rijks Universiteit Groningen (RUG).

Louis Schorsch

Dr. Schorsch is the President and Chief Operating Officer of Inland and has over 25 years of experience in consulting and managerial roles predominantly relating to the steel industry.  Prior to joining Inland in October 2003, Dr Schorsch held various senior positions in the consulting and e-commerce sectors.  His immediate previous assignments have been as President and CEO of GSX.Com Inc. and Principal at McKinsey & Company, where he worked from 1985 until 2000.  While at McKinsey, he was also a co-leader of the metals and mining practice.  Dr. Schorsch has published numerous articles in Business Week and Challenge publications and has also co-authored a book on steel titled “Upheaval in a Basic Industry.”

Peter D. Southwick

Dr. Southwick is the Director of Quality Assurance and Application Development.  He has recently moved to this position from his previous position as President and Chief Executive Officer of Inland.  Dr. Southwick has over 23 years of experience in the steel industry, and he joined Inland Steel in 1980.  Prior to his recent position, Dr. Southwick has held various senior positions at Inland including Executive Vice President, Operations and Vice President, Operations, Flat Products.  Dr. Southwick has published numerous technical papers and a book titled “Accelerated Cooling of Steels.”  In 2003, he served as the Vice Chairman of American Iron and Steel Institute.  He is member of the Iron and Steel Society, the American Society for Quality and the Institute of Materials.

Dr. Olaf-Roman Baron von Engelhardt

Dr. von Engelhardt is Vice President Sales and Marketing of IEG.  Dr. von Engelhardt joined INV in 1999 and is responsible for sales and marketing of products manufactured by its steel-making operations in Europe.  He has over 30 years of experience in the steel industry, including Head of Marketing, Planning, Dispatching and General Services at Arbed Saarstahl GmbH, General Manager of Saarstahl GmbH, formerly Arbed Saarstahl GmbH, in charge of direct sales and Managing Director of Vertriebsgesellschaft Saarstahl GmbH, Germany.

Viral C. Vora

Mr. Vora joined INV in 1989.  He is responsible for the implementation of transportation policy and strategy for INV’s raw materials and finished products.  He is also responsible for the operation, chartering and management of INV owned/chartered ships.  He has over 29 years of experience in the shipping industry and has worked in the areas of chartering, operations and insurance.  Mr. Vora was formerly General Manager, Shipping at CIL.  Mr. Vora has a degree in statistics and mathematics.

Inder Walia

Mr. Walia joined INV in 2000 and is responsible for the development and implementation of human resources strategies for INV.  He has 23 years of experience in human resources positions.  He has a post-graduate degree in Human Resources from Tata Institute of Social Sciences in Mumbai, India.  He is also an active member of various human resource committees.  Mr. Walia has held various positions in human resources at Modi Corp. and HCL Hewlett Packard.

Bernd Webersinke

Mr. Webersinke has been Managing Director of IWHG since 1997 and of Ispat Duisburg since 1999, and has over 26 years of experience in the steel industry.  Prior to his current position, he worked as General Manager in production and maintenance at IHSW.  Mr. Webersinke is a Board Member of Germany’s Steel Makers Association (VDEh).  He is a metallurgical engineer by qualification.

Compensation

The total remuneration of the members of INV’s board of directors at December 31, 2003 is as follows:

(All amounts in $ thousand except per share information)	2002	2003

Base salary	2,273	3,626

Short-term performance-related bonus	1,460	762

Long-term incentives (number of options)	230,000	—

The annual remuneration of the members of INV’s board of directors was as follows:

			2002	2003	2002	2003
(All amounts in $ thousand except per share information)	2002	2003	Short-term performance related bonus	Short-term performance related bonus	Long-term number of options	Long-term number of options
Lakshmi N. Mittal	863	1,247	670	429	80,000	—
Aditya Mittal	260	710	195	127	25,000	—
Malay Mukherjee	473	870	355	206	50,000	—
Dr. Peter Southwick*	404	420	240	0	45,000	—
Narayanan Vaghul	83	84	—	—	10,000	—
Ambassador Andrés Rozental	94	86	—	—	10,000	—
Fernando Ruiz Sahagun	90	60	—	—	10,000	—
Muni Krishna T. Reddy	1	84	—	—	—	—
René Lopez	5	65	—	—	—	—
	2,273	3,626	1,460	762	230,000	—

*                 Dr. Peter Southwick resigned from INV’s board of directors on October 1, 2003.

The amount outstanding at December 31, 2003 in respect of loans and advances to members of INV’s board of directors was $0 (2002:  $0).  In addition, INV has not given any guarantees for the benefit of the members of INV’s board of directors.

The following table provides summarized information on the options outstanding and the movements on the options granted to INV’s board of directors (in 2003 no options have been granted):

	Granted in 1999	Granted in 2000	Granted in 2002	Total (1)	Weighted average exercise price

Lakshmi N. Mittal	80,000	80,000	80,000	240,000	7.59
Aditya Mittal	7,500	7,500	25,000	40,000	5.26
Malay Mukherjee	40,000	40,000	50,000	130,000	7.18
Dr. Peter Southwick (2)	30,000	30,000	45,000	105,000	6.83
Narayanan Vaghul	—	5,000	10,000	15,000	4.36
Ambassador Andrés Rozental	—	5,000	10,000	15,000	4.36
Fernando Ruiz Sahagun	—	5,000	10,000	15,000	4.36
Muni Krishna T. Reddy	—	—	—	—	—
René Lopez	—	—	—	—	—
	157,500	172,500	230,000	560,000	—
Exercise Price (3)	$11.94	$8.57	$2.26	—	—
Term (in years)	10	10	10	—	—
Expiration Date	September 14, 2009	June 1, 2010	April 5, 2012

(1)          None of the options has been exercised.

(2)          Dr. Peter Southwick resigned from INV’s board of directors on October 1, 2003.

(3)          All options were granted at an exercise price equal to the market value on the date of grant.

Stock Option Plan

In 1999, INV established the Ispat Stock Option Plan, which is described more fully in Note 10 to our Consolidated Financial Statements.  Under the terms of the Ispat Stock Option Plan, INV may grant options to senior management of INV and its affiliates for up to six million class A common shares (increased up to a maximum of 10 million class A common shares in 2003).  The exercise price of each option equals not less than the fair market value of INV common shares on the date of grant, with a maximum term of 10 years.  Options are granted at the discretion of INV’s board of directors or its delegate.  The options vest either ratably upon each of the first three anniversaries of the grant date or, in total, upon the death, disability or retirement of the participant.  All outstanding option rights exercisable in at least the current and next financial year under the Ispat Stock Option Plan can be satisfied by the INV class A common shares currently held in treasury.

Prior to 2003, INV accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations (“Opinion 25”).  No stock-based employee compensation cost is reflected in 2001 and 2002 net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common shares on the date of grant.

Effective January 1, 2003, INV adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), prospectively to all employee awards granted, modified, or settled after January 1, 2003.  This prospective adoption of the fair value provisions of SFAS 123 is in accordance with the transitional provisions of SFAS No. 148, Accounting for Stock-Based Compensation (“SFAS 148”) issued in December 2002 for recognizing compensation cost of stock options.  There were no stock options granted, modified or settled during 2003 and accordingly, no compensation expense has been recognized in 2003.

SFAS 148 also requires that if awards of stock-based employee compensation were outstanding and accounted for under the intrinsic value method of Opinion 25 for any period in which an income statement is presented, a tabular presentation is required as follows:

	Year Ended December 31,
	2001	2002	2003
Net income, as reported	$(312)	$49	$66
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	0	0	0
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	3	3	1
Pro forma net income	$(315)	$46	$65
Earnings per share:
Basic and diluted—as reported	(2.58)	$0.40	$0.53
Basic and diluted—pro forma	(2.60)	$0.37	$0.53

The fair value of each option grant of INV common shares is estimated on the date of grant using Black-Scholes Model Method with the following weighted-average assumptions used:

	Years of Grant,
	2001	2002	2003
Dividend Yield	0	0	0
Expected annualized volatility	0	83%	0
Discount rate – Bond equivalent yield	0	5.03%	0
Expected life in years	0	8	0

The status of the Ispat Stock Option Plan with respect to INV is summarized below at December 31, 2003:

	Number of Shares	Weighted Average Exercise Price

Opening balance as of January 1, 2001	2,512,000	10.19

Granted during the year	0	0
Exercised	0
Forfeitures	(310,000)	10.30

Outstanding at December 31, 2001	2,202,000	10.17

Granted during the year	1,349,500	2.26
Exercised	0	0
Forfeitures	(160,000)	7.95

Outstanding at December 31, 2002	3,391,500	7.13

Granted during the year	0	0
Exercised	(91,166)	7.08
Forfeitures/restoration	39,000	11.72

Outstanding at December 31, 2003	3,339,334	7.32

At December 31, 2003, the stock options granted under the Ispat Stock Option Plan are exercisable as follows:

Year	Options	Average Exercise Price (1)
2003	2,530,111	8.93
2004	2,934,723	8.01
2005	3,339,334	7.32
2006	3,339,334	7.32
2007	3,339,334	7.32

(1)          Based on Exercise Price of $11.94, $8.57 and $2.26 for 1999, 2000 and 2002, the respective years of the grant date.

Board Practices

Article 18, paragraph 1 of our Articles of Association provides that our board of directors shall consist of five or more class A, class B and class C directors (and composed at all times of one class A director and at least two class C directors).  Article 18, paragraph 3 stipulates that class A directors are appointed for a period of four years starting on the day after the day of the annual general meeting of shareholders on which they are appointed and ending on the day of the annual general meeting of shareholders that will be held in the fourth year after their appointment.  The same paragraph sets out that class B and class C directors are appointed for a period of one year starting on the day after the annual general meeting of shareholders on which they are appointed and ending on the day of the annual general meeting of shareholders that will be held in the next year.

Corporate Governance

In June 2001, we adopted Corporate Governance guidelines in line with best practices on corporate governance.  We will continue to monitor diligently new, proposed and final U.S. and Dutch corporate regulatory requirements and will make adjustments to our Corporate Governance controls and procedures to stay in full compliance with these requirements on a timely basis.  INV is fully committed to meeting and whenever possible exceeding the Corporate Governance mandates and requirements under current and proposed U.S. Securities and Exchange Commission and New York Stock Exchange rules and the laws of The Netherlands.

The new Dutch Corporate Governance Code was published on December 9, 2003.  During our annual general meeting of shareholders held on May 5, 2004, we discussed the implications of the new Dutch Corporate Governance Code with our shareholders and proposed certain changes to INV’s Articles of Association to bring them in line with the requirements of the Dutch Corporate Governance Code, which proposals were approved by the shareholders.  The changes to INV’s Articles of Association lowered the number of votes required to overrule a binding nomination for the appointment of a member of INV’s board of directors made by the holders of class B common shares from a majority of at least two thirds of votes cast representing more than half of the issued share capital of the company to an absolute majority of votes cast representing at least one third of the issued share capital of INV.  In addition, INV’s Articles of Association now provide that a class A director can be appointed for a maximum term of four years and cannot be appointed indefinitely as was previously permitted.  Accordingly, we expect to be in line with the requirements of the provisions of the Dutch Corporate Governance Code by the end of 2004, in accordance with the implementation provisions.  Our annual general meeting of shareholders also approved that we will differ from the Dutch Corporate Governance Code with regard to the separation of the posts of Chairman and Chief Executive Officer.  Our Chairman and Chief Executive Officer will continue to be Mr. Lakshmi N. Mittal.

Role of INV’s Board of Directors and Management

Our business is conducted through operating subsidiaries, which are managed by their board of directors and headed by the subsidiary’s CEO/President.  INV’s board of directors and the senior corporate management provide the oversight to enhance the value to the stakeholders.

Director Independence

As per the criteria laid down by INV’s board of directors, directors will be considered “independent” if they do not have a material relationship with INV.  INV’s board of directors consists of eight directors, of whom five are independent, constituting a majority of INV’s board of directors.  Of the five independent directors only one of the directors has a relationship with INV.  This relationship is below the threshold laid down by INV’s board of directors, of less than one percent of the revenues of the firm on which the director serves as an executive officer.  This director, however, does not serve on any committees of INV’s board of directors.

Function of INV’s Board of Directors

As per INV’s Corporate Governance guidelines adopted in June 2001, INV’s board of directors shall be responsible for the stewardship of INV and should assume responsibility for the adoption of a corporate strategy; monitoring of risk and control; succession planning including appointing, training and monitoring of senior management personnel; maintaining an investor relations program for INV; ensuring the integrity of INV’s internal control and management information system; and setting of remuneration policy that incorporates appropriate performance hurdles.

Qualification

Directors should possess the highest personal and professional ethics and integrity, and be committed to representing the interests of the stakeholders.  INV’s directors possess experience in managing large companies and contribute towards the protection of the stakeholders interests in INV through expertise in their respective fields.  All directors bring an independent judgment to bear on issues of strategy, performance, resources and standards of conduct.

Size of INV’s Board of Directors and Selection Process

All directors are subject to election by the shareholders.  The names of directors submitted for election shall be accompanied by sufficient biographical details to enable shareholders to make an informed decision on their election.  Each time a member of INV’s board of directors is to be appointed, the meeting of holders of class B common shares may make a binding nomination.  A binding nomination can be overruled by a shareholders’ resolution passed by an absolute majority of votes cast representing at least one third of the issued share capital of INV.  INV’s board of directors currently consists of eight members, which is considered reasonable given the size of INV.  All members of INV’s board of directors, except for Messrs. Lakshmi N. Mittal and Aditya Mittal (who as class A directors only stand for re-election once every four years), will next be considered for re-appointment at the annual general shareholders meeting in 2005.

During 2003, Dr. Peter Southwick, one of the class B directors, resigned from INV’s board of directors.  He has not been replaced and there is currently no intention to replace him.  Dr. Southwick continues to be employed by one of our subsidiaries.

Board Committees

INV’s board of directors has established the following Committees to assist the board of directors in discharging its responsibilities:  (i) Audit; (ii) Remuneration; and (iii) Nomination.

Board Agenda

The items placed before INV’s board of directors include, among others, strategic plans of INV; annual operating plans and budgets and any updates; capital budgets and any updates; quarterly results for INV and its strategic business units; minutes of Audit Committee and other committee meetings; the information on recruitment and remuneration of senior management just below INV’s board of directors level; environment, health and safety related matters; risk management policy of the group and such other matters considered important for the oversight of INV’s board of directors.

Ethics and Conflict of Interest

Ethics and conflicts of interest are governed by the Code of Business Conduct adopted by INV.  The Code of Business Conduct sets out standards for ethical behavior, which are to be followed by all employees and directors in the discharge of their duties.  They must always act in the best interests of INV and must avoid any situation where their personal interests conflict, or could conflict with their obligations toward INV.  As employees, they must not acquire any financial or other interest in any business or participate in any activity that could deprive INV of the time or the scrupulous attention that they need to devote to the performance of their duties.  Any behavior that deviates from INV’s Code of Business Conduct is to be reported to the employee’s supervisor, a member of the management, the head of the legal department or the head of the internal audit / internal assurance department.

INV’s Code of Business Conduct is available on INV’s website at http://www.ispat.com.

Separate meeting of Non-Executive Directors

The non-executive directors regularly schedule meetings without the presence of management.  There is no minimum number of meetings that the non-executive directors must hold per year.  During 2004, the non-executive directors have held four meetings separate from the executive directors.

Audit Committee

Charter and Meetings

The primary function of the Audit Committee is to assist INV’s board of directors in fulfilling its oversight responsibilities by reviewing:  the financial reports and other financial information provided by INV to any governmental body or the public; INV’s system of internal control regarding finance, accounting, legal compliance and ethics that the management and INV’s board of directors have established and INV’s auditing, accounting and financial reporting processes generally.

The Audit Committee’s primary duties and responsibilities are to serve as an independent and objective party to monitor INV’s financial reporting process and internal controls system; review and appraise the audit efforts of INV’s independent accountants and internal auditing department; provide an open avenue of communication among the independent accountants, financial and senior management, the internal auditing department and INV’s board of directors.  It is responsible for approving the appointment and fees of the independent auditors.  It is also responsible for monitoring the independence of the external auditors.

INV’s Audit Committee charter is available on INV’s website at http://www.ispat.com.

The Audit Committee met nine times during 2003.  Of these meetings, four were physical meetings and five were teleconference meetings.

Audit Committee Members

The Audit Committee consists of three directors:  Narayanan Vaghul, Muni Krishna T. Reddy and Ambassador Andrés Rozental, all of whom are independent under INV’s Corporate Governance guidelines; the New York Stock Exchange standards as well as the Dutch Corporate Governance Code.  The Chairman of the Audit Committee is Mr. Narayanan Vaghul, who has significant experience and financial expertise.  Mr. Vaghul is the Chairman of ICICI Bank, a company that is listed on the New York Stock Exchange and Mumbai Stock Exchange.  Both Mr. Reddy and Ambassador Andrés Rozental have considerable experience in managing companies’ affairs.

Process for Handling Complaints about Accounting Matters

As part of the procedures of INV’s board of directors for receiving and handling complaints or concerns about INV’s financial accounting, internal controls and auditing issues, INV’s Code of Business Conduct encourages all employees to bring such issues to the Audit Committee’s attention.  Employees reported no significant complaints of this nature during 2003.

Internal Audit/Internal Assurance

INV has an Internal Audit function.  The function is under the responsibility of the Director - Internal Assurance, who reports to the Audit Committee.  The function is staffed by full time professional staff located at each of the principal operating subsidiaries and at the corporate level.  Recommendations and matters relating to internal control and processes are made by the Internal Audit function, and their implementation is regularly reviewed by the Audit Committee.

External Auditors’ Independence

The appointment and determination of fees of the external auditors is the direct responsibility of the Audit Committee.  The Audit Committee is further responsible for obtaining annually a written statement from the external auditors that their independence has not been impaired.  The external auditors have informed INV of their intention to rotate their lead and engagement partners in line with the new requirements in 2004 and 2005, respectively.  The Audit Committee has obtained a confirmation from the external auditors that none of their former employees are in a position with INV, which may impair their independence.

Remuneration Committee

Charter and Meetings

The Remuneration Committee is comprised of three independent directors.  The purpose of having a Remuneration Committee consisting exclusively of directors who are independent of management is to have members who are free of any business or other relationship, which could interfere with the exercise of their independent judgment.  INV’s board of directors has established the Remuneration Committee to determine on their behalf and on behalf of the shareholders within agreed terms of reference, INV’s framework of remuneration and compensation, including stock options for executive members of INV’s board of directors, the Chief Financial Officers, and the Chief Executive Officers of operating subsidiaries and designated senior management at the corporate level.  The Remuneration Committee met twice in 2003.

The charter of the Remuneration Committee is available on INV’s website at http://www.ispat.com.

Remuneration Committee Members

The Remuneration Committee consists of three directors:  Mr. Narayanan Vaghul, Ambassador Andrés Rozental and Mr. René Lopez, all of whom are independent.  The chairman of the Remuneration Committee is Ambassador Andrés Rozental.

Remuneration Principles

The Remuneration Committee’s principal responsibility in compensating executives is to encourage and reward performance that will lead to long-term enhancement of shareholder value.  None of the members of INV’s board of directors currently has entered into any contracts with INV or any of its subsidiaries that provide benefits upon termination of employment.  The Remuneration Committee reviews the remuneration of executive members of INV’s board of directors, the Chief Financial Officers, and the Chief Executive Officers of operating subsidiaries and designated senior management at the corporate level.

Nomination Committee

Charter and Meetings

INV has a Nomination Committee comprised exclusively of three independent directors.  The Nomination Committee elects its Chairman and members of the Nomination Committee are appointed and can be removed by INV’s board of directors.  The Nomination Committee met two times in 2003.

The charter of the Nomination Committee is available on INV’s website at http://www.ispat.com.

Nomination Committee Members

The Nomination Committee consists of three directors:  Narayanan Vaghul, Muni Krishna T. Reddy and Ambassador Andrés Rozental, all of whom are independent.  Ambassador Andrés Rozental is the Chairman of the Nomination Committee.

Function of the Nomination Committee

The Nomination Committee will at the request of INV’s board of directors, consider any appointment or reappointment to INV’s board of directors.  It will provide advice and recommendations to INV’s board of directors on such appointment.  The Committee is also responsible for developing, monitoring and reviewing Corporate Governance principles applicable to INV.

Employees

INV had 14,811 employees in 2003 (2002:  15,640; 2001:  16,344).

The table below sets forth the breakdown of the total year-end number of employees by geographical area for the past three years:

	2001	2002	2003
United States	7,389	6,895	6,461
Canada	2,133	2,102	1,933
Mexico	1,215	1,172	1,254
Trinidad	796	802	766
Europe	4,811	4,669	4,397
Total	16,344	15,640	14,811

In general, we have a good relationship with our employees and with the labor unions.  See “RISK FACTORS—Risk Factors Related to INV’s and LNM Holdings’ Businesses—INV or LNM Holdings could experience labor disputes that could disrupt operations.”

Share Ownership

The share ownership of our directors and senior management is 79,761 class A common shares (excluding shares owned by our controlling shareholder), being 0.06% of the total issued share capital of INV.  The number of options granted to directors and senior management in 2002 was 596,500 at an exercise price of $2.26.  No options were granted during 2001 and 2003.  These options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant.  The option term expires 10 years after the grant date.

In accordance with the new Dutch Corporate Governance Code, non-executive members of INV’s board of directors will no longer receive any share options.

MAJOR SHAREHOLDERS AND NOTIFICATION OBLIGATIONS

Major Shareholders

As at June 30, 2004, the authorized common shares of INV consisted of 500,000,000 class A common shares, par value of €0.01 per share, and 72,150,000 class B common shares, par value of €0.10 per share.  At December 31, 2003, 54,850,000 class A common shares and 72,150,000 class B common shares were issued and 49,587,492 (2002:  51,735,794) class A common shares (excluding treasury shares) and 72,150,000 (2002:  72,150,000) class B common shares were outstanding.

The preference and relative rights of the class A common shares and class B common shares are substantially identical except for disparity in voting power and conversion rights.  Holders of class A common shares are entitled to one vote per share and holders of class B common shares are entitled to 10 votes per share on all matters submitted to a vote of shareholders.  Each class B common share is convertible, at the option of the holder, into one class A common share.

The following table sets forth information as of June 30, 2004 with respect to the beneficial ownership of our class A common shares and class B common shares by each person who is known to be the beneficial owner of more than 5% of either class of shares, and all directors and senior management as a group.

	Class A Common Shares			Class B Common Shares
	Number		Percentage of Class	Number	Percentage of Class

Controlling Shareholder	26,169,500		47.71	72,150,000	100.00
Treasury Stock (1)	10,097,641	(2)	18.41	—	—
Steelhead LLC (3)	4,636,600		8.45	—	—
Other Public Shareholders	13,946,259		25.43	—	—
Total	54,850,000		100.00	72,150,000	100.00
Directors and Senior Management	79,761	(4) (5)	0.15	—	—

	Total Common Shares
	Number	Percentage of Total Common Shares

Controlling Shareholder	98,319,500	77.42
Treasury Stock (1)	10,097,641	7.95
Steelhead LLC (3)	4,636,600	3.65
Other Public Shareholders	13,946,259	10.98
Total	127,000,000	100.00
Directors and Senior Management	79,761	0.06

(1)          Represents class A common shares repurchased by INV pursuant to the previously announced share repurchase programs of INV.

(2)          Consisting of 5,300,000 class A common shares repurchased in the six months ended June 30, 2004, 2,263,000 class A common shares repurchased in fiscal year ended December 31, 2003, 139,200 class A common shares repurchased in fiscal year ended December 31, 2002, 368,000 class A common shares repurchased in fiscal year ended December 31, 2001, 242,600 class A common shares repurchased in fiscal year ended December 31, 2000, 5,358,200 class A common shares repurchased in the fiscal year ended December 31, 1998 and 1,458,960 class A common shares repurchased in the fiscal year ended December 31, 1997 and excluding 253,140 class A common shares awarded to certain senior executives of INV, 23,532, 2,117,781 and 2,081,833 class A common shares issued to Inland’s pension fund in 2003, 2002 and 2001 respectively and 91,166 class A common shares for options exercised under INV’s pension plan during 2003 and 464,867 class A common shares for options exercised during the six months ended June 30, 2004.

(3)          U.S. Securities and Exchange Commission Filing of August 16, 2004.

(4)          These 79,761 class A common shares are included in shares owned by public shareholders indicated above.

(5)          During 1998, INV awarded 198,750 common shares to certain senior management of INV in connection with INV’s initial public offering undertaken in 1997 and also awarded 54,390 common shares to certain senior executives as bonus shares in connection with INV’s stock bonus plan.

Our class A common shares may be held in registered form or bearer form, as the holder may elect.  Registered shares may consist of either shares traded on the New York Stock Exchange, which are registered in a register kept by or on behalf of INV by its New York transfer agent, or shares traded on Euronext Amsterdam, which are registered in a register kept by or on behalf of INV by its Dutch transfer agent.  Shares in registered form may be evidenced by certificates.  The bearer shares may be represented by either K-certificates, legal title to which passes by possession, or CF-certificates, which must be deposited with an authorized custodian and are transferred by means of the book-entry transfer system maintained by NECIGEF, The Netherlands Central Institute for Giro Securities (Nederlands Centraal Instituut voor Giraal Effectenverkeer).  Bearer shares will be settled through the book-entry transfer system maintained by NECIGEF and its participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear system, and Clearstream Banking, S. A.

At January 28, 2004, there were 85 U.S. record holders holding an aggregate of 27,441,745 New York Shares, representing 50% of the class A common shares outstanding.  Our knowledge of the number of New York Shares held by U.S. holders is based solely on the records of our New York transfer agent regarding registered class A common shares.

At January 28, 2004, there are 1,308,255 of the class A common shares being held in The Netherlands.  We cannot present the number of holders in The Netherlands because the shares are held as bearer shares.

The following table sets forth information, adjusted to give effect to the acquisition of LNM Holdings by INV, with respect to the beneficial ownership of our common shares by each person who is known to be the beneficial owner of more than 5% of either class of shares, and all directors and senior management as a group.

	Class A Common Shares			Class B Common Shares
	Number		Percentage of Class	Number	Percentage of Class

Controlling Shareholder	165,829,290		85.25	457,490,210	100
Treasury Stock (1)	9,389,566	(2)	4.82	—	—
Other Public Shareholders	19,290,934		9.92	—	—
Total	194,509,790		100.00	457,490,210	100
Directors and Senior Management	79,761	(3) (4)	0.04	—	—

	Total Common Shares
	Number	Percentage of Total Common Shares

Controlling Shareholder	623,319,500	95.60
Treasury Stock (1)	9,389,566	1.40
Other Public Shareholders	19,290,934	2.96
Total	652,000,000	100
Directors and Senior Management	79,761

(1)          Represents class A common shares repurchased by INV pursuant to the previously announced share repurchase programs of INV.

(2)          Consisting of 5,300,000 class A common shares repurchased in the six months ended June 30, 2004, 2,263,000 class A common shares repurchased in fiscal year ended December 31, 2003, 139,200 class A common shares repurchased in fiscal year ended December 31, 2002, 368,000 class A common shares repurchased in fiscal year ended December 31, 2001, 242,600 class A common shares repurchased in fiscal year ended December 31, 2000, 5,358,200 class A common shares repurchased in the fiscal year ended December 31, 1998 and 1,458,960 class A common shares repurchased in the fiscal year ended December 31, 1997 and excluding 253,140 class A common shares awarded to certain senior executives of INV, 23,532, 2,117,781 and 2,081,833 class A common shares issued to Inland’s pension fund in 2003, 2002 and 2001 respectively and 91,166 class A common shares for options exercised under INV’s pension plan during 2003 and excluding 1,172,942 class A common shares for options exercised between December 31, 2003 and October 25, 2004.

(3)          These 79,761 class A common shares are included in shares owned by public shareholders indicated above.

(4)          During 1998, INV awarded 198,750 common shares to certain senior management of INV in connection with INV’s initial public offering undertaken in 1997 and also awarded 54,390 common shares to certain senior executives as bonus shares in connection with INV’s stock bonus plan.

Notification Obligations

Holders of INV common shares may be subject to notification obligations under the Dutch Act on Disclosure of Holdings in Listed Companies 1996 (Wet Melding Zeggenschap in ter beurze genoteerde vennootschappen 1996), as amended (the “Disclosure Act”), and the Dutch Act on the Supervision of the Securities Trade 1995 (Wet toezicht effectenverkeer 1995), as amended (the “Dutch Securities Act”).  The following description summarizes those obligations.  Shareholders of INV are advised to consult with their own legal advisers to determine whether the notification obligations apply to them.

Pursuant to the Disclosure Act, any person who, directly or indirectly, acquires or disposes of an interest in INV’s share capital or voting rights must immediately give written notice to INV and, by means of a standard form, the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) if, as a result of such acquisition or disposal, the percentage of INV’s capital interest or voting rights held by such person falls within a different percentage range as compared with the percentage range applicable to the capital interest or voting rights held by such person prior to the acquisition or disposal.  The percentage ranges referred to in the Disclosure Act are 0-5%, 5-10%, 10-25%, 25-50%, 50-66 2/3% and 66 2/3% or more.

On July 3, 2003, a draft bill to amend the Disclosure Act was submitted to the Second Chamber of the Dutch Parliament.  According to the Explanatory Notes to the proposed bill, it is anticipated that the following percentage ranges will be introduced:  0% to less than 5%, 5% to less than 10%, 10% to less than 15%, 15% to less than 20%, 20% to less than 25%, and 25% or more.  Under the proposed bill, above 25%, all direct or indirect transactions in a company’s share capital or voting rights must be reported.

Upon notification, the Netherlands Authority for the Financial Markets shall arrange for publication of the notification in a newspaper distributed throughout the member state or states of the European Economic Area in which INV is officially listed on the relevant stock exchange.

For the purpose of calculating the percentage of capital interest or voting rights, the following interests must be taken into account:  (i) common shares that are directly held (or acquired or disposed of) by any person, (ii) common shares that are held (or acquired or disposed of) by such person’s subsidiaries or by a third party for such person’s account or by a third party with whom such person has concluded an oral or written voting agreement and (iii) common shares that such person, or any subsidiary or third party referred to above, may acquire pursuant to any option or other right held by such person (or acquired or disposed of).  Special rules apply to the attribution of common shares that are part of the property of a partnership or other community of property.  A holder of a pledge or right of usufruct in respect of common shares can also be subject to a notification obligation if such person has, or can acquire, the right to vote on the common shares.  If a pledgor or usufructuary as holder of the common shares retains such voting rights, this may trigger notification obligations for such holder.

The Disclosure Act requires the members of INV’s board of directors to give written notification of the capital interest and controlling interest held by them with regard to INV and with regard to affiliated companies of INV.  The directors must notify the number of shares they hold and voting rights they have and all changes thereto.  The Disclosure Act defines an affiliated company as a company:  (i) belonging to the same group as INV or in which INV has a participating interest as defined in Article 2:24 (c) of the Dutch Civil Code, if its most recently established turnover amounts to at least 10% of the consolidated turnover of INV, or (ii) providing, directly or indirectly, at least 25% of the capital of INV.

On the basis of the notifications received by INV under the Disclosure Act, members of INV’s board of directors have the following interest in INV securities.  All option rights are option rights on INV class A common shares.

Name	Date of Notification	Number

Lakshmi N. Mittal	September 1, 2002	26,130,000 class A common shares 72,150,000 class B common shares 240,000 options

Aditya Mittal	September 1, 2002	19,500 class A common shares 40,000 options

Malay Mukherjee	September 1, 2002	14,500 class A common shares 130,000 options

Ambassador Andrés Rozental	September 1, 2002 July 19, 2004	10,000 options 5,000 options

Fernando Ruiz Sahagun	September 1, 2002 July 19, 2004	10,000 options 5,000 options

Narayanan Vaghul	September 1, 2002 July 19, 2004	10,000 options 5,000 options

On July 19, 2004, we notified the Netherlands Authority for the Financial Markets that 5,000 options had been granted to each of Ambassador Andrés Rozental, Mr. Fernando Ruiz and Mr. Narayanan Vaghul.  These options were granted on June 1, 2000, but were not reported to the Netherlands Authority for the Financial Markets on September 1, 2002, the date on which the notification obligations for directors came into force.

In addition, pursuant to the Dutch Securities Act, and a decree based thereon, a shareholder who directly or indirectly holds a capital interest of more than 25% in INV must, by means of a standard form, within 10 days after the month in which the transaction occurs, notify the Netherlands Authority for the Financial Markets of such transaction in the common shares issued by INV.  If that shareholder is a legal entity and not an individual, the obligations under the Dutch Securities Act also apply to its members of the board of directors and members of its supervisory board.  In addition, these obligations apply to the following persons related to such 25% shareholder (if the 25% shareholder is not a legal entity):  (i) spouses, (ii) relations by blood or affinity to the first degree and other persons who share a household with these persons, and (iii) by blood or affinity to the first degree who do not share a household with these persons but hold a capital interest of at least 5% or will obtain this percentage through the transaction.  The Netherlands Authority for the Financial Markets keeps a public register of all notifications made pursuant to the Disclosure Act and the Dutch Securities Act and publishes any notification received by it.

Non-compliance with the reporting obligations under the Disclosure Act or the Dutch Securities Act could lead to criminal fines, administrative fines, imprisonment or other sanctions.  In addition, non-compliance with the reporting obligations under the Disclosure Act may lead to civil sanctions, including suspension of the voting rights relating to the common shares held by the offender for a period of not more than three years and a prohibition on the acquisition by the offender of the common shares or the voting on the common shares for a period of not more than five years.

Voting Rights

As of June 30, 2004, our controlling shareholder owned directly and through a holding company 26,169,500 INV class A common shares (57.57% of the issued and outstanding class (save for class A common shares held in treasury)) and 72,150,000 INV class B common shares (100% of the issued and outstanding class), representing 97.485% of the voting interest in INV.  The controlling shareholder, by virtue of its indirect ownership of INV class B common shares, indirectly has the right to make binding nominations for the appointment of all members of INV’s board of directors and to determine the outcome of any action requiring shareholder approval.  In addition, the controlling shareholder will have the ability, by virtue of its indirect ownership of INV class B common shares, to prevent or cause a change in control of INV and its subsidiaries.

Conversion:  Restriction on Transfers

Under INV’s Articles of Association, each class B common share is convertible at any time and from time to time at the option of the holder thereof into one class A common share.  However, the conversion of a class B common share into a class A common share is a reduction of the issued share capital of INV under the laws of The Netherlands and requires approval by the shareholders.  In addition, the conversion of a class B common share into a class A common share will result in a reduction of the votes of the holder from 10 to one.  The class A common shares have no conversion rights.

The controlling shareholder and INV have entered into a shareholder and registration rights agreement (the “Shareholder’s Agreement”).  Pursuant to the Shareholder’s Agreement, no person holding record or beneficial ownership of class B common shares may transfer (as defined in the Shareholder’s Agreement) such class B common shares, except to a permitted transferee (a “Permitted Transferee”).  A purported transfer of class B common shares other than pursuant to the Shareholder’s Agreement will be null and void.  A Permitted Transferee means:  (i) Mr. Lakshmi N. Mittal; (ii) his parents, spouse, children (natural or adopted), grandchildren or other issues; (iii) trusts the primary beneficiaries of which are any of the foregoing persons or any charitable organization designated by any of them, which trusts are controlled, directly or indirectly, by any of the persons under clause (i), (ii) or (v); (iv) corporations, partnerships, limited liability companies and other persons if at least 80% of the economic interest in any such person is owned by any of the persons under clause (i) and (ii) or any charitable organization designated by any of them; and (v) in the case of any person in clause (i) and (ii), the heirs, executors, administrators or personal representatives upon the death of such person or upon the incompetence or disability of such person for the purposes of the protection and management of such individual’s assets.  The Shareholder’s Agreement further provides that if at any time a record or beneficial holder of class B common shares ceases to be a Permitted Transferee, such holder (i) will not be entitled to exercise the voting rights attached to such class B common shares and (ii) will notify INV’s board of directors that it is no longer a Permitted Transferee, which notification shall be deemed to be a request to convert such class B common shares into class A common shares.  Notwithstanding the foregoing, if at any time a holder of class B common shares enters into a contract to transfer to a person that is not a Permitted Transferee (a “Non-Permitted Transferee”) a number of class A common shares equivalent to that which would result from the conversion of all or a portion of such holder’s class B common shares and thereafter such conversion is opposed by creditors of INV in accordance with applicable Dutch law, which opposition has not been finally determined within six months after the commencement thereof, such holder shall be free to transfer its class B common shares to such Non-Permitted Transferee.  By its terms, the Shareholder’s Agreement may not be amended, other than for manifest error, except by approval of a majority of the class A common shareholders (other than the controlling shareholder and Permitted Transferees) at a general shareholders meeting.

In addition, according to the terms of the Shareholder’s Agreement, each of LNM Holdings, Mr. Lakshmi N. Mittal and any Permitted Transferee will not permit or cause INV to issue any additional INV class B common shares other than to LNM Holdings, Mr. Lakshmi N. Mittal or any Permitted Transferee.  Any additional INV class B common shares issued by INV will be subject to the terms of this Shareholder’s Agreement.

Related Party Transactions

As of the date of this prospectus, the controlling shareholders of INV can effect the appointment of the members of INV’s board of directors and determine the outcome of any action requiring shareholder approval.  In addition, the controlling shareholder has the ability to prevent or cause a change in control of INV.

We engage in certain commercial and financial transactions with companies that are wholly owned or controlled, directly or indirectly, by our controlling shareholder.  See Note 6 to our Consolidated Financial Statements.

INV declares that, to the best of its knowledge, no member of INV’s board of directors has an interest with regard to the transactions effected by INV that are unusual as to their nature and to their terms and conditions in the course of the last and current financial year.

In addition, except for the transactions outlined below, INV declares that, to the best of its knowledge, between members of INV’s board of directors on the one hand, including (i) legal entities or businesses in which they, directly or indirectly, hold 5% or more of the shares or interest and (ii) their close family members, and INV on the other hand, no transactions or agreements (excluding employment agreements) exist that involve €60,000 or more.

•                  LNM Holdings, Ispat Karmet and P.T. Ispat Indo, indirectly wholly owned subsidiaries of the controlling shareholder, have entered into management services agreements with INV pursuant to which LNM Holdings, Ispat Karmet and P.T. Ispat Indo pay fees to INV as compensation for management as and when services are rendered by INV.  For the year ended December 31, 2003, INV received $8 million pursuant to such arrangement (2002:  $5 million).

•                  INV and LNM Holdings completed an agreement effective June 17, 2002 under which INV, through its subsidiaries, will provide management and support services to LNM Holdings and its subsidiaries.  These services will be offset against an advance payment of $30 million over the next several years.  The amount outstanding as at December 31, 2003 against this advance was $25 million (2002:  $30 million).

•                  Loans are payable to Richmond Holdings and are denominated in U.S. dollars.  The interest rates on these loans are three months LIBOR plus 300 basis points (4.15% at December 31, 2003).

DESCRIPTION OF INV’S COMMON SHARES

INV was incorporated under the laws of The Netherlands on May 27, 1997 and has its statutory seat in Rotterdam.  The Articles of Association were last amended on June 2, 2004.  We are proposing to amend these Articles of Association at the extraordinary meeting.  Among the provisions included in the amendments is a proposed increase in our authorized share capital.

The following description of our share capital does not purport to be complete and is qualified in its entirety by reference to, and should be read in conjunction with, the full text of INV’s Articles of Association as these will read after the resolutions of the extraordinary meeting have been passed as proposed and the execution of the deed of amendment of the Articles of Association or the laws of The Netherlands, as the case may be.  The full text of our Articles of Association, including the proposed amendments, is incorporated in the prospectus by reference and is available, in Dutch and English, at INV’s offices and the addresses referred to in “WHERE YOU CAN FIND MORE INFORMATION ABOUT INV.”

Share Capital

The authorized share capital of INV is €12,215,000, consisting of 500,000,000 class A common shares, par value of €0.01 per share, and 72,150,000 class B common shares, par value of €0.10 per share.  As at October 25, 2004, there were 54,850,000 INV class A common shares and 72,150,000 INV class B common shares in issue, of which 9,389,566 class A common shares were held in treasury.

Assuming the proposed amendments of the Articles of Association are passed by our shareholders at the extraordinary meeting, the share capital of INV, following such amendment, will be €122,150,000, divided into 5,000,000,000 INV class A common shares and 721,500,000 INV class B common shares.  In connection with the acquisition, 139,659,790 INV class A common shares and 385,340,210 INV class B common shares will be issued.  The rights of the holders of INV class A common shares and the INV class B common shares are and will be substantially identical in all respects, except for disparity in voting power and conversion rights.  Upon the conversion of each INV class B common share into one INV class A common share, the number of authorized class B common shares will be reduced by one and the number of authorized class A common shares will be increased by ten.  Furthermore, upon such conversion, an amount of €0.09 per INV class B common share so converted shall be added to a special share premium reserve.

Following a resolution of a shareholders meeting held on December 21, 2001, INV’s Articles of Association were amended on December 31, 2001 and the nominal value of the share capital of the company was re-denominated from Dutch guilders into euro.  The nominal value of each class A common share was re-denominated from NLG 0.01 to €0.01 and the nominal value of each class B common share was re-denominated from NLG 0.10 to €0.10.  The increase in the nominal value of the class A common shares and the class B common shares was paid up by charging €299,601.56 and €3,940,975.74 respectively, to the share premium reserve.  Following the re-denomination, the issued share capital of INV was €7,763,500 made up of 54,850,000 class A common shares of €0.01 each and 72,150,000 class B common shares of €0.10 each.

Corporate Purpose

Under the Articles of Association, the objects and purposes of INV are the following:

•                  to participate in, take an interest in any other way in, and conduct the management of business enterprises;

•                  to finance, provide security for or undertake the obligations of third parties; and

•                  to conduct all activities which are incidental to or which may be conducive to any of the foregoing.

Dividends

INV’s board of directors may reserve a portion of INV’s annual profits.  The portion of INV’s annual profits that remains unreserved shall be distributed to shareholders of INV pro rata based on the number of common shares held by each shareholder, without regard to the class or par value of such common shares.  INV’s board of directors may resolve that INV make distributions out of its general share premium account or out of any other reserves available for distributions under the laws of The Netherlands, not being a legal reserve or the special share premium reserve that INV is required to maintain pursuant to Article 36.1 of its Articles of Association (the “Special Reserve”).  INV may declare dividends in the form of common shares as well as in cash.  INV’s board of directors may also decide that INV pay interim dividends.  INV may only declare distributions, including interim dividends, insofar as its shareholders’ equity exceeds the sum of its paid up issued share capital and certain reserves that are required to be maintained by the laws of The Netherlands or INV’s Articles of Association (including the Special Reserve).  Distributions that have not been claimed within five years and two days after the date on which they became due and payable revert to INV.

All calculations to determine the amounts available for dividends will be based on INV’s statutory accounts, which will, as a holding company, be different from its consolidated accounts.  Because INV is a holding company and has no operations of its own, it is dependent on dividends or other advances from its operating subsidiaries to fund any dividends.  See “RISK FACTORS—Risk Factors Related to INV’s and LNM Holdings’ Businesses—Because INV and LNM Holdings are holding companies with no revenue-generating operations, both INV and LNM Holdings depend on cash flows and subsidiaries’ earnings, which may not be sufficient to meet future needs.”

The holders of INV class A common shares and INV class B common shares are entitled to receive pro rata such distributions, if any, as may be declared by INV’s board of directors out of funds legally available for distribution.  Kas Bank N.V. is the paying agent for dividends payable on INV common shares in The Netherlands, and the Bank of New York is the paying agent for dividends payable on INV common shares in the United States.

Shareholder Meetings and Voting Rights

Each shareholder of INV has the right to attend general meetings of shareholders, either in person or by proxy, to address shareholder meetings and to exercise voting rights, subject to the provisions of INV’s Articles of Association.  An annual general meeting of shareholders will be held within six months after the end of each financial year in The Netherlands, in Amsterdam, Haarlemmermeer (Schiphol Airport), The Hague or Rotterdam.  Extraordinary general meetings of shareholders may be held as often as INV’s board of directors deems necessary.  In addition, one or more shareholders and other persons entitled to attend such meetings jointly representing at least 10% of the total outstanding share capital may request that a general meeting of shareholders be convened.

INV will give notice of each meeting of shareholders by notice published by advertisement, which shall be published in at least one national daily newspaper distributed throughout The Netherlands and in the Official Price List (Officiële Prijscourant) of Euronext Amsterdam N.V. and, if required, elsewhere.  In addition, holders of registered shares shall be notified by letter that the meeting is being convened.  Such notices will be given no later than on the 15th day prior to the day of the meeting and will include, or be accompanied by, an agenda (or state where such agenda may be obtained) identifying the business to be considered at the meeting.

Each INV class A common share entitles its holder to one vote and each INV class B common share entitles its holder to 10 votes on each matter to be voted upon by shareholders.  Shareholders will vote as a single class on all matters submitted to a vote of the general meeting of shareholders, including, without limitation, the appointment of members of INV’s board of directors and any proposed amendment of INV’s Articles of Association.  The holders of INV class B common shares have the right to make a binding nomination for the appointment of a member of INV’s board of directors.  The general meeting of shareholders may at all times resolve by a resolution passed by an absolute majority of the votes cast at the meeting and representing at least one third of the issued share capital to overrule such binding nomination.  Class B and C directors will be elected to serve one-year terms, whereas INV class A directors are appointed for a period of four years.  Unless otherwise required by INV’s Articles of Association or the laws of The Netherlands, resolutions of the general meeting of shareholders will be validly adopted by a simple majority of the votes cast.  Except in limited circumstances provided for in

INV’s Articles of Association or under the laws of The Netherlands, there is no quorum requirement for the valid adoption of shareholder resolutions.

Liquidation Rights

In the event of the dissolution and liquidation of INV, holders of INV common shares are entitled to receive all of the assets of INV available for distribution after payment of all liabilities pro rata to the number of common shares held by each such shareholder irrespective of the par value of the common shares held by such holders.  As a holding company, INV’s sole material assets are the capital stock of its operating subsidiaries.  Therefore, in the event of dissolution or liquidation, INV will either distribute the capital stock of the operating subsidiaries or sell such stock and distribute the net proceeds thereof, after satisfying its liabilities.  During liquidation, INV’s Articles of Association will, to the extent possible, remain in full force an effect.

Pre-Emptive Rights

Unless limited or excluded by INV’s shareholders or board of directors as described below, holders of each class of common shares have a pro rata pre-emptive right to subscribe for any newly issued common shares of such class, except for common shares issued for consideration other than cash or issued to INV employees or employees of any of its operating subsidiaries.  By a resolution passed on May 5, 2004, the shareholders delegated authority to INV’s board of directors to limit or exclude pre-emptive rights to INV class A common shares for a period of five years (the maximum permitted by the laws of The Netherlands).  At the extraordinary meeting, it is proposed that shareholders renew this authority for members of INV’s board of directors to limit or exclude pre-emptive rights relating to issues of class A common shares for a period of five years.

Issue of Common Shares

Shareholders, upon a proposal by INV’s board of directors, have the power to resolve upon the issue of additional common shares by INV and the terms and conditions of such issue.  By a resolution passed on May 5, 2004, the shareholders delegated authority to INV’s board of directors to issue additional class A common shares with respect to all unissued class A common shares into which the authorized share capital is divided at the time the resolution to issue common shares is taken by INV’s board of directors, for a period of five years (the maximum permitted by the laws of The Netherlands).

At the extraordinary meeting, it is proposed that shareholders delegate authority to INV’s board of directors, for a period of five years, to issue (i) class A common shares with respect to all unissued class A common shares into which the authorized share capital is divided at the time the resolution to issue common shares is taken by INV’s board of directors and (ii) such number of class B common shares to be issued pursuant to the acquisition agreement.

Purchase of Own Common Shares

INV may acquire its own common shares, subject to certain provisions of the laws of The Netherlands and of its Articles of Association, if and insofar as:

•                  shareholders’ equity, less the amount to be paid for the common shares to be acquired is not less than the sum of INV’s issued share capital plus any reserves required to be maintained by the laws of The Netherlands or INV’s Articles of Association; and

•                  INV and its subsidiaries would thereafter not hold, or hold as pledgee, common shares with an aggregate par value exceeding one-tenth of INV’s issued share capital.

Purchases by INV of its common shares may be effected by INV’s board of directors only if the shareholders have authorized INV’s board of directors to effect such repurchases and such authorization has been granted within 18 months (the maximum permitted by the laws of The Netherlands) prior to the date of purchase.  By a resolution dated May 5, 2004, the shareholders of INV granted authority to INV’s board of directors to repurchase class A common shares for a period of 18 months effective from the date of that resolution until November 4, 2005.  At the extraordinary meeting, it is proposed that shareholders grant the authority to INV’s board of directors to repurchase INV class A common shares and class B common shares for a period of 18 months effective from the date of the extraordinary meeting until June 14, 2006.

Reduction of Share Capital

The shareholders of INV may reduce the issued share capital of INV by cancellation of common shares held by INV, all common shares of a specific class or by reducing the par value of common shares, subject to certain statutory provisions.  A resolution to reduce the issued share capital requires the approval of at least a majority of the votes cast and, if less than half of the issued share capital is represented at the meeting at which the vote is taken, the approval of at least two-thirds of the votes cast.  In addition, the prior or simultaneous approval of each group of holders of the class of common shares to which the capital reduction relates is required.  INV is required to file any resolution of shareholders reducing its share capital with the trade register of the Chamber of Commerce and Industry in the district in which it has its corporate seat and to publish the filing in a national daily newspaper.  During the two-month period after the filing is made, creditors of INV may oppose such reduction of share capital.

Board of Directors

 INV’s board of directors is made up of five or more class A, class B and class C directors (and must be composed at all times of one class A director and at least two class C directors).  The members of INV’s board of directors are appointed by the general meeting of shareholders.  Class A directors are appointed for a period of four years starting on the day after the annual general meeting of shareholders at which they were appointed and ending on the day of the annual general meeting of the shareholders held in the fourth year after their appointment.  Class B and class C directors are appointed for a period of one year starting on the day after the annual general meeting of shareholders on which they were appointed and ending on the day of the annual general meeting of shareholders held the next year.  When a member of INV’s board of directors is to be appointed, the meeting of holders of class B common shares may make a binding nomination.  The general meeting of shareholders may overrule a binding nomination by a resolution passed by an absolute majority of votes cast representing at least one third of the issued share capital of INV.  If such a resolution is passed by an absolute majority of votes cast but that majority does not represent at least one third of the issued share capital of INV, a new meeting may be convened at which a resolution passed by an absolute majority of votes cast will be sufficient to cancel the binding nature of the nomination.

A member of INV’s board of directors may be suspended or dismissed by the general meeting of shareholders by a resolution passed by at least a two-thirds majority of votes cast representing more than half of the issued share capital of INV.  If the proposal for suspension or dismissal is made by the holder of a majority of the class B common shares, it is sufficient if the resolution is passed by a simple majority of votes cast.

INV’s board of directors acting together, and each class A director acting alone, has the authority to represent INV.  Two class B directors acting jointly, and a class C director acting jointly with either two class B directors or a class A director, also have the authority to represent INV.

Amendment of INV’s Articles of Association

The Articles of Association may be amended by resolution of the shareholders upon proposal by INV’s board of directors.  The resolution of the shareholders to amend the Articles of Association shall require the prior or simultaneous approval of each group of holders of shares of the class whose rights are prejudiced by the amendment of the Articles of Association.

Annual Accounts

Each year, INV’s board of directors must prepare annual accounts within five months after the end of INV’s financial year, unless the shareholders have approved an extension of this period for up to six additional months due to certain special circumstances recognized as such under the laws of The Netherlands.

TAX CONSIDERATIONS

Dutch Tax Considerations

The following is a summary of certain Netherlands tax consequences of the acquisition, holding and disposal of INV common shares.  This summary does not purport to describe all possible tax considerations or consequences that may be relevant to a holder or prospective holder of INV common shares.  In view of its general nature, it should be treated with corresponding caution.  Each holder or prospective holder of INV common shares should consult with a tax adviser with regard to the tax consequences of its investment in INV common shares.

Except as otherwise indicated, this summary only addresses The Netherlands tax legislation, as in effect and in force at the date hereof, as interpreted in published case law, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect.

Withholding tax

Dividends distributed by INV generally are subject to a withholding tax imposed by The Netherlands at a rate of 25%.  The expression “dividends distributed” includes, among other things:

•                  distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Netherlands’ dividend withholding tax purposes;

•                  liquidation proceeds, proceeds of redemption of shares or consideration for the repurchase of shares by INV, or one of its subsidiaries, to the extent such proceeds or consideration exceeds the average paid-in capital recognized on these shares for Netherlands’ dividend withholding tax purposes;

•                  the par value of shares issued to a holder of shares or an increase of the par value of shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Netherlands’ dividend withholding tax purposes, has been made or will be made; and

•                  partial repayment of paid-in capital, recognized for Netherlands’ dividend withholding tax purposes, if and to the extent that INV has net profits (zuivere winst), unless the general meeting of shareholders has resolved in advance to make such repayment and provided that the par value of the shares concerned has been reduced by an equal amount by way of an amendment of the articles of association.

Please note that the acquisition by INV of LNM Holdings common shares in exchange of INV common shares will result in paid-in capital not recognized for The Netherlands’ dividend withholding tax purposes, the repayment of which will be subject to dividend withholding tax.  Under certain conditions, non-recognition may be mitigated by requesting The Netherlands’ tax revenue to recognize this paid-in capital for The Netherlands’ dividend withholding tax purposes.

If a holder of shares is resident in a country other than The Netherlands and if a double taxation convention is in effect between The Netherlands and such other country, such holder of shares may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from, or refund of, Netherlands’ dividend withholding tax.  As a result of the acquisition by INV of LNM Holdings common shares in exchange for INV common shares, current holders of INV common shares will experience a reduction in their percentage ownership interest relative to their percentage ownership interest prior to the acquisition.  Consequently, the acquisition may influence the eligibility for full or partial exemption from, or refund of, Netherlands’ dividend withholding tax.

Individuals and corporate entities who are resident or deemed to be resident in The Netherlands for Dutch tax purposes (“Dutch resident individuals” and “Dutch resident entities”) can generally credit the withholding tax against their income tax or corporate income tax liability.  Dutch resident entities may be eligible for a full exemption from Dutch dividend withholding tax if the Dutch participation exemption applies on their shares in INV.

Pursuant to legislation to counteract “dividend stripping,” a reduction, exemption, credit or refund of dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner.  This legislation generally targets situations, commonly referred to as “dividend stripping,” in which a shareholder retains its economic interest in shares, but reduces the withholding tax cost on dividends by a transaction with another party.  It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place.  However, the Dutch state secretary of Finance published its view that the rules should not be applicable to such an unsuspecting recipient who purchased the shares on the stock exchange.  Furthermore, the state secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention.

In general, upon making a distribution to shareholders, INV is required to remit all amounts withheld as Dutch dividend withholding tax to the tax authorities.  However, under certain circumstances INV may be allowed to reduce the amount of Dutch dividend withholding tax that is required to be remitted to the Dutch tax authorities by the lesser of:

•                  3% of the portion of the gross amount of the dividend paid by INV that is subject to Dutch dividend withholding tax; and

•                  3% of the gross amount of the dividends and profit distributions received by INV from qualifying non-Netherlands subsidiaries in the current calendar year (up to the date of the distribution) and the two preceding calendar years, to the extent that these dividends and profit distributions have not yet been taken into account for the purposes of establishing the foregoing reduction.

Although this credit reduces the amount of dividend withholding tax that INV is required to pay to the Dutch authorities, it does not reduce the amount of tax INV is required to withhold from dividends.  In these circumstances, to the extent that INV is not required to remit the amount withheld as Dutch dividend withholding tax to the Dutch tax authorities, the withholding tax may not qualify as a creditable tax for foreign tax credit purposes.

Taxes on Income and Capital Gains

Dutch Resident Individuals

As a general rule, Dutch resident individuals will be taxed annually on a deemed income of 4% of their net investment assets at an income tax rate of 30%.  The net investment assets for the year are the average of the investment assets less the attributable liabilities at the beginning and at the end of the relevant year.  The value of the INV common shares is included in the calculation of the net investment assets.  A tax-free allowance for the first €19,252 (€38,504 for partners (statutorily defined term)) of the net investment assets may be available.  Actual benefits derived from the INV common shares, including any capital gains realized upon the disposal thereof, are not as such subject to Dutch income tax.

However, if the INV common shares are attributable to an enterprise from which a Dutch resident individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth of such enterprise without being a shareholder, any benefit derived or deemed to be derived from the INV common shares, including any capital gain realized on the disposal or exercise thereof, are generally subject to income tax at a progressive rate with a maximum of 52%.  Subject to the same progressive rate are benefits derived from the INV common shares in case a Dutch resident individual carries out activities that exceed regular portfolio asset management.

Furthermore, if a Dutch resident individual has an actual or deemed substantial interest in INV, any benefit derived or deemed to be derived from the INV common shares, including any capital gains realized on the disposal or exercise thereof, are subject to income tax at a rate of 25%.  Please see below for the further clarification of the term “substantial interest.”

Dutch Resident Entities

Any benefit derived or deemed to be derived from the INV common shares held by Dutch resident entities, including any capital gains realized on the disposal or exercise thereof, is generally subject to corporate income tax at a rate of 34.5%, unless the participation exemption is applicable.  (In the recently published Tax Bill 2005, it has been proposed to decrease the corporate income tax rate to 31.5 % as from January 1, 2005, to 30.5 % as from January 1, 2006 and to 30% as from January 1, 2007.)  Under the participation exemption Dutch resident companies are exempt from corporate income tax with respect to dividends and capital gains (and losses) derived from or realized on the disposal of a qualifying shareholding.  Generally, the participation exemption applies if a Dutch resident entity holds an interest of at least 5% in the issued and paid up share capital of INV.

A Netherlands qualifying pension fund is not subject to corporate income tax with respect to any benefits derived from the INV common shares (except to the extent it generates benefits from activities that are considered not to be directly related with certain qualifying pension arrangements).  A qualifying Netherlands resident investment fund (fiscale beleggingsinstelling) is subject to corporate income tax at a special rate of 0%.

Non-Resident Holders

A holder of INV common shares will not be subject to Dutch taxes on income or capital gains for any payment under the INV common shares or in respect of any gain realized on the disposal or deemed disposal of the INV common shares, provided that:

•                  such holder is neither resident nor deemed to be resident of The Netherlands nor, if such holder is an individual, has made an election for the application of the rules of the Dutch income tax act 2001 as they apply to residents of The Netherlands;

•                  such holder does not have, or is not deemed to have, an enterprise or an interest in an enterprise which is, in whole or in part, effectively managed in The Netherlands and/or carried on through a permanent establishment, a deemed permanent establishment, or a permanent representative in The Netherlands and to which enterprise or part of an enterprise the INV common shares are attributable;

•                  such holder does not carry out any activities in The Netherlands that exceed regular asset management to which the INV common shares are attributable;

•                  such holder, individuals relating to such holder and certain of their relatives by blood or marriage in the direct line (including foster children) do not have a substantial interest or deemed substantial interest in INV or, if such holder does have such an interest, such interest forms part of its business assets.

Generally, a (resident or non-resident) holder of shares will have a substantial interest if he, his partner, certain other relatives (including foster children) or certain persons sharing his household, alone or together, directly or indirectly:

•                  hold shares representing 5% or more of INV’s total issued and outstanding capital (or the issued and outstanding capital of any class of shares);

•                  hold or have rights to acquire shares, whether or not already issued, that represent at any time (and from time to time) 5% or more of INV’s total issued and outstanding capital (or the issued and outstanding capital of any class of shares); or

•                  hold or have the ownership of certain profit participating rights that relate to 5% or more of INV’s annual profit and/or to 5% or more of INV’s liquidation proceeds.

A deemed substantial interest arises if a substantial interest (or part thereof) has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.  As a result of the acquisition by INV of LNM Holdings common shares in exchange for INV common shares, current holders of INV common shares will experience a reduction in their percentage ownership interest relative to their percentage ownership interest prior to the acquisition.  A reduction in a percentage ownership interest of 5% or more to a percentage ownership interest of less than 5%, will be considered a deemed disposal of INV common shares, but may upon request be considered a deemed disposal on non-recognition basis.  The INV common shares will then form a deemed substantial interest.

Gift, Estate and Inheritance Tax

Dutch Residents

Gift, estate and inheritance taxes will arise in The Netherlands with respect to an acquisition of INV common shares by way of a gift by, or on the death of, a holder of INV common shares who is resident or deemed to be resident in The Netherlands at the time of the gift or his death.

Non-Residents

No Netherlands gift, estate or inheritance taxes will arise on the transfer of INV common shares by way of gift by, or on the death of, a holder of INV common shares who is neither resident nor deemed to be resident in The Netherlands, unless:

•                  such holder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, effectively managed in The Netherlands and/or carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise the INV common shares are or were attributable; or

•                  in the case of a gift of INV common shares by an individual who at the date of the gift was neither resident nor deemed to be resident in The Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in The Netherlands.

For purposes of Netherlands gift, estate and inheritance taxes, amongst others, a person that holds The Netherlands nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the 10 years preceding the date of the gift or his death.  Additionally, for purposes of Netherlands gift tax, amongst others, a person not holding The Netherlands nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the 12 months preceding the date of the gift.  Applicable tax treaties may override deemed residency.

Other Taxes and Duties

No Dutch registration tax, customs duty, transfer tax, stamp duty or any other similar documentary tax or duty other than court fees, will be payable by a holder of INV common shares in respect of or in connection with issuance, grant, exercise or disposal of INV common shares or with respect of any payment of dividends by INV thereon.

U.S. Tax Considerations

The following discussion is a summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of INV common shares that are generally applicable to U.S. Holders (as defined below) that hold their INV common shares as capital assets (generally, for investment purposes).  This summary does not purport to address all the material tax consequences that may be relevant to the holders of INV common shares, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities, investors liable for U.S. alternative minimum tax, investors that own or are treated as owning 10% or more of INV’s voting shares, investors that hold INV common shares as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, and investors whose functional currency is not the U.S. dollar) may be subject to special tax rules.  This summary is based on the federal tax laws and regulations of the United States, judicial decisions, published rulings and administrative pronouncements, all as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect), and/or to differing interpretations.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of INV common shares that is, for U.S. federal income tax purposes:

•                  a citizen or individual resident of the United States;

•                  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•                  an estate the income of which is subject to U.S. federal income tax without regard to its source; or

•                  a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

The U.S. federal income tax consequences of a partner in a partnership holding INV common shares generally will depend on the status of the partner and the activities of the partnership.  Partners in a partnership holding INV common shares should consult their own tax advisors.

This summary does not address any aspects of U.S. federal tax law other than income taxation or any state and local or non-U.S. tax considerations that may be applicable to investors.  Additionally, this summary does not apply to an investor that is not a U.S. Holder or that holds INV common shares other than as a capital asset.  Investors are urged to consult their tax advisors regarding the U.S. federal, state and local and other tax consequences of acquiring, owning and disposing of INV common shares.

The discussion below is intended for general information only and does not constitute a complete analysis of all U.S. federal income tax consequences relating to the acquisition, ownership and disposition of INV common shares.  Investors in INV common shares should consult their own tax advisors concerning the tax consequences of their particular situations.

Taxation of Dividends

Subject to the passive foreign investment company rules discussed below, under U.S. federal income tax law, the gross amount of any distribution made by us in respect of INV common shares (including the amount of any applicable withholding tax in The Netherlands) will constitute a taxable dividend to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  The U.S. dollar amount of such a dividend generally will be included in the gross income of a U.S. Holder and generally will be treated as derived from sources outside the United States for U.S. foreign tax credit purposes.  Dividends paid by us will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Subject to certain exceptions for short-term and hedged positions, and provided that we are not a passive foreign investment company (as discussed below), dividends received by certain U.S. Holders (including individuals) prior to January 1, 2009 with respect to the INV common shares will be subject to U.S. federal income taxation at a maximum rate of 15%.  Investors should be aware that the U.S. Treasury Department has announced its intention to promulgate rules in proposed form pursuant to which shareholders (and intermediaries) will be permitted to rely on certifications from issuers to establish that dividends qualify for the reduced rate of U.S. federal income taxation.  Because proposed certification procedures have not yet been issued and certification procedures are not expected to be issued in final form for some time, we are not certain that we will be able to comply with them.  U.S. Holders of INV common shares should consult their own tax advisors regarding the availability of the reduced rate of U.S. federal income tax on dividends in the light of their own particular circumstances.

To the extent, if any, that the amount of any distribution received by a U.S. Holder in respect of INV common shares exceeds our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, the distribution first will be treated as a tax-free return of the U.S. Holder’s adjusted tax basis in those INV common shares, and thereafter as U.S. source capital gain.  Distributions of additional INV common shares that are made to U.S. Holders with respect to their INV common shares and that are part of a pro rata distribution to all the Company’s shareholders generally will not be subject to U.S. federal income tax.

Subject to the limitations and conditions provided in the Code, a U.S. Holder of INV common shares may deduct from its U.S. federal taxable income, or claim as a credit against its U.S. federal income tax liability, the amount of any applicable withholding in The Netherlands tax imposed with respect to a dividend paid by INV to such U.S. Holder.  The rules with respect to foreign tax credits are complex, involve the application of rules that depend on a U.S. Holder’s particular circumstances and have been amended by recently enacted legislation that is effective for taxable years beginning after December 31, 2006.  Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances, including the U.S. federal income tax treatment of any reduction in the amount the dividend withholding tax in The Netherlands remitted by INV to the tax authorities in The Netherlands.  See “TAX CONSIDERATIONS—Dutch Tax Considerations—Withholding Taxes.”

Taxation of Capital Gains and Losses

In general, upon a sale or other taxable disposition of INV common shares, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in those INV common shares.  A U.S. Holder generally will have an adjusted tax basis in each INV common share equal to its U.S. dollar cost.  In general, subject to the passive foreign investment company rules discussed below, such gain or loss recognized on a sale or other taxable disposition of INV common shares will be capital gain or loss and, if the U.S. Holder’s holding period for those INV common shares exceeds one year, will be long-term capital gain or loss.  Certain U.S. Holders, including individuals, are eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains.  Under U.S. federal income tax law, the deduction of capital losses is subject to limitations.  Any gain or loss recognized by a U.S. Holder in respect of the sale or other taxable disposition of INV common shares generally will be treated as derived from U.S. sources for U.S. foreign tax credit purposes.

Passive Foreign Investment Companies

Based on current estimates of our income and assets, we do not believe that we were classified for our most recently ended taxable year, or will be classified for our current taxable year, as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, and we intend to continue our operations in such a manner that we do not expect that we would become a PFIC in the future.  However, there can be no assurance in this regard, because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules.  If we are or become a PFIC, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to its INV common shares, any gain realized on a sale or other taxable disposition of INV common shares and certain “excess distributions” (generally distributions in excess of 125% of the average distribution over a three-year period or shorter holding period for the INV common shares) would be treated as realized ratably over the U.S. Holder’s holding period for its INV common shares, and amounts allocated to prior years while we are a PFIC would be taxed at the highest tax rate in effect for each such year.  An additional interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder.

If a mark-to-market election were made, a U.S. Holder would take into account each year the appreciation or depreciation in value of its INV common shares, which would be treated as ordinary income or (subject to limitations) ordinary loss, as would gains or losses on actual dispositions of INV common shares.  Any U.S. Holder who owns INV common shares during any year that we are a PFIC would be required to file IRS Form 8621.  U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to the INV common shares and the availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should we be considered a PFIC for any taxable year.  Moreover, dividends that a U.S. Holder receives from us will not be eligible for the reduced U.S. federal income tax rates described above if we are a PFIC either in the taxable year of the distribution or the preceding taxable year (and instead will be taxable at rates applicable to ordinary income).

Backup Withholding and Information Reporting

In general, except in the case of certain exempt recipients (such as corporations), information reporting requirements will apply to dividends on INV common shares paid to U.S. Holders in the United States or through certain U.S. related financial intermediaries and to the proceeds received upon the sale, exchange or redemption of INV common shares by U.S. Holders within the United States or through certain U.S. related financial intermediaries.  Furthermore, backup withholding (currently at a rate of 28%) may apply to those amounts if a U.S. Holder fails to provide an accurate tax identification number, to certify that such holder is not subject to backup withholding or to otherwise comply with the applicable requirements of the backup withholding requirements.

Backup withholding is not an additional tax.  The amount of backup withholding imposed on a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability provided that the required information is properly furnished to the IRS.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT ABOVE IS INTENDED FOR GENERAL INFORMATION PURPOSES ONLY.  EACH INVESTOR IN INV COMMON SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF INV COMMON SHARES BASED ON THE INVESTOR’S PARTICULAR CIRCUMSTANCES.

ENFORCEABILITY OF CIVIL LIABILITIES

INV is organized under the laws of The Netherlands and the members of INV’s board of directors are residents of The Netherlands or other countries outside the United States.  Although some of our affiliates have substantial assets in the United States, substantially all of INV’s assets and the assets of the members of INV’s board of directors are located outside the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon INV or these persons or to enforce against INV or these persons in the United States courts judgments of United States courts predicated upon the civil liability provisions of United States securities laws.  The United States and The Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters.  Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon United States federal securities laws, would not be enforceable in The Netherlands.  However, if the party in whose favor such judgment is rendered brings a new suit in a competent court in The Netherlands, that party may submit to a Dutch court the final judgment that has been rendered in the United States.  If the Dutch court finds that the jurisdiction of the federal or state court in the United States has been based on grounds that are internationally acceptable and that the final judgment concerned results from proceedings compatible with Dutch concepts of due process, to the extent that the Dutch court is of the opinion that reasonableness and fairness so require, the Dutch court would, in principle, under current practice, recognize the final judgment that has been rendered in the United States and generally grant the same claim without re-litigation on the merits, unless the consequences of the recognition of such judgment contravene public policy in The Netherlands.  It is not certain, however, that these court practices also apply to default judgments.

In addition, punitive damages awarded in the United States or elsewhere may be unenforceable in The Netherlands.

Dutch civil procedure differs substantially from U.S. civil procedure in a number of respects.  In as far as the production of evidence is concerned, U.S. law and the laws of several other jurisdictions based on common law provide for pre-trial discovery, a process by which parties to the proceedings may prior to trial compel the production of documents by adverse or third parties and the deposition of witnesses.  Evidence obtained in this manner may be decisive in the outcome of any proceeding.  No such pre-trial discovery exists under the laws of The Netherlands.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial information (the “Pro Forma Financial Statements”) is based on the historical financial statements of INV and LNM Holdings, adjusted to give effect to the acquisition of LNM Holdings by INV.

The Pro Forma Financial Statements were prepared to illustrate the estimated effects of the acquisition of LNM Holdings.  The Pro Forma Financial Statements give effect to the acquisition as if the acquisition had occurred either as of December 31, 2003 or June 30, 2004.  The pro forma adjustments are described in the accompanying notes.  The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.  The Pro Forma Financial Statements do not purport to represent INV’s results of operations or financial condition for any future period or as of any date.  The Pro Forma Financial Statements should be read in conjunction with the historical consolidated financial statements of INV and LNM Holdings and the notes thereto and “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR INV” and “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR LNM HOLDINGS,” which are incorporated herein by reference.

INV anticipates that the acquisition of LNM Holdings will be accounted for as a combination of entities under common control for accounting and financial reporting purposes.  Under this method of accounting, recorded assets and liabilities of INV and LNM Holdings are carried forward at their historical amounts, income of the combined corporations will include income of INV and LNM Holdings for the entire fiscal year in which the acquisition occurs and the reported income of the separate corporations for prior periods will be combined.

(All amounts in $ millions)	Year Ended December 31, 2003	Six Months Ended June 30, 2004

Condensed Statement of Income Data:
Gross revenue	9,567	9,726
Gross profit	1,999	3,077
Net income	1,182	1,817

(All amounts in $ millions)	Year Ended December 31, 2003	Six Months Ended June 30, 2004

Condensed Statement Balance Sheet:
Current assets	3,683	6,977
Total assets	10,137	15,543
Current liabilities	2,379	3,763
Total Liabilities	7,576	11,271
Net assets	2,561	4,272

Notes:

Intercompany transactions and balances between INV and LNM Holdings have been eliminated from the combined amounts.  The costs of the acquisition of LNM Holdings by INV have not been included.  No other adjustments have been made.

AUDITORS’ STATEMENTS

Deloitte Accountants B.V.

The consolidated financial statements of INV for the years ended December 31, 2003, 2002 and 2001 included and/or incorporated by reference in this prospectus have been audited by Deloitte Accountants B.V., independent auditors.

Report of Independent Auditors on Ispat International N.V.’s Selected Historical and Summary Financial Information

In our opinion, the INV Selected Historical Consolidated Financial Information and the INV Summary Financial Information for the years 2003, 2002 and 2001 of Ispat International N.V., as included in this offering prospectus on pages 23, 24, 25, 76, 77 and 78 are consistent, in all material respects, with the December 31, 2003, 2002 and 2001 audited consolidated financial statements of Ispat International N.V.from which they have been derived.  We issued unqualified opinions on these consolidated financial statements on March 4, 2004 and for Note 20 as of March 16, 2004 and for Note 21 as of August 9, 2004, February 17, 2003 and June 5, 2002 respectively.  Our auditors’ reports are included in the financial statements for the years referred to, which form an integral part of this offering prospectus.

Rotterdam, November 15, 2004

Deloitte Accountants B.V.

Ernst & Young Accountants

The consolidated financial statements of LNM Holdings N.V. and subsidiaries for the years ended December 31, 2003, 2002 and 2001 have been audited by Ernst & Young Accountants, independent auditors.  The consolidated financial statements of LNM Holdings N.V. and subsidiaries for the financial years ended December 31, 2003, 2002 and 2001, respectively, and the auditors’ reports for each such year, which are included herein, are available free of charge at the offices of INV, 15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands, Telephone: +31 10 217 8800.

Report of Independent Auditors on LNM Holdings N.V.’s Selected Historical Consolidated and Summary Financial Information

In our opinion, the Selected Historical Consolidated Financial Information and the Summary Financial Information of LNM Holdings N.V. and subsidiaries as of and for the years ended December 31, 2001, 2002, and 2003, as included in this prospectus on pages 26, 27, 111 and 112 are consistent, in all material respects, with the December 31, 2001, 2002 and 2003 audited consolidated financial statements of LNM Holdings N.V. and subsidiaries (the “LNM Holdings Audited Consolidated Financial Statements”) from which they have been derived.  We issued our unqualified auditors’ report on the LNM Holdings Audited Consolidated Financial Statements on October 28, 2004.  Our auditors’ report made reference to our reliance on the work of other auditors in both 2002 and 2003 in respect to LNM Holdings’ equity investment in Iscor Ltd.  Our auditors’ report and the LNM Holdings Audited Consolidated Financial statements form a part of this prospectus.

Rotterdam, November 15, 2004

Ernst & Young Accountants

ISPAT INTERNATIONAL N.V. AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31,
	2001	2002	2003
	(Millions of U.S. dollars, except share data)
ASSETS
Current Assets:
Cash and Cash Equivalents	85	77	80
Trade accounts receivable, net of allowance for doubtful accounts of $31 at December 31, 2001, $41 at December 31, 2002 and $47 at December 31, 2003	451	529	507
Inventories (Note 3)	805	873	828
Prepaid expenses and other	65	95	105
Deferred tax assets (Note 12)	37	38	30
Total Current Assets	1,443	1,612	1,550

Property, Plant and Equipment - net (Note 4)	3,109	3,035	3,091
Investments in Affiliates and Joint Ventures (Note 5)	299	257	252
Deferred Tax Assets (Note 12)	273	438	535
Intangible Pension Assets (Note 11)	83	84	117
Other Assets	106	86	90
Total Assets	$5,313	$5,512	$5,635

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Payable to banks and current portion of long-term debt (Note 7)	$338	$262	$363
Trade accounts payable	540	607	577
Accrued expenses and other liabilities	303	377	492
Deferred tax liabilities (Note 12)	28	28	28
Total Current Liabilities	1,209	1,274	1,460

Long-Term Debt (Notes 8 and 9)	2,041	2,022	1,914
Deferred Tax Liabilities (Note 12)	134	69	74
Deferred Employee Benefits (Note 11)	1,493	1,881	1,906
Other Long-Term Obligations	98	138	132
Total Liabilities	4,975	5,384	5,486
Commitments and Contingencies (Notes 15 and 16)
Shareholders’ Equity (Note 10)
Common Shares:

Class A shares, €0.01 par value per share, 500,000,000 shares authorized, 54,850,000 shares issued and 49,587,492, 51,735,794 and 49,757,213 outstanding at December 31, 2003, 2002 and 2001, respectively

Class B shares, €0.10 par value per share, 72,150,000 shares authorized, 72,150,000 shares issued and outstanding	7	7	7
Treasury Stock	(107)	(103)	(110)
Additional Paid-in Capital	587	587	586
Retained Earnings	92	141	207

Cumulative Other Comprehensive Income	(241)	(504)	(541)
Total Shareholders’ Equity	338	128	149
Total Liabilities and Shareholders’ Equity	$5,313	$5,512	$5,635

See notes to the consolidated financial statements

ISPAT AND SUBSIDIARIES

Consolidated Statements of Income

	Year Ended December 31,
	2001	2002	2003
	(Millions of U.S. dollars, except share data)

Sales	4,486	4,889	5,441
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately below)	4,273	4,356	4,943
Depreciation	177	177	183
Selling, general and administrative	155	152	164
Other operating expenses (Note 13)	75	62	0
	4,680	4,747	5,290

Operating income (loss)	(194)	142	151
Other income (expense) - net	13	44	53
Financing costs:
Interest expense-net of capitalized interest of $2 in 2001, $1 in 2002 and $2 in 2003	(242)	(208)	(167)
Interest income	14	5	16
Net gain (loss) from foreign exchange	(9)	23	4
	(237)	(180)	(147)
Income (loss) before taxes	(418)	6	57
Income tax expense (benefit): (Note 12)
Current	8	18	22
Deferred	(114)	(61)	(30)
	(106)	(43)	(8)
Net income (loss) before cumulative effect of change in accounting principle	(312)	49	65
Cumulative effect of change in accounting principle	0	0	1
Net income (loss)	(312)	49	66

Basic and diluted earnings per common share before cumulative effect of change in accounting principle	(2.58)	0.40	0.53
Basic and diluted earnings per common share	(2.58)	0.40	0.53
Weighted average common share outstanding (in millions)	121	123	122

Consolidated Statements of Comprehensive Income

	Year Ended December 31,
	2001	2002	2003
	(Millions of U.S. dollars, except share data)

Net income (loss)	(312)	49	66
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment - net income taxes of $2 in 2001, $2 in 2002 and $1 in 2003	(20)	6	36
Minimum pension liability adjustment - net of income taxes of $120 in 2001, $148 in 2002 and $46 in 2003	(213)	(273)	(79)
Unrealized gains (losses) on derivative financial instruments - net of income taxes of $(5) in 2001, $3 in 2002 and $4 in 2003	(8)	4	6
	(241)	(263)	(37)
Comprehensive income (loss)	(553)	(214)	29

See notes to the consolidated financial statements

ISPAT AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity

				Additional
	Common Stock		Treasury	Paid-in	Retain
	Shares	Amount	Stock	Capital	Earnings
Balance at December 31, 2000	120	(4)	(111)	590	401

Net Loss		0	0	0	(312)

Other Comprehensive Income (loss)		0	0	0	0

Treasury Stock (Note 10)	2	0	4	0	0

Redenomination in Euro (Note 10)		3	0	(3)	0

Other (Note 10)		0	0	0	3
Balance at December 31, 2001	122	7	(107)	587	92

Net Income		0	0	0	49

Other Comprehensive Income (loss)		0	0	0	0

Treasury Stock (Note 10)	2	0	4	0	0
Balance at December 31, 2002	124	7	(103)	587	141

Net Income		0	0	0	66

Other Comprehensive Income (loss)		0	0	0	0

Treasury Stock (Note 10)	(2)	0	(7)	(1)	0
Balance at December 31, 2003	122	7	(110)	586	207

	Cumulative Other Comprehensive Income
	Foreign Currency Translation Adjustment	Minimum Pension Liability	Derivative Financial Instrument	Shareholder’s Equity
Balance at December 31, 2000	36	(36)	0	884
Net Loss	0	0	0	(312)
Other Comprehensive Income (loss)	(20)	(213)	(8)	(241)
Treasury Stock (Note 10)	0	0	0	4
Redenomination in Euro (Note 10)	0	0	0	0
Other (Note 10)	0	0	0	3
Balance at December 31, 2001	16	(249)	(8)	338
Net Income	0	0	0	49
Other Comprehensive Income (loss)	6	(273)	4	(263)
Treasury Stock (Note 10)	0	0	0	4
Balance at December 31, 2002	22	(522)	(4)	128
Net Income	0	0	0	66
Other Comprehensive Income (loss)	36	(79)	6	(37)
Treasury Stock (Note 10)	0	0	0	(8)
Balance at December 31, 2003	58	(601)	2	149

See notes to the consolidated financial statements

ISPAT AND SUBSIDIARIES

Consolidated Statement of Cash Flows

	Year Ended December 31,
	2001	2002	2003
	Restated (See Note 21)	Restated (See Note 21)
	(Millions of U.S. dollars, except share data)

Operating activities:
Net income (loss)	(312)	49	66
Adjustments required to reconcile net income to net cash provided from operations:
Depreciation	177	177	183
Deferred employee benefit costs	(106)	(52)	(164)
Net foreign exchange loss (gain)	9	(23)	(5)
Gain from Early Extinguishment of debt	(5)	(30)	0
Deferred income tax	(114)	(61)	(30)
Undistributed earnings from joint ventures	12	0	(28)
Other non-cash operating expenses	56	62	0
Other	2	(2)	(5)
Changes in operating assets and liabilities:
Trade accounts receivable	101	(64)	49
Short-term investments	78	0	0
Inventories	169	(37)	106
Prepaid expenses and other	24	(31)	18
Trade accounts payable	(81)	45	(72)
Accrued expenses and other liabilities	12	105	71
Net cash provided from operating activities	22	138	189
Investing activities:
Purchase of property, plant and equipment	(97)	(108)	(164)
Proceeds from sale of assets and investments including affiliates and joint ventures	37	18	21
Investments in affiliates and joint venture	21	11	19
Other	4	(1)	0
Net cash used in investing activities	(35)	(80)	(124)
Financing activities:
Proceeds from payable to banks	2,416	2,359	3,576
Proceeds from long-term debt - net of debt issuance costs	125	125	52
Proceeds from long-term debt from an affiliate	0	0	94
Payments of payable to banks	(2,418)	(2,346)	(3,570)
Payments of long-term debt	(245)	(213)	(207)
Purchase of treasury stock	(1)	(1)	(8)
Sale of treasury stock	5	5	0
Net cash used by financing activities	(118)	(71)	(63)
Net increase (decrease) in cash and cash equivalents	(131)	(13)	2
Effect of exchange rate changes on cash	2	5	1
Cash and cash equivalents:
At the beginning of the year	214	85	77
At the end of the year	85	77	80

See notes to the consolidated financial statements

(Millions of U.S. dollars, except share data and per share data)

NOTE 1:  NATURE OF BUSINESS AND BASIS OF PRESENTATION

Nature of business

Ispat, together with its subsidiaries, is a manufacturer of steel and steel related products.  Ispat owns and operates manufacturing facilities in the U.S., Mexico, Canada, Trinidad and Tobago (“Trinidad”), Germany and France.  These manufacturing facilities, each of which includes its respective subsidiaries, are referred to herein as the “Operating Subsidiaries.”

Organization

Ispat is formed and organized under the laws of the Netherlands to hold directly or indirectly certain subsidiaries involved in the steel manufacturing activities described above.  Ispat has no manufacturing operation of its own and its major assets are interests in the common and preferred stock of the Operating Subsidiaries.

Basis of presentation

The consolidated financial statements, which include the accounts of Ispat and its subsidiaries, all of which are controlled by Ispat, have been prepared in accordance with US Generally Accepted Accounting Principles (“US GAAP”) (see also Note 2).  Intercompany balances and transactions have been eliminated on consolidation.

The records of each of the Operating Subsidiaries are maintained in the currency of the country in which the Operating Subsidiary is located, using the statutory or generally accepted accounting principles of such country.  For consolidation purposes, the financial statements that result from such records have been adjusted to conform to US GAAP, using the U.S. Dollar as the reporting currency.

The principal subsidiaries of Ispat, each of which is a wholly owned subsidiary, included in the consolidated financial statements are as follows:

Operating Subsidiary	Location

Caribbean Ispat Limited	Trinidad

Ispat Mexicana, S.A. de C.V.	Mexico

Ispat Sidbec Inc.	Canada

Ispat Hamburger Stahlwerke GmbH	Germany

Irish Ispat Limited (1)	Ireland

Ispat Stahlwerk Ruhrort GmbH and Ispat Waldraht Hochfeld GmbH	Germany

Ispat Inland Inc.	U.S.

Ispat Unimetal S.A. (including Society Metallurgique de Revigny S.N.C.)	France

Trefileurope S.A.	France

(1)                                  On June 15, 2001 Ispat announced the shutdown of its steel making operations in Haulbowline, County Cork, Ireland and the calling of a creditors meeting for the appointment of a liquidator.  This decision was taken in view of continuing losses at Irish Ispat and after months of evaluating ways to make the plant more competitive in light of market conditions at that time.

Foreign currency translation and translation of financial statements

Transactions in currencies other than the functional currency of a subsidiary are recorded at the rates of exchange prevailing at the date of the transaction.  Monetary assets and liabilities in currencies other than the functional currency are remeasured at rates of exchange prevailing at the balance sheet date and the related transaction gains and losses are reported in the statements of income.

Upon consolidation, the results of operation of the subsidiaries and affiliates whose functional currency is other than the U.S. Dollar are translated into U.S. dollars at weighted average exchange rates in the year and assets and liabilities are translated at year end exchange rates.  Translation adjustments are presented as a separate component of other comprehensive income in the financial statements and are included in net earnings only upon sale or liquidation of the underlying foreign subsidiary or affiliated company.  At Canadian and European Operating Subsidiaries, the functional currency is Canadian Dollar and Euro respectively.

NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and assumptions used.

Cash equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less.

Inventories

Inventories are carried at the lower of cost or net realizable value.  Cost is determined using the average cost and first in, first out (“FIFO”) method.  Costs of production in process and finished goods include the purchase costs of raw materials and conversion costs such as direct labor and an allocation of fixed and variable production overheads.  Raw materials and spare parts are valued at cost inclusive of freight, shipping and handling costs.

Property, plant and equipment

Property, plant and equipment are stated at cost.  All property, plant and equipments except land are depreciated using the straight line method over the useful lives of the related assets, ranging from 10 to 50 years for buildings and 2 to 45 years for machinery and equipment.  Major improvements, which add to productive capacity or extend the life of an asset, are capitalized while repairs and maintenance are charged to expense as incurred.  Property, plant and equipment under construction are recorded as construction in progress until they are ready for their intended use; thereafter they are transferred to the related category of property, plant and equipment and depreciated over their estimated useful lives.  Interest during construction is capitalized to property, plant and equipment under construction until the assets are ready for their intended use.  Gains and losses on retirement or disposal of assets are determined as the difference between net disposal proceeds and carrying amount and reflected in the statement of income.

Long-lived assets

Long-lived assets held and used by Ispat are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted future net cash flows of assets grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets.  If the undiscounted future net cash flows are less than the carrying amount of the asset, the asset is deemed impaired.  The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

Investment in affiliates and joint ventures

Investments in majority owned affiliates and joint ventures, where control does not exist and 20% to 50% owned affiliates and joint ventures in which Ispat has the ability to exercise significant influence, are accounted for under the equity method of accounting whereby the investment is carried at cost of acquisition, plus Ispat’s equity in undistributed earnings or losses since acquisition, less dividends received.

Investments in less than 20% owned affiliates are accounted for by the cost method

Ispat periodically reviews all of its investments in affiliates and joint ventures for which fair value is less than cost to determine if the decline in value is other than temporary.  If the decline in value is judged to be other than temporary, the cost basis of the investment is written down to fair value.  The amount of any write-down is included in other operating expenses.

Debt issuance costs

Debt issuance costs, which are included in other assets, are stated at cost and amortized over the life of the related debt using the effective interest method.  Amortization of debt issuance costs is included in interest expense, which is a component of financing costs, or alternatively, capitalized as borrowing costs on qualifying assets where applicable.

Retirement benefits

Ispat has defined benefit pension plans covering the majority of its employees in U.S. and Canadian operations.  Benefits are based on, generally, the employee’s years of service and compensation.  For those plans, which are funded, the assets are held in separate trustee administered funds.  Ispat’s policy is to amortize prior service costs over the average future service period of active plan participants.  Experience gains and losses in excess of 10% of the greater of the accumulated benefit obligation and fair value of plan assets are amortized over the average remaining service period of active participants.  The liabilities and net periodic pension cost related to these plans are calculated by independent actuaries on the basis of formulas defined in the plans using the projected unit actuarial credit method.

In addition to providing certain pension benefits, Ispat sponsors several unfunded defined post-retirement plans that provide health care and life insurance benefits to majority of its active and retired employees and their covered dependent and beneficiaries.  These plans are contributory, with contributions adjusted periodically, and contain other cost-sharing features, such as deductibles and coinsurance.  Covered employees generally are eligible for these benefits when they have reached a certain age and these benefits are based on length of service.

Revenue recognition

Revenues are recognized when products are shipped or services are provided to customers, the sales price is fixed and determinable, collectibility is reasonably assured, and title and risks of ownership have passed to the buyer.  Costs associated with revenues, including shipping and other transportation costs, are recorded in cost of sales.

Accounting for shipping and handling costs

Ispat classifies all amounts billed to a customer in a sale transaction related to shipping and handling, fees and costs as sales and all other shipping and handling costs as cost of sales.

Financing costs

Financing costs include interest, amortization of discounts or premiums on borrowings, amortization of costs incurred in connection with the arrangement of borrowings and net gain or loss from foreign exchange on translation of long-term debt, net of unrealized gains and losses on foreign exchange contracts.

Research and development costs

Research and development costs are expensed as incurred.

Environmental costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate.  Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation or cost reduction, are expensed.  Liabilities are recorded when environmental assessments and or remedial efforts are probable, and the cost can be reasonably estimated based on ongoing engineering studies, discussions with the environmental authorities and assumptions as to the areas that may have to be remediated along with the nature and extent of the remediation that may be required.  The ultimate cost to Ispat is dependent upon factors beyond its control such as the scope and methodology of the remedial action requirements to be established by environmental and public health authorities, new laws or government regulations, rapidly changing technology and the outcome of any potential related litigation.

Taxes on income

The provision for income taxes includes income taxes currently payable or receivable and those deferred.  Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.  Deferred tax assets are also recognized for the estimated future effects of tax loss carry-forwards.  Deferred tax assets and liabilities are measured using enacted statutory tax rates in effect for the year in which the differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period in which the enactment date changes.  Deferred tax assets are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realized.

Derivative financial instruments

Derivative financial instruments are utilized by Ispat to manage commodity price and foreign exchange risks.  Ispat has established a control environment, which includes policies and procedures for risk assessment and the approval and monitoring of derivative financial instrument activities.  Derivative financial instruments utilized by Ispat also include foreign currency forward contracts.  Additionally, derivatives are used to hedge exposure to interest rate fluctuations for floating rate debt for which the gains or losses are recognized in interest expense.  Ispat does not enter into foreign currency hedging contracts related to its investment in affiliated companies.

All derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value.  If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item are recognized in earnings.  If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income (“OCI”) and are recognized in the income statement when the hedged item affects earnings.  Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.  Gains and losses related to financial instruments that are utilized to manage exposures to fluctuations in the cost of energy and raw materials used in the production process are recognized as a part of the cost of the underlying product or service when the contracts are closed.

Earnings per common share

Earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the periods presented.  The computation of diluted earnings per common share is similar to basic earnings per common share, except that diluted earnings per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue common shares were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the earnings (losses) of Ispat.

Stock Option Plan

In 1999, Ispat established the Ispat N.V. Global Stock Option Plan (the “Ispat Plan”), which are described more fully in Note 10.  Awards under Ispat’s plans vest over three years.  Prior to 2003, Ispat accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations.  No stock-based employee compensation cost is reflected in 2001 and 2002 net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Effective January 1, 2003, Ispat adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), prospectively to all employee awards granted, modified, or settled after January 1, 2003.  This prospective adoption of the fair value provisions of SFAS 123 is in accordance with the transitional provisions of SFAS No. 148, `Accounting for Stock-Based Compensation’ (“SFAS 148”) issued in December 2002 for recognizing compensation cost of stock options.  There were no stock options granted, modified or settled during 2003 and accordingly, no compensation expense has been recognized in 2003.

SFAS 148 also requires that if awards of stock-based employee compensation were outstanding and accounted for under the intrinsic value method of Opinion 25 for any period in which an income statement is presented, a tabular presentation is required as follows:

	Year Ended December 31,
	2001	2002	2003

Net income (loss), as reported	(312)	49	66
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	0	0	0
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	3	3	1
Pro forma net income (loss)	(315)	46	65
Earnings (loss) per share:
Basic and diluted—as reported	(2.58)	0.40	0.53
Basic and diluted—pro forma	(2.60)	0.37	0.53

Segment reporting

Ispat operates in a single business segment, which is composed of the manufacturing of semi-finished and finished steel products.

Reclassifications

Certain reclassifications have been made to the prior periods’ financial statements in order to conform to the 2003 classifications.

Recent accounting pronouncements

FIN 46R

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” which requires the consolidation by a business enterprise of variable interest entities if the business enterprise is the primary beneficiary.  The FASB has amended FIN 46, now known as FIN 46 Revised December 2003 (“FIN 46R”).  The requirements of FIN 46 or FIN 46R are effective to those entities that are considered to be special-purpose entities no later than as of the end of the first reporting period that ends after December 15, 2003.  There is no impact from the adoption of FIN 46R on Ispat’s consolidated results of operations, financial condition or liquidity.

SFAS 149

In April 2003, the FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities.”  SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments by requiring that contracts with comparable characteristics be accounted for similarly.  In particular, this statement clarifies the circumstances under which a contract with an initial net investment meets the characteristics of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying to conform it to the language used in FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” and amends certain other existing pronouncements.  SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003.  The adoption of SFAS No. 149 did not have a material impact on Ispat’s consolidated results of operations, financial condition or liquidity.

SFAS 150

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.”  The statement requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer.  Generally, the statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003.  Adoption of SFAS No. 150 does not have a material impact on the consolidated financial statements of Ispat.

SFAS 132R

In December 2003, the FASB issued SFAS 132 (revised 2003), “Employers’ Disclosure’s about Pensions and Other Postretirement Benefits.”  This statement replaces the original SFAS 132 and revises employers’ disclosures about pension plans and other postretirement benefit plans to require more information about the economic resources and obligations of such plans.  SFAS 132 (revised 2003) amends the disclosure requirements of SFAS 87, SFAS 88, and SFAS 106, however, the measurement and recognition guidance is not affected.  SFAS 132 (revised 2003) requires additional disclosures for plan assets, obligations, tabular presentation of key assumptions and measurement dates used for a majority of the plans.  Ispat has adopted the provisions of SFAS 132R (See Note 11 for further information).

NOTE 3:  INVENTORIES

	December 31,
	2002	2003

Finished Products	280	293
Production in process	252	215
Raw materials	224	195
Manufacturing supplies, spare parts and other	117	125
	873	828

NOTE 4:  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are summarized as follows:

	Land	Buildings and Improvements	Machinery and Equipment	Construction in Process	Total
Balance at December 31, 2002
Gross value	$68	$543	$3,574	$48	$4,233
Accumulated depreciation	0	(160)	(1,038)	0	(1,198)
Net carrying value	68	383	2,536	48	3,035
Balance at December 31, 2003
Gross value	81	598	3,998	30	4,707
Accumulated depreciation	0	(194)	(1,422)	0	(1,616)
Net carrying value	$81	$404	$2,576	$30	$3,091

NOTE 5:  INVESTMENTS IN AFFILIATES AND JOINT VENTURES

Ispat’s investments in affiliates and joint ventures, which include joint ventures accounted for using the equity method, are as follows:

Investee	Operating Activity	Ownership Percentage

Located in U.S.
Empire Iron Mining Partnership (“E.I.M.P”) (1)	Taconite/Pellets	21%
PCI Associates	Pulverized coal	50%
I/N Tek (2)	Cold rolling	60%
I/N Kote	Galvanizing	50%

Located in Mexico
Consorcio Minero Benito Juarez Pena Colorada S.A. de C.V. (“Pena Colorada”)	Mining and palletizing plant	50%

Servicios Siderurgicos Integrados, S.A. de C.V. (“Sersiin”)	Port operations, lime, industrial gases and engineering workshop	50%

Located in Canada
Sorevco	Galvanizing plant	50%
Delta Tube	Tubes	40%

Located in Germany
Westfalische Drahtindustrie GmbH (“WDI”)	Wire drawing	33.30%
Other	0	0

		December 31,
	Type of Ownership	2002	2003
Located in U.S.
Empire Iron Mining Partnership (“E.I.M.P.”) (1)	Partnership	0	0
PCI Associates	Partnership	22	22
I/N Tek (2)	Partnership	52	51
I/N Kote	Partnership	140	141

Located in Mexico
Consorcio Minero Benito Juarez Pena Colorada S.A. de C.V. (“Pena Colorada”)	Common stock	10	4
Servicios Siderurgicos Integrados, S.A de C.V. (“Sersiin”)	Common stock	9	9

Located in Canada
Sorevco	Limited partnership	7	7
Delta Tube	Limited partnership	2	2

Located in Germany
Westfalische Drahtindustrie GmbH (“WDI”)	Common stock	11	12
Other	—	4	4
		$257	$252

(1)  U.S. Operating Subsidiary sold 47.5% of its 40% interest in E.I.M.P. effective December 31, 2002, of the mine to Cleveland Cliffs, and its entire investment in the partnership was written off.  See also Note 13.

(2)  I/N Tek, a general partnership formed for a joint venture between Ispat and Nippon Steel Corporation (“NSC”), owns and operates a cold-rolling facility.  I/N Tek is 60% owned by a wholly owned subsidiary of Ispat and 40% owned by NSC.  Ispat has rights to the productive capacity of the facility, except in certain limited circumstances and has an obligation to use the facility for the production of cold rolled steel, under a tolling arrangement with I/N Tek.  Due to this lack of control by Ispat, Ispat accounts for its investment in I/N Tek under the equity method.  Ispat does not exercise control over I/N Tek as all significant management decisions of the joint venture require agreement by both the partners.

Summary condensed information, in the aggregate, of Ispat’s investments accounted for using the equity method is disclosed as follows:

	December 31,
	2001	2002	2003
Condensed Statement of Income Data
Gross revenue	1,508	1,088	1,282
Gross profit	115	83	102
Net Income	24	40	79

	December 31,
	2002	2003

Consolidated Balance Sheet Data
Current assets	388	346
Total assets	1,598	1,323
Current liabilities	455	388
Total liabilities	1,110	806
Net assets	488	516

NOTE 6:  BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties, all of which are affiliates and joint ventures of Ispat were as follows:

	December 31,
	2001	2002	2003
Transactions
Purchases of raw material:
Pena Colorada	$26	$33	$44
Sersiin	14	18	12
E.I.M.P	106	102	101
PCI Associates (Tolling fee)	43	34	32
LNM Holdings and its subsidiaries	0	29	28
Sales:
WDI	104	100	115
Sorevco	32	44	43
I/N Kote	311	346	342
LNM Holdings and its subsidiaries	9	8	11
Other	9	18	21
Purchases:
I/N Tek (Tolling charges)	143	142	137
Other	4	7	2
Sale of plant property & equipment - net of loan:
LNM Holdings	16	0	0
Other income
LNM Holdings and its subsidiaries
(Management fees) (1)	6	5	8
LNM Holdings (Royalty income)	0	0	6

(1)  LNM Holdings, Ispat Karmet JSC and P.T. Ispat Indo, indirectly wholly-owned subsidiaries of the controlling shareholder, have entered into management services agreements with Ispat pursuant to which LNM Holdings, Ispat Karmet JSC and P.T. Ispat Indo pay fees to Ispat as compensation for management as and when services are rendered by Ispat.

	December 31,
	2002	2003
Receivables:
WDI	$32	$33
LNM Holdings and its subsidiaries	3	10
Others	7	5
Payables:
Sersiin	9	14
LNM Holdings and its subsidiaries	5	6
Others	8	14
Accrued expenses and other liabilities:
LNM Holdings and its subsidiaries	5	0
Long term debt to affiliates:
The Richmond Investment Holdings Limited	0	94
Other long-term obligation:
LNM Holdings	25	20

Ispat and LNM Holdings completed an agreement effective June 17, 2002 under which Ispat, through its subsidiaries, will provide management and support services to LNM Holdings and its subsidiaries.  These services will be offset against an advance payment of $30 over the next several years.  The amount outstanding as at December 31, 2003 against this advance was $ 25(2002 - $30).

NOTE 7:  PAYABLE TO BANKS

Payable to banks include borrowings and overdraft.  Ispat has the following secured and unsecured bank lines and other working capital facilities:

	December 31,
	2002	2003

Committed	$485	$581

Uncommitted	60	80

	$545	$661

Ispat had the following under such bank lines and working capital facilities:

Presented under current liabilities (includes overdraft of $21 in 2002 and $41 in 2003)	$137	$167

Presented under long-term liabilities	225	240

	$362	$407

Borrowings under the lines are primarily denominated in U.S. dollars, except for the following:

€43 million (2002: €45 million) inventory financing credit facility	$29	$34

Other Euro credit facilities	8	12

TT $ (Trinidad & Tobago)	0	10

British Pound	5	3

These facilities do not include securitizations and factoring of receivables, which are discussed in Note 19.

The credit facilities provide for borrowing at various interest rates and support letters of credit in addition to providing borrowings to fund local working capital requirements at the Operating Subsidiaries.  Weighted-average interest rate on the bank lines, working capital facilities and temporary overdrafts ranged from 2.6% to 6.5% in 2002 and 2.0% to 6.5% in 2003.

Certain of the credit facilities contain restrictive covenants that (i) require Ispat’s subsidiaries to comply with certain financial maintenance tests including the ratio of current assets to current liabilities and the ratio of total liabilities to total capital; (ii) require the maintenance of specified levels of net worth, (iii) prohibit subsidiaries from entering into agreements that restrict their ability to pay dividends and (iv) limit the payment of dividends (see Note 10).

Certain of the lines of credit are collateralized by current assets and property, plant and equipment with a net carrying value of $760 at December 31, 2003 (2002 - $893).

NOTE 8:  LONG-TERM DEBT

	December 31,
	2002	2003

AT U.S. OPERATING SUBSIDIARY
First Mortgage Bonds:
Series U, Tranche B, $350, due July 16, 2005	$334	$331
Series U, Tranche C, $350, due July 16, 2006	334	331
Series R, 7.9% due January 15, 2007	29	28
Series 1977, 5.75% due February 1, 2007	20	19
Series 1993, 6.8% due June 1, 2013	26	25
Series 1995, 6.85% due December, 2012	13	12
Industrial Development Revenue Bonds:

	December 31,
	2002	2003

Pollution Control Project No. 11, 7.125% due June 1, 2007	21	15
Pollution Control Project No. 13, 7.250% due November 1, 2011	32	32
Exempt Facilities Project No. 14, 6.7% due November 1, 2012	5	3
Exempt Facilities Project No. 15, 5.75% due October 1, 2011	46	47
Exempt Facilities Project No. 16, 7% due January 1, 2014	8	2
Revolving Credit Facilities — 2% to 4%	225	240

AT MEXICO OPERATING SUBSIDIARY
Bank loans denominated in U.S. dollars, floating interest	352	348
Senior Structured Export Certificates, 10.625%	62	41
Export-Import Bank of the U.S., LIBOR plus 0.30%	29	29

AT CANADA OPERATING SUBSIDIARY
Senior Secured Credit Facilities (1):
Tranche A, $150, LIBOR plus 1.25%-4.05%	54	0
Tranche B, $125, LIBOR plus 1.75%-4.55%	118	118
Tranche C, $125, LIBOR plus 2.25%-5.05%	118	118

AT TRINIDAD OPERATING SUBSIDIARY
Senior Secured Notes, 10.4%	101	88
International Finance Corporation, LIBOR plus 3.25% - 3.38%	26	13
Others	8	5

AT ISPAT EUROPE GROUP
Senior Secured €150 million, due February 1, 2011, 11.875%	129	137

FROM AN AFFILIATE
The Richmond Investment Holdings Limited, due October 6, 2005, LIBOR plus 3.00%	0	80
The Richmond Investment Holdings Limited, due December 30, 2005, LIBOR plus 3.00%	0	14

OTHER
Shipping Subsidiaries	30	19
Other	27	15
Total long-term debt including current portion	2,147	2,110
Less current portion of long-term debt	125	196
Total long-term debt	$2,022	$1,914

(1)  Interest rates are contingent on the achievement of certain financial ratios.

AT U.S. OPERATING SUBSIDIARY:

First Mortgage Bonds

Series U, Tranche B and C (the “Term Loans”) are with a syndicate of financial institutions (the “Term Loan Lenders”) for whom Credit Suisse First Boston is the agent.  Each of the Tranche B and Tranche C Loan is repayable in quarterly installments of $1 until maturity.

Borrowings under the Term Loans bear interest at a rate per annum equal to, at Ispat’s option, (1) the higher of (a) the Agent’s prime rate or (b) the rate which is 0.5 of 1% in excess of the Federal Funds effective rate (together the “Base Rate”), plus 2.75% or (2) the London Interbank Offered Rates (“LIBOR”) (as defined in the Credit Agreement) plus 3.75%.  The fee for the Letter of Credit (the “LC”) is 4.00% of the LC amount per annum (the “LC Fee”).  The spread over the LIBOR and Base Rate and the LC Fee will be reduced if the U.S. Operating Subsidiary’s Consolidated Leverage Ratio (as defined in the Credit Agreement) falls to specified levels.  The effective rate of interest paid on Series U First Mortgage Bonds was 5.1% for the year ended December 31, 2003 (5.6% for the year ended December 31, 2002).

Ispat entered into a hedge as required under the agreement.  It is a 5 year interest rate collar based on LIBOR with a floor of 4.50% and a ceiling of 6.26% on a notional amount of $450.  The facilities and the hedge are fully and unconditionally guaranteed by Ispat.  The hedge expired on October 16, 2003.

A substantial portion of Ispat’s facilities at its Indiana Harbor Works is subject to a lien to First Mortgage.  This property had a book value of approximately $1,600 at December 31, 2003 (2002 - $1,600).

The U.S. Operating Subsidiary must also maintain a minimum Consolidated EBITDA, as defined in the Credit Agreement.  The U.S. Operating Subsidiary was in compliance with this covenant at December 31, 2003.  The Credit Agreement also contains other covenants that, among other things, prohibit or limit the ability of Ispat or the Borrower to pay dividends and other restricted payments, incur indebtedness, create liens, engage in transactions with affiliates, sell assets and engage in mergers and consolidations.  Any loans from Ispat to its U.S. Operating Subsidiary cannot be repaid until the U.S. Operating Subsidiary’s leverage falls to specified levels.

Industrial Development Revenue Bonds

During 2003, Ispat purchased $29 (2002- $40) bonds at discounts from face value.  As a result of these early redemptions and recognized a gain of $14, net of tax $14 (2002- $30, net of tax $19).

Revolving Credit Facilities

Revolving credit facilities are denominated in U.S. dollars and are from the Chase Manhattan Bank, as agent.  These credit facilities are shown as long-term debt as Ispat has the ability and intent to refinance these obligations as they mature under the respective credit agreements.  The average interest rates on these facilities range from 2% to 4% and $150 of the outstanding balance is repayable in 2005 and $90 in 2007.

Contingent Liability

A standby letter of credit in the amount of $160 that expired on July 9, 2003 was provided to the Pension Benefit Guarantee Corporation (“PBGC”), which is arranged by Credit Suisse First Boston.  The letter of credit was not drawn upon.  In July 2003, Ispat reached an agreement with the PBGC regarding alternative security for the $160 letter of credit.  The letter of credit was allowed to expire, and in its place, Ispat agreed to contribute $160 to its pension plan over next two years.  The U.S. Operating Subsidiary contributed $50 in July 2003, and is required to contribute $83 in 2004 and $28 in 2005.  Outside of this Agreement, the U.S. Operating Subsidiary also contributed $21 in September 2003.  Additionally, Ispat pledged $160 of non-interest bearing First Mortgage Bonds to the PBGC as security until the remaining $110 has been contributed to the Pension Plan and certain tests have been met.

AT MEXICO OPERATING SUBSIDIARY:

Bank Loans Denominated In U.S. dollars, Floating Interest

California Commerce Bank, USA

Loan payable to California Commerce Bank, USA under a line-of-credit agreement is denominated in U.S. dollars with an annual variable interest rate of LIBOR plus 300 basis points (effective annual interest rate at December 31, 2003 and 2002 are 4.99% and 5.53%, respectively).  Principal is payable in quarterly installments with maturities until August 2005.  $8 was outstanding at December 31, 2003 (2002- $10).

Bancomer, Mexico

Loan payable to Bancomer, Mexico is denominated in U.S. dollars.  The loan bears interest at floating rate of LIBOR plus 325 basis points (effective annual interest rate at December 31, 2003 and 2002 are 4.35% and 5.25%, respectively).  Principal is payable in semi-annual installments until 2008.  $48 was outstanding at December 31, 2003 (2002- $49).

Loan payable to Bancomer, Mexico is denominated in U.S. dollars.  The loan bears interest at floating rate of LIBOR plus 225 basis points (effective annual interest rate at December 31, 2003 and 2002 are 3.35% and 4.20%, respectively).  Principal is payable in semi-annual installments until 2008.  $72 was outstanding at December 31, 2003 (2002- $73).

Banamex, Mexico

Loans payable to Banamex, Mexico under a line-of-credit agreement is denominated in U.S. dollars, with annual variable interest rates of LIBOR plus 375 basis points (effective annual interest rate at December 31, 2003 and 2002 are 4.88% and 5.86%, respectively).  Principal is payable in semi-annual installments of $28 with maturities from 2005 to 2009.  $220 was outstanding at December 31, 2003 and at December 31, 2002.

Senior Structured Export Certificates, 10.625%

The New Senior Structured Export Certificates due 2005 (the “New Senior Certificates”) are denominated in U.S. dollars with interest payable quarterly at 10.625% per annum.  The principal amount of the New Senior Certificates is payable in quarterly installments till May 2005.

The New Senior Certificates are redeemable in whole or in part at a price equal to 100% of the outstanding principal amount, plus accrued interest thereon and a prepayment make whole premium (only in case of trigger event) as defined in the agreement.

The New Senior Certificates are payable primarily from the proceeds of U.S. Dollar denominated accounts receivable to be generated from sales of steel slabs to Mitsubishi Corporation (the “steel purchaser”), under a long-term supply agreement and sales of steel slabs to certain other customers.  Subject to certain exceptions, the supply agreement with Mitsubishi requires the steel purchaser to purchase sufficient volumes of slabs to generate receivables in each quarter in an aggregate face amount equal to 1.3 times the scheduled quarterly debt service on the New Senior Certificates.

Export-Import Bank of The United States

Loan payable to a financial institution guaranteed by the Export-Import Bank of the United States is denominated in U.S. dollars.  The loan bears interest at an annual variable rate of LIBOR plus 0.30% (effective annual interest rate at December 31, 2003 and 2002 are 2.05% and 2.54%, respectively).  Principal is payable in semi-annual installments of $3 with maturities ranging from 2004 to 2008.

Debt Restructuring at Mexico Operating Subsidiary

In response to the reduction in sales volume and prices and other negative developments faced by Ispat, Ispat initiated the process in 2001 to restructure its debt.  The debt restructuring was successfully completed on September 6, 2002.  The principal elements of debt restructuring are as noted below:

1.                                       Exchange Offer and Consent Solicitation.  All outstanding 1996 Senior Certificates were exchanged for New Senior Certificates.  The terms of the New Senior Certificates are substantially similar to the terms of the 1996 Senior Certificates except that, among other things, the New Senior Certificates (i) have interest payable at 10 5/8% per annum; (ii) have a final maturity at May 2005; (iii) are guaranteed by certain subsidiaries of Mexico Operating Subsidiary; (iv) are secured, along with Mexico Operating Subsidiary’s existing bank lenders, by certain assets of Mexico Operating Subsidiary (as discussed below) on pro rata basis; and (v) have the benefit of the Excess Cash Flow Sweep (as discussed below).

2.                                       Bank Amendments and Waivers.  Mexico Operating Subsidiary’s bank lenders deferred principal payments on most of the outstanding bank debt for a period of three years.  The bank lenders also waived certain financial covenants during this period, eliminated certain restrictions on the disposition of non-core assets and granted permission to enter into a new working capital facility.  Existing bank lenders have the benefit of the Excess Cash Flow (as discussed below) and are secured, along with the New Senior Certificates, by certain assets of Mexico Operating Subsidiary (as discussed below) on a pro rata basis.

3.                                       Excess Cash Flow Sweep.  Mexico Operating Subsidiary is required, on a semi-annual basis commencing December 31, 2002, to apply all of its excess cash flows (as defined in the Inter-creditor Agreement) to repurchase New Senior Certificates and retire debt owed to its existing bank lenders (the “Excess Cash Flow Sweep”) in the proportion of 20% to the New Senior Certificates and 80% to Mexico Operating Subsidiary’s existing bank debt, at a price equal to 100% of the principal amount thereof.

4.                                       Ranking and Collateral.  The New Senior Certificates are secured by receivables generated under a new supply agreement with Mitsubishi and those of certain other customers of Mexico Operating Subsidiary (the “Receivables”).  In addition, Mexico Operating Subsidiary’s existing bank lenders and the New Senior Certificates are secured, on a pro rata basis, by (i) a first priority lien on all property, plant and equipment of Mexico Operating Subsidiary; (ii) a pledge on the stock of Mexico Operating Subsidiary and its immediate parent; and (iii) a first priority lien on the inventory and receivable not otherwise pledged to secure the new working capital facility or the Receivables.

5.                                       New Working Capital Facility.  Mexico Operating Subsidiary is entitled to draw up to $68 for its working capital needs, subject to the condition that amounts outstanding owed under the new working capital facility cannot exceed $35 unless authorized by Mexico Operating Subsidiary’s other bank lenders.  The new working capital facility is secured by a first priority lien on certain inventory and receivables.

6.                                       Shareholder Loan.  An amount of $20 was loaned to Mexico Operating Subsidiary by Ispat for working capital needs.  The loan is subordinated to other debt of Mexico Operating Subsidiary and secured by a second priority lien on certain inventory and receivables.

7.                                       Sale of Non-Core Assets.  Mexico Operating Subsidiary was entitled to sell certain non-core assets in 2002 in order to repay some of the debt relating to its shipping loans.

The Structured Senior Export Certificates due 2005 (the “1996 Certificates”) are denominated in U.S. dollars with effective interest payable quarterly at 11.64% per annum.  The principal amount of the Senior Certificates is payable in quarterly installments until May 2005.

AT CANADA OPERATING SUBSIDIARY:

Senior Secured Credit Facilities

The Tranche B facility is bearing an interest at rates ranging from LIBOR plus 1.75% to LIBOR plus 4.55% depending on the achievement of certain financial ratios.  For 2003 the effective average rate is 6.46% (2002 effective average rate was 7.60%).  The facility will mature in July 2004 and is repayable in installments of $0.3 in March 2004 and $118 in July 2004.

The Tranche C facility is bearing an interest at rates ranging from LIBOR plus 2.25% to LIBOR plus 5.05% depending on the achievement of certain financial ratios.  For 2003 the effective average rate is 6.96% (2002 effective average rate was 8.11%).  The facility will mature in January 2005 and is repayable in installments of $0.3 in March 2004, $0.3 in June 2004 and $118 in January 2005.

The Senior Secured Credit Facility is collateralized by all property, plant and equipment of the Canadian Operating Subsidiary and a second ranking charge on accounts receivables and inventories.  Ispat has no interest rate swap agreement as of December 31, 2003 (2002 - $200).

AT TRINIDAD OPERATING SUBSIDIARY:

Senior Secured Notes, 10.4%

The 10.4% Senior Secured Notes are denominated in U.S. dollars and have been used to finance the construction of a direct reduced iron plant.  The notes mature in May 2008 with principal and interest repayable in semi-annual installments started in November 2002.

International Finance Corporation

Loans payable to the International Finance Corporation are denominated in U.S. dollars and collateralized by property, plant and equipment with a net book value of $397 at December 31, 2003 (2002-$410).  Principal and interest are due in semi-annual installments beginning December 1998 with interest accruing at LIBOR plus 3.25% to 3.38%, maturing in 2004 through 2006.

At the request of the Trinidad Operating Subsidiary, the International Finance Corporation and their Participants have agreed to a waiver of the current ratio requirement for December 31, 2001, an amendment to the current ratio covenant for 2002 and a waiver of the late payment of principal due on December 15, 2001.

AT ISPAT EUROPE GROUP:

Senior Secured Notes Denominated in Euro, Due February 1, 2011, 11.875%

Ispat Europe Group SA, a wholly owned subsidiary of Ispat has issued Senior Secured Notes worth €150 million.  The Bonds issued on February 1, 2001 will mature on February 1, 2011.  These Notes are secured by mortgage over the Property plant and equipment of the German Subsidiaries and an indirect pledge on the shares of the French Operating Subsidiary.  The interest rate is fixed at 11.875% per annum and payable semi-annually.

FROM AN AFFILIATE:

Loans are payable to an affiliate The Richmond Investment Holdings Limited and are denominated in U.S. dollars.  The interest rates on these loans are three months LIBOR plus 300 basis points (4.15% at December 31, 2003).  Out of $94 outstanding as on December 31, 2003 (2002-$nil) $80 is payable on October 6, 2005 and $14 is payable on December 30, 2005.

OTHER:

Shipping Subsidiaries

Loans payable at shipping subsidiaries are denominated in U.S. dollars to finance the purchase of equipment collateralized by the related assets.  The interest rates on the loans range from 7.36% to 8.11%.  Principal and interest are due in monthly/semi-annual installments with maturities ranging from 2005 to 2007.

OTHER:

Various loans with interest rates ranging from 0.6% to 7.5% for other loans.

Maturities of long-term debt at December 31, 2003 are as follows:

Years ending December 31,
2004	$196
2005	787
2006	449
2007	261
2008	102
Subsequent years	315
Total	$2,110

Certain long-term debt and other agreements of Ispat and its subsidiaries provide for various covenants that restrict the ability of certain of Ispat’s subsidiaries to pay dividends, make certain payments, incur additional indebtedness, make certain investments, create liens, guarantee indebtedness, sell or acquire assets, enter into mergers or consolidations and form subsidiaries, as well as require compliance with certain other financial maintenance tests in certain cases.  Such financial maintenance tests include certain financial ratios and minimum levels of net worth.  A significant part of Ispat’s net assets at December 31, 2003 (see Note 10) was subject to restrictive covenants, affecting capital distributions and the ability of the subsidiaries to loan or advance funds to the shareholders and other restrictions.

NOTE 9:  FINANCIAL INSTRUMENTS AND CREDIT RISK

Fair Value of Financial Instruments

The estimated fair values of Ispat’s financial instruments at December 31, 2002 and 2003 are summarized below:

The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require considerable judgment in interpreting market data and developing estimates.  Accordingly, the estimates presented herein are not necessarily indicative of the amounts that Ispat could realize in a current market exchange.  The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The carrying amounts of Ispat’s cash and cash equivalents, accounts receivable and short-term investments approximate their fair values.  Cash equivalents are carried at cost, which approximates market value and accounts receivable and short-term investments are short-term in nature.

Ispat’s short and long-term debt consists of debt instruments which bear interest at fixed rates and variable rates tied to market indicators.  The fair value of Ispat’s variable rate debt approximates its carrying amount given the floating rate nature of the debt at prevailing market rates.  The fair value of fixed rate debt is based on estimated future cash flows discounted using the current market rates for debt of the same remaining maturities and credit risk.  The estimated fair values of Ispat’s short and long-term debt are as follows:

	December 31, 2002		December 31, 2003
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value

Instruments payable bearing interest at variable rates	$1,646	$1,421	$1,655	$1,575

Instruments payable bearing interest at fixed rates	501	379	455	360

Long-term debt, including current portion	$2,147	$1,800	$2,110	$1,935

Payable to banks	$137	$137	$167	$167

The fair value of forward exchange contracts, all of which are short-term in nature, was estimated based on the applicable year-end exchange rates and are presented below:

	Foreign Currency Forward Contracts December 31,
	2002	2003
Fair value	$16	$78
Carrying Amount	$16	$78

The fair value information presented herein is based on information available to management at the dates presented.  Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively valued for purposes of these financial statements.

Ispat uses futures and swap contracts to manage fluctuations in the cost of natural gas and certain nonferrous metals, primarily zinc which is used in the coating of steel.  Timing of these transactions corresponds to the expected need for the underlying physical commodity and is intended as a hedge against the cost volatility of these commodities.

A portion of the floating rate debt used in connection with the financing of the acquisition of the U.S. Operating Subsidiary was hedged through the use of an interest collar that expired on October 16, 2003.  Due to the decline in interest rates during fiscal years 2002, the fair value of the collar represented a derivative liability of approximately $14 at December 31, 2002.

Credit Risk

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted and from movements in interest rates and foreign exchange rates.  Ispat does not anticipate non-performance by counterparties.  Ispat generally does not require collateral or other security to support financial instruments with credit risk.

Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

Financial instruments that potentially subject Ispat to credit risk primarily consist of trade accounts receivable and derivative contracts.

Ispat considers its credit risk associated with trade accounts receivable to be somewhat limited due to a large number of customers comprising Ispat’s customer base and their geographic dispersion.  Ispat sells a significant amount of product pursuant to orders throughout its main markets.  Ispat grants credit based on evaluations of its customers’ financial situation, in certain cases without requiring guarantees or letters of credit, and monitors the exposure of potential losses from granting credit.

The counterparties to derivative contracts are generally major financial institutions and credit risk is generally limited to the unrealized gains and losses on such contracts should the counterparties fail to perform as contracted.  Additionally, Ispat utilizes a portfolio of financial institutions either headquartered or operating in the same countries in which Ispat conducts its business.  As a result, Ispat considers the risk of counterparty default to be minimal.

A portion of the floating rate debt used in connection with the financing of the acquisition of the U.S. Operating Subsidiary was hedged through the use of an interest collar that expired on October 16, 2003.  Due to the decline in interest rates during fiscal years 2002, the fair value of the collar represented a derivative liability of approximately $14 at December 31, 2002.

The U.S. Operating Subsidiary had $ 1,107 of long-term debt (including debt due within one year) outstanding at December 31, 2003.  Of this amount $902 is floating rate debt (fair value $ 822).  The remaining $ 205 of fixed rate debt had a fair value of $149.  Assuming a hypothetical 10% decrease in interest rates at December 31, 2003, the fair value of this fixed rate debt would be estimated to be $ 200.  Fair market values are based upon market prices or current borrowing rates with similar rates and maturities.

The Mexico Operating Subsidiary utilizes derivative commodity instruments not for trading purposes but to hedge exposure to fluctuations in the costs of natural gas.  In February 2001, the Mexico Operating Subsidiary entered into a fixed price natural gas contract with Pemex at a price of $4 per mmbtu, excluding transportation charges, for a volume of 25350 G cal per day.  This contract expired in December 31, 2003.  For gas requirements in 2004, Ispat has entered into contracts in the futures market for a total volume of 7,300,000 MMBTU, at an average net price of $ 5.59 per MMBTU (excluding transportation charges).  A hypothetical 10% fluctuation on the purchase price of natural gas will have an impact on pre-tax income of approximately $23.  The fair value of such contracts as on December 31, 2003 was $44 (2002 - $161).

At the Canadian Operating Subsidiary, an annual consumption of natural gas of Canadian Dollar 79 million (2002 - Canadian Dollar 38 million) at an exchange rate of 0.76 (Canadian Dollar to U.S. Dollar) would result in an annual consumption of $60 (2002 - $29).  Therefore, a hypothetical 10% fluctuation in the purchase price of natural gas would have an impact on pre-tax income at the Canadian Operating Subsidiary of approximately $6 (2002 - $3).

NOTE 10:  SHAREHOLDERS’ EQUITY

The authorized common shares of Ispat consisted of 500,000,000 class A shares, with a par value of €0.01 per share, and 72,150,000 class B shares, with a par value of €0.10 per share.  At December 31, 2002, 54,850,000 Ispat class A shares and 72,150,000 Ispat class B shares were issued and 49,587,492 (2002:  51,735,794) Ispat class A shares and 72,150,000 (2002:  72,150,000) Ispat class B shares were outstanding.

In connection with the introduction of Euro on January 1, 2002, Ispat converted the nominal value of its shares from Dutch Guilders into Euro.  The articles of association were amended on December 31, 2001 based on the resolution of the shareholders meeting held on December 21, 2001.  By this conversion the total common stock par value of Ispat increased by $3, which had been accounted for through Additional Paid-in Capital in Equity.

The preference and relative rights of Ispat’s class A shares and class B shares are substantially identical except for disparity in voting power and conversion rights.  Holders of Ispat’s class A shares are entitled to one vote per share and holders of Ispat’s class B shares are entitled to ten votes per share on all matters submitted to a vote of shareholders.  Each Ispat class B share is convertible, at the option of the holder, into one Ispat class A share.

At December 31, 2003, Ispat had 5,262,508 of its own class A shares, which it purchased on the open market for a net consideration of $110 (at December 31, 2002:  3,114,206 at a consideration of $103).

During the year 2003, Ispat sold 23,532 (2002 - 2,117,781) of its treasury stock shares to Ispat Inland Pension Fund for a total consideration of $0.01 (2002 - $5).  Also, Ispat bought back 2,263,000 (2002 - 139,200) of its shares from the open market during the year at a consideration of $9 (2002 - $1) under a share buy-back program announced by Ispat.

These shares have been acquired for the purpose of Ispat’s employee stock option plan.

All calculations to determine the amounts available for dividends are based on Ispat’s Dutch statutory accounts, which, as a holding company, are different from its consolidated accounts.

Ispat has no manufacturing operations of its own.  Accordingly, it can only pay dividends or distributions to the extent it is able to arrange the cash dividend distribution from its subsidiaries, recognizes gains from the sale of its assets or records share premium from the issuance of (new) common shares.  Certain of Ispat’s Operating Subsidiaries are subject to restrictions under the terms of their debt agreements for paying dividends.  As a result, subsidiaries of Ispat had $375 in retained earnings, which are free of restriction for the payment of dividend at December 31, 2003.  Dividends are payable by Ispat in either U.S. dollars or in Euros.

Ispat received no cash dividends for the years 2001, 2002 and 2003, respectively, from its operating subsidiaries.

In 2001, Ispat recorded a capital contribution of $3 relating to the gain on the sale of assets to a party under common control of Ispat’s principal shareholder.

Stock Option Plan

In 1999, Ispat adopted a stock option plan, the Ispat Plan.  Under the terms of the Ispat Plan, Ispat may grant options to senior management of Ispat and its affiliates for up to 6,000,000 shares of common stock.  The exercise price of each option equals not less than the fair market value of Ispat stock on the date of grant, with a maximum term of 10 years.  Options are granted at the discretion of Ispat’s Board of Director’s Plan Administration Committee or its delegate.  The options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant.

Prior to 2003, Ispat had chosen to account for stock-based compensation using the intrinsic value method prescribed in APB 25, and related Interpretations.  Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of Ispat’s stock at the date of the grant over the amount an employee must pay to acquire the stock.  As indicated above, all options were granted at an exercise price equal to or greater than the fair market value on the date of grant and accordingly, no compensation expense has been recognized in these financial statements pursuant to APB 25 effective January 1, 2003.  Ispat has decided to expense stock-based compensation under the fair value recognition provisions of SFAS 123 (see Note 2).

The fair value of each option grant of Ispat stock is estimated on the date of grant using Black-Scholes Model Method with the following weighted-average assumptions used:

	Year of Grant
	2001	2002	2003
Dividend Yield	—	—	—
Expected annualized volatility	—	83%	—
Discount rate - bond equivalent yield	—	5.03%	—
Expected life in years	—	8	—

The status of the Ispat Plan with respect to Ispat is summarized below at December 31, 2003:

	Number of shares	Weighted average exercise price ($)
Opening balance as of January 1, 2001	2,512,000	10.19
Granted during the year	—	—
Exercised	—	—
Forfeitures	(310,000)	10.30
Outstanding at December 31, 2001	2,202,000	10.17
Granted during the year	1,349,500	2.26
Exercised	—	—
Forfeitures	(160,000)	7.95
Outstanding at December 31, 2002	3,391,500	7.13
Granted during the year	—	—
Exercised	(91,166)	7.08
Forfeitures/restoration	39,000	11.72
Outstanding at December 31, 2003	3,339,334	7.32

At December 31, 2003, the stock options are exercisable as follows:

	Options	Average exercise price ($)(1)
2003	2,530,111	8.93
2004	2,934,723	8.01
2005	3,339,334	7.32
2006	3,339,334	7.32
2007	3,339,334	7.32

(1)  Based on exercise prices of $11.94, $8.57 and $2.26 for 1999, 2000 and 2002 the respective years of the grant date.

NOTE 11:  EMPLOYEE BENEFIT PLANS

DEFINED BENEFIT PLANS

Ispat’s principal Operating Subsidiaries in the U.S., Canada, Trinidad, Germany and France provide defined benefit pension plans to their employees.  A brief summary of the plans provided by the subsidiaries in the countries in which Ispat operates is as follows:

U.S. and Canadian Plans

The U.S. Operating Subsidiary’s Pension Plan and Pension Trust which covers certain employees of Ispat, is a non-contributory benefit plan with pensions based on final pay and years of service for all salaried employees and certain wage employees, and years of service and a fixed rate (in most instances based on frozen pay or on job class) for all other wage employees including members of the United Steelworkers of America.

The Canadian Operating Subsidiary offers contributory and non-contributory defined benefit pension plans for substantially all of its employees.  Benefits for the non-contributory plans are generally calculated based on the number of years of service of the unionized employees and based on actuarial computations.  Benefits for the contributory plans are generally calculated based on the number of years of service and the maximum average eligible earnings of each employee during any period of five consecutive years.

The Canadian Operating Subsidiary provides certain post-employment and post-retirement medical benefits and life insurance for certain groups of retired employees.  Ispat is accruing the cost of these benefits for current and future retirees using the projected unit credit actuarial method.

Trinidad Plan

Ispat’s Operating Subsidiary in Trinidad maintains a contributory defined benefit pension plan for substantially all of its employees, the benefits of which are based on the employees’ length of service.

European Plans

The German Operating Subsidiaries maintain unfounded defined pension plans for a certain number of employees the benefits of which are based on such employees’ length of service and applicable pension table under the terms of individual agreements.

Additionally, certain of the employees at the Duisburg operations, after completing a minimum period of continuous employment are entitled to a Pension benefit based on length of service and compensation.

Under French law, the French Operating Subsidiaries have an obligation to pay lump sum retirement indemnities to employees calculated based on the length of service and compensation at retirement.  The French Operating Subsidiaries also have a commitment to provide additional post-retirement benefits linked to years of service and compensation at retirement reduced by retirement benefits available from the state managed pension scheme.

Additionally, lump sum payments are also required to be paid to employees who have completed a defined number of years of service in Ispat.

Mexican Plan

The Mexico Operating Subsidiary is obligated to provide seniority premiums, which consist of a one-time payment of 12 days wages for each year worked, calculated on the basis of the latest salary.  Maximum salary used in these calculations is limited to double the legal minimum wage.

The components of the net periodic benefit cost of the defined benefit plans for the years ended December 31 are as follows:

	Pension benefits U.S. and Canadian Plans
	2001	2002	2003
Components of net periodic benefit cost:
Service cost	$36	$42	40
Interest cost	180	177	183
Expected return on plan assets	-211	-210	-202
Special termination benefits	8	0	0
Recognized actuarial gain	-1	1	2
Amortizations	9	9	13
	$21	$19	$36

	Pension benefits U.S. and Trinidad Plan
	2001	2002	2003
Components of net periodic benefit cost:
Service cost	$2	$2	$2
Interest cost	3	3	3
Expected return on plan assets	-5	-5	-6
Net amortizations	0	-1	0
	$—	$-1	$-1

	Pension benefits European plans
	2001	2002	2003
Components of net periodic benefit cost:
Service cost	$1	$2	$2
Interest cost	2	2	2
	$3	$4	$4

The following assumptions were used:

	2001	2002	2003
Discount rates for obligations	6.50%-7.50%	6.50%-8.00%	6.25%-6.50%
Assumed rates of compensation increases	4.00%	4.00%-5.50%	3.00%-5.28%
Expected long-term rate of return on assets	7.75%-9.50%	7.50%-9.50%	8.00%-9.50%

The change of benefit obligation and plan assets and reconciliation of funded status through the measurement date are as follows:

	Trinidad Plan
	Year Ended December 31,
	2002	2003
Change in benefit obligation
Benefit obligation at beginning of the period	28	40
Service cost	2	2
Interest cost	3	3
Participants’ contributions	1	1
Benefit improvements	5	—
Actuarial (gains) losses	2	8
Benefits paid	(1)	(1)
Benefit obligation at end of the period	40	53

Change in fair value of plan assets
Fair value of plan assets at beginning of the period	54	61
Actual return on plan assets	7	16
Employers’ contribution	1	1
Participations’ contribution	1	1
Benefits paid	(2)	(2)
Fair value of plan assets at end of the period	61	77

Funded status of the plans	21	24
Unrecognized net actuarial losses	(15)	(2)
Unrecognized transition assets	(2)	(15)
Unrecognized prior service cost	12	10
Prepaid pension at end of period	16	17

	U.S. and Canadian Plans (1)
	Year Ended December 31,
	2002	2003
Change in benefit obligation
Benefit obligation at beginning of the period	2,482	2,605
Service cost	42	40
Interest cost	177	183
Participants’ contributions	1	1
Plan amendment	—	41
Actuarial losses	115	242
Foreign currency exchange rate differences	3	65
Benefits paid	(215)	(214)
Benefit obligation at end of the period	2,605	2,963

Change in fair value of plan assets
Fair value of plan assets at beginning of the period	2,043	1,741
Actual return on plan assets	(98)	324
Employers’ contribution	8	140
Participants’ contribution	1	1
Foreign currency exchange rate differences	2	42
Benefits paid	(215)	(216)
Fair value of plan assets at end of the period	1,741	2,032

Underfunded status of the plans	(864)	(931)
Unrecognized net actuarial gains	830	941
Unrecognized prior service cost	84	117
Accrued pension liability at end of period	50	127
Accrued benefit liability (2)	(842)	(918)
Intangible asset	84	117
Accumulated other comprehensive income	808	928
Amount recognized on balance sheet	50	127

(1)  The actuarial computation for the U.S. Operating Subsidiary was performed at November 30, 2003 while the actuarial computation for the other Operating Subsidiaries was performed at December 31, 2003.

(2)  At U.S. Operating Subsidiary an amount of $112 has been recorded under current liabilities.

	European Plans
	Year Ended December 31,
	2002	2003
Change in benefit obligation
Benefit obligation at beginning of the period	32	42
Service cost	2	2
Interest cost	2	3
Plan amendments	(2)	—
Actuarial losses	3	—
Foreign currency exchange rate differences	5	11
Benefit obligation at end of the period	42	58
Underfunded status of the plans	(42)	(58)
Accrued pension liability at end of period	(42)	(58)
Amount recognized on balance sheet	(42)	(58)

Post-retirement benefits

Ispat’s Operating Subsidiaries in the U.S., Canada and France provide post-retirement benefits, including medical benefits and life insurance benefits to retirees.  The post-retirement plans relate to the U.S., Canadian and French operating subsidiaries.

Substantially all of the U.S. Operating Subsidiary’s employees are covered under post-retirement life insurance and medical benefit plans that require deductible and co-insurance payments from retirees.  The post-retirement life insurance benefit formula used in the determination of post-retirement benefit cost is primarily based on applicable annual earnings at retirement for salaried employees and specific amounts for hourly employees.  The U.S. Operating Subsidiary does not prefund any of these post-retirement benefits.  Effective January 1, 1994, a Voluntary Employee Benefit Association Trust was established for payment of health care benefits made to United Steel Workers of America.  Funding of the Trust is made as claims are submitted for payment.

The net periodic post-retirement benefit cost was as follows:

	U.S. and Canadian Plans
	2001	2002	2003
Service cost	9	8	10
Interest cost	61	59	59
Amortization	(20)	(20)	(20)
Special termination benefits	3	—	—
Recognized (gains)	(3)	(1)	—
Net periodic benefit cost	50	46	49

	European Plans
	2001	2002	2003
Service cost	1	2	1
Interest cost	1	1	1
Net periodic benefit cost	2	3	2

The following weighted average assumptions were used in accounting for the post-retirement benefit plan:

	November 30,
	2001	2002	2003
Discount rates for obligations	7.50%	6.50%-7.10%	6.25%-6.50%
Rate of compensation increase	4.00%	4.00%	3.00%-5.28%
Health care cost trend rate	4.50%	4.50%	4.50%-9.20%

The following tables sets forth the post-retirement benefit obligation at the dates indicated:

	U.S. and Canadian Plans
	Year Ended December 31,
	2002	2003
Benefit obligation at beginning of period	812	855
Service cost	8	9
Interest cost	59	59
Actuarial losses	33	172
Plan amendment	—	(105)
Foreign currency exchange rate changes	—	4
Benefits paid	(57)	(65)
Benefits obligation at end of period	855	929
Fair value of assets	—	—
Underfunded status of plan	(855)	(929)
Unrecognized net (gain)	(65)	105
Unrecognized prior service cost	(83)	(166)
Accrued post-retirement benefit obligation at end of period	(1,003)	(990)

	European Plans
	Year Ended December 31,
	2002	2003
Benefit obligation at beginning of the period	15	20
Service cost	2	1
Interest cost	1	1
Benefits paid	(1)	(1)
Foreign currency exchange rate differences	3	4
Benefit obligation at end of the period	20	25
Fair value of assets	—	—
Underfunded status of the plans	(20)	(25)
Unrecognized prior service cost	—	—
Accrued post-retirement benefit obligation at end of period	(20)	(25)

An increase of 1% in the health care cost trend rate of the U.S. Operating Subsidiary would increase the benefit obligation by $111 and the annual net periodic cost by $9.  A 1% decrease would reduce the benefit obligation by $99 and the annual net periodic annual net cost by $8.

At the Canadian Operating Subsidiary, for evaluation purposes, the annual growth rate assumption for the cost of health care for each participant was established at 9.2% in 2003.  The rate is expected to gradually decline to 3.6% in 2011 and remain at this level subsequently.  A 1% change would have an effect of $2.

NOTE 12:  INCOME TAX EXPENSE (BENEFIT)

The breakdown of the income tax expense (benefit) before extraordinary gains or losses is as follows:

	Year Ended December 31,
	2001	2002	2003

Current:
U.S.	$—	$-3	$11
America’s (excluding U.S.)	2	14	3
Europe	4	4	5
Others	2	3	3
Total current income tax expense (benefit)	$8	$18	$22

Deferred:
U.S.	-75	-17	-22
America’s (excluding U.S)	-38	-59	-18
Europe	-1	4	10
Total deferred income tax expense (benefit)	$-114	$-72	$-30
Total income tax expense (benefit)	$-106	$-54	$-8

The following table reconciles the income tax expense compared at the statutory rate of each tax jurisdiction and Ispat’s overall effective tax rate:

		Year ended December 31,
		2001	2002	2003
Tax expense (benefit) at aggregate statutory rates of all jurisdictions:
U.S.		$-69	$6	$-13
America’s (excluding U.S)		-124	8	24
Europe		-3	12	23
Others		0	1	5
		$-196	$27	$39

Increase (decrease) resulting from:
Benefit arising from interest in partnership	America’s	-21	-13	-15
Valuation allowance	America’s	13	-16	-12
Valuation allowance	Europe	-8	-2	0
Effects of foreign currency translation	America’s	18	-34	-12
Restructuring	Europe	12	-4	-8
Tax loss carryforwards	America’s	33	27	0
Depreciation	America’s	0	-55	0
Export allowances	America’s	0	28	1
Miscellaneous accruals	U.S.	-3	-23	0
Inflationary effects	America’s	35	14	0
Non-deductible expense	America’s	6	2	0
Participation in results of subsidiaries and others	America’s	0	-8	0
Others	Various	5	3	-1
Income tax expense (benefit)		$-106	$-54	$-8

Deferred Income tax

Temporary differences and the resulting deferred tax assets and liabilities at December 31, 2002 and 2003 are summarized as follows:

		Year Ended December 31,
		2002	2003
Current deferred tax assets:
Facilities relocation restructuring	U.S.	$19	$19
Accrued vacation	U.S.	13	11
Inventories	Europe	6	7
Inventories	U.S.	6	0
Accrued expenses	America’s	1	5
Tax loss carryforwards	America’s	20	0
Others	U.S.	2	4
Others	America’s	2	2
Others	Europe	2	5
Total current deferred tax assets		$71	$53

		Year Ended December 31,
		2002	2003
Noncurrent deferred tax assets:
Employee benefit costs	U.S.	$346	$345
Minimum pension liability	U.S.	275	321
Net operating losses and alternative minimum tax	U.S.	191	251
Net operating losses and alternative minimum tax	America’s	66	65
Others	America’s	101	173
Others	Europe	58	78
Others	U.S.	48	46
Total noncurrent deferred tax assets		1,085	1,279
Total deferred tax assets		1,156	1,332
Valuation allowances
Valuation allowance	Europe	-60	-73
Valuation allowance	America’s	0	-14
Valuation allowance	Others	-3	0
		-63	-87
Net deferred tax asset after valuation allowances		$1,093	$1,245

		Year Ended December 31,
		2002	2003
Current deferred tax liabilities:
Amortization expense	U.S.	$-4	$-5
Capitalized interest	U.S.	0	-2
Deduction in purchase in lieu of cost of sales	America’s	-19	-20
Total current deferred tax liabilities		$-23	$-27

Noncurrent deferred tax liabilities:
Property, plant and equipment	U.S.	-486	-507
Property, plant and equipment	America’s	-135	-154
Investment in joint ventures	U.S.	-51	-51
Others	America’s	-7	-10
Others	Europe	-11	-32
Other	U.S.	-1	-1
Total noncurrent deferred tax liabilities		-691	-755
Total deferred tax liabilities		-714	-782
		$379	$463

At December 31, 2003, Ispat had a valuation allowance of $87 ($63 at December 31, 2002) to reduce its deferred tax assets to estimated realizable value.  The valuation allowance primarily relates to the deferred tax assets arising from tax loss operating carryforwards and capital loss carryforwards in France as well as other temporary timing differences.  In France, tax loss operating carryforwards and capital loss carryforwards have no expiration date.  The utilization of tax operating carryforwards is, however, restricted to the taxable income of the subsidiary generating the losses.  In addition, capital loss carryforwards can only be offset against capital gains.  The increase in the total valuation allowance, arising from French Operating and Canadian Operating Subsidiary, for the year ended December 31, 2003 was principally from a reduction in the temporary timing differences between the fiscal and commercial valuation of certain balance sheet items as well as a limited utilization of the tax loss carry forward.  Offsetting this increase was a decrease in the valuation allowance at Trinidad Operating Subsidiary.

At December 31, 2003, based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary timing differences are anticipated to reverse, management believes it is more likely than not that Ispat will realize the benefits of these deductible differences, net of the valuation allowances, at December 31, 2003.  However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised.

Ispat has not provided any deferred income taxes on the undistributed earnings of its foreign subsidiaries based upon its determination that such earnings will be indefinitely reinvested.  At December 31, 2003, the cumulative undistributed earnings of these subsidiaries were approximately $375 million ($321 million at December 31, 2002).  If such earnings were not considered indefinitely reinvested, deferred foreign income taxes would have been provided, after consideration of estimated foreign tax credits.  However, determination of the amount of deferred federal and foreign income taxes is not practical.

Tax loss carry forward

At December 31, 2003, the U.S., the Mexican and the Canadian Operating Subsidiary had their net operating loss carryforwards expiring as follows:

Year Expiring
2009	$65
2010	47
2011	33
2012	97
2013	14
2019	80
2020	190
2021	260
2023	152

At Germany, Trinidad, France and the Netherlands the net operating loss carryforwards do not expire and are indefinite.

NOTE 13:  OTHER OPERATING EXPENSES

Other operating expenses include:

	Year ended December 31,
	2001	2002	2003

Closure of Company’s Irish Operating Subsidiary	$17	$—	$—

Arbitration settlement with respect to a scrap supply contract	19	0	0

Write-down in value of certain e-commerce software (1)	17	0	0

Impairment loss on oceangoing vessels (1)	22	0	0

Write-off of Empire Mine investments	0	39	0

Impairment loss on 2A Bloomer and 21” Bar Mill	0	23	0
	$75	$62	$—

(1)  Certain regroupings have been made to the prior period’s financial statements in order to conform to 2002 groupings.

NOTE 14:  PROVISIONS AND ALLOWANCES

	Balance at December 31, 2002	Additions charged to cost and expenses	Deduction / release	Balance at December 31, 2003

Accounts receivable	$41	$6	$—	$47

Environmental (see Note 16)	28	9	0	37

Shutdown reserves (1)	23	7	3	27

Voluntary severance offer and other.	1	0	0	1

Deferred tax valuation allowances	63	0	24	87

(1)  The U.S. Operating Subsidiary maintains various shutdown reserves for former or dormant entities.  Additions relate to liability recorded upon adoption of SFAS 143 on January 1, 2003 and accretion during 2003 (see Note 15).

NOTE 15:  COMMITMENTS

Ispat leases various facilities, land and equipment under non-cancelable lease arrangements, which expire at various dates through 2031.  In most cases, management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases.

Future minimum lease payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year are as follows:

Year ending
2004	$19
2005	16
2006	7
2007	4
2008	4
Thereafter	39
Total minimum lease payments	$89

Rent expense amounted to $29, $27 and $30 for the years ended December 31, 2001, 2002 and 2003, respectively.

In the normal course of business, Ispat enters into various long-term raw material supply contracts, which generally provide for the purchase prices to be negotiated annually based on market prices.

In the ordinary course of its business Ispat has guaranteed certain debts of its subsidiaries, totaling $1,500.

On July 16, 1998, Ispat’s U.S. Operating Subsidiary entered into an agreement (the “Agreement”) with the Pension Benefit Guaranty Corporation (the “PBGC”) to provide certain assurances with respect to the U.S. Operating Subsidiary’s Pension Plan.  In accordance with the Agreement, Ispat provided the PBGC a $160 letter of credit, which expired on July 9, 2003, and had made $242 of contributions to the Pension Trust through June 30, 2003.  The U.S. Operating Subsidiary made a further payment of $54.5 during the first quarter of 2003.  In addition, the U.S. Operating Subsidiary granted to the PBGC a first priority lien on selected assets.  In July 2003, the U.S. Operating Subsidiary reached an agreement with the PBGC regarding alternative security for the $160 letter of credit.  The letter of credit was allowed to expire, and in its place, the U.S. Operating Subsidiary agreed to contribute $160 to its Pension Plan over the next two years.  The U.S. Operating Subsidiary contributed $50 in July 2003, $21 in September 2003, and is required to contribute $82.5 in 2004 and $27.5 in 2005.  Additionally, the U.S. Operating Subsidiary pledged $160 of non-interest bearing First Mortgage Bonds to the PBGC as security until the remaining $110 has been contributed to the Pension Plan and certain tests have been met.

Also, under the Agreement, Ryerson Tull Inc., the former parent of the U.S. Operating Subsidiary, provided to the PBGC a $50 guarantee of the U.S. Operating Subsidiary’s pension plan obligations, later issuing a letter of credit to secure this guarantee.  The U.S. Operating Subsidiary committed to take all necessary action to replace the guaranty/letter of credit by July 16, 2003, but was unable to do so, and therefore the guaranty and letter of credit continued in place.  Separately, on September 15, 2003, the U.S. Operating Subsidiary entered into a settlement agreement with Ryerson Tull under which, among other things, Ryerson Tull paid the U.S. Operating Subsidiary $21 to release Ryerson Tull from various environmental and other indemnification obligations arising out of the sale by Ryerson Tull of the U.S. Operating Subsidiary to Ispat.  The $21 received from Ryerson Tull was paid into the U.S. Operating Subsidiary Pension Plan and went to reduce the amount of the Ryerson Tull guaranty/letter of credit.  The U.S. Operating Subsidiary has agreed to make specified monthly contributions to its Pension Plan totaling $29 over the twelve-month period beginning January 2004, thereby eliminating any remaining guaranty/letter of credit obligations of Ryerson Tull with respect to the U.S. Operating Subsidiary’s Pension Plan.  In addition, the U.S. Operating Subsidiary committed to reimburse Ryerson Tull for the cost of the letter of credit to the PBGC, and to share with Ryerson Tull one-third of any proceeds which the U.S. Operating Subsidiary might receive in the future in connection with a certain environmental insurance policy.

The U.S. Operating Subsidiary has guaranteed $55 of long-term debt attributable to I/N Kote, one of its equity investments.

The U.S. Operating Subsidiary has a 15 year agreement, with approximately 11 years remaining, with a third party to purchase approximately 1.2 million tons of coke annually, on a take or pay basis at prices determined by certain cost factors from a heat recovery coke battery facility located on land leased to the third party.  Under a separate tolling agreement with another third party, the U.S. Operating Subsidiary has committed to pay tolling charges over approximately 11 remaining years to desulpharize exhaust gas from the coke battery and to convert the heat output from the coke battery to electrical power and steam.  At December 31, 2003 and 2002, the estimated minimum tolling charges remaining over the life of this agreement were approximately $199 and $225 respectively.

The U.S. Operating Subsidiary has, as a part of the agreement covering the 1990 sale of the Inland Lime & Stone Company division assets, agreed, subject to certain exceptions, to purchase at prices which approximate market, its annual limestone needs through 2002.  With the completion of that agreement, the U.S. Operating Subsidiary is considering competitive bids for its limestone needs for 2003 and beyond.

The U.S. Operating Subsidiary has a total amount of firm commitments to contractors and suppliers in connection with construction projects primarily related to additions to property, plant and equipment for an amount of $2 million at December 31, 2003, and $7 at December 31, 2002.

In the fourth quarter of 2002, the U.S. Operating Subsidiary recognized a write-off amounting to $39 for the assets associated with the Empire Mine Partnership.  The U.S. Operating Subsidiary agreed to sell part of its interest in the Empire Partnership to a subsidiary of Cleveland-Cliffs Inc. for ‘one’ U.S. Dollar thereby reducing its interest to 21%.  Cleveland-Cliffs, Inc. will indemnify the U.S. Operating Subsidiary for liabilities associated with the Operating Subsidiary’s continuing ownership interest in the Empire Partnership.  The U.S. Operating Subsidiary will have the option to sell its remaining interest in the Empire Partnership for ‘one’ U.S. Dollar to a subsidiary of Cleveland-Cliffs Inc. at any time after December 31, 2007.  In addition, for twelve years, the U.S. Operating Subsidiary will purchase from subsidiaries of Cleveland-Cliffs all of its pellet requirements beyond those produced by the Minorca Mine and such subsidiary’s remaining interest in Empire.  The U.S. Operating Subsidiary will pay a price for such pellets based on an agreed methodology, which is fixed for 2003 and 2004 and will be adjusted thereafter based on a formula.

Under the new 10 5/8% Senior Structured Export Certificates (the “New SENs”) of Imexsa Export Trust No. 96-1 issued in exchange for outstanding 10 1/8% Senior Structured Export Certificates of Imexsa Export Trust No. 96-1 (See Notes 9 and 19), Ispat’s Mexican Operating Subsidiary is committed to sell steel slabs to Mitsubishi Corporation and other customers with a Standard & Poor’s Ratings Services and Moody’s Investor Service, Inc. credit rating no lower than Mitsubishi during the term of the agreement, which expires in May 31, 2005, based on sufficient volumes of slabs to generate receivables in each quarter in an aggregate face amount equal to 2 times the scheduled quarterly debt service (principal and interest) of the New SENs. The selling price of steel slabs to Mitsubishi Corporation or other customer for any quarter is derived from a formula based on the market price.

In August 1999, the Mexican Operating Subsidiary entered into a long-term slab supply agreement commencing in January 2001, with a local customer APM S.A. de C.V. (now IMSA-MEX, S.A. de C.V.), whereby the customer will purchase 75% of its total slab requirements at 99% of the weighted average FOB Stowed base price for Mexican Operating Subsidiary’s non-affiliated customers plus the quality extras.  Under this contract the Mexican Subsidiary shipped approximately 0.817 million tones in 2002 and approximately 1.012 million tones in 2003.

On March 27, 1996, the Mexican Operating Subsidiary entered into an agreement for the period to December 31, 2005, with Pemex Gas y Petroquimica Basica (“Pemex”) to purchase natural gas.  On February 8, 2001, Ispat’s Mexican Subsidiary entered into a three year agreement for the period January 1, 2001 to December 31, 2003, with Pemex to purchase 25,350 Gcal per day of natural gas at a fixed price of $4 per mmbtu excluding transportation charges.  During 2004 the Mexican Operating Subsidiary will consume approximately 39,000 Gcal per day of natural gas to be invoiced by Pemex at the prevailing market price applied for each month.

Pursuant to its agreement with ISCOTT, Ispat was required to offer new shares representing 40% of its Trinidadian Operating Subsidiary’s total issued share capital in a public offering to Trinidadian and Tobagonian nationals and locally controlled corporations by June 30, 1998.  The Agreement also provides that such offering must be made at a fair price and on such other terms to be negotiated, and in default of agreement, by the Trinidad and Tobago Stock Exchange (the “TTSE”).  The Government extended the deadline to make the offering in the second half of 2000 and has also agreed in principle, as an alternative arrangement, to allow the shares of Ispat to be listed and offered on the TTSE.  Ispat is currently working with the Government to resolve the requirement.

In September 2002, the Trinidadian Operating Subsidiary in agreed with the National Gas Company of Trinidad and Tobago Limited (“NGC”) to pay outstanding amounts for gas supplied whereby they paid to NGC approximately $5 in 2002 and approximately $19 in 2003 and agreed to pay $10 in monthly installments in 2004 towards the outstanding balance including interest.  The Trinidadian Operating Subsidiary further agreed to accelerate certain of these payments to NGC in the event of increased cash flow under a variable factor method.

The Trinidadian Operating Subsidiary had an agreement with a third party to purchase between 2.5 and 4.5 million metric tons of direct reduction iron ore pellets annually, for ten years, on a take or pay basis.  In 2002 the parties reached an agreement to replace the remainder of the contract with annually negotiated purchase agreements and entered into an agreement for the purchase of 2.5 million metric tons of direct reduction iron ore pellets between January 1, 2002 and February 28, 2003.  The Trinidadian Operating Subsidiary entered into a subsequent agreement for the purchase of 3.0 million metric tons of direct reduction iron ore pellets between March 1, 2003 and February 29, 2004.  It is anticipated that in 2004 a further annual purchase agreement will be negotiated.

ASSET RETIREMENT OBLIGATIONS

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations.”  This Statement establishes standards for accounting for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.  Ispat adopted the Standard during the first quarter of 2003.  SFAS 143 requires that Ispat record the fair value of a legal liability for an asset retirement obligation (“ARO”) in the period in which it is incurred and capitalize the ARO by increasing the carrying amount of the related asset.  The liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset.  Ispat adopted the provisions of SFAS No. 143 on January 1, 2003.  Based on analysis Ispat has performed, it has been determined that there are two assets for which an asset retirement obligation must be recorded.

The first asset is Ispat’s Minorca Mine at Ispat Inland.  The Minorca Mine, through the Environmental Impact Statement (the “EIS”) process, does have a reclamation plan on file with the state of Minnesota.  Each year the Minorca Mine is required by the Minnesota Department of Natural Resources (the “MDNR”) to submit an annual mining and reclamation summary for the year just completed and to provide mining and reclamation plans for the coming year.  When possible the Minorca Mine reclaims abandoned areas on a yearly basis.  By doing this, the mine keeps up with the reclamation to avoid a huge cost at the end of the mine life.  Each fall the MDNR conducts a field review of prior reclamation work, to point out deficiencies that need to be corrected.  A complete environmental site assessment was done in 1996.  The Minnesota Pollution Control Agency conducted a multi-media inspection of the entire property with no violations.  Currently, Ispat Inland Mining Company is in compliance with all environmental standards and therefore, Ispat expects little or no environmental remediation at the time of closure of the mine.  As of December 31, 2003, the estimated total future reclamation costs have a fair value of $18 with an estimated potential reserve of 40,044,000 gross tons of pellets.

The second asset retirement obligation relates to the removal costs of the manufacturing facilities and remediation at the site property at Ispat Hamburg.  Under the terms of the lease agreement, Ispat Hamburg will be responsible for removal and remediation costs for the factory land at the end of its lease in 2013.  At Ispat Europe, there was a provision of $11 for retirement obligations on the same asset but not calculated in accordance with the provisions of SFAS 143, which was reversed on adoption of SFAS 143.

The cumulative impact of adopting SFAS 143, is an increase in assets and liabilities of $9 and $19, respectively.  Accordingly, a cumulative post-tax gain of $1 is reflected on the Consolidated Statement of Income as a Cumulative Effect of change in Accounting Principle.

Changes in the liability for asset retirement obligations during 2003 consisted of the following:

Total
Balance as of January 1, 2003
- Liability calculated as per SFAS 143	$17
- Provision for the liability created in previous years at Ispat Europe	11

Liabilities incurred	1

Reversal of provision not required	-11

Translation adjustment	2

Balance as of December 31, 2003	$20

The asset retirement obligation liability balances as if SFAS No. 143 had been adopted on January 1, 2001 (instead of January 1, 2003) were as follows:

	2002	2003
Liability for asset retirement obligations at beginning of period	$15	$17

Liability for asset retirement obligations at end of period	17	20

In 2003, the cumulative effect of change in accounting principle from the application of SFAS 143 was as follows:

Total
Cumulative retirement obligation arising from application of SFAS 143	$10

Provision previously recognized at Ispat Europe for the asset retirement obligation	-11

Cumulative gain effect of change in Accounting Principle	-1

NOTE 16:  CONTINGENCIES

In the ordinary course of its business, Ispat is party to various legal actions.

The U.S. Operating Subsidiary is involved in various environmental and other administrative or judicial actions initiated by governmental agencies.  While it is not possible to predict the results of these matters, the U.S. Operating Subsidiary does not believe environmental expenditures, excluding amounts that may be required in connection with the 1993 Consent Decree in the 1990 Environmental Protection Agency (“EPA”) lawsuit, will materially affect the results of operations or financial position.  Corrective actions relating to the EPA Consent Decree may require significant expenditures over the next several years that may be material to the results of operations, the financial position and the liquidity of Ispat.  At December 31, 2003, the reserves for environmental liabilities totaled $28, $22 of which is related to the sediment remediation under the 1993 EPA Consent Decree.  These amounts were unchanged from those outstanding at December 31, 2002.

In October 1996 the U.S. Operating Subsidiary was identified as a potentially responsible party due to alleged releases of hazardous substances from its Indiana Harbor Works facility and was notified of the Natural Resource Damages Act (NRDA) Trustees’ intent to perform an environmental assessment on the Grand Calumet River and Indiana Harbor Canal System.  A form of Consent Decree has been negotiated and the U.S. Operating Subsidiary currently believes it will be approved by the appropriate court in the first half of 2004 under which the U.S. Operating Subsidiary would pay approximately $1.5 in the first year and approximately $1.7 in each of the four years thereafter, for a total of approximately $8.2.  The U.S. Operating Subsidiary has also incurred approximately $0.5 in costs related to this matter which will be payable within 30 days of the Consent Decree.  Although the U.S. Operating Subsidiary has implemented an accounting reserve on this matter for approximately $8.7, the U.S. Operating Subsidiary currently believes that, as a result of related ongoing negotiations with the EPA, the U.S. Operating Subsidiary will be able to reduce the amount of a separate $28 environmental reserve established concerning the U.S. Operating Subsidiary’s 1993 environmental Consent Decree by $7 - $9.  Until such time as the matter is finally resolved, it is not possible to accurately predict, beyond the currently established reserve, the amount of the U.S. Operating Subsidiary’s potential liability or whether this potential liability could materially affect the U.S. Operating Subsidiary’s financial position.

On July 2, 2002 the U.S. Operating Subsidiary received a notice of violation (“NOV”) issued by the U.S. Environmental Protection Agency against Ispat, Indiana Harbor Coke Company, L.P. (“IHCC”) and Cokenergy, Inc., alleging violations of air quality and permitting regulations for emissions from the Heat Recovery Coal Carbonization facility which is operated by IHCC.  An amended NOV stating similar allegations was issued on August 8, 2002.  Although the U.S. Operating Subsidiary currently believes that its liability with respect to this matter will be minimal, the U.S. Operating Subsidiary could be found liable for violations and this potential liability could materially affect the financial position of the U.S. Operating Subsidiary.

The U.S. Operating Subsidiary is anticipated to make capital expenditures of $2 to $5 annually in each of the next five years for construction, and have ongoing annual expenditures (non-capital) of $35 to $40 for the operation of air and water pollution control facilities to comply with current federal state and local laws and regulations.

The U.S. Operating Subsidiary and an independent, unaffiliated producer of raw materials are parties to a long-term supply agreement under which the U.S. Operating Subsidiary was obligated to fund an escrow account to indemnify said producer of raw materials against a specific contingency.  Contributions to the escrow were determined by the agreement and the funds were restricted from the U.S. Operating Subsidiary’s use while in the escrow.  The U.S. Operating Subsidiary received full recovery of $39, the escrowed amount, in April of 2001.

In December 2001, the Trinidadian Operating Subsidiary settled arbitration proceedings with respect to a scrap supply contract.  This amounted to $21 of which $16 was paid in cash and the balance of $5 is being paid in twelve quarterly installments, which started on March 31, 2002.  No interest is to accrue on the remaining balance unless the remaining installments are not paid when due.  During 2002 a claim by a third party for alleged entitlement to the settlement monies was the subject of separate proceedings in Trinidad which have been settled without any additional liability on Ispat.

On March 5, 2002, as a result of an investigation under Section 201 of U.S. trade laws, U.S. imposed tariffs on imports into the United States of numerous steel products.  These remedies included 30% tariff rate increases for hot-rolled sheet, cold-rolled sheet, coated sheet, and hot-rolled bar with the rates declining to 24% in year two and 18% in year three.  The Section 201 remedy allowed Ispat Inland to increase U.S. prices for some of the covered products, benefiting the U.S. Operating Subsidiary’s financial position.

Several foreign supplying countries challenged the U.S.’s action through the dispute resolution procedures of the World Trade Organization (“WTO”), and on November 11, 2003 the WTO issued a final ruling against the Section 201 remedy.  The European Union and Japan announced that they would impose retaliatory tariffs on a wide range of products if the United States did not repeal the Section 201 tariffs.  Following the issuance of a mid-term review of the Section 201 program, the President ended the Section 201 program on December 4, 2003, finding that the domestic steel industry’s increased productivity, decreased production costs, and new labor agreements demonstrate that the industry has made sufficient progress in its restructuring efforts.

On December 13, 2003, in response to the elimination of the U.S. Section 201 tariffs, the European Union repealed duties on steel products from the United States.  In response to the Section 201 tariffs, the European Union had imposed quotas on several hot-rolled and cold-rolled steel products in September 2002, with tariffs ranging from 15.7 to 23.4% on imports above quota levels.  Canada initiated its own steel safeguard proceedings in response to the U.S. Section 201 tariffs, but it did not impose tariffs against steel imports, citing WTO compliance issues and NAFTA market distortion concerns.

Twice, in 2000 and 2002, U.S. petitioners sought to have antidumping and countervailing duties assessed against cold-rolled imports from 12 countries and 20 countries, respectively.  Both times, the U.S. International Trade Commission (“ITC”) issued negative final injury determinations, effectively terminating the investigations.  U.S. petitioners appealed the 2000 ITC decision to the U.S. Court of International Trade (“CIT”), which remanded that decision to the ITC on October 28, 2003.  The ITC is expected to issue its revised findings by March 31, 2004.  U.S. petitioners have appealed the 2002 ITC decision to the CIT, while some of the respondents have raised on appeal issues relating to the final tariff margin determinations of the U.S. Department of Commerce (“Commerce”) in that investigation.  Also, in May of 2004, the U.S. government - Commerce and the ITC — will begin a review of existing countervailing duty and antidumping orders against hot-rolled carbon steel flat products from Brazil, Japan and Russia that could result in the orders’ termination.  These events could have a modestly negative impact on the financial condition of Ispat’s U.S. subsidiary.

In 2002, U.S. trade agencies also made affirmative determinations under U.S. anti-dumping and countervailing duty (“CVD”) laws for steel wire rod.  The Operating Subsidiaries in Trinidad, Canada and Europe

and certain of the operating companies under the European Operating Subsidiary were required to post bonds on their exports to the U.S. in 2001, and in 2002 final dumping and CVD margins were issued.  For the Trinidadian Operating Subsidiary, the margins are 11.40% and 0% respectively, which entitles the company to receive a refund of the CVD already paid.  No margins were assessed against the operating companies under the European Operating Subsidiary since the investigation was terminated as to Germany following a finding of “negligibility” in the German AD case.  For the Canadian Operating Subsidiary, the AD and CVD margins were 2.54% and 6.61%, respectively.  On November 3, 2003, following a joint request from U.S. producers and the Canadian Operating Subsidiary, the U.S. Department of Commerce initiated a changed circumstances review of the countervailing duty order on carbon and certain alloy steel wire rod from Canada.  As a result the Department of Commerce revoked the countervailing duty order on January 23, 2004 and will instruct U.S. Customs to refund all countervailing duty deposits made by the Canadian Operating Subsidiary on or after February 8, 2002.

In April 2002, the U.S. Department of Commerce issued preliminary anti-dumping duty margins against cold-rolled imports from 20 countries.  However, in late 2002 the U.S. ITC issued negative final injury determinations against all 20 countries, terminating the investigations and eliminating the duties.  The effect on the U.S. Operating Subsidiary is likely to be somewhat negative.  The U.S. petitioners have appealed the decision to the U.S. Court of International Trade (“CIT”).  The CIT remanded the final determinations to the ITC on October 28, 2003.  The ITC must issue its revised findings by March 31, 2004.

Under the U.S. Continued Dumping and Subsidy Offset Act of 2000 (“CDSOA”), commonly known as the “Byrd Amendment,” the U.S. Operating Subsidiary was awarded approximately $1.2 million in collected customs duties for FY 2002, based on its participation in or support for various U.S. AD and CVD cases.  The payment is based on “qualifying expenditures” and is distributed to U.S. steel companies out of funds collected from foreign producers under AD and CVD orders.  The U.S. Operating Subsidiary was scheduled to receive approximately $2 million under the CDSOA for FY 2003, but the funds have been withheld by U.S. Customs pending a resolution of the issue of whether “successor companies” can receive CDSOA distributions.  On September 2, 2002, the WTO issued a final ruling condemning the CDSOA.  In its ruling the WTO recommended that the U.S. repeal the Byrd Amendment in order to comply with its findings.  The U.S. government has appealed the decision, but the future of the CDSOA and offset distributions is questionable.

While several of the developments described above may be expected to benefit certain subsidiaries of Ispat, there can be no assurance that potential benefits will ultimately accrue because of WTO challenges, exclusion requests, and various economic uncertainties.

The European Commission has raised claims of €47 million for repayment by DSG Dradenauer Stahlgesellschaft mbH (“DSG”) of loan amounts alleged to qualify as improper subsidies from the City of Hamburg.  These subsidies are claimed to be contradictory to the European Commission’s rulings on competitive markets in the steel industry and the European Commission has initiated legal action to settle the matter.  In April 2002, the European Court of Justice decided that the loan was an unauthorized subsidy under the EC law.  DSG has stated that the loan is fully repaid.  The court in Hamburg, Germany has confirmed the position of DSG.  An appeal is now pending in the German courts and a decision is expected in March 2004.  Ispat cannot predict the final outcome of these proceedings.  In August 2002, DSG was sold and consequently is no longer a subsidiary of Ispat.

Pursuant to a constitutional challenge to the 1999 Tax Reforms of the Mexican Tax Code’s Consolidation Regime by Ispat’s Mexican holding company, Grupo Ispat S.A. de C.V. (“Grupo”), Grupo and or consolidated subsidiaries had to pay the difference between the provisional amount paid under the old rules and the provisional amount required under the new rules adjusted for actualization and penalties.  The net amount payable according to the authorities was approximately $13 and this was paid in full in June 2002.  In December 2002, a settlement agreement was signed with the Mexican tax authorities concerning the final amount.

In May 2003 the Irish Government commenced proceedings against the Mexican Operating Subsidiary and Ispat, claiming certain environmental cleanup costs relating to the site of Irish Ispat Limited, which was closed in 2001 (see Note 1).  The Irish Government has not yet served its Statement of Claim.  Ispat is currently unable to assess the amount, if any, of the Mexican Operating Subsidiary’s or Ispat’s liability.

In the Autumn of 2002, three subsidiaries of Ispat (Trefileurope S.A., Trefileurope Italia S.r.l. and Fontainunion S.A.), along with other European manufacturers of pre-stressed wire and strands steel products, received notice from the European Commission that it was conducting an investigation into possible anti-competitive practices.  Ispat and its subsidiaries are cooperating fully with the European Commission in this investigation.  Should the European Commission find that the companies have breached the EC law, it may impose a fine on the company or companies that it holds responsible for the conduct, through decisive influence or otherwise.  The fine levied cannot exceed the limit set in Article 15(2) of EC Council Regulation 17/62.  Ispat is currently unable to assess the ultimate outcome of the proceedings before the European Commission or the amount of any fines that may result.  As the alleged anti-competitive activities would have taken place in large part prior to the acquisition of the subsidiaries, Ispat has notified the previous owners that it will hold them liable for all consequences of the investigation.

In September 2003, the owners of a bulk cargo vessel commenced arbitration proceedings against our Trinidadian Operating Subsidiary and an affiliate in connection with the loss of the vessel, which had been chartered, by the affiliate to carry a cargo of direct reduced iron from Trinidad to Indonesia.  No specific claim has been made at the current time against our Trinidadian Operating Subsidiary.  Ispat is unable to estimate the amount of liability, if any, of our Trinidadian Operating Subsidiary.

NOTE 17:   SEGMENT AND GEOGRAPHIC INFORMATION

The management considers Ispat’s steel operation to be a single business segment.  As Ispat has no operations in its home country of the Netherlands, all of its sales are considered to be foreign sales.  Annual sales to any individual customer did not exceed 10% of total sales in any of the periods presented.

Information with respect to Ispat’s operations in different geographic areas is as follows:

	Americas				Europe
	U.S.	Mexico	Canada	Trinidad	France	Germany	Ireland
Year ended December 31, 2001
Sales to unaffiliated customers	$2,212	$534	$503	$103	$535	$582	$17
Net sales	2,143	481	479	285	508	620	17
Operating income	-127	-49	21	-11	15	31	-2
Total assets at December 31, 2001	3,080	1,480	857	528	266	327	0
Depreciation	104	21	19	18	6	5	1
Capital expenditures	29	22	13	9	15	10

Year ended December 31, 2002
Sales to unaffiliated customer	$2,388	$588	$557	$129	$618	$609	$—
Net sales	2,316	654	534	322	598	673	0
Operating income	33	57	41	18	38	-7	0
Total assets at December 31, 2002	3,162	1,449	883	523	451	377	0
Depreciation	99	21	20	19	7	7	0
Capital expenditures	52	9	14	6	10	16	0

Year ended December 31, 2003
Sales to unaffiliated customers	$2,340	$868	$591	$238	$642	$719	$—
Net sales	2,268	846	560	208	608	661	0
Operating income	-4	86	1	50	-26	52	0
Total assets at December 31, 2003	3,183	1,458	971	492	427	658	0
Depreciation	97	22	24	20	10	7	0
Capital expenditures	111	15	8	8	6	16	0

	Others & Consolidated Eliminations
Year ended December 31, 2001
Sales to unaffiliated customers	$—	$4,486
Net sales	(255)	4,278
Operating income	(72)	(194)

Total assets at December 31, 2001	(1,225)	5,313
Depreciation	3	177
Capital expenditures	(1)	97

Year ended December 31, 2002
Sales to unaffiliated customers	$—	$4,889
Net sales	-451	4,646
Operating income	-38	142
Total assets at December 31, 2002	-1,333	5,512
Depreciation	4	177
Capital expenditures	1	108

Year ended December 31, 2003
Sales to unaffiliated customers	$43	$5,441
Net sales	43	5,194
Operating income	-8	151
Total assets at December 31, 2003	-1,554	5,635
Depreciation	3	183
Capital expenditures	0	164

NOTE 18:  FINANCIAL INFORMATION FOR ISSUER, SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES

The senior notes issued by Ispat Europe will be jointly, severally, fully and unconditionally guaranteed on a senior basis by Ispat, Ispat Germany GmbH, Ispat Hamburger Stahlwerke GmbH, Ispat Stahlwerk Ruhrort GmbH and Ispat Walzdraht Hochfeld GmbH. Presented below is condensed consolidating financial information for:

•                                          Ispat on a parent company only basis;

•                                          Ispat Europe, on a parent company only basis;

•                                          Ispat Europe’s guarantor subsidiaries, Ispat Germany GmbH, Ispat Hamburger Stahlwerke GmbH, Ispat Stahlwerk Ruhrort GmbH and Ispat Walzdraht Hochfeld GmbH on a combined basis;

•                                          Ispat Europe’s non-guarantor subsidiary, Ispat Unimetal;

•                                          Ispat Europe eliminations;

•                                          Ispat Europe consolidated;

•                                          Ispat’s non-guarantor subsidiaries, on a combined basis;

•                                          Ispat eliminations; and

•                                          Ispat and subsidiaries consolidated.

Ispat Europe has no business operation of its own.  Accordingly, it can only pay dividends or distributions to the extent it is able to arrange a distribution from its subsidiaries, recognize gain from the sale of its assets or records share premium from the issuance of common shares.  Ispat Europe’s operating subsidiaries are subject to certain restrictions under the terms of certain of their debt agreements for paying dividends.  As a result, none of Ispat Europe’s retained earnings are free of restriction for the payment of dividends as at December 31, 2003.

Condensed consolidating statements of income for the year ended December 31, 2001

	Ispat – Parent Company	Ispat Europe – Parent Company	Ispat Europe – Subsidiary Guarantors
Net sales	$—	$—	$630
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately below)	0	0	562
Depreciation	0	0	5
Selling, general and administrative	6	0	34
Other operating expense	0	0	0
Operating income	-6		29
Equity in earnings of subsidiaries	-306	33	0
Other income (expense) - net	0	0	2
Financing costs:
Net interest income (expense)	0	-12	-2
Net gain (loss) from foreign exchange	0	0	0
Income before taxes	-312	21	29

Income tax (benefit) expense:
Current	0	0	3
Deferred	0	0	-1
Net income	$-312	$21	$27

	Ispat Europe – Non-Guarantor Subsidiary	Ispat Europe – Parent Eliminations	Ispat Europe – Consolidated
Net sales	552	(38)	1,144
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately below)	492	(29)	1,025
Depreciation	6	8	19
Selling, general and administrative	36	(8)	62
Other operating expense	—	—	—
Operating income	18	(9)	38
Equity in earnings of subsidiaries	—	(33)	—
Other income (expense) - net	—	—	2
Financing costs:
Net interest income (expense)	(2)	—	(16)
Net gain (loss) from foreign exchange	—	—	—
Income before taxes	16	(42)	24

Income tax (benefit) expense:
Current	1	—	4
Deferred	—	—	(1)
Net income	15	(42)	21

	Ispat– Non- Guarantor Subsidiary	Ispat – Eliminations	Ispat – Consolidated
Net sales	3,631	(289)	4,486
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately below)	3,517	(269)	4,273
Depreciation	189	8	216
Selling, general and administrative	91	(4)	155
Other operating expense	—	36	36
Operating income	(166)	(60)	(194)
Equity in earnings of subsidiaries	—	306	—
Other income (expense) - net	253	(242)	13
Financing costs:

Net interest income (expense)	(212)	—	(228)
Net gain (loss) from foreign exchange	(126)	117	(9)
Income before taxes	(251)	121	(418)

Income tax (benefit) expense:
Current	4	—	8
Deferred	(115)	2	(114)
Net income	(140)	119	(312)

Condensed consolidating statements of comprehensive income for the year ended December 31, 2001

	Ispat Europe—Issuer Subsidiary
	Ispat - Parent Company	Ispat Europe - Parent Company	Ispat Europe - Subsidiary Guarantor
Net Income	(312)	21	27
Other comprehensive income (loss)	(241)	—	(7)
Comprehensive Income	(553)	21	20

	Ispat Europe – Non- Subsidiary Guarantor	Ispat Europe – Eliminations	Ispat Europe – Consolidated
Net Income	15	(42)	21
Other comprehensive income (loss)	(4)	—	(11)
Comprehensive Income	11	(42)	10

	Ispat – Non-Guarantor Subsidiaries	Ispat – Eliminations	Ispat – Consolidated
Net Income	(140)	119	(312)
Other comprehensive income (loss)	(230)	241	(241)
Comprehensive Income	(370)	360	(553)

Condensed consolidating statements of cash flows for the year ended December 31, 2001

		Ispat Europe—Issuer Subsidiary
	Ispat – Parent Company	Ispat Europe – Parent Company	Ispat Europe – Subsidiary Guarnators
Net cash provided by operating activities	$8	$15	$54

Investing activities:
Purchases of property, plant and equipment	0	0	-10
Proceeds from sale of investment including affiliates and joint ventures	0	0	36
Investment in affiliates and joint ventures	-13	0	0
Other	0	0	0
Net cash provided (used) by investing activities	-13	0	26

Financing activities:
Proceeds from payable to banks	0	0	0
Proceeds from long-term debt	0	125	0
Proceeds from long-term debt payable to affiliated	0	10	0
Payments of payable to banks	0	0	-43
Payments of long-term debt payable to unrelated parties	0	-13	-36
Payments of long-term debt payable to affiliated	0	-13	0
Purchase of treasury stock	-1	0	0
Sale of treasury stock	5	0	0
Dividends	0	-122	0
Issue of share capital - net	0	0	0
Net cash used by financing activities	4	-13	-79
Net increase (decrease) in cash and cash equivalents	-1	2	1
Effect of exchange rate changes on cash	0	-2	2
Cash and cash equivalents:
At the beginning of the year	1	0	14
At the end of the year	$—	$—	$17

	Ispat Europe – Non-Guarantor Subsidiary	Ispat Europe – Eliminations	Ispat Europe – Europe Consolidated

Net cash provided by operating activities	3	(3)	69

Investing activities:
Purchases of property, plant and equipment	(15)	—	(25)
Proceeds from sale of investment including affiliates and joint ventures	—	—	36
Investment in affiliates and joint ventures	—	—	—
Other	—	—	—
Net cash provided (used) by investing activities	(15)	—	11

Financing activities:
Proceeds from payable to banks	12	—	12
Proceeds from long-term debt	—	—	125
Proceeds from long-term debt payable to affiliated	—	(10)	—
Payments of payable to banks	—	—	(43)
Payments of long-term debt payable to unrelated parties	—	—	(49)
Payments of long-term debt payable to affiliated	—	13	—
Purchase of treasury stock	—	—	—
Sale of treasury stock	—	—	—
Dividends	—	—	(122)
Issue of share capital - net	—	—	—
Net cash used by financing activities	12	3	(77)
Net increase (decrease) in cash and cash equivalents	—	—	3
Effect of exchange rate changes on cash	(1)	—	(1)
Cash and cash equivalents:
At the beginning of the year	5	—	19
At the end of the year	(4)	—	21

	Ispat – Non-Guarantor Subsidiaries	Ispat – Eliminations	Ispat – Consolidated
	As restated—See note 21		As restated—See note 21

Net cash provided by operating activities	(30)	(25)	22

Investing activities:
Purchases of property, plant and equipment	(86)	14	(97)
Proceeds from sale of investment including affiliates and joint ventures	18	(17)	37
Investment in affiliates and joint ventures	(208)	242	21
Other	4	—	4
Net cash provided (used) by investing activities	(272)	239	(35)

Financing activities:
Proceeds from payable to banks	2,404	—	2,416
Proceeds from long-term debt	14	(14)	125
Proceeds from long-term debt payable to affiliated	173	(173)	—
Payments of payable to banks	(2,375)	—	(2,418)
Payments of long-term debt payable to unrelated parties	(206)	10	(245)
Payments of long-term debt payable to affiliated	(17)	17	—
Purchase of treasury stock	—	—	(1)
Sale of treasury stock	—	—	5
Dividends	(65)	187	—
Issue of share capital - net	240	(240)	—
Net cash used by financing activities	168	(213)	(118)
Net increase (decrease) in cash and cash equivalents	(134)	1	(131)
Effect of exchange rate changes on cash	4	(1)	2
Cash and cash equivalents:
At the beginning of the year	194	—	214
At the end of the year	64	—	85

Condensed consolidating balance sheets as of December 31, 2002

		Ispat Europe—Issuer Subsidiary
	Ispat – Parent Company	Ispat Europe – Parent Company	Ispat Europe – Subsidiary Guarantors
Assets
Current assets:
Cash and cash equivalents	$—	$—	$21
Trade accounts receivable	0	0	67
Inventories	0	0	86
Other current assets	95	16	113
Total current assets	95	16	287
Property, plant and equipment - net	0	0	112
Investments in affiliates	359	367	11
Other assets	3	6	15
Total assets	$457	$389	$425

Liabilities and shareholders’ equity
Current liabilities:
Payable to banks and current portion of long-term debt	$—	$4	$16
Trade accounts payable	0	0	92
Accrued expenses and other current liabilities	304	71	60
Total current liabilities	304	75	168
Long-term debt	0	129	0
Deferred employee benefits	0	0	30
Other long-term obligations	25	1	21
Total liabilities	329	205	219

Shareholders’ equity	128	184	206
Total liabilities and shareholders’ equity	$457	$389	$425

	Ispat Europe – Non- Guarantor Subsidiary	Ispat Europe – Eliminations	Ispat Europe – Consolidated
Assets
Current assets:
Cash and cash equivalents	$12	$—	$33
Trade accounts receivable	71	0	138
Inventories	123	0	209
Other current assets	19	-86	62
Total current assets	225	-86	442
Property, plant and equipment - net	92	0	204
Investments in affiliates	0	-367	11
Other assets	2	0	23
Total assets	$319	$-453	$680

Liabilities and shareholders’ equity
Current liabilities:
Payable to banks and current portion of long-term debt	$26	$—	$46
Trade accounts payable	102	0	194
Accrued expenses and other current liabilities	63	-72	122
Total current liabilities	191	-72	362
Long-term debt	1	0	130
Deferred employee benefits	48	0	78
Other long-term obligations	30	-14	38

Total liabilities	270	-86	608

Shareholders’ equity	49	-367	72
Total liabilities and shareholders’ equity	$319	$-453	$680

	Ispat – Non-Guarantor Subsidiaries	Ispat – Eliminations	Ispat – Consolidated
Assets
Current assets:
Cash and cash equivalents	$44	$—	$77
Trade accounts receivable	391	0	529
Inventories	681	-17	873
Other current assets	2,068	-2,092	133
Total current assets	3,184	-2,109	1,612
Property, plant and equipment - net	2,831	0	3,035
Investments in affiliates	246	-359	257
Other assets	601	-19	608
Total assets	$6,862	$-2,487	$5,512

Liabilities and shareholders’ equity
Current liabilities:
Payable to banks and current portion of long-term debt	$216	$—	$262
Trade accounts payable	413	0	607
Accrued expenses and other current liabilities	488	-509	405
Total current liabilities	1,117	-509	1,274
Long-term debt	1,892	0	2,022
Deferred employee benefits	1,803	0	1,881
Other long-term obligations	144	0	207
Total liabilities	4,956	-509	5,384
Shareholders’ equity	1,906	-1,978	128
Total liabilities and shareholders’ equity	$6,862	$-2,487	$5,512

Condensed consolidating statements of income for the year ended December 31, 2002

		Ispat Europe—Issuer Subsidiary
	Ispat – Parent Company	Ispat Europe – Parent Company	Ispat Europe – Subsidiary Guarantors
Net sales	$—	$—	$688
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately below)	4	2	609
Depreciation	0	0	7
Selling, general and administrative	7	2	35
Other operating expense	0	0	0
Operating income	-11	-4	37
Equity in earnings of subsidiaries	59	26	0
Other income (expense) - net	0	0	3
Financing costs:
Net interest income (expense)	1	-16	-1
Net gain (loss) from foreign exchange	0	0	0
Income before taxes	49	6	39
Income tax (benefit) expense:
Current	0	0	3
Deferred	0	0	4
Net income (loss) before extraordinary income	49	6	32
Extraordinary gain	0	0	0
Net income (loss)	$49	$6	$32

	Ispat Europe – Non-Guarantor Subsidiary	Ispat Europe – Eliminations	Ispat Europe – Consolidated
Net sales	574	(43)	1,219
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately below)	530	-36	1,105
Depreciation	7		14
Selling, general and administrative	39	-7	69
Other operating expense		0	0
Operating income	-2	0	31
Equity in earnings of subsidiaries		-26	0
Other income (expense) - net		0	3
Financing costs:
Net interest income (expense)	-1	0	-18
Net gain (loss) from foreign exchange	-1	0	-1
Income before taxes	-4	-26	15
Income tax (benefit) expense:
Current	2	0	5
Deferred		0	4
Net income (loss) before extraordinary income	-6	-26	6
Extraordinary gain		0	0
Net income (loss)	$(6)	$(26)	$6

	Ispat – Non- Guarantor Subsidiaries	Ispat – Eliminations	Ispat – Consolidated
Net sales	$4,105	$-435	$4,889
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately below)	3,654	-407	4,356
Depreciation	163	0	177
Selling, general and administrative	82	-6	152
Other operating expense	62	0	62
Operating income	144	-22	142
Equity in earnings of subsidiaries	0	-59	0
Other income (expense) - net	18	-7	14
Financing costs:
Net interest income (expense)	-185	-1	-203
Net gain (loss) from foreign exchange	27	-3	23

Income before taxes	4	-92	-24
Income tax (benefit) expense:
Current	13	0	18
Deferred	-76	0	-72
Net income (loss) before extraordinary income	67	-92	30
Extraordinary gain	19	0	19
Net income (loss)	$86	$-92	$49

Condensed consolidating statements of comprehensive income for the year ended December 31, 2002

		Ispat Europe—Issuer Subsidiary
	Ispat—Parent Company	Ispat Europe— Parent Company	Ispat Europe— Subsidiary Guarantor
Net Income	49	6	32
Other comprehensive income (loss)	—	(28)	30
Comprehensive Income	49	(22)	62

	Ispat Europe—Non- Subsidiary Guarantor	Ispat Europe— Eliminations	Ispat Europe— Consolidated
Net Income	(6)	(26)	6
Other comprehensive income (loss)	10	—	12
Comprehensive Income	4	(26)	18

	Ispat—Non-Guarantor Subsidiaries	Ispat—Eliminations	Ispat—Consolidated
Net Income	86	(92)	49
Other comprehensive income (loss)	(279)	4	(263)
Comprehensive Income	(193)	(88)	(214)

Condensed consolidating statements of cash flows for the year ended December 31, 2002

		Ispat Europe—Issuer Subsidiary
	Ispat – Parent Company	Ispat Europe – Parent Company	Ispat Europe – Subsidiary Guarantors
Net cash provided by operating activities	$93	$16	$10

Investing activities:
Purchases of property, plant and equipment	0	0	-10
Proceeds from sale of investment, including affiliates and joint ventures	0	0	0
Investment in affiliates and joint ventures	-98	0	0
Other	1	0	0
Net cash provided (used) by investing activities	-97	0	-10

Financing activities:
Proceeds from payable to banks	0	0	3
Proceeds from long-term debt	0	3	0
Proceeds from long-term debt payable to affiliated	0	0	0
Payments of payable to banks	0	0	0
Payments of long-term debt payable to unrelated parties	0	-12	0
Payments of long-term debt payable to affiliated	0	-7	0
Purchase of treasury stock	-1	0	0
Sale of treasury stock	5	0	0
Dividends	0	0	0
Issue of share capital - net	0	0	0

Net cash used by financing activities	4	-16	3
Net increase (decrease) in cash and cash equivalents	0	0	3
Effect of exchange rate changes on cash	0	0	1
Cash and cash equivalents:
At the beginning of the year	0	0	17
At the end of the year	$—	$—	$21

	Ispat Europe – Non-Guarantor Subsidiary	Ispat Europe – Eliminations	Ispat Europe – Consolidated
Net cash provided by operating activities	$19	$-3	$42

Investing activities:
Purchases of property, plant and equipment	-15	0	-25
Proceeds from sale of investment, including affiliates and joint ventures	0	0	0
Investment in affiliates and joint ventures	0	0	0
Other	1	3	4
Net cash provided (used) by investing activities	-14	3	-21

Financing activities:
Proceeds from payable to banks	17	0	20
Proceeds from long-term debt	0	0	3
Proceeds from long-term debt payable to affiliated	0	0	0
Payments of payable to banks	-17	0	-17
Payments of long-term debt payable to unrelated parties	0	0	-12
Payments of long-term debt payable to affiliated	0	0	-7
Purchase of treasury stock	0	0	0
Sale of treasury stock	0	0	0
Dividends	0	0	0
Issue of share capital - net	0	0	0
Net cash used by financing activities	0	0	-13
Net increase (decrease) in cash and cash equivalents	5	0	8

Effect of exchange rate changes on cash	2	0	3
Cash and cash equivalents:
At the beginning of the year	4	0	21
At the end of the year	$11	$—	$32

	Ispat – Non- Guarantor Subsidiaries	Ispat – Eliminations	Ispat – Consolidated
	As restated—See note 21		As restated—See note 21
Net cash provided by operating activities	$18	$-15	$138
Investing activities:
Purchases of property, plant and equipment	-83	0	-108
Proceeds from sale of investment, including affiliates and joint ventures	18	0	18
Investment in affiliates and joint ventures	-17	126	11
Other	-5	-1	-1
Net cash provided (used) by investing activities	-87	125	-80
Financing activities:
Proceeds from payable to banks	2,339	0	2,359
Proceeds from long-term debt	122	0	125
Proceeds from long-term debt payable to affiliated	30	-30	0
Payments of payable to banks	-2,329	0	-2,346
Payments of long-term debt payable to unrelated parties	-201	0	-213
Payments of long-term debt payable to affiliated	-7	14	0
Purchase of treasury stock	0	0	-1
Sale of treasury stock	0	0	5
Dividends	-2	2	0

	Ispat – Non- Guarantor Subsidiaries	Ispat – Eliminations	Ispat – Consolidated
	As restated—See note 21		As restated—See note 21
Issue of share capital - net	88	-88	0
Net cash used by financing activities	40	-102	-71
Net increase (decrease) in cash and cash equivalents	-29	8	-13
Effect of exchange rate changes on cash	2	0	5
Cash and cash equivalents:
At the beginning of the year	64	0	85
At the end of the year	$37	$8	$77

Condensed consolidating balance sheets as of December 31, 2003

		Ispat Europe—Issuer Subsidiary
	Ispat – Parent Company	Ispat Europe – Parent Company	Ispat Europe – Subsidiary Guarantors
Assets
Current assets:
Cash and cash equivalents	$1	$—	$19
Trade accounts receivable	0	0	76
Inventories	0	0	113
Other current assets	134	40	201
Total current assets	135	40	409
Property, plant and equipment - net	0	0	140
Investments in affiliates	395	326	81
Other assets	0	5	20
Total assets	$530	$371	$650
Liabilities and shareholders’ equity
Current liabilities:
Payable to banks and current portion of long-term debt	$—	$4	$9
Trade accounts payable	0	0	101
Accrued expenses and other current liabilities	280	60	117
Total current liabilities	280	64	227
Long-term debt	81	134	0
Deferred employee benefits	0	0	38
Other long-term obligations	20	0	30
Total liabilities	381	198	295
Shareholders’ equity	149	173	355
Total liabilities and shareholders’ equity	$530	$371	$650

	Ispat Europe – Non-Guarantor Subsidiary	Ispat Europe – Eliminations	Ispat Europe – Consolidated
Assets
Current assets:
Cash and cash equivalents	$19	$—	$38
Trade accounts receivable	76	0	152
Inventories	149	0	262
Other current assets	572	-760	53
Total current assets	816	-760	505
Property, plant and equipment - net	107	0	247
Investments in affiliates	145	-540	12
Other assets	2	0	27
Total assets	$1,070	$-1,300	$791
Liabilities and shareholders’ equity
Current liabilities:
Payable to banks and current portion of long-term debt	$41	$—	$54
Trade accounts payable	106	0	207
Accrued expenses and other current liabilities	235	-239	173
Total current liabilities	382	-239	434
Long-term debt	15	-13	136
Deferred employee benefits	58	0	96

	Ispat Europe – Non-Guarantor Subsidiary	Ispat Europe – Eliminations	Ispat Europe – Consolidated
Assets
Other long-term obligations	15	0	45
Total liabilities	470	-252	711
Shareholders’ equity	600	-1,048	80
Total liabilities and shareholders’ equity	$1,070	$-1,300	$791

	Ispat – Non-Guarantor Subsidiaries	Ispat – Eliminations	Ispat – Consolidated
Assets
Current assets:
Cash and cash equivalents	$41	$—	$80
Trade accounts receivable	355	0	507
Inventories	574	-8	828
Other current assets	2,201	-2,253	135
Total current assets	3,171	-2,261	1,550
Property, plant and equipment - net	2,844	0	3,091
Investments in affiliates	240	-395	252
Other assets	733	-18	742
Total assets	$6,988	$-2,674	$5,635
Liabilities and shareholders’ equity
Current liabilities:
Payable to banks and current portion of long-term debt	$309	$—	$363
Trade accounts payable	370	0	577
Accrued expenses and other current liabilities	753	-686	520
Total current liabilities	1,432	-686	1,460
Long-term debt	1,697	0	1,914
Deferred employee benefits	1,810	0	1,906
Other long-term obligations	141	0	206
Total liabilities	5,080	-686	5,486
Shareholders’ equity	1,908	-1,988	149
Total liabilities and shareholders’ equity	$6,988	$-2,674	$5,635

Condensed consolidating statements of income for the year ended December 31, 2003

		Ispat Europe—Issuer Subsidiary
	Ispat – Parent Company	Ispat Europe – Parent Company	Ispat Europe – Subsidiary Guarantors
Net sales	$—	$—	$799
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately below)	0	-2	700
Depreciation	0	0	7
Selling, general and administrative	14	1	40
Other operating expense	0	0	0
Operating income	-14	1	52
Equity in earnings of subsidiaries	72	13	0
Other income (expense) - net	18	-1	6
Financing costs:
Net interest income (expense)	-10	-15	-1
Net gain (loss) from foreign exchange	0	0	0
Income before taxes	66	-2	57
Income tax (benefit) expense:
Current	0	0	5
Deferred	0	0	10
Net income (loss) before extraordinary income	66	-2	42
Extraordinary gain	0	0	3
Net income (loss)	$66	$-2	$45

	Ispat Europe – Non- Guarantor Subsidiary	Ispat Europe – Eliminations	Ispat Europe – Consolidated
Net sales	$634	-50	$1,383
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately below)	606	-39	1,265
Depreciation	10		17

Selling, general and administrative	44	-10	75
Other operating expense	0	0	0
Operating income	-26	-1	26
Equity in earnings of subsidiaries	0	-13	0
Other income (expense) - net	-1	0	4
Financing costs:
Net interest income (expense)	-2	0	-18
Net gain (loss) from foreign exchange	0	0	0
Income before taxes	-29	-14	12
Income tax (benefit) expense:
Current	2	0	7
Deferred	0	0	10
Net income (loss) before extraordinary income	-31	-14	-5
Extraordinary gain	0	0	3
Net income (loss)	$-31	-14	$-2

	Ispat – Non-Guarantor Subsidiaries	Ispat – Eliminations	Ispat – Consolidated
Net sales	$4,300	$-242	$5,441
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately below)	3,903	-225	4,943
Depreciation	166	0	183
Selling, general and administrative	86	-11	164
Other operating expense	0	0	0
Operating income	145	-6	151
Equity in earnings of subsidiaries	0	-72	0
Other income (expense) - net	45	-14	53
Financing costs:
Net interest income (expense)	-123	0	-151
Net gain (loss) from foreign exchange	4	0	4
Income before taxes	71	-92	57
Income tax (benefit) expense:
Current	15	0	22
Deferred	-40	0	-30
Net income (loss) before extraordinary income	96	-92	65
Extraordinary gain	-2	0	1
Net income (loss)	$94	$-92	$66

Condensed consolidating statements of comprehensive income for the year ended December 31, 2003

	Ispat Europe—Issuer Subsidiary
	Ispat—Parent Company	Ispat Europe— Parent Company	Ispat Europe— Subsidiary Guarantor
Net Income	66	(2)	45
Other comprehensive income (loss)	—	5	35
Comprehensive Income	66	3	80

	Ispat Europe— Non-Subsidiary Guarantor	Ispat Europe— Eliminations	Ispat Europe— Consolidated
Net Income	(31)	(14)	(2)
Other comprehensive income (loss)	18	—	58
Comprehensive Income	(13)	(14)	56

	Ispat—Non- Guarantor Subsidiaries	Ispat— Eliminations	Ispat— Consolidated
Net Income	94	(92)	66
Other comprehensive income (loss)	(95)	—	(37)
Comprehensive Income	(1)	(92)	29

Condensed consolidating statements of cash flows for the year ended December 31, 2003

	Ispat Europe–Issuer Subsidiary
	Ispat – Parent Company	Ispat Europe – Parent Company	Ispat Europe – Subsidiary Guarantors
Net cash provided by operating activities	$-60	$-57	$144
Investing activities:
Purchases of property, plant and equipment	0	0	-16
Proceeds from sale of investment, including affiliates and joint ventures	0	0
Investment in affiliates and joint ventures	0	41	0
Net cash provided (used) by investing activities	0	41	-16
Financing activities:
Proceeds from payable to banks	0	0	0
Proceeds from long-term debt	70	0	0
Proceeds from long-term debt payable to affiliated	0	0	24
Payments of payable to banks	0	0	-8
Payments of long-term debt payable to unrelated parties	0	-15	0
Payments of long-term debt payable to affiliated	0	-4	-141
Purchase of treasury stock	-9	0	0
Capital contribution	0	0	-4
Dividends	0	0	0
Issue of share capital – net	0	0	0
Net cash used by financing activities	61	-19	-129
Net increase (decrease) in cash and cash equivalents	1	-35	-1
Effect of exchange rate changes on cash	0	35	-1
Cash and cash equivalents:
At the beginning of the year	0	0	21
At the end of the year	$1	$—	$19

	Ispat Europe – Non- Guarantor Subsidiary	Ispat Europe – Eliminations	Ispat Europe – Consolidated
Net cash provided by operating activities	$15	$-59	$43
Investing activities:
Purchases of property, plant and equipment	-6	0	-22
Proceeds from sale of investment, including affiliates and joint ventures	0	0	0
Investment in affiliates and joint ventures	1	-42	0
Net cash provided (used) by investing activities	-5	-42	-22
Financing activities:
Proceeds from payable to banks	22	0	22
Proceeds from long-term debt	2	0	2
Proceeds from long-term debt payable to affiliated	0	-24	0
Payments of payable to banks	-14	0	-22
Payments of long-term debt payable to unrelated parties	-1	0	-16
Payments of long-term debt payable to affiliated	-15	160	0
Purchase of treasury stock	0	0	0
Capital contribution	0	0	-4
Dividends	0	0	0
Issue of share capital – net	0	0	0
Net cash used by financing activities	-6	136	-18
Net increase (decrease) in cash and cash equivalents	4	35	3
Effect of exchange rate changes on cash	3	-35	2
Cash and cash equivalents:
At the beginning of the year	11	0	32
At the end of the year	$18	$—	$37

	Ispat – Non- Guarantor Subsidiaries	Ispat – Eliminations	Ispat – Consolidated
Net cash provided by operating activities	$182	$24	$189
Investing activities:
Purchases of property, plant and equipment	-142	0	-164
Proceeds from sale of investment including affiliates and joint ventures	21	0	21
Investment in affiliates and joint ventures	10	9	19
Net cash provided (used) by investing activities	-111	9	-124
Financing activities:
Proceeds from payable to banks	3,554	0	3,576
Proceeds from long-term debt	74	-94	52
Proceeds from long-term debt payable to affiliated	60	34	94
Payments of payable to banks	-3,548	0	-3,570
Payments of long-term debt payable to unrelated parties	-191	0	-207
Payments of long-term debt payable to affiliated	-14	14	0
Purchase of treasury stock	0	0	-9
Capital contribution	0	4	0
Dividends	-39	39	0
Issue of share capital - net	28	-28	0
Net cash used by financing activities	-76	-31	-64
Net increase (decrease) in cash and cash equivalents	-5	2	1
Effect of exchange rate changes on cash	0	0	2
Cash and cash equivalents:
At the beginning of the year	45	0	77
At the end of the year	$40	$2	$80

NOTE 19:   SECURITIZATION AND FACTORING OF RECEIVABLES

Certain subsidiaries of Ispat had securitization facilities under an agreement to sell interest in pools of Ispat’s trade receivables on a non-recourse basis.  Participation interests in new receivables were sold, as collections reduce previously sold accounts.  The proceeds from the sale of trade accounts receivables are included in the cash flows from operating activities in the Consolidated Statements of Cash Flows.  The initial payment can go up to a maximum of 85% of recorded amounts for the receivables sold.  The deferred proceeds outstanding amounted to $10 and $nil at December 31, 2002 and 2003 respectively.  Gross receivables sold were $137, $60 and $nil at December 31, 2001, 2002 and 2003 respectively.  These securitization facilities were discontinued in 2003.

Additionally, some of our subsidiaries have entered into Factoring Agreements with certain banks/financial institutions under which they are entitled to sell eligible accounts receivables from the customers up to an agreed limit.  The bank/financial institution buys these receivables without recourse to the seller.  Payments for sale of these receivables are received in two installments.  The first installment ranging between 90% to 95% of the receivables sold (up to a maximum of $261) is made available immediately on sale of the receivables.  The deferred proceeds outstanding and availability amounted to $ 7 and $34 at December 31, 2002 and 2003 respectively.  Gross receivables sold were $ 96 and $196 at December 31, 2002 and 2003 respectively.  The balance portion of the purchase price is held back towards factoring commission, interest charges and any possible bonus or discounts till the receivables are collected from the customer by the Factoring agent.  The proceeds from the sale of trade accounts receivables are included in the cash flows from operating activities in the Consolidated Statements of Cash Flows.

The receivables are sold at a discount that is included in Selling, general and administrative expenses in the consolidated statements of income and amounted $4, $5 and $5 for 2001, 2002 and 2003 respectively.

Securitization

	2001	2002	2003
Proceeds from trade receivable sold	$658	$487	$30
Nominal of trade receivables sold	688	498	30
Other Interest	4	3	0
Deferred payments on balance sheet	27	10	0

Factoring

	2001	2002	2003
Proceeds from trade receivable sold under factoring agreement	$—	$208	$943
Nominal of trade receivables sold under factoring agreement	0	216	982
Discounts incurred	0	2	5
Deferred payments on balance sheet	0	7	34

NOTE 20:  FINANCIAL INFORMATION FOR ISSUER, SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES OF THE PROPOSED OFFERING

On March 9, 2004, Ispat Inland Inc. announced that an affiliate will offer $800 million of senior secured notes through a private placement, subject to market and other conditions.  The proceeds from the offering by Ispat Inland ULC, a newly created finance subsidiary, are expected to be used to repay existing debt.  The notes will be secured by a pledge of $800 million of Ispat Inland Inc.’s first mortgage bonds, and will be jointly, severally, fully and unconditionally guaranteed by Ispat Inland Inc., certain of its existing and future domestic subsidiaries, Ispat, and Ispat Inland LP, a limited purpose finance subsidiary.

Presented below is condensed consolidating financial information as required by Rule 3-10 of Regulation S-X related to this proposed offering for the following:

•                                          Ispat on a parent company only basis;

•                                          Ispat Inland Inc. and its guarantor subsidiaries

•                                          Ispat Inland Inc.’s non-guarantor subsidiaries;

•                                          Ispat Inland Inc. eliminations;

•                                          Ispat Inland consolidated;

•                                          Ispat Inland LP;

•                                          Ispat’s non-guarantor subsidiaries on a combined basis;

•                                          Ispat eliminations; and

•                                          Ispat and subsidiaries consolidated.

A significant part of Ispat’s net assets at December 31, 2003 (see notes 8 and 10) is subject to restrictive covenants affecting capital distributions and the ability of Ispat’s subsidiaries to loan or advance funds to Ispat.

Condensed consolidating statements of income for the year ended December 31, 2001

	Ispat Parent Company	Ispat Inland Guarantor Subsidiaries	Ispat Inland – Non- Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland Consolidated	Ispat Inland LP	Ispat Non- guarantor Subsidiaries	Ispat Eliminations	Ispat Consolidated
Net sales	$—	$1,816	$2,081	$-1,813	$2,084	$—	$2,745	$-343	$4,486
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately below)		1,647	2,241	-1,813	2,075	0	2,503	-305	4,273
Depreciation	0	104		0	104	0	94	-21	177
Selling, general and administrative	6	32	1	0	33	0	133	-17	155
Other operating expense	0	0	0	0	0	0	75	0	75
Operating income	-6	33	-161	0	-128	0	-60	0	-194

Equity in earnings of Subsidiaries	-305	0	0	0	0	0	0	305	0
Other income (expense) - net	0	2	21	0	23	5	227	-242	13
Financing costs:
Net interest income (expense)	0	-54	-39		-93	-11	-124	0	-228
Net gain (loss) from foreign exchange	-1	0	0	0	0	0	-126	118	-9
Income before taxes	-312	-19	-179	0	-198	-6	-83	181	-418

Income tax (benefit) expense:
Current	—	41	-42	0	-1	0	9	0	8
Deferred	—	-32	-39	0	-71	-2	-43	2	-114
Net income (loss)	-312	-28	-98	0	-126	-4	-49	179	-312

Condensed consolidating statements of comprehensive income for the year ended December 31, 2001

	Ispat Parent Company	Ispat Inland Guarantor Subsidiaries	Ispat Inland – Non- Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland Consolidated	Ispat Inland LP	Ispat Non- guarantor Subsidiaries	Ispat Eliminations	Ispat Consolidated
Net income (loss)	$-312	$-28	$-98	$—	$-126	$-4	$-49	$179	$-312
Other comprehensive income (loss)	0	-192	-8	0	-200	0	-19	-22	-241
Comprehensive income	-312	-220	-106	0	-326	-4	-68	157	-553

Condensed consolidating balance sheets as of December 31, 2001

	Ispat Parent Company	Ispat Inland Guarantor Subsidiaries	Ispat Inland – Non- Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland Consolidated	Ispat Inland LP	Ispat Non- guarantor Subsidiaries	Ispat Eliminations	Ispat Consolidated

Assets

Current assets:
Cash and cash equivalent	$—	$2	$22	$—	$24	$3	$58	$—	$85
Trade accounts receivable	0	34	160	0	194	0	257	0	451
Inventories	0	20	393	0	413	0	396	-4	805
Other current assets	43	328	-287	0	41	11	1,423	-1,416	102
Total current assets	43	384	288	0	672	14	2,134	-1,420	1,443
Property, plant and equipment - net	0	1,805	0	0	1,805	0	1,319	-15	3,109
Investments in affiliates	465	451	208	-413	246	90	5,729	-6,231	299
Other assets	5	308	4	0	312	676	140	-671	462
Total assets	513	2,948	500	-413	3,035	780	9,322	-8,337	5,313

Liabilities and shareholders’ equity

Current liabilities:
Payable to banks and current portion of long-term debt	0	7	0	0	7	7	324	0	338
Trade accounts payable	0	143	27	0	170	0	370	0	540
Accrued expenses and other current liabilities	175	168	3	0	171	17	583	-615	331
Total current liabilities	0	318	30	0	348	24	1,277	-615	1,209
Long-term debt	0	1,066	181	0	1,247	669	1,581	-1,456	2,041
Deferred employee benefits	0	1,369	0	0	1,369	0	124	0	1,493
Other long-term obligations	0	46	3	0	49	3	183	-3	232
Total liabilities	175	2,799	214	0	3,013	696	3,165	-2,074	4,975
Shareholders’ equity	338	149	286	-413	22	84	6,157	-6,263	338

Total liabilities and shareholders’ equity	513	2,948	500	-413	3,035	780	9,322	-8,337	5,313

Condensed consolidating statements of cash flows for the year ended December 31, 2001

	Ispat Parent Company	Ispat Inland Guarantor Subsidiaries	Ispat Inland – Non- Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland Consolidated	Ispat Inland LP	Ispat Non- guarantor Subsidiaries	Ispat Eliminations	Ispat Consolidated
Net cash provided by operating activities	$8	$-12	$-126	$—	$-138	$8	$198	$-54	$22
Investing activities:
Purchases of property, plant and equipment (PP&E)	0	-28	0	0	-28	0	-83	14	-97
Proceeds from sale of assets and investment including affiliates and joint ventures	0	4	0	0	4	0	46	-13	37
Investment in affiliates and joint ventures	-13	-101	-109	0	8	0	-235	261	21
Other investing activities	0	0	0	0	0	0	25	-21	4

	Ispat Parent Company	Ispat Inland Guarantor Subsidiaries	Ispat Inland – Non- Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland Consolidated	Ispat Inland LP	Ispat Non- guarantor Subsidiaries	Ispat Eliminations	Ispat Consolidated
Net cash provided (used) by investing activities	-13	-125	-109	0	-16	0	-247	241	-35
Financing activities:
Proceeds from payable to banks	0	3	2,200	0	2,203	0	212	1	2,416
Proceeds from long-term debt	0	0	0	0	0	0	139	-14	125
Proceeds from long-term debt payable to affiliated	0	156	0	0	156	7	20	-183	0
Payments of payable to banks	0	0	-2,171	0	-2,171	0	-247	0	-2,418
Payments of long-term debt payable to unrelated parties	0	-8	0	0	-8	-8	-238	9	-245
Payments of long-term debt payable to affiliated	0	-7	0	0	-7	-2	-42	51	0
Purchase of treasury stock	-1	0	0	0	0	0	0	0	-1
Sale of treasury stock	5	0	0	0	0	0	0	0	5
Capital contribution	0	0	0	0	0	0	0	0	0
Dividends	0	-19	0	0	-19	-3	-167	189	0
Issue of share capital - net	0	0	0	0	0	0	240	-240	0
Net cash used by financing activities	4	125	29	0	154	-6	-83	-187	-118
Net increase (decrease) in cash and cash equivalents	-1	-12	12	0	0	2	-132	0	-131
Effect of exchange rate changes on cash	0	0	0	0	0	0	2	0	2
Cash and cash equivalents:
At the beginning of the year	1	1	23	0	24	1	188	0	214
At the end of the year	0	-11	35	0	24	3	58	0	85

Condensed consolidating statements of income for the year ended December 31, 2002

	Ispat Parent Company	Ispat Inland Guarantor Subsidiaries	Ispat Inland – Non- Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland Consolidated	Ispat Inland LP	Ispat Non- guarantor Subsidiaries	Ispat Eliminations	Ispat Consolidated
Net sales	$—	$1,836	$2,300	$-1,832	$2,304	$—	$3,169	$-584	$4,889
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately below)	4	1,967	1,947	-1,832	2,082	0	2,814	-544	4,356
Depreciation	0	99		0	99	0	78	0	177
Selling, general and administrative	7	27	1	0	28	0	135	-18	152
Other operating expense	0	0	62	0	62	0	0	0	62
Operating income	-11	-257	290	0	33	0	142	-22	142
Equity in earnings of subsidiaries	59	0	0	0	0	0	0	-59	0
Other income (expense) - net	0	16	14	0	30	1	20	-7	44
Financing costs:
Net interest income (expense)	1	-57	-20		-77	-9	-118	0	-203
Net gain (loss) from foreign exchange	0	0	0	0	0	0	81	-58	23

	Ispat Parent Company	Ispat Inland Guarantor Subsidiaries	Ispat Inland – Non- Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland Consolidated	Ispat Inland LP	Ispat Non- guarantor Subsidiaries	Ispat Eliminations	Ispat Consolidated
Income before taxes	49	-298	284	0	-14	-8	125	-146	6
Income tax (benefit) expense:
Current	0	-47	45	0	-2	-1	21	0	18
Deferred	0	-44	39	0	-5	-2	-54	0	-61
Net income (loss)	49	-207	200	0	-7	-5	158	-146	49

Condensed consolidating statements of comprehensive income for the year ended December 31, 2002

	Ispat Parent Company	Ispat Inland Guarantor Subsidiaries	Ispat Inland – Non- Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland Consolidated	Ispat Inland LP	Ispat Non- guarantor Subsidiaries	Ispat Eliminations	Ispat Consolidated
Net income (loss)	$49	$-207	$200	$—	$-7	$-5	$158	$-146	$49
Other comprehensive income (loss)	0	-249	-2	0	-251	0	-14	2	-263
Comprehensive income	49	-456	198	0	-258	-5	144	-144	-214

Condensed consolidating balance sheets as of December 31, 2002

	Ispat Parent Company	Ispat Inland Guarantor Subsidiaries	Ispat Inland – Non- Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland Consolidated	Ispat Inland LP	Ispat Non- guarantor Subsidiaries	Ispat Eliminations	Ispat Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$2	$8	$—	$10	$1	$66	$—	$77
Trade accounts receivable	0	92	166	0	258	0	273	-2	529
Inventories	0	51	392	0	443	0	448	-18	873
Other current assets	95	52	-7	0	45	9	2,077	-2,093	133
Total current assets	95	197	559	0	756	10	2,864	-2,113	1,612
Property, plant and equipment - net	0	1,734	0	0	1,734	0	1,301	0	3,035
Investments in affiliates	359	366	215	-366	215	90	6,064	-6,471	257
Other assets	3	453	4	0	457	669	145	-666	608
Total assets	457	2,750	778	-366	3,162	769	10,374	-9,250	5,512
Liabilities and shareholders’ equity
Current liabilities:
Payable to banks and current portion of long-term debt	0	7	0	0	7	7	248	0	262
Trade accounts payable	0	159	17	0	176	0	431	0	607
Accrued expenses and other current liabilities	304	207	4	0	211	15	512	-637	405
Total current liabilities	304	373	21	0	394	22	1,191	-637	1,274
Long-term debt	0	1,017	225	0	1,242	662	1,715	-1,597	2,022
Deferred employee benefits	0	1,705	0	0	1,705	0	176	0	1,881
Other long-term obligations	25	56	2	0	58	6	118	0	207
Total liabilities	329	3,151	248	0	3,399	690	3,200	-2,234	5,384
Shareholders’ equity	128	-401	530	-366	-237	79	7,174	-7,016	128
Total liabilities and shareholders’ equity	457	2,750	778	-366	3,162	769	10,374	-9,250	5,512

Condensed consolidating statements of cash flows for the year ended December 31, 2002.

	Ispat Parent Company	Ispat Inland Guarantor Subsidiaries	Ispat Inland – Non- Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland Consolidated	Ispat Inland LP	Ispat Non- guarantor Subsidiaries	Ispat Eliminations	Ispat Consolidated
Net cash provided by operating activities	$94	$136	$-115	$—	$21	$-5	$60	$-32	$138
Investing activities:
Purchases of property, plant and equipment (PP&E)	0	-52	0	0	-52	0	-56	0	-108
Proceeds from sale of assets and investment including affiliates and joint ventures	0	0	0	0	0	0	18	0	18
Investment in affiliates and joint ventures	-98	-46	57	0	11	0	-46	144	11
Other investing activities	0	0	0	0	0	0	-1	0	-1
Net cash provided (used) by investing activities	-98	-98	57	0	-41	0	-85	144	-80
Financing activities:
Proceeds from payable to banks	0	0	2,242	0	2,242	0	117	0	2,359
Proceeds from long-term debt	0	0	0	0	0	3	122	0	125
Proceeds from long-term debt payable to affiliated	0	0	0	0	0	7	0	-7	0
Payments of payable to banks	0	-14	-2,198	0	-2,212	0	-134	0	-2,346
Payments of long-term debt payable to unrelated parties	0	-13	0	0	-13	-7	-190	-3	-213
Payments of long-term debt payable to affiliated	0	-9	0	0	-9	0	-14	23	0
Purchase of treasury stock	-1	0	0	0	0	0	0	0	-1
Sale of treasury stock	5	0	0	0	0	0	0	0	5
Capital contribution	0	0	0	0	0	0	83	(83)	0
Dividends	0	(2)	0	0	(2)	0	38	(36)	0
Issue of share capital - net	0	0	0	0	0	0	6	(6)	0
Net cash used by financing activities	4	(38)	44	0	6	3	28	(112)	(71)
Net increase (decrease) in cash and cash equivalents	0	0	(14)	0	(14)	(2)	3	0	(13)
Effect of exchange rate changes on cash	0	0	0	0	0	0	5	0	5
Cash and cash equivalents:
At the beginning of the year	0	2	22	0	24	3	58	0	85
At the end of the year	0	2	8	0	10	1	66	0	77

Condensed consolidating statements of income for the year ended December 31, 2003

	Ispat Parent Company	Ispat Inland Guarantor Subsidiaries	Ispat Inland – Non- Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland Consolidated	Ispat Inland LP	Ispat Non- guarantor Subsidiaries	Ispat Eliminations	Ispat Consolidated
Net sales	$—	$2,107	$548	$-432	$2,223	$—	$3,615	$-397	$5,441
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately below)	0	2,092	443	-432	2,103	0	3,205	-365	4,943
Depreciation	0	97		0	97	0	86	0	183
Selling, general and administrative	14	25	2	0	27	0	149	-26	164
Other operating expense	0	0	0	0	0	0	0	0	0
Operating income	-14	-107	103	0	-4	0	175	-6	151
Equity in earnings of subsidiaries	72	0	0	0	0	0	0	-72	0
Other income (expense) - net	18	-5	13	0	8	7	35	-15	53
Financing costs:
Net interest income (expense)	-10	-64	-6		-70	3	-74	0	-151
Net gain (loss) from foreign exchange	0	0	0	0	0	0	57	-53	4
Income before taxes	66	-176	110	0	-66	10	193	-146	57
Income tax (benefit) expense:
Current	0	9	2	0	11	-1	12	0	22
Deferred	0	-46	20	0	-26	5	8	-17	-30
Net income (loss) before cumulative effect of change in accounting principle	66	-139	88	0	-51	6	173	-129	65
Cumulative effect of change in accounting principle	0	-2	0	0	-2	0	3	0	1
Net income (loss)	66	-141	88		-53	6	176	-129	66

Condensed consolidating statements of comprehensive income for the year ended December 31, 2003

	Ispat Parent Company	Ispat Inland Guarantor Subsidiaries	Ispat Inland – Non- Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland Consolidated	Ispat Inland LP	Ispat Non- guarantor Subsidiaries	Ispat Eliminations	Ispat Consolidated
Net income	$66	$-141	$88	$—	$-53	$6	$176	$-129	$66
Other comprehensive income (loss)	0	-79	-2	0	-81	0	62	-18	-37
Comprehensive income	66	-220	86	0	-134	6	238	-147	29

Condensed consolidating balance sheets as of December 31, 2003

	Ispat Parent Company	Ispat Inland Guarantor Subsidiaries	Ispat Inland – Non- Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland Consolidated	Ispat Inland LP	Ispat Non- guarantor Subsidiaries	Ispat Eliminations	Ispat Consolidated
Assets
Current assets:
Cash and cash equivalents	$1	$2	$11	$—	$13	$—	$64	$2	$80
Trade accounts receivable	—	39	177	—	216	—	297	(6)	507
Inventories	—	372	—	—	372	—	465	(9)	828
Other current assets	130	(104)	137	—	33	7	2,339	(2,374)	135
Total current assets	131	309	325	—	634	7	3,165	(2,387)	1,550
Property, plant and equipment - net	—	1,751	—	—	1,751	—	1,340	—	3,091
Investments in affiliates	394	321	214	321	214	90	6,255	(6,701)	252
Other assets	4	533	4	—	537	657	220	(676)	742
Total assets	529	2,914	543	(321)	3,136	754	10,980	(9,764)	5,635

	Ispat Parent Company	Ispat Inland Guarantor Subsidiaries	Ispat Inland – Non- Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland Consolidated	Ispat Inland LP	Ispat Non- guarantor Subsidiaries	Ispat Eliminations	Ispat Consolidated
Liabilities and shareholders’ equity
Current liabilities:
Payable to banks and current portion of long-term debt	—	22	—	—	22	7	334	—	363
Trade accounts payable	—	157	26	—	183	—	394	—	577
Accrued expenses and other current liabilities	360	272	4	—	276	—	907	(1,023)	520
Total current liabilities	360	451	30	—	481	7	1,635	(1,023)	1,460
Long-term debt	—	1,165	150	—	1,315	655	1,580	(1,636)	1,914
Deferred employee benefits	—	1,647	—	—	1,647	—	259	—	1,906
Other long-term obligations	20	78	2	—	80	6	98	2	206
Total liabilities	380	3,341	182	—	3,523	668	3,572	(2,657)	5,486
Shareholders’ equity	149	(427)	361	(321)	(387)	86	7,408	(7,107)	149
Total liabilities and shareholders’ equity	529	2,914	543	(321)	3,136	754	10,980	(9,764)	5,635

Condensed consolidating statements of cash flows for the year ended December 31, 2003

	Ispat Parent Company	Ispat Inland Guarantor Subsidiaries	Ispat Inland – Non- Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland Consolidated	Ispat Inland LP	Ispat Non- guarantor Subsidiaries	Ispat Eliminations	Ispat Consolidated
Net cash provided by operating activities	(62)	63	(39)	—	24	13	314	(100)	189
Investing activities:
Purchases of property, plant and equipment (PP&E)	—	(111)	—	—	(111)	—	(53)	—	(164)
Proceeds from sale of assets and investment including affiliates and joint ventures	—	—	—	—	—	—	21	—	21
Investment in affiliates and joint ventures	—	(98)	117	—	19	—	12	(12)	19
Other investing activities	—	—	—	—	—	—	—	—	—
Net cash provided (used) by investing activities	—	(209)	117	—	(92)	—	(20)	(12)	(214)
Financing activities:
Proceeds from payable to banks	—	973	2,429	—	3,402	—	159	15	3,576
Proceeds from long-term debt	71	9	—	—	9	—	66	(94)	52
Proceeds from long-term debt payable to affiliated	—	76	—	—	76	—	(149)	167	94
Payments of payable to banks	—	(886)	(2,504)	—	(3,390)	—	(180)	—	(3,570)
Payments of long-term debt payable to unrelated parties	—	(3)	—	—	(3)	(13)	(189)	(2)	(207)
Payments of long-term debt payable to affiliated	—	(7)	—	—	(7)	(1)	(3)	11	—
Purchase of treasury stock	(8)	—	—	—	—	—	—	—	(8)
Sale of treasury stock	—	—	—	—	—	—	—	—	—
Capital contribution	—	—	—	—	—	—	(4)	4	—
Dividends	—	(16)	—	—	(16)	—	(23)	39	—
Issue of share capital - net	—	—	—	—	—	—	28	(28)	—
Net cash used by financing activities	63	146	(75)	—	71	(14)	(295)	112	(63)
Net increase (decrease) in cash and cash equivalents	1	—	3	—	3	(1)	(1)	—	2
Effect of exchange rate changes on cash	—	—	—	—	—	—	1	—	1

	Ispat Parent Company	Ispat Inland Guarantor Subsidiaries	Ispat Inland – Non- Guarantor Subsidiaries	Consolidating Adjustments	Ispat Inland Consolidated	Ispat Inland LP	Ispat Non- guarantor Subsidiaries	Ispat Eliminations	Ispat Consolidated
Cash and cash equivalents:
At the beginning of the year	—	2	8	—	10	1	66	—	77
At the end of the year	1	2	11	—	13	—	66	—	80

NOTE 21:  RESTATEMENT

Subsequent to the issuance of the consolidated financial statements for the period ended December 31, 2003 Ispat determined that it should have eliminated the gains on the early extinguishment of debt in computing 2002 and 2001 Cash Flows provided from operating activities rather than being reported as part of Ispat’s Cash flow used by financing activities.  Additionally, in 2001, a non-cash equity investment was included in Cash flows from operating activities and investing activities, rather than being excluded from the statement of cash flows and disclosed as a non-cash investment.

	As Previously Reported	As Restated Year ended December 31, 2002
Cash flows provided by operating activities	$168	$138
Cash flows used by financing activities	(101)	(71)
Year ended December 31, 2001
Cash flows provided by operating activities	40	22
Cash flows used in investing activities	(48)	(35)
Cash flows used by financing activities	$(123)	$(118)

LNM Holdings N.V. and Subsidiaries

Consolidated Financial Statements

As of December 31, 2001, 2002 and 2003

and for each of the three years ended

December 31, 2003

LNM Holdings N.V.

Consolidated Financial Statements

Years ended December 31, 2001, 2002 and 2003

and for each of the three years ended December 31, 2003

Report of Independent Auditors

The Board of Directors and Shareholder of LNM Holdings N.V.:

We have audited the accompanying consolidated balance sheets of LNM Holdings N.V. and subsidiaries as of December 31, 2001, 2002 and 2003, and the related consolidated statements of income, comprehensive income, shareholder’s equity, and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Iscor Limited, (a corporation in which the Company has an 34.9% and 49.9% interest at December 31, 2002 and 2003, respectively), have been audited by other auditors whose report has been furnished to us; insofar as our opinion on the consolidated financial statements relates to the amounts included for Iscor Limited, it is based solely on their report.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LNM Holdings N.V. and subsidiaries at December 31, 2001, 2002 and 2003, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Rotterdam, The Netherlands

October 28, 2004

Ernst & Young Accountants

Report of the Independent Auditors

The Board of Directors and Shareholders of Iscor Limited:

We have audited the accompanying Consolidated Balance Sheets of Iscor Ltd. and subsidiaries (the “Group”) as at December 31, 2003 and 2002 and the related Consolidated Income Statements, Consolidated Statements of Changes in Equity and Consolidated Cash Flow Statements for each of the years in the two year period ended December 31, 2003 presented on pages 4 to 51. These Consolidated Financial Statements are the responsibility of the management and directors of Iscor Ltd. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned Consolidated Financial Statements present fairly, in all material respects, the financial position of the Group as at December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the years in the two year period ended December 31, 2003 in conformity with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.

/s/ KPMG Inc.

Registered Accountants and Auditors
Pretoria, South Africa
October 28, 2004

LNM Holdings N.V.

Consolidated Balance Sheets

(Millions of U.S. Dollars, except share data)

	December 31,
	2001	2002	2003
Assets
Current Assets
Cash and cash equivalents (Note 4)	$140	$340	$820
Trade accounts receivable, net (Note 5)	246	239	382
Inventories, net (Note 6)	323	428	759
Prepaid expenses	61	73	186
Deferred tax asset, net (Note7)	11	2	2
Total Current Assets	781	1,082	2,149

Property, plant and equipment, net (Note 8)	1,029	1,059	1,563
Investments in affiliates and others (Note 9)	19	260	715
Deferred tax asset, net (Note 7)	20	3	1
Other assets	1	26	110
Total Assets	$1,850	$2,430	$4,538

Liabilities and Shareholder’s Equity
Current Liabilities
Payable to banks (Note 10)	$117	$44	$77
Current portion of long-term debt (Note 11)	15	15	100
Trade accounts payable	367	326	438
Accrued expenses and other liabilities (Note 12)	89	119	320
Total Current Liabilities	588	504	935

Long-term debt (Note 11)	213	350	613
Loan from shareholder (Note 13)	8	40	—
Deferred tax liabilities (Note 7)	—	3	189
Employee benefit obligation (Note 14)	38	28	27
Other long-term obligations (Note 15)	83	55	101
Total Liabilities	930	980	1,865
Commitments and contingencies (Note 18)
Minority Interest	152	136	261
Shareholder’s Equity
Common shares (par value $0.10 per share, 500,000,000 common shares authorized, issued and outstanding)	50	50	50
Retained earnings	718	1,264	2,216
Accumulated other comprehensive income	—	—	146
Total Shareholder’s Equity	768	1,314	2,412
Total Liabilities and Shareholder’s Equity	$1,850	$2,430	$4,538

The number of Common shares outstanding and par value per Common share have been restated to give effect to the ten-for-one stock split effective October 14, 2004.

The notes to the consolidated financial statements form an integral part of this statement.

LNM Holdings N.V.

Consolidated Statements of Income

(Millions of U.S. Dollars, except share data)

	Year ended December 31,
	2001	2002	2003

Sales	$946	$2,228	$4,167

Costs and Expenses:
Cost of sales (exclusive of depreciation shown separately below)	679	1,425	2,664
Depreciation	52	89	148
Selling, general and administrative	58	154	219

	789	1,668	3,031

Operating income	157	560	1,136
Other income – net	7	4	32
Income from equity method investment (Note 9)	—	95	159
Financing Costs:
Interest (expense) – net of capitalized interest of $4 in 2001, $4 in 2002 and $6 in 2003	(12)	(24)	(33)
Interest income	5	5	9
Net gain/(loss) from foreign exchange	(9)	(8)	40
	(16)	(27)	16
Income before taxes and minority interest	148	632	1,343
Income tax expense (Note 7):
Current	18	46	21
Deferred	19	29	171
	37	75	192
Net income before minority interest	$111	$557	$1,151
Minority interest	2	(11)	(35)

Net Income	$113	$546	$1,116

Basic and diluted earnings per common share:
Net income	$0.23	$1.09	$2.23

Weighted average number of common share outstanding (in millions)	500	500	500

Net income per Common share and average number of Common shares outstanding have been restated to give effect to the ten-for-one stock split effective October 14, 2004.

The notes to the consolidated financial statements form an integral part of this statement.

LNM Holdings N.V.

(Millions of U.S. Dollars, except share data)

Consolidated Statements of Comprehensive Income

	Year ended December 31,
	2001	2002	2003

Net Income	$113	$546	$1,116
Other Comprehensive Income, net of tax:
Unrealized gain on available for sale security – net of income taxes of $ nil	—	—	69
Foreign currency translation adjustment – net of income taxes of $ nil	—	—	77
	—	—	146
Comprehensive Income	$113	$546	$1,262

Consolidated Statements of Shareholder’s Equity

				Accumulated Other Comprehensive Income
				Unrealized
				Gain on	Foreign
				Available	Currency	Total
	Common Shares		Retained	for Sale	Translation	Shareholder’s
	Shares	Amount	Earnings	Security	Adjustment	Equity
	(million)
Balance at December 31, 2000	500	$50	$605	$—	$—	$655

Net income		—	113	—	—	113
Balance at December 31, 2001	500	50	718	—	—	768

Net income		—	546	—	—	546
Balance at December 31, 2002	500	50	1,264	—	—	1,314

Net income		—	1,116	—	—	1,116
Other comprehensive income		—		69	77	146
Dividend, $0.33 per common share		—	(164)	—	—	(164)
Balance at December 31, 2003	500	$50	$2,216	$69	$77	$2,412

The number of Common shares outstanding and cash dividends paid per common share have been restated to give effect to the ten-for-one stock split effective October 14, 2004.

The notes to the consolidated financial statements form an integral part of these statements.

LNM Holdings N.V.

Consolidated Statements of Cash Flows

(Millions of U.S. Dollars, except share data)

	Year ended December 31,
	2001	2002	2003
Operating activities
Net income	$113	$546	$1,116
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation	52	89	148
Actuarial gain from reassessment of employee benefit obligation	(7)	(11)	(3)
Net foreign exchange gain / (loss)	4	—	(27)
Deferred income tax	19	29	171
Minority interest	(2)	11	35
Income from equity method investment, net of $47 recorded as Other Income in 2003	—	(95)	(112)
Distribution from equity method investment	—	6	48
Other	—	(32)	20
Changes in operating assets and liabilities, net of effects from purchases of subsidiaries:
Trade accounts receivable	6	(8)	(49)
Inventories	16	(82)	(124)
Prepaid expenses	6	(28)	(89)
Trade accounts payable	31	(63)	21
Accrued expenses and other liabilities	(23)	39	94
Net cash provided by operating activities	215	401	1,249

Investing activities
Purchases of property, plant and equipment	(103)	(157)	(257)
Proceeds from sale of property, plant and equipment	—	17	5
Investment in affiliates and available for sale securities	(18)	(149)	(299)
Acquisitions of net assets of subsidiaries, net of cash acquired	(28)	1	(21)
Net cash used in investing activities	(149)	(288)	(572)

Financing activities
Proceeds from payable to banks	87	41	70
Proceeds from long term debt	—	59	—
Proceeds from shareholder’s loan	—	32	—
Payments of payable to banks	—	(14)	(66)
Payments of long term debt	(20)	(31)	(19)
Payments of shareholder’s loan	(41)	—	(40)
Payment of dividend	—	—	(164)
Net cash provided by (used in) financing activities	26	87	(219)
Net increase in cash and cash equivalents	92	200	458
Effect of exchange rate changes on cash	1	—	22

Cash and cash equivalents at the beginning of year	47	140	340
Cash and cash equivalents at the end of year	$140	$340	$820

Supplemental cash flow information
Cash paid during the year for:
Interest – net of amount capitalized	$49	$21	$35
Income tax	14	44	17

The notes to the consolidated financial statements an integral part of this statement.

LNM Holdings N.V.

Notes to the Consolidated Financial Statements

(Unless otherwise stated all amounts are in millions of U.S. Dollars except share data)

1.              Nature of Business and Basis of Presentation

Nature of business

LNM Holdings N.V. (the “Company”), registered under the laws of the Netherlands Antilles, through its subsidiaries, produces steel and steel related products, mines iron ore and coal and generates power. The Company owns and operates manufacturing facilities in the Republic of Kazakhstan, the Republic of Algeria, the Republic of Romania and the Czech Republic. The foregoing manufacturing facilities, each of which includes its respective subsidiaries, are referred to herein as the “Operating Units”. The Company has no manufacturing operations of its own and its major assets are interests in the common stock of the Operating Units, sales subsidiary and a 49.9% investment in Iscor Limited, a steel manufacturing company in South Africa (“ISCOR”). Mr. Lakshmi N. Mittal and members of his immediate family own, either directly or indirectly, all the issued and outstanding shares of the Company at December 31, 2001, 2002 and 2003.

Basis of Presentation

The consolidated financial statements, which include the accounts of the Company and its majority owned subsidiaries, all of which are controlled by the Company, have been prepared in accordance with Accounting Principles Generally Accepted in the United States of America (“US GAAP”). Inter-company balances and transactions have been eliminated upon consolidation.

The Company maintains its accounting records and prepares its consolidated financial statements in U.S. Dollars.

The records of each of the Operating Units are maintained in the currency of the country in which the Operating Unit is located, using the statutory or generally accepted accounting principles of such country. The functional currency of each of the Operating Units is the U.S. Dollar, except Ispat Nova Hut, whose functional currency is Czech Koruna (“CZK”). For consolidation purposes, the financial statements, which result from such records, have been adjusted to conform to US GAAP.

The consolidated financial statements include the following significant operating and sales subsidiaries:

Company	Location	Present Ownership*	Activity	Date Acquired or Established

Ispat Karmet OJSC (“Ispat Karmet”)	Republic of Kazakhstan	100.0%	Production and sale of steel products; coal mines; power plant; iron ore mines; and various ancillary businesses to support the steel business	November 17, 1995
LNM Marketing FZE (“LNM Marketing”)	Jebel Ali Free Zone, United Arab Emirates	100.0%	Sale of steel and steel related products	January 24, 2000
Ispat Annaba Spa (“Ispat Annaba”)	Republic of Algeria	70.0%	Production and sale of steel products; and various ancillary businesses to support the steel business	October 18, 2001
Ispat Tebessa Spa (“Ispat Tebessa”)	Republic of Algeria	70.0%	Mining of iron ore	October 18, 2001
S.C. Ispat Sidex S.A (“Ispat Sidex”)	Republic of Romania	99.4%	Production and sale of steel products; and various ancillary businesses to support the steel business	November 15, 2001
Ispat Nova Hut a.s. (“Ispat Nova Hut”)	Czech Republic	74.3%	Production and sale of steel products; and various ancillary businesses to support the steel business	January 31, 2003
S.C. Ispat Tepro S.A (“Ispat Tepro”)	Republic of Romania	70.8%	Production and sale of steel products; and various ancillary businesses to support the steel business	July 9, 2003
S.C. Ispat Petrotub S.A. (“Ispat Petrotub”)	Republic of Romania	69.8%	Production and sale of steel products; and various ancillary businesses to support the steel business	December 19, 2003

* Ownership percentage as of December 31, 2003. Details of ownership for these entities are described more fully in Note 3.

Foreign Currency Transactions and Translation of Financial Statements

The Company’s consolidated financial statements have been prepared using the U.S. Dollar as the reporting currency.

Transactions in currencies other than the functional currency of a subsidiary or the Company are recorded at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the functional currency are remeasured at rates of exchange prevailing at the balance sheet date and the related transaction gains and losses are reported in the statements of income.

Upon consolidation, the results of operations of the subsidiaries and affiliates whose functional currency is other than the U.S. Dollar are translated into U.S. Dollars at the average exchange rates for the year and assets and liabilities are translated at year end exchange rates. Translation adjustments are presented as a separate component of other comprehensive income in the Consolidated Statements of Comprehensive Income and the Consolidated Statements of Shareholder’s Equity and are included in net earnings only upon sale or liquidation of the underlying foreign subsidiary or affiliated company.

2.              Summary of Significant Accounting Policies

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions used.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand, current account bank balances, bank deposits and highly liquid investments with an original maturity of three months or less.

Inventories

Inventories are carried at the lower of cost or net realizable value.  Cost is determined using the first-in, first-out (“FIFO”) method and average cost method, which approximates FIFO.  Costs include the purchase costs of raw materials and conversion costs such as direct labor and an allocation of fixed and variable production overheads. Raw materials and spare parts are valued at invoice cost inclusive of freight shipping and handling costs.

Accounts receivable

Accounts receivable are shown at their net realizable value, which approximates their fair value.

The Company maintains an allowance for doubtful accounts at an amount it considers to be a sufficient estimate of losses resulting from collecting less than the full payment on its receivables.  In judging the adequacy of the allowance for doubtful accounts, the Company considers multiple factors including historical bad debt experience, the current economic environment, and the aging of the receivables.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation.  Cost includes purchase price, duties and directly attributable costs of bringing the assets to useable condition for their intended use. Gains and losses on retirement or disposal of assets are determined as the difference between net disposal proceeds and the carrying amount and are reflected in the statement of income. Expenditures for repairs and maintenance are charged to expense as incurred. Major improvements or overhauls which add to productive capacity or extend the life of an asset are capitalized and amortized over their estimated useful life.

Property, plant and equipment under construction are recorded as “capital work in progress” accumulating all costs directly related with the work performed at the period-end until those assets are ready for use. These assets under construction are not depreciated.

The interest expense related to the construction and installation of property, plant and equipment, is capitalized. Interest during construction is capitalized to property, plant and equipment under construction until the assets are ready for their intended use.

The cost of property, plant and equipment is depreciated on a straight-line basis, except coal-production assets, over the useful lives of the related assets, ranging from 10 to 40 years for buildings and 3 to 40 years for machinery and equipment.  The cost of coal-production assets of Ispat Karmet are depreciated on a unit-of-production basis.  The rate of depreciation is determined based on the rate of depletion of the proven developed reserves in the coal deposits mined. Proven developed reserves are defined as the estimated quantity of product which can be expected to be profitably extracted, processed and used in the production of steel under current and foreseeable economic conditions.

Negative goodwill

The Company has historically purchased under-performing steel assets, principally those involved in various privatization programs in former state controlled economies.  Businesses with these characteristics typically have market values that do not exceed net asset fair value, thus producing negative goodwill for accounting purposes.  The Company accounts for its negative goodwill in accordance with FASB Statement of Financial Accounting Standards No. 141 (FAS 141), “Business Combinations”.  FAS 141 requires that in a business combination in which the fair value of the identifiable net assets acquired exceeds the cost of the acquired business, the excess over cost (i.e., negative goodwill) reduce, on a pro rata basis, amounts assigned to all acquired non-current assets, with certain exceptions.  Any excess negative goodwill remaining after reducing to zero the amounts that would have been assigned to the assets acquired would be recognized as an extraordinary gain.

Impairment of long-lived assets

Long lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable.  Events or circumstances that would result in an impairment review primarily include operations reporting losses, a significant change in the use of an asset, or the planned disposal or sale of an asset.  The asset would be considered impaired when the future net undiscounted cash flows generated by the asset are less than its carrying value.  An impairment loss would be recognized based on the amount by which the carrying value of the assets exceeds it fair value.

Investment in affiliates and others

Investments in affiliates and others, over which the Company and/or its subsidiaries do not have the ability to exercise significant influence and have a readily determinable fair value, are accounted for at fair value with any unrealized gain or loss included in other comprehensive income. To the extent that these investments do not have a readily determinable fair value, they are accounted for under the cost method. Investments in 20% to 50% owned affiliates over which the Company and/or its Operating Units exercise or have the ability to exercise significant influence are accounted for by the equity method of accounting.

The Company and its subsidiaries periodically review whether the fair value of its investments in affiliates and others is other than temporarily lower than book value. If judged so, the value of investment is written down to fair value.

Retirement benefits

The Operating Units settle their obligations to the various state contribution schemes according to the statutory requirements of the respective countries. In addition, retirement benefits are provided under unfunded defined benefit pension plans, agreed upon in the certain labour union agreements.  The Company amortizes prior service costs over the average future service period of active plan participants.  The liabilities and net periodic pension costs related to these plans are periodically calculated by independent actuaries on the basis of formulas defined in the plans using the projected unit actuarial credit method and fully provided for in the financial statements.

Trade accounts payable

Trade accounts payable are carried at cost which approximates the fair value of the consideration to be paid in the future for goods and services received.

Revenue recognition

Revenues are recognized when products are shipped or services are provided to customers, the sales price is fixed and determinable, collectibility is reasonably assured, and title and risks of ownership have passed to the buyer. Costs associated with revenue, including shipping and other transportation costs, are recorded in cost of sales.  Depreciation expense is classified as a separate component of costs and expenses on the Consolidated Statements of Income.

Financing costs

The caption financing costs includes interest, amortization of discounts or premiums on borrowings, amortization of costs incurred in connection with the arrangement of borrowings and net gains or losses from foreign exchange on transactions of long term debts, net of any unrealized gains and losses on foreign exchange contracts.

Research and development and advertising costs

Research and development and advertising costs are expensed as incurred and are not significant in any period presented.

Income taxes

The provision for income taxes includes income taxes paid, currently payable or receivable and those deferred. Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for the estimated future effects of tax loss carry-forwards. Deferred tax assets and liabilities are measured using currently enacted statutory tax rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of income in the period in which the enactment date changes.  The Company records a valuation allowance based on available evidence to reduce its deferred tax assets to the amount that is more likely than not to be realized.

Environmental costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation or cost reduction, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated based on ongoing engineering studies, discussions with the environmental authorities and assumptions as to the areas that may have to be remediated along with the nature and extent of the remediation that may be required. The ultimate cost to the Company and its subsidiaries are primarily dependent upon factors beyond its control such as the scope and methodology of the remedial action requirements to be established by environmental and public health authorities, new law or government regulations, rapidly changing technology and the outcome of any potential related litigation.

Derivative Financial Instruments

Derivative financial instruments are utilized by the Company and its subsidiaries to manage its exposure to fluctuations in commodity prices, foreign exchange risks and interest rates. The Company and its subsidiaries have established a control environment which includes policies and procedures for risk assessment and the approval and monitoring of derivative financial instrument activities. Derivative instruments used by the Company and its subsidiaries are straightforward, non leveraged instruments for which quoted market prices are readily available from a number of independent sources. Such financial instruments are not bought and sold for trading purposes. The risk of credit loss is deemed to be remote, because the counterparties to these instruments are major international financial institutions with strong credit ratings and because of the limited positions entered into by the Company and its subsidiaries with any one institution. The Company and its subsidiaries do not enter into foreign currency hedging contracts related to its investments in affiliated companies. The Company and its subsidiaries selectively uses various financial instruments, primarily foreign currency forward exchange contracts, interest rate swaps and commodity future contracts, to manage exposure to price fluctuations.

All derivatives, whether designated as qualifying for hedge accounting treatment or not, are recorded on the balance sheet at fair value. If the derivative is designed as a fair value hedge, the changes in the fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designed as a cash flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. Changes in the fair value of undesignated hedges are recognized in the income statement immediately. Gains and losses related to financial instruments that are utilized to manage exposures to fluctuations in the cost of materials used in the production process are recognized as a part of the cost of the underlying product or service when the contracts are executed. Open contracts as of December 31, 2001, 2002 and 2003 were not significant.

Earnings per Share

Earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the periods presented.  The computation of diluted earnings per share is similar to basic earnings per common share, except that diluted earnings per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue common shares were exercised into common shares or resulted in the issuance of common shares that then shared in the earnings (losses) of the Company.  At December 31, 2001, 2002 and 2003, the Company had no such dilutive securities or contracts.

On October 14, 2004, the Company declared a ten-for-one stock split of the Company’s Common Shares.  Accordingly, all per share amounts, average shares outstanding, and shares outstanding have been adjusted retroactively to reflect the stock split.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”), an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statement,” which requires the consolidation by a business enterprise of variable interest entities, if the business enterprise is the primary beneficiary. The FASB has amended FIN 46 Revised December 2003 (“FIN 46R”). FIN 46 or FIN 46R are effective to those entities that are considered to be special purpose entities no later than as of the end of a reporting period that ends after December 31, 2003. Any interest in an entity created after December 31, 2003 will be subject to FIN 46R immediately.  The Company will apply the provisions of FIN 46R for all other entities on January 1, 2005.  The Company is currently evaluating the future impact, if any, of the adoption of this new standard.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 149”).  The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contract, and for hedging activities under Statement No. 133.  The amendments set forth in FAS 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly.  FAS 149 is effective for contracts entered into or modified after June 30, 2003, expect for certain outlined exceptions.  This Statement was adopted with no initial impact.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“FAS 150”).  FAS 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or “mezzanine” equity, by now requiring these instruments be classified as liabilities (or assets in some circumstances) in the balance sheet.  Further, FAS 150 requires disclosure regarding the terms of those instruments and settlement alternatives.  The guidance in the Statement is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003.  This Statement was adopted with no initial impact.

In December 2003, the FASB issued SFAS 132 (revised 2003), “Employers’ Disclosure’s about Pensions and Other Postretirement Benefits”. The statement replaces the original SFAS 132 and revises employers’ disclosures about pension plans and other postretirement benefit plans to require more information about the economic resources and obligations of such plans. SFAS 132 (revised 2003) amends the disclosure requirements of SFAS 87, SFAS 88, and SFAS 106, however the measurement and recognition guidance is not affected. SFAS 132 (revised 2003) requires additional disclosures for plan assets, obligations, tabular presentation of key assumptions and measurement dates used for a majority of the plans.

Reclassifications

Certain reclassifications have been made to the prior period’s financial statements in order to conform to the current year classifications.

3.              Acquisitions

A key element of the Company’s strategy is to achieve growth through acquisitions.  The acquisitions provide for more significant presence in economies that are expected to experience above average growth in steel consumption.

On October 18, 2001, the Company subscribed and acquired 1,260,331 shares of Ispat Annaba, representing 70% of the total issued share capital, for $ 25 under an agreement with Enterprise Nationale de Sidérurgie (“Sider”). The results of Ispat Annaba have been included in the consolidated financial statements since that date. Ispat Annaba, operating in the Republic of Algeria, is in the business of production and sale of steel products and also owns various ancillary businesses to support the steel business.

On October 18, 2001, the Company subscribed and acquired 42,920 shares of Ispat Tebessa, representing

70% of the total issued capital, for $ 5 under an agreement with Enterprise Publique Economique du Fer et du Phosphate (“Ferphos”). The results of Ispat Tebessa have been included in the consolidated financial statements since that date. Ispat Tebessa, operating in the Republic of Algeria, owns iron mines and engages in the mining and sale of iron ore.

On November 15, 2001, the Company purchased 705,965,328 shares of Ispat Sidex, representing 91.6% of the total issued share capital of Ispat Sidex, from the Authority for Privatization and Management of the State Ownership (“APAPS”) for $ 60. The Company has paid cash of $ 25 in 2001, $ 10 in 2003 and the balance of $ 25 will be paid subject to completion of negotiation with APAPS. The results of Ispat Sidex have been included in the consolidated financial statements since that date. Ispat Sidex, operating in the Republic of Romania, is in the business of production and sale of steel products and also owns various ancillary businesses to support the steel business.

On January 31, 2003, the Company acquired 7,710,973 existing shares and 924,384 newly issued shares of Ispat Nova Hut, together representing 69.7% of the total issued share capital of Ispat Nova Hut, as well as certain of its debts for $ 52 under an agreement with Fond narodniho majetku Ceske republiky (“FNM”).  Ispat Nova Hut, operating in the Czech Republic, is in the business of production and sale of steel products and also owns various ancillary businesses to support the steel business.  The Company acquired a further 573,294 shares of Ispat Nova Hut, representing 4.6% of the total issued share capital of Ispat Nova Hut, under a public offer, on November 21, 2003 for approx $ 6. The minority interest and negative goodwill had been adjusted accordingly, as shown below. The results of Ispat Nova Hut have been included in the consolidated financial statements since January 31, 2003.

On July 9, 2003, the Company acquired 5,782,596 shares of Ispat Tepro, which is in the business of production and sale of steel products in the Republic of Romania, representing 70.8% of its total issued capital, for $ 0.8 under an agreement with the Authority for Privatization and Management of State Holdings (“APAPS”). The Company has paid $ 0.3 with the balance $ 0.5 payable at the end of 18 months. The Company also has an option to acquire additional shares under a debt equity swap for $ 0.8, which will, if exercised, increase the shareholding of the Company in Ispat Tepro to approximately 83%.  The results of Ispat Tepro have been included in the consolidated financial statements since the date of acquisition.

The Company acquired an additional 59,981,037 shares of Ispat Sidex, representing 7.8% of the total issued share capital of Ispat Sidex, under a compulsory offer, closed on September 23, 2003 for $ 26, increasing the Company’s ownership to 99.4%. See above for discussion of initial acquisition of shares of Ispat Sidex.  The acquisition of the minority interest was accounted for under the purchase method of accounting and resulted in negative goodwill of $ 35.  The negative goodwill has been allocated to the fair value of the tangible fixed assets acquired.

On December 19, 2003, the Company acquired 10,077,565 shares of Ispat Petrotub, which is in the business of production and sale of steel products in the Republic of Romania, representing 69.8% of the total issued capital of Ispat Petrotub, for $ 6 under an agreement with the Authority for Privatization and Management of State Holdings (“APAPS”). The Company has paid $ 2 and the remaining balance of $ 4 is payable at the end of 18 months.  The results of Ispat Petrotub have been included in the consolidated financial statements since the date of acquisition.

The above acquisitions were accounted for by the purchase method of accounting. The purchase price was allocated based on the estimated fair values of the assets acquired and the liabilities assumed. During 2002, in connection with its acquisition of Ispat Sidex, the Company finalized the valuation of property, plant and equipment of Ispat Sidex, based on a third party valuation.  This has resulted in lower prospective depreciation charges in 2002 and 2003 as compared to 2001, due to the resulting reallocation of asset categories.  The Company has obtained a third-party valuation of assets and liabilities related to the Ispat Nova Hut acquisition made during 2003.

The table presented below summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.  Based on the difference between the purchase price (including acquisition costs) and the fair value to the assets acquired and the liabilities assumed, the negative goodwill is treated as disclosed below.

	2001 Acquisitions			2003 Acquisitions
	Ispat Sidex	Ispat Annaba	Ispat Tebessa	Ispat Nova Hut	Ispat Tepro	Ispat Petrotub

Current assets	$259	$222	$25	$476	$5	$27
Property, plant & equipment	741	245	4	968	7	58
Other assets	1	—	—	24	1	—

Total Assets	$1,001	$467	$29	$1,468	$13	$85

Current liabilities	$342	$56	$3	$287	$9	$46
Long term loan	16	128	—	282	—	20
Other long term liabilities	2	29	14	14	—	2
Deferred tax liabilities	—	—	—	12	—	—
Minority interest	10	15	4	11	—	—

Total Liabilities	$370	$228	$21	$606	$9	$68
Total Net Assets	$631	$239	$8	$862	$4	$17

Minority interest	$53	$72	$2	$121	$1	$5
Net assets acquired	578	167	6	741	3	12
Purchase price	(60)	(25)	(5)	(58)	(1)	(11)
Negative Goodwill	$518	$142	$1	$683	$2	$1

In the consolidated financial statements, the negative goodwill balances reduced the value, on a pro-rata basis, of non-current assets acquired, primarily property, plant and equipment acquired, in accordance with FAS 141.

The following un-audited pro forma data for the Company includes the results of operations of Ispat Nova Hut, Ispat Tepro and Ispat Petrotub, as if the acquisitions had been consummated as the beginning of 2002. The un-audited pro forma data is based on historical information and does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations.

	Unaudited
	Pro Forma 2002	Pro Forma 2003

Sales	$3,245	$4,337
Net Income	549	1,095
Earning per Common share – basic and diluted	1.10	2.19

4.              Cash and Cash Equivalents

Cash and cash equivalents of $ 140 at December 31, 2003 (2002: $ 22, 2001: $ 30) are restricted and have been pledged as collateral with various banks as margin for letters of credit and guarantees.

Cash and cash equivalents principally include balances in U.S. Dollar denominated accounts.  At December 31, 2003, the Company also maintained depository accounts with balances denominated in the Euro, Romanian Lei, Czech Koruna, and Kazakhstan Tenge, as well as in other foreign currencies.

5.              Trade Accounts Receivable

Trade accounts receivable is net of allowance for doubtful accounts of $ 72 at December 31, 2003 (2002: $ 36, 2001: $ 32).

6.              Inventories, net

Inventory, net of allowance for slow moving and obsolete inventory of $101 (2002 $ 94, 2001: $ 158), comprised of the following as on December 31,

	2001	2002	2003

Finished products	$102	$139	$216
Production in progress	73	84	142
Raw materials	73	95	249
Manufacturing supplies, spare parts and other	75	110	152
	$323	$428	$759

7.              Income Taxes

The Company is subject to Netherland Antilles tax laws. All subsidiaries operate outside of the Netherland Antilles and are subject to the laws of the respective countries in which they operate.

The provision for income taxes from continuing operations for the year ended December 31 consists of the following:

	2001	2002	2003
Current:
Kazakhstan	$12	$42	$5
Netherlands Antilles	—	1	6
Netherlands	6	3	9
Others	—	—	1
Total current income tax expense	18	46	21

Deferred:
Kazakhstan	19	29	142
Czech Republic	—	—	22
Algeria	—	—	7
Total deferred income tax expense	19	29	171
Total income tax expense	$37	$75	$192

The effective tax rate applied to pretax income from continuing operations for the year ended December 31 differed from the statutory rate due to the following:

		2001	2002	2003
Income tax computed at statutory rate
Kazakhstan		$23	$67	$132
Czech Republic		—	—	38
Romania		3	5	48
Other		6	4	15
		32	76	233
Increase (decrease) resulting from
Permanent items	Kazakhstan	8	4	2
Contingencies	Kazakhstan			13
Rate change	Czech Republic	—	—	(11)
Change in valuation allowance	Czech Republic			(4)
Benefit of tax holiday	Romania	(3)	(5)	(48)
Other		—	—	7
Total income tax expense		$37	$75	$192

Deferred income tax

The tax effects of temporary differences that give rise to a significant portion of the Company’s deferred tax assets and liabilities at December 31 are as follows:

		2001	2002	2003
Current deferred tax assets
Allowance for obsolete inventory	Kazakhstan	$11	$2	$2
Tax loss carry-forwards	Czech Republic	—	—	34
Other tax related benefits	Czech Republic	—	—	6
Less: valuation allowance		—	—	(40)
		$11	$2	$2
Non current deferred tax assets
Property, plant and equipment	Kazakhstan	$17	$—	$—
Employee benefit obligations	Kazakhstan	3	3	1
Property, plant and equipment	Czech Republic	—	—	144
Property, plant and equipment	Romania	35	41	63
Less: valuation allowance		(35)	(41)	(207)
		$20	$3	$1
Non current deferred tax liabilities
Property, plant and equipment	Kazakhstan	$—	$(3)	$(142)
Property, plant and equipment	Algeria	—	—	(7)
Other	Czech Republic	—	—	(40)
		$—	$(3)	$(189)

Net deferred tax asset/(liability)		$31	$2	$(186)

As a result of commitments under sale and purchase agreements and capital investments undertaken by the Company, income from operating activities in certain countries is subject to reduced tax rates, and in some cases is wholly exempt from taxes, for years through 2011.  Ispat Karmet and the Government of Kazakhstan signed an agreement that fixed its corporate income tax payments for the years 2005 through 2009.  The fixed corporate income tax payments are dependent upon Ispat Karmet’s completion of required capital investments by December 31, 2004, which was subsequently extended to December 31, 2006.  As of December 31, 2003, the Company has incurred approximately $153 of the total $580 required capital investments.

Ispat Sidex is exempted from payment of income tax for a period of 5 years.

Ispat Annaba and Ispat Tebessa are exempt from corporate tax for a period of 10 years commencing from October 2001 provided certain commitments are met as specified in Note 18.

The Company has not provided any deferred income taxes on the undistributed earnings of its foreign Operating Units based upon its determination that such earnings will be indefinitely reinvested.  If such earnings were not considered indefinitely reinvested, deferred foreign income taxes would have been provided.  However, determination of the amount of deferred income taxes is not practical.

At December 31, 2003, the Company had net operating loss carry-forwards of $121 which will begin to expire in 2004.  These tax loss carry-forwards are denominated in local currency and fluctuation of the U.S. Dollar against the local currency could reduce the economic value of these tax loss carry-forwards in future years.

8.              Property, Plant and Equipment

Property, plant and equipment is summarized as follows:

	Land	Buildings and improvements	Machinery and equipment	Coal production assets	Capital work in progress	Total
Balance at December 31, 2001:
At cost	$17	$475	$1,641	$159	$72	$2,364
Accumulated depreciation	—	(345)	(908)	(82)	—	(1,335)
Net carrying value	$17	$130	$733	$77	$72	$1,029

Balance at December 31, 2002:
At cost	$16	$417	$1,738	$176	$74	$2,421
Accumulated depreciation	—	(317)	(944)	(101)	—	(1,362)
Net carrying value	$16	$100	$794	$75	$74	$1,059

Balance at December 31, 2003:
At cost	$50	$542	$2,050	$206	$217	$3,065
Accumulated depreciation	—	(324)	(1,053)	(125)	—	(1,502)
Net carrying value	$50	$218	$997	$81	$217	$1,563

9.              Investment in Affiliates and Others

The Company’s investments in affiliates and others are as follows:

	December 31, 2001		December 31, 2002		December 31, 2003
Investees	Ownership percentages		Ownership percentages		Ownership percentages
Equity method investment:
ISCOR – Common shares	8.26%	$18	34.81%	$257	49.99%	$581
Available for sale securities:
Equity securities		—		3		44
Unrealized gain		—		—		69
Fair Value		—		3		113

Other investments		1		—		21
Total		$19		$260		$715

The Company accounts for its investment in ISCOR under the equity method of accounting. During 2002, the Company increased its ownership of ISCOR’s common shares from 8.26% at December 31, 2001 to 34.81% at December 31, 2002.  This increase in investment was accounted for under the purchase method of accounting.  The accounting treatment of the additional investment was in accordance with Accounting Principles Bulletin No. 18 “The Equity Method for Accounting for Investments in Common Stock” (APB No. 18). Accordingly the Company retroactively restated its investment in ISCOR on the equity method of accounting and recorded its ownership percentage of ISCOR’s income which amounted to $ 112 in 2003 (2002 : $ 95, 2001 : $ nil). In accordance with FAS 141, the acquisitions of common shares of ISCOR prior to 2003 resulted in negative goodwill of $ 118 and $38 in 2001 and 2001, respectively, which has been allocated to the underlying acquired assets, primarily property, plant and equipment on a pro rata basis. Accordingly the related impact on depreciation on the Company’s allocated share of ISCOR’s property, plant, and equipment has been adjusted, which is reflected in the income from equity method investment in the income statements for the years 2002 and 2003.  The acquisitions of common shares of ISCOR in 2003 resulted in goodwill of $ 78.

The consolidated financial statements of ISCOR are prepared under International Financial Reporting Standards (‘IFRS’) and reconciled to US GAAP.  The income on equity method investments is based on ISCOR’s US GAAP results of operations for the years ended December 31, 2002 and 2003.

ISCOR is a publicly traded company whose shares are exchanged on the JSE Securities Exchange, South Africa.  The Company’s investment in ISCOR had an aggregate market value of $ 965 at December 31, 2003 ($ 381 at December 31, 2002, $ 23 at December 31, 2001).

In June 2004, the Company purchased an additional 2,000 shares in ISCOR on the open market, taking the Company’s ownership percentage to greater than 50%.

Business Assistance Agreement

In November 2001, the Company entered into a Business Assistance Agreement (BAA) with ISCOR.  The BAA is a performance based agreement which covers a three year period up through December 31, 2004.  Under the terms of the BAA, the Company has undertaken to provide ISCOR with business, technical, procurement and marketing assistance, devise operationally improvements to sustain annual sustainable savings, and invest a minimum in of $75 million in market purchases of ISCOR shares before March 2003.

Remuneration for LNM’s business assistance is performance based, linked to a scale of cost savings targets.  Settlement was initially provided for by the issue of ISCOR shares, but the BAA was amended in December 2003 to provide for settlement by way of either issue of shares or payment of cash.  During 2003, the Company received cash remuneration from ISCOR in the amount of $ 94, of which $ 47 was recorded as other income and $ 47 was recorded as income from equity investment to properly eliminate the effect of intercompany transactions in accordance with APB No. 18.

10.       Payable to Banks

Payable to banks includes borrowings and overdraft. The revolving credit facilities of $ 85, provide for borrowing at various interest rates and support letters of credit in addition to providing borrowings to fund local working capital requirements at the Operating Units. The weighted–average interest on bank overdraft and working capital facilities ranged from 3.8% to 6.6% at December 31, 2003. (at December 31, 2002: 3.4% to 8.6%, at December 31, 2001: 6.1% to 11.4%). Certain lines of credit are collateralized by certain current assets and property, plant and equipment with a net carrying value of $ 50 at December 31, 2003 (2002: $ 69 2001: $ nil ).

11.       Long-Term Debt

Long-term debt, denominated in U.S. Dollars unless otherwise noted, is comprised of the following as of December 31,

	2001	2002	2003
Ispat Karmet
Secured loan from financial institutions	$63	$50	$38
Ispat Annaba
Loan from Government	128	136	143
Ispat Sidex
Loans from banks guaranteed by Government of Romania	16	17	17
Others	3	3	1
Ispat Nova Hut
Secured syndicate loan from Czech Banks – denominated in CZK	—	—	47
Secured syndicate loan from financial institutions	—	—	119
Secured syndicate loan from financial institutions – denominated in Euro	—	—	129
Loan from a bank– denominated in CZK	—	—	13
Others	—	—	10
Ispat Petrotub
Secured loan from a bank	—	—	14
Secured loan from a bank – denominated in Euro	—	—	24
Other
Hire purchase from a financial institution	18	34	33
Secured loan from a financial institution	—	100	100
Secured loan from a bank	—	25	25
Total long term debts, including current portion	228	365	713
Less: current portion of long term debts	(15)	(15)	(100)
Long term debts, falling due after one year	$213	$350	$613

Ispat Karmet

Secured loan from financial institutions bear interest at LIBOR plus margin (effective interest rate for year 2003, 2002 and 2001 was 5.5%, 6.0% and 7.8% respectively). The principal, interest and other amounts payable under this facility are fully secured by current assets and property, plant and equipment of book value $ 1,100 of Ispat Karmet. The loan and interest is payable quarterly and maturing in 2006.

Ispat Annaba

Ispat Annaba has ten year long term loan agreements with the Government of Algeria. The loan is payable on October 2011. This loan bears interest at 5% per annum from October 2004, which is after a moratorium period of three years. The Company has guaranteed the payment of the principal and interest payable under this loan.

Ispat Sidex

Ispat Sidex has taken over the state guaranteed loans received from banks prior to acquisition. These loans, including related interest and fees, shall continue to be paid by the Government of Romania on behalf of Ispat Sidex. Ispat Sidex will reimburse to the Government of Romania in seven annual installments, after an initial three years grace period from the date of payments made by the Government of Romania. These loans bear interest between 6.3% and 7.2 % per annum.

Ispat Nova Hut

Secured syndicate loan from Czech banks bears interest at PRIBOR plus margin (effective interest rate for year 2003 was 3.6%). The loan is repayable in 18 equal semi annual installments starting in 2004.

Secured syndicate loan from financial institutions bears interest at LIBOR plus margin (effective interest rate for year 2003 was 2.7%) and the secured syndicate loan from financial institutions, denominated in Euro bears interest at EURIBOR plus margin (effective interest rate for year 2003 was 3.7%). The loans are payable in 18 semi annual installments starting in 2004. The Company has an interest rate swap agreement for approximately 50% of both U.S. Dollars and Euro dominated loans which effectively fixed the interest rate at 3.1% for $ 59.4 of U.S. Dollar loan and 3.4% for Euro 51.3 of Euro loan.

The above loans are secured by pledge of certain current assets, certain financial investments and property, plant and equipment of aggregate book value $ 959 of Ispat Nova Hut.

The loan from a bank, denominated in CZK, bears interest at 22%.

Ispat Petrotub

Secured loan from a bank, bears interest at LIBOR plus margin (effective interest rate for the year 2003 was 4.2%). The loan is payable in 2006. The loan is secured by a portion of current assets and property plant and equipment of Ispat Petrotub with an aggregate book value of $ 41.

Secured loan from a bank denominated in Euro, is partly guaranteed by the Ministry of Finance, Romania and partly secured by a letter of credit, bears interest at EURIBOR plus margin (effective interest rate for the year 2003 was 2.9%). The loan is payable in semi-annual installments maturing in 2011.

Other

The hire purchase loan from a financial institution carries interest at LIBOR plus margin (effective interest rate for year 2003, 2002 and 2001 was 4.3%, 4.3% and 7.1%), payable half yearly and maturing in year 2014.

Secured loan from financial institution for $ 100 is for capital expenditure and working capital requirement at Ispat Sidex. The loan is guaranteed by the Company and certain of its Operating Units and certain subsidiaries and secured by a pledge of certain current assets with a book value $ 362 and property, plant and equipment with a book value $ 189 of Ispat Sidex. The loan bears interest at LIBOR plus variable margin (effective interest rate for the year 2003 and 2002 was 4.7% and 5.8% respectively). The loan is payable in 12 semi annual installments starting in 2004.

Secured loan from a bank is secured by pledge of 40,905,400 shares of ISCOR. The loan bears interest at LIBOR plus margin (effective interest rate for the year 2003 and 2002 was 4.7% and 5.2% respectively).  The loan is payable in 2004.

Various other loans carry interest rates ranging from 5.1 % to 8.8%.

Certain debt agreements of the Company and/or its subsidiaries, provide for various covenants requiring certain consent from lenders in specified circumstances, to declare or pay any dividends, make certain restricted payments, incur additional indebtedness, make certain investments, create liens, guarantee indebtedness, sell or acquire assets with certain exceptions, enter into any merger or consolidation or reorganization, as well as require compliance with other financial maintenance tests, which includes financial ratios and minimum levels of net worth.

Maturities of long-term debt at December 31, 2003 are as follows:

Years ending December 31,
2004	$100
2005	68
2006	82
2007	55
2008	55
Thereafter	353
Total	$713

12.       Accrued Expenses and Other Liabilities

Components of accrued expenses and other liabilities that exceed 5% of total current liabilities follows as of December 31, 2001.

	2001	2002	2003

Purchase consideration payable, Sidex acquisition (see Note 3)	$35	$35	$25
Other	54	84	295
	$89	$119	$320

13.       Related Party Transactions

Loan from Shareholder

Loan from Shareholder comprised of the following as of December 31:

	2001	2002	2003
Principal:
As at January 1	$—	$32	$32
Paid during the year	—	—	(32)
As at December 31	—	32	—

Interest:
As at January 1	47	8	8
Paid during the year	(39)	—	(8)
As at December 31	8	8	—
Total Long Term Loan From Shareholder	$8	$40	$—

Other transactions with related parties

The Company and Ispat International N.V. (“IINV”), both majority-owned by the same controlling shareholders, entered into agreements under which IINV, through its subsidiaries, provide management and support services to the Company and its subsidiaries and also allow the Company to use the trade marks owned by IINV.  These services will be offset against an advance payment of $30 over the next several years.  The amount outstanding as at December 31, 2003 against this advance was $25 at December 31, 2003 (2002: $30, 2001: $nil).

Transactions with related parties other than those otherwise disclosed, all of which are affiliates or joint ventures of the Company, in the normal course of operations were as follows during the years ended December 31, 2001, 2002 and 2003:

Nature of transactions	Amount of transaction during 2001	Amount of transaction during 2002	Amount of transaction during 2003
Purchases and expenses:
Ispat International NV and its subsidiaries	$9	$8	$25
Others	76	68	36
Total	$85	$76	$61
Sales and other income:
Ispat International NV and its subsidiaries	$—	$29	$28
Others	8	3	40
Total	$8	$32	$68
Other:
Purchase of plant, property and equipment	$32	$5	$—

	As of December 31, 2001	As of December 31, 2002	As of December 31, 2003
Prepaid expenses:
Ispat International NV and its subsidiaries	$2	$5	$6
Others	—	12	22
Total	$2	$17	$28
Other assets:
Ispat International NV and its subsidiaries	$—	$25	$20

Accrued expenses and other liabilities:
Ispat International NV and its subsidiaries	$2	$3	$10
Others	9	—	11
Total	$11	$3	$21

14.       Employee Benefit Obligations

Retirement benefits are provided in accordance with defined benefit unfunded plans, agreed upon in the labour union agreements at various Operating Units, wherever applicable.  The Company amortizes prior service costs over the average future service period of active plan participants.  The liabilities and net periodic pension costs related to these plans are annually calculated by independent actuaries on the basis of formulas defined in the plans using the projected unit actuarial credit method and fully provided for in the financial statements.  The measurement date is December 31.

Summaries of changes in the benefit obligation and of the unfunded status of the plans follow:

	2001	2002	2003
Change in benefit obligation
Benefit obligation at January 1	$42	$38	$28
Service cost	—	4	8
Interest cost	1	1	1
Benefits paid	—	(15)	(10)
Other-net	(5)	—	—
Benefit obligation at December 31	$38	$28	$27
Change in plan assets
Value of plan assets at January 1	$—	$—	$—
Employer contributions	—	15	10
Benefits paid	—	(15)	(10)
Value of plan assets at December 31	$—	$—	$—
Funded status of the plans
Unfunded accumulated obligation and net liability recognized on the Consolidated Balance Sheets	$38	$28	$27
Assumptions as of December 31,
Discount rate	10%	5% - 10%	5% - 10%
Salary adjustment rate	4% - 7%	4% - 7%	4% - 7%

The total accumulated benefit obligation for all plans at December 31, 2003 was $49  (2002:  $47, 2001: $50).

The following table details the components of pension costs.

	2001	2002	2003
Service cost	$—	$4	$8
Interest cost	1	1	1
Prior service benefits and actuarial gain	(5)	—	—
	$(4)	$5	$9

15.       Other Long Term Obligations

The other long term obligations include social payments and other obligations deferred at Ispat Sidex, Ispat Annaba and Ispat Tebessa under the terms of the share purchase agreements. The amounts are payable at varying intervals over one to three years.

16.       Shareholders’ Equity

On October 14, 2004, the Company declared a ten-for-one split of the Company’s Common shares.  Accordingly, Common shares outstanding have been reflected retroactively to reflect the stock split.  The par value for each share was reduced from $1.00 per share to $0.10 per share.  The nominal capital of the Company of $ 50 was not changed.  At December 31, 2003, 2003 and 2001, the Company had 500,000,000 registered common shares outstanding adjusted for the ten-to-one stock split.

As of December 31, 2001, 2002 and 2003, the Company has no stock option plan in place for employees or non-employees.

Share retention agreements

Ispat Karmet has entered into share retention agreements with European Bank for Reconstruction and Development (“EBRD”) and International Finance Corporation (“IFC”), whereby until the date on which the EBRD and IFC loans have been repaid in full, Ispat Karmet’s holding company or its nominee shall not, unless EBRD and IFC otherwise agree in writing, transfer, assign, pledge, dispose of or encumber 67% of its total issued equity share capital.

The Company has entered into a share pledge agreement with the Authority for Privatisation and Management of the State Ownership in the Republic of Romania (“APAPS”) for 20% share holding in Ispat Sidex’s share capital towards its commitment to pay the purchase price.  Further the Company has also entered into a share pledge agreement with APAPS for 50% share holding in Ispat Sidex’s share capital towards its capital expenditure commitment for ten years commencing November 2001.

The Company has entered into a share pledge agreement with IFC, whereby the Company has pledged its share holdings in Ispat Nova Hut’s share capital toward the commitment for repayment of loans to IFC by Ispat Nova Hut.

The Company has entered into a share pledge agreement with APAPS for its share holding in Ispat Tepro’s share capital towards its commitment to pay the purchase price for Ispat Tepro.

The Company has entered into a share pledge agreement with APAPS for 51.1% of its share holding in Ispat Petrotub’s share capital towards its commitment to pay the purchase price for Ispat Petrotub. The Company has also entered into a share pledge agreement with APAPS for 49.9% of its share holding in Ispat Petrotub’s share capital towards its capital expenditure commitment for five years commencing December 2003.

17.       Financial Instruments

Fair values

The short and long term debt consist of debt instruments which bear interest at fixed and variable rates tied to market indicators. The carrying amount of the Company’s long-term debt approximates fair value, which is determined using discounted cash flow analysis based on the Company’s incremental borrowing rate for similar type of financing arrangements.

All derivative financial instruments held as of December 31, 2002 and 2003 were undesignated hedges entered into by the Company and its subsidiaries to manage its exposure to fluctuations in the foreign exchange rates and interest rates. Accordingly all gains and losses are recognized in the statements of income, resulting in a gain of $ 2 in 2003 ($ 1 in 2002 and $nil in 2001).

Concentration of credit risks

Financial instruments, which potentially expose the Company and its subsidiaries to concentrations of credit risk consist primarily of cash in banks and trade accounts receivable. The Company and its subsidiaries consider its credit risk associated with trade accounts receivable to be limited due to a large number of customers comprising it’s customer base and their geographic dispersion.  The Company and its subsidiaries sell its products pursuant to orders throughout its markets. The Company and its subsidiaries grant credit based on evaluation of its customers financial situation in certain cases without requiring guarantees or letters of credit, and monitors the exposure. Annual sales to any individual customer did not exceed 10% of the total sales in any period presented.  No individual customer comprises more than 10% of net accounts receivable in any period presented.

Commodity price risk management

Commodity hedging is primarily undertaken to ensure the Company and its subsidiaries have limited exposure to fluctuations of prices. The volumes hedged and related gains and losses were not significant during the year ended December 31, 2001, 2002 and 2003.

Currency risks

For countries in which the functional currency is the U.S. Dollar, sales contracts (including domestic) are often fixed in U.S. Dollars or linked to U.S. Dollars, thus diminishing currency risks. In order to contain the overall market risk, the Company and its subsidiaries are focused on minimizing the transactional exposures arising from local currency movements against US dollar.

18.       Commitments and Contingencies

Capital commitments

The Company and its subsidiaries have capital commitments outstanding against major contracts as of December 31, 2003 amounting to $ 280 (2002:  $ 85, 2001: $ 44).

The Company has committed to invest at Ispat Annaba over ten year period commencing October 2001, $140 of which $80 shall be invested in the first five years of operations to attain shipping levels of 1.2 million metric tons per year. Ispat Annaba has spent $ 49 through December 31, 2003. Ispat Annaba has committed to complete and realize the industrial pollution control program estimated to cost up to $ 25 over ten year period commencing October 2001. The Company also committed to invest at Ispat Tebessa over ten years period commencing October 2001, $ 30 of which $ 20 shall be invested in the first five years of operations. Ispat Tebessa has spent $ 3 through December 31, 2003.

The Company has committed to inject $ 175 to finance the total capital expenditure commitment of $ 351 (including $ 76 for environmental protection) at Ispat Sidex over ten years ending in 2011. The amount committed to be spent is $ 30, $ 66, $ 56, $ 55 and $ 44 for period November 15, 2001 to December 31, 2002, 2003, 2004 2005 and 2006, respectively and thereafter $ 20 every year from sixth to tenth year. Ispat Sidex has spent $ 143 and the Company has injected $ 40 to Ispat Sidex till December 31, 2003.

Ispat Sidex has also committed to contribute $ 5 per year to provide certain employees facilities.

Ispat Nova Hut has committed to invest $ 243, including $ 20 for environmental investment, from 2003 to 2012, out of which $ 135 shall be invested over 2003-2007. Ispat Nova Hut has spent $ 17 till December 2003.

The Company has committed to invest at Ispat Tepro $ 10, including $ 1 for environmental investment, over five years commencing July 2003.

The Company has committed to invest at Ispat Petrotub $ 18 over a ten year period commencing December 2003, out of which $ 8 shall be invested in first five years. Further, the Company has also committed to invest at Ispat Petrotub, $ 13 for environmental investment over the first five years commencing December 2003.

Ispat Karmet investment agreement

The Company has committed subject to market conditions, to invest in projects in Ispat Karmet totaling $580 until the year 2006.  The Company has completed the investments of $153 as of December 31, 2003.  The Company plans to invest further an amount of $307 during the year 2004.

Other commitments and contingencies

The Company and its subsidiaries had contingent liabilities amounting to $ 28 (2002: $ 3, 2001: $ 6) in respect of bills of exchange discounted with banks which had not matured.

For certain of its Operating Units, the Company has provided employment commitments for various periods in which the Company has agreed not to engage in any collective dismissals of employees.

Environmental liabilities

The Company is subject to various environmental laws and regulations that require environmental assessment or remediation efforts (collectively environmental remediation) at multiple locations and Operating Units.  None of the remediation locations is individually material to the Company’s financial position.  As a result, the Company’s exposure with respect to any individual site is not expected to be material, and these sites are in various stages of ongoing remediation.

Compliance standards for environmental remediation vary significantly depending on the local regulatory environment in which the Operating Units operate.  Ispat Karmet is maintaining the Environmental Plan of Action (based on the World Bank standards), which is also in compliance with the EBRD and IFC loan agreements.  In accordance with the agreement with the Government of Algeria, Ispat Annaba continues its Environmental Plan of Action so as to achieve the norms, as specified therein, by March 2009.  In accordance with the agreement with APAPS, Ispat Sidex continues its Environmental Plan of Action so as to complete the investment program, as specified therein, by 2006.  Ispat Nova Hut continues its Environmental Plan of Actions so as to complete the investment program, as agreed with FNM, by 2010. The Company is indemnified for certain remedial measures existing as of the acquisition date by FNM amounting to $ 39.

The operations of Ispat Karmet are subject to oversight by the Ministry of Natural Resources and Environmental Protection of Kazakhstan, which established pollution limits and quotas.  Relevant legislation imposes various fees for discharges of pollutants and other environmental damage and limits for discharges, and entities that emit pollution in excess of these amounts must pay higher rates.  According to the terms of its acquisition by the Company, through 2005 Ispat Karmet is required to make annual expenditures on pollution control measures of approximately $2 and to adhere to environmental regulations in effect as of November 17, 1995.

Environment liabilities pertaining to periods prior to the Privatization is borne by the local governments in the countries in which the Operating Units maintain operations.

Legal claims

In the ordinary course of business, the Company is party to various legal actions.

Sidex International (SIP), in which Ispat Sidex has 40% equity holding since 1997, entered into a contract with Ispat Sidex to buy raw materials and sell steel through SIP.  SIP claims approximately $49 million for alleged non-delivery of steel by Ispat Sidex, together with reimbursement of overpayments, damages, interest and costs.  Ispat Sidex vigorously disputes this claim and has brought a counter claim for non-payment by SIP on balances due on delivered steel contracts.  The case is currently in the International

Court of Arbitration.  In Article 9 of the addendum to the Share Purchase Agreement dated November 6, 2001 the seller (the government of Romania) agreed to indemnify LNM Holdings for any arbitration settlements in respect of this particular matter in excess of the balance in Sidex’s Closing Date Financial Statements (as at November 15, 2001) prepared in accordance with Romanian statutory rules. Therefore, the Company does not believe that it will incur any loss with respect to this matter and no amount has been provided for at December 31, 2003.

In February 2003, the Romanian Custom Authorities alleged non-compliance with respect to custom formalities relating to imported steel products at Ispat Sidex and assessed Ispat Sidex a penalty in the amount of $14. Ispat Sidex subsequently appealed the decision of the Romanian Custom Authorities with the Court of First Instance and received a favorable ruling from the Court with respect to $5 of the alleged claims.  With respect to the remaining $ 5 assessment, the Company received an initial favorable ruling in the Court of First Instance on procedural grounds, which was appealed by the Customs Authorities to the Court of Appeal. The Court of Appeal reversed the decision of the Court of First Instance and reverted the case to the Court of First Instance to adjudge on Merit. In the reverted proceeding, $ 2 is still under consideration by the Court and the Romanian Customs Authorities have received judgment against Ispat Sidex for $3. The Company is awaiting the grounds of rejection and will appeal to Higher Court.

Since 2001, Ispat Nova Hut has been in dispute with ICF Kaiser Netherlands B.V. (ICF), the contractor for Phase 1 of a mini-mill works project (rolling mill P1500), and its parent company, Kaiser International. Under the terms of the turnkey engineering and construction contract, a maximum of three performance tests were required to ensure that the mini-mill met contract mandated quality and quantity standards.  Although the mini-mill failed the first performance tests, Kaiser Netherlands B.V. contends the Ispat Nova Hut owes it various costs incurred by ICF in relation to the construction of the mini-mill. To date, the dispute has not been resolved and ICF has resorted to legal action against Ispat Nova Hut.  Until recently, the primary legal venue for this matter has been the United States Bankruptcy Court for the District of Delaware, where Kaiser International is currently going through bankruptcy reorganization.  The Delaware bankruptcy court has previously ruled that Kaiser International, as opposed to ICF, could proceed with prosecution of its specific claims against Ispat Nova Hut in the Delaware bankruptcy court venue.  Ispat Nova Hut appealed this ruling, and during the first quarter of 2004, the Delaware bankruptcy courts decision was overturned by the U.S. Third Circuit District Court, which ruled that the proceedings should be stayed pending the completion of international arbitration proceedings.  Kaiser International has filed an appeal with the Third Circuit, which is still pending.  On January 6, 2004, ICF filed arbitration claims against Ispat Nova Hut in the amount of $51 with the International Court of Arbitration in Paris, with the earliest possible award ruling being issued sometime in 2005.  The Company vigorously disputes this claim and has submitted a $50 counterclaim against ICF in these same arbitration proceedings.  As the Company cannot determine the outcome of this matter or estimate the amount or range of potential contingent loss that may be incurred by Ispat Nova Hut, no litigation reserve has been provided at December 31, 2003.

In September 2004, the Environmental Inspection Department of the Republic of Kazakhstan raised a claim for approximately $20 million, alleging that Ispat Karmet had failed to obtain the necessary approvals from the Environment Ministry and had therefore engaged in pollution without permission during the first six months of 2004.  Ispat Karmet believes that it has acted in accordance with the terms of the arrangement by which it was acquired by the Company, which required compliance with environmental norms existing as of the date of such agreement and to make specified minimum investments in controlling pollution.  The Company vigorously disputes this claim.  As the Company cannot determine the outcome of this matter or estimate the amount or estimate the amount or range of potential contingent loss that may be incurred by Ispat Karmet, the Company has not provided for this exposure at December 31, 2003.

In addition to the matters described above, there are various claims, lawsuits and administrative proceedings pending or threatened against the Company and its current Operating Units.  Such actions are with respect to commercial matters, product liability, and employee disputes. While these actions are being contested, their outcome is not predictable with assurance.

Tax liabilities

The Company does not believe that, as of December 31, 2003, any material matters exist relating to the fiscal matters in its country of incorporation and the countries where its Operating Units conduct business, including current pending or future governmental claims and demands, would require adjustment to the accompanying financial statements.

Economic, legal and political environment

The Company’s results are affected by domestic and international economic, political, legislative, regulatory and legal actions.  In many of the countries in which the Company operates there have been significant political and economic changes in the last several years.  Many of these countries continue to develop and enhance their business infrastructure and have begun to introduce market, legal and other regulatory reform.  With respect to the Company’s operations in Algeria, Romania and Kazakhstan, these developmental stage economies display characteristics such as high inflation, lack of liquidity in the capital markets and the existence of exchange controls, which causes the national currencies to be illiquid in places other than Algeria, Romania and Kazakhstan.  As a result, it is not possible to predict changes in economic policy and development and what effect such changes might have on the financial position and results of operations and cash flows of the Company.

The Company does not carry political risk insurance in any country in which it conducts business.  As of December 31, 2001, 2002, and 2003, the Company does not believe that any material matters exist relating to the evolving fiscal and regulatory environment, including current pending governmental claims and demands, which would require adjustment to the accompanying financial statements.

19.       Subsequent Events

In January 2004, the Company announced that it had reached an agreement with the administration of the Yingkou Economic and Technical Development Zone to establish a cold rolling and coating plant in Yingkou, Liaoning Province, Peoples Republic of China.  Planning for this facility, which would have an annual production capacity of approximately 440,000 tons and require total investment of approximately $100 through 2006, is currently underway.

On February 3, 2004, the Company agreed a revolving facility with certain banks for $100, against the security of 67,700,955 shares in ISCOR.

On March 5, 2004, the Company acquired a 69% economic and voting interest in Polskie Huty Stali Spolka Akcyjna (PHS), a steel manufacturing company in Poland for $476.  In conjunction with the acquisition of the controlling interest in PHS, the Company made an irrevocable commitment to purchase an additional 25% interest by December 31, 2007.  Simultaneously, the Polish state authorities made an irrevocable commitment to sell an additional 25% interest in PHS.  The Company has also guaranteed capital expenditure of $623 over a period ending by December 2009.

In June 2004, the Company finalized a three year, revolving credit facility in an aggregate amount of $400, which is extendable for two additional years.  The Lead Arrangers of the credit facility, ABN AMRO Bank N.V., Citibank International PLC, Credit Suisse First Boston International, HSBC Bank PLC and UBS Limited, committed $250 of the total amount, and it is expected that the remaining $150 will be syndicated later in 2004. At the same time, the Company concluded a $100 term facility with the International Finance Corporation, repayable between 2007 and 2012.

In June 2004, the Company purchased an additional 2,000 shares in ISCOR on the open market, taking the Company’s ownership percentage to greater than 50%.

During the second quarter of 2004, the Company acquired controlling interest in various steel manufacturing and mining operations in Eastern Europe.  These acquisitions were consummated for a combined purchase price of approximately $32 and assumption of certain liabilities of a seller of $80.  In addition, the Company has committed to certain capital investments over future periods with respect to these acquisitions, which in total are not significant.

In August 2004, the Company completed negotiations with the Government of the Federation of Bosnia-Herzegovina and the Kuwaiti Investment Agency to acquire 51% of BH Steel in Bosnia.

On October 11, 2004 the Company declared an interim dividend of $2,000 ($4.00 per common share) to the Company’s shareholder, to be paid in the fourth quarter of 2004.

On October 25, 2004, it was announced that the Company will be acquired by IINV.  Under the terms of the arrangement, IINV will issue 525 million new shares, valued at $13,300 at the October 25, 2004 opening price of IINV on the New York Stock Exchange, to the shareholder of the Company.  The new shares will comprise approximately 140 million class A shares and approximately 385 million class B shares of IINV.

ANNEX A

ACQUISITION AGREEMENT

between

ISPAT INTERNATIONAL N.V.

and

RICHMOND INVESTMENT HOLDINGS LIMITED

Dated as of October 24, 2004

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

SECTION 4.01	Corporate Organization
SECTION 4.02	Articles of Association, Etc
SECTION 4.03	Capitalization
SECTION 4.04	Authority Relative to this Agreement
SECTION 4.05	No Conflict; Required Filings and Consents
SECTION 4.06	Permits; Compliance
SECTION 4.07	SEC Filings; Financial Statements
SECTION 4.08	Absence of Certain Changes or Events
SECTION 4.09	Absence of Litigation
SECTION 4.10	Employee Benefit Plans
SECTION 4.11	Labor and Employment Matters
SECTION 4.12	Real Property; Title to Assets
SECTION 4.13	Taxes
SECTION 4.14	Insurance
SECTION 4.15	Opinion of Financial Advisor
SECTION 4.16	Brokers

ARTICLE V

CONDUCT OF BUSINESS PENDING THE COMPLETION

SECTION 5.01	Conduct of Business by LNM Pending the Completion
SECTION 5.02	Conduct of Business by the Purchaser Pending the Completion

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01	Shareholder Circular/Prospectus
SECTION 6.02	Purchaser Shareholders’ Meeting
SECTION 6.03	Access to Information; Confidentiality
SECTION 6.04	Notification of Certain Matters
SECTION 6.05	Further Action; Reasonable Best Efforts
SECTION 6.06	Consents of Accountants
SECTION 6.07	Public Announcements

ARTICLE VII

CONDITIONS TO THE COMPLETION

SECTION 7.01	Conditions to the Obligations of Each Party
SECTION 7.02	Conditions to the Obligations of the Purchaser
SECTION 7.03	Conditions to the Obligations of the Seller

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01	Termination
SECTION 8.02	Effect of Termination
SECTION 8.03	No Rescission
SECTION 8.04	Fees and Expenses
SECTION 8.05	Amendment; Waiver

ARTICLE IX

INDEMNIFICATION

SECTION 9.01	Survival of Representations and Warranties
SECTION 9.02	Qualification of Representations and Warranties
SECTION 9.03	Indemnification by the Seller
SECTION 9.04	Limits on Indemnification
SECTION 9.05	Notice of Loss; Indemnification Procedure
SECTION 9.06	Third Party Claims
SECTION 9.07	Transferee

ARTICLE X

GENERAL PROVISIONS

SECTION 10.01	Notices
SECTION 10.02	Severability
SECTION 10.03	Entire Agreement; Assignment
SECTION 10.04	Parties in Interest
SECTION 10.05	Specific Performance
SECTION 10.06	Governing Law
SECTION 10.07	Dispute Resolution
SECTION 10.08	Counterparts

Exhibit A – Form of Voting Agreement

Exhibit B – Seller Compliance Certificates

Exhibit C – Form of Deed of Issue

Exhibit D – Form of Non-Competition Agreement

Exhibit E – Material LNM Subsidiaries

Exhibit F – LNM Corporate Structure Chart

Exhibit G – Material Purchaser Subsidiaries

Exhibit H – Form of Instrument of Transfer

ACQUISITION AGREEMENT, dated as of October 24, 2004  (this “Agreement”), between ISPAT INTERNATIONAL N.V., a company organized under the laws of The Netherlands (the “Purchaser”) and RICHMOND INVESTMENT HOLDINGS LIMITED, a company organized under the laws of the British Virgin Islands (the “Seller” and, together with the Purchaser, the “Parties”).

WHEREAS, the Seller is the sole beneficial owner of 500,000,000 registered common shares, par value US$0.10 per share (the “Purchased Shares”), of LNM Holdings N.V., a company organized under the laws of The Netherlands Antilles (“LNM”), which Purchased Shares constitute all of the issued and outstanding capital of LNM;

WHEREAS, the Purchaser desires to purchase, and the Seller wishes to sell or procure the sale of, all of the Purchased Shares, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, due to a conflict of interests of certain directors of the Purchaser, the Board of Managing Directors (Directie) of the Purchaser (the “Purchaser Board”) has constituted a special committee of independent directors (the “Special Committee”) to, among other things, consider the Seller’s proposal with respect to the proposed transaction, to discuss with the Seller and its representatives any modifications in the proposed transaction or in its implementation deemed to be desirable by the Special Committee, to negotiate definitive agreements with respect to the proposed transaction, and to report to the Purchaser Board the Special Committee’s recommendations and conclusions with respect to the proposed transaction;

WHEREAS, for accounting purposes, it is intended that the transactions contemplated by this Agreement shall be accounted for as a combination of two entities, LNM and the Purchaser, under common control; and

WHEREAS, simultaneously with the execution of this Agreement, Ispat International Investments, S.L., Sociedad Unipersonal and the Purchaser have entered into a Voting Agreement in the form attached hereto as Exhibit A (the “Voting Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01                    Certain Defined Terms.  For purposes of this Agreement:

“Affiliate” of a specified Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Business” means the business of LNM and the LNM Subsidiaries as currently conducted.

“Business Day” means any day except a Saturday, a Sunday or any day on which banks are not required or authorized by Law to close in The City of New York, United States of America, Amsterdam, The Netherlands or Luxembourg.

“Class A Shares” means the Class A Shares, nominal value € 0.01 per share, of the Purchaser.

“Class B Shares” means the Class B Shares, nominal value € 0.10 per share, of the Purchaser.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of a majority of the issued share capital or voting rights in a Person or the right to appoint a majority of, or control a majority of, the board of directors (or equivalent governing body) of that Person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Deemed Value” means, with respect to each Class A Share and each Class B Share, US$25.34; provided, however, that such amount shall be appropriately adjusted to reflect any (i) split, reverse split, subdivision or combination of the Class A Shares or Class B Shares, (ii) exchange or redemption of the Class A Shares or Class B Shares; (iii) recapitalization of the Purchaser, (iv) reclassification of the Class A Shares or Class B Shares, (v) other change in the share capital of the Purchaser affecting the value of the Class A Shares or Class B Shares, (vi) issue of Class A Shares or Class B Shares at a discount or (vii) issue of additional Class A Shares or Class B Shares as a dividend or other distribution on outstanding shares of the Purchaser, in each case occurring after the date hereof, except, in the case of the foregoing clauses (ii) through (vii) inclusively, to the extent that such action treats all holders of Purchaser Common Shares equally.

“Encumbrance” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), charge or other encumbrance, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Environmental Law” means any Law relating to (i) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances, (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances or (iii) pollution or protection of the environment, health, safety or natural resources.

“Euronext” means Euronext Amsterdam N.V.

“Hazardous Substances” means (i) petroleum and petroleum by-products, (ii) polychlorinated biphenyls, asbestos and radon and (iii) any substance, material or waste regulated by any Governmental Authority, which is classified or otherwise categorized as hazardous, toxic, a pollutant or with words of similar meaning or regulatory effect, pursuant to any Environmental Law.

“Intellectual Property” means (i) patents, patent applications and statutory invention registrations, (ii) trademarks, service marks, Internet domain names, trade dress, logos, trade names, corporate names and other source identifiers, and registrations and applications for registration thereof, (iii) copyrightable works, copyrights (including copyrights in computer software), and registrations and applications for registration thereof and (iv) confidential and proprietary information, including trade secrets and know-how.

“Knowledge of the Seller” means the actual (and not constructive or imputed) knowledge of any director or officer of the Seller, LNM or any Material LNM Subsidiary.

“Knowledge of the Purchaser” means the actual (and not constructive or imputed) knowledge of any director or officer of the Purchaser or any Material Purchaser Subsidiary (other than Mr. Lakshmi N. Mittal, Mrs. Usha Mittal and Mr. Aditya Mittal).

“LNM Board” means the Board of Managing Directors (Directie) of LNM.

“LNM Disclosed Information” means the documents listed in Exhibit A to the letter, dated the date hereof, from LNM to the Purchaser, together with the information contained in the reports of the Purchaser’s legal counsel attached as Exhibit B to such letter; provided, however, that the LNM Disclosed Information shall not include any documents or other information that such reports indicate was missing, not supplied, not reviewed or was otherwise incomplete or unavailable.

“LNM Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, is or is reasonably likely to be materially adverse to (a) the business, condition (financial or otherwise), assets, liabilities or results of operations of LNM and the LNM Subsidiaries taken as a whole or (b) the ability of the Seller to consummate the Transactions; provided, however, that the foregoing shall not include any event, circumstance, change or effect resulting from (i) changes in general economic conditions, changes in general financial market conditions, (ii) war, terrorism or hostilities, so long as the same do not adversely affect LNM to a disproportionate extent, (iii) general changes in the global steel industry, except those events, circumstances, changes or effects that adversely affect LNM and the LNM Subsidiaries to a materially greater extent than they affect other entities operating in such industry, (iv) the public announcement or pendency of the Transactions, (v) changes in generally accepted accounting principles or official interpretations thereof or (vi) any action which is in compliance with Section 5.01 and to which the Purchaser has consented in writing.

“NYSE” means the New York Stock Exchange.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person, trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Plans” means, collectively, (i) all employee benefit plans and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other contracts or agreements, whether legally enforceable or not, to which LNM or any LNM Subsidiary or the Purchaser or any Purchaser Subsidiary is a party, with respect to which LNM or any LNM Subsidiary or the Purchaser or any Purchaser Subsidiary has any obligation or which are maintained, contributed to or sponsored by LNM or any LNM Subsidiary or the Purchaser or any Purchaser Subsidiary for the benefit of any current or former employee, officer or director of LNM or any LNM Subsidiary or the Purchaser or any Purchaser Subsidiary and (ii) any current or former contracts, arrangements or understandings between LNM or any LNM Subsidiary or the Purchaser or any Purchaser Subsidiary and any employee, officer or director of LNM or any LNM Subsidiary or the Purchaser or any Purchaser Subsidiary, as applicable, including any contracts, arrangements or understandings relating in any way to a sale of LNM or any LNM Subsidiary or the Purchaser or any Purchaser Subsidiary, as applicable.

“Purchaser Common Shares” means the Class A Shares together with the Class B Shares.

“Purchaser Disclosed Information” means the documents listed in Exhibit A to the letter, dated the date hereof, from the Purchaser to LNM.

“Purchaser Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, is or is reasonably likely to be materially adverse to (a) the business, condition (financial or otherwise), assets, liabilities or results of operations of the Purchaser and its Subsidiaries taken as a whole or (b) the ability of the Purchaser to consummate the Transactions; provided, however, that the foregoing shall not include any event, circumstance, change or effect resulting from (i) changes in general economic conditions or changes in securities markets in general, changes in general financial market conditions, (ii) war, terrorism or hostilities, so long as the same do not adversely affect the Purchaser to a disproportionate extent (iii) general changes in the global steel industry, except those events, circumstances, changes or effects that adversely affect the Purchaser and its Subsidiaries to a materially greater extent than they affect other entities operating in such industry, (iv) the public announcement or pendency of the Transactions or (v) changes in generally accepted accounting principles or official interpretations thereof.

“Purchaser Stock Option Plan” means the Ispat International N.V. Global Stock Option Plan, dated September 15, 1999, as amended.

“Regulatory Approval” means any approval, consent or confirmation of any Governmental Authority, Euronext or the NYSE.

“Seller Compliance Certificates” means the compliance certificates provided by certain Material LNM Subsidiaries to the Purchaser with respect to certain environmental, intellectual property and real property matters and listed in Exhibit B hereto.

“Shareholders Agreement” means the Shareholder’s Agreement, dated as of August 13, 1997, among Ispat International N.V., Ispat International Investments, S.L., Sociedad Unipersonal and Mr. Lakshmi N. Mittal.

“Subsidiary” or “Subsidiaries” of LNM, the Purchaser or any other Person means an Affiliate controlled by such Person, directly or indirectly, through one or more intermediaries.

“Taxes” means (i) any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including:  taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges and (ii) any transferee or secondary liability in respect of any Tax (whether imposed by Law or contractual arrangement).

“Tax Returns” means any return, declaration, report, election, claim for refund or information return or other statement or form relating to, filed or required to be filed with any Tax authority, including any schedule or attachment thereto, and including any amendment thereof.

“US GAAP” means United States generally accepted accounting principles and practices in effect from time to time applied consistently throughout the periods involved.

SECTION 1.02                    Additional Definitions.  The following terms have the meanings set forth in the Sections set forth below:

Defined Term	Location of Definition

Action	§ 3.09
Agreement	Preamble
Arbitral Tribunal	§ 10.07(a)
Class A Exchange Ratio	§ 2.02
Class B Exchange Ratio	§ 2.02
Completion	§ 2.03
Completion Date	§ 2.03
Confidentiality Agreement	§ 6.03(c)
Deed of Issue	§ 2.04(a)
Dispute	§ 10.07(a)
Expenses	§ 8.04
Governmental Authority	§ 3.05(b)
ICC	§ 10.07(a)
Indemnification Notice	§ 9.05(a)
Issued Shares	§ 2.02
Law	§ 3.05(a)
Liens	§ 3.12(a)
Loss	§ 9.03(a)
LNM	Recitals
LNM Common Shares	§ 3.03
LNM Corporate Structure Chart	§ 3.01(b)
LNM Environmental Permits	§ 3.15
LNM Financial Statements	§ 3.07(a)

Defined Term	Location of Definition

LNM Interim Financial Statements	§ 3.07(a)
LNM Leased Real Property	§ 3.12(c)
LNM Licensed Intellectual Property	§ 3.13
LNM Material Contracts	§ 3.16(a)
LNM Owned Intellectual Property	§ 3.13
LNM Owned Real Property	§ 3.12(a)
LNM Permits	§ 3.06
LNM Subsidiaries	§ 3.01(a)
LNM Subsidiary	§ 3.01(a)
Material LNM Plan	§ 3.10(a)
Material LNM Subsidiary	§ 3.01(b)
Material Purchaser Plan	§ 4.10(c)
Material Purchaser Subsidiary	§ 4.01(b)
Non-Competition Agreement	§ 2.04(d)
Objection Notice	§ 9.05(a)
Order	§ 7.01(a)
Parties	Preamble
Prospectus	§ 6.01
Purchased Shares	Recitals
Purchaser	Preamble
Purchaser Board	Recitals
Purchaser Interim Financial Statements	§ 4.07(c)
Purchaser Permits	§ 4.06
Purchaser SEC Reports	§ 4.07(a)
Purchaser Shareholder Approval	§ 7.01(c)
Purchaser Shareholders’ Meeting	§ 6.02
Purchaser Subsidiaries	§ 4.01(a)
Purchaser Subsidiary	§ 4.01(a)
Representatives	§ 6.03(a)
Securities Act	§ 3.18(a)
Seller	Preamble
SEC	§ 4.07(a)
Special Committee	Recitals
Third Party Claim	§ 9.06
Transactions	§ 2.04(b)
Transferee	§ 2.02
Voting Agreement	Recitals

SECTION 1.03                    Certain Defined Terms.  In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)                                  when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or a Schedule or Exhibit to, this Agreement;

(b)                                 the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)                                  whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d)                                 the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e)                                  all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(f)                                    the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(g)                                 any Law or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such Law or statute as from time to time amended, modified or supplemented, including by succession of comparable successor Laws or statutes;

(h)                                 references to a Person are also to its successors and permitted assigns;

(i)                                     the use of “or” is not intended to be exclusive unless expressly indicated otherwise; and

(j)                                     all words, terms and expressions used in this Agreement shall be construed and interpreted in accordance with the laws of The Netherlands.

ARTICLE II

SHARE EXCHANGE

SECTION 2.01                    Purchase and Sale of Purchased Shares.  Upon the terms and subject to the conditions of this Agreement, the Seller hereby sells or, as the case may be, procures the sale of, and the Purchaser hereby purchases, the Purchased Shares and, in furtherance of the same, at the Completion, the Seller shall transfer to the Purchaser the Purchased Shares, or shall procure the transfer of the Purchased Shares to the Purchaser, and the Purchaser shall accept the Purchased Shares from the Seller or such Person as the Seller shall direct in writing.

SECTION 2.02                    Consideration for Purchased Shares.  In consideration for each Purchased Share transferred to the Purchaser by the Seller pursuant to Section 2.01, at the Completion, the Purchaser shall issue to the Seller or such Person as the Seller shall direct in writing (the Seller or such Person as the Seller shall direct in writing, as the case may be, being the “Transferee”), fully paid and free and clear of all Encumbrances (other than pursuant to the Shareholders Agreement), 0.27931958 Class A Share (the “Class A Exchange Ratio”) and 0.77068042  Class B Share (the “Class B Exchange Ratio”) (all of such Class A Shares and Class B Shares so issued to the Transferee being the “Issued Shares”).  Notwithstanding the foregoing, the Issued Shares shall exclude any fractional shares.

SECTION 2.03                    Completion.  Subject to the terms and conditions of this Agreement, the purchase and sale of the Purchased Shares and the issuance of the Issued Shares shall be completed (the “Completion”) at the offices of NautaDutilh, 1007 JC Amsterdam, Strawinskylaan 1999, 1077 XV, Amsterdam, on the later to occur of (a) the first Business Day following the Purchaser Shareholders’ Meeting or (b) the fifth Business Day following the satisfaction or waiver of all conditions to the obligations of the Parties set forth in Sections 7.01, 7.02 and 7.03 or at such other time or on such other date as the Parties may mutually agree upon in writing (the date upon which the Completion occurs being the “Completion Date”).

SECTION 2.04                    Completion Deliveries by the Seller.  At the Completion, the Seller shall deliver or cause to be delivered to the Purchaser:

(a)                                  a Deed of Issue of Common Shares and Contribution of Shares in the form attached hereto as Exhibit C (the “Deed of Issue”), duly executed by the Transferee and LNM;

(b)                                 a true and complete copy, certified by the Secretary of the Seller, of the resolutions duly and validly adopted by the Board of Directors of the Seller and the shareholders of the Seller evidencing their authorization of the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement (the “Transactions”);

(c)                                  the certificate described in Section 7.02(c);

(d)                                 a Non-Competition Agreement between the Purchaser and Mr. Lakshmi N. Mittal in the form attached as Exhibit D, duly executed by Mr. Lakshmi N. Mittal (the “Non-Competition Agreement”); and

(e)                                  the written agreement of the Transferee to be bound by all of the provisions of this Agreement applicable to the Seller.

SECTION 2.05                    Completion Deliveries by the Purchaser.  At the Completion, the Purchaser shall deliver or cause to be delivered to the Seller:

(a)                                  the Deed of Issue, duly executed by the Purchaser, together with a copy of the Purchaser’s Dutch shareholders’ register evidencing that the Issued Shares have been recorded in the name of the Transferee;

(b)                                 a true and complete copy, certified by the Secretary of the Purchaser, of the resolutions duly and validly adopted by the Purchaser Board and the shareholders of the Purchaser evidencing their authorization of the execution and delivery of this

Agreement and the consummation of the Transactions, including, without limitation, the authorization and issuance of the Issued Shares to the Transferee;

(c)                                  the certificate described in Section 7.03(c); and

(d)                                 a written confirmation that the Class A Shares issued to the Transferee hereunder have been approved for listing on the NYSE and are provisionally admitted to listing on the Official Segment of the stock market of Euronext, subject only to official notice of issuance.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER

As an inducement to the Purchaser to enter into this Agreement, except as disclosed in the LNM Disclosed Information, and except as qualified in Section 9.02, the Seller hereby represents and warrants to the Purchaser as follows:

SECTION 3.01                    Organization and Qualification; LNM Subsidiaries.  (a)  Each of the Seller, LNM and each Subsidiary of LNM (each, an “LNM Subsidiary” and collectively, the “LNM Subsidiaries”) is a company or other entity duly organized and validly existing under the laws of the jurisdiction of its organization and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Seller from performing its obligations under this Agreement and would not, individually or in the aggregate, have an LNM Material Adverse Effect.

(b)                                 Each LNM Subsidiary that is material to the business, financial condition or results of operations of LNM and the LNM Subsidiaries taken as a whole is listed in Exhibit E hereto and is referred to herein as a “Material LNM Subsidiary”.  The corporate structure chart of LNM and the LNM Subsidiaries attached hereto as Exhibit F (the “LNM Corporate Structure Chart”) states the jurisdiction of organization of each LNM Subsidiary shown thereon and the aggregate percentage entitlement or anticipated entitlement to the voting rights of the outstanding capital stock or other equity interest of each such LNM Subsidiary shown thereon that is not wholly-owned by LNM or another LNM Subsidiary.

SECTION 3.02                    Articles of Association, Etc.  The Deed of Incorporation (Akte van oprichting) and the Articles of Association (Statuten) (or any equivalent organizational document), each as amended to date, of LNM and each Material LNM Subsidiary are in full force and effect.  Neither LNM nor any Material LNM Subsidiary is in violation of any of the provisions of its Deed of Incorporation or Articles of Association (or any equivalent organizational document).

SECTION 3.03                    Capitalization of LNM.  (a)  The authorized share capital of LNM consists of 500,000,000 registered common shares, par value US$0.10 per share (“LNM Common Shares”).  As of the date of this Agreement, 500,000,000 LNM Common Shares are issued and outstanding, all of which are validly issued, fully paid and non-assessable.  None of the issued and outstanding LNM Common Shares was issued in violation of any preemptive rights.  There are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the Purchased Shares or obligating either the Seller or LNM to issue or sell any of the Purchased Shares, or any other interest in, LNM.  There are no outstanding contractual obligations of LNM to repurchase, redeem or otherwise acquire any LNM Common Shares or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.  The Purchased Shares constitute all of the issued and outstanding share capital of LNM and are owned of record and beneficially by the Transferee free and clear of all Encumbrances.  Upon consummation of the Transactions and registration of the Purchased Shares in the name of the Purchaser in the Shareholders’ Register (Aandeelhoudersregister) of LNM, the Purchaser, assuming it shall have purchased the Purchased Shares for value in good faith and without notice of any adverse claim, will own all the issued and outstanding capital stock of LNM free and clear of all Encumbrances.  Upon consummation of the Transactions, the Purchased Shares will be fully paid and non-assessable.  There are no voting trusts, shareholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Purchased Shares.

(b)                                 The Shareholders’ Register of LNM accurately records (i) the name and address of each Person owning LNM Common Shares, (ii) the number of LNM Common Shares held by such Person and (iii) the date of issuance of such LNM Common Shares.

(c)                                  All the outstanding shares of each Material LNM Subsidiary are validly issued, fully paid, non-assessable and free of preemptive rights and, except as set forth on the LNM Corporate Structure Chart, are owned by LNM, whether directly or indirectly, free and clear of all Encumbrances.  There are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the shares of any Material LNM Subsidiary or obligating the Seller, LNM or any LNM Subsidiary to issue or sell any shares of capital stock of, or any other interest in, any Material LNM Subsidiary.  There are no voting trusts, shareholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any shares of, or any other interests in, any Material LNM Subsidiary.

SECTION 3.04                    Authority Relative to this Agreement.  The Seller has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions.  The execution and delivery of this Agreement by the Seller and the consummation by the Seller of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Seller are necessary to authorize this Agreement or to consummate the Transactions.  This Agreement has been duly and validly executed and delivered by the Seller and, assuming the due authorization, execution and delivery by the Purchaser, constitutes a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms.

SECTION 3.05                    No Conflict; Required Filings and Consents.  (a)  The execution and delivery of this Agreement by the Seller do not, and the performance of this Agreement by the Seller will not, (i) conflict with or violate the Deed of Incorporation or the

Articles of Association (or any equivalent organizational document) of the Seller, LNM or any Material LNM Subsidiary, (ii) materially conflict with or violate any material supranational, national, state, provincial, regional, local or other statute, law, ordinance, regulation, rule (including common law), code, executive order, injunction, judgment, decree or other order (each, a “Law”) applicable to the Seller, LNM or any Material LNM Subsidiary or by which any material property or asset of the Seller, LNM or any Material LNM Subsidiary is bound or affected or (iii) result in any material breach of or constitute a material default (or an event which, with notice or lapse of time or both, would become a material default) under, or give to others any material additional rights or any material right of termination, amendment, acceleration or cancellation of, or result in the creation of a material lien or other Encumbrance on any material property or asset of the Seller, LNM or any Material LNM Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which LNM or any Material LNM Subsidiary is a party or by which LNM or any Material LNM Subsidiary or any material property or asset of LNM or any Material LNM Subsidiary is bound or affected.

(b)                                 The execution and delivery of this Agreement by the Seller do not, and the performance of this Agreement by the Seller will not, require any material consent, approval, authorization or permit of, or filing with or notification to, any national, federal, state or regional government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a ”Governmental Authority”).

SECTION 3.06                    Permits; Compliance.  LNM and each of the Material LNM Subsidiaries is in possession of all material authorizations, licenses, permits, consents, certificates, approvals and orders of any Governmental Authority necessary for each of LNM and each Material LNM Subsidiary, as applicable, to own, lease and operate its material properties or to carry on its business as it is now being conducted (the “LNM Permits”).  No suspension or cancellation of any of the LNM Permits is pending or, to the Knowledge of the Seller, threatened.  None of the Seller, LNM or any Material LNM Subsidiary is in material conflict with, or in material default, breach or violation of, (a) any material Law applicable to the Seller, LNM or any Material LNM Subsidiary or by which any material property or asset of the Seller, LNM or any Material LNM Subsidiary is bound or affected or (b) any material note, bond, mortgage, indenture, contract, agreement, lease, license, LNM Permit, franchise or other material instrument or obligation to which the Seller, LNM or any Material LNM Subsidiary is a party or by which the Seller, LNM or any Material LNM Subsidiary or any material property or asset of the Seller, LNM or any Material LNM Subsidiary is bound or affected.

SECTION 3.07                    Financial Statements; Undisclosed Liabilities.  (a)  True and complete copies of (i) the audited consolidated balance sheet of LNM and the LNM Subsidiaries for each of the three fiscal years ended as of December 31, 2001, 2002 and 2003 respectively, and the related audited consolidated statements of income, shareholders’ equity and cash flows of LNM and the LNM Subsidiaries, together with all related notes and schedules thereto, accompanied by the reports thereon of Ernst & Young Accountants (collectively referred to herein as the “LNM Financial Statements”) and (ii) the unaudited consolidated balance sheet of LNM and the LNM Subsidiaries as of June 30, 2004, and the related consolidated statements of income, shareholders’ equity and cash flows of LNM and the LNM Subsidiaries, together with all related notes and schedules thereto (collectively referred to herein as the “LNM Interim

Financial Statements”) have been delivered by the Seller to the Purchaser.  The LNM Financial Statements (i) were prepared in accordance with the books of account and other financial records of LNM and the LNM Subsidiaries, (ii) present fairly, in all material respects, the consolidated financial condition, results of operations and cash flows of LNM and the LNM Subsidiaries as of the dates thereof or for the periods covered thereby and (iii) have been prepared in accordance with US GAAP applied on a basis consistent with the past practices of LNM and the LNM Subsidiaries.  The LNM Interim Financial Statements (i) were prepared in accordance with the books of account and other financial records of LNM and the LNM Subsidiaries, (ii) present fairly, in all material respects, the consolidated financial condition, results of operations and cash flows of LNM and the LNM Subsidiaries as of the dates thereof or for the periods covered thereby (except for the absence of footnotes and subject to normal and recurring year-end adjustments which individually and in the aggregate are not material to the Interim Financial Statements) and (iii) have been prepared in accordance with US GAAP applied on a basis consistent with the past practices of LNM and the LNM Subsidiaries.

(b)                                 Except to the extent provided for on the audited consolidated balance sheet of LNM and the LNM Subsidiaries as at December 31, 2003, including the notes thereto, neither LNM nor any LNM Subsidiary has any material liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) which ought to be provided for or otherwise taken into account or disclosed in financial statements prepared in accordance with US GAAP, except for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2003 and except for liabilities provided for on the unaudited consolidated interim balance sheet of LNM and the LNM Subsidiaries as at June 30, 2004.

(c)                                  LNM and the Material LNM Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of annual financial statements in accordance with US GAAP.

(d)                                 Since December 31, 2003, there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the LNM Board or any committee thereof.

SECTION 3.08                    Absence of Certain Changes or Events.  Since December 31, 2003, except as expressly contemplated by this Agreement or as provided for in the LNM Interim Financial Statements, (a) LNM and each LNM Subsidiary has conducted its business only in the ordinary course and in a manner consistent with past practice and (b) there has not been any LNM Material Adverse Effect.

SECTION 3.09                    Absence of Litigation.  There is no material litigation, suit, claim, action, proceeding or investigation (each, an “Action”) pending or, to the Knowledge of the Seller, threatened, against LNM or any Material LNM Subsidiary, or any material property or asset of LNM or any Material LNM Subsidiary, before any Governmental Authority.  Neither LNM nor any Material LNM Subsidiary, nor any material property or asset of LNM or any Material LNM Subsidiary, is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of the Seller, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority that would, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Seller from performing its obligations under this Agreement or would, individually or in the aggregate, have a LNM Material Adverse Effect.

SECTION 3.10                    Employee Benefit Plans.  (a)  Each material Plan to which LNM or any Material LNM Subsidiary is a party (a “Material LNM Plan”) is in writing.  Neither LNM nor any LNM Subsidiary has any express or implied commitment, whether legally enforceable or not, (i) to create, incur a material liability with respect to, or cause to exist any material employee benefit plan, program or arrangement, (ii) to enter into any contract or agreement to provide material compensation or benefits to any individual, other than, in each case, the Plans included in the LNM Disclosed Information or (iii) to modify, change or terminate any Material LNM Plan.

(b)                                 None of the Plans obligates LNM or any Material LNM Subsidiary to pay separation, severance, termination or similar-type benefits solely or partially as a result of the Transactions.

(c)                                  Each Material LNM Plan is now and always has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws and each Material LNM Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.  LNM and the Material LNM Subsidiaries have performed all material obligations required to be performed by them under, are not in any respect in material default under or in material violation of, and, to the Knowledge of the Seller, there is no material default or violation by any party to, any Material LNM Plan.  No material Action is pending or, to the Knowledge of the Seller, threatened with respect to any Material LNM Plan (other than claims for benefits in the ordinary course) and, to the Knowledge of the Seller, no fact or event exists that could reasonably be expected to give rise to any such material Action.

(d)                                 All material contributions, premiums or payments required to be made with respect to any Material LNM Plan have been made on or before their due dates, or, if applicable, accrued in accordance with normal accounting practices, and a pro rata contribution for the period prior to and including the date of this Agreement has been made or accrued.

(e)                                  The fair market value of the assets of each funded Material LNM Plan, the liability of each insurer for any Material LNM Plan funded through insurance or the book reserve established for any Material LNM Plan, together with any accrued contributions, is sufficient to provide for the value of benefits determined on any ongoing basis (actual or contingent) accrued to the date of this Agreement with respect to all current and former participants under such Material LNM Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Material LNM Plan, and no Transaction shall cause such assets, insurance obligations, book reserve or accrual to be less than such benefit obligations.

SECTION 3.11                    Labor and Employment Matters.  (a)  There are no Actions pending or, to the Knowledge of the Seller, threatened, between LNM or any Material LNM Subsidiary and any of their respective employees, which would, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Seller from performing its obligations under this Agreement or would, individually or in the aggregate, have a LNM Material Adverse Effect.  The LNM Disclosed Information includes true and complete copies of each collective bargaining agreement or other labor union contract to which LNM or any Material LNM Subsidiary is party and which is applicable to Persons employed by LNM or any Material LNM Subsidiary.  There is not now nor has there been in the last three years any material strike, slowdown, work stoppage or lockout, or, to the Knowledge of the Seller, threat thereof, by or with respect to any employees of LNM or any Material LNM Subsidiary.  No consent of any labor unions which are parties to the collective bargaining agreements disclosed in the LNM Disclosed Information is required to consummate the Transactions.

(b)                                 LNM and the Material LNM Subsidiaries are in material compliance with all applicable material laws relating to the employment of labor, including those related to wages, hours, collective bargaining and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority and have withheld and paid to the appropriate Governmental Authority or are holding for payment not yet due to such Governmental Authority all material amounts required to be withheld from employees of LNM or any Material LNM Subsidiary and are not liable for any material arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing.

SECTION 3.12                    Real Property; Title to Assets. (a)  To the Knowledge of the Seller, each parcel of real property owned by LNM or any Material LNM Subsidiary which is material to the ongoing operations of LNM or such Material LNM Subsidiary (the “LNM Owned Real Property”) (i) is owned free and clear of all mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges or other claims of third parties of any kind, including any easement, right of way or other encumbrance to title, or any option, right of first refusal, or right of first offer (collectively, “Liens”), other than Liens that would not, individually or in the aggregate, have a LNM Material Adverse Effect and (ii) is not subject to any Order requiring its sale nor is it subject to any condemnation, expropriation, eminent domain or similar proceeding by any Governmental Authority (with or without payment or compensation therefor), nor, to the Knowledge of the Seller, has any such proceeding been proposed or threatened.  To the Knowledge of the Seller, save for Liens referred to in clause (i) of this Section 3.12(a), LNM and each Material LNM Subsidiary has good and valid title to, or, in the case of the LNM Leased Real Property, valid leasehold interests in, all of its real properties (whether owned or leased) used or held for use in its business which are material to the ongoing operations of LNM or such Material LNM Subsidiary.

(b)                                 To the Knowledge of the Seller, there is no material violation of any Law (including any building, planning or zoning law) relating to any parcel of LNM Owned Real Property.

(c)                                  To the Knowledge of the Seller, neither LNM nor such Material LNM Subsidiary has received any claim of material default with respect to any lease and sublease relating to real property currently leased or subleased by LNM or any Material LNM Subsidiary which is material to the ongoing operations of LNM or any Material LNM Subsidiary (the “LNM Leased Real Property”) and, to the Knowledge of the Seller, neither the execution of this Agreement nor the consummation of the Transactions shall constitute a material default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of LNM or any Material LNM Subsidiary under any such lease or sublease.

SECTION 3.13                    Intellectual Property.  To the Knowledge of the Seller, except as would not, individually or in the aggregate, have a LNM Material Adverse Effect, (a) the conduct of the Business does not infringe upon, misappropriate or otherwise violate the Intellectual Property rights of any third party, and no claim has been asserted in writing against LNM or a LNM Subsidiary that the conduct of its business may or does infringe upon, misappropriate or otherwise violate the Intellectual Property rights of any third party, (b) with respect to each item of Intellectual Property owned by LNM or a LNM Subsidiary and material to the business, financial condition or results of operations of LNM and the LNM Subsidiaries taken as a whole (“LNM Owned Intellectual Property”), LNM or a LNM Subsidiary is the owner of the entire right, title and interest in and to such LNM Owned Intellectual Property and is entitled to use such LNM Owned Intellectual Property in the continued operation of its respective business, (c) with respect to each item of Intellectual Property licensed to LNM or a LNM Subsidiary that is material to the Business (“LNM Licensed Intellectual Property”), LNM or a LNM Subsidiary has the right to use such LNM Licensed Intellectual Property in the continued operation of its respective business in accordance with the terms of the license agreement governing such LNM Licensed Intellectual Property, (d) LNM Owned Intellectual Property is valid and enforceable, and has not been adjudged invalid or unenforceable in whole or in part, (e) no Person is engaging in any activity that infringes upon LNM Owned Intellectual Property, (f) each license of LNM Licensed Intellectual Property is valid and enforceable, is binding on all parties to such license, and is in full force and effect, (g) no party to any license of LNM Licensed Intellectual Property is in breach thereof or default thereunder and (h) neither the execution of this Agreement nor the consummation of any Transaction shall adversely affect any rights of LNM or any LNM Subsidiary with respect to LNM Owned Intellectual Property or LNM Licensed Intellectual Property.

SECTION 3.14                    Taxes.  (a)  LNM and the LNM Subsidiaries have filed all Tax Returns and reports required to be filed by them and have paid and discharged all material Taxes required to be paid or discharged (whether or not shown on such Tax Returns) or otherwise provided for such Taxes in the LNM Interim Financial Statements.  All such Tax Returns were prepared with due care and diligence.  No taxing authority or agency is now asserting or, to the Knowledge of the Seller, threatening to assert against LNM or any LNM Subsidiary any material deficiency or claim for any Taxes.  Neither LNM nor any LNM Subsidiary has been granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax.  All Taxes required to have been withheld by or with respect to LNM or any LNM Subsidiary have been timely withheld and remitted to the applicable taxing authority.  There are no material Tax liens upon any property or assets of LNM or any of the LNM Subsidiaries except liens for current Taxes not yet due.  To the Knowledge of the Seller, neither LNM nor any LNM Subsidiary has received notice of any material claim by any taxing authority in a jurisdiction where LNM or any LNM Subsidiary does not file Tax Returns that LNM or any LNM Subsidiary is or may be subject to taxation in such jurisdiction.

(b)                                 Neither LNM nor any LNM Subsidiary is a party to any Tax sharing agreement (or other similar arrangement) with the Seller or any Affiliate thereof, other than agreements (or other similar arrangements) with LNM or one or more LNM Subsidiaries.

SECTION 3.15                    Environmental Matters.  Except as provided for in the Interim Financial Statements, (a) none of LNM or any of the LNM Subsidiaries has violated or is in violation of any Environmental Law to an extent which would result in LNM or any Material LNM Subsidiary incurring liability which is material to the business of LNM or such Material LNM Subsidiary, (b) none of the properties currently or formerly owned, leased or operated by LNM or any LNM Subsidiary (including soils and surface and ground waters) are contaminated with any Hazardous Substance to an extent which would result in LNM or any Material LNM Subsidiary incurring liability which is material to the business of LNM or such Material LNM Subsidiary, (c) none of LNM or any of the LNM Subsidiaries is actually, potentially or allegedly liable for any off-site contamination by Hazardous Substances to an extent which would result in LNM or any Material LNM Subsidiary incurring liability which is material to the business of LNM or such Material LNM Subsidiary, (d) none of LNM or any of the LNM Subsidiaries is actually, potentially or allegedly liable under any Environmental Law (including pending or threatened Liens) to an extent which would result in LNM or any Material LNM Subsidiary incurring liability which is material to the business of LNM or such Material LNM Subsidiary, (e) each of LNM and each LNM Subsidiary has all material permits, licenses and other authorizations required under any Environmental Law (“LNM Environmental Permits”), (f) each of LNM and each LNM Subsidiary is in material compliance with the material LNM Environmental Permits, and (g) neither the execution of this Agreement nor the consummation of the Transactions will require any investigation, remediation or other action with respect to Hazardous Substances, or any notice to or consent of Governmental Authorities or third parties, pursuant to any applicable Environmental Law or LNM Environmental Permit, and (h) LNM and each of the LNM Subsidiaries is in material compliance with its obligations pursuant to any agreement with, or undertaking to, any Governmental Authority in connection with remediation of Hazardous Substances or the protection of the environment (including, without limitation, environmental plans of action, conformity programs and other similar agreements and undertakings).

SECTION 3.16                    LNM Material Contracts.  (a)  The LNM Disclosed Information includes copies of each of the following contracts and agreements to which LNM or any LNM Subsidiary is a party, including all amendments thereto (such contracts and agreements being the “LNM Material Contracts”):

(i)                                     each contract and agreement which is likely to involve annual consideration of more than US$50 million or consideration of more than US$100 million, in the aggregate, over the remaining term of such contract or agreement;

(ii)                                  each contract and agreement evidencing indebtedness exceeding US$50 million;

(iii)                               each contract and agreement that limits, or purports to limit, the ability of LNM or any Material LNM Subsidiary to compete in any line of business or with any Person or entity in any geographic area or during any period of time; and

(iv)                              all other contracts and agreements, whether or not made in the ordinary course of business, which are material to LNM or the LNM Subsidiaries, taken as a whole, or the conduct of the Business.

(b)                                 (i) To the Knowledge of the Seller, each LNM Material Contract is a legally valid and binding agreement, and none of the LNM Material Contracts is in material default by its terms or has been canceled by the other party, (ii) to the Knowledge of the Seller, no other party is in material breach or violation of, or material default under, any LNM Material Contract, (iii) LNM and the LNM Subsidiaries have not received any written claim of material default under any LNM Material Contract and (iv) neither the execution of this Agreement nor the consummation of any of the Transactions shall constitute a material default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of LNM or any LNM Subsidiary under any LNM Material Contract.

SECTION 3.17                    Insurance.  (a)  The businesses of LNM and the Material LNM Subsidiaries are covered by insurance policies of the types and include amounts of coverage as are usual and customary in the context of the businesses and operations in which LNM and the Material LNM Subsidiaries are engaged.

(b)                                 With respect to each such insurance policy, to the Knowledge of the Seller, (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect, (ii) neither LNM nor any Material LNM Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy, and (iii) no insurer on the policy has been declared insolvent or placed in receivership or liquidation.

(c)                                  At no time subsequent to December 31, 2001 has LNM or any Material LNM Subsidiary (so long as such Material LNM Subsidiary has been a Subsidiary of LNM) (i) been denied any material amount of insurance or indemnity bond coverage which it has requested, (ii) made any material reduction in the scope or amount of its insurance coverage, or (iii) received notice from any of its insurance carriers that any insurance premiums will be subject to increase in an amount materially disproportionate to the amount of the increases with respect thereto (or with respect to similar insurance) in prior years or that any material insurance coverage currently in effect will not be available in the future substantially on the same terms as are now in effect.

SECTION 3.18                    Securities Matters.  (a)  The Seller acknowledges and agrees that the offering and sale of the Issued Shares hereunder is intended to be exempt from the registration requirements of the U.S. Securities Act of 1933 (the “Securities Act”) pursuant to Section 4(2) thereof.  The Seller is an “accredited investor” as defined in Rule 501(a) of Regulation D of the Securities Act and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investment in the Issued Shares.  The Issued Shares are being acquired by the Seller for its own account and without a view to the public distribution of the Issued Shares or any interest therein.  In evaluating the suitability of an investment in the Issued Shares, the Seller has relied solely upon the representations, warranties, covenants and agreements made by the Purchaser herein and the Seller has not relied upon any other representations or other information (whether oral or written and including any projections or supplemental data) made or supplied by or on behalf of the Purchaser or any Affiliate, employee, agent or other representative of the Purchaser.  The Seller is not a “U.S. person” as defined in Rule 902(k) of Regulation S of the Securities Act.  The Seller understands and agrees that the Issued Shares have not been registered under the Securities Act and that the Seller may not sell or dispose of any of the Issued Shares other than pursuant to a registered offering or in a transaction exempt from the registration requirements of the Securities Act.

(b)                                 The Seller acknowledges and agrees that, until such time as the Issued Shares may be sold pursuant to Rule 144 under the Securities Act without any restriction as to the number of securities as of a particular date that can then be immediately sold, the Issued Shares may bear a restrictive legend in substantially the following form:

“The securities represented by this certificate have not been registered under the United States Securities Act of 1933, as amended (the “Act”), or under the securities laws of any other jurisdiction.  The securities may not be sold, transferred or assigned in the absence of an effective registration statement for such securities under the Act and applicable state securities laws, or unless sold pursuant to Rule 144 under the Act.”

(c)                                  The Seller acknowledges and agrees that the Issued Shares are being offered and sold to it in reliance upon specific exemptions from the registration requirements of the Securities Act, the rules and regulations promulgated thereunder and state securities laws and that the Purchaser is relying upon the truth and accuracy of, and the Seller’s compliance with, the representations, warranties, agreements, acknowledgements and undertakings of the Seller set forth herein in order to determine the availability of such exemptions and the eligibility of the Seller to acquire the Issued Shares.

SECTION 3.19                    Seller Compliance Certificates.  Each Seller Compliance Certificate is included in the LNM Disclosed Information and, to the Knowledge of the Seller, was true and correct as of the date of such Seller Compliance Certificate.

SECTION 3.20                    Brokers.  No broker, finder or investment banker (other than HSBC Bank plc and Citigroup Global Markets Limited) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Seller or LNM.  The Seller has provided the Purchaser with true and complete copies of the engagement letters between LNM and each of HSBC Bank plc and Citigroup Global Markets Limited.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

As an inducement to the Seller to enter into this Agreement, except as disclosed in the Purchaser Disclosed Information or as disclosed in any Purchaser SEC Report filed with, or furnished to, as the case may be, the SEC prior to the date of this Agreement, and except as qualified in Section 9.02, the Purchaser hereby represents and warrants to the Seller as follows:

SECTION 4.01                    Corporate Organization.  (a)  The Purchaser and each Subsidiary of the Purchaser (each, a “Purchaser Subsidiary” and collectively, the “Purchaser Subsidiaries”) is a company or other entity duly organized and validly existing under the laws of the jurisdiction of its organization and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Purchaser from performing its obligations under this Agreement and would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

(b)                                 Each Purchaser Subsidiary that is material to the business, financial condition, results or operations of the Purchaser and the Purchaser Subsidiaries taken as a whole is so identified on Exhibit G hereto and is referred to as a “Material Purchaser Subsidiary”.

SECTION 4.02                    Articles of Association, Etc.  The Deed of Incorporation and the Articles of Association (or any equivalent organizational document), each as amended to date, of the Purchaser and each Material Purchaser Subsidiary are in full force and effect.  Neither the Purchaser nor any Material Purchaser Subsidiary is in violation of any of the provisions of its Deed of Incorporation or Articles of Association (or any equivalent organizational document).

SECTION 4.03                    Capitalization.  (a)  The authorized share capital of the Purchaser consists of € 12,215,000 divided into (i) 500,000,000 Class A Shares and (ii) 72,150,000 Class B Shares.  As of the date of this Agreement, (i) 54,850,000 Class A Shares are issued and (save for the Class A Shares referenced in clause (iv) of this Section 4.03(a)) outstanding, all of which are validly issued, fully paid and non-assessable, (ii) 72,150,000 Class B Shares are issued and outstanding, all of which are validly issued, fully paid and non-assessable, (iii) there are no Class A Shares reserved for future issuance pursuant to stock options under the Purchaser Stock Option Plan and (iv) 9,389,566 Class A Shares are held by the Purchaser in treasury.  No rights shall vest or further options shall be granted pursuant to the Purchaser Stock Option Plan as a result of the consummation of this Agreement or the Transactions.  None of the issued and outstanding Purchaser Common Shares was issued in violation of any preemptive rights.  Except as set forth in this Section 4.03 and except for stock options granted pursuant to the Purchaser Stock Option Plan, there are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of the Purchaser or obligating the Purchaser to issue or sell any shares of, or other equity interests in, the Purchaser.  All Purchaser Common

Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, free and clear of all Encumbrances (other than pursuant to the Shareholders Agreement), fully paid and non-assessable.  There are no outstanding contractual obligations of the Purchaser to repurchase, redeem or otherwise acquire any Purchaser Common Shares or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(b)                                 Upon the issuance of the Issued Shares to the Transferee in accordance with Section 2.02, the Issued Shares will be (i) duly authorized, validly issued, fully paid, free and clear of all Encumbrances (other than pursuant to the Shareholders Agreement) and non-assessable and not subject to preemptive rights created by statute, the Purchaser’s Articles of Association or any agreement to which the Purchaser is a party or is bound and (ii) duly registered in the name of the Transferee.

(c)                                  All the outstanding shares of each Material Purchaser Subsidiary are validly issued, fully paid, non-assessable and free of preemptive rights and are owned by the Purchaser, whether directly or indirectly, free and clear of all Encumbrances.  There are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the shares of any Material Purchaser Subsidiary or obligating the Purchaser or any Material Purchaser Subsidiary to issue or sell any shares of capital stock of, or any other interest in, any Material Purchaser Subsidiary.  There are no voting trusts, shareholders agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any shares of, or any other interests in, any Material Purchaser Subsidiary.

SECTION 4.04                    Authority Relative to this Agreement.  The Purchaser has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Purchaser Shareholder Approval, to perform its obligations hereunder and to consummate the Transactions.  Subject to obtaining the Purchaser Shareholder Approval, the execution and delivery of this Agreement by the Purchaser and the consummation by the Purchaser of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement or to consummate the Transactions.  This Agreement has been duly and validly executed and delivered by the Purchaser and, assuming due authorization, execution and delivery by the Seller, constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms.

SECTION 4.05                    No Conflict; Required Filings and Consents.  (a)  The execution and delivery of this Agreement by the Purchaser do not, and the performance of this Agreement by the Purchaser will not, (i) conflict with or violate the Deed of Incorporation or the Articles of Association (or any equivalent organizational document) of the Purchaser or any Material Purchaser Subsidiary, (ii) materially conflict with or violate any Law applicable to the Purchaser or any Purchaser Subsidiary or by which any material property or asset of the Purchaser or any Material Purchaser Subsidiary is bound or affected or (iii) result in any material breach of, or constitute a material default (or an event which, with notice or lapse of time or both, would become a material default) under, or give to others any material additional rights or any material right of termination, amendment, acceleration or cancellation of, or result in the creation of a material lien or other Encumbrance on any material property or asset of the Purchaser or any Material Purchaser Subsidiary pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Purchaser or any Material Purchaser Subsidiary is a party or by which the Purchaser or any Purchaser Subsidiary or any material property or asset of the Purchaser or any Material Purchaser Subsidiary is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Purchaser from performing its obligations under this Agreement and would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

(b)                                 The execution and delivery of this Agreement by the Purchaser do not, and the performance of this Agreement by the Purchaser will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent the Purchaser from performing its material obligations under this Agreement.

SECTION 4.06                    Permits; Compliance.  The Purchaser and each Material Purchaser Subsidiary is in possession of all authorizations, licenses, permits, consents, certificates, approvals and orders of any Governmental Authority necessary for the Purchaser or such Purchaser Subsidiary, as the case may be, to own, lease and operate its material properties or to carry on its business as it is now being conducted (the “Purchaser Permits”), except where the failure to have, or the suspension or cancellation of, any of the Purchaser Permits would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Purchaser from performing its obligations under this Agreement and would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.  No suspension or cancellation of any of the Purchaser Permits is pending or, to the Knowledge of the Purchaser, threatened, except where the failure to have, or the suspension or cancellation of, any of the Purchaser Permits would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Purchaser from performing its obligations under this Agreement and would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.  Neither the Purchaser nor any Material Purchaser Subsidiary is in material conflict with, or in material default, breach or violation of, (a) any material Law applicable to the Purchaser or such Material Purchaser Subsidiary or by which any material property or asset of the Purchaser or such Material Purchaser Subsidiary is bound or affected, or (b) any material note, bond, mortgage, indenture, contract, agreement, lease, license, Purchaser Permit, franchise or other instrument or obligation to which the Purchaser or such Material Purchaser Subsidiary is a party or by which the Purchaser or such Material Purchaser Subsidiary or any material property or asset of the Purchaser or such Material Purchaser Subsidiary is bound or affected, except for any such conflicts, defaults, breaches or violations that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Purchaser from performing its obligations under this Agreement and would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

SECTION 4.07                    SEC Filings; Financial Statements.  (a)  The Purchaser and, as relevant, any Purchaser Subsidiary has filed or furnished, as the case may be, all forms, reports (including, without limitation, its Annual Reports on Form 20-F, quarterly and interim reports on Form 6-K and definitive proxy statements relating to meetings of shareholders) and documents required to be filed or furnished, as the case may be, by it with the United States Securities and Exchange Commission (the “SEC”) since January 1, 2001 (collectively, the “Purchaser SEC Reports”).  The Purchaser SEC Reports (i) were prepared in all material respects in accordance with either the requirements of the Securities Act or the U.S. Securities Exchange Act of 1934, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed or furnished, as the case may be, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b)                                 Each of the audited and unaudited consolidated financial statements (including, in each case, any notes thereto) contained (or incorporated by reference) in the Purchaser SEC Reports complied in all material respects with applicable accounting requirements and published rules and regulations of the SEC and were prepared in accordance with US GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Purchaser and its consolidated subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein.

(c)                                  Except as and to the extent provided for on the audited consolidated balance sheet of the Purchaser and the Purchaser Subsidiaries as at December 31, 2003, including the notes thereto, neither the Purchaser nor any Purchaser Subsidiary has any material liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) which ought to be provided for or otherwise taken into account or disclosed in financial statements prepared in accordance with US GAAP, except for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2003 and except for liabilities and obligations provided for on the unaudited consolidated interim balance sheet of the Purchaser and the Purchaser Subsidiaries as at June 30, 2004 (the “Purchaser Interim Financial Statements”).

SECTION 4.08                    Absence of Certain Changes or Events.  Since December 31, 2003, except as expressly contemplated by this Agreement or as provided for in the Purchaser Interim Financial Stateements, (a) the Purchaser has conducted its businesses only in the ordinary course and in a manner consistent with past practice and (b) there has not been any Purchaser Material Adverse Effect.

SECTION 4.09                    Absence of Litigation.  There is no Action pending or, to the Knowledge of the Purchaser, threatened against the Purchaser, any Material Purchaser Subsidiary or any material property or asset of the Purchaser or of any Material Purchaser

Subsidiary before any Governmental Authority that (a) individually or in the aggregate, has had or would have a Purchaser Material Adverse Effect or (b) seeks to materially delay or prevent the consummation of the Transactions.  None of the Purchaser, any Material Purchaser Subsidiary or any material property or asset of the Purchaser or any Material Purchaser Subsidiary is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of the Purchaser, continuing investigation by, any Governmental Authority that would, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Purchaser from performing its obligations under this Agreement or would, individually or in the aggregate, have a Purchaser Material Adverse Effect.

SECTION 4.10                    Employee Benefit Plans.  (a)  Neither the Purchaser nor any Material Purchaser Subsidiary has any express or implied commitment, whether legally enforceable or not, (i) to create, incur a material liability with respect to, or cause to exist any material employee benefit plan, program or arrangement or (ii) to enter into any contract or agreement to provide material compensation or benefits to any individual, other than, in each case, the Plans included in the Purchaser Disclosed Information or referenced in the Purchaser SEC Reports, or (iii) to modify, change or terminate any Material Purchaser Plan.

(b)                                 None of the Plans obligates the Purchaser or any Material Purchaser Subsidiary to pay separation, severance, termination or similar-type benefits solely or partially as a result of the Transactions.

(c)                                  Each material Plan to which the Purchaser or any Material Purchaser Subsidiary is a party (a “Material Purchaser Plan”) is now and always has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws and each Material Purchaser Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.  The Purchaser and the Purchaser Subsidiaries have performed all material obligations required to be performed by them under, are not in any respect in material default under or in material violation of, and, to the Knowledge of the Purchaser, there is no material default or violation by any party to, any Material Purchaser Plan.  No material Action is pending or, to the Knowledge of the Purchaser, threatened with respect to any Material Purchaser Plan (other than claims for benefits in the ordinary course) and, to the Knowledge of the Purchaser, no fact or event exists that could reasonably be expected to give rise to any such material Action.

(d)                                 All material contributions, premiums or payments required to be made with respect to any Material Purchaser Plan have been made on or before their due dates, or, if applicable, accrued in accordance with normal accounting practices, and a pro rata contribution for the period prior to and including the date of this Agreement has been made or accrued.

(e)                                  The fair market value of the assets of each funded Material Purchaser Plan, the liability of each insurer for any Material Purchaser Plan funded through insurance or the book reserve established for any Material Purchaser Plan, together with any accrued contributions, is sufficient to provide for the value of benefits determined on any ongoing basis (actual or contingent) accrued to the date of this Agreement with respect to all current and former participants under such Material Purchaser Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Material Purchaser Plan, and no Transaction shall cause such assets, insurance obligations, book reserve or accrual to be less than such benefit obligations.

SECTION 4.11                    Labor and Employment Matters.  (a)  There are no Actions pending or, to the Knowledge of the Purchaser, threatened, between the Purchaser or any Material Purchaser Subsidiary and any of their respective employees, which would, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Purchaser from performing its obligations under this Agreement or would, individually or in the aggregate, have a Purchaser Material Adverse Effect.  There is not now nor has there been in the last three years any material strike, slowdown, work stoppage or lockout, or, to the Knowledge of the Purchaser, threat thereof, by or with respect to any employees of the Purchaser or any Material Purchaser Subsidiary.

(b)                                 The Purchaser and the Material Purchaser Subsidiaries are in material compliance with all applicable material laws relating to the employment of labor, including those related to wages, hours, collective bargaining and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority and have withheld and paid to the appropriate Governmental Authority or are holding for payment not yet due to such Governmental Authority all material amounts required to be withheld from employees of the Purchaser or any Material Purchaser Subsidiary and are not liable for any material arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing.

SECTION 4.12                    Real Property; Title to Assets.  Each of the Purchaser and the Material Purchaser Subsidiaries has good and valid title to, or, in the case of real property currently leased or subleased by the Purchaser or any Material Purchaser Subsidiary, valid leasehold interests in, all of its real properties (whether owned or leased) used or held for use in its business, free and clear of any Liens, except for Liens that do not, individually or in the aggregate, materially adversely affect the value or the use of such property for its current and anticipated purposes.

SECTION 4.13                    Taxes.  The Purchaser and the Purchaser Subsidiaries have filed all Tax Returns and reports required to be filed by them and have paid and discharged all material Taxes required to be paid or discharged (whether or not shown on such Tax Returns) or otherwise provided for such Taxes on the Purchaser Interim Financial Statements.  All such Tax Returns were prepared with due care and diligence.  No taxing authority or agency is now asserting or, to the Knowledge of the Purchaser, threatening to assert against the Purchaser or any Purchaser Subsidiary any material deficiency or claim for any Taxes.  Neither the Purchaser nor any Purchaser Subsidiary has been granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax.  All Taxes required to have been withheld by or with respect to the Purchaser or any Purchaser Subsidiary have been timely withheld and remitted to the applicable taxing authority.  There are no material Tax liens upon any property or assets of the Purchaser or any of the Purchaser Subsidiaries except liens for current Taxes not yet due.  To the Knowledge of the Purchaser, neither the Purchaser nor any Purchaser Subsidiary has received notice of any claim by any taxing authority in a jurisdiction where the Purchaser or any Purchaser Subsidiary does not file Tax Returns that the Purchaser or any Purchaser Subsidiary is or may be subject to taxation in such jurisdiction.

SECTION 4.14                    Insurance.  (a)  The businesses of the Purchaser and the Material Purchaser Subsidiaries are covered by insurance policies of the types and include amounts of coverage as are usual and customary in the context of the businesses and operations in which the Purchaser and the Material Purchaser Subsidiaries are engaged.

(b)                                 With respect to each such insurance policy, to the Knowledge of the Purchaser, (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect, (ii) neither the Purchaser nor any Material Purchaser Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy and (iii) no insurer on the policy has been declared insolvent or placed in receivership or liquidation.

(c)                                  At no time subsequent to December 31, 2001 has the Purchaser or any Material Purchaser Subsidiary (i) been denied any material amount of insurance or indemnity bond coverage which it has requested, (ii) made any material reduction in the scope or amount of its insurance coverage or (iii) received notice from any of its insurance carriers that any insurance premiums will be subject to increase in an amount materially disproportionate to the amount of the increases with respect thereto (or with respect to similar insurance) in prior years or that any material insurance coverage currently in effect will not be available in the future substantially on the same terms as are now in effect.

SECTION 4.15                    Opinion of Financial Advisor.  The Purchaser has received the written opinion of Credit Suisse First Boston, dated the date of this Agreement, to the effect that, as of the date of this Agreement, the consideration to be paid for the Purchased Shares is fair, from a financial point of view, to the Purchaser, a copy of which opinion will be delivered to the Seller promptly after the date of this Agreement.

SECTION 4.16                    Brokers.  No broker, finder or investment banker (other than Credit Suisse First Boston LLC) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Purchaser.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE COMPLETION

SECTION 5.01                    Conduct of Business by LNM Pending the Completion.  The Seller agrees that, between the date of this Agreement and the Completion Date, except as expressly contemplated by any other provision of this Agreement, unless the Purchaser shall otherwise consent in writing (which consent shall not be unreasonably withheld):

(a)                                  the Seller shall cause the businesses of LNM and the LNM Subsidiaries to be conducted only in, and the Seller shall cause LNM and the LNM Subsidiaries to not take any action except in, the ordinary course of business and in a manner consistent with past practice; and

(b)                                 the Seller shall use its reasonable best efforts to preserve substantially intact the business organization of LNM and the LNM Subsidiaries, to retain the services of the current officers of LNM and the LNM Subsidiaries and to preserve the current relationships of LNM and the LNM Subsidiaries with customers, suppliers and other Persons with which LNM or any Material LNM Subsidiary has significant business relations.

By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement, none of the Seller, LNM or any LNM Subsidiary shall, between the date of this Agreement and the Completion Date, directly or indirectly, do, or propose to do, any of the following without the prior written consent of the Purchaser:

(i)                                     amend or otherwise change its Deed of Incorporation, Articles of Association or equivalent organizational documents;

(ii)                                  save for the proposed transfer by the Seller of the Purchased Shares to the Transferee, issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (A) any shares of any class of LNM or any LNM Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any such shares, or any other ownership interest (including any phantom interest), of LNM or any LNM Subsidiary or (B) any assets of LNM or any LNM Subsidiary, except in the ordinary course of business and in a manner consistent with past practice;

(iii)                               declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, save for any payments with respect to the dividend in the amount of US$2 billion declared by LNM on October 8, 2004;

(iv)                              reclassify, recapitalize, combine, exchange, split, reverse split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, issue at a discount, declare a stock dividend, or otherwise change in a like manner any of its share capital;

(v)                                 (A) acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any material amount of assets; (B) except for borrowings under current credit facilities, incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances, or grant any security interest in any of its assets except in the ordinary course of business and consistent with past practice; (C) enter into any contract or agreement other than in the ordinary course of business and consistent with past practice; (D) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$25 million other than pursuant to any capital expenditure plan disclosed in the LNM Disclosed Information; or (E) enter into or amend any contract, agreement, commitment or arrangement with respect to any matter set forth in this Section 5.01(v);

(vi)                              increase the compensation payable or to become payable or the benefits provided to its directors and officers who, as of the date of this Agreement, earn in excess of US$200,000 per annum, or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director or officer of LNM, or establish, adopt, enter into or amend any collective bargaining, bonus, profit-sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation or other plan, fund or policy for the benefit of any director, officer or employee of LNM or any LNM Subsidiary;

(vii)                           take any action which would materially affect the accounting policies or procedures of LNM currently in place;

(viii)                        pay, discharge or satisfy any material claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected, provided for or reserved against in the LNM Interim Financial Statements or subsequently incurred in the ordinary course of business and consistent with past practice;

(ix)                                amend, modify or consent to the termination of any Material Contract, or amend, waive, modify or consent to the termination of LNM’s or any LNM Subsidiary’s material rights thereunder, other than in the ordinary course of business and consistent with past practice;

(x)                                   commence or settle any material Action; or

(xi)                                announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

SECTION 5.02                    Conduct of Business by the Purchaser Pending the Completion.  Except as expressly contemplated by any other provision of this Agreement, the Purchaser agrees that from the date of this Agreement until the earlier of the termination of this Agreement and the Completion Date, (a) the Purchaser shall not, directly or indirectly, take any action to cause the Purchaser’s representations and warranties set forth in Article IV to be untrue in any material respect and (b) unless the Seller shall otherwise consent in writing (which consent shall not be unreasonably withheld), (i) the Purchaser shall cause the businesses of the Purchaser and the Purchaser Subsidiaries to be conducted only in, and the Purchaser shall not, and shall cause the Purchaser Subsidiaries to not, take any action except in, the ordinary course of business and in a manner consistent with past practice and (ii) the Purchaser shall not reclassify, recapitalize, combine, exchange, split, reverse split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, issue at a discount, declare a stock dividend, or otherwise change in a like manner any of its share capital (except any issue of shares pursuant to the scheduled exercise of options granted by the Purchaser pursuant to the Purchaser Stock Option Plan), unless the Class A Exchange Ratio and the Class B Exchange Ratio are appropriately adjusted to reflect the same.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01                    Shareholder Circular/Prospectus.  (a)  As promptly as practicable after the execution of this Agreement, the Purchaser shall prepare and file with Euronext the shareholder circular/prospectus to be distributed to the shareholders of the Purchaser in connection with the Transactions (the “Prospectus”).  The Purchaser shall use its reasonable best efforts to cause the Prospectus to be approved as promptly as practicable by Euronext.  LNM shall furnish all information concerning LNM as the Purchaser may reasonably request in connection with the preparation and approval by Euronext of the Prospectus.  The Purchaser shall use its reasonable best efforts to ensure that the Prospectus is mailed to its shareholders within five Business Days following the approval of the Prospectus by Euronext.

(b)                                 The Seller shall have an opportunity to review in advance all written submissions to or filings with Euronext, to participate in discussions with Euronext in connection with drafts of the Prospectus and to comment on the sections of such submissions or filings that include any disclosure relating to the Seller, LNM, any of the LNM Subsidiaries, their respective businesses, this Agreement or the Transactions and the Purchaser shall consider in good faith and take into account any reasonable comments which the Seller may provide to the Purchaser with respect to any drafts of the Prospectus reviewed by the Seller.

(c)                                  The Prospectus shall include the recommendation of the Purchaser Board to the shareholders of the Purchaser in favor of approval of this Agreement and approval of the Transactions.

(d)                                 The Seller represents and warrants that the information supplied by the Seller for inclusion in the Prospectus shall not, at (i) the time the Prospectus is approved by Euronext, (ii) the time the Prospectus (or any amendment thereof or supplement thereto) is first mailed to the shareholders of the Purchaser, (iii) the time of the Purchaser Shareholders’ Meeting and (iv) the Completion Date, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  If, at any time prior to the Completion Date, any event or circumstance relating to the Seller, LNM or any LNM Subsidiary, or their respective officers or directors, should be discovered by the Seller which should be set forth in an amendment or a supplement to the Prospectus, the Seller shall promptly inform the Purchaser.

(e)                                  The Purchaser represents and warrants that the information supplied by the Purchaser for inclusion in the Prospectus shall not, at (i) the time the Prospectus is approved by Euronext, (ii) the time the Prospectus (or any amendment thereof or supplement thereto) is first mailed to the shareholders of the Purchaser, (iii) the time of the Purchaser Shareholders’ Meeting and (iv) the Completion Date, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  If, at any time prior to the Completion Date, any event or circumstance relating to the Purchaser or any Subsidiary thereof, or their respective officers or directors, should be discovered by the Purchaser which should be set forth in an amendment or a supplement to the Prospectus, the Purchaser shall promptly inform the Seller.  The Purchaser represents and warrants to the Seller that the Prospectus will comply as to form and substance in all material respects with the applicable requirements of the listing and issuing rules of Euronext (Fondsenreglement) and Euronext announcements.

SECTION 6.02                    Purchaser Shareholders’ Meeting.  The Purchaser shall call and hold a general meeting of the shareholders of the Purchaser (the “Purchaser Shareholders’ Meeting”) for the purpose of voting upon the approval of this Agreement and the Transactions and the Purchaser shall use its reasonable best efforts to hold the Purchaser Shareholders’ Meeting as soon as practicable after the date on which the Prospectus is approved by Euronext.

SECTION 6.03                    Access to Information; Confidentiality.  (a)  From the date of this Agreement until the Completion Date, the Seller shall cause LNM and the LNM Subsidiaries to (i) provide to the Purchaser (and the Purchaser’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, (collectively, “Representatives”) reasonable access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of LNM and the LNM Subsidiaries and to the books and records thereof for the purpose of conducting whatever investigations the Purchaser deems necessary and (ii) furnish promptly to the Purchaser such information concerning the Business as the Purchaser or its Representatives may reasonably request.

(b)                                 From the date of this Agreement until the Completion Date, the Purchaser shall, and shall cause its Subsidiaries to (i) provide to the Seller and the Seller’s Representatives reasonable access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of the Purchaser and the Purchaser Subsidiaries and to the books and records thereof for the purpose of conducting whatever investigations the Seller deems necessary and (ii) furnish promptly to the Seller such information concerning the business of the Purchaser and the Purchaser Subsidiaries as the Seller or its Representatives may reasonably request.

(c)                                  All information obtained by either of the Parties and their respective Representatives pursuant to this Section 6.03 shall be kept confidential in accordance with the confidentiality agreement, dated August 23, 2004 (the “Confidentiality Agreement”), between the Purchaser and the Seller.

(d)                                 No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement or any condition to the obligations of the Parties.

(e)                                  Each of the Parties hereby waives the provisions of the Confidentiality Agreement as and to the extent necessary to permit the consummation of the Transactions.

SECTION 6.04                    Notification of Certain Matters.  Each Party shall give prompt notice to the other Party of (a) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which could reasonably be expected to cause any representation or warranty contained of such first Party in this Agreement to be untrue or inaccurate in any material respect and (b) any failure of such first Party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.04 shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

SECTION 6.05                    Further Action; Reasonable Best Efforts.  Upon the terms and subject to the conditions of this Agreement, each of the Parties shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including using its reasonable best efforts to obtain all consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts as are reasonably necessary for the consummation of the Transactions and to fulfill the conditions to the Completion; provided that neither the Purchaser nor the Seller will be required by this Section 6.05 to take any action, including entering into any consent decree, hold separate orders or other arrangements, that (a) requires the divestiture of any assets of any of the Purchaser, LNM or any LNM Subsidiary or (b) limits the Purchaser’s or LNM’s freedom of action with respect to, or its ability to retain, LNM and the LNM Subsidiaries or any portion thereof or any of the Purchaser’s or its Affiliates’ other assets or businesses, as the case may be.  In the event that, at any time after the Completion, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each of the Parties shall use their reasonable best efforts to take all such action.  The Parties acknowledge and agree that they shall use all reasonable efforts to cause the Completion to occur by December 31, 2004 or as soon as reasonably practicable thereafter.

SECTION 6.06                    Consents of Accountants.  The Purchaser and the Seller shall each use all reasonable efforts to cause to be delivered to each other consents from the Purchaser’s and LNM’s independent auditors, respectively, in form reasonably satisfactory to the recipient and customary in scope and substance for consents delivered by independent public accountants in connection with the Prospectus.

SECTION 6.07                    Public Announcements.  The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of the Purchaser and the Seller.  Thereafter, unless otherwise required by applicable Law or the requirements of the NYSE or Euronext, each of the Purchaser and the Seller shall use its reasonable best efforts to consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the Transactions.

ARTICLE VII

CONDITIONS TO THE COMPLETION

SECTION 7.01                    Conditions to the Obligations of Each Party.  The obligations of each of the Parties to consummate the Transactions are subject to the satisfaction or waiver (where permissible) of the following conditions:

(a)                                  No Order.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order, order, injunction, writ or award (an “Order”) which is then in effect and has the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions.

(c)                                  Purchaser Shareholder Approval.  The following shall have been approved by the requisite affirmative vote of the shareholders of the Purchaser in accordance with Section 2:107A of the Dutch Civil Code and the Purchaser’s Articles of Association (collectively, the “Purchaser Shareholder Approval”):

(i)                                     this Agreement and the Transactions;

(ii)                                  the amendment of the Purchaser’s Articles of Association to increase the authorized capital of the Purchaser to an extent sufficient to permit the issuance of the Issued Shares;

(iii)                               the delegation of authority to the Purchaser Board to issue the Issued Shares; and

(iv)                              the appointment of Ms. Vanisha Mittal Bhatia to the Purchaser Board (so long as such appointment shall be in accordance with all Managing Director independence requirements applicable to the Purchaser Board under the Purchaser’s Deed of Incorporation, Articles of Association, internal corporate governance policies and applicable Law).

(d)                                 Approval of Prospectus.  Euronext shall have confirmed that it has no further comments on the Prospectus.

(e)                                  Listing.  The Class A Shares to be issued to the Transferee hereunder shall have been provisionally admitted to listing on the Official Segment of the stock market of Euronext and shall be approved for listing on the NYSE, subject only to official notice of issuance.

SECTION 7.02                    Conditions to the Obligations of the Purchaser .  The obligations of the Purchaser to consummate the Transactions are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)                                  Representations and Warranties.  The representations and warranties of the Seller contained in this Agreement shall be true and correct in all material respects as of the Completion Date, as though made on and as of the Completion Date, except to the extent expressly made as of an earlier date, in which case, as of such earlier date (provided that any representation or warranty that is qualified by materiality or a LNM Material Adverse Effect shall be true and correct in all respects as of the Completion Date, or as of such particular earlier date, as the case may be).

(b)                                 Agreements and Covenants.  The Seller shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Completion Date.

(c)                                  Officer’s Certificate.  The Seller shall have delivered to the Purchaser a certificate, dated as of the Completion Date, signed by a director of the Seller, certifying as to the satisfaction of the conditions specified in Sections 7.02(a) and 7.02(b).

(d)                                 LNM Material Adverse Effect.  No LNM Material Adverse Effect shall have occurred since the date of this Agreement.

(e)                                  Non-Competition Agreement.  The Purchaser and Mr. Lakshmi N. Mittal shall have entered into the Non-Competition Agreement.

SECTION 7.03                    Conditions to the Obligations of the Seller.  The obligations of the Seller to consummate the Transactions are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)                                  Representations and Warranties.  The representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects as of the Completion Date, as though made on and as of the Completion Date, except to the extent expressly made as of an earlier date, in which case, as of such earlier date (provided that any representation or warranty that is qualified by materiality or a Purchaser Material Adverse Effect shall be true and correct in all respects as of the Completion Date, or as of such particular earlier date, as the case may be).

(b)                                 Agreements and Covenants.  The Purchaser shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Completion Date.

(c)                                  Officer’s Certificate.  The Purchaser shall have delivered to the Seller a certificate, dated as of the Completion Date, signed by the Chief Financial Officer of the Purchaser, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and 7.03(b).

(d)                                 Purchaser Material Adverse Effect.  No Purchaser Material Adverse Effect shall have occurred since the date of this Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01                    Termination.  This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Completion, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the shareholders of the Purchaser, as follows:

(a)                                  by mutual written consent of the Purchaser and the Seller; or

(b)                                 by either the Purchaser or the Seller if the Completion Date shall not have occurred on or before December 31, 2004, or such later date, but in no event later than March 31, 2005, if any Regulatory Approval which is required to consummate the

Transactions has not been obtained in time to reasonably permit the Completion to occur on or before December 31, 2004 or if any Governmental Authority has enacted, issued, promulgated, enforced or entered any Order which is then in effect and has the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions; provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Completion Date to occur on or before such date; or

(c)                                  by either the Purchaser or the Seller if any Governmental Authority in Algeria, Bosnia and Herzegovina, the British Virgin Islands, the Czech Republic, Dubai, the Former Yugoslav Republic of Macedonia, Kazakhstan, Luxembourg, the Netherlands, the Netherlands Antilles, Poland, Romania, South Africa or the United States of America shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which is then in effect and has become final and non-appealable and has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions; or

(d)                                 by either the Purchaser or the Seller if the Purchaser Shareholder Approval is not obtained at the Purchaser Shareholders’ Meeting; or

(e)                                  by the Purchaser upon a breach of any representation, warranty, covenant or agreement on the part of the Seller set forth in this Agreement, or if any representation or warranty of the Seller shall have become untrue, in either case such that the conditions set forth in Sections 7.02(a) and 7.02(b) would not be satisfied; provided, however, that if such breach is curable by the Seller, the Purchaser may not terminate this Agreement under this Section 8.01(e) for so long as the Seller continues to exercise its best efforts to cure such breach; or

(f)                                    by the Seller upon a breach of any representation, warranty, covenant or agreement on the part of the Purchaser set forth in this Agreement, or if any representation or warranty of the Purchaser shall have become untrue, in either case such that the conditions set forth in Section 7.03(a) and Section 7.03(b) would not be satisfied; provided, however, that if such breach is curable by the Purchaser, the Seller may not terminate this Agreement under this Section 8.01(f) for so long as the Purchaser continues to exercise its best efforts to cure such breach.

SECTION 8.02                    Effect of Termination.  In the event of the termination of this Agreement pursuant to Section 8.01, there shall be no liability under this Agreement on the part of any Party, except (a) as set forth in Section 8.03 and (b) nothing herein shall relieve any Party from liability for any breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination; provided, however, that the terms of Sections 6.03(c) and 6.03(d) shall survive any termination of this Agreement.

SECTION 8.03                    No Rescission.  Without prejudice to the preceding Sections 8.01 and 8.02, the Parties waive to the greatest extent legally possible their respective rights to rescind (ontbinden) or demand in legal proceedings the rescission (ontbinding) of this Agreement pursuant to Sections 6:265 to 6:272 of the Dutch Civil Code or otherwise.

SECTION 8.04                    Fees and Expenses.  All Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Transactions are consummated, save for the fees and expenses provided in the engagement letters referred to in Section 3.20, which shall be borne by LNM.  “Expenses”, as used in this Agreement, shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Prospectus, the solicitation of shareholder approvals, the filing of any required notices with Governmental Authorities and all other matters related to the Transactions.

SECTION 8.05                    Amendment; Waiver.  This Agreement may not be amended except by an instrument in writing signed by each of the Parties.  At any time prior to the Completion Date, either Party may (a) extend the time for the performance of any obligation or other act of the other Party, (b) waive any inaccuracy in the representations and warranties of any other Party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of the other Party or any condition to its own obligations contained herein.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party to be bound thereby.

ARTICLE IX

INDEMNIFICATION

SECTION 9.01                    Survival of Representations and Warranties.  The representations and warranties of the Seller contained in this Agreement shall survive the Completion until June 30, 2007.  The representations and warranties of the Purchaser shall terminate upon the Completion.  Subject to Section 9.05(g), neither the period of survival nor the liability of the Seller with respect to its representations and warranties shall be reduced by any investigation made at any time by or on behalf of the Purchaser.  If written notice of a claim has been given prior to the expiration of the applicable representations and warranties by the Purchaser to the Seller, then the relevant representations and warranties shall survive as to such claim, until such claim has been finally resolved.

SECTION 9.02                    Qualification of Representations and Warranties.  Notwithstanding any other provision of this Agreement, the Parties shall not be entitled to claim that any fact, matter or circumstance causes any of the representations or warranties hereunder to be breached or renders them misleading or causes any covenant hereunder to be breached to the extent that the same was disclosed in the LNM Disclosed Information or the Purchaser Disclosed Information or in the draft of the Prospectus dated October 22, 2004 (save those sections of the Prospectus entitled “Risk Factors”, “The Extraordinary Meeting”, “The Proposed Transaction”, “The Acquisition Agreement”, and “Other Agreements”).

SECTION 9.03                    Indemnification by the Seller.  (a)  Subject to the provisions of this Article IX, the Purchaser shall be indemnified and held harmless by the Seller for and against any and all liabilities, losses, diminution in value, damages, claims, reasonable costs and expenses properly incurred, interest, awards, judgments and penalties (including attorneys’ and consultants’ fees and expenses) actually suffered or incurred by the Purchaser (including any Action brought or otherwise initiated by the Purchaser) (a “Loss”), arising out of or resulting from:

(i)                                     the breach of any representation or warranty made by the Seller contained in this Agreement; or

(ii)                                  the breach of any covenant or agreement of the Seller contained in this Agreement.

(b)                                 Any indemnification of the Purchaser by the Seller required by paragraph (a) of this Section 9.03 shall be effected by a post-Completion adjustment of the Class A Exchange Ratio and the Class B Exchange Ratio in accordance with the procedures set forth in Section 9.05.

(c)                                  The Purchaser agrees and undertakes that, in the absence of fraud, it has no rights against and shall not make any claim against any employee, director, agent, officer or adviser of the Seller on whom it may have relied before agreeing to any term of this Agreement and any other agreement or document entered into pursuant to this Agreement on entering into this Agreement.

SECTION 9.04                    Limits on Indemnification.  Notwithstanding anything to the contrary contained in this Agreement, (a) the Seller shall not be liable for any claim for indemnification pursuant to Section 9.03 unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Seller equals or exceeds US$100 million, after which the Seller shall be liable for all of such Losses in excess of US$100 million, (b) no Losses may be claimed under Section 9.03 by the Purchaser or shall be reimbursable by the Seller or shall be included in calculating the aggregate Losses set forth in clause (a) above other than Losses in excess of US$2 million resulting from any single or aggregated claims arising out of the same facts, events or circumstances and (c) the maximum amount of indemnifiable Losses which may be recovered from the Seller shall be an amount equal to US$1 billion.

SECTION 9.05                    Notice of Loss; Indemnification Procedure.  (a)  The Purchaser shall give the Seller written notice (an “Indemnification Notice”) of any matter which the Purchaser has determined has given or could give rise to a right of indemnification under this Agreement, within 60 calendar days of such determination, stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises; provided, however, that the failure by the Purchaser to provide an Indemnification Notice shall not release the Seller from any of its obligations under this Article IX except to the extent that the Seller is materially prejudiced by such failure and shall not relieve the Seller from any other obligation or liability that it may have to the Purchaser otherwise than under this Article IX.  In the event that the Seller shall object to any amount claimed by the Purchaser in an Indemnification Notice, the

Seller shall give the Purchaser, within 30 calendar days after delivery to the Seller of such Indemnification Notice, a written notice (an “Objection Notice”) specifying (i) each such amount to which the Seller objects and (ii) in reasonable detail the nature and basis for such objection.  If the Purchaser shall not have received an Objection Notice from the Seller within such 30 calendar day period, the Seller shall be deemed to have irrevocably acknowledged the correctness of the amount claimed in such Indemnification Notice.

(b)                                 In the event that (i) the Seller shall not have, within 30 calendar days following receipt from the Purchaser of an Indemnification Notice, delivered an Objection Notice to the Purchaser or (ii) the Seller shall have delivered an Objection Notice to the Purchaser within such 30 calendar day period and either (A) the Seller and the Purchaser shall have, following the delivery of such Objection Notice, mutually agreed in writing that the Seller is obligated to indemnify the Purchaser for a specified amount or (B) the Arbitral Tribunal shall have issued an arbitral award with respect to the claim asserted in such Indemnification Notice, then the Seller shall, within five Business Days of (1) in the case of clause (i) of this Section 9.05(b), the expiration of such 30 calendar day period, (2) in the case of sub-clause (ii)(A) of this Section 9.05(b), the date of such written agreement between the Seller and the Purchaser or (3) in the case of sub-clause (ii)(B) of this Section 9.05(b), the issuance of such arbitral award, transfer or cause to be transferred (for no consideration) to the Purchaser a number of Purchaser Common Shares (excluding any fractional shares) having an aggregate value equivalent to the amount specified in such Indemnification Notice, such written agreement between the Seller and the Purchaser, or such arbitral award, as applicable (on the basis of a value of each Class A Share and each Class B Share equal to the Deemed Value).  The relative number of Class A Shares and Class B Shares comprised in the Purchaser Common Shares to be so transferred to the Purchaser shall be apportioned according to a ratio of 2.759135 Class B Shares to each Class A Share.

(c)                                Concurrently with the transfer to the Purchaser of Purchaser Common Shares pursuant to paragraph (b) of this Section 9.05, the Seller shall execute and deliver (or cause to be executed and delivered) to the Purchaser an Instrument of Transfer in the form of Exhibit H hereto.

(d)                               Each of the Parties shall (and shall cause its Affiliates to) take all such actions as are reasonably necessary to give effect to any transfer of Purchaser Common Shares that is required by paragraph (b) of this Section 9.05, including, without limitation, the cancellation of such number of Purchaser Common Shares held in treasury by the Purchaser as is necessary to give effect to or permit such transfer and the voting of any Purchaser Common Shares held by such Party or its Affiliates in favor of any such actions.  For as long as the Purchaser shall have any rights under Section 9.03, neither the Seller nor the Transferee shall transfer any of the Issued Shares (and no such purported transfer shall be effective) unless at the time of such purported transfer and after giving effect thereto, at least 7.51682% of the Issued Shares shall be owned by Persons who have agreed in writing to be bound by the obligations of the Seller under this Article IX.

(e)                                The Parties agree that in the event of a claim for damages by the Purchaser under this Article IX or otherwise pursuant to this Agreement, the sole and exclusive remedy of the Purchaser shall be the remedy provided in Section 9.05(b) and no monetary indemnification shall be sought or payable.

(f)                                  For all purposes of this Article IX, “Losses” (i) shall be net of any insurance recoveries or recoveries from third parties payable to the Purchaser or its Affiliates (including LNM and its Subsidiaries) in connection with the facts giving rise to the right of indemnification hereunder and (ii) shall be net of any amounts provided for in the Interim Financial Statements in connection with the same facts, events or circumstances giving rise to such Losses and (iii) shall exclude any amount attributable to any voluntary act, omission, transaction or arrangement carried out by the Purchaser or its Subsidiaries on or after consummation of the Transactions (including any change in the accounting policies, methods or practices used in the preparation of the LNM Financial Statements).

(g)                               In the event that the Purchaser shall make a claim for indemnification under Section 9.03 in connection with a breach of a representation and warranty of the Seller hereunder, the Seller hereby expressly waives the right to argue before the Arbitral Tribunal or otherwise that in reliance upon any action or omission on the part of the Purchaser or any Person acting for the Purchaser or upon the negotiations between the Parties, the Seller was entitled to assume that the Purchaser would investigate or further investigate prior to the Completion any fact, event or circumstance not fairly disclosed in the LNM Disclosed Information which the Purchaser alleges appears not to be as represented or warranted by the Seller, except where the Seller proves either that the Purchaser actually knew (based upon the Knowledge of the Purchaser) that such fact, event or circumstance was not as represented or warranted or that the breach of the representation or warranty is imputable to the Purchaser.

SECTION 9.06                    Third Party Claims.  Following the receipt from the Purchaser of an Indemnification Notice relating to any Action, audit, demand or assessment (each, a “Third Party Claim”) against the Purchaser, if the Seller acknowledges in writing its obligation to indemnify the Purchaser hereunder against any Losses that may result from such Third Party Claim, then the Seller shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Purchaser within five days of the receipt of such notice from the Purchaser; provided, however, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the judgment of the Purchaser in its sole and absolute discretion for the same counsel to represent both the Purchaser and the Seller, then the Purchaser shall be entitled to retain its own counsel in each jurisdiction for which the Purchaser determines counsel is required, at the expense of the Seller.  In the event that the Seller exercises the right to undertake any such defense against any such Third Party Claim as provided above, the Purchaser shall cooperate with the Seller in such defense and make available to the Seller, at the Seller’s expense, all witnesses, pertinent records, materials and information in the Purchaser’s possession or under the Purchaser’s control relating thereto as is reasonably required by the Seller.  Similarly, in the event the Purchaser is, directly or indirectly, conducting the defense against any such Third Party Claim, the Seller shall cooperate with the Purchaser in such defense and make available to the Purchaser, at the Seller’s expense, all such witnesses, records, materials and information in the Seller’s possession or under the Seller’s control relating thereto as is reasonably required by the Purchaser.  No such Third Party Claim may be settled by the Seller without the prior written consent of the Purchaser.

SECTION 9.07                    Transferee.  On the date upon which the Transferee becomes bound by the provisions of this Agreement applicable to the Seller pursuant to Section

2.04(e), references to the Seller in this Article IX shall be interpreted as references to the Transferee and this Article IX shall be construed accordingly.  For the avoidance of doubt, the Seller shall have no further liability under this Article IX following the date referenced in the first sentence of this Section 9.07.

ARTICLE X

GENERAL PROVISIONS

SECTION 10.01              Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.01):

if to the Purchaser:

Ispat International N.V.

15th Floor, Hofplein 20

3032 AC Rotterdam

The Netherlands

Facsimile No.:  +31-10-217-8850

Attention:          Company Secretary

with a copy to:

Ispat International N.V.

Berkeley Square House

7th Floor

Berkeley Square

London W1X 5PN

United Kingdom

Facsimile No.:  +44-20-7412-0203

Attention:          General Counsel

with a further copy to:

Shearman & Sterling LLP
599 Lexington Avenue
New York, New York  10022

USA
Facsimile No:  +212-848-7179
Attention:  W. Jeffrey Lawrence

if to the Seller:

Richmond Investment Holdings Limited

Roadtown

Tortola

British Vigin Islands

Facsimile No.:  +44-20-7355-2105

Attention:          Sudhir Maheshwari, Director

with a copy to:

Cleary, Gottlieb, Steen & Hamilton

Level 5

City Place House

55 Basinghall Street

London EC2V 5EH

United Kingdom

Facsimile No.:  +44-20-7600-1698

Attention:          Simon Jay

SECTION 10.02              Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 10.03              Entire Agreement; Assignment.  This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.  Neither this Agreement nor the rights and obligations under this Agreement may be assigned, pledged or transferred by either Party without the prior written consent of the other Party.

SECTION 10.04              Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

SECTION 10.05              Specific Performance.  The Parties agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

SECTION 10.06              Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of The Netherlands.

SECTION 10.07              Dispute Resolution.  (a)   Any dispute, controversy, claim or difference of any kind arising out of or in connection with this Agreement or the Transactions (a “Dispute”) shall be finally settled under the then existing Rules of Arbitration of the International Chamber of Commerce (the “ICC”), as modified by this Section 10.07, by three arbitrators (collectively, the “Arbitral Tribunal”) appointed in accordance with such Rules of Arbitration as so modified.  Of the three arbitrators, the Purchaser shall nominate one (1) arbitrator, the Seller shall nominate one (1) arbitrator, and the third arbitrator, who will act as chair of the Arbitral Tribunal, will be appointed pursuant to the Rules of Arbitration of the ICC.

(b)                                 The Arbitral Tribunal shall not award punitive damages.

(c)                                  Any arbitration hereunder shall be conducted as follows:

(i)                                     All proceedings in such arbitration shall be conducted in English and transcripts of such proceedings shall be prepared in English.

(ii)                                  The site of the arbitration shall be Amsterdam, The Netherlands.

(iii)                               Each Party shall bear its own costs in such arbitration, subject to the Arbitral Tribunal’s authority to apportion such costs as part of the arbitral award.

(iv)                              The arbitral award shall be final and binding on the Parties, and the Parties agree to comply with such arbitral award.

(v)                                 Any arbitral award in such arbitration may be recognized and enforced by any court of competent jurisdiction.

(d)                                 Notwithstanding the foregoing, nothing in this Section 10.07 shall preclude either of the Parties from applying for injunctive relief in summary proceedings (kort geding) before any court of competent jurisdiction.

SECTION 10.08              Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the Purchaser and the Seller have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ISPAT INTERNATIONAL N.V.

By	/s/Muni K. T. Reddy
Name:	Muni K. T. Redd
Title:	Chairman of the Special Committee

By	/s/Bhikam C. Agarwal
Name:	Bhikam C. Agarwal
Title:	Chief Financial Officer

By	/s/Simon Evans
Name:	Simon Evans
Title:	General Counsel

RICHMOND INVESTMENT HOLDINGS LIMITED

By	/s/Sudhir Maheshwari
Name:	Sudhir Maheshwari
Title:	Director

ANNEX B

VOTING AGREEMENT

VOTING AGREEMENT, dated as of October 24, 2004 (this “Agreement”), between Ispat International N.V., a company organized under the laws of The Netherlands (the “Company”), and Ispat International Investments, S.L., Sociedad Unipersonal, a company organized under the laws of Spain (the “Shareholder” and, together with the Company, the “Parties”).

WHEREAS, as of the date hereof, the Shareholder owns of record and beneficially (i) 26,149,500 Class A Shares, nominal value €0.01 per share, of the Company (“Class A Shares”) and (ii) 72,150,000 Class B Shares, nominal value €0.10 per share, of the Company (“Class B Shares”) (all such Class A Shares and Class B Shares being the “Owned Shares” and, together with any Class A Shares and Class B Shares of which ownership of record or the power to vote is hereafter acquired by the Shareholder prior to the termination of this Agreement, the “Shares”);

WHEREAS, the Company would not enter into the Acquisition Agreement, unless this Agreement was entered into simultaneously therewith; and

WHEREAS, the Company and Richmond Investment Holdings Limited, a company organized under the laws of the British Virgin Islands and an Affiliate of the Shareholder, propose to enter into, simultaneously herewith, an Acquisition Agreement (the “Acquisition Agreement”; terms used but not defined in this Agreement shall have the meanings ascribed to them in the Acquisition Agreement), which provides, upon the terms and subject to the conditions thereof, for the acquisition by the Company of all of the issued and outstanding share capital of LNM Holdings N.V., a company organized under the laws of The Netherlands Antilles (the “Acquisition”);

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein and in the Acquisition Agreement, and intending to be legally bound hereby, the Shareholder hereby agrees as follows:

1.  Undertaking to Vote.  The Shareholder hereby irrevocably agrees to vote, at any meeting of the shareholders of the Company and in any action by written consent of the shareholders of the Company, all of the Shares (a) in favor of the approval of the Acquisition Agreement and the Transactions, (b) against any action, agreement, transaction (other than the Acquisition Agreement or the Transactions) or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Acquisition Agreement (save where such action, agreement, transaction or proposal has been approved by the Board of Managing Directors of the Purchaser) or that would be reasonably likely to result in any of the conditions to the Company’s obligations under the Acquisition Agreement not being fulfilled and (c) in favor of any other matter necessary to the consummation of the Transactions and considered and voted upon by the shareholders of the Company.  The Shareholder acknowledges receipt and review of a copy of the Acquisition Agreement.

2.  Representations and Warranties of the Shareholder.  As an inducement to the Company to enter into this Agreement, the Shareholder hereby represents and warrants to the Company that:

(a)                                  The Shareholder owns of record and beneficially and has good, valid and marketable title to, free and clear of any Encumbrance, and has full and sole power to vote other than pursuant to this Agreement, all of the Owned Shares.

(b)                                 The Shareholder is a company duly organized and validly existing under the laws of Spain.  The Shareholder has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by the Shareholder and the consummation by the Shareholder of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Shareholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery hereof by the Company, constitutes the legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms.

(c)                                  The execution and delivery of this Agreement by the Shareholder do not, and the performance of the Shareholder’s obligations under this Agreement will not, (i) conflict with or violate the Articles of Association or equivalent organizational documents of the Shareholder, (ii) conflict with or violate any Law applicable to the Shareholder or by which any property or asset of the Shareholder is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of any Encumbrance on any property or asset of the Shareholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation.

(d)                                 The execution and delivery of this Agreement by the Shareholder do not, and the performance of this Agreement by the Shareholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority.

3.  Transfer of Shares.  The Shareholder agrees that (except as provided in this Agreement) it shall not, directly or indirectly, (a) sell, assign, transfer (including by operation of law) or permit the creation of any Encumbrance upon any of the Shares or otherwise agree to do any of the foregoing, (b) deposit any of the Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer or other disposition of any of the Shares or (d) take any action that would make any representation or warranty of the Shareholder herein untrue or incorrect in any material respect or have the effect of preventing or disabling the Shareholder from performing its obligations hereunder; provided, however, that the Shareholder may transfer Shares to any Person who agrees in writing to be bound by the obligations of the Shareholder under this Agreement.

4.  Termination.  The obligations of the Shareholder under this Agreement shall terminate upon the earliest of (i) the Completion, (ii) the termination of the Acquisition Agreement pursuant to Section 8.01 thereof and (iii) the withdrawal or adverse modification by the Board of Managing Directors of the Company of its recommendation to the shareholders of the Company that they vote in favor of the approval of the Acquisition Agreement and the Transactions.  Nothing in this Section 4 shall relieve the Shareholder of liability for any breach of this Agreement.

5.  Further Assurances.  The Shareholder shall, at the request of the Company, execute and deliver or cause to be executed and delivered such additional documents and instruments and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

6.  Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 6):

if to the Company:

Ispat International N.V.

15th Floor, Hofplein 20

3032 AC Rotterdam

The Netherlands

Facsimile No.:  +31-10-217-8850

Attention:          Company Secretary

with a copy to:

Ispat International N.V.

Berkeley Square House

7th Floor

Berkeley Square

London W1X 5PN

United Kingdom

Facsimile No.:  +44-20-7412-0203

Attention:          General Counsel

with a further copy to:

Shearman & Sterling LLP
599 Lexington Avenue
New York, New York  10022

USA
Facsimile No:  +212-848-7179
Attention:                          W. Jeffrey Lawrence

if to the Shareholder:

Ispat International Investments, S.L., Sociedad Unipersonal

Avda. Alcalde

Ramirez Bethencourt, 6

Las Palmas de Gran Canaria

Facsimile No.:  +44-20-7355-2105

Attention:                                Sudhir Maheshwari

with a copy to:

Cleary, Gottlieb, Steen & Hamilton
Level 5
City Place
55 Basinghall Street
London EC2V 5EH

United Kingdom
Facsimile No:  +44-20-7600-1698
Attention:                           Simon Jay

7.  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

8.  Entire Agreement; Assignment.  This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.  This Agreement shall not be assigned by either Party without the prior written consent of the other Party.

9.  Specific Performance.  The Parties agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

10.  Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of The Netherlands.

11.  Dispute Resolution.  (a) Any dispute, controversy, claim or difference of any kind arising out of or in connection with this Agreement or the Transactions (a “Dispute”) shall be finally settled under the then existing Rules of Arbitration of the International Chamber of Commerce (the “ICC”), as modified by this Section 11, by three arbitrators (collectively, the “Arbitral Tribunal”) appointed in accordance with such Rules of Arbitration as so modified.  Of the three arbitrators, the Company shall nominate one (1) arbitrator, the Shareholder shall nominate one (1) arbitrator, and the third arbitrator, who will act as chair of the Arbitral Tribunal, will be appointed pursuant to the Rules of Arbitration of the ICC.

(b) The Arbitral Tribunal shall not award punitive damages.

(c) Any arbitration hereunder shall be conducted as follows:

(i)                                     All proceedings in such arbitration shall be conducted in English and transcripts of such proceedings shall be prepared in English.

(ii)                                  The site of the arbitration shall be Amsterdam, The Netherlands.

(iii)                               Each Party shall bear its own costs in such arbitration, subject to the Arbitral Tribunal’s authority to apportion such costs as part of the arbitral award.

(iv)                              The arbitral award shall be final and binding on the Parties, and the Parties agree to comply with such arbitral award.

(v)                                 Any arbitral award in such arbitration may be recognized and enforced by any court of competent jurisdiction.

(d)                                 Notwithstanding the foregoing, nothing in this Section 11 shall preclude either of the Parties from applying for injunctive relief in summary proceedings (kort geding) before any court of competent jurisdiction.

IN WITNESS WHEREOF, the Company and the Shareholder have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ISPAT INTERNATIONAL N.V.

By	/s/Muni K. T. Reddy
Name:	Muni K. T. Reddy
Title:	Chairman of the Special Committee

By	/s/Bhikam C. Agarwal
Name:	Bhikam C. Agarwal
Title:	Chief Financial Officer

By	/s/Simon Evans
Name:	Simon Evans
Title:	General Counsel

ISPAT INTERNATIONAL INVESTMENTS, S.L., SOCIEDAD UNIPERSONAL

By	/s/Sudhir Maheshwari
Name:	Sudhir Maheshwari
Title:	Director

ANNEX C

CREDIT SUISSE FIRST BOSTON LLC

Eleven Madison Avenue	Tel 1 212 325 2000
New York, NY 10010-3629	www.csfb.com

October 24, 2004

Special Committee of the Board of Directors

Ispat International N.V.

15th Floor

Hofplein 20

3032 AC Rotterdam

The Netherlands

Members of the Special Committee:

You have asked us to advise you with respect to the fairness to Ispat International N.V. (“Ispat”), from a financial point of view, of the Consideration (as defined below) provided in the Acquisition Agreement, dated as of October 24, 2004 (the “Acquisition Agreement”), between Richmond Investment Holdings Limited (“Investment Holdings”) and Ispat. The Acquisition Agreement provides for, among other things, the purchase (the “Purchase”) by Ispat from Investment Holdings of all of the outstanding common shares, par value US$0.10 per share, of LNM Holdings N.V. (the “Company”) in exchange for (i) 139,659,790 Class A Shares, nominal value EUR 0.01 per share (the “Ispat Class A Shares”), of Ispat (“Class A Consideration”) and (ii) 385,340,210 Class B Shares, nominal value EUR 0.10 per share (the “Ispat Class B Shares”), of Ispat (the “Class B Consideration” and, together with the Class A Consideration, the “Consideration”). You have advised us and we have assumed that Mr. Lakshmi N. Mittal and members of his immediate family, directly or indirectly, own all of the capital stock of Investment Holdings, as well as 47.67% of the issued and (save for shares held in treasury) outstanding Ispat Class A Shares and 100% of the issued and outstanding Ispat Class B Shares and that the Ispat Class A Shares and the Ispat Class B Shares are identical in all respects (other than voting power).

In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company and Ispat, as well as the Acquisition Agreement. We have also reviewed certain other information, including financial forecasts, provided to or discussed with us by the Company and Ispat, and have met with the managements of the Company and Ispat to discuss the business and prospects of the Company and Ispat, respectively. We have also considered certain financial data of the Company and financial and stock market data of Ispat, and we have compared those data with similar data for other publicly held companies in businesses similar to those of the Company and Ispat and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts that we have reviewed, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of the Company and Ispat as to the future financial performance of the Company and Ispat, respectively. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Purchase, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Ispat or the contemplated benefits of the Purchase and that the Purchase will be consummated in accordance with the terms of the Acquisition Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Ispat, nor have we been furnished with any such evaluations or appraisals. Our opinion only addresses the fairness to Ispat from a financial point of view of the Consideration to be paid in the Purchase and not any other aspect or implication of the Purchase or any related transaction. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to the actual value of Ispat Class A Shares or Ispat Class B Shares when issued to the Company’s stockholders pursuant to the Purchase or the prices at which such Ispat Class A Shares or Ispat Class B Shares will trade at any time. Our opinion does not address the relative merits of the Purchase as compared to alternative transactions or strategies that might be available to Ispat, nor does it address the underlying business decision of Ispat to proceed with the Purchase. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of Ispat.

We have acted as financial advisor to the Special Committee in connection with its consideration of the Purchase and will receive a fee for our services, a portion of which is contingent upon the consummation of the Purchase. We will also receive a fee upon the rendering of this opinion. In addition, Ispat has agreed to indemnify us for certain liabilities and other items arising out of our engagement. From time to time, we and our affiliates have in the past provided, and in the future we and our affiliates may provide, investment banking and other financial services to the Company and Ispat, for which we have received, and would expect to receive, compensation. In addition, we are currently acting as exclusive financial advisor to Ispat in connection with potential significant strategic transactions and may participate in related financings. In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of Ispat for our and our affiliates’ own accounts and for the accounts of

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customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Special Committee of the Board of Directors of Ispat in connection with its consideration of the Purchase and does not constitute a recommendation to any stockholder of Ispat as to how such stockholder should vote or act on any matter relating to the proposed Purchase.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid in the Purchase is fair to Ispat from a financial point of view.

Very truly yours,

CREDIT SUISSE FIRST BOSTON LLC

By:	/s/ [ILLEGIBLE]
Managing Director

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ANNEX D

HOULIHAN LOKEY HOWARD & ZUKIN

FINANCIAL   ADVISORS

www.hlhz.com

October 24, 2004

To The Special Committee

Of The Board of Managing Directors

Ispat International N.V.

Gentlemen:

We understand that Ispat International N.V. (“Ispat” or the “Company”) is considering entering into an acquisition agreement (the “Acquisition Agreement”) with Richmond Investment Holdings Limited (“Richmond”), the holder of all of the outstanding shares of LNM Holdings N.V. (“LNM”), pursuant to which Ispat will acquire all such shares in consideration for the issuance to Richmond of 139,659,790 Class A Shares, nominal value EUR 0.01 per share, and 385,340,210 Class B Shares, nominal value EUR 0.10 per share, of the Company for each share of LNM transferred to the Company. We further understand that the controlling shareholders of the Company are also the controlling shareholders of Richmond. Such transaction is referred to herein as the “Transaction.”

You have requested our opinion (the “Opinion”) as to the matters set forth below. The Opinion does not address the Company’s underlying business decision to effect the Transaction. Furthermore, at your request, we have not negotiated the terms of the Transaction nor have we advised you with respect to alternatives to the Transaction.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.                     Reviewed the Company’s annual reports to shareholders and on Form 20-F for the three fiscal years ended December 31, 2003 and quarterly reports on Form 6-K for the two quarters ended June 30, 2004;

2.                     Reviewed LNM’s consolidated financial statements for the three fiscal years ended December 31, 2003, and LNM-prepared interim financial statements for the period ended June 30, 2004, which LNM’s management has identified as being the most current financial statements available;

3.                     Reviewed of the following agreements dated October 24, 2004:

a.   The Acquisition Agreement;

b.   A Voting Agreement between the Company and Richmond; and

c.   A Non-Competition Agreement between the Company and Richmond;

4.                     Reviewed a draft of the proxy statement/prospectus, dated October 21, 2004;

New York • 685 Third Avenue, 15th Floor • New York, New York 10017-4024 • tel.212.497.4100 • fax 212.661.3070
Los Angeles Chicago San Francisco Minneapolis Washington, D.C. Dallas Atlanta London

Investment advisory services through Houlihan Lokey Howard & Zukin Financial Advisors.

5.                    Spoke with certain members of the senior management of the Company and LNM, to discuss the operations, financial condition, future prospects and projected operations and performance of the Company, and LNM respectively;

6.                    Reviewed forecasts and projections prepared by the Company’s management with respect to the Company for the years ended December 31, 2004 through 2009;

7.                    Reviewed forecasts and projections prepared by LNM’s management with respect to LNM for the years ended December 31, 2004 through 2009;

8.                    Reviewed the historical market prices and trading volume for the Company’s publicly traded securities;

9.                    Reviewed certain other publicly available financial data for certain companies that we deem comparable to the Company and LNM, and publicly available prices and premiums paid in other transactions that we considered similar to the Transaction; and

10.              Conducted such other studies, analyses and inquiries as we have deemed appropriate.

We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company and LNM, and that there has been no material change in the assets, financial condition, business or prospects of the Company or LNM since the date of the most recent financial statements made available to us.

We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company or LNM and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company or LNM. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

Based upon the foregoing, and in reliance thereon, it is our opinion that the consideration to be paid by the Company in the Transaction is fair, from a financial point of view, to the holders of the Company’s Class A Shares other than Ispat International Investments, S.L.; Sociedad Unipersonal.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

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